As filed with the Securities and Exchange Commission on July 12, 2024.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Endo, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	30-1390281
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1400 Atwater Drive

Malvern, Pennsylvania 19355

+1 (484) 216-0000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Matthew J. Maletta

Executive Vice President, Chief Legal Officer and Secretary

Endo, Inc.

1400 Atwater Drive

Malvern, Pennsylvania 19355

+1 (484) 216-0000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael J. Zeidel Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 +1 (212) 735-3000	Eric Scarazzo Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166-0193 +1 (212) 351-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion. Preliminary Prospectus dated July 12, 2024.

12,617,501 Shares

ENDO, INC.

Common Stock

This prospectus relates to the registration of 12,617,501 shares of our common stock, par value $0.001 per share, held by our stockholders identified in this prospectus, or the registering stockholders.

This prospectus relates to the registration of shares on behalf of the registering stockholders. The registration of these shares is to permit resale by the registering stockholders from time to time after the date of this prospectus, but it does not mean that any or all of the registering stockholders will sell any of these shares or indicate how long the registering stockholders will hold any of these shares. We have not solicited interest from, nor do we have any agreements with, any of the registering stockholders regarding their sale of any of these shares. Unlike an initial public offering, the resale by the registering stockholders is not being underwritten by any investment bank. The registering stockholders may, or may not, elect to sell their shares of our common stock covered by this prospectus, as and to the extent they may determine. If the registering stockholders choose to sell any of their shares of our common stock, we will not receive any proceeds from the sale of shares of our common stock by the registering stockholders.

We are not issuing and selling any shares in the offering described herein, and accordingly, there will be no change to the number of our shares outstanding on a fully diluted basis in connection with the offering.

Our common stock is not currently traded on any national securities exchange. However, shares of our common stock have a history of trading in private transactions, as our common stock is currently quoted and trades on the OTCQX® Best Market, where it has been trading since June 28, 2024. Based on information available to us, the low and high sales price per share of common stock for such private transactions during the period from June 28, 2024 through July 10, 2024 was $27.00 and $28.50, respectively. For more information, see “Sale Price History of Our Common Stock.” The registering stockholders may sell the shares registered hereby at the prevailing market price in the OTCQX® Best Market or in privately negotiated transactions. See “Plan of Distribution.”

Investing in shares of our common stock involves risks. See “Risk Factors” beginning on page 15 to read about factors you should consider before buying shares of our common stock.

Neither the U.S. Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is      , 2024.

Neither we, nor any of the registering stockholders, have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared or that have been prepared on our behalf or to which we have referred you. Neither we, nor any of the registering stockholders, is making an offer to sell or seeking offers to buy shares of our common stock in any jurisdiction where such offer or sale is not permitted. Neither we, nor any of the registering stockholders, take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since such date.

For investors outside the United States, neither we, nor any of the registering stockholders, have done anything that would permit the use or possession or distribution of this prospectus or any related free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock by the registering stockholders and the distribution of this prospectus outside the United States.

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Through and including      , 2024 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the U.S. Securities and Exchange Commission, or the SEC, using a “shelf” registration or continuous offering process. Under this shelf process, the registering stockholders may, from time to time, sell shares of our common stock covered by this prospectus in the manner described under “Plan of Distribution.” Additionally, under the shelf process, in certain circumstances, we may provide a prospectus supplement to add information to, or update or change information contained in, this prospectus, including under “Plan of Distribution.” In the future, we expect to file prospectus supplements and/or post-effective amendments to this registration statement, if necessary. You should read this prospectus, together with any applicable prospectus supplement, before deciding to invest in shares of our common stock. You may obtain this information without charge by following the instructions under “Where You Can Find More Information” included elsewhere in this prospectus.

As used in this prospectus, unless the context otherwise requires, references throughout to:

•

“Endo, Inc.” and, following the consummation of the Plan (as defined below) on the Effective Date (as defined below), “we,” “our,” or “us,” refer to Endo, Inc., an entity newly formed without the participation of Endo International plc (which will be dissolved in connection with the consummation of the Plan), and its direct and indirect subsidiaries on a consolidated basis, as successor entity for accounting and financial reporting purposes following the consummation of the Plan on the Effective Date;

•

“Endo International plc” and, prior to the consummation of the Plan on the Effective Date, “we,” “our,” or “us,” refer to Endo International plc and its direct and indirect subsidiaries on a consolidated basis, as the predecessor entity to Endo, Inc. for accounting and financial reporting purposes prior to the consummation of the Plan on the Effective Date;

•	“Bankruptcy Code” refers to title 11 of the United States Code, 11 U.S.C. § 101, et seq., as amended from time to time;

•	“Bankruptcy Court” refers to the United States Bankruptcy Court for the Southern District of New York having jurisdiction over the Chapter 11 Cases (as defined below);

•	“Debtors” refers to Endo International plc and its affiliated debtors in the Chapter 11 Cases;

•	“Chapter 11 Cases” refers to the Debtors’ chapter 11 cases under chapter 11 of the Bankruptcy Code;

•	“Effective Date” refers to April 23, 2024, the effective date of the Plan; and

•

“Plan” refers to the Joint Chapter 11 Plan of Reorganization of Endo International plc and its Affiliated Debtors [Docket No. 3355] as the same may be further amended, altered, modified, or supplemented, including as amended by the Fourth Amended Joint Chapter 11 Plan of Reorganization of Endo International plc and its Affiliated Debtors [Docket No. 3849], confirmed by the Bankruptcy Court pursuant to an order entered March 22, 2024 [Docket No. 3960].

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and other written or oral statements that we make from time to time contain, or will contain, certain “forward-looking statements.” We have tried, whenever possible, to identify such forward-looking statements with words, and variations of words, such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “plan,” “project,” “forecast,” “will,” “may” and similar expressions. We have based these forward-looking statements on our current expectations, assumptions and projections about, among other things, the growth of our business, our financial performance and the development of our industry.

Forward-looking statements include, without limitation, any statements relating to future financial results, cost savings, revenues, expenses, net income and income per share; the status, progress and/or outcome of litigation; future financing activities; the impact of public health crises and epidemics on the health and welfare of our employees and on our business (including any economic impact, anticipated return to historical purchasing decisions by customers, changes in consumer spending, decisions to engage in certain medical procedures, future governmental orders that could impact our operations and the ability of our manufacturing facilities and suppliers to fulfill their obligations to us); the expansion of our product pipeline and any development, approval, launch or commercialization activities; and any other statements that refer to our expected, estimated or anticipated future results.

Because these forward-looking statements reflect our current views concerning future events, these forward-looking statements involve risks and uncertainties including, without limitation, the effects of the emergence of our operating assets from the Chapter 11 financial restructuring process, including as it relates to the accounting for the effects of the Plan and the application of fresh start accounting; the timing or results of any pending or future litigation, investigations, claims, actual or contingent liabilities, settlement discussions, negotiations or other adverse proceedings; unfavorable publicity regarding the misuse of opioids; changing competitive, market and regulatory conditions; changes in legislation or regulations; our ability to obtain and maintain adequate protection for our intellectual property rights; the impacts of competition such as those related to XIAFLEX® and other branded and unbranded products; the timing and uncertainty of the results of both the research and development and regulatory processes, including regulatory approvals, product recalls, withdrawals and other unusual items; domestic and foreign health care and cost containment reforms, including government pricing, tax and reimbursement policies; technological advances and patents obtained by competitors; the performance, including the approval, introduction and consumer and physician acceptance of new products and the continuing acceptance of currently marketed products; our ability to develop or expand our product pipeline and to continue to develop the market for XIAFLEX® and other branded or unbranded products; the impact that known and unknown side effects may have on market perception and consumer preference; the success of any acquisition, licensing or commercialization; the effectiveness of advertising and other promotional campaigns; the timely and successful implementation of any strategic and/or optimization initiatives; the uncertainty associated with the identification of and successful consummation and execution of external corporate development initiatives and strategic partnering transactions; our ability to obtain and successfully manufacture, maintain and distribute a sufficient supply of products to meet market demand in a timely manner; supply chain issues; and the other risks and uncertainties more fully described under “Risk Factors.”

These risks and uncertainties, many of which are outside of our control, and any other risks and uncertainties that we are not currently able to predict or identify, individually or in the aggregate, could have a material adverse effect on our business, financial condition, results of operations and cash flows and could cause our actual results to differ materially and adversely from those expressed in forward-looking statements contained or referenced in this prospectus, including with respect to the effects of Endo International plc’s bankruptcy proceedings and the related events of default under its indebtedness on our current and future liquidity and ability to fund our working capital, capital expenditures, business development, debt service requirements, acquisitions and any other obligations; our ability to attract and retain key personnel; our ability to adjust to changing market conditions; and/or the potential for a significant reduction in our short-term and long-term revenues and/or any other factor that could cause us to be unable to fund our operations and liquidity needs.

We do not undertake any obligation to update our forward-looking statements after the date of this prospectus for any reason, even if new information becomes available or other events occur in the future, except as may be required under applicable securities laws. Also note that, as described under the caption “Risk Factors” contained in this prospectus, we provide a cautionary discussion of the risks, uncertainties and possibly inaccurate assumptions relevant to our business. These are factors that, individually or in the aggregate, we think could cause our actual results to differ materially from expected and historical results. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider this to be a complete discussion of all potential risks or uncertainties.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by the cautionary statements contained in this section and elsewhere in this prospectus.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Pursuant to the Plan, Endo, Inc. purchased substantially all of the assets and assumed certain liabilities of Endo International plc on the Effective Date. In accordance with Financial Accounting Standards Board Accounting Standards Codification, or ASC Topic 852, “Reorganizations,” Endo, Inc. will become the Successor reporting entity. We expect to apply fresh start accounting in accordance with ASC Topic 852, “Reorganizations,” as (i) the holders of existing voting ownership interests of Endo International plc received less than 50% of the voting shares of Endo, Inc. and (ii) the preliminary estimate of the reorganization value of assets immediately prior to confirmation of the Plan is estimated to have been less than the total of all post-petition liabilities and allowed claims.

The application of fresh start accounting requires that reorganization value be assigned to Endo, Inc.’s identified tangible and intangible assets based on their respective fair values, with any excess recorded as goodwill; post-petition liabilities will generally be assumed by Endo, Inc. at their historical carrying values; the Exit Financing Debt (as defined herein) liabilities will be measured and recorded by Endo, Inc. at their fair values; and historical accumulated deficit and accumulated other comprehensive loss of Endo International plc will be reset to zero by Endo, Inc. As applicable, Endo International plc’s liabilities subject to compromise and certain other liabilities were satisfied in accordance with the Plan’s terms.

The historical financial information of Endo, Inc. has not been included in this prospectus as (i) from its formation on December 5, 2023 through December 31, 2023, Endo, Inc. had no operations or business transactions or activities other than those incidental to its formation, and (ii) from January 1, 2024 to the Effective Date, Endo, Inc. had no operations or business transactions or activities other than those taken in contemplation of the Plan (including in connection with the incurrence of the Exit Financing Debt) and those incidental to the preparation of this prospectus and the registration statement of which this prospectus forms a part. As of March 31, 2024, Endo, Inc. had approximately $6 million of assets and liabilities, the majority of which related to the Exit Financing Debt transactions. Endo, Inc. had no other assets, liabilities or operating costs during the periods presented in this prospectus. As of the Effective Date, Endo, Inc. is a holding company and all of its business is conducted through its subsidiaries, and the financial results of such subsidiaries will be consolidated in its financial statements. For more information regarding the organizational transactions and holding company structure, see “Summary—Corporate Structure.” As Endo, Inc. had no interest in any other operations other than those of Endo International plc for the periods presented in this prospectus, the historical consolidated financial information included in this prospectus is that of Endo International plc.

The pro forma financial information included in this prospectus has been prepared to illustrate the anticipated effects of consummation of the Plan, including the incurrence of the Exit Financing Debt and the expected application of fresh start accounting, in accordance with ASC Topic 852, “Reorganizations.” For more information, see “Unaudited Pro Forma Consolidated Financial Information.”

MARKET AND INDUSTRY DATA

This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, our customers, trade and business organizations and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this prospectus is generally reliable, such information is inherently uncertain and imprecise. Market and industry data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions and estimates of the future performance of the markets in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates.

TRADEMARKS, SERVICE MARKS, COPYRIGHTS AND TRADENAMES

We own or otherwise have rights to the trademarks, service marks, copyrights and tradenames, including those mentioned in this prospectus, used in conjunction with the operation of our business. This prospectus includes our own trademarks, service marks, copyrights and tradenames, which are protected under applicable intellectual property laws, as well as trademarks, service marks, copyrights and tradenames of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or tradenames to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Solely for convenience, trademarks, service marks, copyrights and tradenames referred to in this prospectus may appear without the ®, ™, SM, or © symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, service marks, copyrights and tradenames.

SUMMARY

This summary highlights certain information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in shares of our common stock. You should read this entire prospectus carefully, including the information under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements of Endo International plc and the related notes thereto included elsewhere in this prospectus, before making an investment decision. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.”

Our Vision

To help everyone we serve live their best life.

Our Mission

To develop and deliver life-enhancing products through focused execution.

Overview

Endo, Inc. is a newly formed company that was created in December 2023 to facilitate the acquisition from the Debtors of substantially all of the assets of the Debtors and certain liabilities and equity of their and their non-debtor affiliates on the Effective Date of the Fourth Amended Joint Chapter 11 Plan of Reorganization of Endo International plc and its Affiliated Debtors, or the Plan. See “The Chapter 11 Restructuring” for further information. Following the sale and as of the Effective Date, Endo, Inc. is a diversified specialty pharmaceutical company that develops, manufactures, markets and sells a broad portfolio of pharmaceutical products across four reportable segments: Branded Pharmaceuticals, Sterile Injectables, Generic Pharmaceuticals and International Pharmaceuticals.

We generated total revenues of $419.5 million and $515.3 million in the three months ended March 31, 2024 and 2023, respectively, and $2.01 billion, $2.32 billion and $2.99 billion in the years ended December 31, 2023, 2022 and 2021, respectively. However, we generated net losses of $154.2 million and $3.3 million in the three months ended March 31, 2024 and 2023, respectively, and $2.45 billion, $2.92 billion and $613.3 million in the years ended December 31, 2023, 2022 and 2021, respectively.

Although we operate in a competitive environment and are subject to regulatory, manufacturing, supply chain and distribution risks like many of our peers, we believe we have a strong foundation to drive growth and create value over the long-term. We have a durable, patent-protected, branded pipeline-in-a-product, XIAFLEX®, within our Branded Pharmaceutical segment. XIAFLEX® has two on-market indications that have experienced continued growth over the last several years and additional indications that we believe are promising and for which clinical and pre-clinical development activities are underway. Revenue from XIAFLEX® has increased by a compound annual growth rate of approximately 16% between 2014 and 2023, including annual growth of approximately 1.5% and 8.3% in 2022 and 2023, respectively. We also have a deep pipeline of differentiated products within our Sterile Injectables segment. In addition, we have portfolios of mature products across our Branded Pharmaceuticals, Generic Pharmaceuticals and International Pharmaceuticals segments that we believe can deliver steady cash flows with limited targeted investments. Finally, we believe we have the commercial expertise, product development know-how and manufacturing capabilities to support our current product portfolio as well as our pipeline of product candidates.

Our core areas of growth include the Specialty Products portfolio within our Branded Pharmaceuticals segment and our Sterile Injectables segment. The Specialty Products portfolio is primarily focused on non-

surgical treatment options for conditions treated by urologists, orthopedic surgeons and other specialists. The Sterile Injectables portfolio is focused on ready-to-use and differentiated products which are primarily used in hospital settings. We believe these product portfolios provide the greatest opportunity for us to generate durable revenue and cash flow growth.

While our primary focus is on organic growth, we evaluate and, where appropriate, execute on opportunities to expand through the licensing or acquisition of products or companies in our core growth areas that can meet an unmet need, are complementary or adjacent to our current product portfolio, have an attractive growth profile and return on investment, and can leverage our existing commercial, development and manufacturing capabilities.

As of May 31, 2024, we had 2,995 employees, of which 440 were engaged in R&D and regulatory work, 371 in sales and marketing, 1,194 in manufacturing, 622 in quality assurance and 368 in general and administrative capacities. We manufacture our products in seven FDA-registered production facilities, including four in the United States and three in India.

Our Business

The following provides an overview of our four reportable segments:

Branded Pharmaceuticals. Our Branded Pharmaceuticals segment focuses on products that have inherent scientific, regulatory, legal and/or technical complexities and are marketed under recognizable brand names that are trademarked. Our Branded Pharmaceuticals segment reported adjusted income from continuing operations before income tax of $104.1 million, or 52% of segment revenues, and accounted for approximately 48% of total revenues in the three months ended March 31, 2024, and $459.3 million, or 53% of segment revenues, and accounted for approximately 43% of total revenues in the year ended December 31, 2023. Our Branded Pharmaceuticals segment includes a variety of branded products across two product portfolios: Specialty Products and Established Products.

The Specialty Products portfolio represents a core area of growth and includes products for the treatment of conditions in urology, orthopedics and endocrinology. The Specialty Products portfolio accounted for approximately 74% and 75% of the Branded Pharmaceutical segment revenues and approximately 35% and 32% of total revenues in the three months ended March 31, 2024 and the year ended December 31, 2023, respectively. The Specialty Products portfolio has contributed consistent revenues to the Branded Pharmaceutical segment of approximately $148.4 million and $142.2 million in the three months ended March 31 2024 and 2023, respectively, and $645.7 million, $621.7 million and $633.2 million in the years ended December 31, 2023, 2022 and 2021, respectively.

The portfolio is anchored by XIAFLEX® which accounted for approximately 76% and 74% of Specialty Products portfolio revenue and approximately 56% and 55% of the Branded Pharmaceutical segment revenues in the three months ended March 31, 2024 and the year ended December 31, 2023, respectively. Revenue from XIAFLEX® has increased by a compound annual growth rate of approximately 16% between 2014 and 2023, including annual growth of approximately 1.5% and 8.3% in 2022 and 2023, respectively.

XIAFLEX® is an enzyme-based, durable pipeline-in-a-product platform opportunity for Endo. XIAFLEX® is currently the only non-surgical treatment for Peyronie’s Disease (for adult men with a collagen plaque and a penile curvature deformity) and Dupuytren’s Contracture (for adult patients with an abnormal buildup of collagen in the fingers that limits or disables hand function). XIAFLEX® Peyronie’s Disease indication and Dupuytren’s Contracture indication represented approximately 70% and 30%, respectively, of total XIAFLEX® revenues in the three months ended March 31, 2024 and the year ended December 31, 2023. Several additional indications for XIAFLEX® are in clinical development, including plantar fibromatosis and plantar fasciitis, while others are in pre-clinical development, including arthrofibrosis of the knee following knee arthroplasty.

XIAFLEX® is protected by a durable patent estate with patents not limited by indication through the mid-2030s and method of use patents on future indications expected to extend through the late 2030s/early 2040s and potentially beyond. In addition to the durability of our patents, competitor development of a non-recombinant biosimilar utilizing our cell line is highly unlikely as access to the cell line is physically restricted (in a locked vault). Further, competitor development of a recombinant-biosimilar requires extensive investment and time. We are not currently aware of any approved or filed enzyme-based biosimilar products in the United States.

The Established Products portfolio includes six products across diverse areas that are not actively promoted by sales professionals or through advertising and require minimal commercial investment. The Established Products portfolio accounted for approximately 26% and 25% of the Branded Pharmaceutical segment revenues and approximately 12% and 11% of total revenues in the three months ended March 31, 2024 and the year ended December 31, 2023, respectively. Although the Established Products portfolio is not a core growth area, it has historically represented a durable source of cash flow requiring minimal supporting investment.

Sterile Injectables. Our Sterile Injectables segment includes a broad portfolio of approximately 40 critical care, maternal health, anesthesia and other products which are administered at hospitals, clinics and long-term care facilities. While most of these products are available as single or multi-dose vials (from which the drug product must be extracted), a growing number of products are or will be available as a ready-to-use bottle, bag or pre-filled syringe, among other presentations. The Sterile Injectables segment reported adjusted income from continuing operations before income tax of $37.1 million, or 38% of segment revenues, and accounted for approximately 23% of total revenues in the three months ended March 31, 2024, and $157.2 million, or 37% of segment revenues, and accounted for approximately 21% of total revenues in the year ended December 31, 2023.

Currently, our two largest Sterile Injectable products are ADRENALIN®, a non-selective alpha- and beta-adrenergic agonist indicated for emergency treatment of certain allergic reactions, including anaphylaxis, and VASOSTRICT®, a product indicated to increase blood pressure in adults with vasodilatory shock who remain hypotensive despite fluids and catecholamines. Together, these two products accounted for approximately 55% and 45% of the Sterile Injectables segment revenue in the three months ended March 31, 2024 and the year ended December 31, 2023, respectively.

ADRENALIN® is currently only available in a vial. VASOSTRICT® is available in both a vial and a ready-to-use bottle. While revenue from the VASOSTRICT® vial has declined significantly over the past two years due to availability of competing products, we have seen approximately 25% of the market convert to our VASOSTRICT® ready-to-use bottle. Our ADRENALIN® vial could also face significant competition in the near term.

Despite competition on existing vial products, which was primarily responsible for the decreases in this segment’s revenues of 27% from the year ended December 31, 2022 to 2023 and 53% from the year ended December 31, 2021 to 2022, the Sterile Injectables segment represents a core growth area. In addition to the diverse portfolio of on-market products, we have a robust and growing pipeline of nearly 50 mostly ready-to-use and differentiated products addressing operational constraints, such as long preparation time, or risks of errors in dosing, among others, as well as drug cost, safety, shortages and wastage in the hospital setting. Subject to regulatory approval, we plan to launch 45 of these products over the next five years. These ready-to-use and differentiated products are inherently more challenging to develop and manufacture. As a result, unlike traditional vials, our ready-to-use and differentiated products are less easily commoditized, and are generally expected to result in more durable revenue and cash flows.

Generic Pharmaceuticals. Our Generic Pharmaceuticals segment includes a portfolio of approximately 85 generic product families, including solid oral extended-release products, solid oral immediate release products, liquids, semi-solids, patches, powders, ophthalmics and sprays, and includes products that treat and manage a wide variety of medical conditions. Our generic portfolio also contains certain authorized generics, which are generic versions of branded products licensed by brand drug companies and marketed as generics, including, among others, lidocaine patch 5% (the authorized generic of Lidoderm®), lubiprostone capsules (the authorized generic of Mallinckrodt Pharmaceuticals’ Amitiza®) and sucralfate oral suspension 1 gm/10 ml (the authorized generic of AbbVie Inc.’s Carafate®). The Generic Pharmaceuticals segment reported adjusted income from continuing operations before income tax of $25.5 million, or 25% of segment revenues, and accounted for approximately 25% of total revenues in the three months ended March 31, 2024, and $237.9 million, or 37% of segment revenues, and accounted for approximately 32% of total revenues in the year ended December 31, 2023. While we plan to continue to invest in targeted product development opportunities and have several products in our pipeline that are expected to launch over the next several years, the Generic Pharmaceutical segment is not considered a growth area.

International Pharmaceuticals. Our International Pharmaceuticals segment sells a variety of specialty pharmaceutical products outside the United States, primarily to customers in Canada through our wholly owned subsidiary in Canada. The key products of this segment serve various therapeutic areas, including attention deficit hyperactivity disorder, pain, women’s health, oncology and transplantation, as well as over-the-counter products. Our International Pharmaceuticals segment reported adjusted income from continuing operations before income tax of $3.5 million, or 20% of segment revenues, and accounted for approximately 4% of total revenues in the three months ended March 31, 2024, and $16.7 million, or 23% of segment revenues, and accounted for approximately 4% of total revenues in the year ended December 31, 2023. While we plan to continue to invest in targeted new product opportunities through external business development and expect solid growth for several recently launched products, the International Pharmaceutical segment is not considered a core growth area for us due to its relatively small size.

Our Competitive Strengths

We believe our competitive strengths include our:

Large and Diversified Portfolio of Durable On-Market Products. We have a large and diversified portfolio of approximately 180 durable, on-market products across all four of our reportable segments. These products are used for the treatment of medical conditions across a wide variety of therapeutic areas in over 95% of U.S. hospitals. While we do have a small number of large and growing on-market products such as XIAFLEX®, which is protected by a durable patent estate that extends through the mid-2030s, most of our portfolio is made up of mature and non-promoted products that we believe can deliver steady cash flows over the long-term with very little investment. We believe these products will continue to be a durable source of cash flow that can be reinvested to further grow the business.

Robust and Growing Product Pipeline. We have a robust and growing pipeline of innovative and clinically differentiated product candidates primarily across the Specialty Products portfolio of our Branded Pharmaceuticals segment and the entire Sterile Injectables segment. Within our Branded Pharmaceutical segment, we are currently developing XIAFLEX® for additional indications including plantar fibromatosis and plantar fasciitis, which are in Phase 3 and Phase 2 clinical development, respectively. Although currently in Phase 3 clinical development, the plantar fibromatosis indication’s Phase 2 clinical study did not meet statistical significance in its primary endpoint, though a large patient sub-population showed statistically significant improvement across a majority of endpoints and there were no treatment-related serious adverse events. Together, these two indications represent an attractive market opportunity of over 3 million diagnosed patients. Additionally, we have several additional indications in pre-clinical development. We also have method of use patent applications on future indications that are expected to extend through the late 2030s/early 2040s and potentially beyond which may extend the durability of XIAFLEX®. Within our Sterile Injectables segment, we have approximately 50 product candidates in various stages of development. Approximately 60% of our Sterile Injectables pipeline consists of ready-to-use and other more differentiated product candidates. We believe these products are inherently more difficult to develop and are less easily commoditized, which should result in more durable revenue and cash flow for us if we are successful in launching them.

Proven Scalable Capabilities. We have extensive commercial capabilities with an experienced sales and marketing team of over 200 professionals that primarily focuses on the promotion of certain products within our Specialty Products portfolios through a targeted, product-dependent approach. In addition, we have well-established patient support services and an experienced field reimbursement capability that can help to improve patient outcomes by helping healthcare providers navigate through the various aspects of reimbursement and coverage requirements for our Specialty Products portfolio. Our proven formulation and product development know-how, strong project management and clinical development and regulatory expertise can be leveraged across our entire portfolio. Additionally, we have an efficient, high-quality and modernized manufacturing network, including four manufacturing facilities in the United States and three manufacturing facilities in India, that is capable of supporting an array of dosage forms. Although a large number of our products are manufactured by third parties, approximately 70% of our total revenues in the three months ended March 31, 2024 and the year ended December 31, 2023 was from products, including XIAFLEX®, that were manufactured in our facilities. We believe this comprehensive suite of capabilities increases the likelihood of success in commercializing complex and high-barrier-to-entry products that have the potential for more durable cash flows, provides us with a broader and more diversified product portfolio and allows us greater flexibility in the selection of targets for potential development.

Significantly Improved Balance Sheet and Strong Cash Flow Generation. Following consummation of the Plan on the Effective Date, we have a more flexible, de-levered balance sheet with substantially reduced indebtedness. As of March 31, 2024, we had approximately $11.1 billion of liabilities subject to compromise, which included $8.2 billion aggregate principal amount of secured and unsecured indebtedness. Following consummation of the Plan, we have $2.5 billion of funded indebtedness in the form of a new money first lien secured debt financing, also referred to as the Exit Financing Debt, $1.5 billion of which bears interest at Term SOFR plus 4.50% per annum or a base rate plus 3.50% per annum, in each case, stepping down by 0.25% upon achievement of certain first lien net leverage levels, at our option, and $1.0 billion of which bears interest at 8.500% per annum. In addition, upon consummation of the Plan, opioid, mesh and other claims against us were discharged and channeled to certain settlement trusts in accordance with the Plan, with minimal obligations remaining, most of which are contingent upon business performance, thereby resolving substantially all of our litigation contingencies. We had approximately $25.8 million and $62.1 million of net cash provided by operating activities in the three months ended March 31, 2024 and 2023, respectively, and approximately $435.1 million, $269.2 million and $411.1 million of net cash provided by operating activities in the years ended December 31, 2023, 2022 and 2021, respectively. Following consummation of the Plan, we believe our restructured and de-levered balance sheet provides us with a go-forward capital structure that will allow us the flexibility to use our strong cash flow in a disciplined way to fund our organic growth, pursue external opportunities to expand our portfolio and accelerate growth in our core areas, and to pay down debt and further de-lever our balance sheet, in addition to servicing the interest payments on our new debt and funding the payment obligations under the Plan that were not fully funded on the Effective Date. Given our strong cash flow generation historically, we do not expect that our interest payments and future payment obligations under the Plan will erode our cash reserves.

Experienced and Dedicated Management Team. We have a highly skilled and customer-focused management team in critical leadership positions with the experience, track record and comprehensive understanding of our business to execute strong performance. Our senior management team has extensive experience in the pharmaceutical industry, including improving business performance through organic revenue growth, operational and commercial excellence and through the identification, consummation and integration of licensing and acquisition opportunities. This experience is demonstrated through a proven track record of developing and commercializing products across all segments, including 55 products in our Sterile Injectables and Generic Pharmaceuticals segments within the past five years. In addition, our senior management team has a long tenure at Endo International plc and has guided our business through many unprecedented uncertainties, including the COVID-19 pandemic and the bankruptcy proceedings. Most of our senior management team held leadership roles at Endo International plc preceding the bankruptcy proceedings, remained in such roles through the bankruptcy proceedings and continue in such roles post-emergence. None of our senior management team held leadership roles at Endo International plc during the period covering the events related to the claims filed in the Chapter 11 Cases by the United States that were subject to the resolution reached with the U.S. Department of Justice, or the DOJ, described elsewhere in this prospectus. See “Risk Factors—Risks Related to Plan Effectiveness—The settlement reached with the DOJ in resolution of its pre-bankruptcy criminal and civil investigations of certain Debtors may lead to further disciplinary action” and “Unaudited Pro Forma Consolidated Financial Information—the Plan—Global Settlement with U.S. Department of Justice on behalf of the U.S. Government Entities.”

Our Business Strategy

Our strategy is driven by our aspiration to be a vibrant, growing, diversified specialty pharmaceutical company delivering innovative, life-enhancing products. We have three strategic priorities which are intended to guide all that we do to achieve this aspiration and drive long-term value for our stakeholders.

Our first strategic priority is to Expand and Enhance our Portfolio. For our Branded Pharmaceuticals segment, this includes driving sustained long-term growth in XIAFLEX® through focused investment, successfully leveraging the XIAFLEX® pipeline-in-a-product platform to pursue new indications that will provide a more fulsome suite of non-surgical solutions to treat “hand to foot” conditions, and targeting external opportunities in urology and orthopedics (and potentially adjacent areas) that can leverage existing commercial capabilities to accelerate growth. For our Sterile Injectables segment, this includes growing the pipeline through the addition of differentiated and durable product opportunities and successfully launching new products that address our customers’ needs. For our Generic Pharmaceuticals and International Pharmaceuticals segments, this includes limited targeted and opportunistic investments that will help to deliver durable future cash flows which can be used to fund the core growth areas.

Our second strategic priority is to continue to Reinvent How We Work. Over the last several years, we have expanded and modernized our internal Sterile Injectable manufacturing capabilities, rationalized our Generic Pharmaceutical manufacturing network and transformed our general and administrative functions. We intend to continue to invest to enhance those capabilities that are aligned with the growth strategies for our segments, particularly those capabilities that are necessary to support the continued development and manufacturing of more complex and differentiated sterile injectable products. We will also continue to execute initiatives to increase productivity and efficiencies, including with respect to the adoption and use of new technology that has the potential to meaningfully transform how we work. However, given our prior investments to expand and modernize our manufacturing network, we are not currently planning any meaningful capital expenditures for further expansion in the near term.

Our third strategic priority centers around our commitment to being a Force for Good. This includes promoting values that are consistent with a culture that is able to maintain a highly engaged, inclusive and high-performing team. We actively manage and monitor team member retention, equity and inclusion initiatives and employee engagement scores. We also continue to embrace and adopt sustainable practices that seek to promote the safe, efficient and responsible use of global resources, both directly and through our suppliers and logistics partners, to minimize impact to the environment. We actively manage and monitor our water and energy consumption, including Scope 1 and Scope 2 emissions, and waste generation. While we report results on these priorities annually in a corporate responsibility report, we have not introduced external targets related to our sustainability and culture priorities and do not plan to introduce targets in the short term.

We intend to follow a disciplined approach to capital allocation to achieve our aspiration. First, we will fund organic growth through investments in promotional efforts to support on-market non-opioid products, development efforts to support our pipeline growth and capital improvements to support our manufacturing network. Next, we will pursue selective acquisitions or business development opportunities to expand our portfolio in our core growth areas and accelerate growth. Finally, we intend to use excess cash to pay down debt.

Several factors will be critical for the successful implementation of our strategy including executing the targeted strategies to deliver XIAFLEX® on-market growth; obtaining favorable XIAFLEX® late-stage clinical trial outcomes for new indications in development; progressing the development and launch of the Sterile Injectables pipeline on a timely basis; implementing necessary capability enhancements; experiencing no significant performance issues with key third-party partners; and continuing to maintain a fully engaged, high-performing global team.

Summary Risk Factors

Our business and our ability to execute our strategy are subject to many risks. Before making a decision to invest in our common stock, investors should carefully consider all of the risks and uncertainties described in the section of this prospectus captioned “Risk Factors” immediately following this Summary and all of the other information in this prospectus. These risks include, but are not limited to, the following:

Risks Related to our Business and Industry

•	our industry is highly competitive;

•	the use of litigation and regulatory means by other pharmaceutical companies to obtain approval for other competing versions of our products;

•	the use by pharmacies and outsourcing facilities of compounded versions of our products;

•	our ability to identify and develop additional pharmaceutical products;

•	our ability to obtain and maintain exclusive marketing rights for our products;

•	the risks associated with acquisitions and licenses;

•	the risks associated with the sales of assets;

•	the availability and adequacy of third-party reimbursement for our products;

•	the risks associated with social and political pressures;

•	the impact of changes in market perception and consumer preferences;

•	the impact of changes in existing and future legislation and regulations;

•	the risks associated with our customer concentration;

•	the risks associated with our reliance on third parties;

•	our ability to manage our manufacturing and supply chain effectively;

•	our ability to manage the limited availability of certain active ingredients used in many of our products;

•	our ability to retain key personnel;

•	the impact of any cyber-attacks;

•	the risks associated with our global operations;

•	widespread health problems;

•	supply chain issues;

•	the impact of climate change and volatile adverse weather conditions;

•	the impact of evolving rules and regulations with respect to corporate responsibility matters;

•	the risks associated with being a holding company;

•	changes in tax law;

Risks Related to our Litigation and Liabilities

•	the risks associated with legal proceedings, governmental investigations and product recalls;

•	our ability to obtain and maintain adequate insurance;

Risks Related to our Indebtedness and Liquidity

•	our ability to fund our operations;

•	impairments of goodwill and other intangibles;

•	our ability to realize anticipated benefits from our strategic actions;

Risks Related to our Legal and Regulatory Environment

•	increased government scrutiny over agreements between branded and generic pharmaceutical companies;

•	our ability to maintain compliance with various laws, court orders and regulations pertaining to the marketing of our products and services;

•	our industry is heavily regulated;

•	our ability to bring new products to market;

•	the risks associated with compliance costs on our business and our global operations;

•	the risks associated with reporting obligations under governmental drug pricing programs;

•	changes in healthcare insurance coverage;

•	the risks associated with manufacturing interruptions due to regulatory and other factors;

•	the risks associated with trade policies between the United States and other countries;

•	our ability to comply with information privacy and data protection laws;

Risks Related to our Intellectual Property

•	our ability to protect and maintain our proprietary and licensed third-party technology;

•	the risks associated with litigation related to intellectual property;

Risks Related to Plan Effectiveness

•	deviations of our financial results from the projections filed with the Bankruptcy Court;

•	risks associated with historical financial information not being indicative of future financial performance;

•	deviations of the final fresh start accounting adjustments from the preliminary fresh start accounting adjustments used to calculate the pro forma financial data that is included in this prospectus;

•	our ability to maintain relationships with suppliers, customers, employees and other third parties;

•

our ability to defend from claims not discharged in the bankruptcy proceedings, which may include certain debts owed to governmental entities arising from fraud, certain foreign claims and claims against non-debtor subsidiaries;

•	our ability to compete effectively during the transition to new board of directors;

•

risks associated with the settlement reached with the DOJ, including that regulatory bodies may take additional administrative action against Endo, Inc. in relation to the civil settlement and criminal plea of a debtor entity that is not part of Endo, Inc. and the potential additional payment obligations of Endo, Inc. thereunder, which are capped and subject to satisfaction of certain financial performance metrics;

Risks Related to Ownership of our Common Stock

•	the risks associated with the volatility of the price of our common stock;

•	the ability of investors to sell their shares of our common stock at or above the prices those were purchased;

•	the risks associated with the uncertainty of the payment of dividends;

•	the risks associated with the sale of shares of our common stock by our stockholders;

•	the risks associated with the issuance of additional shares of our common stock;

•	the ability of certain stockholders to influence matters submitted to stockholders for approval;

•	the risks associated with anti-takeover provisions; and

•	the other factors discussed under “Risk Factors.”

The Chapter 11 Restructuring

Beginning on August 16, 2022, Endo International plc, together with certain of its direct and indirect subsidiaries, or collectively, the Debtors, filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code.

On December 19, 2023, following extensive negotiations with their key stakeholders, including in connection with a mediation process authorized by the Bankruptcy Court, the Debtors filed the Plan and the Disclosure Statement. The Plan incorporates settlements reached with all of the Debtors’ key stakeholders. Creditors voted overwhelmingly in favor of the Plan. On March 22, 2024, the Bankruptcy Court entered an order approving the Disclosure Statement on a final basis and confirming the fourth amended version of the Plan. The Plan became effective on April 23, 2024.

Upon consummation of the Plan on the Effective Date, among other things: (a) the Debtors sold substantially all of their assets and transferred certain liabilities and equity of their and their non-debtor affiliates to Endo, Inc. free and clear of all non-transferred liabilities, liens, claims and other encumbrances and (b) all compromises and settlements embodied in the Plan among the Debtors and holders of claims in connection with the Chapter 11 Cases became effective.

Corporate Structure

Presented below is a simplified organizational structure chart for our company following the consummation of the Plan.

Initial Equity Owners
• First Lien Claimholders (91.62% on a fully diluted basis as of the Effective Date)
• GUC Claimholders (3.53% on a fully diluted basis as of the Effective Date)
Endo, Inc. (Delaware)
Endo Finance Holdings, Inc. (Delaware)
Endo Enterprise, Inc. (Delaware)
Other international subsidiaries
Endo USA, Inc. (Delaware)

Corporate Information

Endo, Inc. was incorporated as a Delaware corporation on December 5, 2023. Our principal executive offices are located at 1400 Atwater Drive, Malvern, PA 19355, and our telephone number is +1 (484) 216-0000. Our corporate website address is www.endo.com. The information contained on, or that can be accessed through, our website is deemed not to be incorporated in this prospectus or to be a part of this prospectus; we have included this website address solely as an inactive textual reference. You should not consider information contained on, or hyperlinked through, our website to be part of this prospectus in deciding whether to purchase shares of our common stock.

Summary Consolidated Financial and Other Data

The following tables summarize the consolidated financial and operating information of Endo International plc. For accounting and financial reporting purposes, the terms “Predecessor” and “Successor” used throughout this prospectus refer to the periods prior and subsequent to the consummation of the Plan on the Effective Date, respectively. For more information on the Plan, see “The Chapter 11 Restructuring.”

The following tables present summary historical consolidated financial data of Endo International plc and its subsidiaries as of the dates and for the periods indicated, as well as certain pro forma consolidated financial data of Endo, Inc. The summary historical consolidated statement of operations and cash flow data for the three months ended March 31, 2023 and 2024 and the summary historical consolidated balance sheet data as of March 31, 2024 is derived from the unaudited condensed consolidated financial statements of Endo International plc for such periods, included elsewhere in this prospectus. The summary historical consolidated statement of operations and cash flow data for the years ended December 31, 2021, 2022 and 2023 and the summary historical consolidated balance sheet data as of December 31, 2022 and 2023 is derived from the audited consolidated financial statements of Endo International plc for such periods, included elsewhere in this prospectus.

Historically, our business has been operated by Endo International plc, together with its subsidiaries. In connection with the Plan, Endo, Inc. acquired from the Debtors substantially all of the assets of Endo International plc, which will be dissolved in connection with the consummation of the Plan. Endo, Inc. was formed on December 5, 2023 and (i) from its formation on December 5, 2023 through December 31, 2023, Endo, Inc. had no operations or business transactions or activities other than those incidental to its formation, and (ii) from January 1, 2024 to the Effective Date, Endo, Inc. had no operations or business transactions or activities other than those taken in contemplation of the Plan (including in connection with the incurrence of the Exit Financing Debt) and those incidental to the preparation of this prospectus and the registration statement of which this prospectus forms a part. As of March 31, 2024, Endo, Inc. had approximately $6 million of assets and liabilities, the majority of which related to the Exit Financing Debt transactions. Endo, Inc. had no other assets, liabilities or operating costs during the periods presented in this prospectus. As of the Effective Date, Endo, Inc. is a holding company and all of its business is conducted through its subsidiaries, and the financial results of such subsidiaries will be consolidated in its financial statements. For more information regarding the organizational transactions and holding company structure, see “Summary—Corporate Structure.” As Endo, Inc. had no interest in any other operations other than those of Endo International plc for the periods presented in this prospectus, the summary historical consolidated financial data provided below is that of Endo International plc.

The summary unaudited pro forma consolidated statement of operations data for the three months ended March 31, 2024 and the year ended December 31, 2023 reflects the effects of the consummation of the Plan, including the Exit Financing Debt transactions thereunder, and the expected application of “fresh start” accounting, in accordance with ASC 852, as if the Effective Date of the Plan and application of fresh start accounting had occurred on January 1, 2023, the beginning of the most recently completed fiscal year. The summary unaudited pro forma consolidated balance sheet data reflects the effects of these transactions as if the Effective Date of the Plan and application of fresh start accounting had occurred on March 31, 2024. The summary unaudited pro forma consolidated financial data is provided for informational and illustrative purposes only and is not necessarily indicative of the financial results that would have been achieved had the events and transactions occurred on the dates indicated, nor is such financial data necessarily indicative of the results of operations in future periods.

The summary historical consolidated and unaudited pro forma consolidated financial data presented below should be read in conjunction with “Capitalization,” “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the audited consolidated financial statements and the unaudited condensed consolidated financial statements of Endo International plc and the related notes thereto included elsewhere in this prospectus.

As previously discussed, upon effectiveness of the Plan and in accordance with ASC 852, Endo, Inc. will become the Successor reporting entity and expects to apply fresh start accounting. The implementation of the Plan and the application of fresh start accounting are expected to result in the carrying amounts and classifications of assets, liabilities and equity of Endo, Inc. being materially different as compared to amounts reported in Endo International plc’s historical consolidated financial statements. Accordingly, the consolidated financial statements of Endo, Inc. will not be comparable to the historical consolidated financial statements of Endo International plc. For additional information, see Note 2, “Bankruptcy Proceedings,” to Endo International plc’s consolidated financial statements and “The Chapter 11 Restructuring.”

	Three months ended March 31,		Year ended December 31,			Three months ended March 31,	Year ended December 31,
	2023	2024	2021	2022	2023	2024 Pro Forma	2023 Pro Forma
(in thousands of U.S. dollars)	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Consolidated statement of operations data:
Total revenues, net	$515,267	$419,507	$2,993,206	$2,318,875	$2,011,518	$419,507	$2,011,518
Costs and expenses:
Cost of revenues	232,742	199,013	1,221,064	1,092,499	946,415	263,318	1,195,891
Selling, general and administrative	150,793	130,068	861,760	777,169	567,727	130,068	567,727
Research and development	27,703	25,902	123,440	128,033	115,462	25,902	115,462
Acquired in-process research and development	—	750	25,120	68,700	—	750	—
Litigation-related and other contingencies, net	15,200	—	345,495	478,722	1,611,090	—	1,611,090
Asset impairment charges	146	304	414,977	2,142,746	503	304	503
Acquisition-related and integration items, net	397	621	(8,379)	408	1,972	621	1,972
Interest expense, net	109	—	562,353	349,776	—	58,150	233,200
Loss on extinguishment of debt	—	—	13,753	—	—	—	—
Reorganization items, net	85,352	203,046	—	202,978	1,169,961	—	—
Other (income) expense, net	(125)	5,755	(19,774)	(34,054)	(9,688)	5,755	(9,688)

Income (loss) from continuing operations before income tax	2,950	(145,952)	(546,603)	(2,888,102)	(2,391,924)	(65,361)	(1,704,639)

Income tax expense	5,773	7,882	22,478	21,516	55,862	26,625	215,700

Loss from continuing operations	(2,823)	(153,834)	(569,081)	(2,909,618)	(2,447,786)	(91,986)	(1,920,339)

	Three months ended March 31,		Year ended December 31,			Three months ended March 31,	Year ended December 31,
	2023	2024	2021	2022	2023	2024 Pro Forma	2023 Pro Forma
(in thousands of U.S. dollars)	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Discontinued operations, net of tax	(456)	(396)	(44,164)	(13,487)	(2,021)	N/A	N/A

Net loss	$(3,279)	$(154,230)	$(613,245)	$(2,923,105)	$(2,449,807)	N/A	N/A

Consolidated cash flow data:
Net cash, cash equivalents, restricted cash and restricted cash equivalents provided by (used in):
Operating activities	$62,096	$25,794	$411,050	$269,193	$435,098	N/A	N/A
Investing activities	(21,364)	(10,463)	(59,544)	(133,147)	(49,794)	N/A	N/A
Financing activities	(144,715)	(153,319)	(105,481)	(513,873)	(604,628)	N/A	N/A
Capital expenditures, excluding capitalized interest	(31,280)	(16,602)	(77,929)	(99,722)	(94,325)	N/A	N/A
Proceeds from the U.S. Government Agreement	8,938	5,324	—	18,635	39,397	N/A	N/A

	As of March 31,	As of December 31,		As of March 31,
	2024	2022	2023	2024 Pro Forma
(in thousands of U.S. dollars)	(unaudited)			(unaudited)
Consolidated balance sheet data:
Cash and cash equivalents	$641,373	$1,018,883	$777,919	$200,000
Total assets	4,949,775	5,757,937	5,137,294	5,105,417
Long-term debt, less current portion, net	—	—	—	2,446,663
Total debt, gross	8,152,290	8,147,826	8,147,826	2,500,000
Liabilities subject to compromise	11,103,258	9,168,782	11,095,868	—
Total shareholders’ equity (deficit)	(6,754,715)	(4,162,172)	(6,597,560)	2,093,024

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks or uncertainties actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that case, the market price of our common stock could decline and you may lose all or a part of your investment. The risks discussed below are not the only risks we face. Additional risks or uncertainties not currently known to us, or that we currently deem immaterial, may also have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that any of the events discussed in the risk factors below will not occur.

Risks Related to our Business and Industry

We operate in a highly competitive industry.

The pharmaceutical industry is intensely competitive and we face competition in both our U.S. and international branded and generic pharmaceutical businesses. Competitive factors include, without limitation, product development, technological innovation, safety, efficacy, commercialization, marketing, promotion, product quality, price, cost-effectiveness, reputation, service, patient convenience and access to scientific and technical information. Many of our competitors have, and future competitors may have, greater resources than we do, and we cannot predict with certainty the timing or impact of competitors’ products and commercialization strategies. Furthermore, recent market consolidation in this industry may further concentrate financial, technical and market strength and increase competitive pressure in the industry. In addition, our competitors may make greater research and development, or R&D, investments and have more efficient or superior processes and systems and more experience in the development of new products that permit them to respond more quickly to new or emerging technologies and changes in customer demand which may make our products or technologies uncompetitive or obsolete. Furthermore, academic institutions, government agencies and other public and private organizations conducting research may seek patent protection and may establish collaborative arrangements for competitive products or programs. If we fail to compete successfully, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Certain of our branded products do not currently compete with on-market generic products but are likely to face generic competition in the future. The entrance of generic competitors can occur at any time and cannot be predicted with certainty. For additional information on our patent protection, see “Business—Patents, Trademarks, Licenses and Proprietary Property.” Generic products we currently sell with generic exclusivity could in the future be subject to competition from other generic competitors. Many of our products, including XIAFLEX® (which accounted for approximately 27% and 24% of total revenues in the three months ended March 31, 2024 and the year ended December 31, 2023, respectively), TESTOPEL®, SUPPRELIN® LA, ADRENALIN® and VASOSTRICT®, are also subject to competitive risks. During the first quarter of 2022, multiple competitive generic alternatives to VASOSTRICT® were launched, beginning with a generic that was launched at risk and began shipping toward the end of January 2022. Since then, additional competitive alternatives entered the market, including authorized generics. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Segment Results Review.”

Manufacturers of generic products typically invest far less in R&D than research-based companies. Additionally, generic competitors, including Asian or other overseas generic competitors, may be able to manufacture products at costs lower than us. For these reasons, competitors may price their products lower than ours, and such differences could be significant. Due to lower prices, generic versions, where available, may be substituted by pharmacies or required in preference to branded versions under third-party reimbursement programs. As a result, generic competition could have a material adverse effect on our business, financial condition, results of operations and cash flows. Legislation encouraging early and rapid approval of generic drugs could also increase the degree of generic competition we face. For example, the U.S. federal government has taken numerous legislative and regulatory actions to expedite the development and approval of generic drugs and biosimilars. Congress, the U.S. Food and Drug Administration, or the FDA, and other regulatory agencies are considering, and have enacted, various legislative and regulatory initiatives focused on drug competition, including legislation focused on drug patenting and the provision of drugs to generic applicants for testing. See “—If other pharmaceutical companies use litigation and regulatory means to obtain approval for generic, biosimilar, OTC or other competing versions of our products, our sales may suffer.”

In addition, our generics business faces competition from brand-name pharmaceutical companies, which have taken and may continue to take aggressive steps to thwart or delay competition from generic equivalents of their brand-name products, including bringing litigation alleging patent infringement or other violations of intellectual property rights. The actions taken by competing brand-name pharmaceutical companies may increase the costs and risks associated with our efforts to introduce generic products and may delay or prevent such introduction altogether. For example, if a brand-name pharmaceutical company’s patent were held to be valid and infringed by our generic products in a particular jurisdiction, we would be required to either obtain a license from the patent holder or delay or cease the manufacture and sale of such generic product. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our sales may also suffer as a result of changes in consumer demand for our products, including as a result of fluctuations in consumer buying patterns, changes in market conditions or actions taken by our competitors, including the introduction of new products or price reductions for existing products. Any of these factors or any event that adversely affects XIAFLEX® or the market for XIAFLEX® could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If other pharmaceutical companies use litigation and regulatory means to obtain approval for generic, biosimilar, OTC or other competing versions of our products, our sales may suffer.

Various manufacturers have filed Abbreviated New Drug Applications, or ANDAs, seeking FDA approval for generic versions of certain of our key pharmaceutical products. In connection with such filings, these manufacturers have challenged the validity and/or enforceability of one or more of the underlying patents protecting our products. Many of our products, including TESTOPEL®, SUPPRELIN® LA, ADRENALIN® and VASOSTRICT®, face generic and/or other forms of competition and such competition is expected to increase in the future. Any launch of competing versions of any of our products, including XIAFLEX®, could decrease the revenue of such products, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our practice is to vigorously defend and pursue all available legal and regulatory avenues in defense of the intellectual property rights protecting our products. Despite our efforts, litigation is inherently uncertain, and we cannot predict the timing or outcome of our efforts. If we are not successful in defending our intellectual property rights or opt to settle, or if a product’s marketing or data exclusivity rights expire or become otherwise unenforceable, our competitors could ultimately launch generic, biosimilar, over-the-counter, or OTC, or other competing versions of our products. Upon the loss or expiration of patent protection for one of our products, or upon the “at-risk” launch (despite pending patent infringement litigation against the generic product) by a generic manufacturer of a generic version of one of our patented products, our sales and revenues of the affected products would likely decline rapidly and materially, which could require us to write off a portion or all of the intangible assets associated with the affected product and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

There are currently pending legal proceedings brought by us and/or our subsidiaries and, in certain cases, our third-party partners, against manufacturers seeking FDA approval for generic versions of our products.

We also believe it is likely that manufacturers may seek FDA approvals for generic, OTC or other competing versions of other of our key pharmaceutical products, either through the filing of ANDAs, through the OTC monograph process or through the use of other means.

If pharmacies or outsourcing facilities produce compounded versions of our products, our sales may suffer.

Compounded drugs do not typically require the same R&D investments as either branded or generic drugs and, therefore, can compete favorably on price with both branded and generic versions of a drug. See “Business—Governmental Regulation.” The introduction of compounded versions of our products by pharmacies or outsourcing facilities could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we fail to successfully identify and develop additional branded and generic pharmaceutical products, obtain and maintain exclusive marketing rights for our branded and generic products or fail to introduce branded and generic products on a timely basis, our revenues, gross margin and operating results may decline.

Our financial results depend, to a significant extent, upon our ability, and the ability of our partners, to identify, develop, obtain regulatory approval for, launch and commercialize a pipeline of commercially successful branded and generic products, including first-to-file or first-to-market opportunities. Due to the significant competition we face and the importance of being the first (or one of the first) to market, no assurances can be given that we will be able to develop, introduce and maintain commercially successful products in the future. Competition could cause our revenues to decrease significantly, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Identifying and developing additional product candidates are prone to risks of failure inherent in product development. We conduct R&D to enable us to manufacture and market pharmaceutical products in accordance with specific government regulations. Much of our product development effort is focused on technically difficult-to-formulate products and/or products that require advanced manufacturing technology. Typically, expenses related to research, development and regulatory approval of compounds for our branded products are significantly greater than those expenses associated with generic products. Should we expand our R&D efforts, our research expenses are likely to increase. Because of the inherent risk associated with R&D efforts in the healthcare industry, particularly with respect to new products, our R&D expenditures may not result in the successful regulatory approval and introduction of new products and failure in the development of any new product can occur at any point in the process, including late in the process after substantial investment. Also, after we submit a regulatory application, the relevant governmental health authority may require that we conduct additional studies. As a result, we may be unable to reasonably predict the total R&D costs to develop a particular product and there is a significant risk that the funds we invest in R&D will not generate financial returns. In addition, our operating results and financial condition may fluctuate as the amount we spend to research and develop, commercialize, acquire or license new products, technologies and businesses changes.

The process of developing and obtaining regulatory approvals for new products is time-consuming, costly and inherently unpredictable. Even if we are able to identify and develop additional product candidates, we may fail to obtain exclusive marketing rights, such as the 180-day ANDA first-filer marketing exclusivity period provided for in the Hatch-Waxman amendments to the U.S. Federal Food, Drug, and Cosmetic Act of 1938, as amended, or FFDCA, or the 180-day exclusivity for competitive generic therapies established by the FDA Reauthorization Act of 2017, for such product candidates. Even if we were to secure such exclusivities, risks associated with securing timely approval, as well as risks of unfavorable litigation dispositions, put such exclusivities at risk of being forfeited. The approval of our ANDAs may also be stayed by the FDA for up to 30 months if such ANDAs become the subject of patent litigation. Even where we are awarded marketing exclusivity, we may be required to share our exclusivity period with other ANDA applicants or with authorized generics that are not prohibited from sale during the 180-day marketing exclusivity period. Our revenues have historically included sales of generic products with limited competition resulting from marketing exclusivity or other factors, and the failure to timely and effectively file any NDA, ANDA, Biologics License Application, also referred to herein as BLA, or Supplemental Biologics License Application, also referred to as sBLA, with the FDA or similar filings with other regulatory agencies, or to partner with parties that have obtained marketing exclusivity, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Furthermore, the successful commercialization of a product is subject to a number of factors, including:

•	the effectiveness, ease of use and safety of our products as compared to existing products;

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customer demand and the willingness of physicians and customers to adopt our products over products with which they may have more loyalty or familiarity and overcoming any biases toward competitors’ products or against our products;

•	the cost of our products compared to alternative products and the pricing and commercialization strategies of our competitors;

•	the success of our launch and marketing efforts;

•	adverse publicity about us, our products, our competitors and their products or the industry as a whole or favorable publicity about competitors or their products;

•	the advent of new and innovative alternative products;

•	any unforeseen issues or adverse developments in connection with our products and any resulting litigation, regulatory scrutiny and/or harm to our reputation; and

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other risks that may be out of our control, including the decision by a collaboration partner to make substantial changes to a product’s formulation or design, or a collaboration partner refusing to perform its obligations under our collaboration agreement, which may cause delays and additional costs in developing and marketing a product.

The success of our acquisition and licensing strategy is subject to uncertainty and acquisitions or licenses may reduce our earnings, be difficult to integrate, not perform as expected or require us to obtain additional financing.

We regularly evaluate selective acquisitions and at any given time, we may be seeking to enhance our product line by acquiring rights to additional products and compounds. Such acquisitions may be carried out through corporate acquisitions, asset acquisitions, licensing or joint venture arrangements. However, we may not be able to complete acquisitions, obtain licenses or enter into arrangements that meet our target criteria on satisfactory terms, if at all. For example, we may not be able to identify suitable acquisition candidates. In addition, any acquisition of assets and rights to products and compounds may fail to accomplish our strategic objective and may not perform as expected. Further, if we are unable to maintain, on commercially reasonable terms, product, compound or other licenses that we have acquired, our ability to develop or commercialize our products may be inhibited. In order to continue to develop and broaden our product range, we must compete to acquire assets. Our competitors may have greater resources than us and therefore be better able to complete acquisitions or licenses, which could cause us to be unable to consummate acquisitions, licensing agreements or cause the ultimate price we pay to increase. If we fail to achieve our acquisition or licensing goals, our growth may be limited.

Acquisitions of companies may expose us to additional risks, which may be beyond our control and may have a material adverse effect on our business, financial condition, results of operations and cash flows. The combination of two independent businesses is a complex, costly and time-consuming process. As a result, we may be required to devote significant management attention and resources to the integration of an acquired business into our practices and operations. Any integration process may be disruptive and may not achieve realization of expected benefits. The difficulties of combining operations of companies include, among others:

•	diversion of management’s attention to integration matters;

•	difficulties in achieving anticipated cost or tax savings, synergies, business opportunities and growth prospects from the combination of the businesses;

•	difficulties in the integration of operations and systems;

•	the impact of pre-existing legal and/or regulatory issues;

•	difficulties in conforming standards, controls, procedures and accounting and other policies, business cultures and compensation structures between the companies;

•	difficulties in the assimilation of employees and retention of key personnel;

•	difficulties in managing the expanded operations of a larger and more complex company;

•	challenges in retaining existing customers and obtaining new customers;

•	potential unknown liabilities or larger liabilities than projected;

•	unforeseen increases to expenses or other adverse consequences; and

•	difficulties in coordinating a geographically dispersed organization.

In addition, any acquisitions may result in material unanticipated problems, expenses, liabilities, competitive responses and loss or disruption of relationships with customers, suppliers, partners, regulators and others with whom we have business or other dealings.

The benefits of mergers and acquisitions are also subject to a variety of other factors, many of which are beyond our ability to control, such as changes in the rate of economic growth in jurisdictions in which the combined company will do business, the financial performance of the combined business in various jurisdictions, currency exchange rate fluctuations and significant changes in trade, monetary or fiscal policies, including changes in interest rates and tax law of the jurisdictions in which the combined company will do business. The impact of these factors, individually and in the aggregate, is difficult to predict, in part because the occurrence of the events or circumstances relating to such factors may be interrelated, and the impact to the combined company of the occurrence of any one of these events or circumstances could be compounded or, alternatively, reduced, offset or more than offset by the occurrence of one or more of the other events or circumstances relating to such factors.

In addition, based on current acquisition prices in the pharmaceutical industry, acquisitions could decrease our net income per share and add significant intangible assets and related amortization or impairment charges. Our acquisition strategy may require us to obtain additional debt or equity financing, resulting in additional debt obligations, increased interest expense (particularly in the currently rising interest rate environment) or dilution of equity ownership. We may not be able to finance acquisitions on terms satisfactory to us, or at all.

We may decide to sell assets, which could adversely affect our prospects and opportunities for growth.

At any time and from time to time, we may consider selling certain assets if we determine that such assets are not critical to our strategy or we believe the opportunity to monetize the asset is attractive or for various other reasons, including for the reduction of indebtedness. For example, as further discussed in Note 4, “Discontinued Operations and Asset Sales,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus, in both 2021 and 2022, we divested of certain assets related to our retail generics business. We have also divested of certain intellectual property rights throughout each of the past three years. Although our preference is to engage in asset sales only if they advance or otherwise support our overall strategy, we may decide to sell assets in response to liquidity needs, and any such sale could reduce the size or scope of our business, our market share in particular markets or our opportunities with respect to certain markets, products or therapeutic categories. As a result, any such sale could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The availability of third-party reimbursement for our products is uncertain, and we may find it difficult to maintain current price levels. Additionally, the market may not accept those products for which third-party reimbursement is not adequately provided, and government-led efforts may seek to legislate or otherwise effect lower prices for our products.

Our ability to commercialize our products depends, in part, on the extent to which reimbursement for the costs of these products is available from government healthcare programs, such as Medicaid and Medicare, private health insurers and others. We cannot be certain that, over time, third-party reimbursements for our products will be adequate for us to maintain price levels sufficient for realization of an appropriate return on our investment. Government payers, private insurers and other third-party payers are increasingly attempting to contain healthcare costs by: (i) limiting both coverage and the level of reimbursement (including adjusting co-pays) for products; (ii) refusing, in some cases, to provide any coverage for off-label uses for products; and (iii) requiring or encouraging, through more favorable reimbursement levels or otherwise, the substitution of generic alternatives to branded products. For instance, government agencies or third-party payers could attempt to reduce reimbursement for physician administered products through their interpretation of complex government price reporting obligations and payment and reimbursement coding rules, and could attempt to reduce reimbursement for separate physician administered products that share an active ingredient by requiring the blending of sales and pricing information in the same payment and reimbursement code.

There have been several recent U.S. Congressional inquiries, hearings and proposed and enacted federal and state legislation and rules, as well as executive orders, designed to, among other things: (i) reduce or limit the prices of drugs and make them more affordable for patients, such as by tying the prices that Medicare reimburses for physician administered drugs to the prices of drugs in other countries; (ii) reform the structure and financing of Medicare Part D pharmaceutical benefits, including through increasing manufacturer contributions to offset Medicare beneficiary costs; (iii) bring more transparency to how manufacturers price their medicines; (iv) enable the government to directly negotiate prices for drugs covered under Medicare; (v) revise rules associated with the calculation of Medicaid Average Manufacturer Price and Best Price, including with regard to the manner in which pharmaceutical manufacturers may provide copayment assistance to patients and the identification of “line extension” drugs, which affect the amount of rebates that manufacturers must pay on prescription drugs under Medicaid; (vi) eliminate anti-kickback statute discount safe harbor protection for manufacturer rebate arrangements with Medicare Part D Plan Sponsors and pharmacy benefit managers on behalf of Part D Plan Sponsors; (vii) create new anti-kickback statute safe harbors applicable to certain point-of-sale discounts to patients and fixed-fee administrative fee payment arrangements with pharmacy benefit managers; and (viii) facilitate the importation of certain lower-cost drugs from other countries. In addition, state legislatures and regulatory agencies have enacted legislation and regulations designed to control pharmaceutical and biological product pricing, including restrictions on pricing or reimbursement at the state government level, marketing cost disclosure and transparency measures, and, in some cases, policies to encourage importation of drugs from other countries (subject to federal approval) and bulk purchasing, including the National Medicaid Pooling Initiative. While we cannot predict the final form of any pending legislative, regulatory and/or administrative measures, as well as the impact of any ongoing or future legal challenges to such measures, some of the pending and enacted legislative proposals or executive rulemaking, such as those incorporating Most-Favored-Nation models, could significantly reduce the coverage and levels of reimbursement for products.

In addition, in August 2022, the United States enacted the Inflation Reduction Act of 2022, as amended, or the IRA. Subject to subsequent rulemaking, this act, among other changes: (i) gives HHS the ability and authority to directly negotiate with manufacturers the price that Medicare will pay for certain drugs; (ii) requires manufacturers of certain Part B and Part D drugs to issue rebates to HHS based on certain calculations and triggers, such as when drug price increases outpace the rate of inflation; (iii) places certain limitations on out-of-pocket spending for Medicare Part D enrollees; (iv) implements a 15% corporate alternative minimum tax on book income on corporations whose average annual adjusted financial statement income during the most recently-completed three-year period exceeds $1.0 billion; (v) implements a 1% excise tax on net stock repurchases; and (vi) implements several tax incentives to promote clean energy. These provisions started taking effect incrementally in late 2022 and currently are subject to various legal challenges. For example, the U.S. Centers for Medicare and Medicaid Services, or CMS, has released initial revised guidance addressing the Medicare Part B and Medicare Part D inflation rebate provisions of the IRA. In addition, in June 2023, CMS released revised guidance setting forth the requirements and procedures for implementing the Medicare Drug Price Negotiation Program for the first round of drug pricing evaluations, which occurred in 2023 and will continue in 2024, resulting in prices effective in 2026; our revenues may be significantly impacted if one or more of our products are eventually selected for evaluation under this program. While the impact of the IRA was not material to us in 2022 or 2023, we are continuing to evaluate the act and its requirements, as well as any potential impact on our business. It is possible that the act will have a material adverse effect on our business, financial condition, results of operations and cash flows in the future.

The unavailability of, or a reduction in, the reimbursement of our products could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may experience pricing pressure on our products due to social or political pressures, which would reduce our revenue and future profitability.

We may experience downward pricing pressure on our products due to social or political pressures, which would reduce our revenue and future profitability. Price increases have resulted in increased public and governmental scrutiny of the cost of pharmaceutical products. For example, U.S. federal prosecutors have issued subpoenas to pharmaceutical companies in connection with an investigation into pricing practices conducted by the DOJ. Several state attorneys general also have commenced drug pricing investigations and filed lawsuits against pharmaceutical companies, and the U.S. Senate has investigated a number of pharmaceutical companies relating to price increases and pricing practices. Our revenue and future profitability could be negatively affected if these or other inquiries were to result in legislative or regulatory proposals limiting our ability to increase or maintain the prices of our products.

In addition, the federal government and a number of federal legislators continue to scrutinize pharmaceutical prices and seek ways to lower prices. For example, recent legislation, including the IRA, seeks to reduce prescription drug costs in a variety of ways.

Our business is highly dependent upon market perceptions of us, our brands and the safety and quality of our products and similar products, and may be adversely impacted by negative publicity or findings.

We are dependent on market perceptions and consumer preferences. Negative publicity or findings associated with product quality, safety, efficacy, patient illness, side effects or other adverse effects related to, or perceived to be related to, our products, or similar products, or our or our partners’ and suppliers’ manufacturing facilities, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Market perceptions and consumer preferences are very important to our business, especially with respect to our brands, company name and the safety and quality of our products. Our products and similar products are subject to market withdrawal or recall and may be claimed or proven to be ineffective or harmful to consumers.

Our products may cause known or unknown adverse or other side effects. If we or our partners, suppliers or brands are negatively impacted by publicity, media coverage, market perception or consumer preference, it could impact the commercial viability of our products, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The pharmaceutical supply chain has been increasingly challenged by the vulnerability of distribution channels to illegal counterfeiting and the presence of counterfeit products in a growing number of markets and over the internet. Third parties may illegally distribute and sell counterfeit versions of our products that do not meet the rigorous manufacturing and testing standards that our products undergo. Counterfeit products are frequently unsafe or ineffective and can be potentially life-threatening. Counterfeit medicines may contain harmful substances, the wrong dose of active pharmaceutical ingredients, also referred to herein as APIs, or no API at all. However, to distributors and users, counterfeit products may be visually indistinguishable from the authentic version.

Negative posts or comments about us on any social networking website could seriously damage our reputation. The inappropriate use of certain social media vehicles could cause brand damage or information leakage or could lead to legal implications from the improper collection and/or dissemination of personally identifiable information or the improper dissemination of material non-public information.

Unfavorable media coverage or negative publicity about us or our products could have an adverse effect on the potential size of the market for new or existing products and could decrease revenues and royalties, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business and financial condition may be adversely affected by existing or future legislation and regulations.

We cannot predict with any certainty how existing laws may be applied or how laws or legal standards may change in the future. Current or future legislation and regulations, whether state or federal, or in any of the non-U.S. jurisdictions with authority over our operations, may have a material adverse effect on our business, financial condition, results of operations and cash flows.

In Canada, certain regulations increase the risk that the prices of our pharmaceutical products could be deemed excessive or otherwise result in us having to reduce the prices of our products or increase the payments we make to the Canadian government.

Current or future laws or regulations could have a material adverse effect on our business, financial condition, results of operations and cash flows. See “Business—Governmental Regulation.”

Our customer concentration may adversely affect our financial condition and results of operations.

We primarily sell our products to wholesalers, retail drug store chains, supermarket chains, mass merchandisers, distributors, mail order accounts, hospitals and/or government agencies. Our wholesalers and/or distributors purchase products from us and, in turn, supply products to retail drug store chains, independent pharmacies, hospitals, long-term care facilities, clinics, home infusion pharmacies, government facilities and managed care organizations, or MCOs. Our current customer group reflects significant consolidation in recent years, marked by mergers and acquisitions and other alliances. Consolidations and joint purchasing arrangements have resulted in increased pricing and other competitive pressures on pharmaceutical companies, including us. Additionally, the emergence of large buying groups representing independent retail pharmacies and other distributors and the prevalence and influence of MCOs and similar institutions have increased the negotiating power of these groups, enabling them to attempt to extract various demands, including without limitation, price discounts, rebates and other restrictive pricing terms. These competitive trends could continue in the future and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Net revenues from direct customers that accounted for 10% or more of our total consolidated net revenues during the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
Cencora, Inc.(1)	29%	35%	36%
McKesson Corporation	25%	26%	32%
Cardinal Health, Inc.	17%	20%	22%
CVS Health Corporation(1)	16%	4%	—%

(1)	During the second quarter of 2022, CVS Health Corporation finalized the acquisition of US Bioservices Corporation from Cencora, Inc. (known as AmerisourceBergen Corporation at the time).

There have not been significant changes in such customers and percentages for the three months ended March 31, 2024 and 2023. Net revenues from these customers are generally included within each of our segments. XIAFLEX® sales account for a significant portion of our total revenues and a significant portion of net revenues from certain of these customers. Accordingly, our revenues, financial condition or results of operations may also be unduly affected by fluctuations in the buying or distribution patterns of these customers, particularly with respect to XIAFLEX® sales. These fluctuations may result from seasonality, pricing, wholesaler inventory objectives or other factors. These customers are generally not contractually obligated to purchase a minimum amount of product from us. If we were to lose the business of any of these customers, or if any were to fail to pay us on a timely basis, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are currently dependent on outside manufacturers for the manufacture of a large number of our products; therefore, we have and expect to continue to have limited control of the manufacturing process and related costs. Certain of our manufacturers currently constitute the sole source of one or more of our products.

We rely on third parties to manufacture a large number of our products pursuant to contractual arrangements. Certain of our manufacturers currently constitute the sole source of our products. For example, Teikoku Seiyaku Co., Ltd. is our sole source of our lidocaine patch 5% product. As a result of the sale of certain of our manufacturing facilities and related assets, our reliance on third-party manufacturers has increased. Because of contractual restraints and the lead-time necessary to obtain FDA approval, U.S. Drug Enforcement Administration, or DEA, registration of a new manufacturer and/or obtain any applicable state licenses, there are no readily accessible alternatives to these manufacturers and replacement of any of these manufacturers may be expensive and time consuming and may cause interruptions in our supply of products to customers. Our business and financial viability are dependent on these third-party manufacturers for continued manufacture of our products, the continued regulatory and legal compliance of these manufacturers and the strength, validity and terms of our various contracts with these manufacturers. Any interruption or failure by these manufacturers to meet their obligations pursuant to various agreements with us on schedule or in accordance with our expectations, or any termination by these manufacturers of our supply arrangements, which, in each case, could be the result of one or many factors outside of our control, or any failure to meet regulatory or legal requirements could delay or prevent our ability to achieve sales expectations, cause interruptions in our supply of products to customers, cause us to incur failure-to-supply penalties, disrupt our operations or cause reputational harm to our company, any or all of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are dependent on third parties to supply raw materials used in our products and to provide services for certain core aspects of our business. Any interruption, mistake or failure by suppliers, distributors and collaboration partners to meet their obligations pursuant to various agreements with us or to comply with regulatory and legal requirements could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We rely on third parties to supply raw materials used in our products. In addition, we rely on third-party suppliers, distributors and collaboration partners to provide services for certain core aspects of our business, including manufacturing, packaging, shipping, warehousing, distribution, customer service support, medical affairs services, clinical studies, sales and other technical and financial services. Third-party suppliers and contractors are subject to FDA, DEA, state and foreign regulatory and legal requirements. Our business and financial viability are dependent on the continued supply of goods and services by these third parties, the regulatory and legal compliance of these third parties and on the strength, validity and terms of our various contracts with these third parties. Any interruption, mistake or failure by our suppliers, distributors and collaboration partners to meet their obligations pursuant to various agreements with us on schedule or in accordance with our expectations, or any termination by these third parties of their arrangements with us, which, in each case, could be the result of one or many factors outside of our control, could delay or prevent the development, approval, manufacture or commercialization of our products, result in non-compliance with applicable laws and regulations, cause us to incur failure-to-supply penalties, disrupt our operations or cause reputational harm to our company, any or all of which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We may also be unsuccessful in resolving any underlying issues with such suppliers, distributors and partners or replacing them within a reasonable time and on commercially reasonable terms.

APIs imported into the European Union must be certified as complying with the good manufacturing practice standards established by the European Union, as stipulated by the International Conference for Harmonization. These regulations place the certification requirement on the regulatory bodies of the exporting countries. Accordingly, the national regulatory authorities of each exporting country must: (i) ensure that all manufacturing plants within their borders that export API into the European Union comply with EU manufacturing standards, and (ii) for each API exported, present a written document confirming that the exporting plant conforms to EU manufacturing standards. The imposition of this responsibility on the governments of the nations exporting API may cause a shortage of API necessary to manufacture our products, as certain governments may not be willing or able to comply with the regulation in a timely fashion, or at all. A shortage in API may cause us to cease manufacturing of certain products or to incur costs and delays to qualify other suppliers to substitute for those API manufacturers unable to export. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are dependent on third parties to provide us with various estimates as a basis for our financial reporting. While we undertake certain procedures to review the reasonableness of this information, we cannot obtain absolute assurance over the accounting methods and controls over the information provided to us by third parties. As a result, we are at risk of them providing us with erroneous data which could impact our reporting. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates” for information about our most significant accounting estimates.

We may encounter difficulties in our manufacturing processes for our biologics products, which could materially adversely affect our results of operations or delay or disrupt the manufacture and supply of those products which are reliant upon our manufacturing operations.

The manufacture of biologic products requires significant expertise and capital investment. We manufacture collagenase clostridium histolyticum, or CCH, which is included in XIAFLEX®, in our Horsham, Pennsylvania facility. Biologics such as CCH require processing steps that are highly complex and generally more difficult than those required for most chemical pharmaceuticals. In addition, TESTOPEL® is manufactured using a unique, proprietary process. If the manufacturing processes are disrupted at the facilities where our biologic products are manufactured, it may be difficult to find alternate manufacturing sites. We may encounter difficulties with the manufacture of CCH and the active ingredient of TESTOPEL®, which could delay, disrupt or halt our manufacture of such products and/or product candidates, result in supply disruption or delay, product recalls, market withdrawals or product liability claims, require write-offs or otherwise have a material adverse effect on our business, financial condition, results of operations and cash flows.

The DEA limits the availability of the active ingredients used in many of our products as well as the production of these products, and, as a result, our procurement and production quotas may not be sufficient to meet commercial demand or complete clinical trials.

The DEA limits the availability of the active ingredients used in many of our products and sets a quota on the production of these products. We, or our contract manufacturing organizations, must annually apply to the DEA for procurement and production quotas in order to obtain these substances and produce our products. As a result, our procurement and production quotas may not be sufficient to meet commercial demand or to complete clinical trials. Moreover, the DEA may adjust these quotas from time to time during the year. Any delay or refusal by the DEA in establishing our quotas, or modification of our quotas, could delay or result in the stoppage of clinical trials or product launches, or could cause trade inventory disruptions for those products that have already been launched, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we are unable to retain our key personnel and continue to attract additional professional staff, we may be unable to maintain or expand our business.

Because of the specialized scientific nature of our business, our ability to develop products and to compete with our current and future competitors will remain highly dependent, in large part, upon our ability to attract and retain qualified scientific, technical and commercial personnel. The loss of key scientific, technical and commercial personnel or the failure to recruit additional key scientific, technical and commercial personnel could have a material adverse effect on our business, financial condition, results of operations and cash flows. While we have consulting agreements with certain key individuals and institutions and have employment agreements with our key executives, we may be unsuccessful in retaining personnel or their services under existing agreements. There is intense competition for qualified personnel in our industry, and we may be unable to continue to attract and retain the qualified personnel necessary for the successful development of our business.

Our operations could be disrupted if our information systems fail or are not upgraded or are subject to cyber-attacks.

Our business depends on the efficient and uninterrupted operation of our computer and communications systems and networks, hardware and software systems and our other information technology. As such, we continuously invest financial and other resources to maintain, enhance, further develop, replace or add to our information technology infrastructure. Such efforts carry risks such as cost overruns, project delays and business interruptions, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Additionally, these measures are not guaranteed to protect against all cybersecurity incidents.

In the ordinary course of our business, we collect and maintain information, which includes confidential, proprietary and personal information regarding our customers and employees, in digital form. Data maintained in digital form is subject to risk of cyber-attacks, which are increasing in frequency and sophistication and are made by groups and individuals with a wide range of motives and expertise, including criminal groups, “hackers” and others. Cyber-attacks could include the deployment of harmful malware, viruses, worms, denial-of-service attacks, ransomware, phishing, social engineering and other means to affect service reliability and threaten data confidentiality, integrity and availability. Despite our efforts to monitor and safeguard our systems to prevent data compromise, the possibility of a future data compromise cannot be eliminated entirely, and risks associated with intrusion, tampering and theft remain. If our systems were to fail or we are unable to successfully expand the capacity of these systems, or we are unable to integrate new technologies into our existing systems, our operations and financial results could suffer.

We also have outsourced certain elements and functions of our operations, including elements of our information technology infrastructure, to third parties, some of which operate outside the United States. As a result, we manage many independent vendor relationships with third parties who may or could have access to our confidential information. The size and complexity of our and our vendors’ systems make such systems potentially vulnerable to service interruptions and to security breaches from inadvertent or intentional actions by our employees, our partners, our vendors or other third parties, or from attacks by malicious third parties.

Our and our vendors’ information technology operations are spread across multiple, sometimes inconsistent platforms, which pose difficulties in maintaining data integrity across systems. The ever-increasing use and evolution of technology, including cloud-based computing, creates opportunities for the unintentional or improper dissemination or destruction of confidential information stored in our systems.

Any breach of our security measures or the accidental loss, inadvertent disclosure, unapproved dissemination, misappropriation or misuse of trade secrets, proprietary information or other confidential information, whether as a result of theft, fraud, cyber-attacks, hacking, trickery or other forms of deception or any other cause, could enable others to produce competing products, use our proprietary technology or information and/or adversely affect our business position. Further, any such interruption, security breach, loss or disclosure of confidential, proprietary or personal information could result in financial, legal, business and reputational harm to our company and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The risks related to our global operations may adversely impact our revenues, results of operations and financial condition.

In the three months ended March 31, 2024 and the year ended December 31, 2023, approximately 4% of our business’s total revenues were from customers outside the United States. Some of these sales were to governmental entities and other organizations with extended payment terms. Conducting business internationally, including the sourcing, manufacturing, development, sale and distribution of our products and services across international borders, subjects us to extensive U.S. and foreign governmental trade regulations, such as various anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, or the FCPA, export control laws, customs and import laws and anti-boycott laws. The FCPA and similar anti-corruption laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. We cannot provide assurance that our internal controls and procedures will always protect us from criminal acts committed by our employees or third parties with whom we work. If we are found liable for violations of the FCPA or other applicable laws and regulations, either due to our own acts or out of inadvertence, or due to the acts or inadvertence of others, we could suffer significant criminal, civil and administrative penalties, including, but not limited to, imprisonment of individuals, fines, denial of export privileges, seizure of shipments, restrictions on certain business activities and exclusion or debarment from government contracting, as well as reputational harm. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of our shipping and sales activities.

In addition, some countries where we source, develop, manufacture or sell products are subject to political, economic and/or social instability. Our non-U.S. R&D, manufacturing and sales operations expose us and our employees, representatives, agents and distributors to risks inherent in operating in non-U.S. jurisdictions. For example, we currently perform significant R&D and manufacturing operations in India and may expand these operations. A disruption in our Indian operations could have a material adverse effect on our business, financial condition, results of operations and cash flows. Risks associated with our global operations include, among others:

•	the imposition of additional U.S. and non-U.S. governmental controls or regulations;

•	the imposition of costly and lengthy new export licensing requirements;

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the imposition of U.S. and/or international sanctions against a country, company, person or entity with whom we do business that would restrict or prohibit continued business with the sanctioned country, company, person or entity;

•	economic or political instability or disruptions, including local or regional instability, civil unrest or hostilities, rioting, military activity, terror attacks or armed hostilities;

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disruptions due to natural disasters, earthquakes, cyclones, tornados, typhoons, flooding, droughts, landslides, geological events or severe weather events which may be exacerbated by the effects of climate change;

•	changes in duties and tariffs, license obligations and other non-tariff barriers to trade;

•	the imposition of new trade restrictions including foreign exchange controls;

•	supply disruptions and increases in energy and transportation costs;

•	the imposition of restrictions on the activities of foreign agents, representatives and distributors;

•	changes in global tax laws and/or the imposition by tax authorities of significant fines, penalties and additional taxes;

•	pricing pressure that we may experience internationally;

•	fluctuations in foreign currency exchange rates;

•	competition from local, regional and international competitors;

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difficulties and costs of staffing and managing foreign operations, including cultural differences and additional employment regulations, union workforce negotiations and potential disputes in the jurisdictions in which we operate;

•	difficulties and costs of obtaining and maintaining labs, R&D sites, manufacturing facilities and other locations in which we operate;

•	pandemics, epidemics or outbreaks of infectious diseases as described under “—Widespread health problems could materially and adversely affect our business”;

•	laws and business practices favoring local companies;

•	difficulties in enforcing or defending intellectual property rights; and

•	exposure to different legal and political standards due to our conducting business in foreign countries.

We also face the risk that some of our competitors have more experience with operations in such countries or with international operations generally and may be able to manage unexpected crises more easily. Furthermore, whether due to language, cultural or other differences, public and other statements that we make may be misinterpreted, misconstrued or taken out of context in different jurisdictions. Moreover, the internal political stability of, or the relationship between, any country or countries where we conduct business operations may deteriorate, including relationships between the United States and other countries. Changes in other countries’ economic conditions, product pricing, political stability or the state of relations between any such countries are difficult to predict and could adversely affect our operations, payment and credit terms and our ability to collect foreign receivables. Any such changes could lead to a decline in our profitability and/or adversely impact our ability to do business. Any meaningful deterioration of the political or social stability in and/or diplomatic relations between any countries in which we or our partners and suppliers do business could have a material adverse effect on our business, financial condition, results of operations and cash flows. A substantial slowdown of the global economy, or major national economies, could negatively affect growth in the markets in which we operate. Such a slowdown could result in national governments making significant cuts to their public spending, including national healthcare budgets, or reducing the level of reimbursement they are willing and able to provide to us for our products and, as a result, adversely affect our revenues, financial condition or results of operations. We have little influence over these factors and changes could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We cannot provide assurance that one or more of these factors will not harm our business. Risks associated with our non-U.S. R&D, manufacturing or sales could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Widespread health problems could materially and adversely affect our business.

Public health outbreaks, epidemics or pandemics, could materially and adversely impact our business. Public health directives or orders could materially disrupt our business (including our manufacturing and supply chain operations by significantly reducing our output), negatively impact our productivity, delay our product development programs and decrease demand for our products.

Widespread health problems may have significant impacts on third-party arrangements, including those with our manufacturing, supply chain and distribution partners, information technology and other service providers and business partners. For example, there may be significant disruptions in the ability of any or all of these third-party providers to meet their obligations to us on a timely basis, or at all, which may be caused by their own financial or operational difficulties, including any closures of their facilities pursuant to a governmental order or otherwise. Additionally, the supply of goods and services worldwide may be adversely affected as a result of increased pressure on global logistics network infrastructure and capacity or otherwise, which could result in interruptions of supply and/or increased costs based upon inability to obtain, and/or delayed deliveries of, raw materials and/or critical supplies necessary to continue our manufacturing activities and/or those of our third-party suppliers. See “—Supply chain and other manufacturing disruptions could negatively impact our businesses.”

Due to these disruptions and other factors, including changes to our workforce availability and increased demand for critical care products, our ability to meet our obligations to third-party distribution partners may be negatively impacted. We have delivered, and in the future we or our third-party providers may deliver, notices of the occurrence of force majeure or similar events under certain of our third-party contracts, which could result in prolonged commercial disputes and ultimately legal proceedings to enforce contractual performance and/or recover losses. Any such occurrences could result in significant management distraction and use of resources and, in the event of an adverse judgment, could result in significant cash payments. Further, the publicity of any such dispute could harm our reputation and make the negotiation of any replacement contracts more difficult and costly, thereby prolonging the effects of any resulting disruption in our operations. Such disruptions could be acute with respect to certain of our raw material suppliers where we may not have readily accessible alternatives or alternatives may take longer to source than usual. While we attempt, when possible, to mitigate our raw material supply risks through stock management and alternative sourcing strategies, some raw materials are only available from one source. Any of these disruptions could harm our ability to meet consumer demand, including any increase in demand for any of our products, including our critical care products used during a pandemic.

Economic crises and increases in unemployment rates resulting from widespread health problems have the potential to significantly reduce individual disposable income, result in lower levels of healthcare insurance coverage and/or depress consumer confidence, any of which could limit the ability of some consumers to purchase certain pharmaceutical products and reduce consumer spend on certain medical procedures in both the short- and medium-term. We are unable to predict the impact that widespread health problems may have going forward on the business, results of operations or financial position of any of our major customers, which could impact each customer to varying degrees and at different times and could ultimately impact our own financial performance. Certain of our competitors may also be better equipped to weather the impact of widespread health problems both domestically and abroad and better able to address changes in customer demand.

Additionally, our product development programs have been, and may continue to be, adversely affected by epidemics, pandemics and other widespread health problems. Public health directives may cause delays, increased costs and additional challenges in our product development programs, including obtaining adequate patient enrollment and successfully bringing product candidates to market. In addition, we may face additional challenges receiving regulatory approvals as previously scheduled dates or anticipated deadlines for action by the FDA on our applications and products in development could be subject to delays beyond our control.

Widespread health problems could increase the magnitude of many of the other risks described herein and have other adverse effects on our operations that we are not able to predict. For example, global economic disruptions and volatility in the financial markets could further depress our ability to obtain or renew insurance on satisfactory terms or at all. Further, we may be required to delay or limit our internal strategies in the short- and medium-term by, for example, redirecting significant resources and management attention away from implementing our strategic priorities or executing opportunistic corporate development transactions.

Any of the risks described herein could have a material adverse effect on our business, financial condition, results of operations and cash flows and could cause significant volatility in the trading prices of our securities.

Supply chain and other manufacturing disruptions could negatively impact our businesses.

We have experienced in the past, are currently experiencing and expect to experience in the future infrastructure capacity challenges to our global logistics network. Materials, equipment and labor shortages, shipping, logistics and other delays and other supply chain and manufacturing disruptions can make it more difficult and costly for us to obtain raw materials, supplies or services from third parties, to manufacture our own products and to pursue clinical development activities, and may also result in temporary disruptions or delays as we seek alternatives. Economic or political instability or disruptions, such as the conflicts in Ukraine and the Middle East, could negatively affect our supply chain or increase our costs. If these types of events or disruptions continue to occur, they could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be impacted by the effects of climate change and encounter challenges implementing sustainability-related measures.

Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere could present risks to our operations, including an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. Severe weather events, natural disasters and other disruptions, such as earthquakes, geological events, hurricanes, cyclones, tornados, typhoons, flooding, droughts, landslides and wildfires, may pose physical risks to our facilities and disrupt the operation of our supply chain. The impacts of the changing climate on water resources may result in water scarcity, limiting our ability to access sufficient high-quality water in certain locations, which may increase operational costs.

Concern over climate change may also result in new or additional legal or regulatory requirements designed to reduce greenhouse gas emissions and/or mitigate the effects of climate change on the environment. If such laws or regulations are more stringent than current legal or regulatory obligations, we may experience disruption in, or an increase in the costs associated with, sourcing, manufacturing and distributing our products, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We may be unable to successfully implement sustainability-related measures pursuant to our environmental, social and governance, also referred to as corporate responsibility, strategy or to adequately respond to increased stakeholder focus on corporate responsibility matters.

We are organized in a holding company structure and we are, and will be, dependent upon the results of operations and cash flows of our subsidiaries and distributions we receive from our subsidiaries.

Endo, Inc. is a holding company newly formed on December 5, 2023, without the participation of Endo International plc. Endo, Inc. was formed to facilitate the acquisition from the Debtors of substantially all of the assets of the Debtors and certain non-debtor affiliates and it is not, and has never been, a subsidiary of Endo International plc. Endo, Inc. currently has no material assets other than ownership of the equity of a shell financing subsidiary. As such, Endo, Inc. has no independent means of generating revenue or cash flow, and its ability to pay taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the results of operations and cash flows of its subsidiaries. Its direct and indirect subsidiaries may not generate sufficient cash flow to distribute funds to Endo, Inc. and applicable law and contractual restrictions, such as negative covenants in any debt instruments, may not permit such distributions. In addition, in the event that the board of directors and stockholders of Endo, Inc. were to approve a sale of all of the equity in its direct or indirect subsidiaries, your shares of common stock would be in a holding company with no material assets other than those assets and other consideration received in such transaction.

Changes in tax law could significantly affect our reported earnings and cash flows.

We have business operations and assets in different jurisdictions, which are subject to different tax regimes. Changes in tax regimes, such as the reduction or elimination of tax benefits, or limitations on the deductibility of interest expense, could have a material adverse effect on our results of operations and cash flows.

In addition, countries in which we operate have agreed to implement aspects of the “Two Pillars Solution,” an OECD/G20 Inclusive Framework initiative, which aims to reform the international taxation policies and ensure that multinational companies pay taxes wherever they operate and generate profits. “Pillar Two” of this initiative generally provides for an effective global minimum corporate tax rate of 15% on profits generated by multinational companies with consolidated revenues of at least €750 million, calculated on a country-by-country basis. This minimum tax would be applied on profits in any jurisdiction wherever the effective tax rate, determined on a jurisdictional basis, is below 15%. The Organisation for Economic Co-operation and Development, or OECD, and its members are still working on the coordinated implementation of the minimum tax. Although this initiative is subject to further developments in the countries where we operate, it is expected to be in force in various jurisdictions, including the United Kingdom and the European Union, for fiscal years commenced on January 1, 2024. Any minimum tax may have a negative impact on our financial condition, results of operations and cash flows.

Risks Related to our Litigation and Liabilities

Our business has regularly been the subject of material legal proceedings, including significant lawsuits, product liability claims, governmental investigations and product recalls, and we may in the future be subject to such proceedings, any of which could have a material adverse effect on our company.

Our business exposes us to significant potential risks from lawsuits and other material legal proceedings including, but not limited to, matters associated with the testing, manufacturing, marketing, sale and use of our products. Some plaintiffs have received substantial damage awards against or entered into significant settlements with healthcare companies based upon various legal theories including, without limitation, claims for injuries allegedly caused by the use of their products. We may in the future be subject to various lawsuits, product liability claims, other material legal proceedings, governmental investigations and/or product recalls, any of which could have a material adverse effect on our company. Additionally, we cannot assure you whether we will be subject to claims for actions by the pre-emergence Debtors. For example, in April 2024, Endo International plc, along with 35 other defendants, were the subject of a private complaint alleging price-fixing and similar matters. The complaint specifically included a reference that the plaintiffs reserved their rights to bring claims against Endo, Inc. following emergence. The claims included in the complaint are similar to other claims that were consolidated in a federal multidistrict litigation in the U.S. District Court for the Eastern District of

Pennsylvania and subsequently discharged in accordance with the Plan. For additional information, see Note 16, “Commitments and Contingencies—Generic Drug Pricing Matters,” in the audited consolidated financial statements of Endo International plc and Note 14, “Commitments and Contingencies—Generic Drug Pricing Matters,” in the unaudited condensed consolidated financial statements of Endo International plc included elsewhere in this prospectus.

We may decide to settle claims even though we believe we have meritorious defenses because of the significant legal and other costs required to defend such claims. There can be no assurance of the impact of any settlement agreements on claims against Endo, Inc.

Awards against or settlements by us or our competitors could incentivize parties to bring additional claims against us or increase settlement demands against us. In addition to the risks of direct expenditures for defense costs, settlements and/or judgments in connection with various claims, proceedings and investigations, there is a possibility of loss of revenues, injunctions and disruption of business. Additionally, we may receive claims or requests for indemnification from other persons or entities named in or subject to discovery in various lawsuits or other legal proceedings, including certain of our customers.

Our current, past or future products may subject us to negative publicity and press, which could harm our brand and the demand for our products.

Any failure to effectively identify, analyze, report and protect adverse event data and/or to fully comply with relevant laws, rules and regulations around adverse event reporting could expose us to legal proceedings, penalties, fines and/or reputational damage.

In addition, in the age of social media, plaintiffs’ attorneys have a wide variety of tools to advertise their services and solicit new clients for litigation, including using judgments and settlements obtained in litigation against us or other pharmaceutical companies as an advertising tool. For these or other reasons, any product liability or other litigation in which we are a defendant could have a larger number of plaintiffs than such actions have seen historically and we could also see an increase in the number of cases filed against us because of the increasing use of widespread and media-varied advertising. This could also complicate any settlement discussions we may be engaged in. Furthermore, a ruling against other pharmaceutical companies in product liability or other litigation, or any related settlement, in which we are not a defendant could have a negative impact on pending litigation where we are a defendant.

In addition, in certain circumstances, such as in the case of products that do not meet approved specifications or which subsequent data demonstrate may be unsafe, ineffective or misused, it may be necessary for us to initiate voluntary or mandatory recalls or withdraw such products from the market. Any such recall or withdrawal could result in adverse publicity, costs connected to the recall and loss of revenue. Adverse publicity could also result in an increased number of additional product liability claims, whether or not these claims have a basis in scientific fact.

If we are found liable in any lawsuits, including legal proceedings related to our sale, marketing and/or distribution of prescription medications and other products, including product liability claims or actions related to our sales, marketing or pricing practices or if we are subject to governmental investigations or product recalls, it could result in the imposition of material damages, including punitive damages, fines, reputational harm, civil lawsuits, criminal penalties, interruptions of business, modification of business practices, equitable remedies and other sanctions against us or our personnel as well as significant legal and other costs. At any given time, we may be engaged in settlement or similar discussions, and we may voluntarily settle claims even if we believe that we have meritorious defenses because of the significant legal and other costs that may be required to defend such claims. Any judgments, claims, settlements and related costs could be well in excess of any applicable insurance or accruals. As a result, we may experience significant negative impacts on our results of operations or financial condition. To satisfy judgments or settlements or to pursue certain appeals, we may need to seek financing or bonding, which may not be available on terms acceptable to us, or at all, when required, particularly given the nature and amount of the claims against us. Judgments against us could also cause defaults under our debt agreements (which could result in cross-defaults or cross-accelerations in other agreements) and/or restrictions on product use or business practices and we could incur losses as a result. Any of the risks above could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not have and may be unable to obtain or maintain insurance adequate to cover potential liabilities.

We may not have and may be unable to obtain or maintain insurance on acceptable terms or with adequate coverage against potential liabilities or other losses, including costs, judgments, settlements and other liabilities incurred in connection with current or future legal proceedings, regardless of the success or failure of the claim. Additionally, we may be limited by the surviving insurance policies of acquired entities, which may not be adequate to cover potential liabilities or other losses. Even where claims are submitted to insurance carriers for defense and indemnity, there can be no assurance that the claims will be covered by insurance or that the indemnitors or insurers will remain financially viable or will not challenge our right to reimbursement in whole or in part. The failure to generate sufficient cash flow or to obtain other financing could affect our ability to pay amounts due under those liabilities not covered by insurance. Additionally, the nature of our business, the legal proceedings to which we are exposed and any losses we suffer may increase the cost of insurance, which could impact our decisions regarding our insurance programs.

Risks Related to our Indebtedness and Liquidity

Our ability to fund our operations, maintain adequate liquidity and meet our financing obligations is reliant on our operations, which are subject to significant risks and uncertainties.

We rely on cash from operations as well as access to the financial markets to fund our operations, maintain liquidity and meet our financial obligations. Our operations are subject to many significant risks and uncertainties, including those related to: (i) generic competition and legal challenges that could impact our key products; (ii) potential future legal proceedings and governmental investigations; (iii) uncertainties in the global banking system that could impact us or our customers or suppliers; and (iv) other risks and uncertainties. Any negative development or outcome in connection with any or all of these risks and uncertainties could result in significant consequences, including one or more of the following:

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causing a substantial portion of our cash flows from operations to be dedicated to the payment of legal or related expenses and therefore unavailable for other purposes, including the payment of principal and interest on our indebtedness, our operations, capital expenditures and future business opportunities;

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limiting our ability to adjust to changing market conditions, causing us to be more vulnerable to periods of negative or slow growth in the general economy or in our business, causing us to be unable to carry out capital spending that is important to our growth and placing us at a competitive disadvantage;

•	limiting our ability to attract and retain key personnel;

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causing us to be unable to maintain compliance with or making it more difficult for us to satisfy our financial obligations under certain of our outstanding debt obligations, causing a downgrade of our debt and long-term corporate ratings (which could increase our cost of capital) and exposing us to potential events of default (if not cured or waived) under financial and operating covenants contained in our or our subsidiaries’ outstanding indebtedness;

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limiting our ability to incur additional borrowings under the covenants in our then-existing facilities or to obtain additional debt or equity financing for working capital, capital expenditures, business development, debt service requirements, acquisitions or general corporate or other purposes, or to refinance our indebtedness; and/or

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causing a significant reduction in our short-term and long-term revenues and/or otherwise causing us to be unable to fund our operations and liquidity needs, such as future capital expenditures and payment of our indebtedness.

Potential impairments of intangible assets, including goodwill, may significantly impact our profitability.

Goodwill and other intangibles have historically represented a significant portion of our assets. As of March 31, 2024 and December 31, 2023, goodwill and other intangibles comprised approximately 56% and 55%, respectively, of our total assets. The valuation of identified tangible and intangible assets in connection with the application of fresh start accounting is ongoing. Based on the progress to date, we anticipate recognizing significant amounts of intangible assets as a result of the consummation of the Plan and the application of fresh start accounting. It is also possible that we may recognize some amount of goodwill, which is measured as the excess of the reorganization value over the fair value of identified tangible and intangible assets, which could be material. Goodwill and other indefinite-lived intangible assets are subject to impairment tests at least annually. Additionally, impairment tests must be performed for certain assets whenever events or changes in circumstances indicate such assets’ carrying amounts may not be recoverable.

The procedures and assumptions used in our goodwill and other intangible assets impairment testing are discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates,” and in Note 11, “Goodwill and Other Intangibles,” in the audited consolidated financial statements of Endo International plc and Note 9, “Goodwill and Other Intangibles,” in the unaudited condensed consolidated financial statements of Endo International plc included elsewhere in this prospectus.

Events giving rise to asset impairments are an inherent risk in the pharmaceutical industry and often cannot be predicted. As a result of the significance of intangible assets, including potentially goodwill, our results of operations and financial position in future periods could be negatively impacted should future impairments of these assets occur. For additional discussion, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates.”

Our variable rate indebtedness exposes us to interest rate risk, which could cause our debt costs to increase significantly.

Our borrowings under the new revolving credit facility and new term loan facility are at variable rates of interest, exposing us to interest rate risks. Any future borrowings could also be at variable rates. We will be exposed to the risk of rising interest rates to the extent that we fund our operations with short-term or variable-rate borrowings. After giving effect to the consummation of the Plan, including the Exit Financing Debt, as of March 31, 2024, we would have had debt with an aggregate principal amount totaling $2.5 billion, including $1.5 billion of floating-rate debt under the new term loan facility. If SOFR rates increase in the future, such increases in interest expense on our floating-rate debt could have a material adverse effect on our interest expense.

We may not realize the anticipated benefits from our strategic actions.

We continuously seek to optimize our operations and increase our overall efficiency through strategic actions. These actions may involve decisions to exit manufacturing or research sites, transfer the manufacture of products to other internal and external sites within our manufacturing network and simplify business process activities. There can be no assurance that we will achieve the benefits and savings of actions such as these in the expected amounts and/or with the expected timing, if at all. We will also incur certain charges in connection with such actions and future costs could also be incurred. It is also possible that charges and cash expenditures associated with such actions could be higher than estimated. Any of these risks could ultimately have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related to our Legal and Regulatory Environment

Agreements between branded and generic pharmaceutical companies are facing increased government scrutiny.

We are and may in the future be involved in patent litigations in which generic companies challenge the validity or enforceability of our products’ listed patents and/or the applicability of these patents to the generic applicant’s products. Likewise, we are and may in the future be involved in patent litigations in which we challenge the validity or enforceability of innovator companies’ listed patents and/or their applicability to our generic products. Therefore, settling patent litigations has been and is likely to continue to be part of our business. Parties to such settlement agreements in the U.S., including us, are required by law to file them with the U.S. Federal Trade Commission, or FTC, and the Antitrust Division of the DOJ for review. In some instances, the FTC has brought actions against brand and generic companies that have entered into such agreements, alleging that they violate antitrust laws. Even in the absence of an FTC challenge, other governmental or private litigants may assert antitrust or other claims relating to such agreements. We may receive formal or informal requests from the FTC or other governmental entities for information about any such settlement agreement we enter into or about other matters, and there is a risk that the FTC or other governmental or private litigants may commence an action against us alleging violation of antitrust laws or other claims.

The U.S. Supreme Court, in FTC v. Actavis, determined that patent settlement agreements between generic and brand companies should be evaluated under the rule of reason, but provided limited guidance beyond the selection of this standard. Because the U.S. Supreme Court did not articulate the full range of criteria upon which a determination of the legality of such settlements would be based, or provide guidance on the precise circumstances under which such settlements would qualify as legal, there has been and may continue to be extensive litigation over what constitutes a reasonable and lawful patent settlement between a brand and generic company.

There have been federal and state legislative efforts to overturn the FTC v. Actavis decision and make certain terms in patent settlement agreements per se unlawful. For example, some members of the U.S. Congress have proposed legislation that would limit the types of settlement agreements generic manufacturers and brand companies can enter into. The state of California enacted legislation, effective January 1, 2020, that deems a settlement of a patent infringement claim to be presumptively anticompetitive and allows the California Attorney General to seek monetary penalties if a generic company receives anything of value from the branded company and the generic company agrees to delay research and development, manufacturing, marketing or sales of the generic product for any period of time. The California law carves out from the definition of “anything of value” certain types of settlement terms and it allows the settling parties to rebut the presumption of anticompetitive harm.

We are subject to various laws, court orders and regulations pertaining to the marketing of our products and services.

The marketing and pricing of our products and services, including product promotion, educational activities, support of continuing medical education programs and other interactions with healthcare professionals, are governed by various laws, regulations and settlements, including FDA regulations, the U.S. federal Anti-Kickback Statute and the VOI (as defined below). Additionally, many states have adopted laws similar to the federal Anti-Kickback Statute, without identical exceptions or exemptions. Some of these state prohibitions apply to referral of patients for healthcare items or services reimbursed by any third-party payer, not only the Medicare and Medicaid programs. Any such regulations or requirements could be difficult and expensive for us to comply with, could delay our introduction of new products and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Sanctions for violating these laws include criminal penalties and civil sanctions and possible exclusion from federally funded healthcare programs such as Medicare and Medicaid, as well as potential liability under the U.S. False Claims Act, as amended, or FCA, and applicable state false claims acts. There can be no assurance that our practices will not be challenged under these laws in the future, that changes in these laws or interpretation of these laws would not give rise to new challenges of our practices or that any such challenge would not have a material adverse effect on our business, financial condition, results of operations and cash flows. Law enforcement agencies sometimes initiate investigations into sales, marketing and/or pricing practices based on preliminary information or evidence, and such investigations can be and often are closed without any enforcement action. Nevertheless, these types of investigations and any related litigation can result in: (i) large expenditures of cash for legal fees, payment of penalties and compliance activities; (ii) limitations on operations; (iii) diversion of management resources; (iv) injury to our reputation; and (v) decreased demand for our products.

The FFDCA and FDA regulations and guidance restrict the ability of healthcare companies, such as our company, to communicate with patients, physicians and other third parties about uses of prescription pharmaceuticals or devices that are not cleared or approved by the FDA, which are commonly referred to as “off-label” uses. Prohibitions on the promotion of off-label uses and against promotional practices deemed false or misleading are actively enforced by various parties at both the federal and state levels. A company that is found to have improperly promoted its products under these laws may be subject to significant liability, such as significant administrative, civil and criminal sanctions including, but not limited to, significant civil damages, criminal fines and exclusion from participation in Medicare, Medicaid and other federal healthcare programs. Applicable laws governing product promotion also provide for administrative, civil and criminal liability for individuals, including, in some circumstances, potential strict vicarious liability. Conduct giving rise to such liability could also form the basis for private civil litigation by third-party payers or other persons allegedly harmed by such conduct.

Although we have established and implemented a corporate compliance program designed to prevent, detect and correct violations of state and federal healthcare laws, including laws related to advertising and promotion of our products, governmental agencies or private parties may take the position that we are not in compliance with such requirements and, if such non-compliance is proven, we and, in some cases, individual employees, may be subject to significant liability, including the aforementioned administrative, civil and criminal sanctions.

The pharmaceutical industry is heavily regulated, which creates uncertainty about our ability to bring new products to market and imposes substantial compliance costs on our business.

Governmental authorities, including without limitation the FDA, impose substantial requirements on the development, manufacture, holding, labeling, marketing, advertising, promotion, distribution and sale of therapeutic pharmaceutical products. See “Business—Governmental Regulation.”

Regulatory approvals for the sale of any new product candidate may require preclinical studies and clinical trials that such product candidate is safe and effective for its intended use. Preclinical and clinical studies may fail to demonstrate the safety and effectiveness of a product candidate. Likewise, we may not be able to demonstrate through clinical trials that a product candidate’s therapeutic benefits outweigh its risks. Even promising results from preclinical and early clinical studies do not always accurately predict results in later, large-scale trials. A failure to demonstrate safety and efficacy would result in our failure to obtain regulatory approvals.

Clinical trials can be delayed for reasons outside of our control, which can lead to increased development costs and delays in regulatory approval. It is possible that regulators, independent data monitoring committees, institutional review boards, safety committees, ethics committees and/or other third parties may request or require that we suspend or terminate our clinical trials for various reasons, including, among others, noncompliance with regulatory requirements, unforeseen safety issues or adverse side effects or failure to demonstrate a benefit from using our product candidates. There is substantial competition to enroll patients in clinical trials, and such competition has delayed clinical development of our products in the past. For example, patients could enroll in clinical trials more slowly than expected or could drop out before or during clinical trials. In addition, we may rely on collaboration partners that may control or make changes in trial protocol and design enhancements, or encounter clinical trial compliance-related issues, which may also delay clinical trials. Product supplies may be delayed or insufficient to treat the patients participating in the clinical trials, and manufacturers or suppliers may not meet the requirements of the FDA or foreign regulatory authorities, such as those relating to the FDA’s current Good Manufacturing Practice, or cGMP, regulations.

Compliance with clinical trial requirements and cGMP regulations requires significant expenditures and the dedication of substantial resources. The FDA may place a hold on a clinical trial and may cause a suspension or withdrawal of product approvals if regulatory standards are not maintained. In the event an approved manufacturing facility for a particular drug is required by the FDA to curtail or cease operations, or otherwise becomes inoperable, or a third-party contract manufacturing facility faces manufacturing problems, obtaining the required FDA authorization to manufacture at the same or a different manufacturing site could result in production delays, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Additional delays may result if an FDA advisory committee or other regulatory authority recommends non-approval or restrictions on approval. Although the FDA is not required to follow the recommendations of its advisory committees, it usually does. A negative advisory committee meeting could signal a lower likelihood of approval, although the FDA may still end up approving our application. Regardless of an advisory committee meeting outcome or the FDA’s final approval decision, public presentation of our data may shed positive or negative light on our application.

We may seek FDA approval for certain unapproved marketed products through the 505(b)(2) regulatory pathway. See “Business—Governmental Regulation.” Even if we receive approval for a New Drug Application, also referred to herein an NDA, under Section 505(b)(2) of the FFDCA, the FDA may not take timely enforcement action against companies marketing unapproved versions of the product; therefore, we cannot be sure that that we will receive the benefit of any de facto exclusive marketing period or that we will fully recoup the expenses incurred to obtain an approval. In addition, certain competitors and others have objected to the FDA’s interpretation of Section 505(b)(2). If the FDA’s interpretation of Section 505(b)(2) is successfully challenged, this could delay or even prevent the FDA from approving any NDA that we submit under Section 505(b)(2).

The ANDA approval process for a new product varies in time, generally requiring a minimum of 10 months following submission of the ANDA to the FDA, but could also take several years from the date of application. The timing for the ANDA approval process for generic products is difficult to estimate and can vary significantly. ANDA approvals, if granted, may not include all uses (known as indications) for which a company may seek to market a product.

The submission of an NDA, Supplemental New Drug Application, ANDA, BLA or sBLA to the FDA with supporting clinical safety and efficacy data does not guarantee that the FDA will grant approval to market the product. Meeting the FDA’s regulatory requirements to obtain approval to market a drug product, which vary substantially based on the type, complexity and novelty of the product candidate, typically takes years, if approved at all, and is subject to uncertainty. The FDA or foreign regulatory authorities may not agree with our assessment of the clinical data or they may interpret it differently. Such regulatory authorities may require additional or expanded clinical trials. Any approval by regulatory agencies may subject the marketing of our products to certain limits on indicated use. For example, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we may request, may grant approval contingent on conditions such as the performance and results of costly post-marketing clinical trials or REMS (as defined below) or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Additionally, reimbursement by government payers or other payers may not be approved at the price we intend to charge for our products. Any limitation on use imposed by the FDA or delay in or failure to obtain FDA approvals or clearances of products developed by us would adversely affect the marketing of these products and our ability to generate product revenue. We could also be at risk for the value of any capitalized pre-launch inventories related to products under development. These factors could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Once a product is approved or cleared for marketing, failure to comply with applicable regulatory requirements can result in, among other things, suspensions or withdrawals of approvals or clearances; seizures or recalls of products; injunctions against the manufacture, holding, distribution, marketing and sale of a product; and civil and criminal sanctions. For example, any failure to effectively identify, analyze, report and protect adverse event data and/or to fully comply with relevant laws, rules and regulations around adverse event reporting could expose us to legal proceedings, penalties, fines and reputational damage. Furthermore, changes in existing regulations or the adoption of new regulations could prevent us from obtaining, or affect the timing of, future regulatory approvals or clearances. Meeting regulatory requirements and evolving government standards may delay marketing of our new products for a considerable period of time, impose costly procedures upon our activities and result in a competitive advantage to other companies that compete against us.

In addition, after a product is approved or cleared for marketing, new data and information, including information about product misuse or abuse at the user level, may lead government agencies, professional societies, practice management groups or patient or trade organizations to recommend or publish guidance or guidelines related to the use of our products, which may lead to reduced sales of our products. Existing or new regulations or requirements could be difficult and expensive for us to comply with and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Based on scientific developments, post-market experience, legislative or regulatory changes or other factors, the current FDA standards of review for approving new pharmaceutical products, or new indications or uses for approved or cleared products, are sometimes more stringent than those that were applied in the past.

Some new or evolving FDA review standards or conditions for approval or clearance were not applied to many established products currently on the market. As a result, the FDA does not have safety databases on these products that are as extensive as some products developed more recently. Accordingly, we believe the FDA may develop such databases for certain of these products. In particular, the FDA has expressed interest in specific chemical structures that may be present as impurities in a number of products or APIs. The FDA has required, and may continue to require, more stringent controls of the levels of these or other impurities in products.

Also, the FDA may require labeling revisions, formulation or manufacturing changes and/or product modifications for new or existing products containing impurities. More stringent requirements, together with any additional testing or remedial measures that may be necessary, could result in increased costs for, or delays in, obtaining approvals. Although we do not believe that the FDA would seek to remove a currently marketed product from the market unless the effects of alleged impurities are believed to indicate a significant risk to patient health, we cannot make any such assurance.

The FDA’s exercise of its authority under the FFDCA could result in delays or increased costs during product development, clinical trials and regulatory review, increased costs to comply with additional post-approval regulatory requirements and potential restrictions on sales of approved products.

Post-marketing studies and other emerging data about marketed products, such as adverse event reports, may adversely affect sales of our products. Furthermore, the discovery of significant safety or efficacy concerns or problems with a product in the same therapeutic class as one of our products that implicate or appear to implicate the entire class of products could have an adverse effect on sales of our product or, in some cases, result in product withdrawals. The FDA has continuing authority over the approval of an NDA, ANDA or BLA and may withdraw approval if, among other reasons, post-marketing clinical or other experience, tests or data show that a product is unsafe for use under the conditions upon which it was approved or licensed, or if FDA determines that there is a lack of substantial evidence of the product’s efficacy under the conditions described in its labeling.

In addition to the FDA and other U.S. regulatory agencies, non-U.S. regulatory agencies may have authority over various aspects of our business and may impose additional requirements and costs. Similar to other healthcare companies, our facilities in multiple countries across the full range of our business units are subject to routine and new-product related inspections by regulatory authorities including the FDA in the United States, the Medicines and Healthcare products Regulatory Agency, or MHRA, in the United Kingdom, the Health Products Regulatory Authority, or HPRA, in Ireland and Health Canada in Canada. In the past, some of these inspections have resulted in inspection observations (including FDA Form 483 observations). Recent inspections have resulted, and future inspections may result, in additional inspection observations or other corrective actions, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Certain of our products contain controlled substances. Stringent DEA and other governmental regulations on our use of controlled substances include restrictions on their use in research, manufacture, distribution and storage. A breach of these regulations could result in imposition of civil penalties, refusal to renew or action to revoke necessary registrations, or other restrictions on operations involving controlled substances. In addition, failure to comply with applicable legal requirements could subject the manufacturing facilities of our subsidiaries and manufacturing partners to possible legal or regulatory action, including shutdown. Any such shutdown may adversely affect their ability to manufacture or supply product and thus, our ability to market affected products. This could have a material adverse effect on our business, financial condition, results of operations and cash flows. See “—Risks Related to our Business and Industry—The DEA limits the availability of the active ingredients used in many of our products as well as the production of these products, and, as a result, our procurement and production quotas may not be sufficient to meet commercial demand or complete clinical trials.”

In addition, we are subject to the U.S. Drug Supply Chain Security Act of 2013, as amended, or the DSCSA, which requires development of an electronic pedigree to track and trace each prescription product at the salable unit level through the distribution system. The DSCSA becomes effective incrementally over a 10-year period from its enactment on November 27, 2013. Compliance with DSCSA and future U.S. federal or state electronic pedigree requirements could require significant capital expenditures, increase our operating costs and impose significant administrative burdens.

We cannot determine what effect changes in laws, regulations or legal interpretations or requirements by the FDA, the courts or others, when and if promulgated or issued, or advisory committee meetings may have on our business in the future. Changes could, among other things, require expanded or different labeling, additional testing, monitoring of patients, interaction with physicians, education programs for patients or physicians, curtailment of necessary supplies, limitations on product distribution, the recall or discontinuance of certain products and additional recordkeeping. Any such changes could result in additional litigation and may have a material adverse effect on our business, financial condition, results of operations and cash flows. The evolving and complex nature of regulatory science and regulatory requirements, the broad authority and discretion of the FDA and the generally high level of regulatory oversight results in a continuing possibility that, from time to time, we will be adversely affected by regulatory actions despite our ongoing efforts and commitment to achieve and maintain full compliance with all regulatory requirements.

Our reporting and payment obligations under Medicaid and other governmental drug pricing programs are complex and may involve subjective decisions. Any failure to comply with those obligations could subject us to penalties and sanctions.

We are subject to federal and state laws prohibiting the presentation (or the causing to be presented) of claims for payment (by Medicare, Medicaid or other third-party payers) that are determined to be false or fraudulent, including presenting a claim for an item or service that was not provided. These false claims statutes include the federal civil FCA, which permits private persons to bring suit in the name of the government alleging false or fraudulent claims presented to or paid by the government (or other violations of the statutes) and to share in any amounts paid by the entity to the government in fines or settlement. Such suits, known as qui tam actions, have increased significantly in the healthcare industry in recent years. These actions against pharmaceutical companies, which do not require proof of a specific intent to defraud the government, may result in payment of fines to and/or administrative exclusion from the Medicare, Medicaid and/or other government healthcare programs.

We are subject to laws that require us to enter into a Medicaid Drug Rebate Agreement, a 340B Pharmaceutical Pricing Agreement and agreements with the Department of Veterans Affairs as a condition for having our products eligible for payment under Medicare Part B and Medicaid. We have entered into such agreements. In addition, we are required to report certain pricing information to CMS, the Health Resources and Services Administration and the Department of Veterans Affairs on a periodic basis to facilitate rebate payments to the State Medicaid Programs, to set Medicare Part B reimbursement levels and to establish the prices that can be charged to certain purchasers, including 340B-covered entities and certain government entities. In addition, under the IRA, we may be required to enter into drug pricing negotiations. See “—Risks Related to our Business and Industry—The availability of third-party reimbursement for our products is uncertain, and we may find it difficult to maintain current price levels. Additionally, the market may not accept those products for which third-party reimbursement is not adequately provided, and government-led efforts may seek to legislate or otherwise effect lower prices for our products.” Pricing and rebate calculations vary across products and programs, are complex and often subject to interpretation by regulatory agencies and the courts that can change and evolve over time. Incorrect reporting or price recalculations can increase compliance costs, result in an overage or underage in rebate liability for past quarters or affect the ceiling price at which we are required to offer our products. Civil monetary penalties can be applied if we fail to submit required price data on a timely basis or pay the required rebate, or if we are found to have made a misrepresentation in the reporting of our average sales price, knowingly submitted false price or product information, or knowingly and intentionally charged 340B-covered entities more than the statutorily mandated ceiling price. CMS could terminate our Medicaid Drug Rebate Agreement and HRSA could terminate our 340B Pharmaceutical Pricing Agreement in which case federal payments may not be available under Medicaid or Medicare Part B. Any failure to comply with these laws and agreements could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In December 2020, CMS issued a final rule, referred to herein as the 2020 Final Rule, for Medicaid that makes changes with regard to: (i) the calculation of Medicaid Best Price for certain value- or outcomes-based discounting arrangements; (ii) the standard for excluding the value of manufacturer copayment assistance and other patient support arrangements from the calculation of Average Manufacturer Price and Best Price; (iii) the identification of “line extension” drugs that are subject to higher Medicaid rebate liability; and (iv) establishment of additional drug utilization review requirements.

Multiple pharmaceutical companies have been named as defendants in a number of lawsuits filed by various government entities generally alleging the reporting of false pricing information in connection with certain products that are reimbursable by state Medicaid programs, which are partially funded by the federal government. There is a risk we will be subject to similar investigations or litigations, that we will suffer adverse decisions or verdicts of substantial amounts or that we will enter into monetary settlements. Any unfavorable outcomes as a result of such proceedings could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Decreases in the degree to which individuals are covered by healthcare insurance could result in decreased use of our products.

Employers may seek to reduce costs by reducing or eliminating employer group healthcare plans or transferring a greater portion of healthcare costs to their employees. Job losses or other economic hardships may also result in reduced levels of coverage for some individuals, potentially resulting in lower levels of healthcare coverage for themselves or their families. Further, in addition to the fact that the U.S. Tax Cuts and Jobs Act of 2017, as amended, or the TCJA, eliminated the Patient Protection and Affordable Care Act’s, or the PPACA, requirement that individuals maintain insurance or face a penalty, additional steps to limit or end cost-sharing subsidies to lower-income Americans may increase instability in the insurance marketplace and the number of uninsured Americans. These economic conditions may affect patients’ ability to afford healthcare as a result of increased co-pay or deductible obligations, greater cost sensitivity to existing co-pay or deductible obligations and lost healthcare insurance coverage or for other reasons. We believe such conditions could lead to changes in patient behavior and spending patterns that negatively affect usage of certain of our products, including some patients delaying treatment, rationing prescription medications, leaving prescriptions unfilled, reducing the frequency of visits to healthcare facilities, utilizing alternative therapies or foregoing healthcare insurance coverage. Such changes may result in reduced demand for our products, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If our or our third-party manufacturing facilities are unable to manufacture our products or we face interruptions in the manufacturing process due to regulatory or other factors, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If any of our or our third-party manufacturing facilities fail to comply with regulatory requirements, such as failing to obtain or renew any required licenses or certifications from any regulatory authorities, or encounter other manufacturing difficulties, it could adversely affect our ability to supply products, our ability to distribute and/or our ability to engage in regulated activities in a particular state and could negatively impact our operations, financial condition and cash flows. All facilities and manufacturing processes used for the manufacture of pharmaceutical products are subject to inspection by regulatory agencies at any time and must be operated in conformity with cGMP, state licensing laws and regulations, and, in the case of controlled substances, DEA regulations. Compliance with the FDA’s cGMP and DEA requirements applies to both products for which regulatory approval is being sought and to approved products. In complying with cGMP requirements, pharmaceutical manufacturing facilities must continually expend significant time, money and effort in production, recordkeeping, quality assurance and quality control so that their products meet applicable specifications and other requirements for product safety, efficacy and quality. Failure to comply with applicable legal requirements subjects us, our manufacturing facilities and our third-party manufacturing facilities to possible legal or regulatory action, including shutdown, fines, penalties and other sanctions, which may adversely affect our ability to supply our products. Additionally, our facilities and our third-party manufacturing facilities may face other significant disruptions due to labor strikes, failure to reach acceptable agreement with labor unions, infringement of intellectual property rights, vandalism, natural disaster, outbreak and spread of viral or other diseases, storm or other environmental damage, civil or political unrest, export or import restrictions or other events. If we are not able to manufacture products at our or our third-party manufacturing facilities because of regulatory, business or any other reasons, the manufacture and marketing of these products could be interrupted, our reputation may be harmed, we may be restricted from engaging in regulated activities in certain states, and we may be exposed to liability and the loss of customers and business. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

For example, the manufacturing facilities qualified to manufacture the enzyme CCH, which is included in XIAFLEX®, are subject to such regulatory requirements and oversight. If such facilities fail to comply with cGMP requirements, we may not be permitted to sell our products or may be limited in the jurisdictions in which we are permitted to sell them. Further, if an inspection by regulatory authorities indicates that there are deficiencies, including non-compliance with regulatory requirements, we could be required to take remedial actions, stop production or close our facilities, which could disrupt the manufacturing processes and could limit the supply of CCH and/or delay clinical trials and subsequent licensure and/or limit the sale of commercial supplies. In addition, future noncompliance with any applicable regulatory requirements may result in refusal by regulatory authorities to allow use of CCH in clinical trials, refusal by the government to allow distribution of CCH within the United States or other jurisdictions, criminal prosecution, fines, recall or seizure of products, total or partial suspension of production, prohibitions or limitations on the commercial sale of products, refusal to allow the entering into of federal and state supply contracts and civil litigation.

We purchase certain API and other materials used in our manufacturing operations from foreign and U.S. suppliers. The price and availability of API and other materials is subject to volatility for a number of reasons, many of which may be outside of our control. There is no guarantee that we will always have timely, sufficient or affordable access to critical raw materials or supplies from third parties. An increase in the price, or an interruption in the supply, of any API or raw material could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Non-U.S. regulatory requirements vary, including with respect to the regulatory approval process, and failure to obtain regulatory approval or maintain compliance with requirements in non-U.S. jurisdictions would prevent or impact the marketing of our products in those jurisdictions.

We have worldwide intellectual property rights to market many of our products and product candidates and may seek approval to market certain of our existing or potential future products outside of the United States. Approval of a product by the regulatory authorities of a particular country is generally required prior to manufacturing or marketing that product in that country. The approval procedure varies among countries and can involve additional testing and the time required to obtain such approval may differ from that required to obtain FDA approval. Non-U.S. regulatory approval processes generally include risks similar to those associated with obtaining FDA approval, as further described herein. FDA approval does not guarantee approval by the regulatory authorities of any other country, nor does the approval by foreign regulatory authorities in one country guarantee approval by regulatory authorities in other foreign countries or by the FDA.

Outside of the United States, regulatory agencies generally evaluate and monitor the safety, efficacy and quality of pharmaceutical products and devices and impose regulatory requirements applicable to manufacturing processes, stability testing, recordkeeping and quality standards, among others. These requirements vary by jurisdiction. In certain countries, the applicable healthcare and drug regulatory regimes may continue to evolve and implement new requirements. Ensuring and maintaining compliance with these varying and evolving requirements is and will continue to be difficult, time-consuming and costly. In seeking regulatory approvals in non-U.S. jurisdictions, we must also continue to comply with U.S. laws and regulations, including those imposed by the FCPA. See “—Risks Related to our Business and Industry—The risks related to our global operations may adversely impact our revenues, results of operations and financial condition.” If we fail to comply with these various regulatory requirements or fail to obtain and maintain required approvals, our target market will be reduced and our ability to generate non-U.S. revenue will be adversely affected.

If pharmaceutical companies are successful in limiting the use of generics through their legislative, regulatory and other efforts, our sales of generic products may suffer.

Many pharmaceutical companies increasingly have used state and federal legislative and regulatory means to delay generic competition. These efforts have included:

•	pursuing new patents for existing products which may be granted just before the expiration of earlier patents, which could extend patent protection for additional years;

•	using the citizen petition process (for example, under 21 C.F.R. § 10.30) to request amendments to FDA standards;

•	attempting to use the legislative and regulatory process to have products reclassified or rescheduled or to set definitions of abuse-deterrent formulations to protect patents and profits; and

•	engaging in state-by-state initiatives to enact legislation that restricts the substitution of some generic products.

If pharmaceutical companies or other third parties are successful in limiting the use of generic products through these or other means, our sales of generic products and our growth prospects may decline, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

New tariffs and evolving trade policy between the United States and other countries could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We conduct business globally and our operations, including third-party suppliers, span numerous countries outside the United States. There is uncertainty about the future relationship between the United States and various other countries with respect to trade policies, treaties, government regulations and tariffs.

The U.S. government may seek to impose additional restrictions on international trade, such as increased tariffs on goods imported into the United States. Such tariffs could potentially disrupt our existing supply chains and impose additional costs on our business, including costs with respect to raw materials upon which our business depends. Furthermore, if tariffs, trade restrictions or trade barriers are placed on products such as ours by foreign governments, it could cause us to raise prices for our products, which may result in the loss of customers. If we are unable to pass along increased costs to our customers, our margins could be adversely affected. Additionally, it is possible that further tariffs may be imposed that could affect imports of APIs and other materials used in our products, or our business may be adversely impacted by retaliatory trade measures taken by other countries, including restricted access to APIs or other materials used in our products, causing us to raise prices or make changes to our products. Further, the continued threats of tariffs, trade restrictions and trade barriers could have a generally disruptive impact on the global economy and, therefore, negatively impact our sales. Given the volatility and uncertainty regarding the scope and duration of these tariffs and other aspects of U.S. international trade policy, the impact on our operations and results is uncertain and could be significant. Further governmental action related to tariffs, additional taxes, regulatory changes or other retaliatory trade measures could occur in the future. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are subject to information privacy and data protection laws that include penalties for noncompliance. Our failure to comply with various laws protecting the confidentiality of personal information, patient health information or other data could result in penalties and reputational damage.

We are subject to a number of privacy and data protection laws and regulations globally. The legislative and regulatory landscape for privacy and data security continues to evolve at a rapid pace. Various countries in which we operate have enacted, or are developing, laws governing the confidentiality, privacy and protection and the use, disclosure, transfer or other processing of personal information, including patient health information. These include federal, state and international laws and regulations in the United States, Europe and other markets, the scope of which are constantly changing, and in some cases, these laws and regulations are inconsistent and conflicting and subject to differing interpretations.

For example, multiple U.S. states have passed or enacted data privacy legislation that provides data privacy rights for consumers and imposes operational requirements for businesses. The California Consumer Privacy Act of 2018, as amended, or the CCPA, went into effect on January 1, 2020 and established a privacy framework for covered businesses by creating an expanded definition of personal information, establishing certain data privacy rights for consumers in the state of California and creating a potentially severe statutory damages framework for violations of the CCPA and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches. More recently, Virginia, Colorado, Connecticut, Utah and various other U.S. states have passed or enacted laws similar in scope to the CCPA, and in California, the California Privacy Rights Act took effect, which amended the CCPA and expanded on the existing consumer rights under the same, imposed additional obligations on governed businesses and created a new state enforcement agency dedicated to enforcing California consumers’ privacy rights. U.S. state legislatures can be expected to continue to regulate data privacy in the absence of legislation from the U.S. federal government. Many aspects of the CCPA and newer U.S. state privacy laws have not been interpreted by courts and best practices are still being developed, all of which increases the risk, cost and complexity of compliance and could have material adverse impacts on our operations.

In addition, data protection laws in other international jurisdictions impose restrictions on our authority to collect, analyze and transfer personal data, including health data, across international borders. For example, the EU’s General Data Protection Regulation, or the GDPR, and related implementing laws in individual EU Member States, strictly regulate our ability to collect, analyze and transfer personal data regarding persons in the European Union, including health data from clinical trials and adverse event reporting. The GDPR, which has extra-territorial scope and substantial fines for breaches (up to 4% of global annual revenue or €20 million, whichever is greater) grants individuals whose personal data (which is very broadly defined) is collected or otherwise processed the right to access the data, request its deletion and control its use and disclosure. The GDPR also requires notification of a breach in the security of such data to be provided within 72 hours of discovering the breach. Although the GDPR itself is self-executing across all EU Member States, data protection authorities from different EU Member States may interpret and apply the regulation somewhat differently, which adds to the complexity of processing personal data in the European Union. Uncertainty in the interpretation and enforcement of the regulation by the EU Member States’ different data protection authorities contributes to liability exposure risk.

The GDPR prohibits the transfer of personal data to countries outside of the European Union that are not considered by the European Commission to provide an adequate level of data protection, and transfers of personal data to such countries may be made only in certain circumstances, such as where the transfer is necessary for important reasons of public interest or the individual to whom the personal data relates has given his or her explicit consent to the transfer after being informed of the risks involved. Even when certain circumstances are met, a July 2020 decision by the Court of Justice of the European Union, referred to as Schrems II, placed transfers of personal data from the European Union to the United States under considerable uncertainty as the decision raised concerns about governmental entity access to personal data under U.S. national security laws. Transfers of personal data out of the European Union to the United States remain an unresolved matter for political negotiation between the U.S. and EU representatives.

Other applicable data privacy laws may also impose stringent requirements on our collection, use of and ability to process and transfer personal data from certain countries and increase the risk and complexity of compliance with respect to our global operations. In many cases, enforcement of international data privacy laws and regulations is uncertain and evolving, or enforcement priorities may be shifting, all of which may constrain our implementation of global business processes and may impose additional costs for compliance.

We have policies and practices that we believe make us compliant with applicable privacy laws and regulations. However, as new laws of this nature are proposed and adopted worldwide, which may become increasingly rigorous, we currently, and from time to time, may not be in technical compliance with all such laws. In addition, enforcement practices are likely to remain unpredictable for the foreseeable future. Should a transgression be deemed or perceived to have occurred, it could lead to government enforcement actions or investigations, result in significant sanctions or penalties against us and subject us to negative publicity. Such liabilities could materially adversely affect our business, financial condition, results of operations and cash flows.

There has also been increased enforcement activity in the United States particularly related to data security breaches. A violation of these laws or regulations by us or our third-party vendors could subject us to penalties, fines, liability and/or possible exclusion from Medicare or Medicaid. Such sanctions could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related to our Intellectual Property

Our ability to protect and maintain our proprietary and licensed technology, which is vital to our business, is uncertain.

Our success, competitive position and future income depend in part on our ability, and the ability of our partners and suppliers, to obtain and protect patent and other intellectual property rights relating to our current and future technologies, processes and products. The degree of protection any patents will afford is uncertain, including whether the protection obtained will be of sufficient breadth and degree to protect our commercial interests in all the jurisdictions where we conduct business. That is, the issuance of a patent is not conclusive as to its claimed scope, validity or enforceability. Patent rights may be challenged, revoked, invalidated, infringed or circumvented by third parties. For example, if an invention qualifies as a joint invention, the joint inventor may have intellectual property rights in the invention, which might not be protected. A third party may also infringe upon, design around or develop uses not covered by any patent issued or licensed to us and our patents may not otherwise be commercially viable. In this regard, the patent position of pharmaceutical compounds and compositions is particularly uncertain and involves complex legal and factual questions. Even issued patents may later be modified or revoked by the U.S. Patent and Trademark Office, or PTO, by comparable foreign patent offices or by a court following legal proceedings. Laws relating to such rights may in the future also be changed or withdrawn.

There is no assurance that any of our patent claims in our pending non-provisional and provisional patent applications relating to our technologies, processes or products will be issued or, if issued, that any of our existing and future patent claims will be held valid and enforceable against third-party infringement. We could incur significant costs and management distraction if we initiate litigation against others to protect or enforce our intellectual property rights. Such patent disputes may be lengthy and a potential violator of our patents may bring a potentially infringing product to market during the dispute, subjecting us to competition and damages due to infringement of the competitor product. Upon the expiration or loss of intellectual property protection for a product, others may manufacture and distribute such patented product, which may result in the loss of a significant portion of our sales of that product.

We also rely on trade secrets and other unpatented proprietary information, which we generally seek to protect by confidentiality and nondisclosure agreements with our employees, consultants, advisors and partners. These agreements may not effectively prevent disclosure of confidential information and may not provide us with an adequate remedy in the event of unauthorized disclosure. Even if third parties misappropriate or infringe upon our proprietary rights, we may not be able to discover or determine the extent of any such unauthorized use and we may not be able to prevent third parties from misappropriating or infringing upon our proprietary rights. In addition, if our employees, scientific consultants or partners develop inventions or processes that may be applicable to our existing products or products under development, such inventions and processes will not necessarily become our property and may remain the property of those persons or their employers.

Any failure by us to adequately protect our technology, trade secrets or proprietary know-how or to enforce our intellectual property rights could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our competitors or other third parties may allege that we are infringing their intellectual property, forcing us to expend substantial resources in litigation, the outcome of which is uncertain. Any unfavorable outcome of such litigation, including losses related to “at-risk” product launches, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Companies that produce branded pharmaceutical products routinely bring litigation against ANDA or similar applicants that seek regulatory approval to manufacture and market generic forms of branded products, alleging patent infringement or other violations of intellectual property rights. Patent holders may also bring patent infringement suits against companies that are currently marketing and selling approved generic products. Litigation often involves significant expense. Additionally, if the patents of others are held valid, enforceable and infringed by our current products or future product candidates, we would, unless we could obtain a license from the patent holder, need to delay selling our corresponding generic product and, if we are already selling our product, cease selling and potentially destroy existing product stock. Additionally, we could be required to pay monetary damages or royalties to license proprietary rights from third parties and we may not be able to obtain such licenses on commercially reasonable terms or at all.

There may be situations in which we may make business and legal judgments to market and sell products that are subject to claims of alleged patent infringement prior to final resolution of those claims by the courts based upon our belief that such patents are invalid, unenforceable or are not infringed by our marketing and sale of such products. This is commonly referred to in the pharmaceutical industry as an “at-risk” launch. The risk involved in an at-risk launch can be substantial because, if a patent holder ultimately prevails against us, the remedies available to such holder may include, among other things, damages calculated based on the profits lost by the patent holder, which can be significantly higher than the profits we make from selling the generic version of the product. Moreover, if a court determines that such infringement is willful, the damages could be subject to trebling. We could face substantial damages from adverse court decisions in such matters. We could also be at risk for the value of such inventory that we are unable to market or sell.

Risks Related to Plan Effectiveness

Our actual financial results may vary significantly from the projections filed with the Bankruptcy Court.

In connection with the process under the Plan, the Debtors were required to prepare projected financial information to demonstrate to the Bankruptcy Court the feasibility of the Plan and the ability of Endo, Inc. to continue operations following consummation of the Plan. This projected financial information was prepared by, and is the responsibility of, the Debtors’ management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the projected financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this document relates to Endo International plc’s previously issued financial statements. It does not extend to the projected financial information and should not be read to do so. These projections are not part of the registration statement of which this prospectus is a part and should not be relied upon in connection with the purchase of our common stock. At the time they were last filed with the Bankruptcy Court as Exhibit E to the Debtors’ Disclosure Statement on January 16, 2024, the projections reflected numerous assumptions concerning anticipated future performance and prevailing and anticipated market and economic conditions that were and continue to be beyond our and the Debtors’ control and that may not materialize. These projections have not been, and will not be, updated on an ongoing basis and should not be considered financial guidance by management. Projections are inherently subject to uncertainties and to a wide variety of significant business, economic and competitive risks. Our actual results will vary from those contemplated by the projections and the variations may be material.

The historical financial information of Endo International plc may not be indicative of our future financial performance.

The capital structure of Endo, Inc. is different from the historical capital structure of Endo International plc. Under fresh start accounting rules that we expect will be applied during the second quarter of 2024, (i) the reorganization value will be assigned to Endo, Inc.’s identified tangible and intangible assets based on their respective fair values, with any excess recorded as goodwill; (ii) post-petition liabilities will generally be assumed by Endo, Inc. at their historical carrying values; (iii) the Exit Financing Debt liabilities will be measured and recorded by Endo, Inc. at their fair values; and (iv) historical accumulated deficit and accumulated other comprehensive loss of Endo International plc will be reset to zero by Endo, Inc. As applicable, Endo International plc’s liabilities subject to compromise and certain other liabilities were satisfied in accordance with the Plan’s terms. Thus, our future balance sheets and statements of operations data following consummation of the Plan will not be comparable in many respects to the historical balance sheets and statements of operations data of Endo International plc that are included elsewhere in this prospectus. Additionally, certain valuations prepared for or as part of the bankruptcy proceedings, including in connection with the Rights Offerings, may have been done so with different assumptions or for different purposes and may materially differ from our actual value. Further, the Plan could materially change the amounts and classifications as compared to such amounts and classifications as reported in the historical consolidated financial statements of Endo International plc, which do not give effect to any adjustments to the carrying value of assets or amounts of liabilities that might be necessary as a consequence of consummation of the Plan. The historical financial information contained in this prospectus may not be indicative of our future financial information. The lack of comparable historical financial information may discourage investors from purchasing our common stock.

The final fresh start accounting adjustments may vary significantly from the preliminary fresh start accounting adjustments used to calculate the pro forma financial data that is included in this prospectus, and our consolidated financial statements following the application of fresh start accounting will not be comparable to the historical consolidated financial statements of Endo International plc.

The unaudited pro forma consolidated financial data included in this prospectus give effect to, among other things, the anticipated effects of the consummation of the Plan and the application of fresh start accounting adjustments, which are based on the assumptions described in the notes to the pro forma financial statements included elsewhere in this prospectus. See “Unaudited Pro Forma Consolidated Financial Information.” These assumptions include, among others, preliminary estimates of enterprise value and of the fair value of identifiable assets and certain liabilities, such as the Exit Financing Debt. These estimates and assumptions are subject to further revision by us and will be completed only after consummation of the Plan. Such revisions may be material.

Additionally, the implementation of the Plan and the application of fresh start accounting are expected to result in the carrying amounts and classifications of assets, liabilities and equity of Endo, Inc. being materially different as compared to amounts reported in Endo International plc’s historical consolidated financial statements. Accordingly, the consolidated financial statements of Endo, Inc. will not be comparable to the historical consolidated financial statements of Endo International plc.

The actual valuations that support the fair value of the assets and liabilities may differ significantly from those used to prepare the unaudited pro forma consolidated financial data included in this prospectus. These differences will be reflected in our future balance sheets and may affect amounts, including depreciation and amortization expense and interest expense, which we recognize in our future statements of operations. As such, the unaudited pro forma financial data included in this prospectus may not accurately represent our financial condition and results of operations following the consummation of the Plan.

The pro forma financial statements included in this prospectus may not reflect all adjustments related to the Remaining Debtors’ retention of certain assets and liabilities.

Prior to the Effective Date, Endo, Inc. had the right to designate certain assets and liabilities as “excluded assets” and “excluded liabilities,” respectively. Such excluded assets and excluded liabilities remained in the possession of the entities that were not purchased by or transferred to Endo, Inc., also referred to herein as the Remaining Debtors. The Plan with respect to the Remaining Debtors following the Effective Date will be implemented by a plan administrator pursuant to a plan administrator agreement. On the Effective Date, an initial funding amount of $38.0 million was funded under the plan administrator agreement, which is reflected in the pro forma financial statements included in this prospectus. The initial funding amount may be adjusted as agreed to between the plan administrator and Endo, Inc. Any amounts required beyond the initial amount will be funded by Endo, Inc. and any residual amounts that may remain shall be subject to a reversionary interest to Endo, Inc. Assets and liabilities that were excluded from the purchase and therefore remained in the possession of the Remaining Debtors is subject to ongoing evaluation by Endo, Inc.; as such, the pro forma financial statements included in this prospectus may not reflect all adjustments that may ultimately be necessary to eliminate such assets and liabilities retained by the Remaining Debtors. See “Unaudited Pro Forma Consolidated Financial Information.”

The bankruptcy proceedings may adversely affect our operations going forward.

The Debtors operated in bankruptcy from August 16, 2022 until April 23, 2024, when the Plan was consummated. Our ability to maintain relationships with suppliers, customers, employees and other third parties has been, or may be, adversely affected by the bankruptcy proceedings. The full extent to which the bankruptcy proceedings may impact our business, reputation and relationships with our suppliers, customers, employees and other third parties may not be known for some time, and any adverse consequences could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Additionally, in connection with the bankruptcy proceedings, the Debtors have been subject to a voluntary opioid operating injunction, or VOI. The VOI, which also applies to certain subsidiaries of Endo, Inc. following the consummation of the Plan on the Effective Date until August 16, 2030, prevents the Debtors and the relevant subsidiaries of Endo, Inc. from manufacturing high-dose opioid pills, advertising or marketing opioids to patients and doctors, offering compensation incentives based on opioid sales, and engaging in opioid-related lobbying, among other restrictions. Any failure to comply with these restrictions could materially affect our business, financial condition and operations going forward.

Further, pursuant to the terms of the PSA (as defined below) and the Plan, the funding of any payment obligations owing to any of the Trusts or the Opioid School District Recovery Trust (each as defined in the Plan) following the Effective Date and any other of the Remaining Debtors’ or the plan administrator’s payment obligations arising under the Plan, including administrative claim amounts, that were not fully funded at the Effective Date, are obligations of Endo, Inc. In addition, certain consideration potentially payable pursuant to the resolution reached with the DOJ, is a contingent obligation of Endo, Inc.

We may be subject to claims that were not discharged in the bankruptcy proceedings, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Substantially all of the material claims against the Debtors that arose prior to the date of the bankruptcy filing were addressed during the chapter 11 proceedings or were resolved in connection with the Plan and the order of the Bankruptcy Court confirming the Plan. In addition, under chapter 11, the consummation of a plan of reorganization discharges a debtor from substantially all debts arising prior to the filing of a bankruptcy petition and certain debts arising afterwards. Certain claims and other obligations that arose prior to the bankruptcy filing may not be discharged, including certain debts owed to governmental entities arising from fraud. The discharge also may not apply to certain foreign claims in certain foreign jurisdictions to the extent such claims are deemed non-dischargeable under applicable foreign law. In addition, except in limited circumstances, claims against non-debtor subsidiaries are generally not subject to discharge under the Bankruptcy Code. Any claims that were not ultimately discharged pursuant to the Plan could be asserted against us and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be subject to litigation in connection with the consummation of the Plan on the Effective Date.

In connection with the consummation of the Plan on the Effective Date, additional claims may be asserted against the Debtors or us. While the provisions of the Plan constitute a good faith compromise or settlement, or resolution of, substantially all claims that arose against the Debtors prior to the consummation of the Plan, additional claims may be brought against us. Any litigation in the future related to the consummation of the Plan may also require management involvement and oversight, which could divert attention away from focusing exclusively on our business. The effects of any litigation related to the consummation of the Plan could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Following the consummation of the Plan, we have a new board of directors.

The directors who serve on our board of directors following the consummation of the Plan have different backgrounds, experiences and perspectives from those individuals who have historically served on the board of directors of Endo International plc and may have different views on the direction of our business and the issues that will determine our future, including our strategic plans and priorities. The effect of implementation of those views may be difficult to predict and may, in the short term, result in disruption to the strategic direction of the business.

Additionally, the ability of our new directors to quickly expand their knowledge of our operations will be critical to their ability to make informed decisions about our business and strategies, particularly given the competitive environment in which we operate. The transition of the board of directors may, during the period of transition, compromise our ability to compete effectively.

The ability to attract and retain key personnel is critical to the success of our business and may be affected by the Debtors’ emergence from bankruptcy.

The success of our business depends on key personnel. The ability to attract and retain these key personnel may be difficult in light of the Debtors’ emergence from bankruptcy, the uncertainties currently facing the business and changes we may make to the organizational structure to adjust to changing circumstances. If executives, managers or other key personnel resign, retire or are terminated or their service is otherwise interrupted, we may not be able to replace them in a timely manner and we could experience significant declines in productivity.

We have substantial indebtedness following consummation of the Plan which may adversely affect our financial position and operating flexibility.

Following consummation of the Plan, we have a substantial amount of indebtedness, and would have had $2.5 billion of indebtedness outstanding as of March 31, 2024, on a pro forma basis after giving effect to the Plan. In connection with the consummation of the Plan, we incurred indebtedness of $2.5 billion, consisting of a $1.5 billion senior secured term loan facility, a $0.4 billion superpriority senior secured revolving credit facility that was undrawn as of consummation of the Plan and $1.0 billion aggregate principal amount of senior secured notes. This substantial amount of indebtedness could have important consequences to us, including:

•	making it difficult for us to satisfy our financial obligations, including making applicable scheduled principal and interest payments on our indebtedness;

•	limiting our ability to borrow additional funds for working capital, capital expenditures, acquisitions or other general business purposes;

•	limiting our ability to use our cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general business purposes;

•	limiting our ability to incur judgments above certain thresholds;

•	exposing us to the risk of rising interest rates with respect to the borrowings under any variable rate indebtedness;

•	requiring us to use a substantial portion of our cash on hand and/or from future operations to make debt service payments;

•	limiting our flexibility to plan for, or react to, changes in our business and industry;

•	placing us at a competitive disadvantage compared to our less leveraged competitors; and

•	increasing our vulnerability to the impact of adverse economic and industry conditions, which may further limit our ability to satisfy our financial obligations.

Our financing agreements contain various covenants restricting, among other things, our ability to:

•	incur or assume liens or additional debt or provide guarantees in respect of obligations of other persons;

•	issue redeemable stock and preferred stock;

•	pay dividends or distributions or redeem or repurchase capital stock;

•	prepay, redeem or repurchase certain debt;

•	make loans, investments and capital expenditures;

•	enter into agreements that restrict distributions from our subsidiaries;

•	sell assets and capital stock of our subsidiaries;

•	enter into certain transactions with affiliates; and

•	consolidate or merge with or into, or sell substantially all of our assets to, another person.

If we are unable to pay amounts due under our outstanding indebtedness or to fund other liquidity needs, such as future capital expenditures or contingent liabilities as a result of adverse business developments, including expenses related to future legal proceedings and governmental investigations or decreased revenues, as well as increased pricing pressures or otherwise, we may be required to refinance all or part of our outstanding indebtedness, sell assets, reduce or delay capital expenditures or seek to raise additional capital.

To the extent we are required or choose to seek third-party financing in the future, we may not be able to obtain any such required financing on a timely basis or at all, particularly in light of the recent bankruptcy proceedings. Additionally, any future financing arrangements could include terms that are not commercially beneficial to us, which could further restrict our operations and exacerbate any impact on our results of operations and liquidity that may result from any of the factors described herein or other factors.

Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The settlement reached with the DOJ in resolution of its pre-bankruptcy criminal and civil investigations of certain Debtors may lead to further disciplinary action.

As part of the global resolution reached by the Debtors with the DOJ with respect to claims filed in the Chapter 11 Cases by the United States of America, referred to herein as the U.S. Government Economic Settlement, Endo Health Solutions Inc., or EHSI, has agreed to enter into a civil False Claims Act settlement, to plead guilty to a single misdemeanor strict liability violation of the FFDCA, and to be excluded from participating in U.S. federal healthcare programs, such as Medicare and Medicaid. EHSI is a Debtor entity that is not part of the reorganized company. EHSI will be liquidated at the appropriate time following the Effective Date and will subsequently cease to exist. EHSI is the only party to the aforementioned criminal and civil resolutions. While we would view any administrative action as unnecessary under the circumstances and we are working proactively to address and prevent such an occurrence, there are no assurances that federal, state and/or other regulatory bodies will not react to EHSI’s civil settlement and criminal plea by seeking to take additional administrative action, including suspension, proposed debarment, debarment and/or other exclusionary action(s), against other Debtor entities, Endo, Inc. and/or any of their affiliates. The precise timing for the resolution of these potential administrative actions is unpredictable and varies based upon the regulatory body involved. Any such adverse administrative action could have a material adverse effect on the subject entity’s business, financial condition, results of operations and cash flows, among other collateral consequences.

Endo, Inc. could incur additional payment obligations pursuant to the U.S. Government Economic Settlement upon the achievement of certain EBITDA outperformance targets.

The U.S. Government Economic Settlement provides for payment by Endo, Inc. of contingent consideration of $25.0 million per year for each of 2024 to 2028 (capped at $100.0 million in the aggregate) if EBITDA exceeds defined baselines, as set forth in the U.S. Government Economic Settlement.

Risks Related to Ownership of our Common Stock

The public trading price of our common stock may be volatile, and could, upon listing on the New York Stock Exchange, or NYSE, decline significantly and rapidly.

We intend to apply to list our common stock on the NYSE. For more information, see “Sale Price History of Our Common Stock.” The listing of our common stock and the registration of the shares of our common stock of the registering stockholders is a process that is not a traditional underwritten initial public offering. There will be no book building process and no price at which underwriters initially sell shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on the NYSE.

Our common stock is currently quoted and trades on the OTCQX® Best Market, where it has been trading since June 28, 2024. The designated market maker identified by the NYSE will consider the closing price of our common stock on the OTCQX® Best Market on the day before the shares of our common stock begin trading on the NYSE and buy and sell orders collected from broker-dealers to set the opening public trading price of our common stock on the NYSE.

Further, because of our listing process, individual investors may have greater influence in subsequent public trading prices of our common stock on the NYSE and may participate more in our initial and subsequent trading, leading to an increased amount of smaller orders at numerous prices, for example, than is typical for a traditional underwritten initial public offering with more institutional investor influence. These factors could result in more volatility in the public trading price of our common stock and an unsustainable trading price if the price of our common stock significantly rises upon listing and institutional investors believe our common stock is worth less than retail investors, in which case the price of our common stock may decline over time. Further, if the public trading price of our common stock is above the level that investors determine is reasonable for our common stock, some investors may attempt to short our common stock after trading begins, which would create additional downward pressure on the public trading price of our common stock. There will likely be more ability for such investors to short our common stock in early trading than is typical for a traditional underwritten initial public offering given increased availability of our common stock on the trading markets in part due to the lack of contractual lock-up agreements or other restrictions on transfer. To the extent that there is a lack of awareness among retail investors, such lack of awareness could reduce the value of our common stock and cause volatility in the public trading price of our common stock.

The public trading price of our common stock following our listing is likely to be volatile and could be subject to wide fluctuations in response to many risk factors described in this section, and others beyond our control, including:

•	the number of shares of our common stock made available for trading;

•	sales or expectations with respect to sales of shares of our common stock by holders of our common stock;

•	the trading volume of our common stock;

•	the bankruptcy proceedings and the emergence from bankruptcy and certain related transactions;

•	our sale of our common stock or other securities in the future;

•	changes in senior management or key personnel;

•	FDA approval or disapproval of any of the drug applications we have submitted;

•	the success or failure of our clinical trials;

•	the success or failure of our corporate responsibility strategy and our ability to respond to increased stakeholder focus on corporate responsibility matters including climate change;

•	new data or new analyses of older data that raise potential safety or effectiveness issues concerning our approved products;

•	product recalls or withdrawals;

•	competitors announcing technological innovations or new commercial products;

•	introduction of generic, compounded or other substitutes for our products, including the filing of ANDAs with respect to generic versions of our branded products;

•	developments concerning our or others’ proprietary rights, including patents;

•	competitors’ publicity regarding actual or potential products under development or other activities affecting our competitors or the industry in general;

•	regulatory developments in the United States and foreign countries, or announcements relating to these matters;

•	period-to-period fluctuations in our financial results;

•

new legislation, regulation, administrative guidance or executive orders, or changes in interpretation of existing legislation, regulation, administrative guidance or executive orders, including by virtue of new judicial decisions, which could affect the development, sale or pricing of pharmaceutical products, the number of individuals with access to affordable healthcare, the taxes we pay and/or other factors;

•	a determination by a regulatory agency that we are engaging in or have engaged in inappropriate sales or marketing activities, including promoting off-label uses of our products;

•	social and political pressure to lower the cost of pharmaceutical products;

•	social and political scrutiny over increases in prices of shares of pharmaceutical companies that are perceived to be caused by a strategy of growth through acquisitions;

•	litigation against us or others;

•	reports of securities analysts and rating agencies; and

•	changes in the political landscape, regulatory environment and international relations, including different policies that may be pursued by the current U.S. presidential administration.

Recently, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may negatively impact the market price of our common stock. These fluctuations may be even more pronounced in the trading market for our common stock shortly following the listing of our common stock on the NYSE as a result of the supply and demand forces described above and could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial costs and divert our management’s attention.

An active, liquid and orderly market for our common stock may not develop or be sustained. Investors may be unable to sell their shares of our common stock at or above the price you bought them for.

We currently expect our common stock to be listed and trade on the NYSE. Our common stock is currently quoted and trades on the OTCQX® Best Market. Our common stock is not currently traded on any national securities exchange; the trading history of our common stock on the OTCQX® Best Market and the trading history of Endo International plc may not be indicative of the potential liquidity of our common stock. Moreover, consistent with Regulation M and other federal securities laws applicable to our listing, we have not consulted with the registering stockholders or other existing stockholders regarding their desire or plans to sell shares in the public market following the effectiveness of the registration statement of which this prospectus forms a part or discussed with potential investors their intentions to buy our common stock in the open market following the listing. While our common stock may be sold after our listing on the NYSE by the registering stockholders pursuant to this prospectus, unlike a traditional underwritten initial public offering, the registering stockholders or other existing stockholders may not sell any of their shares of our common stock and there may initially be a lack of supply of, or demand for, our common stock on the NYSE. Conversely, the registering stockholders and other existing stockholders may sell all of their shares of our common stock, resulting in excess supply of our common stock on the NYSE. In the case of a lack of supply of our common stock, the trading price of our common stock may rise to an unsustainable level. Further, institutional investors may be discouraged from purchasing our common stock if they are unable to purchase a block of our common stock in the open market in a sufficient size for their investment objectives due to a potential unwillingness of our existing stockholders to sell a sufficient amount of common stock at the price offered by such institutional investors and the greater influence individual investors have in setting the trading price. If institutional investors are unable to purchase our common stock in a sufficient amount for their investment objectives, the market for our common stock may be more volatile without the influence of long-term institutional investors holding significant amounts of our common stock. In the case of a lack of demand for our common stock, the trading price of our common stock could decline significantly and rapidly after our listing. Therefore, an active, liquid and orderly trading market for our common stock may not initially develop or be sustained, which could significantly depress the trading price of our common stock and/or result in significant volatility, which could affect your ability to sell your shares of our common stock.

We do not intend to pay dividends on our common stock for the foreseeable future.

We do not currently intend to pay any cash dividends in the foreseeable future on our common stock. Any declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on many factors, including our financial condition, earnings, liquidity requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant. In addition, agreements governing our existing indebtedness incurred upon consummation of the Plan on the Effective Date and any future indebtedness may not permit us to pay dividends on our common stock. As a result, capital appreciation in the price of our common stock, if any, may be your only source of gain on an investment in our common stock. See “Dividend Policy.”

None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Sales of substantial amounts of our common stock in the public markets, or the perception that sales might occur, could cause the trading price of our common stock to decline.

In addition to the supply and demand and volatility factors discussed above, sales of a substantial number of shares of our common stock into the public market, particularly sales by our directors, executive officers and principal stockholders, or the perception that these sales might occur in large quantities, could cause the trading price of our common stock to decline. None of our stockholders are subject to any contractual lock-up or other contractual restriction on the transfer or sale of their shares.

After giving effect to the filing and effectiveness of our amended and restated certificate of incorporation and the adoption and effectiveness of our amended and restated bylaws, we had 76,400,000 shares of our common stock outstanding, all of which were issued pursuant to the Plan to certain of the Debtors’ creditors. A substantial amount of the shares were issued pursuant to section 1145 of the Bankruptcy Code and are not “restricted securities” as defined in Rule 144(a)(3) under the Securities Act, and are freely tradable and transferable by any initial recipient thereof, subject to certain limitations. A portion of the shares were issued in reliance upon other exemptions from registration under the Securities Act and are “restricted securities” as defined in Rule 144(a)(3) under the Securities Act. Once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days and assuming the availability of certain public information about us, (i) non-affiliates who have beneficially owned our common stock for at least six months may rely on Rule 144 to sell their shares of our common stock, and (ii) our directors, executive officers and other affiliates who have beneficially owned our common stock for at least six months, including certain of the shares of our common stock covered by this prospectus to the extent not sold hereunder, will be entitled to sell their shares of our common stock subject to volume limitations under Rule 144. See “Shares Eligible for Future Sale” for additional information.

In addition, following the effectiveness of the registration statement of which this prospectus forms a part, we intend to file a registration statement on Form S-8 under the Securities Act to register all shares of our common stock reserved for future issuance under our equity compensation plans. These shares will be able to be freely sold in the public market upon issuance, subject to applicable vesting requirements and compliance by affiliates with Rule 144.

Our business, financial condition and results of operations may differ from any projections that we disclose or any information that may be attributed to us by third parties.

From time to time, we may provide guidance via public disclosures regarding our projected business, financial condition or results of operations. However, any such projections involve risks, assumptions and uncertainties, and our actual results could differ materially from such projections. Factors that could cause or contribute to such differences include, but are not limited to, the risk factors described herein, some or all of which are not predictable or within our control. Other unknown or unpredictable factors could also adversely impact our performance, and we undertake no obligation to update or revise any projections, whether as a result of new information, future events or otherwise. In addition, various news sources, bloggers and other publishers may make statements regarding our historical or projected business or financial performance, and you should not rely on any such information even if it is attributed directly or indirectly to us.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our common stock adversely, the trading price of our common stock and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not control these analysts. If any of the analysts who cover us downgrade our common stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our common stock may decline. We may also have more limited access to analyst coverage given that we are not conducting a traditional underwritten initial public offering. Accordingly, if analysts decline or otherwise fail to regularly publish reports on us or subsequently choose to cease their coverage of us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our common stock to decline and our common stock to be less liquid.

Additional issuances of our common stock could result in significant dilution to our stockholders.

Additional issuances of our common stock, including pursuant to the exercise or vesting of securities issued pursuant to our equity compensation plans, will result in dilution to existing holders of our common stock. The amount of dilution could be substantial depending upon the size of the issuance, exercise or vesting. As part of our business strategy, we may acquire or make investments in companies or products and issue equity or equity-linked securities to pay for any such acquisition or investment. Any such issuances of additional common stock may cause stockholders to experience significant dilution of their ownership interests and the trading price of our common stock to decline.

Certain registering stockholders, if they choose to act together, will have the ability to control all matters submitted to stockholders for approval, including controlling the outcome of director elections.

Certain registering stockholders, including certain First Lien Claimholders (who collectively owned 91.62% of our outstanding common stock on a fully diluted basis as of the Effective Date), acquired significant interest in our outstanding common stock upon consummation of the Plan. This concentration of ownership may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction requiring stockholder approval, and the interests of such stockholders could differ materially from, or conflict with, those of us or our other stockholders. This concentration of ownership could also facilitate or hinder a negotiated change of control of us and, consequently, have an impact upon the value of our common stock.

Anti-takeover provisions in our governing documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and depress the market price of our common stock.

Our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law contain provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. Among other things, our amended and restated certificate of incorporation and our amended and restated bylaws will include the following provisions:

•	limitations on convening special stockholder meetings, which could make it difficult for our stockholders to adopt desired governance changes;

•	advance notice procedures, which apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;

•	a forum selection clause, which means certain litigation against us can only be brought in Delaware;

•	no authorization of cumulative voting, which limits the ability of minority stockholders to elect director candidates;

•	the authorization of undesignated or “blank check” preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders.

Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

Our governing documents also provide that the Delaware Court of Chancery is the sole and exclusive forum for substantially all disputes between us and our stockholders and federal district courts are the sole and exclusive forum for Securities Act claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that, unless we consent to the selection of an alternative forum, the Delaware Court of Chancery is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us or to our stockholders, (iii) any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, or DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws, (v) any action asserting a claim against us that is governed by the internal affairs doctrine, or (vi) any action asserting an “internal corporate claim” as defined in Section 115 of the DGCL; provided, however, that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or to any claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States are the sole and exclusive forum for the resolution of any complaint asserting a right under the Securities Act, subject to a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In any such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and the provisions may not be enforced by a court in those other jurisdictions.

The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. In addition, these choice of forum provisions may result in increased costs for stockholders who determine to pursue any such lawsuits against us. Alternatively, if a court were to find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations.

Future sales of our common stock in the public market following the effectiveness of the registration statement of which this prospectus forms a part, or the perception that such sales may occur, could adversely affect the public price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

We may issue additional shares of our common stock in subsequent public offerings. Following the effectiveness of the registration statement of which this prospectus forms a part, approximately 75,708,915 shares of our common stock may be immediately sold either (i) by the registering stockholders pursuant to this prospectus or (ii) by our other existing stockholders in accordance with Rule 144 of the Securities Act.

This number includes (i) 12,617,501 shares of our common stock held by the registering stockholders pursuant to this prospectus and (ii) 63,091,414 shares of our common stock issued in reliance on section 1145(a)(1) of the Bankruptcy Code pursuant to the Plan. All shares sold in this offering are freely tradable, except that any shares acquired by our affiliates, as that term is defined in Rule 144 under the Securities Act, in this offering may only be sold in compliance with certain limitations.

In addition, 63,091,414 shares of our common stock issued in reliance on section 1145(a)(1) of the Bankruptcy Code pursuant to the Plan may be resold without registration unless the seller is an “underwriter” with respect to those securities, and 13,308,586 shares of our common stock sold pursuant to Section 4(a)(2) of the Securities Act and/or Regulation D or Regulation S thereunder in connection with the Plan may be resold without registration pursuant to Rule 144 under the Securities Act. See “Shares Eligible for Future Sale.”

Further, upon the commencement of trading of our common stock on the OTCQX® Best Market on June 28, 2024, a substantial number of shares of our common stock became available for sale. See “Sale Price History of Our Common Stock.”

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common reserved for future issuance under our equity compensation plan. The registration statement on Form S-8 is expected to become effective immediately upon filing, and       shares of our common stock will be able to be freely sold in the public market upon issuance, subject to applicable vesting requirements and compliance by affiliates with Rule 144. See “Executive and Director Compensation of Endo International plc – Long-Term Incentive Compensation” for a description of our equity compensation plan.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time or the dividend amount payable per share on our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. Sales of substantial amounts of our common stock in the public market or the perception that such sales could occur, could adversely affect the public price of our common stock or the dividend amount payable per share on our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. We will have no input if and when any registering stockholder may, or may not, elect to sell its shares of our common stock or the prices at which any such sales may occur. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the trading prices of shares of our common stock prevailing from time to time.

USE OF PROCEEDS

Registering stockholders may, or may not, elect to sell their shares of our common stock covered by this prospectus. To the extent any registering stockholder chooses to sell its shares of our common stock covered by this prospectus, we will not receive any proceeds from any such sales of our common stock. See “Principal and Registering Stockholders.”

DIVIDEND POLICY

We do not expect to declare or pay any cash dividends on our common stock prior to the effectiveness of the registration statement of which this prospectus forms a part. We currently intend to retain any available funds and any future earnings to fund our business, and therefore we do not expect to declare or pay any cash dividends for the foreseeable future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, earnings, liquidity requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant.

Our ability to pay dividends on our common stock is also limited by the terms of our existing indebtedness incurred upon consummation of the Plan on the Effective Date and may be limited by the terms of any future indebtedness. See “The Chapter 11 Restructuring” and “Description of Certain Indebtedness.” Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Related to Ownership of our Common Stock—We do not intend to pay dividends on our common stock for the foreseeable future.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2024, as follows:

•	of Endo International plc on an actual basis; and

•	of Endo, Inc. on a pro forma basis to give effect to the Plan, including the Exit Financing Debt and the Rights Offerings.

You should read this information in conjunction with Endo International plc’s unaudited condensed consolidated financial statements and the related notes included elsewhere in this prospectus and under “Summary Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

	As of March 31, 2024
(in thousands of U.S. dollars, except share numbers)	Actual	Pro Forma
	(Unaudited)	(Unaudited)
Cash and cash equivalents	$641,373	$200,000
Debt:
Pre-emergence long-term debt (including current portion)(1)(2)	$8,152,290	$—
New Revolving Credit Facility	—	—
New Term Loan(2)	—	1,500,000
New Senior Secured Notes(2)	—	1,000,000
Total long-term debt (including current portion)(2)	$8,152,290	$2,500,000
Stockholders’ (deficit)/equity:
Euro deferred shares, par value $0.01 per share; 4,000,000 shares authorized, actual, 0 shares authorized, pro forma, 4,000,000 shares issued, actual, 0 shares issued, pro forma	43	—
Ordinary shares, par value $0.0001 per share; 1,000,000,000 shares authorized, actual, 0 shares authorized, pro forma, 235,219,612 shares issued and outstanding, actual, 0 shares issued and outstanding, pro forma	24	—
Common stock, par value $0.001 per share; 0 shares authorized, actual, 1,000,000,000 shares authorized, pro forma, 0 shares issued and outstanding, actual, 76,400,000 shares issued and outstanding, pro forma	—	76
Additional paid-in capital	8,980,561	2,092,948
Accumulated other comprehensive loss	(226,686)	—
Accumulated deficit	(15,508,657)	—

Total stockholders’ (deficit)/equity	$(6,754,715)	$2,093,024

Total capitalization	$1,397,575	$4,593,024

(1)

$8.2 billion aggregate principal amount of secured and unsecured indebtedness is included within the $11.1 billion of liabilities subject to compromise in the unaudited condensed consolidated balance sheet of Endo International plc included elsewhere in this prospectus as of March 31, 2024, which also includes $32.2 million of accounts payable, $160.6 million of accrued interest, $2,432.2 million of litigation accruals, $262.2 million of uncertain tax positions, and $63.7 million of other liabilities, including operating and finance lease liabilities. See Note 2, “Bankruptcy Proceedings,” in the unaudited condensed consolidated financial statements of Endo International plc included elsewhere in this prospectus.

(2)

The outstanding long-term debt balances represent the principal amounts of unpaid contractual principal owed on the respective instruments and does not reflect reductions for deferred financing costs or unamortized discount. See Note 13, “Debt,” in the unaudited condensed consolidated financial statements of Endo International plc included elsewhere in this prospectus.

THE CHAPTER 11 RESTRUCTURING

Background

Beginning on August 16, 2022, or the Petition Date, Endo International plc, together with certain of its direct and indirect subsidiaries, or collectively, the Debtors, filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code. Certain additional then-newly formed Debtors also filed voluntary petitions for relief under the Bankruptcy Code on May 25, 2023 and May 31, 2023. Certain entities consolidated by Endo International plc in its financial statements were not Debtors in the Chapter 11 Cases. These entities are collectively referred to herein as the Non-Debtor Affiliates. For further discussion, refer to Note 2, “Bankruptcy Proceedings,” in the consolidated financial statements of Endo International plc included elsewhere in this prospectus. On and after the Petition Date, the Debtors continued to operate their businesses and manage their properties as debtors-in-possession pursuant to sections 1107 and 1108 of the Bankruptcy Code.

On the Petition Date, the Debtors entered into a Restructuring Support Agreement, referred to herein, as amended from time to time, the RSA, with an ad hoc group of certain creditors holding in excess of 50% of the aggregate outstanding principal amount of Endo International plc’s first lien secured indebtedness. The RSA was later amended and restated in March 2023 and in December 2023. Pursuant to the RSA, each of the parties agreed to, among other things, take all actions as necessary and appropriate to facilitate the implementation and consummation of the restructuring as described below, negotiate in good faith certain definitive documents relating to the restructuring and obtain required approvals. In addition, the Debtors agreed to conduct their business in the ordinary course, provide notice and certain materials relating to the restructuring to the consenting creditors’ advisors and pay certain fees and expenses of the consenting creditors.

Chapter 11 Plan

On December 19, 2023, following extensive negotiations with their key stakeholders, including in connection with a mediation process authorized by the Bankruptcy Court, the Debtors filed the Disclosure Statement with Respect to the Second Amended Joint Chapter 11 Plan of Reorganization of Endo International plc and its Affiliated Debtors with the Bankruptcy Court, as amended, modified or supplemented, the Disclosure Statement and the Plan. The Plan incorporates settlements reached with, among others, the two official committees that were appointed in the Chapter 11 Cases, the future claimants’ representative, the ad hoc groups of first lien claimants and unsecured noteholders, all forty-five states who had not previously settled with the Debtors and several U.S. territories, the United States of America, representatives of thirteen Canadian provinces and territories and an ad hoc group of public school districts. Creditors voted overwhelmingly in favor of the Plan. On March 18, 2024, the Debtors filed the fourth amended version of the Plan. On March 22, 2024, the Bankruptcy Court entered an order approving the Disclosure Statement on a final basis and confirming the fourth amended version of the Plan. The Plan became effective on April 23, 2024.

Upon consummation of the Plan on the Effective Date, among other things: (a) the Debtors sold substantially all of their assets and transferred certain liabilities and equity of their and their Non-Debtor Affiliates to Endo, Inc., free and clear of all non-transferred liabilities, liens, claims and other encumbrances, pursuant to the terms of that certain Purchase and Sale Agreement, or the PSA, which was entered into among Endo, Inc., the other applicable purchaser entities, certain Debtors and certain Non-Debtor Affiliates, and (b) all compromises and settlements embodied in the Plan among the Debtors and Claimholders became effective, which involved, among others, (i) the issuance of shares of our common stock to the First Lien Claimholders and certain GUC Claimholders (each as defined below) and (ii) the sale of shares of our common stock to certain Claimholders pursuant to the First Lien Rights Offering and the GUC Rights Offering (which was subscribed in July 2023) (each as defined below), including pursuant to the First Lien BCA and the GUC BCA (each as defined below).

Issuance of Common Stock

On the Effective Date, we issued shares of our common stock to the First Lien Claimholders and certain GUC Claimholders pursuant to the Plan, and delivered shares of our common stock sold in connection with the Rights Offerings and the Backstop Commitment Agreements described below, which issuance was authorized, ratified and implemented in accordance with the terms of the Plan and the Rights Offerings documents described below, in each case, without the need for further corporate or shareholder action. All shares of our common stock issued under the Plan (including under the Rights Offerings documents) were duly authorized, validly issued, fully paid and non-assessable.

All shares of our common stock issued under the Plan were issued by Endo, Inc. without registration under the Securities Act or any similar U.S. federal, state or local law (i) in reliance upon section 1145 of the Bankruptcy Code (except with respect to (1) any shares (including shares issued pursuant to the First Lien Rights Offering) issued to any entity that is an underwriter; (2) any rights or equity issued pursuant to the GUC Rights Offering (including shares issued pursuant to the GUC Rights Offering); and (3) any equity issued pursuant to the Backstop Commitment Agreements (other than any shares issued in satisfaction of the claims represented by Backstop Premium (as defined in the Plan) owed pursuant to the Backstop Commitment Agreements)); (ii) pursuant to Section 4(a)(2) under the Securities Act and/or Regulation D or Regulation S thereunder and similar exemptions under applicable state or local law (including with respect to (1) any rights or equity (including shares issued upon exercise of any rights issued pursuant to the Rights Offerings) issued to any entity that is an underwriter; (2) any equity issued pursuant to the GUC Rights Offering (including shares issuable upon exercise of any rights issued pursuant to the GUC Rights Offering); and (3) any equity issued pursuant to the Backstop Commitment Agreements (other than any shares issued upon exercise of any rights issued in satisfaction of any Backstop Premium payable pursuant to the Backstop Commitment Agreements)); and/or (iii) if applicable, (1) in the European Economic Area, pursuant to an exemption under Regulation (EU) No. 2017/1129 of the European Parliament and of the Council of June 14, 2017, as amended or supplemented, and (2) in the United Kingdom, pursuant to an exemption under the retained European Union law version of Regulation (EU) No. 2017/1129 of the European Parliament and of the Council of June 14, 2017, as it forms part of the United Kingdom’s domestic law pursuant to the European Union (Withdrawal) Act 2018 and/or (3) generally, in compliance with any other applicable securities law in the United Kingdom, including the Financial Services and Market Act 2023, or FSMA, as amended, and in the European Economic Area, as the case may be.

Shares of our common stock issued in reliance upon section 1145 of the Bankruptcy Code (except with respect to any entity that is an underwriter) are exempt from, among other things, the registration requirements of Section 5 of the Securities Act and any other applicable U.S. state or local law requiring registration for the offer or sale of securities and (i) are not “restricted securities” as defined in Rule 144(a)(3) under the Securities Act, and (ii) are freely tradable and transferable by any holder thereof that, at the time of transfer, (1) is not an “affiliate” (as defined in Rule 144(a)(1) under the Securities Act) of Endo, Inc. or any of its subsidiaries; (2) has not been such an “affiliate” within 90 days of such transfer; and (3) is not an entity that is an underwriter.

The shares of our common stock that were issued in reliance on Section 4(a)(2) of the Securities Act and/or Regulation D or Regulation S thereunder, are “restricted securities” subject to resale restrictions and may be resold, exchanged, assigned or otherwise transferred only in a transaction registered, or exempt from registration, under the Securities Act and other applicable law. In that regard, each of the recipients of shares of our common stock issued pursuant to the Plan made customary representations, including that each was an “accredited investor” (within the meaning of Rule 501(a) of the Securities Act) or a “qualified institutional buyer” (as defined under Rule 144A promulgated under the Securities Act).

Rights Offerings

On June 21, 2023, Tensor Limited, the original purchaser under the PSA, commenced a rights offering for holders of Allowed Second Lien Deficiency Claims and Allowed Unsecured Notes Claims (each as defined in the Plan) to acquire up to $160.0 million of ordinary shares to holders of Tensor Limited (the “GUC Rights Offering Amount”), which is referred to herein as the GUC Rights Offering. Pursuant to the GUC Rights Offering, as amended, each holder of Allowed Second Lien Deficiency Claims or Allowed Unsecured Notes Claims, or, collectively, the GUC Claimholders, was given the right, but not the obligation, to purchase and subscribe for shares up to its pro rata portion of the total number of shares of Tensor Limited offered in the GUC Rights Offering. The subscription deadline for the GUC Rights Offering was July 18, 2023, at 5:00 p.m., prevailing Eastern Time. GUC Rights Offering participants ultimately purchased and subscribed for approximately $2.0 million of the $160.0 million GUC Rights Offering Amount.

Prior to the Effective Date, the GUC Rights Offering was amended such that GUC Claimholders that exercised their subscription rights in the GUC Rights Offering would receive our common stock rather than shares of Tensor Limited, unless they timely opted out of the GUC Rights Offering. The shares of our common stock purchased pursuant to the GUC Rights Offering were issued on the Effective Date. Based upon the change in issuer, subscribing GUC Claimholders were provided with the right to withdraw their prior exercise no later than April 3, 2024, at 5:00 p.m., prevailing Eastern Time.

In connection with the Plan, prior to the Effective Date, we offered $340.0 million in shares of our common stock (the “First Lien Rights Offering Amount”) to holders of Allowed First Lien Claims (as defined in the Plan), which is referred to herein as the First Lien Rights Offering. Pursuant to the First Lien Rights Offering, each holder of Allowed First Lien Claims, or, collectively, the First Lien Claimholders, had the right, but not the obligation, to purchase and subscribe for shares up to its pro rata portion of the total number of our shares offered in the First Lien Rights Offering. The shares of our common stock purchased and subscribed for pursuant to the First Lien Rights Offering were issued on the Effective Date.

Backstop Agreements

GUC BCA

To facilitate the GUC Rights Offering, on April 24, 2023, Tensor Limited entered into a Backstop Commitment Agreement with certain First Lien Claimholders, or the GUC Backstop Parties, relating to the GUC Rights Offering. On December 28, 2023, the agreement was amended and restated to, among other things, permit Endo, Inc. to be designated as the “Issuer” for purposes of the agreement. The backstop agreement relating to the GUC Rights Offering, as so amended, is referred to herein as the GUC BCA.

Pursuant to the GUC BCA, each of the GUC Backstop Parties agreed to purchase any unsubscribed shares in the GUC Rights Offering. In exchange for providing the backstop commitments, Endo, Inc. agreed to issue to the GUC Backstop Parties a number of shares of our common stock having an aggregate value equal to (a) 5.0% of the GUC Rights Offering Amount plus (b) 5.0% of the unsubscribed GUC Rights Offering Amount, referred to herein as the GUC Backstop Premium.

First Lien BCA

Similarly, to facilitate the First Lien Rights Offering, on May 9, 2023, Tensor Limited entered into a Backstop Commitment Agreement with certain First Lien Claimholders, or the First Lien Backstop Parties, relating to the First Lien Rights Offering. On December 28, 2023, the agreement was amended and restated to, among other things, permit Endo, Inc. to be designated as the “Issuer” for purposes of the agreement. The backstop agreement relating to the First Lien Rights Offering, as so amended, is referred to herein as the First Lien BCA.

Pursuant to the First Lien BCA, each of the First Lien Backstop Parties agreed to purchase the shares not purchased by non-First Lien Backstop Parties in the First Lien Rights Offering. In exchange for providing the backstop commitments, Endo, Inc. agreed to issue to the First Lien Backstop Parties a number of shares of our common stock having an aggregate value equal to 10.547755%, or approximately $35.9 million, of the First Lien Rights Offering Amount, at an enterprise value of $3.275 billion, referred to herein as the First Lien Backstop Premium. Additionally, Endo International plc paid certain First Lien Backstop Parties a cash amount equal to approximately $25.5 million as “Additional Premium” in exchange for their commitments.

Plan Transaction Sources and Uses

On the Effective Date, the Debtors used cash on hand (including certain restricted cash), proceeds from the GUC Rights Offering and the First Lien Rights Offering and proceeds from the Exit Financing Debt to, among other things: (i) make settlement payments under the Plan to the various trust beneficiaries and the U.S. federal government, (ii) make distributions of cash to holders of first lien claims and (iii) pay certain professional fees. A portion of the proceeds of the Rights Offerings will also be used by Endo, Inc. for general corporate purposes.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

Basis of Presentation

Pursuant to the Plan, Endo, Inc. purchased substantially all of the assets and assumed certain liabilities of Endo International plc on the Effective Date. As of March 31, 2024, Endo, Inc. had approximately $6 million of assets and liabilities, the majority of which related to the Exit Financing Debt transactions. Endo, Inc. had no other assets, liabilities or operating costs during the periods presented in this prospectus. See “Presentation of Financial and Other Information” for additional details. The following unaudited pro forma condensed consolidated balance sheet and statements of operations represent historical data of Endo International plc, together with its subsidiaries, as of the dates and for the periods indicated below representing the Predecessor Company, and Endo, Inc., together with its subsidiaries, representing the Successor Company following the consummation of the Plan (as defined below). The unaudited pro forma balance sheet, statement of operations and the accompanying explanatory notes (together, the Pro Forma Financial Statements) have been prepared to illustrate the anticipated effects of consummation of the Plan, including the Exit Financing Debt transactions contemplated thereunder, and the anticipated application of “fresh start” accounting, in accordance with ASC Topic 852, “Reorganizations.” The unaudited pro forma condensed consolidated balance sheet reflects the effects of these transactions as if the Effective Date of the Plan and application of fresh start accounting had occurred on March 31, 2024. The unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2024 and the year ended December 31, 2023 reflect the effects of these transactions as if the Effective Date of the Plan and application of fresh start accounting had occurred on January 1, 2023, the beginning of the most recently completed fiscal year.

The Plan was confirmed by the Bankruptcy Court on March 22, 2024 and became effective on April 23, 2024. The consolidated financial statements of Endo, Inc. will not be comparable to the historical financial statements of Endo International plc due to the effects of the consummation of the Plan and the application of fresh start accounting. The Pro Forma Financial Statements have been prepared in accordance with Regulation S-X Article 11 and reflect preliminary estimates of the transaction accounting adjustments, including the consummation of the transactions contemplated in the Plan and the application of fresh start accounting.

The Pro Forma Financial Statements presented herein are provided for informational and illustrative purposes only and are not necessarily indicative of the financial results that would have been achieved had the events and transactions occurred on the dates indicated, nor is such financial data necessarily indicative of the results of operations in future periods. The Pro Forma Financial Statements should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization,” “The Chapter 11 Restructuring” and the consolidated financial statements and related notes of Endo International plc, included elsewhere in this prospectus.

The Plan

Pursuant to the Plan, on the Effective Date, Endo, Inc. purchased substantially all of the assets and assumed certain liabilities of Endo International plc. In accordance with ASC Topic 852, “Reorganizations,” Endo, Inc. will become the Successor reporting entity and expects to apply fresh start accounting. The implementation of the Plan and the application of fresh start accounting are expected to result in the carrying amounts and classifications of assets, liabilities and equity of Endo, Inc. being materially different as compared to amounts reported in Endo International plc’s historical consolidated financial statements. Prior to the Effective Date, Endo, Inc. had the right to designate certain assets and liabilities as “excluded assets” and “excluded liabilities,” respectively. Such excluded assets and excluded liabilities remained in the possession of the Remaining Debtors. These Pro Forma Financial Statements therefore reflect Endo, Inc.’s preliminary judgments and expectations regarding which assets were acquired and which liabilities were assumed by Endo, Inc. and which assets and liabilities were retained by the Remaining Debtors as of the Effective Date. Such judgments are subject to change.

The Plan settlements constitute a good faith, full and final comprehensive compromise and settlement of substantially all claims, interests and controversies described in the Plan based upon the unique facts and circumstances of the Chapter 11 Cases. The Pro Forma Financial Statements reflect the following transactions and treatment of claims contemplated in the Plan, which occurred on or before the Effective Date:

•

First Lien Claims – First Lien Claimholders received on account of their claims: (a) on the Effective Date (i) their pro rata share of 96.30% of Endo, Inc. common stock (subject to dilution under or pursuant to the Rights Offerings and the Backstop Commitment Agreements and the management incentive plan) and (ii) the proceeds of the Exit Financing Debt and any Exit Cash (as defined in the Plan) in excess of $200.0 million; and (b) an opportunity to participate in the First Lien Rights Offering.

•

Second Lien Deficiency Claims and Unsecured Notes Claims – Holders of Second Lien Deficiency Claims and Unsecured Notes Claims received on account of their claims: (a) on the Effective Date (i) their applicable share of the remaining 3.70% of Endo, Inc. common stock (subject to dilution only by issuances under the management incentive plan) and (ii) such holders’ interests in certain trusts, including any future proceeds distributed on account of such trust interests and (b) an opportunity to participate in the GUC Rights Offering (which was subscribed in July 2023).

•

Rights Offerings – The common stock related to the First Lien Rights Offering (up to $340.0 million), the GUC Rights Offering (up to $160.0 million) and related backstop commitment premium payable to the GUC Backstop Parties and the First Lien Backstop Parties in shares of common stock were issued. Additionally, Endo International plc paid certain First Lien Backstop Parties a cash amount equal to approximately $25.5 million as “Additional Premium” in exchange for their commitments. Shares sold pursuant to the First Lien Rights Offering were sold based on a negotiated total enterprise value of $3.275 billion. Shares sold pursuant to the GUC Rights Offering were sold based on a negotiated total enterprise value of $5.125 billion. The First Lien Rights Offering and the GUC Rights Offering were fully backstopped in accordance with the Backstop Commitment Agreements. On the Effective Date, the First Lien Backstop Parties received a commitment premium of an aggregate value equal to: (a) the First Lien Backstop Premium plus (b) the “Additional Premium.”

•

Establishment of Trusts – The Debtors established and funded, on the Effective Date, various trusts and sub-trusts, for the benefit of specified claimants in exchange for the resolution of specified claims against the Debtors, as further described in the Plan and in the applicable settlement and trust agreements. Where a settlement or trust agreement provided an option to prepay the settlement consideration at a discounted amount on the Effective Date, such trusts were fully funded on the Effective Date in an aggregate amount equal to approximately $441.3 million. Where a settlement or trust agreement did not allow a prepayment option, the Pro Forma Financial Statements reflect the required initial funding on the Effective Date in an aggregate amount of approximately $1.4 million and the recognition of a liability for future annual funding amounts equal to an aggregate amount of approximately $5.4 million, representing the present value of the future payment streams.

•

Exit Financing – In connection with the Plan, Endo, Inc. incurred funded indebtedness of $2.5 billion, also referred to as the Exit Financing Debt. The Pro Forma Financial Statements reflect that the Exit Financing Debt is in the form of (i) a $400.0 million senior secured five-year superpriority revolving facility, or the New Revolving Facility, (ii) a $1,500.0 million senior secured seven-year term loan facility, or the New Term Facility, with an interest rate of Term SOFR plus 4.50% per annum or a base rate plus 3.50% per annum, in each case, stepping down by 0.25% upon achievement of certain first lien net leverage levels and (iii) 8.500% senior secured notes in the aggregate principal amount of $1,000.0 million, due 2031, or the New Senior Secured Notes. Endo, Inc. is still evaluating the valuation and accounting for the Exit Financing Debt transactions and the adjustments reflected in these Pro Forma Financial Statements are subject to change.

•

Global Settlement with U.S. Department of Justice on behalf of the U.S. Government Entities – The Plan also incorporates the resolutions reached with the DOJ with respect to claims, including criminal,

civil and tax-related claims, filed by the United States of America, referred to as the U.S. Government Claims, as defined in the Plan. This settlement provides for, in full and final satisfaction, settlement, release and discharge of, and in exchange for such U.S. Government Claims, payment of $364.9 million over 10 years, or $200.0 million if the obligation is paid in full on the Effective Date, plus contingent consideration of $25.0 million in each of 2024 to 2028 (capped at $100.0 million in the aggregate) depending on whether Endo, Inc.’s EBITDA (earnings before interest, income taxes, depreciation and amortization) exceeds defined baselines. The Pro Forma Financial Statements reflect that the settlement was paid in full on the Effective Date and assume that it is not probable that Endo, Inc. will exceed the defined EBITDA baselines for payment of the contingent consideration in any applicable year and therefore no liability related to the contingent consideration will be recorded.

•

Intercompany Interests – Intercompany interests were either transferred, directly or indirectly, to the applicable purchaser entities, reinstated or deemed automatically cancelled. Subordinated, Recharacterized, or Disallowed Claims (each as defined in the Plan) were cancelled and did not receive any distribution under the Plan. Existing equity interests in subsidiaries and affiliates of the Debtors were cancelled.

•

Existing Equity Interests – On the Effective Date, all issued and outstanding equity interests of Endo International plc that existed as of and immediately before the Effective Date, were cancelled, extinguished, and discharged, subject to applicable law, and each holder thereof did not receive or retain any property under the Plan on account of such existing equity interest.

•

Cure Amounts – Pre-petition liabilities related to executory contracts that were expected to be assumed and assigned to Endo, Inc. were assumed by Endo, Inc. and paid in full in cash subsequent to the Effective Date.

The Plan with respect to the Remaining Debtors following the Effective Date will be implemented by a plan administrator pursuant to a plan administrator agreement. On the Effective Date, an initial funding amount of $38.0 million was funded under the plan administrator agreement, which initial amount may be adjusted as agreed to between the plan administrator and Endo, Inc. Any amounts required beyond the initial amount will be funded by Endo, Inc. and any residual amounts that may remain shall be subject to a reversionary interest to Endo, Inc. Assets and liabilities that were excluded from the purchase and therefore remained in the possession of the Remaining Debtors is subject to ongoing evaluation by Endo, Inc.; as such, the Pro Forma Financial Statements may not reflect all adjustments that may ultimately be necessary to eliminate such assets and liabilities retained by the Remaining Debtors. Additionally, while the Plan contemplates distribution of equity awards by Endo, Inc. under a management incentive plan, any such awards are subject to approval by the Board of Directors of Endo, Inc., which did not occur prior to the Effective Date and has yet to occur; as such, the Pro Forma Financial Statements do not reflect any adjustments related to the granting of these awards.

Fresh Start Accounting

We expect to apply fresh start accounting in accordance with ASC Topic 852, “Reorganizations,” as (i) the holders of existing voting ownership interests of Endo International plc received less than 50% of the voting shares of Endo, Inc. and (ii) the preliminary estimate of the reorganization value of assets immediately prior to confirmation of the Plan is estimated to have been less than the total of all post-petition liabilities and allowed claims.

The application of fresh start accounting requires that reorganization value be assigned to Endo, Inc.’s identified tangible and intangible assets based on their respective fair values, with any excess recorded as goodwill; post-petition liabilities will generally be assumed by Endo, Inc. at their historical carrying values; the Exit Financing Debt liabilities will be measured and recorded by Endo, Inc. at their fair values; and historical accumulated deficit and accumulated other comprehensive loss of Endo International plc will be reset to zero by Endo, Inc. As applicable, Endo International plc’s liabilities subject to compromise and certain other liabilities were satisfied in accordance with the Plan’s terms.

The Plan and the Disclosure Statement do not include an enterprise value or reorganization value, and while various ranges of value have been utilized for different purposes, Endo, Inc. does not believe any one is indicative of the fair value.

In accordance with ASC 852, “Reorganizations,” Endo, Inc. has preliminarily estimated a reorganization value as of the Effective Date of the Plan. Such estimate has not yet been finalized and therefore remains subject to change by Endo, Inc. Reorganization value approximates the fair value of the entity before considering liabilities and approximates the amount a willing buyer would pay for the assets of the entity immediately after the restructuring. Reorganization value is derived from an estimate of enterprise value, which comprises the estimated fair value of Endo, Inc.’s long-term debt and stockholders’ equity.

Endo, Inc. estimated its enterprise value to be approximately $4.6 billion for fresh start accounting purposes. Enterprise value was estimated using an income approach that utilizes a discounted cash flow (DCF) model. The net cash flows were discounted using an after-tax weighted average cost of capital, or WACC, methodology reflecting a rate of return that would be expected by a market participant. The WACC also takes into consideration a company specific risk premium reflecting the risk associated with the financial projections used to estimate future cash flows. The present value of future expected net cash flows projected through 2034 is calculated using an estimated discount rate of 16.5%.

The enterprise value and corresponding equity value are dependent upon achieving the future financial results set forth in our projections. All estimates, assumptions, valuations and financial projections, including the fair value adjustments, the estimated enterprise value and estimated equity value, are inherently subject to uncertainties and the resolution of contingencies beyond our control. Accordingly, there can be no assurance that the estimates, assumptions, valuations and financial projections will be realized, and actual results could vary materially. Moreover, the value of Endo, Inc.’s shares subsequent to the Effective Date may differ materially from the values assumed in the Pro Forma Financial Statements.

Preparation of an actual valuation with assumptions and economic data as of January 1, 2023, could result in an enterprise value that is materially different than such valuation presented in the Pro Forma Financial Statements. The intent of the Pro Forma Financial Statements is to illustrate the effects of the Plan based on the underlying economic factors as of the Effective Date.

A reconciliation of the preliminary estimated enterprise value to the preliminary estimated implied value of Endo, Inc.’s shares of common stock and preliminary estimated reorganization value is set forth below (U.S. dollars in thousands):

Enterprise value	$4,558,000
Less: Fair value of Exit Financing Debt	(2,485,000)
Plus: Other non-operating assets	20,024

Implied value of Endo, Inc.’s common stock	$2,093,024

Enterprise value	$4,558,000
Plus: Other non-operating assets	20,024
Plus: Fair value of non-debt current liabilities	456,182
Plus: Fair value of non-debt non-current liabilities	109,548
Less: Debt issuance costs	(38,337)

Reorganization value of Endo, Inc.’s assets to be assigned	$5,105,417

We preliminarily estimated the fair value of our identified tangible and intangible assets utilizing a combination of the income, market and cost approaches, as described further below.

The income approach was the primary method utilized to estimate our intangible asset values. The intangible asset valuations utilize the forecasts that were relied upon to estimate the enterprise value.

Our inventory, real property and personal property, plant and equipment were valued using a combination of the income, market and cost approaches. The market, or sales comparison, approach is a general way of estimating the value of a business or a tangible or intangible asset using one or more methods that compare the subject to similar investments or assets that have been sold or offered for sale. Sales and offering prices for the comparable investments or assets are adjusted to reflect differences between the investment or asset being valued and the comparable investments or assets, such as historical financial condition and performance, expected economic benefits, time and terms of sale, utility and physical characteristics.

The cost or asset approach may be viewed as a general way of estimating the value of a business, business ownership interest or a tangible or intangible asset by quantifying the amount of money required to replace the investment or asset with another having equivalent utility, sometimes described as future service capability.

ENDO INTERNATIONAL PLC

PRO FORMA UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. dollars in thousands)

	As of March 31, 2024
		Transaction Accounting Adjustments
	Predecessor Historical	Reorganization Adjustments		Fresh Start Adjustments		Successor Pro Forma
ASSETS
CURRENT ASSETS:
Cash and Cash Equivalents	$641,373	(441,373)	(1)	—		$200,000
Restricted cash and cash equivalents	250,476	(160,213)	(2)	—		90,263
Accounts receivable, net	364,081	—		—		364,081
Inventories, net	265,985	—		234,015	(15)	500,000
Prepaid expenses and other current assets	98,230	(4,360)	(3)	—		93,870
Income taxes receivable	8,457	—		—		8,457

Total current assets	1,628,602	(605,946)		234,015		1,256,671

PROPERTY, PLANT AND EQUIPMENT, NET	475,291	—		71,620	(16)	546,911
OPERATING LEASE ASSETS	20,761	—		—		20,761
GOODWILL	1,352,011	—		(1,352,011)	(17)	—
OTHER INTANGIBLES, NET	1,415,208	—		1,307,053	(18)	2,722,261
DEFERRED INCOME TAXES	—	169,830	(4)	(120,925)	(19)	48,905
OTHER ASSETS	57,902	4,620	(5)	447,386	(15)	509,908

TOTAL ASSETS	$4,949,775	$(431,496)		$587,138		$5,105,417

LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$492,812	(52,744)	(6)	—		$440,068
Contingent Consideration	—	10,903	(7)	—		10,903
Current portion of operating lease liabilities	1,021	3,919	(8)	—		4,940
Current portion of long-term debt	—	—		—		—
Income taxes payable	1,715	(1,444)	(4)	—		271

Total current liabilities	495,548	(39,366)		—		456,182

DEFERRED INCOME TAXES	17,707	(17,707)	(4)	21,373	(19)	21,373
LONG-TERM DEBT, LESS CURRENT PORTION, NET	—	2,446,663	(9)	—		2,446,663
OPERATING LEASE LIABILITIES, LESS CURRENT PORTION	3,805	14,849	(8)	—		18,654
OTHER LIABILITIES	84,172	(14,651)	(10)	—		69,521
LIABILITIES SUBJECT TO COMPROMISE	11,103,258	(11,103,258)	(11)	—		—
COMMITMENTS AND CONTINGENCIES						—
SHAREHOLDERS’ (DEFICIT)/EQUITY:
Endo International plc Euro deferred shares	43	(43)	(12)	—		—
Endo International plc ordinary shares	24	(24)	(12)	—		—
Endo, Inc. common stock	—	76	(13)	—		76
Endo International plc additional paid-in capital	8,980,561	(8,980,561)	(12)	—		—
Endo, Inc. additional paid-in capital	—	2,092,948	(13)	—		2,092,948
Endo International plc accumulated deficit	(15,508,657)	15,169,578	(14)	339,079	(20)	—
Endo International plc accumulated other comprehensive loss	(226,686)	—		226,686	(20)	—

Total shareholders’ (deficit)/equity	(6,754,715)	8,281,974		565,765		2,093,024

TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT)/EQUITY	$4,949,775	$(431,496)		$587,138		$5,105,417

See accompanying Notes to the Pro Forma Financial Statements.

ENDO INTERNATIONAL PLC

PRO FORMA UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(U.S. dollars and shares in thousands, except per share data)

	For the year ended December 31, 2023
		Transaction Accounting Adjustments
	Predecessor Historical	Reorganization Adjustments		Fresh Start Adjustments		Successor Pro Forma
TOTAL REVENUES, NET	$2,011,518	—		—		$2,011,518
COSTS AND EXPENSES:
Cost of revenues	946,415	—		249,476	(24)	1,195,891
Selling, general and administrative	567,727	—		—		567,727
Research and development	115,462	—		—		115,462
Litigation-related and other contingencies, net	1,611,090	—		—		1,611,090
Asset impairment charges	503	—		—		503
Acquisition-related and integration items, net	1,972	—		—		1,972
Interest expense, net	—	233,200	(21)	—		233,200
Reorganization items, net	1,169,961	(1,169,961)	(22)	—		—
Other income, net	(9,688)	—		—		(9,688)

(LOSS) INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX	$(2,391,924)	$936,761		$(249,476)		$(1,704,639)
INCOME TAX EXPENSE (BENEFIT)	55,862	217,857	(23)	(58,019)	(25)	215,700

NET (LOSS) INCOME FROM CONTINUING OPERATIONS	$(2,447,786)	$718,904		$(191,457)		$(1,920,339)

NET (LOSS) INCOME PER SHARE FROM CONTINUING OPERATIONS:
Basic and Diluted	$(10.41)				(26)	$(25.14)
WEIGHTED AVERAGE SHARES:
Basic and Diluted	235,219					76,400

See accompanying Notes to the Pro Forma Financial Statements.

ENDO INTERNATIONAL PLC

PRO FORMA UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(U.S. dollars and shares in thousands, except per share data)

	For the three months ended March 31, 2024
		Transaction Accounting Adjustments
	Predecessor Historical	Reorganization Adjustments		Fresh Start Adjustments		Successor Pro Forma
TOTAL REVENUES, NET	$419,507	—		—		$419,507
COSTS AND EXPENSES:
Cost of revenues	199,013	—		64,305	(24)	263,318
Selling, general and administrative	130,068	—		—		130,068
Research and development	25,902	—		—		25,902
Acquired in-process research and development	750	—		—		750
Litigation-related and other contingencies, net	—	—		—		—
Asset impairment charges	304	—		—		304
Acquisition-related and integration items, net	621	—		—		621
Interest expense, net	—	58,150	(21)	—		58,150
Reorganization items, net	203,046	(203,046)	(22)	—		—
Other expense, net	5,755	—		—		5,755

(LOSS) INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX	$(145,952)	$144,896		$(64,305)		$(65,361)
INCOME TAX EXPENSE (BENEFIT)	7,882	33,698	(23)	(14,955)	(25)	26,625

NET (LOSS) INCOME FROM CONTINUING OPERATIONS	$(153,834)	$111,198		$(49,350)		$(91,986)

NET (LOSS) INCOME PER SHARE FROM CONTINUING OPERATIONS:
Basic and Diluted	$(0.65)					$(1.20)	(26)
WEIGHTED AVERAGE SHARES:
Basic and Diluted	235,219					76,400

See accompanying Notes to the Pro Forma Financial Statements.

Pro Forma Adjustments

Unless otherwise indicated, U.S. dollar amounts are stated in thousands.

Pro Forma Adjustments to the Pro Forma Unaudited Condensed Consolidated Balance Sheet

The adjustments included in the unaudited pro forma condensed consolidated balance sheet reflect the effects of the transaction accounting adjustments, including the transactions contemplated by the Plan (reflected in the column “Reorganization Adjustments”) as well as fair value and other required adjustments resulting from the adoption of fresh start accounting (reflected in the column “Fresh Start Adjustments”).

Reorganization Adjustments

(1)	Pro forma changes in cash and cash equivalents include the following:

March 31, 2024
Proceeds from the issuance of Exit Financing Debt (see Note 9 below)	$2,485,000
Proceeds from the First Lien Rights Offering (a)	340,219
Proceeds from the GUC Rights Offering (a)	160,102
Transfers from restricted cash	121,571
Distribution of Exit Financing Debt proceeds to holders of First Lien Claims	(2,485,000)
Payments to fund trusts for settlement of claims	(441,377)
Payment of cash in excess of Exit Cash to holders of First Lien Claims	(129,560)
Payment for settlement of U.S. Government Claims	(200,075)
Payment of professional fees, including success fees	(146,228)
Payment of plan administration fees and expenses related to the wind-down of Remaining Debtors	(38,000)
Payment of Additional Premium	(25,540)
Payment for cure and other amounts related to the assumption of executory contracts	(39,227)
Payment of debt issuance costs associated with Exit Financing Debt	(39,089)
Payment of other costs	(2,769)
Payment to fund other trusts at the Effective Date for settlement of claims classified as restricted cash due to certain reversionary interest rights	(1,400)

Net pro forma change in cash and cash equivalents	$(441,373)

(a)	Excess proceeds of $321 related to the Equity Rights Offering represents rounding of fractional shares issued.

(2)	Pro forma changes in restricted cash and cash equivalents include the following:

March 31, 2024
Transfer of restricted cash to cash related to TLC Agreement	$(85,000)
Payment to fund other trusts at the Effective Date for settlement of claims classified as restricted cash due to certain reversionary interest rights	1,400
Restricted cash of Qualified Settlement Funds, or QSFs, for mesh-related matters classified as liabilities subject to compromise to stay with Remaining Debtors	(40,041)
Release of restricted cash to cash related to professional fee hold-backs	(31,654)
Release of restricted cash of QSFs for mesh-related matters to cash	(4,782)
Transfer of restricted cash to cash for release of utility deposit	(136)

Net pro forma change in restricted cash and cash equivalents	$(160,213)

(3)	Pro forma changes in prepaid expenses and other current assets include the following:

March 31, 2024
Reclassification of prepaid debt issuance costs to capitalized debt issuance costs	$(9,225)
Capitalization of debt issuance costs classified as short-term related to the Super Priority Revolving Credit Facility	1,242
Tax impacts as a result of foreign valuation allowance adjustments based on implementation of the Plan	3,623

Net pro forma change in prepaid expenses and other current assets	$(4,360)

(4)

Reflects the pro forma change in deferred tax assets and liabilities and elimination of a tax receivable as a result of implementation of the Plan. Historically, Endo International plc, an Irish-domiciled entity, was the parent company and the reinvestment analysis was completed from an Irish parent perspective. Endo, Inc. is a U.S.-based parent company and therefore our reinvestment analysis going forward will be completed from a U.S.-based parent perspective. Accordingly, Endo, Inc.’s evaluation and conclusions as to whether some or all of the undistributed earnings of our subsidiaries are indefinitely reinvested may differ from those of Endo International plc and such conclusions may materially impact our results of operations. Endo, Inc. has not made an assertion on permanent reinvestment of our foreign affiliates. For purposes of the Pro Forma Financial Statements, we have assumed that the undistributed earnings of our affiliates in Ireland, India and Canada will be indefinitely reinvested. It is not practicable to estimate the additional income taxes related to indefinitely reinvested earnings or the basis differences related to investment in subsidiaries.

(5)	Pro forma changes in other assets include the following:

March 31, 2024
Write off of directors’ and officers’ insurance policy of Predecessor	$(347)
Capitalization of debt issuance costs classified as long-term related to the Super Priority Revolving Credit Facility	4,967

Net pro forma change in other assets	$4,620

(6)	Pro forma changes in accounts payable and accrued expenses include the following:

March 31, 2024
Accrual for funding of certain trusts for settlements of claims expected to be paid within one year	$1,232
Reinstatement of finance lease liabilities	5,919
Reinstatement of certain contracts	1,173
Payment of other amounts	(12,802)
Payment of professional fees, including hold-backs	(44,497)
Payment of previously accrued debt issuance costs	(3,769)

Net pro forma change in accounts payable and accrued expenses	$(52,744)

(7)	Reflects the reinstatement of contingent consideration liabilities related to executory contracts.

(8)	Reflects the reinstatement of operating lease liabilities.

(9)

Reflects the proceeds from the issuance of the Exit Financing Debt net of original issuance discounts and capitalized debt issuance costs, as set forth below. No borrowings were made under the New Revolving Facility at the Effective Date.

March 31, 2024
Proceeds from issuance of the New Term Facility (net of stated 1% unamortized original issuance discount)	$1,485,000
Proceeds from issuance of the New Senior Secured Notes	1,000,000
Capitalized debt issuance costs for the New Term Facility and New Senior Secured Notes	(38,337)

Net pro forma change in long-term debt	$2,446,663

(10)	Pro forma changes in other liabilities include the following:

March 31, 2024
Reinstatement of finance lease liabilities	$2,391
Accrual for funding of certain trusts for settlements of claims expected to be funded beyond one year	4,190
Liabilities related to the funding of other trusts at the Effective Date for settlement of claims where Endo, Inc. has certain reversionary interest rights	1,400
Settlement of tax liabilities in connection with resolution of the U.S. Government Claims	(22,632)

Net pro forma change in other liabilities	$(14,651)

(11)	Liabilities subject to compromise settled in accordance with the Plan and the resulting gain were determined as follows:

March 31, 2024
Liabilities subject to compromise	$11,103,258
Distribution of Exit Financing Debt proceeds to holders of First Lien Claims	(2,485,000)
Issuance of Endo, Inc. common stock to creditors	(910,029)
Excess implied value of Endo, Inc. common stock ascribed to creditors participating in the First Lien Rights Offering and GUC Rights Offering(a)	(571,466)
Issuance of Endo, Inc. common shares for the First Lien and GUC Backstop Commitments	(111,208)
Payment of cash in excess of Exit Cash to holders of First Lien Claims	(129,560)
Payment for settlement of U.S. Government Claims	(200,075)
Payments to fund trusts for settlement of claims	(442,777)
Reinstatement of liabilities subject to compromise to accrued liabilities(b)	(39,532)
Payment of restricted cash of QSFs for mesh-related matters classified as liabilities subject to compromise	(40,041)
Payment for cure and other amounts related to the assumption of executory contracts	(26,047)
Payment of Additional Premium	(25,540)
Accrual for funding of future payments to certain trusts for settlements of claims	(5,422)

Gain on settlement of liabilities subject to compromise(c)	$6,116,561

(a)

Difference between implied value of Endo, Inc. common stock sold, amounting to $1,071,787, and proceeds received under the terms of the First Lien Rights Offering and GUC Rights Offering, amounting to $500,321.

(b)	Primarily includes lease liabilities, contingent obligations and certain tax liabilities.
(c)	See note (14).

(12)	Reflects the cancellation of Endo International plc’s ordinary shares, Euro deferred shares and additional paid-in capital.

(13)	Reflects the issuance of 76.4 million shares of Endo, Inc. common stock at a par value of $0.001, and additional paid-in capital (in thousands):

March 31, 2024
Issuance of Endo, Inc. common stock, at par, to holders of claims	$33
Issuance of Endo, Inc. common stock, at par, in connection with the First Lien Rights Offering and GUC Rights Offering	39
Issuance of Endo, Inc. common stock, at par, for the First Lien and GUC Backstop Commitments	4

Net pro forma change in Endo, Inc. common stock	$76

March 31, 2024
Issuance of Endo, Inc. common stock to holders of claims	$909,996
Issuance of Endo, Inc. common stock in connection with the First Lien Rights Offering and GUC Rights Offering	1,071,748
Issuance of Endo, Inc. common stock for the First Lien and GUC Backstop Commitments	111,204

Net pro forma change in Endo, Inc. additional paid-in capital	$2,092,948

(14)

The decrease in accumulated deficit resulted from the items in the below table. Items included here are not presented in the Pro Forma Unaudited Condensed Consolidated Statement of Operations as the activity would have been recorded in the Predecessor period and is not applicable in the Successor period.

March 31, 2024
Cancellation of Endo International plc ordinary shares and additional paid-in capital (direct charge to equity)	$8,980,628
Net deferred tax impacts and the elimination of a tax receivable on the effectiveness of the Plan	192,605
Gain on settlement of liabilities subject to compromise	6,116,561
Gain on settlement of U.S. tax liabilities as part of the resolution of U.S. Government Claims	22,632
Professional fees including success fees	(101,732)
Payment of other costs	(2,769)
Write off of Endo International plc directors’ and officers’ insurance policy premium	(347)
Payment for plan administration fees and expenses related to the wind-down of remaining debtor entities	(38,000)

Net pro forma change in accumulated deficit	$15,169,578

Fresh Start Adjustments

(15)

Reflects the preliminary fair value adjustment to inventories due to the adoption of fresh start accounting. Inventory in excess of the amount expected to be sold within one year is classified as noncurrent inventory and is included in other assets in the Pro Forma Unaudited Condensed Consolidated Balance Sheet.

(16)

Reflects the preliminary fair value adjustment to property, plant and equipment, net due to the adoption of fresh start accounting. The following table summarizes the preliminary fair value of property, plant and equipment, net by asset class:

	Amount	Estimated Useful Life
Land and buildings	$120,001	5-50 years
Machinery and equipment	173,866	< 1-12 years
Leasehold improvements	18,559	< 1-6 years
Computer equipment and software	24,523	< 1-5 years
Furniture and fixtures	3,421	< 1-7 years
Assets under construction	206,541	—

Total property, plant and equipment	$546,911

(17)

Reflects the elimination of Predecessor goodwill due to the adoption of fresh start accounting. The preliminary estimated reorganization value has been assigned to the estimated fair value of identifiable tangible and intangible assets with no excess to be recorded as goodwill.

(18)

Reflects the preliminary fair value adjustment to other intangibles, net due to the adoption of fresh start accounting. The following table summarizes the components of the preliminary fair value of identified intangible assets:

	Amount	Average Life
Intangible assets subject to amortization
Marketed products	$2,412,261	9
Intangible assets not subject to amortization
In-process research and development	310,000	Indefinite

Total identified intangible assets	$2,722,261

(19)	Reflects the pro forma adjustment to deferred tax assets and liabilities as a result of the adoption of fresh start accounting.

(20)	Reflects the cumulative impact of fresh start accounting adjustments discussed above and the elimination of Endo International plc accumulated deficit and accumulated other comprehensive loss.

Pro Forma Adjustments to the Pro Forma Unaudited Condensed Consolidated Statements of Operations

The adjustments included in the Unaudited Pro Forma Condensed Consolidated Statements of Operations reflect the effects of the transaction accounting adjustments, including the transactions contemplated by the Plan (reflected in the column “Reorganization Adjustments”) as well as fair value and other required adjustments resulting from the adoption of fresh start accounting (reflected in the column “Fresh Start Adjustments”).

Reorganization Adjustments

(21)

Reflects the adjustment to interest expense as a result of the New Term Facility and New Senior Secured Notes, calculated using the coupon rate of Term SOFR plus 4.50% per annum and 8.500% per annum, respectively. The pro forma adjustments to interest expense are calculated as $58,150 and $233,200 for the three months ended March 31, 2024 and the year ended December 31, 2023, respectively. The increase or decrease of interest rates by 0.125% would impact the interest expense by $0.781 million and $3.125 million positively or negatively for the three months ended March 31, 2024 and the year ended December 31, 2023, respectively.

(22)	Reflects the elimination of reorganization items that were directly attributable to the Chapter 11 restructuring and not applicable to the Successor.

(23)

The income tax impact was calculated by applying the estimated blended statutory tax rate of 23.26% of the respective tax jurisdictions to which each pro forma adjustment relates. The blended tax rates applied take into account the impact of the internal legal entity and asset restructuring executed as part of the Plan.

Fresh Start Adjustments

(24)	Reflects the adjustment to cost of revenues as follows:

	March 31, 2024	December 31, 2023
Impact of fair value adjustment to inventory(a)	$58,354	$234,015
Change in depreciation expense(b)	851	3,364
Change in amortization expense(c)	5,100	12,097

Pro forma adjustment to cost of revenues	$64,305	$249,476

(a)	The adjustment reflects the portion of the fair value increase to inventory which would be expensed during the three months ended March 31, 2024 and the year ended December 31, 2023.

(b)	The adjustment reflects the preliminary estimated increase in fair value and estimated useful lives of real and personal property.
(c)	The adjustment reflects the preliminary estimated increase in fair value and estimated useful lives of identified intangible assets subject to amortization.

(25)

Reflects the pro forma adjustments to tax expense as a result of adopting fresh start accounting. The income tax impact was calculated by applying the estimated blended statutory tax rate of 23.26% of the respective tax jurisdictions to which each pro forma adjustment relates. The blended tax rates applied take into account the impact of the internal legal entity and asset restructuring executed as part of the Plan.

(26)	Represents the pro forma net loss per share calculated using the weighted average Endo, Inc. shares of common stock outstanding, assuming the impacts of the Plan were effective on January 1, 2023.

The following table reflects the impact of the Plan on historical weighted average shares outstanding:

	March 31, 2024	December 31, 2023
	(in thousands)	(in thousands)
Historical weighted average shares outstanding	235,219	235,219
Less: cancellation of Endo International plc ordinary shares	(235,219)	(235,219)
Add: Issuance of Endo, Inc. common stock	76,400	76,400

Weighted average common stock outstanding	76,400	76,400

The following table represents the calculation of pro forma net loss per share:

(in thousands, except per share data)	March 31, 2024	December 31, 2023
Net loss (A)	$(91,986)	$(1,920,339)
Weighted average Endo, Inc. common stock outstanding (B)	76,400	76,400
Net loss per share, basic and diluted (A/B)	$(1.20)	$(25.14)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section presents management’s perspective on the financial condition and results of operations of Endo International plc. The following discussion and analysis is intended to highlight and supplement data and information presented elsewhere in this prospectus, including the audited consolidated financial statements, the unaudited condensed consolidated financial statements and related notes and the sections of this prospectus captioned “Summary Consolidated Financial and Other Data” and “Business,” and should be read in conjunction therewith. In addition to historical financial information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from management’s expectations as a result of many factors, including those discussed under the sections of this prospectus captioned “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements, except as required by law.

Unless otherwise indicated or required by the context, references throughout this section to “Endo International plc,” “we,” “our” or “us” refer to Endo International plc and its subsidiaries. The information in this section does not purport to represent what our financial condition or results of operations would be had the Plan occurred at any prior date, nor does such information purport to project the financial condition or results of operations of Endo, Inc. for any future period. Historically, our business has been operated by Endo International plc, together with its subsidiaries. In connection with the consummation of the Plan, the Debtors sold substantially all of their assets to Endo, Inc. Endo, Inc. was formed on December 5, 2023 and has engaged prior to the Effective Date only in activities in contemplation of the Plan. As of the Effective Date, Endo, Inc. is a holding company and all of its business is conducted through its subsidiaries, and the financial results of such subsidiaries will be consolidated in its financial statements. For more information regarding the Plan, see “The Chapter 11 Restructuring.”

Endo, Inc. will became the successor reporting entity and expects to apply fresh start accounting. The implementation of the Plan and the application of fresh start accounting are expected to result in the carrying amounts and classifications of assets, liabilities and equity of Endo, Inc. being materially different as compared to amounts reported in Endo International plc’s historical consolidated financial statements. Accordingly, the consolidated financial statements of Endo, Inc. will not be comparable to the historical consolidated financial statements of Endo International plc. For additional information, see Note 2, “Bankruptcy Proceedings,” to Endo International plc’s consolidated financial statements, “The Chapter 11 Restructuring” and “Risk Factors—Risks Related to Plan Effectiveness— The final fresh start accounting adjustments may vary significantly from the preliminary fresh start accounting adjustments used to calculate the pro forma financial data that is included in this prospectus, and our consolidated financial statements following the application of fresh start accounting will not be comparable to the historical consolidated financial statements of Endo International plc.”

Executive Summary

This executive summary provides highlights from the results of operations in the three months ended March 31, 2024 and the year ended December 31, 2023 that follow:

•

Total revenues in the three months ended March 31, 2024 were $419.5 million compared to $515.3 million in the three months ended March 31, 2023. This decrease was primarily due to competition in our Generic Pharmaceuticals segment, primarily related to varenicline tablets and dexlansoprazole delayed release capsules, partially offset by increased revenues from lidocaine patch 5%. Total revenues in the year ended December 31, 2023 were $2,011.5 million compared to $2,318.9 million in the year ended December 31, 2022 as competition resulted in revenue decreases in our Sterile Injectables segment, primarily related to VASOSTRICT®, as well as our Generic

Pharmaceuticals segment, primarily related to varenicline tablets and lubiprostone capsules, partially offset by increased revenues from dexlansoprazole delayed release capsules, which launched in November 2022.

•

Gross margin percentage in the three months ended March 31, 2024 decreased to 52.6% from 54.8% in the three months ended March 31, 2023 primarily due to unfavorable changes in product mix, which primarily resulted from decreased varenicline tablet revenues. Gross margin percentage in the year ended December 31, 2023 increased to 53.0% from 52.9% in the year ended December 31, 2022, reflecting decreased costs associated with amortization expense, partially offset by unfavorable changes in product mix resulting primarily from decreased varenicline tablets and VASOSTRICT® revenues.

•

Selling, general and administrative expenses in the three months ended March 31, 2024 decreased to $130.1 million from $150.8 million in the three months ended March 31, 2023 primarily due to decreased costs associated with net employee separation, continuity and other benefit-related charges. Selling, general and administrative expenses in the year ended December 31, 2023 decreased to $567.7 million from $777.2 million in the year ended December 31, 2022 primarily due to decreased costs associated with certain litigation matters as a result of the automatic stay under the Bankruptcy Code and restructuring and/or other cost reduction initiatives. In addition, costs associated with certain strategic review initiatives, including costs incurred in connection with the bankruptcy proceedings, are included in Selling, general and administrative expenses until the Petition Date. Following the Petition Date, such costs are required to be presented separately within Reorganization items, net to the extent such costs are incurred directly as a result of Endo International plc’s bankruptcy proceedings.

•

Asset impairment charges in the three months ended March 31, 2024 increased to $0.3 million from $0.15 million in the three months ended March 31, 2023. Asset impairment charges in the year ended December 31, 2023 decreased to $0.5 million from $2,142.7 million in the year ended December 31, 2022.

•

We reported Loss from continuing operations of $153.8 million in the three months ended March 31, 2024 compared to Loss from continuing operations of $2.8 million in the three months ended March 31, 2023. We reported Loss from continuing operations of $2,447.8 million in the year ended December 31, 2023 compared to Loss from continuing operations of $2,909.6 million in the year ended December 31, 2022.

Additionally, the following summary highlights certain recent developments that have resulted in and/or could in the future result in fluctuations in our results of operations and/or changes in our liquidity and capital resources:

•

From 2019 until the end of the public health emergency in May 2023, the effects of COVID-19 have had direct and indirect impacts on our consolidated results. These impacts on our consolidated results and the results of our business segments to date may not be directly comparable to any historical period and are not necessarily indicative of its impact on our results for any future periods.

•

In November 2021, we entered into a cooperative agreement, referred to herein as the U.S. Government Agreement, with the U.S. government to expand our Sterile Injectables segment’s fill-finish manufacturing production capacity and capabilities at our Rochester, Michigan plant to support the U.S. government’s national defense efforts regarding production of critical medicines advancing pandemic preparation. For further discussion, refer to Note 16, “Commitments and Contingencies,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus.

•

During the first quarter of 2022, multiple competitive generic alternatives to VASOSTRICT® were launched, beginning with a generic that was launched at risk and began shipping toward the end of January 2022. Since then, additional competitive alternatives entered the market, including authorized generics. These launches began to significantly impact both the market share and product price of Endo International plc toward the middle of the first quarter of 2022, and the effects of competition have since increased. Additionally, beginning late in the first quarter of 2022, COVID-19-related hospital utilization levels began to decline, resulting in significantly decreased market volumes for both branded and competing generic alternatives to VASOSTRICT®.

•

In February 2022, we launched VASOSTRICT® in a ready-to-use, or RTU, bottle, representing the first and only RTU formulation of the drug. The bottle formulation now represents a meaningful portion of the overall vasopressin market. Nevertheless, the factors described in the preceding bullet point could have a material adverse effect on our business, financial condition, results of operations and cash flows.

•

In April 2022, we communicated the initiation of certain actions to streamline and simplify certain functions, including our commercial organization, to increase our overall organizational effectiveness and better align with current and future needs. In December 2022, we announced we would be taking certain additional actions to cease the production and sale of QWO® in light of market concerns about the extent and variability of bruising following initial treatment as well as the potential for prolonged skin discoloration. These actions, which are collectively referred to herein as the 2022 Restructuring Initiative, were initiated with the expectation of, among other things, generating cost savings, with a portion to be reinvested to support our key strategic priority to expand and enhance our product portfolio. For further discussion of these actions, including a discussion of amounts recognized and information about any expected future charges, see Note 5, “Restructuring,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus.

•

In May 2022, we announced that we had entered into an agreement, also referred to herein as the 2022 Nevakar Agreement, to acquire six development-stage RTU injectable product candidates from Nevakar Injectables, Inc., a subsidiary of Nevakar, Inc., for an upfront cash payment of $35.0 million, which was recorded as an Acquired in-process research and development charge in the consolidated statements of operations in the second quarter of 2022. For further discussion of this agreement, as well as a discussion of subsequent legal proceedings with Nevakar that affected both this agreement and a prior 2018 agreement with Nevakar, see Note 12, “License, Collaboration and Asset Acquisition Agreements,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus.

•

In June 2022, we announced that we had entered into an agreement, also referred to herein as the TLC Agreement, with Taiwan Liposome Company, Ltd., or TLC, to commercialize TLC599. TLC599 is an injectable compound in Phase 3 development for the treatment of osteoarthritis knee pain. During the second quarter of 2022, we made an upfront cash payment of $30.0 million to TLC, which was recorded as an Acquired in-process research and development charge in the consolidated statements of operations in the second quarter of 2022. For further discussion of this agreement, see Note 12, “License, Collaboration and Asset Acquisition Agreements,” in the audited consolidated financial statements of Endo International plc and Note 10, “License, Collaboration and Asset Acquisition Agreements,” in the unaudited condensed consolidated financial statements of Endo International plc included elsewhere in this prospectus.

•

Beginning in June 2022, we elected to enter certain 30-day grace periods related to senior notes interest payments that were originally due to be paid between June 30, 2022 and August 1, 2022. Certain of these payments were subsequently paid prior to the expiration of the applicable grace periods; others were not. See Note 1, “Description of Business,” and Note 15, “Debt,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus.

•

On the Petition Date, certain of the Debtors filed voluntary petitions for relief under the Bankruptcy Code, which constituted an event of default that accelerated our obligations under substantially all of our then-outstanding debt instruments. Section 362 of the Bankruptcy Code stayed creditors from taking any action to enforce the related financial obligations and creditors’ rights of enforcement in respect of the debt instruments were subject to the applicable provisions of the Bankruptcy Code until consummation of the Plan on the Effective Date.

•

During the year ended December 31, 2023, multiple competitors launched alternative generic versions of varenicline tablets. These launches began to impact both the market share and product price of Endo International plc toward the middle of the first quarter of 2023, and the effects of additional subsequent competition has accelerated both price and volume erosion within the overall market. The effects of competition are likely to increase in future periods, impacting our Generic Pharmaceuticals segment.

•

In September 2020, we entered into a manufacturing and services agreement with Novavax, Inc., referred to herein as Novavax, pursuant to which we would provide fill-finish manufacturing services at its plant in Rochester, Michigan for Novavax’s COVID-19 vaccine candidate. In April 2023, we executed, and the Bankruptcy Court approved a Settlement Agreement and Release of Claims with Novavax, referred to herein as the Novavax Settlement Agreement, to resolve a dispute under the manufacturing and services agreement. In connection with the effective date of the Novavax Settlement Agreement, Novavax paid cash and transferred certain other non-cash consideration, with a total value of $33.0 million, which was recorded as revenue in the consolidated statements of operations in the second quarter of 2023 and is reflected in our Sterile Injectables segment.

•

In addition to our other legal proceedings, we, along with others, were the subject of various legal proceedings regarding the sale, marketing and/or distribution of prescription opioid medications, which are further discussed herein. Notwithstanding the relief provided upon consummation of the Plan, it is possible that our legal proceedings, including those relating to opioid claims, could have a material adverse effect on our business, financial condition, results of operations and cash flows, including in the short term. Quarterly results reflect our best estimate of the allowed claims related to the contingencies associated with various opioid claims against us and our subsidiaries for the periods covered. In April 2024, on the Effective Date, all such cases against the Debtors were discharged and channeled to the applicable trusts in accordance with the Plan. For further discussion, refer to Note 1, “Basis of Presentation,” Note 2, “Bankruptcy Proceedings,” and Note 14, “Commitments and Contingencies,” in the unaudited condensed consolidated financial statements of Endo International plc included elsewhere in this prospectus, as well as the section titled “Risk Factors.”

Critical Accounting Estimates

The preparation of our audited consolidated financial statements and unaudited condensed consolidated financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts and disclosures in Endo International plc’s consolidated financial statements, including the notes thereto, and elsewhere in this prospectus. For example, we are required to make significant estimates and assumptions related to revenue recognition, including sales deductions, long-lived assets, goodwill, other intangible assets, income taxes, contingencies, financial instruments, share-based compensation, estimated allowed claim amounts, liabilities subject to compromise and reorganization items, net, among others. Some of these estimates can be subjective and complex. Uncertainties related to the magnitude and duration of potential public health crises, like the recent COVID-19 pandemic, and epidemics, the extent to which it may impact our estimated future financial results, worldwide macroeconomic conditions including interest rates, employment rates, consumer spending and health insurance coverage, among others, have increased the complexity of developing these estimates, including the allowance for expected credit losses and the carrying amounts of long-lived assets, goodwill and other intangible assets. Additionally, upon consummation of the Plan, we sold or otherwise disposed of or liquidated assets and settled liabilities for amounts other than those reflected in the accompanying audited consolidated financial statements. See “The Chapter 11 Restructuring.” The possibility or occurrence of any such actions could materially impact the amounts and classifications of such assets and liabilities reported in our consolidated balance sheets. Furthermore, the consummation of the Plan resulted in significant changes to our business, which could ultimately result in, among other things, asset impairment charges that may be material. Although we believe that our estimates and assumptions are reasonable, there may be other reasonable estimates or assumptions that differ significantly from ours. Further, our estimates and assumptions are based upon information available at the time they were made. Actual results may differ significantly from our estimates, including as a result of the uncertainties described in this prospectus or other uncertainties.

Accordingly, in order to understand the audited consolidated financial statements and unaudited condensed consolidated financial statements, it is important to understand our critical accounting estimates. We consider an accounting estimate to be critical if both: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition, results of operations or cash flows. Our most critical accounting estimates are described below.

Revenue recognition

With respect to contracts with commercial substance that establish payment terms and each party’s rights regarding goods or services to be transferred, we recognize revenue when (or as) we satisfy our performance obligations for such contracts by transferring control of the underlying promised goods or services to our customers, to the extent collection of substantially all of the related consideration is probable. The amount of revenue we recognize reflects our estimate of the consideration we expect to be entitled to receive, subject to certain constraints, in exchange for such goods or services. This amount is referred to as the transaction price.

Our revenue consists almost entirely of sales of our products to customers, whereby we ship products to a customer pursuant to a purchase order. For contracts such as these, revenue is recognized when our contractual performance obligations have been fulfilled and control has been transferred to the customer pursuant to the contract’s terms, which is generally upon delivery to the customer. The amount of revenue we recognize is equal to the fixed amount of the transaction price, adjusted for our estimates of a number of significant variable components including, but not limited to, estimates for chargebacks, rebates, sales incentives and allowances, distribution service agreements, or DSAs, and other fees for services, returns and allowances, which we collectively refer to as sales deductions.

We utilize the expected value method when estimating the amount of variable consideration to include in the transaction price with respect to each of the foregoing variable components and the most likely amount method when estimating the amount of variable consideration to include in the transaction price with respect to future potential milestone payments that do not qualify for the sales- and usage-based royalty exception. Variable consideration is included in the transaction price only to the extent it is probable that a significant revenue reversal will not occur when the uncertainty associated with the variable consideration is resolved. The variable component of the transaction price is estimated based on factors such as our direct and indirect customers’ buying patterns and the estimated resulting contractual deduction rates, historical experience, specific known market events and estimated future trends, current contractual and statutory requirements, industry data, estimated customer inventory levels, current contract sales terms with our direct and indirect customers and other competitive factors. We subsequently review our estimates for sales deductions based on new or revised information that becomes available to us and make revisions to our estimates if and when appropriate. See “—Sales deductions.”

We believe that speculative buying of product, particularly in anticipation of possible price increases, has been the historical practice of certain of our customers. The timing of purchasing decisions made by wholesaler and large retail chain customers can materially affect the level of our sales in any particular period. Accordingly, our sales may not correlate to the number of prescriptions written for our products based on external third-party data.

We have entered into DSAs with certain of our significant wholesaler customers that obligate the wholesalers, in exchange for fees paid by us, to: (i) manage the variability of their purchases and inventory levels within specified limits based on product demand and (ii) provide us with specific services, including the provision of periodic retail demand information and current inventory levels for our pharmaceutical products held at their warehouse locations.

Sales deductions

As described above, the amount of revenue we recognize is equal to the fixed amount of the transaction price, adjusted for our estimates of variable consideration, including sales deductions. If the assumptions we use to calculate our estimates for sales deductions do not appropriately reflect future activity, our financial condition, results of operations and cash flows could be materially impacted. The following table presents the activity and ending balances, excluding Discontinued operations, for our product sales provisions for the years ended December 31, 2023, 2022 and 2021 (in thousands of U.S. dollars):

	Returns and Allowances	Rebates	Chargebacks	Other Sales Deductions	Total
Balance, December 31, 2020	$207,916	$179,445	$190,528	$27,726	$605,615
Current year provision	81,944	619,279	2,265,277	126,080	3,092,580
Prior year provision	(16,313)	(6,481)	(153)	(911)	(23,858)
Payments or credits	(90,431)	(595,775)	(2,270,469)	(128,939)	(3,085,614)
Balance, December 31, 2021	$183,116	$196,468	$185,183	$23,956	$588,723
Current year provision	77,698	634,439	2,229,131	137,758	3,079,026
Prior year provision	(5,614)	(5,031)	(965)	(272)	(11,882)
Payments or credits	(88,034)	(612,600)	(2,238,647)	(116,429)	(3,055,710)

Balance, December 31, 2022	$167,166	$213,276	$174,702	$45,013	$600,157

Current year provision	44,494	453,493	1,982,715	151,587	2,632,289
Prior year provision	(8,395)	(9,262)	100	(2,707)	(20,264)
Payments or credits	(76,912)	(523,336)	(2,016,436)	(161,546)	(2,778,230)

Balance, December 31, 2023	$126,353	$134,171	$141,081	$32,347	$433,952

Returns and Allowances

Consistent with industry practice, we maintain a return policy that allows our customers to return products within a specified period of time both subsequent to and, in certain cases, prior to the products’ expiration dates. Our return policy generally allows customers to receive credit for expired products within six months prior to expiration and within between six months and one year after expiration. Our provision for returns and allowances consists of our estimates for future product returns, pricing adjustments and delivery errors. The primary factors we consider in estimating our potential product returns include:

•	the shelf life or expiration date of each product;

•	historical levels of expired product returns;

•	external data with respect to inventory levels in the wholesale distribution channel;

•	external data with respect to prescription demand for our products; and

•	the estimated returns liability to be processed by year of sale based on analysis of lot information related to actual historical returns.

In determining our estimates for returns and allowances, we are required to make certain assumptions regarding the timing of the introduction of new products and the potential of these products to capture market share. In addition, we make certain assumptions with respect to the extent and pattern of decline associated with generic competition. To make these assessments, we utilize market data for similar products as analogs for our estimations. We use our best judgment to formulate these assumptions based on past experience and information available to us at the time. We continually reassess and make appropriate changes to our estimates and assumptions as new information becomes available to us.

Our estimate for returns and allowances may be impacted by a number of factors, but the principal factor relates to the level of inventory in the distribution channel. Where available, we utilize information received from our wholesaler customers about the quantities of inventory held, including the information received pursuant to DSAs, which we have not independently verified. For other customers, we have estimated inventory held based on buying patterns. In addition, we evaluate market conditions for products primarily through the analysis of wholesaler and other third-party sell-through data, as well as internally-generated information, to assess factors that could impact expected product demand at the estimate date. As of March 31, 2024, we believe that our estimates of the level of inventory held by our customers is within a reasonable range as compared to both historical amounts and expected demand for each respective product.

When we are aware of an increase in the level of inventory of our products in the distribution channel, we consider the reasons for the increase to determine whether we believe the increase is temporary or other-than-temporary. Increases in inventory levels assessed as temporary will not result in an adjustment to our provision for returns and allowances. Some of the factors that may be an indication that an increase in inventory levels will be temporary include:

•	recently implemented or announced price increases for our products; and

•	new product launches or expanded indications for our existing products.

Conversely, other-than-temporary increases in inventory levels may be an indication that future product returns could be higher than originally anticipated and, accordingly, we may need to adjust our provision for returns and allowances. Some of the factors that may be an indication that an increase in inventory levels will be other-than-temporary include:

•	declining sales trends based on prescription demand;

•	recent regulatory approvals to shorten the shelf life of our products, which could result in a period of higher returns related to older product still in the distribution channel;

•	introduction of generic, OTC or other competing products;

•	increasing price competition from competitors; and

•

changes to the National Drug Codes, or NDCs, of our products, which could result in a period of higher returns related to product with the old NDC, as our customers generally permit only one NDC per product for identification and tracking within their inventory systems.

Rebates

Our provision for rebates, sales incentives and other allowances can generally be categorized into the following four types:

•	direct rebates;

•	indirect rebates;

•	governmental rebates, including those for Medicaid, Medicare and TRICARE, among others; and

•	managed-care rebates.

We establish contracts with wholesalers, chain stores and indirect customers that provide for rebates, sales incentives, DSA fees and other allowances. Some customers receive rebates upon attaining established sales volumes. Direct rebates are generally rebates paid to direct purchasing customers based on a percentage applied to a direct customer’s purchases from us, including fees paid to wholesalers under our DSAs, as described above. Indirect rebates are rebates paid to indirect customers that have purchased our products from a wholesaler or distributor under a contract with us.

We are subject to rebates on sales made under governmental and managed-care pricing programs based on relevant statutes with respect to governmental pricing programs and contractual sales terms with respect to managed-care providers and national group purchasing organizations, or GPOs. For example, we are required to provide a discount on certain of our products to patients who fall within the Medicare Part D coverage gap, also referred to as the donut hole.

We participate in various federal and state government-managed programs whereby discounts and rebates are provided to participating government entities. For example, Medicaid rebates are amounts owed based upon contractual agreements or legal requirements with public sector (Medicaid) benefit providers after the final dispensing of the product by a pharmacy to a benefit plan participant. Medicaid reserves are based on expected payments, which are driven by patient usage, contract performance and field inventory that will be subject to a Medicaid rebate. Medicaid rebates are typically billed up to 180 days after the product is shipped, but can be as much as 270 days after the quarter in which the product is dispensed to the Medicaid participant. Periodically, we adjust the Medicaid rebate provision based on actual claims paid. Due to the delay in billing, adjustments to actual claims paid may incorporate revisions of this provision for several periods. Because Medicaid pricing programs involve particularly difficult interpretations of complex statutes and regulatory guidance, our estimates could differ from actual experience.

In determining our estimates for rebates, we consider the terms of our contracts and relevant statutes, together with information about sales mix (to determine which sales are subject to rebates and the amount of such rebates), historical relationships of rebates to revenues, past payment experience, estimated inventory levels of our customers and estimated future trends. Our provisions for rebates include estimates for both unbilled claims for end-customer sales that have already occurred and future claims that will be made when inventory in the distribution channel is sold through to end-customer plan participants. Changes in the level of utilization of our products through private or public benefit plans and GPOs will affect the amount of rebates that we owe.

Chargebacks

We market and sell products to both: (i) direct customers including wholesalers, distributors, warehousing pharmacy chains and other direct purchasing entities and (ii) indirect customers including independent pharmacies, non-warehousing chains, MCOs, GPOs, hospitals and other healthcare institutions and government entities. We enter into agreements with certain of our indirect customers to establish contract pricing for certain products. These indirect customers then independently select a wholesaler from which to purchase the products at these contracted prices. Alternatively, we may pre-authorize wholesalers to offer specified contract pricing to other indirect customers. Under either arrangement, we provide credit to the wholesaler for any difference between the contracted price with the indirect customer and the wholesaler’s invoice price. Such credit is called a chargeback.

Our provision for chargebacks consists of our estimates for the credits described above. The primary factors we consider in developing and evaluating our provision for chargebacks include:

•	the average historical chargeback credits;

•	estimated future sales trends; and

•	an estimate of the inventory held by our wholesalers, based on internal analysis of a wholesaler’s historical purchases and contract sales.

Other sales deductions

We offer prompt-pay cash discounts to certain of our customers. Provisions for such discounts are estimated and recorded at the time of sale. We estimate provisions for cash discounts based on contractual sales terms with customers, an analysis of unpaid invoices and historical payment experience. Estimated cash discounts have historically been predictable and less subjective due to the limited number of assumptions involved, the consistency of historical experience and the fact that we generally settle these amounts upon receipt of payment by the customer.

Shelf-stock adjustments are credits issued to our customers to reflect decreases in the selling prices of our products. These credits are customary in the industry and are intended to reduce a customer’s inventory cost to better reflect current market prices. The primary factors we consider when deciding whether to record a reserve for a shelf-stock adjustment include:

•	the estimated number of competing products being launched as well as the expected launch date, which we determine based on market intelligence;

•	the estimated decline in the market price of our product, which we determine based on historical experience and customer input; and

•	the estimated levels of inventory held by our customers at the time of the anticipated decrease in market price, which we determine based upon historical experience and customer input.

Valuation of long-lived assets

As of March 31, 2024 and December 31, 2023, our combined long-lived assets balance, including property, plant and equipment and finite-lived intangible assets, was approximately $1.9 billion and $2.0 billion, respectively. Our finite-lived intangible assets consist of license rights and developed technology.

Long-lived assets are generally initially recorded at fair value if acquired in a business combination, or at cost if otherwise. To the extent any such asset is deemed to have a finite life and to be held and used, it is amortized over its estimated useful life using either the straight-line method or, in the case of certain developed technology assets, an accelerated amortization model. The values of these various assets are subject to continuing scientific, medical and marketplace uncertainty. Factors giving rise to our initial estimate of useful lives are subject to change. Significant changes to any of these factors may result in adjustments to the useful life of the asset and an acceleration of related amortization expense, which could cause our net income and net income per share to decrease. Amortization expense is not recorded on assets held for sale.

Long-lived assets are assessed for impairment whenever events or changes in circumstances indicate the assets may not be recoverable. Recoverability of an asset that will continue to be used in our operations is measured by comparing the carrying amount of the asset to the forecasted undiscounted future cash flows related to the asset. In the event the carrying amount of the asset exceeds its undiscounted future cash flows and the carrying amount is not considered recoverable, impairment may exist. An impairment loss, if any, is measured as the excess of the asset’s carrying amount over its fair value, generally based on a discounted future cash flow method, independent appraisals or offers from prospective buyers. An impairment loss would be recognized in the consolidated statements of operations in the period that the impairment occurs.

In the case of long-lived assets to be disposed of by sale or otherwise, including assets held for sale, the assets and the associated liabilities to be disposed of together as a group in a single transaction, also referred to herein as the disposal group, are measured at the lower of their carrying amount or fair value less cost to sell. Prior to disposal, losses are recognized for any initial or subsequent write-down to fair value less cost to sell, while gains are recognized for any subsequent increase in fair value less cost to sell, but not in excess of any cumulative losses previously recognized. Any gains or losses not previously recognized that result from the sale of a disposal group shall be recognized at the date of sale.

As a result of the significance of our long-lived assets, any recognized losses could have a material adverse impact on our financial condition and results of operations.

Our reviews of long-lived assets during the two years ended December 31, 2023 resulted in certain impairment charges. The majority of these charges related to finite-lived intangible assets and certain assets associated with disposal groups, which are further described in Note 11, “Goodwill and Other Intangibles,” and Note 4, “Discontinued Operations and Asset Sales,” respectively, in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus. Our impairment charges relating to long-lived assets were generally based on fair value estimates determined using discounted cash flow models or, in the case of disposal groups, a market approach. When testing a long-lived asset using a discounted cash flow model, we utilize assumptions related to the future operating performance of the corresponding product based on management’s annual and ongoing budgeting, forecasting and planning processes, which represent our best estimate of future cash flows. These estimates are subject to many assumptions, such as the economic environment in which we operate, demand for our products, competitor actions and factors which could affect our tax rate. Estimated future pre-tax cash flows are adjusted for taxes using a market participant tax rate and discounted to present value using a market participant weighted average cost of capital. Financial and credit market volatility directly impacts certain inputs and assumptions used to develop the weighted average cost of capital such as the risk-free interest rate, industry beta, debt interest rate and certain capital structure considerations. These assumptions are based on significant inputs and judgments not observable in the market, and thus represent Level 3 measurements within the fair value hierarchy. The use of different inputs and assumptions would increase or decrease our estimated discounted future cash flows, the resulting estimated fair values and the amounts of our related impairments, if any. There were no intangible long-lived assets impaired in the year ended December 31, 2023 or the three months ended March 31, 2024. The discount rates applied to intangible long-lived assets impaired in 2022 ranged from 9.5% to 12.0%.

Events giving rise to impairment are an inherent risk in the pharmaceutical industry and cannot be predicted with certainty. Factors that we consider in deciding when to perform an impairment review include significant under-performance of a product line in relation to expectations, competitive events affecting the expected future performance of a product line, significant negative industry or economic trends and significant changes or planned changes in our use of the assets.

Each category of long-lived intangible assets is described further below.

Developed Technology. Our developed technology assets subject to amortization have useful lives ranging from six years to 16 years, with a weighted average useful life of approximately 12 years. We determine amortization periods and methods of amortization for developed technology assets based on our assessment of various factors impacting estimated useful lives and the timing and extent of estimated cash flows of the acquired assets, including the strength of the intellectual property protection of the product (if applicable), contractual terms and various other competitive and regulatory issues.

License Rights. Our license rights subject to amortization have useful lives ranging from seven years to 15 years, with a weighted average useful life of approximately 14 years. We determine amortization periods for licenses based on our assessment of various factors including the expected launch date of the product, the strength of the intellectual property protection of the product (if applicable), contractual terms and various other competitive, developmental and regulatory issues.

As of March 31, 2024 and December 31, 2023, the carrying amount of our intangible assets associated with developed technology and license rights totaled approximately $1.4 billion and $1.5 billion, respectively. The valuation of identified tangible and intangible assets in connection with the application of fresh start accounting is ongoing. Based on the progress to date, we anticipate recognizing significant amounts of intangible assets as a result of the consummation of the Plan and the expected application of fresh start accounting. As a result, if the assumptions used in our impairment tests change, it is possible that material impairment charges could be recorded in future periods.

Goodwill and indefinite-lived intangible assets

As of both March 31, 2024 and December 31, 2023, our goodwill balance was approximately $1.4 billion and we had no indefinite-lived intangible assets.

Goodwill and, if applicable, indefinite-lived intangible assets are tested for impairment annually, as of October 1, and when events or changes in circumstances indicate that the asset might be impaired.

We perform the goodwill impairment test by estimating the fair value of the reporting units using an income approach that utilizes a discounted cash flow model or, where appropriate, a market approach. Any goodwill impairment charge we recognize for a reporting unit is equal to the lesser of: (i) the total goodwill allocated to that reporting unit and (ii) the amount by which that reporting unit’s carrying amount exceeds its fair value.

Similarly, if applicable, we perform our indefinite-lived intangible asset impairment tests by comparing the fair value of each intangible asset with its carrying amount. We estimate the fair values of our indefinite-lived intangible assets using an income approach that utilizes a discounted cash flow model. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The discounted cash flow models reflect our estimates of future cash flows and other factors including estimates of: (i) future operating performance, including future sales, long-term growth rates, gross margins, operating expenses, discount rates and the probability of achieving the estimated cash flows, and (ii) future economic conditions, all of which may differ from actual future cash flows.

Assumptions related to future operating performance are based on management’s annual and ongoing budgeting, forecasting and planning processes, which represent our best estimate of future cash flows. These estimates are subject to many assumptions, such as the economic environment in which we operate, demand for our products, competitor actions and factors which could affect our tax rate. Estimated future pre-tax cash flows are adjusted for taxes using a market participant tax rate and discounted to present value using a market participant weighted average cost of capital. Financial and credit market volatility directly impacts certain inputs and assumptions used to develop the weighted average cost of capital such as the risk-free interest rate, industry beta, debt interest rate and certain capital structure considerations. Where appropriate, the weighted average cost of capital may also incorporate certain risk premiums, such as a company-specific risk premium, or CSRP, which represents the incremental return that investors may require to compensate for the risks, uncertainties and variability in our estimated future cash flows. These assumptions are based on significant inputs and judgments not observable in the market, and thus represent Level 3 measurements within the fair value hierarchy. The use of different inputs and assumptions would increase or decrease our estimated discounted future cash flows, the resulting estimated fair values and the amounts of our related impairments, if any.

In order to assess the reasonableness of the calculated fair values of our reporting units, we also compare the sum of the reporting units’ fair values to the market capitalization of Endo International plc, together with the aggregate estimated fair value of its debt, and/or other observable data points for Endo International plc, such as various preliminary indications of value ranges within documents filed with the Bankruptcy Court (as further described in Note 2, “Bankruptcy Proceedings,” in the consolidated financial statements of Endo International plc included elsewhere in this prospectus). We use this comparison to calculate an implied control premium (the excess sum of the reporting units’ fair values over the market capitalization of Endo International plc, together with the aggregate estimated fair value of its debt, and/or observable bids) or an implied control discount (the excess of market capitalization of Endo International plc, together with the aggregate estimated fair value of its debt, and/or observable bids over the sum of the reporting units’ fair values). Endo International plc evaluates the implied control premium or discount by comparing it to control premiums or discounts of recent comparable market transactions, as applicable. If the control premium or discount is not reasonable in light of comparable recent transactions, or recent movements in the share price of Endo International plc and/or the aggregate estimated fair value of its debt, Endo International plc’s management reevaluates the fair value estimates of the reporting units to determine whether it is appropriate to adjust discount rates and/or other assumptions. This re-evaluation could correlate to different implied fair values for certain or all of the reporting units of Endo International plc.

As further described in Note 11, “Goodwill and Other Intangibles,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus, Endo International plc performed its annual impairment tests as of October 1, 2023 and October 1, 2022. For the purposes of both the 2023 and 2022 annual tests, Endo International plc had two reporting units with goodwill: Branded Pharmaceuticals and Sterile Injectables; Endo International plc did not have any indefinite-lived intangible assets.

The discount rate used in the October 1, 2023 goodwill tests for the Branded Pharmaceuticals and Sterile Injectables reporting units was 14.5%, compared to 15.0% and 19.5%, respectively, used in the October 1, 2022 goodwill tests. We believe this discount rate and the other inputs and assumptions used to estimate fair value were consistent with those that a market participant would have used in light of the degree of risk associated with the most recent estimated future cash flows used in this impairment test as compared to the October 1, 2022 tests.

No interim impairment tests were performed or charges recorded for our Branded Pharmaceuticals or Sterile Injectables reporting units during an interim period in 2023 or in the first quarter of 2024.

We completed our 2023 annual goodwill impairment tests on October 1, 2023; no impairments were recorded in connection with these tests. A 50 basis point increase in the assumed discount rate utilized in the Sterile Injectables or Branded Pharmaceuticals tests would not have changed the outcome.

The discount rates used in the October 1, 2022 goodwill tests were 15.0% and 19.5% for the Branded Pharmaceuticals and Sterile Injectables reporting units, respectively, compared to: (i) 15.0% and 19.5%, respectively, used in the interim goodwill tests performed in the third quarter of 2022; (ii) 13.5% and 18.5%, respectively, used in the interim goodwill tests performed in the second quarter of 2022; and (iii) 14.5% and 11.0%, respectively, used in the October 1, 2021 goodwill tests. The discount rates used in these 2022 goodwill tests reflect certain increases in the CSRP compared to the October 1, 2021 tests, representing increased risks and uncertainties in the underlying cash flows, including those related to: (i) our ability to identify, develop and launch new product candidates, particularly in our Sterile Injectables reporting unit; and (ii) risks and uncertainties associated with the bankruptcy proceedings. We believe the discount rates and other inputs and assumptions used in these various tests were consistent with those that a market participant would have used.

We recorded goodwill impairment charges of $1,748.0 million and $97.0 million, respectively, in connection with our second- and third-quarter 2022 interim impairment tests of our Sterile Injectables reporting unit. No impairment charges were recorded for our Branded Pharmaceuticals reporting unit as a result of these tests.

We completed our 2022 annual goodwill impairment tests on October 1, 2022; no additional impairments were recorded in connection with these tests. A 50 basis point increase in the assumed discount rate utilized in the Branded Pharmaceuticals test would not have changed the outcome of that test; however, a 50 basis point increase in the assumed discount rate utilized in the Sterile Injectables test would have resulted in a goodwill impairment charge for this reporting unit of approximately $45.0 million.

We performed an additional interim goodwill impairment test for our Sterile Injectables reporting unit as of December 31, 2022 based, in part, on updates made to our estimates of future cash flows following the completion of our annual enterprise-wide long-term strategic planning process beginning in late fourth-quarter 2022 and concluding in February 2023, which is further described in Note 9, “Goodwill and Other Intangibles,” in the audited consolidated financial statements included elsewhere in this prospectus. The discount rate used in this test was 14.5%. We believe this discount rate and the other inputs and assumptions used to estimate fair value were consistent with those that a market participant would have used in light of the degree of risk associated with the updated estimated future cash flows used in this impairment test as compared to the October 1, 2022 tests. As a result of the December 31, 2022 test, we determined that there was no impairment of goodwill. A 50 basis point increase in the assumed discount rate utilized in this test would have resulted in a goodwill impairment charge for this reporting unit of approximately $15.0 million.

Additional information about our impairment tests is provided in Note 11, “Goodwill and Other Intangibles,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus.

As of March 31, 2024 and December 31, 2023, our Branded Pharmaceuticals and Sterile Injectables reporting units had remaining goodwill of approximately $828.8 million and $523.2 million, respectively. As a result, if the assumptions used in our impairment tests change, it is possible that additional impairment charges could be recorded in future periods and that these charges could be material.

Further, as of March 31, 2024 and December 31, 2023, goodwill and other intangibles comprised approximately 56% and 55%, respectively, of our total assets. The valuation of identified tangible and intangible assets in connection with the application of fresh start accounting is ongoing. Based on the progress to date, we anticipate recognizing significant amounts of intangible assets as a result of the consummation of the Plan and the expected application of fresh start accounting. It is also possible that we may recognize some amount of goodwill, which is measured as the excess of the reorganization value over the fair value of identified tangible and intangible assets, which could be material. See “Unaudited Pro Forma Consolidated Financial Information.”

Each of our reporting units is subject to various risks and uncertainties, including those described above and in Note 11, “Goodwill and Other Intangibles,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus. If actual results for our reporting units differ from our expectations, as a result of these or other risks and uncertainties, and/or if we make related changes to our assumptions for these reporting units, the estimated future revenues and cash flows could be significantly reduced, which could ultimately result in impairment charges that may be material.

Income taxes

Our income tax expense, deferred tax assets and liabilities, income tax payable and reserves for unrecognized tax benefits reflect our best assessment of estimated current and future taxes to be paid. We are subject to income taxes in the United States and numerous other jurisdictions in which we operate. Significant judgments and estimates are required in determining the consolidated income tax expense or benefit for financial statement purposes. Deferred income taxes arise from temporary differences, which result in future taxable or deductible amounts, between the tax basis of assets and liabilities and the corresponding amounts reported in the consolidated financial statements. In assessing the ability to realize deferred tax assets, we consider, when appropriate, future taxable income by tax jurisdiction and tax planning strategies. Where appropriate, we record a valuation allowance to reduce our net deferred tax assets to equal an amount that is more likely than not to be realized. In projecting future taxable income, we consider historical results, adjusted in certain cases for the results of discontinued operations, changes in tax laws or nonrecurring transactions. We incorporate assumptions about the amount of future earnings within a specific jurisdiction’s pretax income, adjusted for material changes included in business operations. The assumptions about future taxable income require significant judgment and, while these assumptions rely heavily on estimates, such estimates are consistent with the plans we are using to manage the underlying business. Future changes in tax laws and rates, including administrative or regulatory guidance, could affect recorded deferred tax assets and liabilities. Any adjustments to these estimates will generally be recorded as an income tax expense or benefit in the period the adjustment is determined.

The calculation of our tax liabilities often involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across our global operations. A benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained on the basis of the technical merits upon examination, including resolutions of any related appeals or litigation processes. We first record unrecognized tax benefits as liabilities and then adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available at the time of establishing the liability. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment, potentially including interest and penalties, that is materially different from our current estimate of the unrecognized tax benefit liabilities. These differences, along with any related interest and penalties, will generally be reflected as increases or decreases to income tax expense in the period in which new information becomes available.

We make an evaluation at the end of each reporting period as to whether or not some or all of the undistributed earnings of our subsidiaries are indefinitely reinvested. See Note 21, “Income Taxes,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus for information about Endo International plc’s evaluation for the relevant historical reporting periods and certain associated risks and uncertainties.

Contingencies

Material legal proceedings involving Endo International plc during the periods presented are discussed in Note 16, “Commitments and Contingencies,” in the audited consolidated financial statements of Endo International plc and Note 14, “Commitments and Contingencies,” in the unaudited condensed consolidated financial statements included elsewhere in this prospectus. Contingent accruals and legal settlements are recorded in the consolidated statements of operations as Litigation-related and other contingencies, net (or as Discontinued operations, net of tax in the case of vaginal mesh matters) when we determine that a loss is both probable and reasonably estimable. Legal fees and other expenses related to litigation are expensed as incurred and are generally included in Selling, general and administrative expenses in the consolidated statements of operations (or as Discontinued operations, net of tax in the case of vaginal mesh matters).

Due to the fact that legal proceedings and other contingencies are inherently unpredictable, our estimates of the probability and amount of any such liabilities involve significant judgment regarding future events. The factors we consider in developing our liabilities for legal proceedings include the merits and jurisdiction of the proceeding, the nature and the number of other similar current and past proceedings, the nature of the product and the current assessment of the science subject to the proceeding, if applicable, and the likelihood of the conditions of settlement being met.

In order to evaluate whether a claim is probable of loss, we may rely on certain information about the claim. Without access to and review of such information, we may not be in a position to determine whether a loss is probable. Further, the timing and extent to which we obtain any such information, and our evaluation thereof, is often impacted by items outside of our control including, without limitation, the normal cadence of the litigation process and the provision of claim information to us by plaintiff’s counsel. The amount of our liabilities for legal proceedings may change as we receive additional information and/or become aware of additional asserted or unasserted claims. Additionally, there is a possibility that we will suffer adverse decisions or verdicts of substantial amounts or that we will enter into additional monetary settlements, either of which could be in excess of amounts previously accrued for. Any changes to our liabilities for legal proceedings could have a material adverse effect on our business, financial condition, results of operations and cash flows.

As of March 31, 2024 and December 31, 2023, our accrual for loss contingencies totaled $2,432.2 million and $2,431.5 million, respectively, the most significant components of which relate to: (i) various opioid-related matters as further described herein and (ii) product liability and related matters associated with transvaginal surgical mesh products, which we have not sold since March 2016. Although we believed there was a possibility that a loss in excess of the amount recognized existed, we were unable to estimate the possible loss or range of loss in excess of the amount recognized at this time. As of March 31, 2024, our entire accrual for loss contingencies was classified as Liabilities subject to compromise in the consolidated balance sheets and recorded at the expected allowed claim amount, even if they may ultimately be settled for different amounts. As a result of the automatic stay under the Bankruptcy Code and the uncertain treatment of these liabilities pursuant to a chapter 11 plan or otherwise as of March 31, 2024, the timing and amount of payment, if any, related to the amounts accrued for loss contingencies was uncertain. Upon consummation of the Plan, all claims underlying all material legal proceedings involving Endo International plc discussed in Note 16, “Commitments and

Contingencies,” in the audited consolidated financial statements of Endo International plc and Note 14, “Commitments and Contingencies,” in the unaudited condensed consolidated financial statements of Endo International plc included elsewhere in this prospectus were discharged.

Liabilities subject to compromise

For periods beginning with the third quarter of 2022 through the consummation of the Plan, pre-petition unsecured and undersecured claims related to the Debtors that we thought at the time might be impacted by the bankruptcy reorganization process were classified as Liabilities subject to compromise in the consolidated balance sheets. Liabilities subject to compromise included pre-petition liabilities for which there was uncertainty about whether such pre-petition liabilities could be impaired as a result of the Chapter 11 Cases. Liabilities subject to compromise were recorded at the expected amount of the total allowed claim, even if they were ultimately settled for different amounts.

At the time these classifications were made for the years ended December 31, 2023 and 2022, the determination of how liabilities would ultimately be settled or treated was not known, as the Plan had not been approved by the Bankruptcy Court. The amounts classified as Liabilities subject to compromise were preliminary at the time they were made and were subject to future adjustments prior to the consummation of the Plan as a result of, among other things, the possibility or occurrence of certain Bankruptcy Court actions, further developments with respect to disputed claims, any rejection by us of executory contracts and/or any payments by us of amounts classified as Liabilities subject to compromise. Amounts were also subject to adjustments if we made changes to our assumptions or estimates related to claims as additional information became available to us including, without limitation, those related to the expected amounts of allowed claims, the value of any collateral securing claims and the secured status of claims. Such adjustments may be material.

Results of Operations

Consolidated Results Review for the Three Months Ended March 31, 2024 and 2023

The following table displays our revenue, gross margin, gross margin percentage and other pre-tax expense or income for the three months ended March 31, 2024 and 2023 (in thousands of U.S. dollars, except for percentages):

	Three Months Ended March 31,		% Change
	2024	2023	2024 vs. 2023
Total revenues, net	$419,507	$515,267	(19)%
Cost of revenues	199,013	232,742	(14)%

Gross margin	$220,494	$282,525	(22)%

Gross margin percentage	52.6%	54.8%
Selling, general and administrative	$130,068	$150,793	(14)%
Research and development	25,902	27,703	(7)%
Acquired in-process research and development	750	—	NM
Litigation-related and other contingencies, net	—	15,200	(100)%
Asset impairment charges	304	146	NM
Acquisition-related and integration items, net	621	397	56%
Interest expense, net	—	109	(100)%
Reorganization items, net	203,046	85,352	NM
Other expense (income), net	5,755	(125)	NM

(Loss) income from continuing operations before income tax	$(145,952)	$2,950	NM

*	NM indicates that the percentage change is not meaningful or is greater than 100%.

Comparison of First Quarters 2024 and 2023

Total revenues, net. The decrease in revenues for the three months ended March 31, 2024 was primarily due to competition in our Generic Pharmaceuticals segment, primarily related to varenicline tablets and dexlansoprazole delayed release capsules, partially offset by increased revenue from lidocaine patch 5%. Our revenues are further disaggregated and described below under “—Business Segment Results Review.”

Cost of revenues and gross margin percentage. During the three months ended March 31, 2024 and 2023, Cost of revenues includes certain amounts that impact its comparability among periods, as well as the comparability of gross margin percentage, including amortization expense. The following table summarizes such amounts (in thousands of U.S. dollars):

	Three Months Ended March 31,
	2024	2023
Amortization of intangible assets (1)	$61,908	$65,256

(1)

Amortization expense fluctuates based on changes in the total amount of amortizable intangible assets and the rate of amortization in effect for each intangible asset, both of which can vary based on factors such as the amount and timing of acquisitions, dispositions, asset impairment charges, transfers between indefinite- and finite-lived intangibles assets, changes in foreign currency rates and changes in the composition of our intangible assets impacting the weighted average useful lives and amortization methodologies being utilized. The decrease during the three months ended March 31, 2024 was primarily the result of certain assets being fully amortized during 2023.

The decrease in Cost of revenues for the three months ended March 31, 2024 was primarily due to decreased revenues and decreased costs associated with amortization expense.

The decrease in gross margin percentage for the three months ended March 31, 2024 was primarily due to unfavorable changes in product mix. The unfavorable changes in product mix for the three months ended March 31, 2024 primarily resulted from decreased varenicline tablet revenues.

Selling, general and administrative expenses. The decrease for the three months ended March 31, 2024 was primarily due to decreased costs associated with net employee separation, continuity and other benefit-related charges.

R&D expenses. Our R&D efforts are focused on the development of a diversified portfolio of innovative and clinically differentiated product candidates. The amount of R&D expense we record in any period varies depending on the nature and stage of development of our R&D programs, certain of which are further described below. Total R&D expenses for the three months ended March 31, 2024 and 2023 were $25.9 million and $27.7 million, respectively, of which $12.8 million and $14.2 million, respectively related to our Branded Pharmaceuticals development projects, certain of which are further described below.

We continue to invest in our Branded Pharmaceuticals segment. In early 2020, we announced that we had initiated our XIAFLEX® development program for the treatment of plantar fibromatosis. In March 2023, we announced top-line results from our Phase 2 clinical study of XIAFLEX® in participants with plantar fibromatosis and while the primary endpoint, improvement from baseline in the Foot Function Index, or FFI, Pain subscale score when compared to those receiving placebo, when analyzed with the overall study population did not meet statistical significance, a large patient sub-population (72% of the overall study population) showed statistically significant improvement across a majority of endpoints, including but not limited to the FFI Pain subscale, the investigator assessment of improvement (Clinician Global Impression of Change), nodule hardness and improvement in nodule consistency. The CCH safety profile in the Phase 2 clinical study was consistent with the known CCH safety profile from other studies. Most adverse events were rated as mild to moderate and there were no treatment-related serious adverse events. We initiated the Phase 3 clinical program in the fourth quarter of 2023. We also completed a proof-of-concept study in plantar fasciitis during the third quarter of 2023 and, based on encouraging proof-of-concept study results, initiated the Phase 2 clinical study in the fourth quarter of 2023. We may in the future develop our XIAFLEX® product for potential additional indications, advancing our strategy of developing both non-surgical orthopedic and non-orthopedic care interventions.

The remaining R&D expenses for the three months ended March 31, 2024 and 2023 were primarily related to our Sterile Injectables segment, where we expect to continue to focus investments in RTU and other differentiated product candidates, potentially including acquisitions and/or license and commercialization agreements. No individual development project in the Sterile Injectables segment has incurred direct R&D expenses that exceeded 5% of total R&D expenses for the periods presented.

The decrease in R&D expense for the three months ended March 31, 2024 was primarily driven by certain post-marketing commitments during the three months ended March 31, 2023.

As our development programs progress, it is possible that our R&D expenses could increase.

Acquired in-process research and development. Acquired in-process research and development charges are generally recognized in periods in which in-process research and development assets (with no alternative future use in other research and development projects) are acquired from third parties in connection with an asset acquisition, or when costs are incurred (up to the point of regulatory approval) for upfront or milestone payments to third parties associated with in-process research and development. To the extent we enter into agreements to acquire in-process research and development in the future and/or incur expenses related to upfront or milestone payments to third parties associated with existing or potential future agreements, Acquired in-process research and development charges could increase in the future, and the amounts of any increases could be material.

Litigation-related and other contingencies, net. Included within Litigation-related and other contingencies, net are changes to our accruals for litigation-related charges. Our material legal proceedings and other contingent matters during the periods presented are described in more detail in Note 14, “Commitments and Contingencies,” in the unaudited condensed consolidated financial statements of Endo International plc included elsewhere in this prospectus. Notwithstanding the relief provided upon consummation of the Plan, it is possible that our legal proceedings, including those relating to opioid claims, could have a material adverse effect on our business, financial condition, results of operations and cash flows, including in the short term. Quarterly results reflect our best estimate of the allowed claims related to the contingencies associated with various opioid claims against us and our subsidiaries for the periods covered. On the Effective Date, all such cases against the Debtors were discharged and channeled to the applicable trusts in accordance with the Plan. For further discussion, refer to Note 1, “Basis of Presentation,” Note 2, “Bankruptcy Proceedings,” and Note 14, “Commitments and Contingencies,” in the unaudited condensed consolidated financial statements of Endo International plc included elsewhere in this prospectus, as well as the section titled “Risk Factors.”

Asset impairment charges. The following table presents the components of our total Asset impairment charges for the three months ended March 31, 2024 and 2023 (in thousands of U.S. dollars):

	Three Months Ended March 31,
	2024	2023
Property, plant and equipment impairment charges	$304	$146

Total asset impairment charges	$304	$146

Acquisition-related and integration items, net. Acquisition-related and integration items, net primarily consist of the net expense from changes in the fair value of acquisition-related contingent consideration liabilities resulting from changes to our estimates regarding the timing and amount of the future revenues of the underlying products and changes in other assumptions impacting the probability of incurring, and extent to which we could incur, related contingent obligations. See Note 6, “Fair Value Measurements,” in the unaudited condensed consolidated financial statements of Endo International plc included elsewhere in this prospectus for further discussion of our acquisition-related contingent consideration.

Interest expense, net. The components of Interest expense, net for the three months ended March 31, 2024 and 2023 are as follows (in thousands of U.S. dollars):

	Three Months Ended March 31,
	2024	2023
Interest expense	$363	$263
Interest income	(363)	(154)

Interest expense, net	$—	$109

Beginning during the third quarter of 2022, we became obligated to make certain adequate protection payments as a result of the Chapter 11 Cases, which were accounted for as a charge to Reorganization items, net. See Note 13, “Debt,” in the unaudited condensed consolidated financial statements of Endo International plc included elsewhere in this prospectus for further discussion.

Interest income varies primarily based on the amounts of our interest-bearing investments, such as money market funds, as well as changes in the corresponding interest rates.

Reorganization items, net. Amounts relate to the net expense or income recognized during the pendency of the bankruptcy proceedings required to be presented as Reorganization items, net under ASC Topic 852, “Reorganizations.” See Note 2, “Bankruptcy Proceedings,” in the unaudited condensed consolidated financial statements of Endo International plc included elsewhere in this prospectus for further details. Costs related to the bankruptcy proceedings that were incurred prior to the Petition Date are generally reflected as Selling, general and administrative expenses or Interest expense, net in our condensed consolidated statements of operations. We expect to incur significant expenses in connection with the bankruptcy proceedings and the implementation of the transactions contemplated by the Plan following the Effective Date, including certain associated success-related and/or other contingent fees, which could be significant.

Other expense (income), net. The components of Other expense (income), net for the three months ended March 31, 2024 and 2023 are as follows (in thousands of U.S. dollars):

	Three Months Ended March 31,
	2024	2023
Net gain on sale of business and other assets	$(178)	$(527)
Foreign currency loss, net	165	117
Net loss from our investments in the equity of other companies	5	122
Other miscellaneous, net	5,763	163

Other expense (income), net	$5,755	$(125)

For additional information on the components of Other expense (income), net, see Note 17, “Other Expense (Income), Net,” in the unaudited condensed consolidated financial statements of Endo International plc included elsewhere in this prospectus.

Income tax expense. The following table displays our (Loss) income from continuing operations before income tax, Income tax expense and Effective tax rate for the three months ended March 31, 2024 and 2023 (in thousands of U.S. dollars, except for percentages):

	Three Months Ended March 31,
	2024	2023
(Loss) income from continuing operations before income tax	$(145,952)	$2,950
Income tax expense	$7,882	$5,773
Effective tax rate	(5.4)%	195.7%

Our tax rate is affected by recurring items, such as tax rates in non-U.S. jurisdictions as compared to the notional U.S. federal statutory tax rate, and the relative amount of income or loss in those various jurisdictions. It is also impacted by certain items that may occur in any given period but are not consistent from period to period.

The change in Income tax expense for the three months ended March 31, 2024 compared to the prior year period primarily relates to an increase in accrued interest on uncertain tax positions, 2024 discrete tax benefit related to Canadian uncertain tax positions and changes in geographic mix of pre-tax earnings.

Endo International plc concluded that there was substantial doubt about its ability to continue as a going concern within one year after the date of issuance of the condensed consolidated financial statements for the quarterly period ended June 30, 2022. Endo International plc considered this in determining that certain net deferred tax assets were no longer more likely than not realizable.

Endo International plc maintained a full valuation allowance against the net deferred tax assets in the United States, Luxembourg, Ireland and certain other foreign tax jurisdictions as of March 31, 2024. As highlighted below, following March 31, 2024, pursuant to the Plan, on the Effective Date thereof, no U.S. federal income net operating losses, tax credits or other U.S. federal income tax attributes shall succeed to any member of the Endo, Inc. group. It is likely that in the future there will be sufficient positive evidence to release a portion or all of the valuation allowance. Release of these valuation allowances would result in a benefit to income tax expense for the period the release is recorded, which could have a material impact on net earnings. The timing and amount of the potential valuation allowance release are subject to significant management judgment and prospective earnings.

Endo International plc is incorporated in Ireland and also maintains subsidiaries in, among other jurisdictions, the United States, Canada, India, the United Kingdom and Luxembourg. The U.S. Internal Revenue Service, or the IRS, and other taxing authorities may continue to challenge its tax positions. Where appropriate, Endo International plc established reserves for tax-related uncertainties. Uncertain tax positions are reviewed quarterly and adjusted as necessary when events occur that impact potential tax liabilities, such as lapsing of applicable statutes of limitations, proposed assessments by tax authorities, identification of new issues and issuance of new legislation, regulations or case law.

As of March 31, 2024, examinations regarding certain of its subsidiaries’ U.S. income tax returns for fiscal years ended between December 31, 2011 and December 31, 2018 remained open with the IRS. As highlighted below, following March 31, 2024, pursuant to the Plan, on the Effective date thereof, all tax years prior to the Effective Date, including those open examination periods, were resolved. For additional information, including a discussion of related recent developments and their potential impact on us, refer to Note 18, “Income Taxes,” in the unaudited condensed consolidated financial statements of Endo International plc included elsewhere in this prospectus.

Other tax authorities are currently examining the non-U.S. tax returns of Endo International plc and its subsidiaries. Additionally, other jurisdictions where Endo International plc is not currently under audit remain subject to potential future examinations. Such examinations may lead to proposed or actual adjustments to the taxes of Endo International plc that may be material, individually or in the aggregate.

Additionally, as further discussed in Note 18, “Income Taxes,” in the unaudited condensed consolidated financial statements of Endo International plc included elsewhere in this prospectus, the IRS filed multiple proofs of claim against several of the Debtors in connection with the bankruptcy proceedings.

For additional information on the income taxes of Endo International plc, see Note 18, “Income Taxes,” in the unaudited condensed consolidated financial statements of Endo International plc included elsewhere in this prospectus.

Discontinued operations, net of tax. The operating results of the Astora Women’s Health, LLC, or Astora, business, which the board of directors of Endo International plc resolved to wind down in 2016, are reported as Discontinued operations, net of tax in the condensed consolidated statements of operations for all periods presented. The following table provides the operating results of Astora Discontinued operations, net of tax, for the three months ended March 31, 2024 and 2023 (in thousands of U.S. dollars):

	Three Months Ended March 31,
	2024	2023
Loss from discontinued operations before income taxes	$(456)	$(526)
Income tax benefit	(60)	(70)

Discontinued operations, net of tax	$(396)	$(456)

The pre-tax amounts during the three months ended March 31, 2024 and 2023 were primarily related to mesh-related legal defense costs and certain other items. For additional discussion of mesh-related matters, see Note 14, “Commitments and Contingencies,” in the unaudited condensed consolidated financial statements of Endo International plc included elsewhere in this prospectus.

Consolidated Results Review for the Fiscal Years Ended December 31, 2023, 2022 and 2021

The following table displays our revenue, gross margin, gross margin percentage and other pre-tax expense or income for the years ended December 31, 2023, 2022 and 2021 (in thousands of U.S. dollars, except for percentages):

	2023	2022	2021	% change 2023 vs. 2022	% change 2022 vs. 2021
Total revenues, net	$2,011,518	$2,318,875	$2,993,206	(13)%	(23)%
Cost of revenues	946,415	1,092,499	1,221,064	(13)%	(11)%

Gross margin	$1,065,103	$1,226,376	$1,772,142	(13)%	(31)%

Gross margin percentage	53.0%	52.9%	59.2%
Selling, general and administrative	567,727	777,169	861,760	(27)%	(10)%
Research and development	115,462	128,033	123,440	(10)%	4%
Acquired in-process research and development	—	68,700	25,120	(100)%	NM
Litigation-related and other contingencies, net	1,611,090	478,722	345,495	NM	39%
Asset impairment charges	503	2,142,746	414,977	(100)%	NM
Acquisition-related and integration items, net	1,972	408	(8,379)	NM	NM
Interest expense, net	—	349,776	562,353	(100)%	(38)%
Loss on extinguishment of debt	—	—	13,753	NM	(100)%
Reorganization items, net	1,169,961	202,978	—	NM	NM
Other income, net	(9,688)	(34,054)	(19,774)	(72)%	72%

Loss from continuing operations before income tax	$(2,391,924)	$(2,888,102)	$(546,603)	(17)%	NM

*	NM indicates that the percentage change is not meaningful or is greater than 100%.

Comparison of Fiscal Years 2023 and 2022

Total revenues, net. Total revenues in 2023 were $2,011.5 million compared to $2,318.9 million in 2022 as competition resulted in revenue decreases in our Sterile Injectables segment, primarily related to VASOSTRICT®, as well as our Generic Pharmaceuticals segment, primarily related to varenicline tablets and lubiprostone capsules partially offset by increased revenues from dexlansoprazole delayed release capsules, which launched in November 2022. Our revenues are further disaggregated and described below under “—Business Segment Results Review.”

Cost of revenues and gross margin percentage. During the years ended December 31, 2023 and 2022, Cost of revenues includes certain amounts that impact its comparability among periods, as well as the comparability of gross margin percentage, including amortization expense and amounts related to continuity and separation benefits, cost reductions and strategic review initiatives. The following table summarizes such amounts (in thousands of U.S. dollars):

	2023	2022
Amortization of intangible assets (1)	$255,933	$337,311
Amounts related to continuity and separation benefits, cost reductions and strategic review initiatives (2)	$4,514	$61,806

(1)

Amortization expense fluctuates based on changes in the total amount of amortizable intangible assets and the rate of amortization in effect for each intangible asset, both of which can vary based on factors such as the amount and timing of acquisitions, dispositions, asset impairment charges, transfers between indefinite-and finite-lived intangibles assets, changes in foreign currency rates and changes in the composition of our intangible assets impacting the weighted average useful lives and amortization methodologies being utilized. The decrease in 2023 was primarily driven by prior asset impairment charges and decreases in the rate of amortization expense for certain assets.
(2)

Amounts include, among other things, certain accelerated depreciation charges, inventory adjustments and net employee separation, continuity and other benefit-related costs, including amounts related to restructurings. For further discussion of our restructuring initiatives, including a discussion of amounts recognized and information about any expected future charges, see Note 4, “Discontinued Operations and Asset Sales,” and Note 5, “Restructuring,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus.

The decrease in Cost of revenues in 2023 was primarily due to decreased revenues, decreased costs associated with amortization expense and decreased costs for amounts related to continuity and separation benefits, cost reductions and strategic review initiatives.

The increase in gross margin percentage in 2023 was primarily due to decreased costs associated with amortization expense, partially offset by unfavorable changes in product mix resulting primarily from decreased varenicline tablets and VASOSTRICT® revenues.

Selling, general and administrative expenses. The decrease in 2023 was primarily due to decreased costs associated with certain litigation matters as a result of the automatic stay and restructuring and/or other cost reduction initiatives. In addition, costs associated with certain strategic review initiatives, including costs incurred in connection with the bankruptcy proceedings, are included in Selling, general and administrative expenses until the Petition Date. Following the Petition Date, such costs are required to be presented separately within Reorganization items, net to the extent such costs are incurred directly as a result of Endo International plc’s bankruptcy proceedings. See Note 2, “Bankruptcy Proceedings” and Note 5, “Restructuring,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus for further discussion of these items.

R&D expenses. Our R&D efforts are focused on the development of a diversified portfolio of innovative and clinically differentiated product candidates. The amount of R&D expense we record in any period varies depending on the nature and stage of development of our R&D programs. Total R&D expenses in 2023 and 2022 were $115.5 million and $128.0 million, respectively, of which $54.9 million and $70.6 million, respectively, related to our Branded Pharmaceuticals development projects, certain of which are further described below.

We continue to invest in our Branded Pharmaceuticals segment. In early 2020, we announced that we had initiated our XIAFLEX® development program for the treatment of plantar fibromatosis. In March 2023, we announced top-line results from our Phase 2 clinical study of XIAFLEX® in participants with plantar fibromatosis and while the primary endpoint, improvement from baseline in the FFI Pain subscale score when compared to those receiving placebo, when analyzed with the overall study population did not meet statistical significance, a large patient sub-population (72% of the overall study population) showed statistically significant improvement across a majority of endpoints, including but not limited to the FFI Pain subscale, the investigator assessment of improvement (Clinician Global Impression of Change), nodule hardness and improvement in nodule consistency. The CCH safety profile in the Phase 2 clinical study was consistent with the known CCH safety profile from other studies. Most adverse events were rated as mild to moderate and there were no treatment-related serious adverse events. We initiated the Phase 3 clinical program in the fourth quarter of 2023. We also completed a proof-of-concept study in plantar fasciitis during the third quarter of 2023 and, based on encouraging proof-of-concept study results, initiated the Phase 2 clinical study in the fourth quarter of 2023. We may in the future develop our XIAFLEX® product for potential additional indications, advancing our strategy of developing both non-surgical orthopedic and non-orthopedic care interventions.

Additionally, until late 2022, we had been advancing our development programs for QWO®, which was launched in March 2021 for the treatment of moderate to severe cellulite in the buttocks of adult women. However, as further discussed in Note 5, “Restructuring,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus, in December 2022, we announced we would be ceasing the production and sale of QWO® in light of market concerns about the extent and variability of bruising following initial treatment as well as the potential for prolonged skin discoloration.

The remaining R&D expenses in 2023 and 2022 were primarily related to our Sterile Injectables segment where we expect to continue to focus investments in RTU and other differentiated product candidates, potentially including acquisitions and/or license and commercialization agreements. No individual development project in the Sterile Injectables segment has incurred direct R&D expenses that exceeded 5% of total R&D expenses for the periods presented.

The decrease in R&D expense in 2023 was primarily driven by decreased costs associated with certain restructuring and other cost reduction initiatives and certain post-marketing commitments, partially offset by increased costs associated with our Sterile Injectables segment. See Note 5, “Restructuring,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus for further discussion of certain restructuring initiatives, including a discussion of amounts recognized.

As our development programs progress, it is possible that our R&D expenses could increase.

Acquired in-process research and development. Acquired in-process research and development charges are generally recognized in periods in which in-process research and development assets (with no alternative future use in other research and development projects) are acquired from third parties in connection with an asset acquisition, or when costs are incurred (up to the point of regulatory approval) for upfront or milestone payments to third parties associated with in-process research and development. The decrease in Acquired in-process research and development charges in 2023 was primarily driven by the incurrence, during the second quarter of 2022, of expenses related to upfront payments associated with the 2022 Nevakar Agreement and the TLC Agreement of $35.0 million and $30.0 million, respectively, which are further described in Note 12, “License, Collaboration and Asset Acquisition Agreements,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus. To the extent we enter into agreements to acquire in-process research and development in the future and/or incur expenses related to upfront or milestone payments to third parties associated with existing or potential future agreements, Acquired in-process research and development charges could increase in the future, and the amounts of any increases could be material.

Litigation-related and other contingencies, net. Included within Litigation-related and other contingencies, net are changes to our accruals for litigation-related charges. Our material legal proceedings and other contingent matters during the periods presented are described in more detail in Note 16, “Commitments and Contingencies,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus. Notwithstanding the relief provided upon consummation of the Plan, it is possible that our legal proceedings, including those relating to opioid claims, could have a material adverse effect on our business, financial condition, results of operations and cash flows, including in the short term. For further discussion, refer to Note 1, “Description of Business,” Note 2, “Bankruptcy Proceedings,” and Note 16, “Commitments and Contingencies,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus, as well as the section titled “Risk Factors.”

Asset impairment charges. The following table presents the components of our total asset impairment charges for the years ended December 31, 2023 and 2022 (in thousands of U.S. dollars):

	2023	2022
Goodwill impairment charges	$—	$1,845,000
Other intangible asset impairment charges	—	288,701
Property, plant and equipment impairment charges	503	9,045

Total asset impairment charges	$503	$2,142,746

For additional information, see Note 7, “Fair Value Measurements,” and Note 11, “Goodwill and Other Intangibles,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus, as well as “—Critical Accounting Estimates” herein.

Acquisition-related and integration items, net. Acquisition-related and integration items, net primarily consist of the net expense from changes in the fair value of acquisition-related contingent consideration liabilities resulting from changes to our estimates regarding the timing and amount of the future revenues of the underlying products and changes in other assumptions impacting the probability of incurring, and extent to which we could incur, related contingent obligations. See Note 7, “Fair Value Measurements,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus for further discussion of our acquisition-related contingent consideration.

Interest expense, net. The components of Interest expense, net for the years ended December 31, 2023 and 2022 are as follows (in thousands of U.S. dollars):

	2023	2022
Interest expense	$991	$350,740
Interest income	(991)	(964)

Interest expense, net	$—	$349,776

The decrease in interest expense in 2023 was primarily attributable to the fact that we ceased the recognition of interest expense related to our indebtedness beginning on the Petition Date as a result of the Chapter 11 Cases. Beginning during the third quarter of 2022, we became obligated to make certain adequate protection payments as a result of the Chapter 11 Cases, which were accounted for as a reduction of the carrying amount of the related debt instruments. See Note 15, “Debt,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus for further discussion.

Interest income varies primarily based on the amounts of our interest-bearing investments, such as money market funds, as well as changes in the corresponding interest rates.

Reorganization items, net. Amounts relate to the net expense or income recognized during the pendency of the bankruptcy proceedings required to be presented as Reorganization items, net under ASC Topic 852, “Reorganizations.” See Note 2, “Bankruptcy Proceedings,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus for further details. Costs related to the bankruptcy proceedings that were incurred prior to the Petition Date are generally reflected as Selling, general and administrative expenses in our consolidated statements of operations. We expect to continue to incur significant expenses in connection with the bankruptcy proceedings and the implementation of the transactions contemplated by the Plan following the Effective Date, including certain associated success-related and/or other contingent fees, which could be significant.

Other income, net. The components of Other income, net for the years ended December 31, 2023 and 2022 are as follows (in thousands of U.S. dollars):

	2023	2022
Net gain on sale of business and other assets	$(10,392)	$(26,183)
Foreign currency loss (gain), net	1,779	(2,087)
Net (gain) loss from our investments in the equity of other companies	(199)	378
Other miscellaneous, net	(876)	(6,162)

Other income, net	$(9,688)	$(34,054)

For additional information on the components of Other income, net, see Note 20, “Other Income, Net,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus.

Income tax expense. The following table displays our Loss from continuing operations before income tax, Income tax expense and Effective tax rate for the years ended December 31, 2023 and 2022 (in thousands of U.S. dollars, except for percentages):

	2023	2022
Loss from continuing operations before income tax	$(2,391,924)	$(2,888,102)
Income tax expense	$55,862	$21,516
Effective tax rate	(2.3)%	(0.7)%

Our tax rate is affected by recurring items, such as tax rates in non-U.S. jurisdictions as compared to the notional U.S. federal statutory tax rate, and the relative amount of income or loss in those various jurisdictions. It is also impacted by certain items that may occur in any given period, but are not consistent from period to period.

The change in income tax expense in 2023 compared to the 2022 income tax expense primarily relates to an increase in accrued interest on uncertain tax positions and changes in the geographic mix of pre-tax earnings. For additional discussion of the effective tax rate, see Note 21, “Income Taxes,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus.

Endo International plc concluded that there was substantial doubt about its ability to continue as a going concern within one year after the date of issuance of the condensed consolidated financial statements for the quarterly period ended June 30, 2022. Endo International plc considered this in determining that certain net deferred tax assets were no longer more likely than not realizable. As a result, an immaterial increase in valuation allowance on the net deferred tax assets of Endo International plc was recorded in various jurisdictions during the second quarter of 2022.

Endo International plc maintained a full valuation allowance against the net deferred tax assets in the United States, Luxembourg, Ireland and certain other foreign tax jurisdictions as of December 31, 2023. It is possible that in the future there may be sufficient positive evidence to release a portion or all of the valuation allowance. Release of these valuation allowances would result in a benefit to income tax expense for the period the release is recorded, which could have a material impact on net earnings. The timing and amount of the potential valuation allowance release are subject to significant management judgment and prospective earnings.

Endo International plc is incorporated in Ireland and also maintains subsidiaries in, among other jurisdictions, the United States, Canada, India, the United Kingdom and Luxembourg. The IRS and other taxing authorities may continue to challenge its tax positions. Where appropriate, Endo International plc established reserves for tax-related uncertainties. Uncertain tax positions are reviewed quarterly and adjusted as necessary when events occur that impact potential tax liabilities, such as lapsing of applicable statutes of limitations, proposed assessments by tax authorities, identification of new issues and issuance of new legislation, regulations or case law.

The IRS examined the U.S. income tax returns of certain of its subsidiaries for fiscal years ended between December 31, 2011 and December 31, 2018 and, in connection with those examinations, reviewed their tax positions related to, among other things, certain intercompany arrangements, including the level of profit earned by its U.S. subsidiaries pursuant to such arrangements, and a product liability loss carryback claim. For additional information, including a discussion of related recent developments and their potential impact on Endo International plc, see Note 21, “Income Taxes,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus.

During the third quarter of 2020, the IRS opened an examination into the U.S. income tax returns of certain subsidiaries of Endo International plc for fiscal years ended between December 31, 2016 and December 31, 2018. The IRS will likely examine the tax returns for other fiscal years and/or for other tax positions. Similarly, other tax authorities are currently examining the non-U.S. tax returns of Endo International plc and its subsidiaries. Additionally, other jurisdictions where Endo International plc is not currently under audit remain subject to potential future examinations. Such examinations may lead to proposed or actual adjustments to the taxes of Endo International plc that may be material, individually or in the aggregate.

Additionally, as further discussed in Note 21, “Income Taxes,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus, the IRS filed multiple proofs of claim against several of the Debtors in connection with the bankruptcy proceedings.

For additional information on the income taxes of Endo International plc, see Note 21, “Income Taxes,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus.

Discontinued operations, net of tax. The operating results of the Astora business, which the board of directors of Endo International plc resolved to wind down in 2016, are reported as Discontinued operations, net of tax in the consolidated statements of operations for all periods presented. The following table provides the operating results of Astora Discontinued operations, net of tax, for the years ended December 31, 2023 and 2022 (in thousands of U.S. dollars):

	2023	2022
Litigation-related and other contingencies, net	$495	$—
Loss from discontinued operations before income taxes	$(2,329)	$(15,543)
Income tax benefit	$(308)	$(2,056)
Discontinued operations, net of tax	$(2,021)	$(13,487)

Amounts included in the Litigation-related and other contingencies, net line of the table above are for mesh-related litigation. The remaining pre-tax amounts in 2023 and 2022 were primarily related to mesh-related legal defense costs and certain other items. For additional discussion of mesh-related matters, see Note 16, “Commitments and Contingencies,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus.

Comparison of Fiscal Years 2022 and 2021

Total revenues, net. Total revenues in 2022 were $2,318.9 million compared to $2,993.2 million in 2021 as revenue decreases related to VASOSTRICT® and certain other products in our Sterile Injectables segment, as well as our Branded Pharmaceuticals and International Pharmaceuticals segments, were partially offset by increased revenues from our Generic Pharmaceuticals segment. Our revenues are further disaggregated and described below under “—Business Segment Results Review.”

Cost of revenues and gross margin percentage. During the years ended December 31, 2022 and 2021, Cost of revenues includes certain amounts that impact its comparability among periods, as well as the comparability of gross margin percentage, including amortization expense and amounts related to continuity and separation benefits, cost reductions and strategic review initiatives. The following table summarizes such amounts (in thousands of U.S. dollars):

	2022	2021
Amortization of intangible assets (1)	$337,311	$372,907
Amounts related to continuity and separation benefits, cost reductions and strategic review initiatives (2)	$61,806	$9,058

(1)

Amortization expense fluctuates based on changes in the total amount of amortizable intangible assets and the rate of amortization in effect for each intangible asset, both of which can vary based on factors such as the amount and timing of acquisitions, dispositions, asset impairment charges, transfers between indefinite-and finite-lived intangibles assets, changes in foreign currency rates and changes in the composition of our intangible assets impacting the weighted average useful lives and amortization methodologies being utilized. The decrease in 2022 was primarily driven by prior asset impairment charges and decreases in the rate of amortization expense for certain assets.

(2)

Amounts include, among other things, certain accelerated depreciation charges, inventory adjustments and net employee separation, continuity and other benefit-related costs, including amounts related to restructurings. For further discussion of our restructuring initiatives, including a discussion of amounts recognized and information about any expected future charges, see Note 4, “Discontinued Operations and Asset Sales,” and Note 5, “Restructuring,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus.

The decrease in Cost of revenues in 2022 was primarily due to decreased revenues and decreased amortization expense, partially offset by unfavorable changes in product mix resulting primarily from decreased VASOSTRICT® revenues, as well as increased costs for amounts related to continuity and separation benefits, cost reductions and strategic review initiatives.

The decrease in gross margin percentage in 2022 was primarily due to unfavorable changes in product mix resulting primarily from decreased VASOSTRICT® revenues.

Selling, general and administrative expenses. The decrease in 2022 was primarily due to decreased costs associated with our commercial investment in QWO® and certain legal matters. Additionally, in 2022, Selling, general and administrative expenses reflected the recovery of certain previously-incurred opioid-related legal expenses. These decreases were partially offset by increased Selling, general and administrative expenses associated with our investment in consumer marketing efforts supporting XIAFLEX® and certain strategic review initiatives, restructuring and/or other cost reduction initiatives, including costs incurred in connection with the bankruptcy proceedings, which are included in Selling, general and administrative expenses until the Petition Date and in Reorganization items, net thereafter. See Note 5, “Restructuring,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus for further discussion of certain restructuring initiatives, including a discussion of amounts recognized and information about any expected future charges.

R&D expenses. The increase in R&D expense in 2022 was primarily driven by increased costs associated with our XIAFLEX® development programs, certain restructuring and other cost reduction initiatives and certain post-marketing commitments. These increases were partially offset by decreased costs associated with QWO®, including as a result of actions taken in connection with the discontinuation of QWO® discussed above. See Note 5, “Restructuring,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus for further discussion of certain restructuring initiatives, including a discussion of amounts recognized and information about any expected future charges.

Acquired in-process research and development. The increase in Acquired in-process research and development charges in 2022 was primarily driven by the incurrence, during the second quarter of 2022, of expenses related to upfront payments associated with the 2022 Nevakar Agreement and the TLC Agreement of $35.0 million and $30.0 million, respectively, which are further described in Note 12, “License, Collaboration and Asset Acquisition Agreements,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus. This increase was partially offset by the incurrence, during 2021, of approximately $25.1 million of expenses, which primarily related to upfront payments associated with various license agreements.

Litigation-related and other contingencies, net. Included within Litigation-related and other contingencies, net are changes to our accruals for litigation-related charges. Our material legal proceedings and other contingent matters during the periods presented are described in more detail in Note 16, “Commitments and Contingencies,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus. Notwithstanding the relief provided upon consummation of the Plan, it is possible that our legal proceedings, including those relating to opioid claims, could have a material adverse effect on our business, financial condition, results of operations and cash flows, including in the short term. For further discussion, refer to Note 1, “Description of Business,” Note 2, “Bankruptcy Proceedings” and Note 16, “Commitments and Contingencies,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus, as well as the section titled “Risk Factors.”

Asset impairment charges. The following table presents the components of our total asset impairment charges for the years ended December 31, 2022 and 2021 (in thousands of U.S. dollars):

	2022	2021
Goodwill impairment charges	$1,845,000	$363,000
Other intangible asset impairment charges	288,701	7,811
Property, plant and equipment impairment charges	9,045	2,011
Disposal group impairment charges	—	42,155

Total asset impairment charges	$2,142,746	$414,977

For additional information, see Note 4, “Discontinued Operations and Asset Sales,” Note 5, “Restructuring,” Note 7, “Fair Value Measurements,” Note 9, “Leases,” Note 10, “Property, Plant and Equipment,” and Note 11, “Goodwill and Other Intangibles,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus, as well as “—Critical Accounting Estimates” herein.

Acquisition-related and integration items, net. Acquisition-related and integration items, net primarily consist of the net expense from changes in the fair value of acquisition-related contingent consideration liabilities resulting from changes to our estimates regarding the timing and amount of the future revenues of the underlying products and changes in other assumptions impacting the probability of incurring, and extent to which we could incur, related contingent obligations. See Note 7, “Fair Value Measurements,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus for further discussion of our acquisition-related contingent consideration.

Interest expense, net. The components of Interest expense, net for the years ended December 31, 2022 and 2021 are as follows (in thousands of U.S. dollars):

	2022	2021
Interest expense	$350,740	$562,937
Interest income	(964)	(584)

Interest expense, net	$349,776	$562,353

The decrease in interest expense in 2022 was primarily attributable to the fact that we ceased the recognition of interest expense related to our indebtedness beginning on the Petition Date as a result of the Chapter 11 Cases. Additionally, when compared to the prior year period, there have been decreases to interest expense resulting from reductions in the aggregate principal amount of our indebtedness, which were primarily attributable to the partial repayment of the $1,000.0 million senior secured revolving credit facility, also referred to herein as the Revolving Credit Facility, in October 2021, the repayment of the 7.25% Senior Notes due 2022 and the 5.75% Senior Notes due 2022 in January 2022 and certain quarterly payments made on the $2,000.0 million senior secured term loan facility, also referred to herein as the Term Loan Facility and, together with the Revolving Credit Facility, the Credit Facilities. These decreases in interest expense were partially offset by increases in the weighted average interest rate applicable to our total indebtedness through the Petition Date. Beginning during the third quarter of 2022, we also became obligated to make certain adequate protection payments as a result of the Chapter 11 Cases, which were accounted for as a reduction of the carrying amount of the related debt instruments. See Note 15, “Debt,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus for further discussion.

Loss on extinguishment of debt. The amount in 2021 relates to the March 2021 Refinancing Transactions. See Note 15, “Debt,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus for further discussion.

Reorganization items, net. Amounts relate to the net expense or income recognized during the pendency of the bankruptcy proceedings required to be presented as Reorganization items, net under ASC 852. See Note 2, “Bankruptcy Proceedings,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus for further details. Costs related to the bankruptcy proceedings that were incurred prior to the Petition Date are generally reflected as Selling, general and administrative expenses in our consolidated statements of operations. We expect to continue to incur significant expenses in connection with the bankruptcy proceedings and the implementation of the transactions contemplated by the Plan following the Effective Date, including certain associated success-related and/or other contingent fees, which could be significant.

Other income, net. The components of Other income, net for the years ended December 31, 2022 and 2021 are as follows (in thousands of U.S. dollars):

	2022	2021
Net gain on sale of business and other assets	$(26,183)	$(4,516)
Foreign currency (gain) loss, net	(2,087)	1,253
Net loss from our investments in the equity of other companies	378	453
Other miscellaneous, net	(6,162)	(16,964)

Other income, net	$(34,054)	$(19,774)

For additional information on the components of Other income, net, see Note 20, “Other Income, Net,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus.

Income tax expense (benefit). The following table displays our Loss from continuing operations before income tax, Income tax expense and Effective tax rate for the years ended December 31, 2022 and 2021 (in thousands of U.S. dollars, except for percentages):

	2022	2021
Loss from continuing operations before income tax	$(2,888,102)	$(546,603)
Income tax expense	$21,516	$22,478
Effective tax rate	(0.7)%	(4.1)%

The change in income tax expense in 2022 compared to the 2021 income tax expense primarily relates to an increase in accrued interest on uncertain tax positions and changes in the geographic mix of pre-tax earnings. For additional discussion of the effective tax rate, see Note 21, “Income Taxes,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus.

Discontinued operations, net of tax. The operating results of the Astora business, which the board of directors of Endo International plc resolved to wind down in 2016, are reported as Discontinued operations, net of tax in the consolidated statements of operations for all periods presented. The following table provides the operating results of Astora Discontinued operations, net of tax, for the years ended December 31, 2022 and 2021 (in thousands of U.S. dollars):

	2022	2021
Litigation-related and other contingencies, net	$—	$25,000
Loss from discontinued operations before income taxes	$(15,543)	$(49,594)
Income tax benefit	$(2,056)	$(5,430)
Discontinued operations, net of tax	$(13,487)	$(44,164)

Amounts included in the Litigation-related and other contingencies, net line of the table above are for mesh-related litigation. The remaining pre-tax amounts in 2022 and 2021 were primarily related to mesh-related legal defense costs and certain other items. For additional discussion of mesh-related matters, see Note 16, “Commitments and Contingencies,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus.

Business Segment Results Review

Comparison of First Quarters 2024 and 2023

Revenues, net.

The following table displays our revenue by reportable segment for the three months ended March 31, 2024 and 2023 (in thousands of U.S. dollars, except for percentages):

	Three Months Ended March 31,		% Change
	2024	2023	2024 vs. 2023
Branded Pharmaceuticals	$200,796	$197,573	2%
Sterile Injectables	98,234	101,255	(3)%
Generic Pharmaceuticals	103,317	198,180	(48)%
International Pharmaceuticals(1)	17,160	18,259	(6)%

Total net revenues from external customers	$419,507	$515,267	(19)%

(1)	Revenues generated by our International Pharmaceuticals segment are primarily attributable to external customers located in Canada.

Branded Pharmaceuticals. The following table displays the significant components of our Branded Pharmaceuticals revenues from external customers for the three months ended March 31, 2024 and 2023 (in thousands of U.S. dollars, except for percentages):

	Three Months Ended March 31,		% Change
	2024	2023	2024 vs. 2023
Specialty Products:
XIAFLEX®	$113,049	$96,910	17%
SUPPRELIN® LA	20,135	23,577	(15)%
Other Specialty(1)	15,219	21,694	(30)%

Total Specialty Products	$148,403	$142,181	4%

Established Products:
PERCOCET®	$24,544	$26,056	(6)%
TESTOPEL®	10,491	10,989	(5)%
Other Established(2)	17,358	18,347	(5)%

Total Established Products	$52,393	$55,392	(5)%

Total Branded Pharmaceuticals(3)	$200,796	$197,573	2%

(1)	Products included within Other Specialty include AVEED® and NASCOBAL® Nasal Spray
(2)	Products included within Other Established include, but are not limited to, EDEX®.
(3)

Individual products presented above represent the top two performing products in each product category for the three months ended March 31, 2024 and/or any product having revenues in excess of $25 million during any completed quarterly period in 2024 or 2023.

Specialty Products

The increase in XIAFLEX® revenues for the three months ended March 31, 2024 was primarily attributable to increased net price of approximately 9% and increased volumes. Approximately 5% of the increased net price is a result of preliminary Inflation Reduction Act vial wastage rebate reserves, reflected for the three months ended March 31, 2023, that are not reflected for the three months ended March 31, 2024 as a result of XIAFLEX® not being impacted by the final vial wastage rebate determination. Increased volumes of approximately 8% for the three months ended March 31, 2024 were primarily the result of higher demand and timing of shipments.

The decrease in SUPPRELIN® LA revenues for the three months ended March 31, 2024 was primarily attributable to decreased volumes due to lower demand and overall market contraction, partially offset by increased net price.

The decrease in Other Specialty revenues for the three months ended March 31, 2024 was primarily attributable to a one-time gross to net reserve adjustment related to a product discontinuation.

Established Products

Established Products revenues for the three months ended March 31, 2024 were broadly in line with the prior year.

Our Established Products portfolio has been and is likely to continue to be affected by ongoing competitive pressures. The effects of competition could result in revenue decreases or otherwise impact future periods, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Sterile Injectables. The following table displays the significant components of our Sterile Injectables revenues from external customers for the three months ended March 31, 2024 and 2023 (in thousands of U.S. dollars, except for percentages):

	Three Months Ended March 31,		% Change
	2024	2023	2024 vs. 2023
ADRENALIN®	$27,367	$25,575	7%
VASOSTRICT®	26,953	25,951	4%
Other Sterile Injectables(1)	43,914	49,729	(12)%

Total Sterile Injectables(2)	$98,234	$101,255	(3)%

(1)	Products included within Other Sterile Injectables include, but are not limited to, APLISOL®.
(2)

Individual products presented above represent the top two performing products within the Sterile Injectables segment for the three months ended March 31, 2024 and/or any product having revenues in excess of $25 million during any completed quarterly period in 2024 or 2023.

The increase in ADRENALIN® revenues for the three months ended March 31, 2024 was primarily driven by a 13% increase in volumes, partially offset by a 6% decrease to net price.

The increase in VASOSTRICT® revenues for the three months ended March 31, 2024 was primarily driven by a 23% increase in volumes, partially offset by a 19% decrease to net price.

The decrease in Other Sterile Injectables revenues for the three months ended March 31, 2024 was primarily attributable to decreased volumes resulting from ongoing competitive pressures.

Our Sterile Injectables segment is likely to continue to be affected by ongoing competitive pressures. This could result in revenue decreases or otherwise impact future periods, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Generic Pharmaceuticals. The decrease in Generic Pharmaceuticals revenues for the three months ended March 31, 2024 was primarily attributable to increased pricing pressures on varenicline tablets and the entry of competition on dexlansoprazole delayed release capsules, partially offset by increased revenues from lidocaine patch 5% associated with increased volumes from new business opportunities.

For the three months ended March 31, 2023, varenicline tablets made up 15% of consolidated total revenues. For the three months ended March 31, 2024 varenicline tablets made up less than 5% of consolidated total revenues. During the year ended December 31, 2023, multiple competitors launched alternative generic versions of varenicline tablets. These launches began to impact both the market share and product price of Endo International plc toward the middle of the first quarter of 2023, and the effects of additional subsequent competition has accelerated both price and volume erosion within the overall market.

Other products in our Generic Pharmaceuticals segment are also likely to continue to be affected by ongoing competitive pressures. These factors could result in revenue decreases or otherwise impact future periods, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Segment adjusted income from continuing operations before income tax. The following table displays our Segment adjusted income from continuing operations before income tax (the measure we use to evaluate segment performance) by reportable segment for the three months ended March 31, 2024 and 2023 (in thousands of U.S. dollars, except for percentages):

	Three Months Ended March 31,		% Change
	2024	2023	2024 vs. 2023
Branded Pharmaceuticals	$104,093	$96,265	8%
Sterile Injectables	$37,070	$41,090	(10)%
Generic Pharmaceuticals	$25,456	$91,687	(72)%
International Pharmaceuticals	$3,486	$5,347	(35)%

Branded Pharmaceuticals. The increase in Segment adjusted income from continuing operations before income tax for the three months ended March 31, 2024 was primarily attributable to the gross margin effects of the increased revenues further described above.

Sterile Injectables. The decrease in Segment adjusted income from continuing operations before income tax for the three months ended March 31, 2024 was primarily attributable to the gross margin effects of the decreased revenues further described above.

Generic Pharmaceuticals. The decrease in Segment adjusted income from continuing operations before income tax for the three months ended March 31, 2024 was primarily attributable to the gross margin effects of the decreased revenues, further described above, and product mix.

Comparison of Fiscal Years 2023, 2022 and 2021

Revenues, net.

The following table displays our revenue by reportable segment for the years ended December 31, 2023, 2022 and 2021 (in thousands of U.S. dollars, except for percentages):

	2023	2022	2021	% change 2023 vs. 2022	% change 2022 vs. 2021
Branded Pharmaceuticals	$859,087	$851,142	$893,617	1%	(5)%
Sterile Injectables	429,563	589,633	1,266,097	(27)%	(53)%
Generic Pharmaceuticals	650,352	795,457	740,586	(18)%	7%
International Pharmaceuticals(1)	72,516	82,643	92,906	(12)%	(11)%

Total net revenues from external customers	$2,011,518	$2,318,875	$2,993,206	(13)%	(23)%

(1)	Revenues generated by our International Pharmaceuticals segment are primarily attributable to external customers located in Canada.

Branded Pharmaceuticals. The following table displays the significant components of our Branded Pharmaceuticals revenues from external customers for the years ended December 31, 2023, 2022 and 2021 (in thousands of U.S. dollars, except for percentages):

	2023	2022	2021	% change 2023 vs. 2022	% change 2022 vs. 2021
Specialty Products:
XIAFLEX®	$475,014	$438,680	$432,344	8%	1%
SUPPRELIN® LA	96,849	113,011	114,374	(14)%	(1)%
Other Specialty(1)	73,797	70,009	86,432	5%	(19)%
Total Specialty Products	$645,660	$621,700	$633,150	4%	(2)%
Established Products:
PERCOCET®	$106,375	$103,943	$103,788	2%	—%
TESTOPEL®	42,464	38,727	43,636	10%	(11)%
Other Established(2)	64,588	86,772	113,043	(26)%	(23)%
Total Established Products	$213,427	$229,442	$260,467	(7)%	(12)%

Total Branded Pharmaceuticals(3)	$859,087	$851,142	$893,617	1%	(5)%

(1)	Products included within Other Specialty include AVEED®, NASCOBAL® Nasal Spray and QWO®.
(2)	Products included within Other Established include, but are not limited to, EDEX®.
(3)

Individual products presented above represent the top two performing products in each product category for the year ended December 31, 2023 and/or any product having revenues in excess of $25.0 million during any completed quarterly period in 2023, 2022 or 2021.

Specialty Products

Certain of our products that are physician administered, including XIAFLEX®, generally experienced decreased sales volumes during the COVID-19 pandemic due to reduced physician office activity and patient office visits. The pandemic and other market conditions also created a high backlog of demand for non-elective urology procedures, which has in certain cases reduced the utilization of XIAFLEX® by healthcare providers.

The increase in XIAFLEX® revenues in 2023 was primarily attributable to increased net price of approximately 7% and volumes. Increased volumes for 2023 were primarily driven by annual demand growth of approximately 2%, partially impacted by inventory destocking during the first quarter of 2023. The increase in XIAFLEX® revenues in 2022 was primarily attributable to increased net price, partially offset by lower volumes. The decrease in volumes was primarily driven by continued challenging market conditions as further described above and the ongoing impact from a disruption experienced by our third-party specialty pharmacy provider during the third quarter of 2022.

The decrease in SUPPRELIN® LA revenues in 2023 was primarily attributable to decreased volumes due to lower demand and overall market contraction. The decrease in SUPPRELIN® LA revenues in 2022 was primarily attributable to decreased volumes, partially offset by increased net price.

The increase in Other Specialty revenues in 2023 was primarily attributable to increased net price, partially offset by decreased volumes. The decrease in Other Specialty revenues in 2022 was primarily attributable to decreased NASCOBAL® Nasal Spray revenues, partially offset by increased AVEED® revenues.

Established Products

PERCOCET® revenues in 2023 were broadly in line with the prior year.

The increase in TESTOPEL® revenues in 2023 was primarily attributable to increased volumes as a result of increased demand. The decrease in TESTOPEL® revenues in 2022 was primarily attributable to decreased volumes.

The decrease in Other Established revenues in both 2023 and 2022 was primarily attributable to ongoing competitive pressures impacting this product portfolio, product discontinuations and certain other factors.

Our Established Products portfolio has been and is likely to continue to be affected by ongoing competitive pressures. The effects of competition could result in revenue decreases or otherwise impact future periods, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Sterile Injectables. The following table displays the significant components of our Sterile Injectables revenues from external customers for the years ended December 31, 2023, 2022 and 2021 (in thousands of U.S. dollars, except for percentages):

	2023	2022	2021	% change 2023 vs. 2022	% change 2022 vs. 2021
VASOSTRICT®	$93,180	$253,696	$901,735	(63)%	(72)%
ADRENALIN®	99,910	114,304	124,630	(13)%	(8)%
Other Sterile Injectables(1)	236,473	221,633	239,732	7%	(8)%

Total Sterile Injectables(2)	$429,563	$589,633	$1,266,097	(27)%	(53)%

(1)	Products included within Other Sterile Injectables include, but are not limited to, APLISOL®.
(2)

Individual products presented above represent the top two performing products within the Sterile Injectables segment for the year ended December 31, 2023 and/or any product having revenues in excess of $25.0 million during any completed quarterly period in 2023, 2022 or 2021. No individual product within Other Sterile Injectables has exceeded 5% of consolidated total revenues for the periods presented.

The decrease in ADRENALIN® revenues in both 2023 and 2022 was primarily attributable to decreased net price and decreased volumes, both due to the impact of competition.

The decrease in VASOSTRICT® revenues in both 2023 and 2022 was primarily driven by decreases to both volumes and net price, which was primarily attributable to the impact of generic competition as well as lower overall market demand as COVID-19-related hospital utilization levels declined. During the first quarter of 2022, multiple competitive generic alternatives to VASOSTRICT® were launched. Since then, additional competitive alternatives entered the market, including authorized generics. These launches began to significantly impact both the market share and product price of Endo International plc toward the middle of the first quarter of 2022, and the effects of competition have since increased. Additionally, beginning late in the first quarter of 2022, COVID-19-related hospital utilization levels began to decline, resulting in significantly decreased market volumes for both branded and competing generic alternatives to VASOSTRICT®. In February 2022, we launched VASOSTRICT® in an RTU bottle, representing the first and only RTU formulation of the drug. The bottle formulation now represents a meaningful portion of the overall vasopressin market. Nevertheless, the factors described above could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The increase in Other Sterile Injectables revenues in 2023 was primarily attributable to the Novavax Settlement Agreement, partially offset by decreased net price. The decrease in Other Sterile Injectables revenues in 2022 was primarily attributable to decreased price, partially offset by increased volumes.

Our Sterile Injectables segment is likely to continue to be affected by ongoing competitive pressures. This could result in revenue decreases or otherwise impact future periods, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Generic Pharmaceuticals. The decrease in Generic Pharmaceuticals revenues in 2023 was primarily attributable to competitive pressures on certain generic products including varenicline tablets and lubiprostone capsules, partially offset by the revenues from dexlansoprazole delayed release capsules, which launched in November 2022. The increase in Generic Pharmaceuticals revenues in 2022 was primarily attributable to revenues from varenicline tablets (our generic version of Pfizer Inc.’s Chantix®), which launched in September 2021, partially offset by competitive pressures on certain generic products.

During the year ended December 31, 2023, multiple competitors launched alternative generic versions of varenicline tablets. These launches began to impact both the market share and product price of Endo International plc toward the middle of the first quarter of 2023, and the effects of additional subsequent competition has accelerated both price and volume erosion within the overall market. The effects of competition are likely to increase in future periods, impacting our Generic Pharmaceuticals segment. Other products in Endo International plc’s Generic Pharmaceuticals segment are also likely to continue to be affected by ongoing competitive pressures. These factors could result in revenue decreases or otherwise impact future periods, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

International Pharmaceuticals. The decrease in International Pharmaceuticals revenues in 2022 was primarily attributable to competitive pressures and the expiration of a product agreement. This segment is likely to continue to be affected by ongoing competitive pressures. This could result in revenue decreases or otherwise impact future periods, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Segment adjusted income from continuing operations before income tax. The following table displays our Segment adjusted income from continuing operations before income tax (the measure we use to evaluate segment performance) by reportable segment for the years ended December 31, 2023, 2022 and 2021 (in thousands of U.S. dollars, except for percentages):

	2023	2022	2021	% change 2023 vs. 2022	% change 2022 vs. 2021
Branded Pharmaceuticals	$459,309	$366,554	$384,186	25%	(5)%
Sterile Injectables	$157,179	$349,424	$998,453	(55)%	(65)%
Generic Pharmaceuticals	$237,870	$336,133	$160,046	(29)%	NM
International Pharmaceuticals	$16,733	$19,920	$30,325	(16)%	(34)%

*	NM indicates that the percentage change is not meaningful or is greater than 100%.

Branded Pharmaceuticals. The increase in Segment adjusted income from continuing operations before income tax in 2023 was primarily attributable to decreased costs as a result of the 2022 Restructuring Initiative, decreased costs associated with certain legal matters and the gross margin effects of the increased revenues further described above. The decrease in Segment adjusted income from continuing operations before income tax in 2022 was primarily attributable to the gross margin effects of the decreased segment revenues further described above, as well as increased costs associated with our investment in consumer marketing efforts supporting XIAFLEX® and certain legal matters, partially offset by decreased costs associated with our commercial investment in QWO®.

Sterile Injectables. The decrease in Segment adjusted income from continuing operations before income tax in both 2023 and 2022 was primarily attributable to the gross margin effects of the decreased revenues further described above.

Generic Pharmaceuticals. The decrease in Segment adjusted income from continuing operations before income tax in 2023 was primarily attributable to the gross margin effects of the decreased revenues further described above, partially offset by lower Selling, general and administrative expenses resulting from reduced legal expenses and the impact of prior restructurings. The increase in Segment adjusted income from continuing operations before income tax in 2022 was primarily attributable to the gross margin effects of the increased segment revenues further described above, as well as the favorable changes in product mix, which primarily related to varenicline tablets.

Liquidity and Capital Resources

On the Petition Date, certain of the Debtors filed voluntary petitions for relief under the Bankruptcy Code, which constituted an event of default that accelerated our obligations under substantially all of our then-outstanding debt instruments. Section 362 of the Bankruptcy Code stayed creditors from taking any action to enforce the related financial obligations and creditors’ rights of enforcement in respect of the debt instruments were subject to the applicable provisions of the Bankruptcy Code until consummation of the Plan on the Effective Date. See Note 1, “Basis of Presentation,” Note 2, “Bankruptcy Proceedings” and Note 13, “Debt,” in the unaudited condensed consolidated financial statements of Endo International plc included elsewhere in this prospectus for further discussion. In connection with the Plan, Endo, Inc. incurred indebtedness of $2.5 billion in the form of new money first lien secured debt financing on the Effective Date. No amounts were drawn on our revolving credit facilities on the Effective Date. See Note 2, “Bankruptcy Proceedings,” in the unaudited condensed consolidated financial statements of Endo International plc included elsewhere in this prospectus for additional information about the Exit Financing Debt.

Our principal source of liquidity is cash generated from operations. Cash and cash equivalents, which primarily consisted of bank deposits and money market accounts, totaled $641.4 million at March 31, 2024 compared to $777.9 million at December 31, 2023. Additionally, after the Effective Date, we have $400.0 million of unused borrowing capacity under our New Revolving Facility. Our principal liquidity requirements are primarily for working capital for operations, licenses, capital expenditures, mergers and acquisitions (including upfront and milestone payments to third parties), income taxes, litigation-related and other contingent liabilities, debt service payments (including, prior to the effectiveness of the Plan, adequate protection payments on all of our debt instruments except for our senior unsecured notes and the 9.50% Senior Secured Second Lien Notes due 2027, also referred to herein as the First Lien Debt Instruments, and, following the effectiveness of the Plan, principal and interest payments on the Exit Financing Debt and, prior to the effectiveness of the Plan, other amounts related to the bankruptcy proceedings).

Our business is exposed to a variety of material risks as further described herein. We may face unexpected costs in connection with our business operations and our ongoing and future legal proceedings, governmental investigations and other contingent liabilities (including potential costs related to settlements and judgments, as well as legal defense costs). See “Risk Factors.” On a longer-term basis, we may not be able to accurately predict the effect of certain developments on our sales and gross margins, such as the degree of market acceptance, patent protection and exclusivity of our products, pricing pressures (including those due to the impact of competition), the effectiveness of our sales and marketing efforts and the outcome of our current efforts to develop, receive approval for and successfully launch our product candidates. Furthermore, we may not be successful in implementing, or may face unexpected changes or expenses in connection with, our strategic direction, including the potential for opportunistic corporate development transactions. Additionally, as further discussed in Note 1, “Basis of Presentation,” in the unaudited condensed consolidated financial statements of Endo International plc included elsewhere in this prospectus, management concluded that there was substantial doubt regarding Endo International plc’s ability to continue as a going concern within one year after the date of the issuance of the unaudited condensed consolidated financial statements for the quarterly period ended March 31, 2024. Any of the above could have a material adverse effect on our business, financial condition, results of operations and cash flows and require us to seek additional sources of liquidity and capital resources as described below.

To the extent we are required or choose to seek third-party financing in the future, there can be no assurance that we would be able to obtain any such required financing on a timely basis or at all, particularly in light of the bankruptcy proceedings and the corresponding event of default on our then-existing debt instruments.

Additionally, any future financing arrangements could include terms that are not commercially beneficial to us, which could further restrict our operations and exacerbate any impact on our results of operations and liquidity that may result from any of the factors described herein or other factors. At any given time, we may be evaluating or pursuing one or more opportunities to reduce our liquidity position. Any such activities could impact our results of operations.

Indebtedness. Prior to the effectiveness of the Plan, Endo International plc and certain of its subsidiaries were party to that certain amended and restated credit agreement, dated as of March 25, 2021, as amended, restated, amended and restated, supplemented or otherwise modified from time to time, also referred to herein as the Credit Agreement, governing the Credit Facilities and the indentures governing various senior secured and senior unsecured notes. See Note 2, “Bankruptcy Proceedings,” and Note 13, “Debt,” in the unaudited condensed consolidated financial statements of Endo International plc and Note 15, “Debt,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus for additional information about our indebtedness prior to the consummation of the Plan, including information about amounts outstanding, maturities, interest rates, security, priority, certain recent debt financing transactions and the effects of bankruptcy-related proceedings and the corresponding event of default for the periods presented.

Working capital. The components of our working capital and our liquidity at March 31, 2024 and December 31, 2023, 2022 and 2021 are below (in thousands of U.S. dollars, except for ratio):

	March 31, 2024	December 31, 2023	December 31, 2022	December 31, 2021
Total current assets	$1,628,602	$1,668,501	$2,076,768	$2,714,586
Less: total current liabilities	495,548	538,794	689,627	1,629,962

Working capital	$1,133,054	$1,129,707	$1,387,141	$1,084,624

Current ratio (total current assets divided by total current liabilities)	3.3:1	3.1:1	3.0:1	1.7:1

Working capital increased by $3.3 million from December 31, 2023 to March 31, 2024. During this period, working capital benefited from the favorable impacts to net current assets resulting from revenues and gross margins, which are further described above, as well as the movement of $85 million from noncurrent Other assets at December 31, 2023 to current Restricted cash and cash equivalents at March 31, 2024 in connection with the settlement agreement with TLC. See Note 10, “License, Collaboration and Asset Acquisition Agreements,” in the unaudited condensed consolidated financial statements of Endo International plc included elsewhere in this prospectus for additional information. These benefits were partially offset by, among other things, the following current period activity: (i) adequate protection payments of $150.5 million; (ii) certain expenses incurred in connection with the bankruptcy proceedings and certain restructuring and other cost reduction initiatives; and (iii) Capital expenditures, excluding capitalized interest, net of Proceeds from the U.S. Government Agreement, of $11.3 million.

Working capital decreased by $257.4 million from December 31, 2022 to December 31, 2023. During this period, working capital benefited from the favorable impacts to net current assets resulting from revenues and gross margins, which are further described above. These benefits were more than offset by, among other things, the following current period activity: (i) adequate protection payments of $592.8 million; (ii) certain expenses incurred in connection with the bankruptcy proceedings and certain restructuring and other cost reduction initiatives; and (iii) Capital expenditures, excluding capitalized interest, net of Proceeds from the U.S. Government Agreement, of $54.9 million.

Working capital increased by $302.5 million from December 31, 2021 to December 31, 2022. During this period, working capital benefited from the favorable impacts to net current assets resulting from revenues and gross margins, which are further described above. These benefits were partially offset by, among other things, the following current period activity: (i) Capital expenditures, excluding capitalized interest, net of Proceeds from the U.S. Government Agreement, of $81.1 million; (ii) Acquired in-process research and development charges of $68.7 million; and (iii) certain expenses incurred in connection with the bankruptcy proceedings and certain restructuring and other cost reduction initiatives.

The bankruptcy proceedings have also resulted in adjustments to the classification of certain assets and liabilities in our consolidated balance sheets during 2022, which have resulted in significant changes to our working capital. For example, many liabilities previously included in current liabilities have been reclassified as Liabilities subject to compromise and are therefore no longer part of our working capital. The classification of our assets and liabilities in our consolidated balance sheets may continue to change significantly, which could result in material changes to our working capital prior to the consummation of the Plan. See Note 2, “Bankruptcy Proceedings,” and Note 15, “Debt,” in the audited consolidated financial statements of Endo International plc and Note 2, “Bankruptcy Proceedings,” and Note 13, “Debt,” in the unaudited condensed consolidated financial statements of Endo International plc included elsewhere in this prospectus for additional information.

The following table summarizes our unaudited condensed consolidated statements of cash flows for the three months ended March 31, 2024 and 2023 (in thousands of U.S. dollars):

	Three Months Ended March 31,
	2024	2023
Net cash flow provided by (used in):
Operating activities	$25,794	$62,096
Investing activities	(10,463)	(21,364)
Financing activities	(153,319)	(144,715)
Effect of foreign exchange rate	(784)	394

Net decrease in cash, cash equivalents, restricted cash and restricted cash equivalents	$(138,772)	$(103,589)

Operating activities. Net cash provided by operating activities represents the cash receipts and cash disbursements from all of our activities other than investing activities and financing activities. Changes in cash from operating activities reflect, among other things, the timing of cash collections from customers, payments to suppliers, managed care organizations, government agencies, collaborative partners and employees in the ordinary course of business, as well as the timing and amount of cash payments and/or receipts related to interest, litigation-related matters, restructurings, reorganization items, income taxes and certain other items.

The $36.3 million decrease in Net cash provided by operating activities during the three months ended March 31, 2024 compared to the prior year period was primarily due to reduced varenicline tablets revenues, partially offset by decreased payments for professional fees associated with the bankruptcy proceedings and certain related transactions.

It is possible that our operating cash flows could decline in the future as a result of, among other things, reductions in revenues and payments associated with the implementation of the transactions contemplated by the Plan following the Effective Date.

Investing activities. The $10.9 million decrease in Net cash used in investing activities during the three months ended March 31, 2024 compared to the prior year period was primarily attributable to a decrease in Capital expenditures, excluding capitalized interest of $14.7 million, partially offset by a decrease in Proceeds from the U.S. Government Agreement of $3.6 million.

Financing activities. During the three months ended March 31, 2024 and 2023, Net cash used in financing activities primarily related to adequate protection payments of $150.5 million and $142.9 million, respectively.

The following table summarizes our consolidated statements of cash flows for the years ended December 31, 2023, 2022 and 2021 (in thousands of U.S. dollars):

	2023	2022	2021
Net cash flow provided by (used in):
Operating activities	$435,098	$269,193	$411,050
Investing activities	(49,794)	(133,147)	(59,544)
Financing activities	(604,628)	(513,873)	(105,481)
Effect of foreign exchange rate	704	(4,242)	285

Net (decrease) increase in cash, cash equivalents, restricted cash and restricted cash equivalents	$(218,620)	$(382,069)	$246,310

Operating activities. Net cash provided by operating activities represents the cash receipts and cash disbursements from all of our activities other than investing activities and financing activities. Changes in cash from operating activities reflect, among other things, the timing of cash collections from customers, payments to suppliers, MCOs, government agencies, collaborative partners and employees in the ordinary course of business, as well as the timing and amount of cash payments and/or receipts related to interest, litigation-related matters, restructurings, reorganization items, income taxes and certain other items.

The $165.9 million increase in Net cash provided by operating activities in 2023 compared to 2022 was primarily due to reduced litigation costs, as a result of the automatic stay, reduced payments for opioid-related matters and reduced interest payments (which have historically been reflected as operating cash flows) on most of our debt instruments, as further discussed in Note 2, “Bankruptcy Proceedings” and Note 15, “Debt,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus. As further discussed below, adequate protection payments related to our First Lien Debt Instruments were reflected as financing cash flows for the periods presented. These increases were offset by reduced varenicline tablets and VASOSTRICT® revenues and increased payments for professional fees associated with the bankruptcy proceedings and certain related transactions.

The $141.9 million decrease in Net cash provided by operating activities in 2022 compared to 2021 was primarily due to reduced VASOSTRICT® revenues, partially offset by decreased payments to settle a variety of liabilities resulting from payment delays and/or other reductions related to the contingency planning and bankruptcy proceedings. Additionally, as further discussed in Note 15, “Debt,” in the audited consolidated financial statements of Endo International plc included elsewhere in this prospectus, after the Petition Date, we did not make interest payments (which have historically been reflected as operating cash flows) on most of our debt instruments; we instead made certain adequate protection payments related to our First Lien Debt Instruments, which were reflected as financing cash flows for the periods presented.

It is possible that our operating cash flows could decline in the future as a result of, among other things, reductions in revenues and payments associated with the implementation of the transactions contemplated by the Plan following the Effective Date.

Investing activities. The $83.4 million decrease in Net cash used in investing activities in 2023 compared to 2022 was primarily attributable to: (i) a decrease in Acquisitions, including in-process research and development, net of cash and restricted cash acquired of $90.3 million, and (ii) an increase in Proceeds from the U.S. Government Agreement of $20.8 million. The changes were partially offset by a decrease in Proceeds from sale of business and other assets of $36.3 million.

The $73.6 million increase in Net cash used in investing activities in 2022 compared to 2021 was primarily attributable to: (i) an increase in Acquisitions, including in-process research and development, net of cash and restricted cash acquired of $85.3 million and (ii) an increase in Capital expenditures, excluding capitalized interest of $21.8 million. The changes were partially offset by: (i) an increase in Proceeds from the U.S. Government Agreement of $18.6 million and (ii) an increase in Proceeds from sale of business and other assets, net of $11.1 million.

Financing activities. During 2023, Net cash used in financing activities primarily related to adequate protection payments of $592.8 million.

During 2022, Net cash used in financing activities primarily related to: (i) adequate protection payments of $313.1 million; (ii) repayments of notes of $180.3 million; and (iii) repayments of term loans of $10.0 million.

During 2021, Net cash used in financing activities related primarily to: (i) the March 2021 Refinancing Transactions, including the payment of approximately $43.6 million of associated costs and fees; (ii) repayments of revolving debt of $22.8 million; (iii) repayments of term loans subsequent to the March 2021 Refinancing Transactions of $15.0 million; and (iv) payments of tax withholding for restricted shares of $14.8 million.

R&D. As further described above under “—Results of Operations,” in recent years, we have incurred significant expenditures related to R&D. We expect to continue to incur R&D expenditures related to the development and advancement of our current product pipeline and any additional product candidates we may add via license, acquisition or organically. The results of any ongoing or future nonclinical or clinical trials related to these projects may not be successful, additional trials may be required, any compound, product or indication under development may not receive regulatory approval in a timely manner or at all or such compound, product or indication may not be successfully manufactured in accordance with local current good manufacturing practices or marketed successfully, or we may not have sufficient funds to develop or commercialize any of our products.

Manufacturing, supply and other service agreements. We contract with various third-party manufacturers, suppliers and service providers to supply our products, or materials used in the manufacturing of our products, and to provide additional services such as packaging, processing, labeling, warehousing, distribution and customer service support. Any interruption to the goods or services provided for by these and similar contracts could have a material adverse effect on our business, financial condition, results of operations and cash flows.

License, collaboration and asset acquisition agreements. We could become obligated to make certain contingent payments pursuant to our license, collaboration and asset acquisition agreements. Except for upfront payments, payments under these agreements generally become due and payable only upon the achievement of certain developmental, regulatory, commercial and/or other milestones. Due to the fact that it is uncertain whether and when certain of these milestones will be achieved, they have not been recorded in our consolidated balance sheets. In addition, we may be required to make sales-based royalty or similar payments under certain arrangements.

Legal proceedings. We are subject to various patent challenges, product liability claims, government investigations and other legal proceedings in the ordinary course of business. Contingent accruals are recorded when we determine that a loss is both probable and reasonably estimable. Due to the fact that legal proceedings and other contingencies are inherently unpredictable, our assessments involve significant judgments regarding future events. For additional discussion of legal proceedings for the periods presented, see Note 16, “Commitments and Contingencies,” in the audited consolidated financial statements of Endo International plc and Note 14, “Commitments and Contingencies,” in the unaudited condensed consolidated financial statements of Endo International plc included elsewhere in this prospectus.

Cash Requirements for Contractual and Other Obligations. As of March 31, 2024, we have various contractual and other obligations that we expect will require the use of cash in both the short-term and long-term. These include, without limitation, the following: (i) payments related to our debt, including principal and interest and/or adequate protection payments prior to the effectiveness of the Plan; (ii) lease payments; (iii) obligations related to license and collaboration agreements; (iv) commitments for capital expenditures; (v) other purchase obligations, which represent enforceable and legally binding obligations for purchases of goods and services, including minimum inventory contracts, that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and timing; and (vi) contractual payments for certain legal liability settlements.

See Note 9, “Leases,” Note 12, “License, Collaboration and Asset Acquisition Agreements,” Note 15, “Debt,” and Note 16, “Commitments and Contingencies,” in the audited consolidated financial statements of Endo International plc and Note 2, “Bankruptcy Proceedings,” and Note 13, “Debt,” in the unaudited condensed consolidated financial statements of Endo International plc included elsewhere in this prospectus for additional information about these obligations including, to the extent material, quantitative information about the related cash requirements.

Information about our unrecognized income tax positions is included in Note 21, “Income Taxes,” in the audited consolidated financial statements of Endo International plc and Note 18, “Income Taxes,” in the unaudited condensed consolidated financial statements of Endo International plc included elsewhere in this prospectus. Due to the nature and timing of the ultimate outcome of these unrecognized income tax positions, we could not make a reliable estimate of the amount and period of related future payments, if any. In connection with the effectiveness of the Plan and emergence from bankruptcy, all uncertain federal income tax positions were resolved as a result of the U.S. Government Economic Settlement. The Chapter 11 Cases have affected certain of the obligations described above, as further discussed herein.

Additionally, we have made significant cash payments to date as a direct result of the bankruptcy proceedings, including payments for related professional fees. Prior to the consummation of the Plan, we continued to incur significant expenditures as a result of the bankruptcy proceedings and certain related transactions.

For additional discussion of the bankruptcy proceedings, refer to Note 2, “Bankruptcy Proceedings,” in the audited consolidated financial statements of Endo International plc and the unaudited condensed consolidated financial statements of Endo International plc included elsewhere in this prospectus.

Fluctuations. Our quarterly results have fluctuated in the past and may continue to fluctuate. These fluctuations may be due to the business and financial statement effects of, among other things, new product launches by us or our competitors; market acceptance of our products; purchasing patterns of our customers; changes in pricing; changing inflation and interest rates; changes in the availability of our products; litigation-related and other contingencies; mergers, acquisitions, divestitures and other related activity; restructurings and other cost-reduction initiatives; strategic review initiatives; financing activities; public health crises, like the recent COVID-19 pandemic, and epidemics; acquired in-process research and development charges; asset impairment charges; share-based and other long-term incentive compensation; and changes in the fair value of financial instruments. Additionally, a substantial portion of our total revenues are through three wholesale distributors who in turn supply our products to pharmacies, hospitals and physicians. Accordingly, we are potentially subject to a concentration of credit risk with respect to our trade receivables.

Inflation. Materials, equipment and labor shortages, shipping, logistics and other delays and other supply chain and manufacturing disruptions continue to make it more difficult and costly for us to obtain raw materials, supplies or services from third parties, to manufacture our own products and to pursue clinical development activities. Economic or political instability or disruptions, such as the conflict in Ukraine and the Middle East, could negatively affect our supply chain or increase our costs. While we do not believe that inflation had a material adverse effect on our financial statements for the periods presented, if these types of events or disruptions continue to occur, they could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Off-balance sheet arrangements. We have no off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the potential loss arising from adverse changes in the financial markets, including interest rates and foreign currency exchange rates.

Interest Rate Risk

Prior to the consummation of the Plan, our exposure to interest rate risk related primarily to the variable-rate indebtedness associated with our then-outstanding Credit Facilities. Borrowings under the Credit Facilities from time to time required payments calculated using variable rates, in certain cases subject to a floor. At both March 31, 2024 and December 31, 2023, a hypothetical 1% increase in the applicable rate over any applicable floor would have resulted in the incurrence of approximately $22.5 million of incremental payments (representing the annual rate of incurrence) related to our variable-rate debt borrowings.

As of March 31, 2024 and December 31, 2023, we had no other assets or liabilities with significant interest rate sensitivity. Upon the effectiveness of the Plan, Endo, Inc. entered into agreements governing the Exit Financing Debt, which provide for variable-rate indebtedness.

Foreign Currency Exchange Rate Risk

We operate and transact business in various foreign countries and are therefore subject to risks associated with foreign currency exchange rate fluctuations. Endo International plc manages this foreign currency risk, in part, through operational means including managing foreign currency revenues in relation to same-currency costs and foreign currency assets in relation to same-currency liabilities. Endo International plc is also exposed to potential earnings effects from intercompany foreign currency assets and liabilities that arise from normal trade receivables and payables and other intercompany loans. Additionally, certain of the subsidiaries of Endo International plc maintain their books of record in currencies other than their respective functional currencies. These subsidiaries’ financial statements are remeasured into their respective functional currencies. Such remeasurement adjustments could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The assets and liabilities of certain of our international subsidiaries are also translated to U.S. dollars at period-end exchange rates. Translation adjustments arising from the use of differing exchange rates are included in Accumulated other comprehensive loss. Gains and losses on foreign currency transactions and short-term intercompany receivables from foreign subsidiaries are included in Other income, net in the consolidated statements of operations. See Note 20, “Other Income, Net,” in the audited consolidated financial statements of Endo International plc and Note 17, “Other Expense (Income), Net,” in the unaudited condensed consolidated financial statements of Endo International plc included elsewhere in this prospectus for the amounts of Foreign currency (gain) loss, net.

Based on our significant foreign currency denominated intercompany loans, we separately considered the hypothetical impact of a 10% change in the underlying currencies of our foreign currency denominated intercompany loans, relative to the U.S. dollar, at March 31, 2024 and December 31, 2023. A 10% change at March 31, 2024 would have resulted in approximately $11.7 million in incremental foreign currency losses on such date. A 10% change at December 31, 2023 would have resulted in approximately $11.0 million in incremental foreign currency losses on such date.

BUSINESS

Unless otherwise indicated or required by the context, references throughout this section to “Endo International plc,” “we,” “our” or “us” refer to Endo International plc and its subsidiaries prior to consummation of the Plan and Endo, Inc. and its subsidiaries after consummation of the Plan on the Effective Date.

Our Vision

To help everyone we serve live their best life.

Our Mission

To develop and deliver life-enhancing products through focused execution.

Overview

Endo, Inc. is a newly formed company that was created in December 2023 to facilitate the acquisition from the Debtors of substantially all of the assets of the Debtors and certain liabilities and equity of their and their non-debtor affiliates on the Effective Date of the Plan. See “The Chapter 11 Restructuring” for further information. Following the sale and as of the Effective Date, Endo, Inc. is a diversified specialty pharmaceutical company that develops, manufactures, markets and sells a broad portfolio of pharmaceutical products across four reportable segments: Branded Pharmaceuticals, Sterile Injectables, Generic Pharmaceuticals and International Pharmaceuticals.

We generated total revenues of $419.5 million and $515.3 million in the three months ended March 31, 2024 and 2023, respectively, and $2.01 billion, $2.32 billion and $2.99 billion in the years ended December 31, 2023, 2022 and 2021, respectively. However, we generated net losses of $154.2 million and $3.3 million in the three months ended March 31, 2024 and 2023, respectively, and $2.45 billion, $2.92 billion and $613.3 million in the years ended December 31, 2023, 2022 and 2021, respectively.

Although we operate in a competitive environment and are subject to regulatory, manufacturing, supply chain and distribution risks like many of our peers, we believe we have a strong foundation to drive growth and create value over the long-term. We have a durable, patent-protected, branded pipeline-in-a-product, XIAFLEX®, within our Branded Pharmaceutical segment. XIAFLEX® has two on-market indications that have experienced continued growth over the last several years and additional indications that we believe are promising and for which clinical and pre-clinical development activities are underway. Revenue from XIAFLEX® has increased by a compound annual growth rate of approximately 16% between 2014 and 2023, including annual growth of approximately 1.5% and 8.3% in 2022 and 2023, respectively. We also have a deep pipeline of differentiated products within our Sterile Injectables segment. In addition, we have portfolios of mature products across our Branded Pharmaceuticals, Generic Pharmaceuticals and International Pharmaceuticals segments that we believe can deliver steady cash flows with limited targeted investments. Finally, we believe we have the commercial expertise, product development know-how and manufacturing capabilities to support our current product portfolio as well as our pipeline of product candidates.

Our core areas of growth include the Specialty Products portfolio within our Branded Pharmaceuticals segment and our Sterile Injectables segment. The Specialty Products portfolio is primarily focused on non-surgical treatment options for conditions treated by urologists, orthopedic surgeons and other specialists. The Sterile Injectables portfolio is focused on ready-to-use and differentiated products which are primarily used in hospital settings. We believe these product portfolios provide the greatest opportunity for us to generate durable revenue and cash flow growth.

While our primary focus is on organic growth, we evaluate and, where appropriate, execute on opportunities to expand through the licensing or acquisition of products or companies in our core growth areas that can meet an unmet need, are complementary or adjacent to our current product portfolio, have an attractive growth profile and return on investment, and can leverage our existing commercial, development and manufacturing capabilities.

Our Competitive Strengths

We believe our competitive strengths include our:

Large and Diversified Portfolio of Durable On-Market Products. We have a large and diversified portfolio of approximately 180 durable, on-market products across all four of our reportable segments. These products are used for the treatment of medical conditions across a wide variety of therapeutic areas in over 95% of U.S. hospitals. While we do have a small number of large and growing on-market products such as XIAFLEX®, which is protected by a durable patent estate that extends through the mid-2030s, most of our portfolio is made up of mature and non-promoted products that we believe can deliver steady cash flows over the long-term with very little investment. We believe these products will continue to be a durable source of cash flow that can be reinvested to further grow the business.

Robust and Growing Product Pipeline. We have a robust and growing pipeline of innovative and clinically differentiated product candidates primarily across the Specialty Products portfolio of our Branded Pharmaceuticals segment and the entire Sterile Injectables segment. Within our Branded Pharmaceutical segment, we are currently developing XIAFLEX® for additional indications including plantar fibromatosis and plantar fasciitis, which are in Phase 3 and Phase 2 clinical development, respectively. Although currently in Phase 3 clinical development, the plantar fibromatosis indication’s Phase 2 clinical study did not meet statistical significance in its primary endpoint, though a large patient sub-population showed statistically significant improvement across a majority of endpoints and there were no treatment-related serious adverse events. Together, these two indications represent an attractive market opportunity of over 3 million diagnosed patients. Additionally, we have several additional indications in pre-clinical development. We also have method of use patent applications on future indications that are expected to extend through the late 2030s/early 2040s and potentially beyond which may extend the durability of XIAFLEX®. Within our Sterile Injectables segment, we have approximately 50 product candidates in various stages of development. Approximately 60% of our Sterile Injectables pipeline consists of ready-to-use and other more differentiated product candidates. We believe these products are inherently more difficult to develop and are less easily commoditized, which should result in more durable revenue and cash flow for us if we are successful in launching them.

Proven Scalable Capabilities. We have extensive commercial capabilities with an experienced sales and marketing team of over 200 professionals that primarily focuses on the promotion of certain products within our Specialty Products portfolios through a targeted, product-dependent approach. In addition, we have well-established patient support services and an experienced field reimbursement capability that can help to improve patient outcomes by helping healthcare providers navigate through the various aspects of reimbursement and coverage requirements for our Specialty Products portfolio. Our proven formulation and product development know-how, strong project management and clinical development and regulatory expertise can be leveraged across our entire portfolio. Additionally, we have an efficient, high-quality and modernized manufacturing network, including four manufacturing facilities in the United States and three manufacturing facilities in India, that is capable of supporting an array of dosage forms. Although a large number of our products are manufactured by third parties, approximately 70% of our total revenues in the three months ended March 31, 2024 and the year ended December 31, 2023 was from products, including XIAFLEX®, that were manufactured in our facilities. We believe this comprehensive suite of capabilities increases the likelihood of success in commercializing complex and high-barrier-to-entry products that have the potential for more durable cash flows, provides us with a broader and more diversified product portfolio and allows us greater flexibility in the selection of targets for potential development.

Significantly Improved Balance Sheet and Strong Cash Flow Generation. Following consummation of the Plan on the Effective Date, we have a more flexible, de-levered balance sheet with substantially reduced indebtedness. As of March 31, 2024, we had approximately $11.1 billion of liabilities subject to compromise, which included $8.2 billion aggregate principal amount of secured and unsecured indebtedness. Following consummation of the Plan, we have $2.5 billion of funded indebtedness in the form of a new money first lien secured debt financing, $1.5 billion of which bears interest at Term SOFR plus 4.50% per annum or a base rate plus 3.50% per annum, in each case, stepping down by 0.25% upon achievement of certain first lien net leverage levels, at our option, and $1.0 billion of which bears interest at 8.500% per annum. In addition, upon consummation of the Plan, opioid, mesh and other claims against us were discharged and channeled to certain settlement trusts in accordance with the Plan, with minimal obligations remaining, most of which are contingent upon business performance, thereby resolving substantially all of our litigation contingencies. We had approximately $25.8 million and $62.1 million of net cash provided by operating activities in the three months ended March 31, 2024 and 2023, respectively, and approximately $435.1 million, $269.2 million and $411.1 million of net cash provided by operating activities in the years ended December 31, 2023, 2022 and 2021, respectively. Following consummation of the Plan, we believe our restructured and de-levered balance sheet provides us with a go-forward capital structure that will allow us the flexibility to use our strong cash flow in a disciplined way to fund our organic growth, pursue external opportunities to expand our portfolio and accelerate growth in our core areas, and to pay down debt and further de-lever our balance sheet, in addition to servicing the interest payments on our new debt and funding the payment obligations under the Plan that were not fully funded on the Effective Date. Given our strong cash flow generation historically, we do not expect that our interest payments and future payment obligations under the Plan will erode our cash reserves.

Experienced and Dedicated Management Team. We have a highly skilled and customer-focused management team in critical leadership positions with the experience, track record and comprehensive understanding of our business to execute strong performance. Our senior management team has extensive experience in the pharmaceutical industry, including improving business performance through organic revenue growth, operational and commercial excellence and through the identification, consummation and integration of licensing and acquisition opportunities. This experience is demonstrated through a proven track record of developing and commercializing products across all segments, including 55 products in our Sterile Injectables and Generic Pharmaceuticals segments within the past five years. In addition, our senior management team has a long tenure at Endo International plc and has guided our business through many unprecedented uncertainties, including the COVID-19 pandemic and the bankruptcy proceedings. Most of our senior management team held leadership roles at Endo International plc preceding the bankruptcy proceedings, remained in such roles through the bankruptcy proceedings and continue in such roles post-emergence. None of our senior management team held leadership roles at Endo International plc during the period covering the events related to the claims filed in the Chapter 11 Cases by the United States that were subject to the resolution reached with the U.S. Department of Justice, or the DOJ, described elsewhere in this prospectus. See “Risk Factors—Risks Related to Plan Effectiveness—The settlement reached with the DOJ in resolution of its pre-bankruptcy criminal and civil investigations of certain Debtors may lead to further disciplinary action” and “Unaudited Pro Forma Consolidated Financial Information—the Plan—Global Settlement with U.S. Department of Justice on behalf of the U.S. Government Entities.”

Our Business Strategy

Our strategy is driven by our aspiration to be a vibrant, growing, diversified specialty pharmaceutical company delivering innovative, life-enhancing products. We have three strategic priorities which are intended to guide all that we do to achieve this aspiration and drive long-term value for our stakeholders.

Our first strategic priority is to Expand and Enhance our Portfolio. For our Branded Pharmaceuticals segment, this includes driving sustained long-term growth in XIAFLEX® through focused investment, successfully leveraging the XIAFLEX® pipeline-in-a-product platform to pursue new indications that will provide a more fulsome suite of non-surgical solutions to treat “hand to foot” conditions, and targeting external opportunities in urology and orthopedics (and potentially adjacent areas) that can leverage existing commercial capabilities to accelerate growth. For our Sterile Injectables segment, this includes growing the pipeline through the addition of differentiated and durable product opportunities and successfully launching new products that address our customers’ needs. For our Generic Pharmaceuticals and International Pharmaceuticals segments, this includes limited targeted and opportunistic investments that will help to deliver durable future cash flows which can be used to fund the core growth areas.

Our second strategic priority is to continue to Reinvent How We Work. Over the last several years, we have expanded and modernized our internal Sterile Injectable manufacturing capabilities, rationalized our Generic Pharmaceutical manufacturing network and transformed our general and administrative functions. We intend to continue to invest to enhance those capabilities that are aligned with the growth strategies for our segments, particularly those capabilities that are necessary to support the continued development and manufacturing of more complex and differentiated sterile injectable products. We will also continue to execute initiatives to increase productivity and efficiencies, including with respect to the adoption and use of new technology that has the potential to meaningfully transform how we work. However, given our prior investments to expand and modernize our manufacturing network, we are not currently planning any meaningful capital expenditures for further expansion in the near term.

Our third strategic priority centers around our commitment to being a Force for Good. This includes promoting values that are consistent with a culture that is able to maintain a highly engaged, inclusive and high-performing team. We actively manage and monitor team member retention, equity and inclusion initiatives and employee engagement scores. We also continue to embrace and adopt sustainable practices that seek to promote the safe, efficient and responsible use of global resources, both directly and through our suppliers and logistics partners, to minimize impact to the environment. We actively manage and monitor our water and energy consumption, including Scope 1 and Scope 2 emissions, and waste generation. While we report results on these priorities annually in a corporate responsibility report, we have not introduced external targets related to our sustainability and culture priorities and do not plan to introduce targets in the short term.

We intend to follow a disciplined approach to capital allocation to achieve our aspiration. First, we will fund organic growth through investments in promotional efforts to support on-market non-opioid products, development efforts to support our pipeline growth and capital improvements to support our manufacturing network. Next, we will pursue selective acquisitions or business development opportunities to expand our portfolio in our core growth areas and accelerate growth. Finally, we intend to use excess cash to pay down debt.

Several factors will be critical for the successful implementation of our strategy including executing the targeted strategies to deliver XIAFLEX® on-market growth; obtaining favorable XIAFLEX® late-stage clinical trial outcomes for new indications in development; progressing the development and launch of the Sterile Injectables pipeline on a timely basis; implementing necessary capability enhancements; experiencing no significant performance issues with key third-party partners; and continuing to maintain a fully engaged, high-performing global team.

Products Overview

Branded Pharmaceuticals

Our Branded Pharmaceuticals segment focuses on products that have inherent scientific, regulatory, legal and/or technical complexities and are marketed under recognizable brand names that are trademarked. Our Branded Pharmaceuticals segment reported adjusted income from continuing operations before income tax of $104.1 million, or 52% of segment revenues, and accounted for approximately 48% of total revenues in the three months ended March 31, 2024, and $459.3 million, or 53% of segment revenues, and accounted for approximately 43% of total revenues in the year ended December 31, 2023. Our Branded Pharmaceuticals segment includes a variety of branded products across two product portfolios: Specialty Products and Established Products.

The Specialty Products portfolio represents a core area of growth and includes products for the treatment of conditions in urology, orthopedics and endocrinology. The Specialty Products portfolio accounted for approximately 74% and 75% of the Branded Pharmaceutical segment revenues and approximately 35% and 32% of total revenues in the three months ended March 31, 2024 and the year ended December 31, 2023, respectively. The Specialty Products portfolio has contributed consistent revenues to the Branded Pharmaceutical segment of approximately $148.4 million and $142.2 million in the three months ended March 31 2024 and 2023, respectively, and $645.7 million, $621.7 million and $633.2 million in the years ended December 31, 2023, 2022 and 2021, respectively.

The portfolio is anchored by XIAFLEX® which accounted for approximately 76% and 74% of Specialty Products portfolio revenue and approximately 56% and 55% of the Branded Pharmaceutical segment revenues in the three months ended March 31, 2024 and the year ended December 31, 2023, respectively. Revenue from XIAFLEX® has increased by a compound annual growth rate of approximately 16% between 2014 and 2023, including annual growth of approximately 1.5% and 8.3% in 2022 and 2023, respectively.

XIAFLEX® is an enzyme-based, durable pipeline-in-a-product platform opportunity for Endo. XIAFLEX® is currently the only non-surgical treatment for Peyronie’s Disease (for adult men with a collagen plaque and a penile curvature deformity) and Dupuytren’s Contracture (for adult patients with an abnormal buildup of collagen in the fingers that limits or disables hand function). XIAFLEX® Peyronie’s Disease indication and Dupuytren’s Contracture indication represented approximately 70% and 30%, respectively, of total XIAFLEX® revenues in the three months ended March 31, 2024 and the year ended December 31, 2023. Several additional indications for XIAFLEX® are in clinical development, including plantar fibromatosis and plantar fasciitis, while others are in pre-clinical development, including arthrofibrosis of the knee following knee arthroplasty.

XIAFLEX® is protected by a durable patent estate with patents not limited by indication through the mid-2030s and method of use patents on future indications expected to extend through the late 2030s/early 2040s and potentially beyond. In addition to the durability of our patents, competitor development of a non-recombinant biosimilar utilizing our cell line is highly unlikely as access to the cell line is physically restricted (in a locked vault). Further, competitor development of a recombinant-biosimilar requires extensive investment and time. We are not currently aware of any approved or filed enzyme-based biosimilar products in the United States.

The Established Products portfolio includes six products across diverse areas that are not actively promoted by sales professionals or through advertising and require minimal commercial investment. The Established Products portfolio accounted for approximately 26% and 25% of the Branded Pharmaceutical segment revenues and approximately 12% and 11% of total revenues in the three months ended March 31, 2024 and the year ended December 31, 2023, respectively. Although the Established Products portfolio is not a core growth area, it has historically represented a durable source of cash flow requiring minimal supporting investment.

Sterile Injectables

Our Sterile Injectables segment includes a broad portfolio of approximately 40 critical care, maternal health, anesthesia and other products which are administered at hospitals, clinics and long-term care facilities. While most of these products are available as single or multi-dose vials (from which the drug product must be extracted), a growing number of products are or will be available as a ready-to-use bottle, bag or pre-filled syringe, among other presentations. The Sterile Injectables segment reported adjusted income from continuing operations before income tax of $37.1 million, or 38% of segment revenues, and accounted for approximately 23% of total revenues in the three months ended March 31, 2024, and $157.2 million, or 37% of segment revenues, and accounted for approximately 21% of total revenues in the year ended December 31, 2023.

Currently, our two largest Sterile Injectable products are ADRENALIN®, a non-selective alpha- and beta-adrenergic agonist indicated for emergency treatment of certain allergic reactions, including anaphylaxis, and VASOSTRICT®, a product indicated to increase blood pressure in adults with vasodilatory shock who remain hypotensive despite fluids and catecholamines. Together, these two products accounted for approximately 55% and 45% of the Sterile Injectables segment revenue in the three months ended March 31, 2024 and the year ended December 31, 2023, respectively.

ADRENALIN® is currently only available in a vial. VASOSTRICT® is available in both a vial and a ready-to-use bottle. While revenue from the VASOSTRICT® vial has declined significantly over the past two years due to availability of competing products, we have seen approximately 25% of the market convert to our VASOSTRICT® ready-to-use bottle. Our ADRENALIN® vial could also face significant competition in the near term.

Despite competition on existing vial products, which was primarily responsible for the decreases in this segment’s revenues of 27% from the year ended December 31, 2022 to 2023 and 53% from the year ended December 31, 2021 to 2022, the Sterile Injectables segment represents a core growth area. In addition to the diverse portfolio of on-market products, we have a robust and growing pipeline of nearly 50 mostly ready-to-use and differentiated products addressing operational constraints, such as long preparation time, or risks of errors in dosing, among others, as well as drug cost, safety, shortages and wastage in the hospital setting. Subject to regulatory approval, we plan to launch 45 of these products over the next five years. These ready-to-use and differentiated products are inherently more challenging to develop and manufacture. As a result, unlike traditional vials, our ready-to-use and differentiated products are less easily commoditized, and are generally expected to result in more durable revenue and cash flows.

Generic Pharmaceuticals

Our Generic Pharmaceuticals segment includes a portfolio of approximately 85 generic product families, including solid oral extended-release products, solid oral immediate release products, liquids, semi-solids, patches, powders, ophthalmics and sprays, and includes products that treat and manage a wide variety of medical conditions. Our generic portfolio also contains certain authorized generics, which are generic versions of branded products licensed by brand drug companies and marketed as generics, including, among others, lidocaine patch 5% (the authorized generic of Lidoderm®), lubiprostone capsules (the authorized generic of Mallinckrodt Pharmaceuticals’ Amitiza®) and sucralfate oral suspension 1 gm/10 ml (the authorized generic of AbbVie Inc.’s Carafate®). The Generic Pharmaceuticals segment reported adjusted income from continuing operations before income tax of $25.5 million, or 25% of segment revenues, and accounted for approximately 25% of total revenues in the three months ended March 31, 2024, and $237.9 million, or 37% of segment revenues, and accounted for approximately 32% of total revenues in the year ended December 31, 2023. While we plan to continue to invest in targeted product development opportunities and have several products in our pipeline that are expected to launch over the next several years, the Generic Pharmaceutical segment is not considered a growth area.

International Pharmaceuticals

Our International Pharmaceuticals segment sells a variety of specialty pharmaceutical products outside the United States, primarily to customers in Canada through our wholly owned subsidiary in Canada. The key products of this segment serve various therapeutic areas, including attention deficit hyperactivity disorder, pain, women’s health, oncology and transplantation, as well as over-the-counter products. Our International Pharmaceuticals segment reported adjusted income from continuing operations before income tax of $3.5 million, or 20% of segment revenues, and accounted for approximately 4% of total revenues in the three months ended March 31, 2024, and $16.7 million, or 23% of segment revenues, and accounted for approximately 4% of total revenues in the year ended December 31, 2023. While we plan to continue to invest in targeted new product opportunities through external business development and expect solid growth for several recently launched products, the International Pharmaceutical segment is not considered a core growth area for us due to its relatively small size.

Select Development Projects

XIAFLEX®

XIAFLEX® is currently approved by the FDA and marketed in the United States for the treatment of both Dupuytren’s Contracture and Peyronie’s Disease (two separate indications). In early 2020, we announced that we had initiated our XIAFLEX® development program for the treatment of plantar fibromatosis. In March 2023, we announced top-line results from our Phase 2 clinical study of XIAFLEX® in participants with plantar fibromatosis and while the primary endpoint, improvement from baseline in the FFI Pain subscale score when compared to those receiving placebo, when analyzed with the overall study population did not meet statistical significance, a large patient sub-population (72% of the overall study population) showed statistically significant improvement across a majority of endpoints, including but not limited to the FFI Pain subscale, the investigator assessment of improvement (Clinician Global Impression of Change), nodule hardness and improvement in nodule consistency. The CCH safety profile in the Phase 2 clinical study was consistent with the known CCH safety profile from other studies. Most adverse events were rated as mild to moderate and there were no treatment-related serious adverse events. We initiated the Phase 3 clinical program in the fourth quarter of 2023. We also completed a proof-of-concept study in plantar fasciitis during the third quarter of 2023 and, based on encouraging proof-of-concept study results, initiated the Phase 2 clinical study in the fourth quarter of 2023. We may in the future develop our XIAFLEX® product for potential additional indications, advancing our strategy of developing both non-surgical orthopedic and non-orthopedic care interventions.

Other

Our remaining pipeline consists mainly of a variety of product candidates in our Sterile Injectables and Generic Pharmaceuticals segments. As of March 31, 2024, within these two segments, we were actively pursuing approximately 63 product candidates, including: (i) approximately 15 ANDAs pending with the FDA, of which approximately 53% are associated with our Sterile Injectables segment, as well as (ii) approximately 48 additional projects in development, of which approximately 92% are associated with our Sterile Injectables segment, including RTU and other more differentiated product candidates.

We expect to continue to focus investments in RTU and other differentiated product candidates in our Sterile Injectables segment, potentially including acquisitions and/or license and commercialization agreements.

Our primary approach to developing generic products for these two segments is to target high-barrier-to-entry product opportunities, including first-to-file or first-to-market opportunities that are difficult to formulate or manufacture or face complex legal and regulatory challenges as well as products that meet the evolving needs of hospitals and health systems. We expect such product opportunities to result in products that are either the exclusive generic or have two or fewer generic competitors when launched, which we believe tends to lead to more sustainable market share and profitability for our product portfolio. In our Sterile Injectables segment, we also focus on developing injectable products with inherent scientific, regulatory, legal and/or technical complexities, as well as developing other dosage forms and technologies.

We periodically review our development projects in order to better direct investment toward those opportunities that we expect will deliver the greatest returns. This process can lead to decisions to discontinue certain R&D projects that may reduce the number of products in our previously reported pipeline.

Major Customers

We primarily sell our products to wholesalers, retail drug store chains, supermarket chains, mass merchandisers, distributors, mail order accounts, hospitals and/or government agencies. Our wholesalers and/or distributors purchase products from us and, in turn, supply products to retail drug store chains, independent pharmacies, hospitals, long-term care facilities, clinics, home infusion pharmacies, government facilities and managed care organizations, also referred to as MCOs. Our current customer group reflects significant consolidation in recent years, marked by mergers and acquisitions and other alliances. Net revenues from direct customers that accounted for 10% or more of our total consolidated net revenues during the years ended December 31, 2023, 2022 and 2021 are as follows:

	Year ended December 31,
	2023	2022	2021
Cencora, Inc., previously known as AmerisourceBergen Corporation	29%	35%	36%
McKesson Corporation	25%	26%	32%
Cardinal Health, Inc.	17%	20%	22%
CVS Health Corporation(1)	16%	4%	—%

Total	87%	85%	90%

(1)	During the second quarter of 2022, CVS Health Corporation finalized the acquisition of US Bioservices Corporation from Cencora, Inc. (known as AmerisourceBergen Corporation at the time).

There have not been significant changes in such customers and percentages for the three months ended March 31, 2024 and 2023. Net revenues from these customers generally are included within each of our segments. XIAFLEX® sales account for a significant portion of our total revenues and a significant portion of net revenues from certain of these customers. These customers are generally not contractually obligated to purchase a minimum amount of product from us.

Some wholesalers and distributors have required pharmaceutical manufacturers, including us, to enter into distribution service agreements pursuant to which the wholesalers and distributors provide pharmaceutical manufacturers with certain services as well as certain information including, without limitation, periodic retail demand information, current inventory levels and other information. We have entered into certain of these agreements.

Competition

Branded Products

Our branded products compete with products manufactured by many other companies in highly competitive markets.

We compete principally through targeted product development and through our acquisition and in-licensing strategies, where we face intense competition as a result of the limited number of assets available and the number of competitors bidding on such assets. In addition to product development and acquisitions, other competitive factors with respect to branded products include product efficacy, safety, ease of use, price, demonstrated cost-effectiveness, marketing effectiveness, service, reputation and access to technical information.

Branded products often must compete with therapeutically similar branded or generic products or with generic equivalents. Such competition frequently increases over time. For example, if competitors introduce new products, delivery systems or processes with therapeutic or cost advantages, our products could be subject to progressive price reductions and/or decreased volume of sales. To successfully compete for business, we must often demonstrate that our products offer not only medical benefits, but also cost advantages as compared with other forms of care. Accordingly, we face pressure to continually seek out technological innovations and to market our products effectively.

Manufacturers of generic products typically invest far less in R&D than research-based companies and can therefore price their products significantly lower than branded products. Accordingly, when a branded product loses its market exclusivity, it normally faces intense price competition from generic forms of the product. Due to lower prices, generic versions, where available, may be substituted by pharmacies or required in preference to branded versions under third-party reimbursement programs.

Branded Pharmaceuticals

This segment’s major competitors, including Viatris Inc., or Viatris, Jazz Pharmaceuticals plc, or Jazz, Takeda Pharmaceutical Company Limited and Amgen, Inc., among others, vary depending on therapeutic and product category, dosage strength and drug-delivery systems, among other factors.

Several of this segment’s products, such as PERCOCET®, TESTOPEL® and SUPPRELIN® LA, face generic and/or other forms of competition. The degree of generic and/or other competition facing this segment could increase in the future.

Sterile Injectables

This segment’s major competitors, including Pfizer Hospital US, Fresenius Kabi USA, LLC, Viatris, Amphastar Pharmaceuticals, Inc., Amneal Pharmaceuticals, Inc., or Amneal, Hikma Pharmaceuticals PLC, Sandoz Group AG (Sandoz) and Eagle Pharmaceuticals, Inc., or Eagle, among others, vary by product. A significant portion of our sales, including sales to hospitals, clinics and long-term care facilities in the United States, are controlled by a relatively small number of GPOs, including HealthTrust Purchasing Group, L.P., Premier Inc. and Vizient, Inc. Accordingly, it is important for us to have strong relationships with these GPOs and achieve on-time product launches in order to secure new bid opportunities.

This segment’s products, including ADRENALIN® and VASOSTRICT®, face generic and/or other forms of competition. During the first quarter of 2022, multiple competitive generic alternatives to VASOSTRICT® were launched, beginning with a generic that was launched at risk and began shipping toward the end of January 2022. Since then, additional competitive alternatives entered the market, including authorized generics. The degree of generic and/or other competition facing this segment is expected to increase in the future.

Generic Products

Generic products generally face intense competition from branded equivalents, other generic equivalents (including authorized generics) and therapeutically similar branded or generic products. Our major competitors, including Teva Pharmaceutical Industries Limited, Viatris, Sandoz, Aurobindo Pharma Limited and Amneal, among others, vary by product.

Consolidations of our customer base described above under “—Major Customers” have resulted in increased pricing and other competitive pressures on pharmaceutical companies, including us. Additionally, the emergence of large buying groups representing independent retail pharmacies and other distributors and the prevalence and influence of MCOs and similar institutions have increased the negotiating power of these groups, enabling them to attempt to extract various demands, including without limitation, price discounts, rebates and other restrictive pricing terms. These competitive trends could continue in the future and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Newly introduced generic products with limited or no other generic competition typically garner higher prices relative to commoditized generic products. As such, our primary strategy is to compete with a focus on high-value, first-to-file or first-to-market opportunities, regardless of therapeutic category, and products that present significant barriers to entry for reasons such as complex formulation or regulatory or legal challenges.

Even if we are successful in launching generic products with statutory generic exclusivity, competitors may enter the market when such exclusivity periods expire, resulting in significant price declines. Consequently, the success of our generics efforts depends on our continuing ability to select, develop, procure regulatory approvals of, overcome legal challenges to launch and commercialize, new generic products in a timely and cost efficient manner and to maintain efficient, high quality manufacturing capabilities.

Seasonality

Although our business is affected by the purchasing patterns and concentration of our customers, our business is not materially impacted by seasonality.

Patents, Trademarks, Licenses and Proprietary Property

We regard the protection of patents and other enforceable intellectual property rights that we own or license as critical to our business and competitive position. Accordingly, we rely on patent, trade secret and copyright law, as well as nondisclosure and other contractual arrangements, to protect our intellectual property. We have a portfolio of patents and patent applications owned or licensed by us that cover aspects of our products. These patents and applications generally include claims directed to the compounds and/or methods of using the compounds, formulations of the compounds, pharmaceutical salt forms of the compounds or methods of manufacturing the compounds. Our policy is to pursue patent applications on inventions that we believe are commercially important to the development and growth of our business.

Certain patents relating to products that are the subject of approved NDAs are listed in the FDA publication, “Approved Drug Products with Therapeutic Equivalence Evaluations,” or the Orange Book. The Orange Book does not include a listing of patents related to biological products approved pursuant to a BLA. Included below is information about certain products for which we own or license a BLA along with the date of expiration of certain relevant patents or regulatory exclusivity. In addition, we may have other relevant regulatory protection or patents that may extend beyond the expiration dates provided below.

As of June 4, 2024, we held approximately: 137 U.S. issued patents, 37 U.S. patent applications pending, 374 foreign issued patents and 127 foreign patent applications pending. In addition, as of June 4, 2024, we had licenses for approximately 60 U.S. issued patents, 15 U.S. patent applications pending, 130 foreign issued patents and 65 foreign patent applications pending. We are seeking additional patent protection for several products, including XIAFLEX®. We may also obtain further patents or additional regulatory or patent exclusivity for one or more indications for any of our products in the future.

Our products are subject to different patent expiration dates. For example, our patents related to NASCOBAL® Nasal Spray expire in 2024, our patents related to AVEED® expire in 2027 and our patents related to ADRENALIN® expire in 2035.

While we consider our overall patent portfolio to be important to the operation of our business, except for our U.S. patents related to XIAFLEX®, we believe that no other single patent or patent portfolio is material to our business as a whole. XIAFLEX® is a biological product. We own or have licensed rights to patents and patent applications related to XIAFLEX®, including drug product and methods of manufacture patents and patent applications that will expire into the late 2030s and methods of use patent applications for uses such as plantar fibromatosis that are expected to expire into the late 2030s/early 2040s and potentially beyond. We are currently not aware of any material contested proceedings or third-party claims related to our XIAFLEX® patents.

Our patents provide protection by allowing us to exclude others from making, using, selling, offering for sale or importing that which is covered by the patent claims. When patent protection is not feasible, we may rely on trade secrets, non-patented proprietary know-how or continuing technological innovation. Many of our products are sold under trademarks. We also rely on confidentiality agreements with our employees, consultants and other parties to protect, among other things, trade secrets and other proprietary information.

There can be no assurance that our patents, licenses or other intellectual property rights, including those related to XIAFLEX® and other branded and unbranded products, will afford us protection from competition. For example, in August 2021, the U.S. District Court for the District of Delaware held that Eagle’s proposed vasopressin product did not infringe our asserted patent claims related to VASOSTRICT®. The expiration of a basic product patent or loss of patent protection resulting from a legal challenge typically results in significant competition from generic products or biosimilars against the originally patented product and can result in a significant reduction in revenues for that product in a very short period of time that may never be reversed. In some cases, however, it is possible to obtain commercial benefits from product manufacturing trade secrets, patents on uses for products, patents on processes and intermediates for the economical manufacture of the active ingredients or patents for special formulations of the product or delivery mechanisms. There can also be no assurance that our confidentiality agreements will not be breached, that we will have adequate remedies for any breach, that others will not independently develop equivalent proprietary information or that other third parties will not otherwise gain access to our trade secrets and other intellectual property.

Additionally, any pending or future patent applications made by us or our subsidiaries, our license partners or entities we may acquire in the future are subject to risks and uncertainties. The coverage claimed in any such patent applications could be significantly reduced before the patent is issued and there can be no assurance that any such applications will result in the issuance of patents or, if any patents are issued, whether they will provide significant proprietary protection or will be challenged, circumvented or invalidated. Because unissued U.S. patent applications are maintained in secrecy for a period of 18 months and certain U.S. patent applications are not disclosed until the patents are issued, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain of the priority of inventions covered by pending patent applications. Moreover, we may have to participate in interference and other inter-parties proceedings declared by the PTO to determine priority of invention, or in opposition proceedings in a foreign patent office, either of which could result in substantial cost to us, even if the eventual outcome is favorable to us. There can be no assurance that any patents, if issued, will be held valid by a court of competent jurisdiction. An adverse outcome could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using such technology.

We may find it necessary to initiate litigation to enforce our patent rights, to protect our intellectual property or trade secrets or to determine the scope and validity of the proprietary rights of others. However, litigation is costly and time-consuming and there can be no assurance that we will prevail. Any successful challenges to our intellectual property rights may result in a significant loss of revenue.

Governmental Regulation

FDA and DEA

The pharmaceutical industry in the United States is subject to extensive and rigorous government regulation. The FFDCA, the Controlled Substance Act, or the CSA, and other federal and state statutes and regulations govern or influence the testing, manufacturing, packaging, labeling, storage, recordkeeping, approval, advertising, promotion, sale and distribution of pharmaceutical products. Noncompliance with applicable requirements can result in criminal prosecution, fines, civil penalties, recall or seizure of products, total or partial suspension of production and/or distribution, injunctions and refusal of the government to enter into supply contracts or to approve NDAs, ANDAs, BLAs and/or other similar applications.

FDA approval is typically required before any new pharmaceutical or biologic product can be marketed. An NDA or BLA is a filing submitted to the FDA to obtain approval of new chemical entities and other innovations for which thorough applied research is required to demonstrate safety and effectiveness in use. The process generally involves, among other things:

•	completion of preclinical laboratory and animal testing and formulation studies in compliance with the FDA’s Good Laboratory Practice regulations;

•	submission to the FDA of an Investigational New Drug, or IND, application for human clinical testing, which must become effective before human clinical trials may begin in the United States;

•	approval by an independent institutional review board before each trial may be initiated and continuing review during the trial;

•

performance of human clinical trials, including adequate and well-controlled clinical trials in accordance with good clinical practice, the protocol and the IND to establish the safety and efficacy of the proposed product for each intended use;

•	submission to the FDA of an NDA or BLA for marketing approval, which must include data from preclinical testing and clinical trials;

•

satisfactory completion of an FDA pre-approval inspection of the product’s manufacturing processes and facility or facilities to assess compliance with the cGMP regulations and/or review of the Chemistry, Manufacturing and Controls section of the NDA or BLA to assess whether the facilities, methods and controls are adequate to preserve the proposed product’s identity, strength, quality, purity and potency;

•	payment of user fees for FDA review of an NDA or BLA unless a fee waiver applies;

•	agreement with the FDA on the final labeling for the product and the design and implementation of any required Risk Evaluation and Mitigation Strategy, or REMS;

•	satisfactory completion of an FDA advisory committee review, if applicable; and

•	approval by the FDA of the NDA or BLA.

Clinical trials are typically conducted in three sequential phases, although the phases may overlap or be combined. Those phases include:

•	Phase 1 trials generally involve testing the product for safety, adverse effects, dosage, tolerance, absorption, distribution, metabolism, excretion and other elements of clinical pharmacology.

•

Phase 2 trials typically involve a small sample of the intended patient population to assess the efficacy of the compound for a specific indication, to determine dose tolerance and the optimal dose range and to gather additional information relating to safety and potential adverse effects.

•

Phase 3 trials are undertaken in an expanded patient population, typically at dispersed study sites, in order to determine the overall risk-benefit ratio of the compound and to provide an adequate basis for product labeling.

Each trial is conducted in accordance with certain standards under protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Clinical trials, clinical investigators and the trial sponsor are also subject to regulatory inspections by the FDA and other regulatory authorities to confirm compliance with applicable regulatory standards. The process of completing clinical trials for a new product may take many years and require the expenditures of substantial resources.

As a condition of approval of an NDA or BLA, the FDA may require further studies, including Phase 4 post-marketing studies or post-marketing data reporting, such as evaluating known or signaled safety risks. Results of post-marketing programs may limit or expand the future marketing of the products and result in the FDA requiring labeling changes, including the addition of risk information.

For some products, the FDA may require a REMS to confirm that a drug’s benefits outweigh its risks. REMS could include medication guides, physician communication plans or other elements.

In most instances, FDA approval of an ANDA is required before a generic equivalent of an existing or reference-listed drug can be marketed. The ANDA process is abbreviated in that the FDA waives the requirement of conducting complete preclinical and clinical studies and generally instead relies principally on bioequivalence studies. Bioequivalence generally involves a comparison of the rate of absorption and levels of concentration of a generic product in the body with those of the previously approved product. When the rate and extent of absorption of systemically acting test and reference drugs are considered the same under the bioequivalence requirement, the two products are considered bioequivalent and are generally regarded as therapeutically equivalent (so long as the products also have the same active ingredient(s), strength/concentration, dosage form and route of administration), meaning that a pharmacist can substitute the generic product for the reference-listed drug. Under certain circumstances, an ANDA may also be submitted for a product authorized by approval of an ANDA suitability petition. Such petitions may be submitted to secure authorization to file an ANDA for a product that differs from a previously approved product in active ingredient, route of administration, dosage form or strength. In September 2007 and July 2012, the U.S. Congress re-authorized pediatric testing legislation, which now requires ANDAs approved via the suitability petition route to conduct pediatric testing. The timing of final FDA approval of an ANDA application depends on a variety of factors, including whether the applicant challenges any listed patents for the reference-listed drug and whether the manufacturer of the reference-listed drug is entitled to one or more statutory exclusivity periods during which the FDA is prohibited from finally approving generic products. In certain circumstances, a regulatory exclusivity period can extend beyond the life of a patent, thus blocking ANDAs from being approved even after the patent expiration date.

Certain of our products are or could become regulated and marketed as biologic products pursuant to BLAs. Our BLA-licensed products were licensed based on a determination by the FDA of safety, purity and potency as required under the U.S. Public Health Service Act of 1944, as amended, or the PHSA. Although the ANDA framework referenced above does not apply to generics of BLA-licensed biologics, there is an abbreviated licensure pathway for products deemed to be biosimilar to, or interchangeable with, FDA-licensed reference biological products pursuant to the U.S. Biologics Price Competition and Innovation Act of 2009, as amended, or the BPCIA. The BPCIA framework was enacted as part of the PPACA. Under the BPCIA, following the expiration of a 12-year reference exclusivity period, the FDA may license, under section 351(k) of the PHSA, a biological product that it determines is biosimilar to, or interchangeable with, a reference product licensed under section 351(a) of the PHSA. Although licensure of biosimilar or interchangeable products is generally expected to require less than the full complement of product-specific preclinical and clinical data required for innovator products, the FDA has considerable discretion over the kind and amount of scientific evidence required to demonstrate biosimilarity and interchangeability.

Some pharmaceutical products are available in the United States that are not the subject of an FDA-approved NDA. In 2011, the FDA’s Center for Drug Evaluation and Research, or CDER, Office of Compliance modified its enforcement policy with regard to the marketing of such “unapproved” marketed products, referred to herein as the Unapproved Drug Initiative. Under CDER’s revised guidance, the FDA encourages manufacturers to obtain NDA approvals for such products by requiring unapproved versions to be removed from the market after an approved version has been introduced, subject to a grace period at the FDA’s discretion. This grace period is intended to allow an orderly transition of supply to the market and to mitigate any potential related product shortage. Depending on the length of the grace period and the time it takes for subsequent applications to be approved, this may result in a period of de facto market exclusivity to the first manufacturer that has obtained an approved NDA for the previously unapproved marketed product. In November 2020, the HHS announced that it was withdrawing its Unapproved Drugs Compliance Policy Guidance and terminating the Unapproved Drug Initiative described above. However, in May 2021, HHS withdrew the November 2020 termination notice and stated that the FDA would issue new guidance on its enforcement priorities for unapproved marketed products.

OTC products may, depending on ingredients and proposed label claims, be marketed pursuant to the OTC monograph process or could require NDA or ANDA approval. The OTC monograph process allows for OTC products to be marketed without pre-market approval and generally does not require clinical studies. The U.S. Over-the-Counter Monograph Safety, Innovation, and Reform Act, enacted on March 27, 2020, modified this process by introducing administrative orders as a replacement to rulemaking for the development of OTC monographs.

Laws and regulations impacting the pharmaceutical industry are constantly evolving. For example, the U.S. 21st Century Cures Act of 2016, as amended, or the Cures Act, which was signed into law on December 13,

2016, includes various provisions to accelerate the development and delivery of new treatments, such as those intended to expand the types of evidence manufacturers may submit to support FDA approval, to encourage patient-centered product development, to liberalize the communication of healthcare economic information to payers and to create greater transparency with regard to manufacturer expanded access programs. Central to the Cures Act are provisions that enhance and accelerate the FDA’s processes for reviewing and approving new products and supplements to approved NDAs.

More recently, in December 2019, the Further Consolidated Appropriations Act, 2020 became law. Section 610 of Division N Title I, titled “Actions for Delays of Generic Drugs and Biological Products,” provides generic (ANDA and 505(b)(2)) and biosimilar developers with a private right of action to obtain sufficient quantities of reference product from the brand manufacturer, or a generic or biosimilar manufacturer, necessary for approval of the developers’ generic or biosimilar product. If a generic or biosimilar developer is successful in its suit, the defendant manufacturer would be required to provide sufficient quantities of product on commercially-reasonable, market-based terms and may be required to pay the developer’s reasonable attorney’s fees and costs as well as financial compensation under certain circumstances. The purpose of section 610 is to promote competition by facilitating the timely entry of lower-cost generic and biosimilar products. In addition, on March 27, 2020, Congress enacted the U.S. Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, in response to the COVID-19 pandemic. Among other provisions, the CARES Act made a number of changes to the FFDCA aimed at preventing drug shortages. Moreover, as a result of the COVID-19 pandemic, there has been increasing political and regulatory scrutiny of foreign-sourced drugs and foreign drug supply chains, resulting in proposed legislative and executive actions, including executive orders, to incentivize or compel drug manufacturing operations to relocate to the United States.

A sponsor of an NDA is required to identify, in its application, any patent that claims the drug or a use of the drug subject to the application. Upon NDA approval, the FDA lists these patents in a publication referred to as the Orange Book. Any person that files an ANDA or NDA under Section 505(b)(2) of the FFDCA referencing the approved drug must make a certification in respect to any listed patents for the reference drug. The FDA may not approve such an ANDA or 505(b)(2) application until expiration of the reference drug’s listed patents unless: (i) the applicant certifies that the listed patents are invalid, unenforceable and/or not infringed by the proposed generic drug and gives notice to the holder of the NDA for the listed drug of the basis upon which the patents are challenged and (ii) the holder of the listed drug does not sue the later applicant for patent infringement within 45 days of receipt of notice. Under the current law, if an infringement suit is filed, the FDA may not approve the later application until the earliest of: (i) 30 months after submission; (ii) entry of an appellate court judgment holding the patent invalid, unenforceable or not infringed; (iii) such time as a court may order; or (iv) expiration of the patent.

One of the key motivators for challenging patents is the 180-day marketing exclusivity period granted to the developer of a generic version of a product that is the first to have a substantially complete ANDA received for review by the FDA and whose filing includes a certification that a reference product’s listed patent(s) are invalid, unenforceable and/or not infringed (a Paragraph IV certification) and that otherwise does not forfeit eligibility for the exclusivity. Under the U.S. Medicare Prescription Drug, Improvement, and Modernization Act of 2003, with accompanying amendments to the U.S. Drug Price Competition and Patent Term Restoration Act, also referred to as the Hatch-Waxman Act, this marketing exclusivity would begin to run upon the earlier of the commercial launch of the generic product or upon an appellate court decision in the generic company’s favor or in favor of another ANDA applicant who had filed with a Paragraph IV certification and has tentative approval. In addition, the holder of the NDA for the listed drug may be entitled to certain non-patent exclusivity during which, depending on the type of exclusivity, the FDA either cannot accept or approve an application for a competing ANDA generic product or 505(b)(2) NDA product with the same active moiety. Depending on the exclusivity, the protection may apply to all of the reference drug’s approved conditions of use, or may be limited to a certain condition of use or other protected label information.

The FDA also regulates pharmacies and outsourcing facilities that prepare “compounded” drugs pursuant to section 503A and section 503B of the FFDCA, respectively. For instance, under section 503A of the FFDCA, pharmacies may compound drugs for an identified individual based on the receipt of a valid prescription order, or notation approved by the prescribing practitioner, that a compounded product is necessary for the identified patient. Similarly, under section 503B of the FFDCA, outsourcing facilities may compound drugs and sell them to healthcare providers, but not wholesalers or distributors. Although section 503A pharmacies and section 503B outsourcing facilities are subject to many regulatory requirements, compounded drugs are not subject to premarket review by the FDA and, therefore, may not have the same level of safety and efficacy as products subject to premarket review and approval by the FDA. Because they are not subject to premarket review, compounded drugs are frequently lower cost than either branded or generic products.

The FDA enforces regulations to require that the methods used in, and the facilities and controls used for, the manufacture, processing, packing and holding of drugs conform to cGMPs. The cGMP regulations the FDA enforces are comprehensive and cover all aspects of pharmaceutical and biological product manufacturing operations. Compliance with the regulations requires a continuous commitment of time, money and effort in all operational areas.

The FDA conducts pre-approval inspections of facilities engaged in the development, manufacture, processing, packing, testing and holding of the products subject to NDAs and ANDAs and pre-license inspections of facilities engaged in similar activities for biologic products subject to BLAs. In addition, manufacturers of both pharmaceutical products and APIs used to formulate such products also ordinarily undergo pre-approval inspections. Failure of any facility to pass a pre-approval inspection will result in delayed approval.

Facilities that manufacture pharmaceutical or biological products must be registered with the FDA and all such products made in such facilities must be manufactured in accordance with the latest cGMP regulations. The FDA conducts periodic inspections of facilities to assess the cGMP status of marketed products. Following such inspections, the FDA has in the past and could in the future issue a Form 483 Notice of Inspectional Observations, which could require modification to certain activities identified during the inspection. If the FDA were to find serious cGMP non-compliance during such an inspection, it could take regulatory actions. The FDA also may issue an untitled letter as an initial correspondence that cites violations that do not meet the threshold of regulatory significance for a Warning Letter. FDA guidelines also provide for the issuance of Warning Letters for violations of “regulatory significance” for which the failure to adequately and promptly achieve correction may be expected to result in an enforcement action.

Imported API and other components needed to manufacture our products could be rejected by U.S. Customs and Border Protection. In respect to domestic establishments, the FDA could initiate product seizures or request, or in some instances require, product recalls and seek to enjoin or otherwise limit a product’s manufacture and distribution. In certain circumstances, violations could support civil penalties and criminal prosecutions. In addition, if the FDA concludes that a company is not in compliance with cGMP requirements, sanctions may be imposed that include preventing that company from receiving the necessary licenses to export its products and classifying that company as an unacceptable supplier, thereby disqualifying that company from selling products to federal agencies.

Certain of our subsidiaries sell products that are “controlled substances” as defined in the CSA and implementing regulations, which establish certain security and recordkeeping requirements administered by the DEA. The DEA regulates chemical compounds as Schedule I, II, III, IV or V substances, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. The active ingredients in some of our products are listed by the DEA as Schedule II or III substances under the CSA. Consequently, their manufacture, shipment, storage, sale and use are subject to a high degree of regulation.

The DEA limits the availability of the active ingredients that are subject to the CSA used in several of our products as well as the production of these products. We or our contract manufacturing organizations must annually apply to the DEA for procurement and production quotas in order to obtain and produce these substances. As a result, our quotas may not be sufficient to meet commercial demand or complete clinical trials.

Moreover, the DEA may adjust these quotas from time to time during the year, although the DEA has substantial discretion in whether or not to make such adjustments.

To meet its responsibilities, the DEA conducts periodic inspections of registered establishments that handle controlled substances. Annual registration is required for any facility that manufactures, tests, distributes, dispenses, imports or exports any controlled substance. The facilities must have the security, control, accounting mechanisms and monitoring systems required by the DEA to prevent loss and diversion of controlled substances and to comply with reporting obligations. Failure to maintain compliance can result in enforcement action. The DEA may seek civil penalties, refuse to renew necessary registrations or initiate proceedings to revoke or restrict those registrations or, with the DOJ, seek to impose civil penalties. In certain circumstances, violations could result in criminal proceedings.

In October 2018, the U.S. Congress enacted H.R. 6. Intended to achieve sweeping reform to combat opioid abuse, H.R. 6, among other provisions, amends related laws administered by the FDA, the DEA and the CMS. Among other things, the law: (i) amends requirements related to the FDA’s authority to include packaging requirements in REMS requirements; (ii) increases civil and criminal penalties for manufacturers and distributors for failing to maintain effective controls against diversion of opioids or for failing to report suspicious opioid orders; (iii) requires the DEA to estimate the amount of opioid diversion when establishing manufacturing and procurement quotas; (iv) implements expanded anti-kickback and financial disclosure provisions; and (v) authorizes HHS to implement a demonstration program which would award grants to hospitals and emergency departments to develop, implement, enhance or study alternative pain management protocols and treatments that limit the use and prescription of opioids in emergency departments.

Individual states also regulate controlled substances and we, as well as our third-party API suppliers and manufacturers, are subject to such regulation by several states with respect to the manufacture and distribution of these products.

Government Benefit Programs

Statutory and regulatory requirements for government healthcare programs such as Medicaid, Medicare and TRICARE govern access and provider reimbursement levels, and provide for other cost-containment measures such as requiring pharmaceutical companies to pay rebates or refunds for certain sales of products reimbursed by such programs, or subjecting products to certain price ceilings. In addition to the cost-containment measures described in “Risk Factors,” sales to retail pharmacies under the TRICARE Retail Pharmacy Program are subject to certain price ceilings which require manufacturers to, among other things, pay refunds for prescriptions filled based on the applicable ceiling price limits. Beginning in the first quarter of 2017, pursuant to the Bipartisan Budget Act of 2015, manufacturers are required to pay additional rebates to state Medicaid programs if the prices of their non-innovator products rise at a rate faster than inflation (as continues to be the case for innovator products); this requirement previously existed only as to branded or innovator products.

The federal government may continue to pursue legislation aimed at containing or reducing payment levels for prescription pharmaceuticals paid for in whole or in part with government funds. State governments also may continue to enact similar cost containment or transparency legislation. These efforts could have material consequences for the pharmaceutical industry and for us. From time to time, legislative changes are made to government healthcare programs that impact our business. The U.S. Congress continues to examine various Medicare and Medicaid policy proposals that may result in a downward pressure on the prices of prescription products in these programs, including, for example, as part of the IRA that was enacted in August 2022.

Under the PPACA, pharmaceutical manufacturers of branded prescription products must pay an annual fee to the federal government. Each individual pharmaceutical manufacturer must pay a prorated share of the total industry fee based on the U.S. dollar value of its branded prescription product sales to specified federal programs.

The PPACA has been subject to court challenges and repeal efforts. For example, the TCJA repealed the requirement that individuals maintain health insurance coverage or face a penalty (known as the individual mandate). In June 2021, the U.S. Supreme Court held that state and individual plaintiffs did not have standing to challenge the minimum essential coverage provision of the PPACA. In this decision, the U.S. Supreme Court did not consider larger constitutional questions about the validity of this provision or the validity of the PPACA in its entirety. Ongoing efforts to repeal, substantially amend, eliminate or reduce funding for the PPACA may threaten the stability of the insurance marketplace and may have consequences for the coverage and accessibility of prescription drugs. The current administration has taken actions intended to strengthen and build upon the PPACA.

Healthcare Fraud and Abuse Laws

We are subject to various federal, state and local laws targeting fraud and abuse in the healthcare industry, violations of which can lead to civil and criminal penalties, including fines, imprisonment and exclusion from participation in federal healthcare programs. These laws are potentially applicable to us as both a manufacturer and a supplier of products reimbursed by federal healthcare programs, and they also apply to hospitals, physicians and other potential purchasers of our products.

The U.S. federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b) prohibits persons from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, to induce either the referral of an individual, or the furnishing, recommending or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. Remuneration is not defined in the federal Anti-Kickback Statute and has been broadly interpreted to include anything of value, including for example, gifts, discounts, coupons, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payments, ownership interests and providing anything at less than its fair market value. Under the federal Anti-Kickback Statute and the applicable criminal healthcare fraud statutes contained within 42 U.S.C. § 1320a-7b, a person or entity need not have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim, including items or services resulting from a violation of 42 U.S.C. § 1320a-7b, constitutes a false or fraudulent claim for purposes of the civil FCA, which is discussed below, or the civil monetary penalties statute, which imposes fines against any person who is determined to have presented or caused to be presented claims to a federal healthcare program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. The federal Anti-Kickback Statute and implementing regulations provide for certain exceptions for “safe harbors” for certain discounting, rebating or personal services arrangements, among other things, which were amended in 2020. However, the lack of uniform court interpretation of the federal Anti-Kickback Statute, coupled with novel enforcement theories by government authorities and stayed implementation of certain regulatory changes, make compliance with the law difficult. Violations of the federal Anti-Kickback Statute can result in significant criminal fines, exclusion from participation in Medicare and Medicaid and follow-on civil litigation, among other things, for both entities and individuals.

The civil FCA and similar state laws impose liability on any person or entity who, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The qui tam provisions of the FCA and similar state laws allow a private individual to bring civil actions on behalf of the federal or state government and to share in any monetary recovery. The U.S. Physician Payments Sunshine Act of 2019 and similar state laws impose reporting requirements for various types of payments to physicians and teaching hospitals. Failure to comply with reporting requirements under these laws could subject manufacturers and others to substantial civil money penalties. In addition, government entities and private litigants have asserted claims under state consumer protection statutes against pharmaceutical and medical device companies for alleged false or misleading statements in connection with the marketing, promotion and/or sale of pharmaceutical and medical device products, including state investigations of Endo International plc regarding vaginal mesh devices previously sold by certain of our operating subsidiaries and investigations and litigation by certain government entities regarding the prior promotional practices of certain of our operating subsidiaries with respect to opioid products.

International Regulations

Through our international operations, we are subject to laws and regulations that differ from those under which we operate in the United States. In most cases, non-U.S. regulatory agencies evaluate and monitor the safety, efficacy and quality of pharmaceutical products, govern the approval of clinical trials and product registrations and regulate pricing and reimbursement. Certain international markets have differing product preferences and requirements and operate in an environment of government-mandated, cost-containment programs, including price controls, such as the Patented Medicine Prices Review Board, or PMPRB, in Canada.

In Canada, the Regulations Amending the Patented Medicines Regulations (Additional Factors and Information Reporting Requirements) (the Amendments) came into force on July 1, 2022. The Amendments made a number of changes to the regulation of Canadian drug prices by the PMPRB. The PMPRB is an administrative board with a mandate to protect Canadians from excessive pricing of patented medicines. Pharmaceutical manufacturers that are patentees are required to report applicable patents and file sales information so the PMPRB can monitor for excessive pricing as long as the product is considered to be a patented medicine. If it is determined the average price for a patented medicine is too high based on pricing tests developed by the PMPRB, a payment must be made to the PMPRB to offset the excessive revenues that were generated and/or the price of the medicine must be reduced. The PMPRB’s authority to regulate the price of a drug product is linked to patent protection, specifically when there is a patent to an invention that is intended or capable of being used for medicine or for the preparation or production of medicine.

Certain governments have placed restrictions on physician prescription levels and patient reimbursements, emphasized greater use of generic products and enacted across-the-board price cuts as methods of cost control.

Whether or not FDA approval has been obtained for a product, approval of the product by comparable regulatory authorities of other governments must be obtained prior to marketing the product in those jurisdictions. The approval process may be more or less rigorous than the U.S. process and the time required for approval may be longer or shorter than in the United States.

Environmental Matters

Our operations are subject to substantial federal, state and local environmental laws and regulations concerning, among other matters, the generation, handling, storage, transportation, treatment and disposal of, and exposure to, hazardous substances. Violation of these laws and regulations, which may change, can lead to substantial fines and penalties. Many of our operations require environmental permits and controls to prevent and limit pollution of the environment. We believe that our facilities and the facilities of our third-party service providers are in substantial compliance with applicable environmental laws and regulations. As part of our corporate responsibility strategy, we are committed to operating our business in a responsible manner that seeks to minimize environmental impact, while promoting the safe, efficient and responsible use of global resources.

Service Agreements

We contract with various third parties to provide certain critical services including manufacturing, packaging, supply, warehousing, distribution, customer service, certain financial functions, certain R&D activities and medical affairs, among others. See Note 12, “License, Collaboration and Asset Acquisition Agreements,” and Note 16, “Commitments and Contingencies,” in the audited consolidated financial statements of Endo International plc and Note 10, “License, Collaboration and Asset Acquisition Agreements,” and Note 14, “Commitments and Contingencies,” in the unaudited condensed consolidated financial statements of Endo International plc included elsewhere in this prospectus for additional information.

We primarily purchase our raw materials for the production and development of our products in the open market from third-party suppliers. We attempt, when possible, to mitigate our raw material supply risks through inventory management and alternative sourcing strategies. However, some raw materials are only available from one source. We are required to identify the suppliers of all raw materials for our products in the drug applications that we file with the FDA. If the raw materials from an approved supplier for a particular product become unavailable, we would be required to qualify a substitute supplier with the FDA, which would likely interrupt manufacturing of the affected product.

License & Collaboration Agreements and Acquisitions

We continue to seek to enhance our product line and develop a diversified portfolio of products through product acquisitions and in-licensing or acquiring licenses to products, compounds and technologies from third parties. We enter into strategic alliances and collaborative arrangements with third parties, which give us rights to develop, manufacture, market and/or sell pharmaceutical products, the rights to which are primarily owned by these third parties. These alliances and arrangements can take many forms, including licensing arrangements, co-development and co-marketing agreements, co-promotion arrangements, research collaborations and joint ventures. Such alliances and arrangements enable us to share the risk of incurring all R&D expenses that do not lead to revenue-generating products; however, because profits from alliance products are shared with the counter-parties to the collaborative arrangement, the gross margins on alliance products are generally lower, sometimes substantially so, than the gross margins that could be achieved had we not opted for a development partner. See Note 12, “License, Collaboration and Asset Acquisition Agreements,” in the audited consolidated financial statements of Endo International plc and Note 10, “License, Collaboration and Asset Acquisition Agreements,” in the unaudited condensed consolidated financial statements of Endo International plc included elsewhere in this prospectus for additional information.

Human Capital Resources

As of May 31, 2024, we had 2,995 employees, of which 440 were engaged in R&D and regulatory work, 371 in sales and marketing, 1,194 in manufacturing, 622 in quality assurance and 368 in general and administrative capacities. With the exception of approximately 215 production personnel in our Rochester, Michigan manufacturing facility, our employees are generally not represented by unions. A new three-year collective bargaining agreement with United Steelworkers Local 176, which affects the production personnel in Rochester, Michigan, was ratified on May 31, 2024 and will expire on February 28, 2027. We believe that our relations with our employees are good.

Properties

This section provides information about the location and general character of the principal physical properties of Endo International plc at March 31, 2024.

Endo, Inc.’s global headquarters is located in Malvern, Pennsylvania. This property is leased and is described in more detail in Note 9, “Leases,” in the audited consolidated financial statements of Endo International plc and Note 8, “Leases,” in the unaudited condensed consolidated financial statements of Endo International plc included elsewhere in this prospectus. Our global quality, supply chain and clinical development functions are run from our Dublin, Ireland location. We conduct certain additional business functions, including manufacturing, distribution, quality assurance, R&D and administration, at locations throughout the United States and select global markets. Additional information about the properties of our reportable segments is set forth below:

•

Branded Pharmaceuticals: This segment also conducts certain operations in the United States through leased and owned manufacturing properties in Pennsylvania, New Jersey, New York and Michigan, as well as certain administrative and R&D functions through leased properties in Pennsylvania.

•	Sterile Injectables: This segment also conducts certain manufacturing, quality assurance, R&D and administrative functions in the United States through owned and leased properties in Michigan, as well as certain R&D and administrative functions in New Jersey and India in the same facilities as our Generic Pharmaceuticals segment, as discussed below.

•

Generic Pharmaceuticals: This segment also conducts certain administrative functions through a leased property in New Jersey, as well as significant R&D operations and manufacturing and administrative functions in India through owned and leased facilities in Chennai, Indore and Mumbai.

•	International Pharmaceuticals: This segment’s operations are primarily conducted through Paladin’s leased headquarters in Montreal, Canada.

As of March 31, 2024, our owned and leased properties consist of approximately 1.5 million and 2.6 million square feet, respectively. We believe our properties are suitable and adequate to support our current and projected operations in all material respects.

Legal Proceedings

In the ordinary course of conducting our business, we have in the past and may in the future become involved in various legal actions and other claims. We may also become involved in other judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of our businesses. Some of these matters may involve claims of substantial amounts. These legal proceedings may be subject to many uncertainties and there can be no assurance of the outcome of any individual proceedings. For a description of our material legal proceedings, please see Note 16, “Commitments and Contingencies,” in the audited consolidated financial statements of Endo International plc and Note 14, “Commitments and Contingencies,” in the unaudited condensed consolidated financial statements of Endo International plc included elsewhere in this prospectus. In connection with the consummation of the Plan on the Effective Date, all outstanding claims against us, including all outstanding opioid and other litigation claims, were discharged.

MANAGEMENT

Our Executive Officers and Board of Directors

The following table sets forth the names, ages and positions of our executive officers and directors as of the date of this prospectus.

Name	Age	Position and Offices
Blaise A. Coleman	50	President; Chief Executive Officer; Director
Patrick A. Barry	56	Executive Vice President; President, Global Commercial Operations
Mark T. Bradley	55	Executive Vice President; Chief Financial Officer
Matthew J. Maletta	53	Executive Vice President; Chief Legal Officer and Secretary
James P. Tursi, M.D.	59	Executive Vice President, Global Research & Development
Paul Herendeen	68	Chairperson
Paul Efron	69	Director
Scott Hirsch	48	Director
Sophia Langlois	55	Director
Andrew (Andy) Pasternak	53	Director
Marc J. Yoskowitz	50	Director

Blaise A. Coleman has served as President and Chief Executive Officer of Endo International plc and a member of its board of directors from March 2020 and continues to serve as President and Chief Executive Officer and on our board of directors following consummation of the Plan on the Effective Date. Mr. Coleman previously served as Executive Vice President and Chief Financial Officer of Endo International plc from December 2016 to March 2020. Mr. Coleman joined Endo International plc in January 2015 as Vice President of Corporate Finance, and was then promoted to Senior Vice President, Global Finance Operations in November 2015. On August 16, 2022, the Debtors filed voluntary petitions for relief under the Bankruptcy Code. Prior to joining Endo International plc, Mr. Coleman held a number of finance leadership roles with AstraZeneca, most recently as the Chief Financial Officer of the AstraZeneca/Bristol-Myers Squibb U.S. Diabetes Alliance. He joined AstraZeneca in 2007 from Centocor, a wholly owned subsidiary of Johnson & Johnson, where he held positions in both the Licenses & Acquisitions and Commercial Finance organizations. Mr. Coleman’s move to Centocor in early 2003 followed seven years’ experience with the global public accounting firm, PricewaterhouseCoopers LLP. Mr. Coleman is a Certified Public Accountant and holds a Bachelor of Science degree in accounting from Widener University and a Master of Business Administration degree from the Fuqua School of Business at Duke University. Mr. Coleman was selected to serve on our board of directors based on his role as President and Chief Executive Officer, his deep knowledge of our business and his extensive management experience in the pharmaceutical industry.

Patrick A. Barry has served as Executive Vice President and President, Global Commercial Operations of Endo International plc from April 2020 and continues to serve as Executive Vice President and President, Global Commercial Operations following consummation of the Plan on the Effective Date. In this role, Mr. Barry has responsibility for our global commercial organization across each of our four reportable segments, including Branded Pharmaceuticals, Sterile Injectables, Generic Pharmaceuticals and International Pharmaceuticals. Mr. Barry previously served as Executive Vice President and Chief Commercial Officer, U.S. Branded Business of Endo International plc from February 2018 to April 2020, after joining Endo International plc in December 2016 as Senior Vice President, U.S. Branded Pharmaceuticals. On August 16, 2022, the Debtors filed voluntary petitions for relief under the Bankruptcy Code. Prior to joining Endo International plc, Mr. Barry worked at Sanofi S.A. from 1992 until December 2016, holding roles of increasing responsibility in areas such as Sales Leadership, Commercial Operations, Marketing, Launch Planning and Training and Leadership Development. Most recently, Mr. Barry served at Sanofi S.A. as its General Manager and Head of North America General Medicines starting in September 2015 and as Vice President and Head of U.S. Specialty from April 2014 until August 2015. During this time, Mr. Barry oversaw three complex and diverse businesses with responsibility for leading sales and marketing activities for branded and generic products across the United States and Canada. Mr. Barry has a diverse therapeutic experience including aesthetics and dermatology, oncology, urology, orthopedics and medical device and surgical experience. Mr. Barry holds a Master of Business Administration degree from Cornell University, Johnson School of Management and a Bachelor of Arts degree in Public Relations and Marketing from McKendree University.

Mark T. Bradley has served as Executive Vice President and Chief Financial Officer of Endo International plc from March 2020 and continues to serve as Executive Vice President and Chief Financial Officer following consummation of the Plan on the Effective Date. Mr. Bradley previously served as Senior Vice President, Corporate Development & Treasurer of Endo International plc from June 2017 to March 2020. Mr. Bradley joined Endo International plc in January 2007 as a Finance Director and held various positions of increasing responsibility. On August 16, 2022, the Debtors filed voluntary petitions for relief under the Bankruptcy Code. Prior to joining Endo International plc, Mr. Bradley spent nearly seven years as a management consultant, most recently with Deloitte Consulting, providing a broad range of strategic and operational advice and services to senior executives across a number of industries. In addition, Mr. Bradley served as a Finance Director for an industrial products company for approximately two years. Mr. Bradley spent the first five years of his career in public accounting at Ernst & Young LLP. Mr. Bradley is a licensed Certified Public Accountant and holds a Bachelor of Science degree in Accounting from Saint Joseph’s University and a Master of Business Administration from The University of Texas at Austin.

Matthew J. Maletta has served as Executive Vice President and Chief Legal Officer of Endo International plc from May 2015 until the consummation of the Plan, and as Company Secretary of Endo International plc from June 2020, and continues to serve in as Executive Vice President, Chief Legal Officer and Secretary following consummation of the Plan on the Effective Date. Mr. Maletta has global responsibility for all legal matters affecting us. Prior to joining Endo International plc in 2015, Mr. Maletta served as Vice President, Associate General Counsel and Corporate Secretary of Allergan. In this position, Mr. Maletta served as an advisor to the Chief Executive Officer and the board of directors and supervised several large transactions, including the $70 billion acquisition of Allergan by Actavis in 2015. Mr. Maletta also played a key role defending Allergan from an unsolicited takeover bid by Valeant Pharmaceuticals and Pershing Square Capital Management in 2014. Mr. Maletta joined Allergan in 2002 and during his tenure, held roles of increased responsibility, including serving as the lead commercial attorney for Allergan’s aesthetics businesses for several years and as Head of Human Resources in 2010. Prior to joining Allergan, Mr. Maletta was in private practice, focusing on general corporate matters, finance, governance, securities and transactions. Mr. Maletta holds a Bachelor of Arts degree in political science from the University of Minnesota, summa cum laude and Phi Beta Kappa, and a Juris Doctor degree, cum laude, from the University of Minnesota Law School.

James P. Tursi, M.D., has served as Executive Vice President, Global Research & Development of Endo International plc from January 2022 and continues to serve as Executive Vice President, Global Research & Development following consummation of the Plan on the Effective Date. In this role, Dr. Tursi is responsible for leading global research & development, medical affairs and regulatory operations. Prior to joining Endo International plc, Dr. Tursi held senior leadership roles at Ferring Pharmaceuticals USA, Antares Pharmaceuticals and Aralez Pharmaceuticals. Prior to Aralez, Dr. Tursi was Chief Medical Officer and Vice President of Clinical R&D at Auxilium Pharmaceuticals until its acquisition by Endo International plc in 2015. Dr. Tursi practiced medicine and surgery for over ten years and created a medical education company, I Will Pass®, which assisted physicians in the process of board certification. Dr. Tursi performed his residency in Gynecology and Obstetrics at the Johns Hopkins Hospital, holds a Bachelor of Science degree in Chemistry and Biology from Ursinus College and a Doctor of Medicine degree from the Medical College of Pennsylvania. Dr. Tursi is a member of the Ideal Image and NueroBo Pharmaceuticals Boards of Directors. Previously, Dr. Tursi served as a member of the Agile Therapeutics, Inc. Board of Directors from October 2014 to October 2022.

Paul Herendeen has served as Chairperson of our board of directors since April 23, 2024. Mr. Herendeen has served as a member of the Elanco Pharmaceuticals Board of Directors since December 2020. Mr. Herendeen served as Advisor to the Chairman and Chief Executive Officer at Bausch Health Companies Inc. Prior to that, he was EVP and CFO of Bausch Health. Before joining Bausch Health, he served as EVP and CFO of Zoetis Inc. Prior to that time, Mr. Herendeen served as chief financial officer at Warner Chilcott, a specialty pharmaceuticals company. He rejoined Warner Chilcott after four years as EVP and CFO of MedPointe. Mr. Herendeen previously worked as a Principal Investor at Dominion Income Management and Cornerstone Partners and spent the early part of his career in banking and public accounting, holding various positions with the investment banking group of Oppenheimer & Company, the capital markets group of Continental Bank Corporation and as a senior auditor with Arthur Andersen & Company. Mr. Herendeen holds a bachelor’s degree from Boston College and earned an M.B.A. from the University of Virginia’s Darden School of Business. Mr. Herendeen was selected to serve on our board of directors based on his extensive leadership and management experience in the pharmaceutical industry.

Paul Efron has served as a member of our board of directors since April 23, 2024. Mr. Efron is the Executive Chairman of Oodles Energy, Inc, which installs and operates fast DC chargers in Apartments and Hotels. He has served in that role since he co-founded the company in December 2020. From 1984 to 2022, Mr. Efron worked in a variety of capacities at Goldman Sachs and Company. He was elected General Partner of the firm in 1998. He ran a variety of businesses for the firm, including Debt Capital Markets in London, New Product Development for the Investment Banking Division, and Leveraged Finance. Mr. Efron served for 20 years on the Firmwide Capital Committee, which reviewed the firm’s underwriting and fixed income capital commitments. Mr. Efron has served on the Board of Directors of seven private companies and was the Chairman of the Board of Trustees of his Alma Mater, Pomona College. Mr. Efron was selected to serve on our board of directors based on his extensive leadership and management experience and his extensive capital markets experience.

Scott Hirsch has served as a member of our board of directors since April 23, 2024. Mr. Hirsch has over 20 years of experience in healthcare operations, investment management, and financial services. He has served as an executive operator and board member for privately held companies within Blackstone, Bain Capital, and Lauder Partner portfolios. Mr. Hirsch was formerly the CEO of Solta Medical, where he led the business growth, investment cycle, and global infrastructure development for a healthcare company operating in over 50 countries. Prior to Solta, Mr. Hirsch was the President of the Ortho Dermatologics and OraPharma business segments and the Chief Business Officer of Bausch Health/Bausch & Lomb. In those roles, he had responsibility for operational performance, capital allocation, strategic planning, M&A, and investor communications. He additionally held the role of President of the Bausch Foundation and Patient Access with oversight of government affairs, product donation, and charitable giving. Prior to Bausch, Mr. Hirsch was a Portfolio Manager at Citadel’s Surveyor Capital fund overseeing investment and risk management decisions for a healthcare portfolio. Mr. Hirsch started on Wall Street in the investment banking group of Credit Suisse, where he was recognized by Institutional Investor magazine as a top Equity Research Analyst covering Specialty Pharmaceuticals, Biotechnology, and Global Generics companies. Mr. Hirsch began his career as a venture capital operator in product development, sales, and marketing roles at J.P. Morgan Partners and Morgan Stanley Ventures portfolio companies including Medsite, a healthcare technology company that was acquired by WebMD. Mr. Hirsch holds an M.B.A. in Healthcare Management and Finance from The Wharton School and B.F.A. with honors from The Rhode Island School of Design. Mr. Hirsch was selected to serve on our board of directors based on his extensive leadership and management experience in the healthcare industry.

Sophia Langlois has served as a member of our board of directors since April 23, 2024. Ms. Langlois is presently a board member, compensation committee member, and Chair of the audit committee for Alaris Equity Partners and also a board member, compensation committee member and audit committee member of Pason Systems Inc. Ms. Langlois was formerly a board member at Essential Energy Services and Loop Energy Inc., where she chaired both audit committees. She has been involved with numerous not-for-profit organizations and is presently on the board of Telus Spark Science Centre. As a public company audit partner with KPMG LLP in

Calgary from 2006 to 2020, she served domestic, cross-border, and international companies across numerous industry sectors. Ms. Langlois also led the Corporate Services group for KPMG Calgary and was the KPMG National Audit Partner in charge of People Strategy for three years. She received her Bachelor of Commerce degree from the University of Calgary, holds a Chartered Professional Accountant designation, and is a member of the Human Resources Institute of Alberta. Ms. Langlois has been granted an ICD.D designation by the Institute of Corporate Directors. Ms. Langlois was selected to serve on our board of directors based on her extensive management experience and her experience serving as a director and audit committee member for various public and private companies.

Andrew (Andy) Pasternak has served as a member of our board of directors since April 23, 2024. Mr. Pasternak is a biopharmaceutical executive and expert with over 25 years of experience, and currently serves as an Advisory Partner at Bain & Company, a leading global consulting firm. Most recently, Mr. Pasternak served as Executive Vice President, Chief Strategy Officer at Horizon Therapeutics, a biotechnology company focused on serious, rare autoimmune diseases; in this role, he was responsible for corporate strategy, M&A / business development, commercial development, and portfolio management, and he played a central role in the $28 billion acquisition of Horizon by Amgen, Inc. Prior to joining Horizon in 2019, Mr. Pasternak was a senior partner at Bain & Company, where he served as Head of the Healthcare Practice in the Americas. Earlier in his career, he was an analyst in the Investment Banking division of Chemical Securities, Inc. (now part of J.P. Morgan). Mr. Pasternak is also an Adjunct Lecturer in the Healthcare Program at the Kellogg School of Management. He serves on the board of directors of Make-A-Wish, Illinois Chapter. Mr. Pasternak received his B.A. in economics from Northwestern University and an M.B.A. from the University of Chicago. Mr. Pasternak was selected to serve on our board of directors based on his extensive leadership and management experience in the biopharmaceutical industry.

Marc J. Yoskowitz has served as a member of our board of directors since April 23, 2024. Mr. Yoskowitz serves as Chief Executive Officer of Evozyne, Inc., a venture capital backed biotech designing novel proteins leveraging generative AI. He has served as a member of the board of directors at Mereo BioPharma since 2022 where he is a member of the R&D Committee. Previously he served as EVP and Chief Strategy Officer, Life Sciences at Tempus AI, Inc. Prior to Tempus, Mr. Yoskowitz was Chief Business Officer, Pfizer Essential Health, leading a range of corporate initiatives within the Pfizer portfolio. Prior to Pfizer, he served as SVP, Strategy and Corporate Development at Hospira and was a member of the Executive Committee. Earlier in his career, Mr. Yoskowitz led business development at a specialty pharmaceutical company, spent eight years at McKinsey & Company where he was an Associate Principal, and began his career as an M&A lawyer at Davis, Polk & Wardwell in New York. Mr. Yoskowitz received a bachelor’s degree magna cum laude from Washington University in St. Louis and holds a J.D. from Columbia University School of Law. Mr. Yoskowitz was selected to serve on our board of directors based on his extensive leadership and management experience in the pharmaceutical industry.

Election of Officers

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly appointed or until his or her earlier resignation or removal. There are no family relationships among any of our executive officers or directors.

Composition of our Board of Directors

Our board of directors is currently composed of seven directors, including our President and Chief Executive Officer and six independent directors.

Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, disqualification, resignation or removal.

On April 23, 2024, we entered into a stockholders’ agreement, which governs matters related to our corporate governance, rights to designate directors, certain consent rights, certain transfer restrictions and certain registration rights, although the majority of such terms (other than the registration rights) will terminate upon the effectiveness of the registration statement of which this prospectus forms a part. For more information, see “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”

Director Independence

Our board of directors has undertaken a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our board of directors has affirmatively determined that Paul Herendeen, Paul Efron, Scott Hirsch, Sophia Langlois, Andrew Pasternak and Marc Yoskowitz are each an “independent director,” as defined under the Exchange Act and the rules of the NYSE. In making these determinations, our board of directors considered the current and prior relationships that each director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each director. In addition to determining whether each director satisfies the director independence requirements set forth in the Exchange Act and the rules of the NYSE, in the case of members of the audit and finance committee and compensation and human capital committee, our board of directors made an affirmative determination that such members also satisfy separate independence requirements and current standards imposed by the SEC and the NYSE.

Committees of our Board of Directors

Our board of directors has an audit and finance committee, a compensation and human capital committee, a nominating, governance and corporate responsibility committee and a compliance committee, each of which has the composition and responsibilities described below.

Audit and Finance Committee

Our audit and finance committee is responsible for, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm their independence from management;

•	reviewing with our independent registered public accounting firm the scope and results of their audit;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the quarterly and annual financial statements that we file with the SEC;

•	overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related person transactions;

•	establishing procedures for the confidential, anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and

•	preparing the audit committee report that the rules and regulations of the SEC require to be included in our annual proxy statement.

Our audit and finance committee consists of Sophia Langlois, Paul Herendeen, and Andrew Pasternak, with Sophia Langlois serving as chair. Rule 10A-3 under the Exchange Act and the NYSE rules require that our audit and finance committee have at least one independent member upon the listing of our common stock, have a majority of independent members within 90 days of the effective date of the registration statement of which this prospectus forms a part, and be composed entirely of independent members within one year of such effective date. Our board of directors has affirmatively determined that Ms. Langlois and Messrs. Herendeen and Pasternak each meet the definition of “independent director” for purposes of serving on the audit and finance committee under Rule 10A-3 under the Exchange Act and the NYSE rules. Each member of our audit and finance committee also meets the financial literacy requirements of the NYSE. In addition, our board of directors has determined that Ms. Langlois and Messrs. Herendeen and Pasternak qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors adopted a written charter for the audit and finance committee, which is available on our corporate website at www.endo.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus; we have included this website address solely as an inactive textual reference.

Compensation and Human Capital Committee

Our compensation and human capital committee is responsible for, among other things:

•	reviewing, modifying and approving our overall compensation strategy and policies;

•

reviewing and approving the corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating annually our Chief Executive Officer’s performance in light of such goals and objectives, and determining and approving our Chief Executive Officer’s compensation level based on this evaluation;

•	reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our executive officers and directors;

•	reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

•	overseeing our compensation and employee benefit plans;

•	appointing and overseeing any compensation consultants;

•	reviewing and discussing with management our “Compensation Discussion and Analysis” disclosure required by SEC rules; and

•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement.

Our compensation and human capital committee consists of Scott Hirsch, Sophia Langlois, and Paul Efron, with Scott Hirsch serving as chair. Our board of directors has determined that Mr. Hirsch, Ms. Langlois and Mr. Efron each meet the definition of “independent director” for purposes of serving on the compensation and human capital committee under the NYSE rules. The NYSE rules require that our compensation and human capital committee have at least one independent member within five business days of the listing of our common stock, have a majority of independent members within 90 days of the listing of our common stock, and be composed entirely of independent members within one year of the listing of our common stock. All members of our compensation and human capital committee are “non-employee directors” as defined in Rule 16b-3 under the Exchange Act. Our board of directors adopted a written charter for the compensation and human capital committee, which is available on our corporate website at www.endo.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus; we have included this website address solely as an inactive textual reference.

Nominating, Governance and Corporate Responsibility Committee

Our nominating, governance and corporate responsibility committee is responsible for, among other things:

•	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

•	recommending members for each committee of our board of directors;

•	evaluating the overall effectiveness of our board of directors and its committees and management; and

•

developing and recommending to our board of directors a set of corporate governance principles, reviewing and assessing these principles and their application and recommending to our board of directors any changes to such principles.

Our nominating, governance and corporate responsibility committee consists of Paul Efron, Marc Yoskowitz and Andrew Pasternak, with Paul Efron serving as chair. Our board of directors has determined that Messrs. Efron, Yoskowitz and Pasternak each meet the definition of “independent director” for purposes of serving on the nominating, governance and corporate responsibility committee under the NYSE rules. The NYSE rules require that our nominating, governance and corporate responsibility committee have at least one independent member within five business days of the listing of our common stock, have a majority of independent members within 90 days of the listing of our common stock, and be composed entirely of independent members within one year of the listing of our common stock. Our board of directors adopted a written charter for the nominating, governance and corporate responsibility committee, which is available on our corporate website at www.endo.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus; we have included this website address solely as an inactive textual reference.

Compliance Committee

Our compliance committee is responsible for, among other things:

•

overseeing management’s implementation of our compliance program, including our code of conduct, written compliance policies and procedures and mechanisms for employees to seek guidance and report concerns;

•

overseeing our compliance with applicable product safety and quality standards, anti-bribery and corruption laws, and regulations regarding interactions with healthcare professionals and government officials; and

•

discussing with our Chief Compliance Officer updates on compliance matters, including monitoring to detect potential noncompliance and identifying opportunities for enhancement, and aggregate-level reports on all investigations.

Our compliance committee consists of Paul Herendeen, Scott Hirsch and Marc Yoskowitz, with Marc Yoskowitz serving as chair. Our board of directors has determined that Messrs. Herendeen, Hirsch and Yoskowitz each meet the definition of “independent director” for purposes of serving on the compliance committee under its charter. Our board of directors adopted a written charter for the compliance committee, which is available on our corporate website at www.endo.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus; we have included this website address solely as an inactive textual reference.

Our board of directors may, from time to time, establish other committees.

Composition of Committees of the Board of Directors

The following table shows the directors who currently serve on and/or chair each of the committees.

Name	Audit and Finance Committee	Compensation and Human Capital Committee	Nominating, Governance and Corporate Responsibility Committee	Compliance Committee
Paul Herendeen	Member	—	—	Member
Paul Efron	—	Member	Chair	—
Scott Hirsch	—	Chair	—	Member
Sophia Langlois	Chair	Member	—	—
Andrew Pasternak	Member	—	Member	—
Marc Yoskowitz	—	—	Member	Chair

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation and human capital committee is or has been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation and human capital committee.

Code of Ethics

We adopted a code of conduct that applies to our directors, executive officers (including our President and Chief Executive Officer and Executive Vice President and Chief Financial Officer) and other employees, or the Code of Ethics, which is available on our corporate website at www.endo.com. We also adopted a code of conduct specifically for our board of directors, or the Director Code. The Code of Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. Any waiver of either code for any of our directors or executive officers, as applicable, may be made only by our board of directors or a committee of our board of directors. Such waivers and any amendments to either code will be disclosed on our corporate website if required by law or any applicable stock exchange rules. Our board of directors will review the Code of Ethics and the Director Code on an annual basis. The information contained on, or that can be accessed through, our website is not a part of this prospectus; we have included this website address solely as an inactive textual reference.

EXECUTIVE AND DIRECTOR COMPENSATION OF ENDO INTERNATIONAL PLC

The information in this section discusses the historical compensation of the officers and directors of Endo International plc and the compensation practices of Endo International plc, except as otherwise stated. The compensation practices of Endo, Inc. after the Effective Date will be determined by the compensation and human capital committee of the board of directors of Endo, Inc.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

The executive officers whose compensation is discussed in this Compensation Discussion and Analysis and whom are referred to as the named executive officers, or NEOs, are:

Name	Position and Offices
Blaise A. Coleman	President; Chief Executive Officer; Director
Mark T. Bradley	Executive Vice President; Chief Financial Officer
Matthew J. Maletta	Executive Vice President; Chief Legal Officer; Company Secretary
Patrick A. Barry	Executive Vice President; President, Global Commercial Operations
James P. Tursi, M.D.	Executive Vice President, Global Research & Development

Immediately prior to the consummation of the Plan and the transfer on the Effective Date of substantially all of the assets of Endo International plc to Endo, Inc., the NEOs were executive officers of Endo International plc. As a result, this “Compensation Discussion and Analysis” discusses the 2023 compensation programs of Endo International plc and arrangements that affect the NEOs. Decisions regarding the NEO’s past compensation have been made by the Compensation & Human Capital Committee, or the CHCC, of Endo International plc or, in certain instances, by the board of directors of Endo International plc. Following the consummation of the Plan, the board of directors of Endo, Inc. formed its own compensation and human capital committee, also referred to herein as the Committee, which may choose to implement different compensation programs for the NEOs and will generally determine the executive compensation policies of Endo, Inc. References to “NEO” in this “Compensation Discussion and Analysis” and the subsequent compensation disclosures refer to the individuals described above, regardless of whether the individual was performing services for Endo International plc or, post-consummation of the Plan, is performing services for Endo, Inc.

Compensation Philosophy

The executive compensation program of Endo International plc emphasized the importance of attracting, motivating and encouraging continuity of experienced and well-qualified executive officers through policies, programs and strategies that advanced the critical business and human capital development objectives of Endo International plc. The compensation philosophy of Endo International plc was designed to support its business strategy by attracting highly-talented individuals and motivating them to perform at the highest professional level, while embracing the values, behaviors and Code of Conduct of Endo International plc. During the pendency of the bankruptcy proceedings of Endo International plc, the CHCC was generally restricted from making changes to the executive compensation program of Endo International plc and, as further described below, certain decisions related to the executive compensation program of Endo International plc were made prior to Endo International plc entering into Chapter 11.

Competitive Considerations

Prior to Endo International plc entering into Chapter 11, the CHCC considered the competitive market for executives and compensation levels provided by comparable companies in making compensation decisions with respect to each element of compensation. The CHCC reviewed the compensation practices at companies with which Endo International plc competed for talent, including businesses engaged in activities similar to those of Endo International plc. While the CHCC did not believe that it was appropriate to establish compensation levels based primarily on benchmarking, the CHCC did believe that information regarding pay practices at other companies was nevertheless useful as a tool to assess the reasonableness and competitiveness of the compensation practices of Endo International plc.

The CHCC generally sought to align target executive compensation at the median of compensation packages for executives in similar positions and with similar responsibilities and experience at similar companies of comparable size, with the opportunity for top quartile actual compensation based upon individual and company performance. The CHCC recognized, however, that positions with similar titles are not always comparable in terms of responsibility to such positions at Endo International plc.

The CHCC believed that, given the compensation philosophy and objectives of Endo International plc, compensation targeted at the median of similarly situated companies with the opportunity for top quartile total compensation based upon performance was generally sufficient to retain its executive officers and to hire new executive officers when and as required. In setting compensation for the NEOs, the CHCC considered comparative market data requested by the CHCC from Korn Ferry, its compensation consultant. In gathering relevant competitive market compensation data, the CHCC approved the use of a sample of companies with similar operations to Endo International plc, which were referred to collectively as the Pay Comparator Companies.

The CHCC-approved Pay Comparator Companies for 2022, the last year that the CHCC approved Pay Comparator Companies prior to entering into Chapter 11, are listed in the table below:

2022 Pay Comparator Companies
Alkermes Public Limited Company	Organon & Co.

Amneal Pharmaceuticals, Inc.	Perrigo Company plc

Bausch Health Companies Inc.	Regeneron Pharmaceuticals, Inc.

Biogen Inc.	Seagen Inc.

BioMarin Pharmaceutical Inc.	United Therapeutics Corporation

Horizon Therapeutics Public Limited Company	Vertex Pharmaceuticals Incorporated

Incyte Corporation	Viatris Inc.

Jazz Pharmaceuticals plc

Pay Risk and Governance. The CHCC regularly reviewed industry compensation practices to align the compensation philosophy of Endo International plc with its business strategy. The summary below reflects the leading governance practices implemented and maintained by the CHCC prior to Endo International plc entering into Chapter 11:

Endo International plc Historic Risk Practices

•	Maintain a Compensation & Human Capital Committee composed entirely of independent directors.

•	Engage with shareholders and third-party advisory firms on governance and compensation matters.

•	Retain an independent executive compensation consultant to the CHCC.

•	Conduct annual assessments of NEO pay positioning against Pay Comparator Companies.

•	Complete independent annual reviews of risks associated with compensation arrangements, policies and practices.

•	Implement an executive pay program that is highly concentrated on variable short- and long-term incentive compensation tied to individual and company performance.

•

Maintain a compensation recovery (clawback) policy that applies to both cash- and equity-based incentives in situations involving material misconduct or gross negligence resulting in material financial harm to Endo International plc.

What Endo International plc Did Not Do

•	Reward executives for excessive, inappropriate or unnecessary risk-taking.

•	Allow re-pricing of equity awards without shareholder approval.

•	Allow cash buyouts of underwater options.

•	Allow hedging and pledging of company shares.

•	Grant single-trigger vesting of long-term incentive, or LTI, awards upon change in control.

•	Enter into employment agreements with automatic renewal provisions (except as required by local law).

•	Allow change in control gross-up payments.

On at least an annual basis, Endo International plc conducted an assessment of the potential risks associated with its compensation arrangements, policies and practices. The assessment was historically conducted by Korn Ferry and then reviewed by the CHCC. A key objective was to determine whether the compensation policies and practices of Endo International plc created risks that were reasonably likely to have a material adverse effect on Endo International plc. This risk assessment process included:

•	a comprehensive review of compensation programs with the highest potential for material adverse effect;

•	identification of key company positions and business areas that could potentially carry a significant portion of the risk profile of Endo International plc;

•	identification of compensation programs for the key company positions and business areas; and

•	an analysis of employee compensation plans with the highest potential for risk, pursuant to which the CHCC would:

•	identify the features within the plans that could potentially encourage excessive or imprudent risk-taking;

•	identify business risks that these features could potentially encourage;

•	identify controls and plan features to mitigate the risks identified;

•	determine residual risk remaining after having identified mitigating controls and features; and

•	assess whether residual risk was reasonably likely to have a material adverse effect on Endo International plc as a whole.

The CHCC also reviewed the compensation programs of Endo International plc with variable payouts. A key consideration was the establishment of an appropriate mix of performance metrics. The CHCC oversaw the plans so that they rewarded both annual goal achievement and the long-term sustainable success of Endo International plc. In addition, the reviews focused on plans where an employee might be able to influence payout factors and programs that involve executives, with a focus on analyzing whether any of the performance targets encouraged excessive risk-taking. During the assessments, several control and design features of the compensation program of Endo International plc intended to mitigate the risk of excessive risk-taking were evaluated. Risk profiles were also evaluated on an ongoing basis by the management team of Endo International plc as new program designs were considered.

Based on the process described above, it was concluded that the potential risks associated with the compensation policies and practices of Endo International plc were not reasonably likely to have a material adverse effect on Endo International plc. The risk management policies of Endo, Inc. are similar to the historic risk management policies of Endo International plc. Going forward, the Committee will review the compensation programs of Endo, Inc. at least annually to identify and address potential risks that may have a material adverse effect on Endo, Inc. and will either incorporate changes to compensation design or implement appropriate safeguards. Endo, Inc. has adopted a Dodd-Frank compliant clawback policy.

Elements of Executive Compensation

The following sections describe each element of the 2023 executive compensation program of Endo International plc, notwithstanding the fact that certain of these compensation components were affected by the Prepaid Incentive Compensation Program, as further described below.

Annual Base Salary

The objective of base salary was to reflect job responsibilities, value to Endo International plc and individual performance while taking into consideration market competitiveness. Endo International plc sought to provide its executive officers with competitive annual base salaries in order to attract and retain them. While the base salary component of the executive officer compensation program of Endo International plc was primarily designed to provide the baseline level of compensation to executive officers, individual performance was also a key consideration when establishing appropriate base salary levels, supporting the pay-for-performance philosophy of Endo International plc.

Salaries for the NEOs were initially determined by their employment agreements, which are further described below. These salaries and the amount of any increases over these salaries were historically determined by the CHCC based on a variety of factors, including:

•

the nature and responsibility of the position and, to the extent available, salary norms for persons in comparable positions at peer companies and secondary executive compensation survey sources specific to the pharmaceutical industry;

•	the expertise and competencies of the individual executive;

•	the competitiveness of the market for the executive’s services;

•	internal review of the executive’s compensation, both individually and relative to other NEOs;

•	the recommendations of the President and Chief Executive Officer (except in the case of the President and Chief Executive Officer’s own compensation); and

•	individual performance of the NEO, which includes:

•	achievement of individual annual goals and objectives, the risks and challenges involved and the impact of the results;

•	performance of day-to-day responsibilities;

•	increases in competencies and skill development;

•	the value of the NEO’s contribution to function and company goal achievement; and

•	behaviors aligned with the key values of Endo International plc.

Notwithstanding the limitations relating to the bankruptcy proceedings of Endo International plc, base salaries were generally reviewed annually. In reviewing salaries, the CHCC adjusted salaries from time to time to realign salaries with market levels, individual performance and incumbent experience. The CHCC also considered salaries relative to those of others within Endo International plc and, on occasion, made adjustments to salaries or other elements of total compensation, such as annual incentive compensation and long-term incentive targets, where such an adjustment corrected a compensation imbalance, as the CHCC deemed appropriate.

As part of the contingency planning efforts of Endo International plc in connection with its bankruptcy proceedings, the CHCC determined not to adjust the base salaries of any NEO in 2023.

	Base Salary as of December 31,
	2023	2022
Blaise A. Coleman	$1,000,000	$1,000,000
Mark T. Bradley	$700,150	$700,150
Matthew J. Maletta	$710,600	$710,600
Patrick A. Barry	$658,350	$658,350
James P. Tursi, M.D.	$600,000	$600,000

Performance-Based Annual Cash Incentive Compensation

Prior to Endo International plc entering into Chapter 11, the executive officers of Endo International plc participated each year in the Endo International plc Performance-Based Annual Cash Incentive Compensation, or IC, program. This program provided for an annual cash incentive that directly reinforced the pay-for-performance approach of Endo International plc. The IC program was a short-term performance-based incentive plan that rewarded the achievement of annual goals and objectives, as well as longer-range strategic goals. Both company and individual performance goals, and the resulting payments, were pre-established and formulaic.

Notwithstanding the limitations relating to the bankruptcy proceedings of Endo International plc, the CHCC generally annually assessed each NEO’s achievement against the annual pre-established and formulaic objectives of Endo International plc, which allowed for a maximum bonus equal to 225% of the target bonus amount. The CHCC then determined the level of realized performance based on quantifiable company scorecard and individual performance objectives.

As further discussed below under “—Prepaid Incentive Compensation Program,” the NEOs received prepayments in 2022 and, except for Dr. Tursi, in 2021 in respect of any annual cash IC opportunities they would have otherwise been eligible for in 2023, 2022 and 2021. As a result, the NEOs were not otherwise eligible to receive IC payments for those years.

Long-Term Incentive Compensation

Prior to Endo International plc entering into Chapter 11, the executive officers of Endo International plc participated each year in the Endo International plc’s Long-Term Incentive, or LTI, program. This program was designed to provide a future reward structure for its employees. When appropriate, the LTI program prioritized the issuance of equity-based LTI awards in order to create an ownership culture. However, in recent years, in direct response to shareholder feedback and as part of the CHCC’s efforts to manage share utilization and underlying dilution levels, the CHCC limited the use of equity in annual grants and authorized the use of cash-based Long-Term Cash, or LTC, awards for all LTI recipients, including the NEOs. LTC awards are fixed cash-based long-term incentive awards with three-year vesting.

Endo International plc generally established eligibility criteria to align company and industry practices, with participation in the LTI program based on individual performance. LTI awards have historically been most heavily allocated to:

•	reward consistently high-performing individuals who make significant contributions to the success of Endo International plc;

•	reward individuals at various levels who have high impact relative to the expectations and objectives of their role; and

•	retain eligible individuals with skills critical to the long-term success of Endo International plc.

As further discussed below under “—Prepaid Incentive Compensation Program,” the NEOs received prepayments in 2022 and, except for Dr. Tursi, in 2021 in respect of any annual LTI opportunities they would have otherwise been eligible for in 2023 and 2022. As a result, the NEOs were not otherwise eligible to receive LTI grants in those years.

Additionally, on March 3, 2023, in connection with its bankruptcy proceedings, Endo International plc took action to reject all outstanding award agreements associated with stock options and stock awards, including those held by its NEOs. Following this action, all equity awards of Endo International plc held by its NEOs were canceled.

Endo, Inc. Executive Compensation

The primary elements of Endo, Inc.’s executive compensation program are similar to the historical executive compensation program of Endo International plc. After effectiveness of the Plan, the Committee of Endo, Inc. reviewed the primary elements of Endo, Inc.’s executive compensation program to ensure they meet business needs and strategic objectives. This included a review of base salary, as well as short-term and long-term incentive programs and other compensation elements.

Endo, Inc. adopted an equity incentive plan for the benefit of management and key employees, including the NEOs. The stock reserve for the incentive plan is equal to 4.5% of the fully-diluted equity of Endo, Inc. post-consummation of the Plan.

Prepaid Incentive Compensation Program

As previously disclosed, in an effort to encourage management continuity, the board of directors of Endo International plc, in consultation with Alvarez and Marsal, authorized a program, referred to herein as the Prepaid Incentive Compensation Program, pursuant to which, in November 2021, July 2022 and August 2022, certain compensation components were prepaid to NEOs and certain other key employees. Among other things, the NEOs received prepayments in respect of any amounts they would have otherwise been entitled to for 2021 IC, 2022 IC and 2022 LTI, and 2023 IC and 2023 LTI.

The amounts prepaid were, and in certain cases remain, subject to various time-based clawback and repayment obligations. Specifically, upon the dates of prepayments, amounts were generally subject to repayment by each NEO should the NEO voluntarily resign employment without Good Reason or be terminated for Cause (as defined in the applicable agreements) prior to certain specified dates, each such date referred to herein as a Vesting Date.

A portion of the amounts prepaid were deemed to be “performance-based” components. In addition to the time-based clawback and repayment obligations described above, the performance-based components were subject to clawback and repayment depending on the level of achievement of Endo International plc against certain CHCC-approved performance objectives.

As previously disclosed, 40% of the amounts prepaid to the NEOs in 2022 in respect of 2023 IC and 2023 LTI opportunities were deemed performance-based components, with performance to be determined, by the CHCC, against a CHCC-established 2023 adjusted free cash flow target. Per the corresponding award letters, as of December 31, 2023, the following applied to such performance-based components:

•

Such amounts would be fully earned (and no longer subject to performance-based clawbacks) if adjusted free cash flow, or FCF, for 2023 equaled or exceeded target level; otherwise, proportionate clawbacks from 50% to 100% of the performance-based components would be possible. This performance-based component was also subject to repayment based on the time-based conditions described above (with the applicable Vesting Date being March 1, 2024).

•

Additionally, if FCF for 2023 exceeded target level, a proportionate additional payment of up to 100% of such performance-based component would be payable to the NEOs as an additional bonus, referred to herein as an Outperformance Bonus, subject to each NEO also remaining actively employed through March 1, 2024.

In February 2024, the CHCC determined that the 2023 adjusted free cash flow of Endo International plc exceeded the previously-approved target level. Based on the level of 2023 adjusted free cash flow achievement, and based on the fact that each NEO remained actively employed through March 1, 2024: (i) the aforementioned performance-based components have been fully earned and are no longer subject to clawback, and (ii) Outperformance Bonuses equal to 100% of the performance-based component have been earned. The Outperformance Bonuses were paid by Endo, Inc. following the consummation of the Plan. The Outperformance Bonuses are in lieu of any additional incentive compensation the NEOs would have otherwise been eligible to receive based on above-target 2023 performance under the incentive compensation program of Endo International plc.

Additional Compensation Components

In 2023 and until the consummation of the Plan, the NEOs were eligible to participate in the 401(k) plan of Endo International plc, which was assumed by affiliates of Endo, Inc. post-consummation of the Plan. Additionally, prior to Endo International plc entering into Chapter 11, Endo International plc offered two non-qualified executive retirement programs including the 401(k) Restoration Plan and the Executive Deferred Compensation Plan. Both executive retirement plans became effective January 1, 2008, were amended from time to time and have been suspended for new participants and new contributions since January 1, 2022.

The retirement and severance programs and benefits of Endo International plc were assumed by Endo, Inc. upon effectiveness of the Plan. The Committee of Endo, Inc. reviewed these programs and benefits and may make changes to align them with the business needs and strategic priorities of Endo, Inc. in the future.

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Share Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Blaise A. Coleman	2023	$1,000,000	$—	$—	$4,740,000	$22,539	$5,762,539
President; Chief	2022	$978,296	$11,850,000	$—	$—	$21,551	$12,849,847
Executive Officer; Director	2021	$913,461	$17,504,167	$8,062,766	$2,506,291	$7,565	$28,994,250
Mark T. Bradley(5)	2023	$700,150	$—	$—	$1,386,297	$9,650	$2,096,097
Executive Vice President; Chief Financial Officer	2021	$606,923	$4,766,864	$1,708,021	$882,470	$11,743	$7,976,021

Matthew J. Maletta	2023	$710,600	$—	$—	$1,406,988	$25,370	$2,142,958
Executive Vice President;	2022	$702,948	$3,517,470	$—	$—	$29,900	$4,250,318
Chief Legal Officer; Company Secretary	2021	$666,039	$5,559,333	$1,985,971	$767,693	$29,631	$9,008,667

Patrick A. Barry(5)	2023	$658,350	$—	$—	$1,303,533	$20,258	$1,982,141
Executive Vice President; President, Global Commercial Operations	2021	$583,077	$4,721,417	$1,633,763	$829,786	$12,410	$7,780,453

James P. Tursi, M.D.	2023	$600,000	$—	$—	$876,000	$13,350	$1,489,350
Executive Vice President, Global Research & Development	2022	$562,802	$4,490,000	$899,997	$390,000	$16,350	$6,359,149

(1)

The amounts shown in this column for 2022 and 2021 include: (i) amounts earned in the ordinary course in respect of then-outstanding LTC awards, continuity compensation arrangements, and, in the case of Dr. Tursi, cash compensation arrangements that were originally provided to Dr. Tursi in early 2022 in connection with commencement of employment with Endo International plc, and (ii) prepayments of certain compensation components that normally would have been earned, paid and/or granted subsequent to when the prepayments occurred. These prepayments, which were previously disclosed, resulted in the acceleration of reporting (into the years in which the prepayments occurred) of certain compensation components which, had they adhered to the normal compensation timeline, would have been reportable in one or more future years. See “—Prepaid Incentive Compensation Program” above for additional information regarding such prepayments.

(2)

The amounts shown in this column represent grant date fair values determined in accordance with ASC 718. In 2021, equity awards granted included restricted stock units, or RSUs, market-based performance share units, or PSUs, measured based on relative Total Shareholder Return (as defined in the applicable award agreements) performance, referred to herein as TSR-based PSUs, and performance-based PSUs measured based on Adjusted Free Cash Flow (as defined in the applicable award agreements) performance, referred to herein as adjusted free cash flow-based PSUs. RSUs were valued based on the closing price of the ordinary shares of Endo International plc on the date of grant. TSR-based PSUs were valued using a Monte-Carlo variant valuation model that takes into account a variety of potential future share prices for Endo International plc as well as its peer companies in a selected market index. Adjusted free cash flow-based PSUs were valued taking into consideration the probability of achieving the specified performance goal.

(3)

The amounts shown in this column for 2023 relate to the Outperformance Bonuses, which are discussed above under the “—Prepaid Incentive Compensation Program” heading. These amounts are expected to be paid by Endo, Inc. following the consummation of the Plan. The Outperformance Bonuses are in lieu of any additional incentive compensation the NEOs would have otherwise been eligible to receive based on above-target 2023 performance under the incentive compensation program of Endo International plc.

(4)	The amounts shown in this column for 2023 include the items summarized in the table that follows:

	Perquisites & Other Personal Benefits (a)	Registrant Contributions to Defined Contribution Plans (b)	Total
Blaise A. Coleman	$9,339	$13,200	$22,539
Mark T. Bradley	$150	$9,500	$9,650
Matthew J. Maletta	$18,770	$6,600	$25,370
Patrick A. Barry	$10,142	$10,116	$20,258
James P. Tursi, M.D.	$150	$13,200	$13,350

(a)

The total value of all perquisites and personal benefits for each NEO did not exceed $10,000, except for the amounts shown for: (i) Mr. Maletta, which consist of $15,720 for financial and/or legal services, $2,900 for costs associated with executive physicals and $150 for miscellaneous other amounts, and (ii) Mr. Barry, which include incremental costs of spousal travel and attendance, and certain costs related to participant attendance, at certain Endo International plc-sponsored events and meetings where the executives’ attendance was requested.

(b)	Represents the employer’s contributions to defined contribution retirement plans.

(5)

In accordance with SEC reporting rules and guidance, Endo, Inc. was not a reporting company pursuant to Section 13(a) or Section 15(d) of the Exchange Act at any time during 2023. Therefore, in accordance with SEC reporting rules and guidance, Messrs. Bradley and Barry were not NEOs in 2022 and, because such disclosure for 2022 was not required to be provided in response to an SEC filing requirement, such disclosure for 2022 has been omitted from the compensation tables.

2023 Grants of Plan-Based Awards

In 2023, due to the Prepaid Incentive Compensation Program, Endo International plc did not grant any equity or non-equity based incentive compensation to the NEOs.

Narrative Disclosure to Summary Compensation Table

Executive Employment Agreements

Endo International plc

On February 19, 2020, Endo International plc entered into an executive employment agreement with Mr. Coleman, which was effective March 6, 2020 and had a term of three years. On August 13, 2022, this employment agreement was amended to extend the end of its term to March 31, 2024.

On February 19, 2020, Endo International plc entered into an executive employment agreement with Mr. Bradley, which was effective March 6, 2020 and had a term of three years. On August 13, 2022, this employment agreement was amended to extend the end of its term to March 31, 2024.

On November 4, 2020, Endo International plc entered into an executive employment agreement with Mr. Maletta, which was effective February 13, 2021 and had a term of three years. On August 13, 2022, this employment agreement was amended to extend the end of its term to March 31, 2024.

On April 28, 2020, Endo International plc entered into an executive employment agreement with Mr. Barry, which was effective April 26, 2020 and had a term of three years. On August 13, 2022, this employment agreement was amended to extend the end of its term to March 31, 2024.

On December 15, 2021, Endo International plc entered into an executive employment agreement with Dr. Tursi, which was effective January 18, 2022 and had a term of three years.

The executive employment agreements generally provided for: (i) an initial specified base salary amount; (ii) eligibility, subject to the achievement of certain performance targets, for an initial specified target amount, expressed as a percentage of base salary, of annual non-equity incentive plan compensation; and (iii) eligibility, subject to the achievement of certain performance targets, for an initial specified target amount, expressed as a percentage of base salary, of annual long-term incentive compensation, except for Mr. Coleman’s agreement, which provided that he would be eligible for annual long-term incentive compensation amounts commensurate with his position as Chief Executive Officer (as determined in the sole discretion of the CHCC). Each NEO’s employment agreement provided that these initial compensation amounts were subject to adjustments during the term of the employment agreement.

Mr. Coleman’s and Dr. Tursi’s agreements also provided for the following additional compensation arrangements in connection with their appointments into their roles, respectively:

•

In 2020, Mr. Coleman received a long-term incentive compensation award with a targeted grant date fair market value of $4,000,000, consisting of: (i) 50% PSUs, which were initially scheduled to vest on March 6, 2023, subject to certain continued service conditions, and (ii) 50% LTC awards, which were initially scheduled to vest ratably over three years at a rate of one-sixth on each six-month anniversary of the grant date, subject to certain continued service conditions.

•

In 2022, Dr. Tursi received: (i) a long-term incentive compensation award with a targeted grant date fair market value of $1,800,000, consisting of: (a) 50% RSUs, which were initially scheduled to vest ratably over three years at a rate of one-third per year, subject to certain continued service conditions, and (b) 50% LTC awards, which were initially scheduled to vest ratably over three years at a rate of one-sixth on each six-month anniversary of the grant date, subject to certain continued service conditions, and (ii) a cash sign-on bonus in the amount of $500,000 to be paid in two equal installments of $250,000 each (the first within 30 days following the effective date of the employment agreement and the second within 30 days following the first anniversary thereof), subject to certain continued service conditions.

Vesting and payments of the foregoing amounts were subsequently affected by the Prepaid Incentive Compensation Program, which is further discussed herein. Additionally, on March 3, 2023, in connection with the bankruptcy proceedings, Endo International plc took action to reject all outstanding award agreements associated with stock options and stock awards, including those applicable to the aforementioned PSUs and RSUs.

Under the executive employment agreements, each of the NEOs was entitled to receive benefits during the term of their employment on the same basis as other similarly-situated executives.

The payments and benefits to be received by each of the NEOs upon certain terminations of employment were governed by each NEO’s employment agreement, individual award agreements and/or any other applicable compensatory arrangements. These payments and benefits and the triggering events are further described below under the heading “—Potential Payments Upon Termination or Change in Control.”

Mr. Coleman’s employment agreement included a 24-month non-competition covenant, a 24-month non-solicitation covenant, a non-disparagement covenant and a covenant providing for cooperation by Mr. Coleman in connection with any investigations and/or litigation. The remaining NEOs’ employment agreements each contain a 12-month non-competition covenant, a non-solicitation covenant (18 months in the case of Mr. Bradley and Mr. Barry; 12 months in the case of Mr. Maletta and Dr. Tursi), a non-disparagement covenant and a covenant providing for cooperation by each respective NEO in connection with any investigations and/or litigation.

The Endo International plc executive employment agreements were superseded by the new Endo, Inc. executive employment agreements described below.

Endo, Inc.

On May 10, 2024, in connection with the consummation of the Plan, Endo, Inc. entered into new executive employment agreements with the NEOs on substantially similar terms as such executives’ employment agreements with Endo International plc.

The executive employment agreements generally provide for: (i) an initial base salary; (ii) an initial target annual cash bonus; (iii) eligibility for annual long-term incentive awards; and (iv) eligibility for benefits on the same basis of the other similarly-situated executives. The severance payments and benefits under the executive employment agreements are further described below under the heading “—Potential Payments Upon Termination or Change in Control.”

Mr. Coleman’s employment agreement includes a 24-month non-competition covenant, a 24-month non-solicitation covenant, a non-disparagement covenant and a covenant providing for cooperation by Mr. Coleman in connection with any investigations and/or litigation. The remaining NEOs’ employment agreements each contain a 12-month non-competition covenant, a non-solicitation covenant (18 months in the case of Mr. Bradley; 12 months in the case of Messrs. Barry, Maletta and Dr. Tursi), a non-disparagement covenant and a covenant providing for cooperation by each respective NEO in connection with any investigations and/or litigation.

The foregoing descriptions of the executive employment agreements do not purport to be complete and are qualified in their entirety by the full text of the employment agreements.

2024 Stock Incentive Plan

After the effectiveness of the Plan, Endo, Inc. adopted the Endo, Inc. 2024 Stock Incentive Plan, also referred to herein as the 2024 Plan, for the benefit of management and key employees, including the NEOs. A summary of the material provisions of the 2024 Plan is set forth below. This summary does not purport to be complete and is qualified in its entirety by the full text of the 2024 Plan.

Administration

The 2024 Plan is administered by the Committee, which was appointed by the board of directors of Endo, Inc. The Committee has the authority, in its sole discretion, subject to and not inconsistent with the express terms and provisions of the 2024 Plan, to administer the 2024 Plan and to exercise all the powers and authorities either specifically granted to it under the 2024 Plan or as necessary or advisable. The Committee may delegate all or any part of its authority under the 2024 Plan to an employee, employees or committee of employees. All decisions, determinations and interpretations of the Committee are final and binding, and no member of the Committee will be liable for any action taken or determination made in good faith with respect to the 2024 Plan or any award.

Eligibility

Awards pursuant to the 2024 Plan may be granted to the following classes of persons: (i) employees of Endo, Inc., including officers and directors who are employees, (ii) non-employee directors and (iii) consultants of Endo, Inc. Incentive stock options, or ISOs, may only be granted to Company employees (including officers and directors who are also employees).

Shares Available

The number of shares of our common stock reserved for issuance under the 2024 Plan is 3,600,000. The shares may be authorized but unissued common stock or authorized and issued common stock held in the Company’s treasury. If any shares subject to an award are forfeited, cancelled, exchanged or surrendered or if an award terminates or expires without a distribution of shares to the participant, the shares of stock with respect to such award will, to the extent of any such forfeiture, cancellation, exchange, surrender, withholding, termination or expiration, again be available for awards under the 2024 Plan except that any shares of our common stock surrendered or withheld as payment of either the exercise price of an award and/or withholding taxes in respect of an award will not again be available for awards under the 2024 Plan. The shares available under the 2024 Plan may be used to grant any type of award issuable under the Plan.

Director Compensation Limitation

A non-employee director may be granted awards under the 2024 Plan only to the extent that, as of the grant date, the grant does not cause the aggregate value of such awards scheduled to vest in shares of our common stock in any calendar year, taken together with the value of awards previously vesting in shares of our common stock in such calendar year, to exceed $750,000 in such calendar year.

Description of Awards

The 2024 Plan provides for the grant of stock options, stock appreciation rights, shares of restricted stock, stock bonus, performance awards or other share-based or cash-based awards.

Stock Options

Options granted under the 2024 Plan may be ISOs meeting the definition of an incentive stock option under Section 422 of the Code or options which do not qualify as ISOs (referred to as nonqualified options). An award will be evidenced by an award agreement that specifies the option price, duration of the option, the number of shares to which the option pertains, termination and transferability rights and other provisions as the Committee may determine to be appropriate. The option price for each grant will be at least equal to the fair market value of the shares subject to the option on the grant date of the option. The date on which the Committee adopts a resolution granting an option will be considered the grant date of the option, unless such resolution specifies a later date. No option may be exercised later than the tenth anniversary date of its grant.

Stock Appreciation Rights

The Committee may grant stock appreciation rights, or SARs, under the 2024 Plan, either in tandem with stock options or freestanding and unrelated to options. Tandem SARs may be exercised only when the related option is exercisable. Freestanding SARs may be exercised upon such terms and conditions established by the Committee. Each SAR will be evidenced by an award agreement that will specify the grant price, the term of the SAR and other provisions as the Committee or board of directors of Endo, Inc. may determine to be appropriate. In no event will the appreciation base of the common stock subject to the SAR be less than the fair market value of the shares on the date of grant. The term of the SAR may not exceed ten years. Upon exercise of a SAR, a participant will be entitled to receive payment from Endo, Inc. in an amount determined by multiplying (i) the difference between the fair market value of a share on the exercise date and the appreciation base of the SAR, by (ii) the number of shares with respect to which the SAR is exercised.

Restricted Stock and Bonus Stock

The Committee may grant restricted stock awards, alone or in tandem with other awards under the 2024 Plan, subject to such restrictions, terms and conditions as the Committee may determine in its sole discretion and as may be evidenced by the applicable agreements. The vesting of a restricted stock award granted under the 2024 Plan may be conditioned upon the completion of a specified period of employment or service with Endo, Inc. or any subsidiary, upon the attainment of specified performance goals and/or upon such other criteria as the Committee may determine in its sole discretion. Each agreement with respect to a restricted stock award will set forth the amount (if any) to be paid by the participant with respect to the award and when and under what circumstances such payment is required to be made. The Committee may grant stock bonus awards, alone or in tandem with other awards under the Plan, subject to such terms and conditions as the Committee may determine in its sole discretion and as may be evidenced by the applicable agreement.

Performance Awards

The Committee may grant performance awards, alone or in tandem with other awards under the 2024 Plan, to acquire shares of our common stock in such amounts and subject to such terms and conditions as the Committee may, from time to time in its sole discretion, determine, subject to the terms of the 2024 Plan. No dividends or dividend equivalents will be paid in respect of unvested performance awards.

Other Stock- or Cash-Based Awards

The Committee is authorized to grant other stock-based awards or other cash-based awards, as deemed by the Committee to be consistent with the purposes of the 2024 Plan.

Termination of Service

Unless the applicable award agreement provides otherwise or the Committee in its sole discretion determines otherwise, the 2024 Plan generally provides for the treatment of outstanding awards in the event of a termination of a participant’s service with or without Cause (as such term is defined in the 2024 Plan), for Good Reason (or any like term as defined under a participant’s employment agreement), or as a result of voluntary retirement, death or Disability (as defined in the applicable agreements).

Effect of Change in Control

Unless the applicable award agreement provides otherwise, in the event of a Change in Control (as such term is defined in the 2024 Plan) of Endo, Inc., and in accordance with the requirements of Section 409A of the Code:

•

For any award that is assumed in connection with a Change in Control, in the event of a termination of a participant’s service by Endo, Inc. without Cause (as such term is defined in the 2024 Plan), during the 24-month period following the Change in Control, at the time of termination, all awards held by the participant will vest, and any performance conditions imposed on the awards will be deemed to be achieved at target levels.

•

For any award that is not assumed in connection with a Change in Control, immediately upon the occurrence of the Change in Control, all awards held by the participant will become fully vested and any performance conditions imposed on the awards will be deemed to be achieved at target levels.

•

An award will be considered assumed if, following the Change in Control, the award remains subject to the same terms and conditions that were applicable to the award immediately prior to the Change in Control except that, if the award related to shares of our common stock, the award instead confers the right to receive equity of the acquiring entity.

•

In the event of a Change in Control, except as would otherwise result in adverse tax consequences under Section 409A of the Code, Endo, Inc. may provide that each award will, immediately upon the occurrence of a Change in Control, be cancelled in exchange for a payment in cash or securities in an amount equal to (x) the excess of the consideration paid per share of our common stock in the Change in Control over the exercise price (if any) per share of our common stock subject to the award multiplied by (y) the number of shares granted under the award; provided however, that if the exercise price or purchase price of any outstanding award is equal to or greater than the fair market value of the shares of our common stock, cash or other property covered by such award, the Committee may cancel such award without the payment of any consideration to the participant.

Amendment or Termination of the Plan

Subject to certain limitations, the board of directors of Endo, Inc. or the Committee may, at any time, suspend or terminate the 2024 Plan or revise or amend it in any respect whatsoever; provided, however, neither the board of directors of Endo, Inc., the Committee nor their respective delegates will have the authority to (a) re-price (or cancel and re-grant) any option or, if applicable, either award at a lower exercise, base or purchase price, or (b) cancel underwater options or stock appreciation rights in exchange for cash (at any time when the fair market value as defined in the 2024 Plan of our common stock is less than the exercise price of the option or stock appreciation right) without first obtaining the approval of Endo, Inc. shareholders.

Outstanding Equity Awards at December 31, 2023

On March 3, 2023, in connection with its bankruptcy proceedings, Endo International plc took action to reject all outstanding award agreements associated with stock options and stock awards, including those held by its NEOs. Following this action, all equity awards of Endo International plc held by its NEOs were canceled and Endo International plc did not make any additional equity award grants in 2023. Accordingly, as of December 31, 2023, the NEOs of Endo International plc did not hold any equity awards in Endo International plc.

Option Exercises and Stock Vested in 2023

There were no stock option exercises by the NEOs or share vestings during the year ended December 31, 2023.

Potential Payments Upon Termination or Change in Control

Notwithstanding any limitations that may be imposed as a result of the bankruptcy proceedings of Endo International plc, the following section describes potential payments to the NEOs upon termination as if such event(s) took place on December 31, 2023 under the terms of the employment agreements with Endo International plc in effect on such date. This summary does not include potential payments to NEOs for compensation components that had already been prepaid as of December 31, 2023 pursuant to the Prepaid Incentive Compensation Program.

The payments and benefits to be received by each of the NEOs upon certain terminations of employment are governed by each NEO’s employment agreement, individual award agreements and/or any other applicable compensatory arrangements. The consummation of the Plan on the Effective Date and the sale of substantially all of the assets of the Debtors to Endo, Inc. and its affiliates did not result in severance payments or benefits becoming due to any of the NEOs.

Name	Cash Separation Payment ($)	Health and Welfare and Life Insurance Benefits ($)	Disability Insurance Benefits ($)	Value of Term Life Insurance ($)
Termination for Cause, Resignation or Retirement
Blaise A. Coleman	$—	$—	$—	$—
Mark T. Bradley	$—	$—	$—	$—
Matthew J. Maletta	$—	$—	$—	$—
Patrick A. Barry	$—	$—	$—	$—
James P. Tursi, M.D.	$—	$—	$—	$—
Death
Blaise A. Coleman	$—	$36,765	$—	$1,000,000
Mark T. Bradley	$—	$36,765	$—	$1,000,000
Matthew J. Maletta	$—	$32,555	$—	$1,000,000
Patrick A. Barry	$—	$36,765	$—	$1,000,000
James P. Tursi, M.D.	$—	$36,765	$—	$1,000,000
Disability
Blaise A. Coleman	$—	$58,820	$1,640,000	$—
Mark T. Bradley	$—	$58,820	$1,040,300	$—
Matthew J. Maletta	$—	$50,641	$1,061,200	$—
Patrick A. Barry	$—	$58,820	$896,700	$—
James P. Tursi, M.D.	$—	$58,820	$840,000	$—
Change of Control
Blaise A. Coleman	$—	$—	$—	$—
Mark T. Bradley	$—	$—	$—	$—
Matthew J. Maletta	$—	$—	$—	$—
Patrick A. Barry	$—	$—	$—	$—
James P. Tursi, M.D.	$—	$—	$—	$—
Termination Without Cause or Quit for Good Reason
Blaise A. Coleman	$5,000,000	$58,820	$—	$—
Mark T. Bradley	$2,380,510	$58,820	$—	$—
Matthew J. Maletta	$2,416,040	$50,641	$—	$—
Patrick A. Barry	$2,238,390	$58,820	$—	$—
James P. Tursi, M.D.	$1,980,000	$58,820	$—	$—

Name	Cash Separation Payment ($)	Health and Welfare and Life Insurance Benefits ($)	Disability Insurance Benefits ($)	Value of Term Life Insurance ($)
Termination Without Cause or Quit for Good Reason Within 24 Months After Change of Control
Blaise A. Coleman	$7,500,000	$88,231	$—	$—
Mark T. Bradley	$2,380,510	$58,820	$—	$—
Matthew J. Maletta	$2,416,040	$50,641	$—	$—
Patrick A. Barry	$2,238,390	$58,820	$—	$—
James P. Tursi, M.D.	$1,980,000	$58,820	$—	$—

Cash Separation Payment. Upon termination for Death or Disability (as defined in the applicable agreements), the NEOs would not be entitled to a cash separation payment as of December 31, 2023 because the relevant amounts provided for in each NEO’s employment agreement had already been prepaid as of December 31, 2023 pursuant to the Prepaid Incentive Compensation Program.

For each of the NEOs except Mr. Coleman, in the event of a Termination by Endo International plc Without Cause or by Executive for Good Reason (as defined in the applicable agreements), subject to the respective NEO executing and not revoking a release of claims, each NEO would be entitled to a cash separation payment in an amount equal to two times the sum of the NEO’s current base salary and target annual non-equity incentive plan compensation, payable in a lump-sum. For Mr. Coleman, the payment terms in the prior sentence would also generally apply except, if such termination were to occur within 24 months following a Change in Control (as defined in the applicable agreement), Mr. Coleman would receive three times the sum of his current base salary and target annual non-equity incentive plan compensation.

Health and Welfare and Life Insurance Benefits. For each of the NEOs except Mr. Coleman, in the event of a termination for Disability, a Termination by Endo International plc Without Cause or by Executive for Good Reason (as defined in the applicable agreements), subject to the respective NEO executing and not revoking a release of claims, health and welfare benefits, including medical, dental and vision, as well as life insurance benefits would continue to be provided on a monthly basis to each NEO (and his eligible dependents, if applicable) for a period of 24 months subsequent to the termination date. For Mr. Coleman, the payment terms in the prior sentence would also generally apply except, if such termination were to occur within 24 months following a Change in Control (as defined in the applicable agreement), benefits would be continued for 36 months.

In the event of a termination for Death, each NEO’s eligible descendants would receive 24 months of continued health and welfare benefits, including medical, dental and vision. Additionally, death benefits would be payable by insurance providers under applicable life insurance policies.

Disability Insurance Benefits. For each of the NEOs, upon Disability (as defined in the applicable agreements), disability insurance benefits would be paid to the NEO equal to the excess of 24 months’ base salary over his respective disability benefits.

Separation Benefits Under the Endo, Inc. Employment Agreements

Under the executive employment agreements with Endo, Inc., upon a termination as a result of the NEO’s Death or Disability (as defined in the applicable agreements), the NEO will receive: (i) a pro-rated annual bonus for the year in which the termination occurs; (ii) only in the event of Disability, the amount by which the NEO’s base salary exceeds the monthly disability insurance benefit for 24 months; and (iii) 24 months of continued health, medical, dental, vision and basic life insurance for the NEO (and the NEO’s dependents).

In the event of a termination of the NEO by Endo, Inc. Without Cause or by the NEO for Good Reason (as defined in the applicable agreements), subject to the respective NEO executing and not revoking a release of claims, the NEO will receive: (i) a cash separation payment in an amount equal to two times the sum of the NEO’s base salary and target annual cash bonus, payable in a lump-sum; (ii) a pro-rated annual bonus for the year in which the termination occurs; and (iii) 24 months of continued health, medical, dental, vision and basic life insurance for the NEO (and the NEO’s dependents). For Mr. Coleman, in the event such qualifying termination occurs within 24 months following a Change in Control (as defined in the applicable agreement) of Endo, Inc., the cash separation payment will be equal to three times the sum of Mr. Coleman’s base salary and target annual cash bonus and the continued benefits will extend for 36 months.

DIRECTOR COMPENSATION

The CHCC has historically annually reviewed compensation for each non-employee director and made adjustments, as appropriate. Endo International plc offered a compensation package that was intended to align with competitive pay levels. Directors who were employees of Endo International plc generally received no additional compensation for their services as directors or as members of board committees. Details on the compensation arrangements for non-employee directors are summarized below. In 2023, all annual and monthly cash retainer fees to non-employee directors were prepaid quarterly. Beginning in 2024, such fees began to be paid monthly in arrears.

Cash Retainer

Non-employee directors of Endo International plc were entitled to receive a cash retainer based on their service on the board of directors, as well as for their roles on certain committees of the board of directors. The amounts that non-employee directors were entitled to receive for 2023 service are set forth in the following table:

Purpose	Amount
For membership on the board of directors	$450,000 per year
For serving as the Chairman of the board of directors	$150,000 per year
For serving as Chair of the Audit & Finance Committee	$25,000 per year
For serving as Chair of the Compensation & Human Capital Committee	$25,000 per year
For serving as Chair of the Nominating, Governance & Corporate Responsibility Committee	$25,000 per year
For serving as Chair of the Compliance Committee	$25,000 per year
For serving as Chair of the Strategic Planning Committee	$15,000 per month
For membership on any of the board’s committees other than the Strategic Planning Committee (on a committee-by-committee basis)	$15,000 per year
For membership on the Strategic Planning Committee (not applicable for the Chair)	$10,000 per month

Meeting Fees

Non-employee directors were entitled to receive: (i) a $5,000 fee for in-person attendance of each meeting of the board of directors in Ireland, and (ii) a $2,500 fee for in-person attendance of each Special Meeting (excluding regularly-scheduled meetings) of the board of directors, regardless of the location of the meeting.

Additional Arrangements

Endo International plc provided Irish tax return preparation services for certain non-employee directors and paid for or provided (or reimbursed directors for out-of-pocket costs incurred for) transportation, hotel, food and other incidental expenses related to attending meetings of the board of directors and its committees or participating in director education programs and other director orientation or educational meetings.

Insurance and Indemnification

Endo International plc retained directors and officers indemnification insurance coverage, and Endo, Inc. has retained directors and officers indemnification insurance coverage upon consummation of the Plan. This insurance covered non-employee directors and officers individually.

Non-Employee Director Compensation Table

The following table provides information concerning the compensation of the non-employee directors of Endo International plc paid during 2023 and includes any individual who received compensation as a non-employee director of Endo International plc at any time during 2023. Directors who were employees of Endo International plc during 2023 received no additional compensation for their service as directors or as members of committees of the board of directors of Endo International plc. For a complete understanding of the following table, please read the disclosures that follow the table.

Name	Director Since	Fees Earned or Paid in Cash ($)(1)	Total ($)
Mark G. Barberio	February 2020	$635,000	$635,000
Jennifer M. Chao	February 2021	$360,000	$360,000
Shane M. Cooke	July 2014	$383,750	$383,750
Nancy J. Hutson, Ph.D.	February 2014	$383,750	$383,750
Michael Hyatt	February 2014	$468,750	$468,750
William P. Montague	February 2014	$473,750	$473,750
M. Christine Smith, Ph.D.	July 2020	$360,000	$360,000

(1)

The amounts in this column include cash retainer fees and meeting fees reportable in 2023. As further discussed above, in 2023, all annual and monthly cash retainer fees to non-employee directors were prepaid quarterly. Beginning in 2024, such fees began to be paid monthly in arrears. As a result of this change, the amounts reported in this column in respect of annual and monthly cash retainer fees only include three-fourths of the amounts earned for 2023 services (because the amounts earned for the first quarter of 2023 were paid, and thus reported, in the 2022 table).

There were no stock awards or option awards outstanding as of December 31, 2023 for any of the non-employee directors serving on the board of directors of Endo International plc on such date.

In connection with the consummation of the Plan, Endo, Inc. adopted a non-employee director compensation policy applicable to each of its non-employee directors which provides for a $300,000 annual equity retainer and a $75,000 annual cash retainer for service on the Endo, Inc. board of directors ($365,000 and $135,000, respectively, for the board chair), as well as an additional $12,500 annual cash retainer for service on a committee of the Endo, Inc. board of directors ($25,000 for such committee chairs). Annual equity retainers will generally be granted in the form of RSUs under the 2024 Plan; however, the Committee may in its discretion grant all or a portion of the equity retainer in the form of a fixed cash amount payable in a lump sum. Annual equity retainers for service in 2024, 2025 and 2026 will be granted in a single RSU award granted in 2024, and will vest one-third on each of the first, second and third anniversaries of the date of grant, subject to the non-employee director’s continued service through each such vesting date. Annual cash retainers will be paid in arrears in quarterly installments.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Under SEC rules, a related person transaction is any transaction or series of transactions in which: the registrant or a subsidiary is a participant; the amount involved exceeds $120,000; and a related person has a direct or indirect material interest. A “related person” is a director, executive officer, nominee for director or a more than 5% stockholder and any immediate family member of the foregoing.

Endo, Inc. engaged in no related party transactions required to be reported under Item 404 of Regulation S-K for the three months ended March 31, 2024 or for the years ended December 31, 2023, 2022 and 2021. For a description of the compensation arrangements for our directors and executive officers, see the section entitled “Executive and Director Compensation of Endo International plc.”

Stockholders’ Agreement

On April 23, 2024, we entered into a stockholders’ agreement, or the Stockholders’ Agreement, with our stockholders, which governs matters related to our corporate governance, rights to designate directors, certain consent rights, certain transfer restrictions and certain registration rights, although the majority of such terms (other than the registration rights) will terminate upon the effectiveness of the registration statement of which this prospectus forms a part. After the effectiveness of the registration statement of which this prospectus forms a part, subject to certain conditions, our stockholders that own registrable securities (as defined in the Stockholders’ Agreement) will have “long-form” and “short-form” demand registration rights, as well as shelf registration rights. Our stockholders that own registrable securities will also have customary “piggyback” registration rights. The Stockholders’ Agreement also provides that we will pay certain expenses of these holders relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act. The foregoing description of the Stockholders’ Agreement does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of the Stockholders’ Agreement, which is included as an exhibit to the registration statement of which this prospectus forms a part.

Indemnification Agreements

We have retained directors and officers indemnification insurance coverage. This insurance covers non-employee directors and officers individually. For more information, see the section entitled “Executive and Director Compensation of Endo International plc – Insurance and Indemnification.”

Policies and Procedures for Transactions with Related Persons

Prior to, or concurrently with, the listing of our common stock, our board of directors will adopt a written statement of policy regarding transactions with related persons, also referred to as the Related Person Policy. Our Related Person Policy will require that a “related person” (as defined in paragraph (a) of Item 404 of Regulation S-K) must disclose to our General Counsel any “related person transaction” (defined as any transaction that is anticipated to be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The General Counsel will then communicate that information to our audit and finance committee, or chair thereof. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It will be our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

PRINCIPAL AND REGISTERING STOCKHOLDERS

The following table sets forth:

•	certain information with respect to the beneficial ownership of our common stock as of , 2024 by:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than 5% of any class of our voting securities; and

•	the number of shares of our common stock held by and registered for resale by means of this prospectus for the registering stockholders.

The registering stockholders may, or may not, elect to sell their shares of our common stock covered by this prospectus, as and to the extent they may determine. Such sales, if any, will be made through brokerage transactions on the NYSE at prevailing market prices. As such, we will have no input if and when any registering stockholder may, or may not, elect to sell their shares of our common stock or the prices at which any such sales may occur. See “Plan of Distribution.”

This prospectus registers for resale shares of our common stock that are held by certain registering stockholders that include (i) our affiliates and certain other stockholders with “restricted” securities under the applicable securities laws and regulations who, because of their status as affiliates of us pursuant to Rule 144 or because they acquired their capital stock from an affiliate or from us within the prior 12 months from the date of any proposed sale, would otherwise be unable to sell their securities pursuant to Rule 144 until we have been subject to the reporting requirements of Section 13 or Section 15(d) the Exchange Act for a period of at least 90 days, and (ii) our current and former non-executive officers and non-director service providers who acquired shares from us within the prior 12 months from the date of any proposed sale under Rule 701 and hold “restricted” securities under the applicable securities laws and regulations. See “Shares Eligible for Future Sale” for further information regarding sales of such “restricted” securities if not sold pursuant to this prospectus.

Information concerning the registering stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. Because the registering stockholders may sell all, some or none of the shares of our common stock covered by this prospectus, we cannot determine the number of such shares of our common stock that will be sold by the registering stockholders, or the amount or percentage of shares of our common stock that will be held by the registering stockholders upon consummation of any particular sale. In addition, the registering stockholders listed in the table below may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, our common stock in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth in the table below. See “Management” and “Certain Relationships and Related Party Transactions” for further information regarding the registering stockholders.

We currently intend to use our reasonable efforts to keep the registration statement of which this prospectus forms a part effective for a period of 90 days after the effectiveness of the registration statement. We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Section 13(d) and Section 13(g) of the Securities Act. We have based percentage ownership of our common stock on 76,400,000 shares of our common stock outstanding as of      , 2024.

Unless otherwise indicated, the business address of each such beneficial owner is c/o      .

	Shares	Percentage	Shares of Common Stock Being Registered
Directors and Named Executive Officers:

All directors and executive officers as a group (11 persons)
Other 5% Stockholders:

Other Registering Stockholders:
Non-Executive Officers and Non-Director Service Providers Holding Common Stock
All Other Registering Stockholders

*	Denotes less than 1.0% of beneficial ownership.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of our capital stock that are in effect in connection with the effectiveness of the registration statement of which this prospectus forms a part. We adopted an amended and restated certificate of incorporation and amended and restated bylaws that are effective in connection with the effectiveness of the registration statement of which this prospectus forms a part, and this description summarizes the provisions that are included in such documents. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our amended and restated certificate of incorporation or our amended and restated bylaws effective in connection with the effectiveness of the registration statement of which this prospectus forms a part, and are qualified in their entirety by reference to such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation, and our amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

General

Upon consummation of the Plan on the Effective Date, our board of directors approved and adopted our amended and restated certificate of incorporation, and our board of directors approved and adopted our amended and restated bylaws. The following summarizes information concerning our capital stock, including material provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and certain provisions of Delaware law. You are encouraged to read the forms of our amended and restated certificate of incorporation and our amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part, for greater detail with respect to these provisions.

Authorized Capital Stock

Immediately following the effectiveness of the registration statement of which this prospectus forms a part, our authorized capital stock will consist of 1,000,000,000 shares of common stock, par value $0.001 per share, and 25,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Shares Outstanding

Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, 76.4 million shares of our common stock issued pursuant to the Plan approved by the Bankruptcy Court will be issued and outstanding.

Voting Rights

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Dividends

Holders of shares of our common stock are entitled to receive dividends when, as and if declared by our board of directors at its discretion out of funds legally available for that purpose, subject to the preferential rights of any preferred stock that may be outstanding. The timing, declaration, amount and payment of future dividends will depend on our financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our board of directors deems relevant. Additionally, the terms of the indebtedness we incurred in connection with the Plan limit our ability to pay cash dividends. Our board of directors will make all decisions regarding our payment of dividends from time to time in accordance with applicable law. See “Dividend Policy.”

Other Rights

Subject to the preferential liquidation rights of any preferred stock that may be outstanding, upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in our assets legally available for distribution to our stockholders.

Fully paid and non-assessable

The issued and outstanding shares of our common stock are fully paid and non-assessable. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

No preemptive or similar rights

The holders of our common stock will not have preemptive rights or preferential rights to subscribe for shares of our capital stock. The holders of our common stock may have certain redemption rights if we consummate an underwritten initial public offering. There are no sinking fund provisions applicable to our common stock.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors to designate and issue from time to time one or more series of preferred stock without stockholder approval. Our board of directors may fix and determine the designations, powers, preferences and relative, participating, optional or other rights of each series of preferred stock. There are no present plans to issue any shares of preferred stock.

Certain Provisions of Delaware Law, Our Certificate of Incorporation and Our Bylaws

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Certain provisions in our amended and restated certificate of incorporation and our amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control.

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Vacancies. Our amended and restated certificate of incorporation provides that any vacancies created on the board of directors resulting from any increase in the authorized number of directors and any vacancies in the board of directors resulting from death, retirement, disqualification, resignation, removal from office or other cause will be filled solely by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, or by the sole remaining director. Any director elected to fill a vacancy on our board of directors will hold office for a term expiring at the next annual meeting of stockholders and until his or her successor is duly elected and qualified.

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Blank Check Preferred Stock. Our amended and restated certificate of incorporation authorizes our board of directors to issue, without any further vote or action by the stockholders, up to 25,000,000 shares of preferred stock from time to time in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designations, powers (including voting powers), preferences and relative participating, optional or other rights, if any, and any qualifications, limitations or restrictions, if any, of the shares of such series. The ability to issue such preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control.

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Stockholder Action by Written Consent. Our amended and restated certificate of incorporation and our amended and restated bylaws expressly authorize our stockholders to act by written consent until the effectiveness of the registration statement of which this prospectus forms a part. Stockholder action required or permitted to be taken at an annual meeting or at a special meeting of our stockholders may be taken without a meeting, without prior notice and without a vote by consent in accordance with Section 228 of the DGCL. Following the effectiveness of the registration statement of which this prospectus forms a part, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.

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Special Stockholder Meetings. Our amended and restated bylaws provide that our board of directors or a stockholder of record who is acting on behalf of one or more beneficial owners who own shares representing 50% or more of the voting power of the stock outstanding and entitled to vote on the matter or matters to be brought before the proposed special meeting will be able to call such special meeting.

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Requirements for Advance Notification of Stockholder Nominations and Proposals. Under our amended and restated bylaws, stockholders of record are able to nominate persons for election to our board of directors or bring other business constituting a proper matter for stockholder action only by providing proper notice to our secretary. In the case of annual meetings, proper notice must be given between 90 and 120 days prior to the first anniversary of the prior year’s annual meeting; however, if (A) the annual meeting is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of the prior year’s annual meeting, or (B) no annual meeting was held during the prior year, the notice by the stockholder to be timely must be received (1) no earlier than 120 days before such annual meeting and (2) no later than the later of 90 days before such annual meeting and the 10th day following the public announcement of such annual meeting. In the case of special meetings, proper notice must be given no earlier than the 120th day prior to the relevant meeting and no later than the later of the 90th day prior to such meeting and the 10th day following the public announcement of such special meeting. Such notice must include information specified in our amended and restated bylaws with respect to each stockholder nominating persons for election to the board of directors or proposing other business and certain related persons, information with respect to such person’s nominees to the board of directors, if applicable, and certain representations and undertaking relating to the nomination or proposal, in each case as specified in our amended and restated bylaws.

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Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

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Amendments to Certificate of Incorporation and Bylaws. The DGCL provides that the affirmative vote of holders of a majority of a corporation’s voting stock then outstanding is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation specifies a higher threshold. Our amended and restated certificate of incorporation does not provide for a higher threshold, and as of the Effective Date we have only common stock outstanding. The DGCL also provides that a board of directors may be granted authority to amend a corporation’s bylaws if stated in the corporation’s certificate of incorporation, and our amended and restated certificate of incorporation provides that our board of directors may amend our bylaws. Under Delaware law, stockholders also have the power to amend bylaws, and our bylaws provide that they may be amended by the affirmative vote of a majority of the voting power of shares of stock present in person or represented by proxy and entitled to vote thereon.

Limitation on Liability of Directors and Indemnification of Directors and Officers

Delaware law authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ and officers’ fiduciary duties as directors or officers, as applicable, and our amended and restated certificate of incorporation includes such an exculpation provision. Our amended and restated bylaws include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of Endo, Inc., or for serving at our request as a director, officer, employee or agent at another corporation or enterprise, as the case may be. Our amended and restated bylaws also provide that we must indemnify and advance expenses to our directors, officers and employees, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL.

The limitation of liability and indemnification provisions that are included in our amended and restated certificate of incorporation and our amended and restated bylaws, respectively, may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions will not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification is sought.

Exclusive Forum

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery located within the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, agent or stockholder to us or our stockholders, any action asserting a claim arising pursuant to the DGCL, the amended and restated certificate of incorporation, or the amended and restated bylaws, or any action asserting a claim governed by the internal affairs doctrine. However, if the Court of Chancery within the State of Delaware lacks jurisdiction over such action, the action may be brought in another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, then in the U.S. District Court for the District of Delaware. Additionally, our amended and restated certificate of incorporation states that the foregoing provision will not apply to claims arising under the Securities Act, the Exchange Act, or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or stockholders, which may discourage lawsuits with respect to such claims. Our stockholders are not deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 150 Royall Street, Canton, Massachusetts 02021, and its telephone number is (866) 779-6659.

Listing

Our common stock is currently quoted on the OTCQX® Best Market under the symbol “NDOI.” We intend to list our common stock on the NYSE under the symbol “NDO.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the material provisions relating to our material indebtedness. The following summary does not purport to be complete and is qualified in its entirety by reference to the provisions of the corresponding agreement or instrument, including the definitions of certain terms therein that are not otherwise defined in this prospectus. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to the relevant agreement or instrument for additional information, copies of which are included as exhibits to the registration statement of which this prospectus forms a part.

Credit Agreement

On the Effective Date, Endo Finance Holdings, Inc., also referred to herein as the Issuer, entered into a credit agreement, also referred to herein as the New Credit Agreement, by and among the Issuer, as borrower, Endo, Inc., as parent guarantor, the lenders from time to time party thereto and Goldman Sachs Bank USA, as administrative agent, collateral agent, issuing bank and swingline lender, which provides for, among other things, (i) the $400.0 million senior secured five-year super-priority revolving credit facility, or the New Revolving Facility, and (ii) the $1,500.0 million senior secured seven-year term loan facility, or the New Term Facility. The New Credit Agreement provides the Issuer with the option to raise certain incremental credit facilities, subject to certain limitations and conditions specified in the New Credit Agreement. The New Revolving Facility has a maturity date of April 23, 2029 and the New Term Facility has a maturity date of April 23, 2031.

Borrowings under the New Revolving Facility bear interest, at the borrower’s election, based on (i) the alternate base rate, (ii) the Canadian prime rate, (iii) Term SOFR or (iv) adjusted Term CORRA (which includes a credit spread adjustment based on the interest period), in each case, plus the applicable margin; provided that Term SOFR and adjusted Term CORRA shall not be less than, with respect to loans under the New Revolving Facility, 0.00% per annum, and with respect to loans under the New Term Facility, 0.50%. The applicable margins are based upon a first lien net leverage ratio as set forth in the New Credit Agreement, which range from, (i) for loans under the New Revolving Facility based on (x) Term SOFR or adjusted Term CORRA, 3.00% to 3.50% and (y) alternate base rate or Canadian prime rate, 2.00% to 2.50% and (ii) for loans under the New Term Facility based on (x) Term SOFR, 4.25% to 4.50% and (y) alternate base rate, 3.25% to 3.50%.

The New Credit Agreement contains customary negative covenants that include, among other things, indebtedness, fundamental changes, dispositions of property and assets (including sale-leaseback transactions), investments, restricted payments, restrictive agreements, transactions with affiliates, swap agreements, amending subordinated debt documents, changes in fiscal year and changes in the nature of business. If we draw more than 40% of total available credit under our New Revolving Facility (other than (a) undrawn letters of credit in an amount not to exceed $20.0 million and (b) cash collateralized or backstopped letters of credit), we will be required to comply with a maximum first lien net leverage ratio not to exceed 6.10 to 1.00.

The obligations under the New Credit Agreement are guaranteed by Endo, Inc. and certain subsidiaries of the borrower from time to time, or the guarantors, and secured by a lien on substantially all the assets (with certain exceptions) of the borrower and the guarantors in accordance with the terms of the New Credit Agreement and the other related security documents and that certain first-lien intercreditor agreement, dated as of the Effective Date, among the 2031 Notes (as defined below) collateral agent, the New Credit Agreement collateral agent, the Issuer, the guarantors and the other agents from time to time party thereto, referred to herein as the Intercreditor Agreement.

Pursuant to the Intercreditor Agreement, with respect to any Shared Collateral (as defined in the Intercreditor Agreement) proceeds received after the occurrence, and during the continuance, of an event of default under the applicable secured debt documents, holders of the obligations under the New Revolving Facility and certain specified cash management and hedging obligations secured in connection therewith, such obligations referred to herein as the Revolving Facility Obligations, shall be paid prior to the lenders under the New Term Facility and the noteholders. Moreover, the New Credit Agreement collateral agent is the controlling agent under the Intercreditor Agreement and, prior to the discharge of the Revolving Facility Obligations, will take direction from lenders holding a majority of the commitments under the New Revolving Facility in respect of the exercise of rights and remedies including in any insolvency proceeding, consent to DIP financing, sale of collateral, use of cash collateral, adequate protection and other customary bankruptcy provisions.

2031 Senior Secured Notes

On the Effective Date, the Issuer issued $1,000.0 million in aggregate principal amount of 8.500% senior secured notes due 2031, also referred to as the 2031 Notes, at an issue price of 100%. The 2031 Notes were issued in a private offering to qualified institutional buyers pursuant to Rule 144A and outside the United States to non-U.S. persons pursuant to Regulation S. The 2031 Notes are the Issuer’s senior secured obligations and are guaranteed on a senior secured basis by Endo, Inc. and the subsidiaries that guarantee the New Credit Agreement. The 2031 Notes are secured on a pari passu basis by first-priority liens, subject to permitted liens and certain other exceptions, and the prior payment of the Revolving Facility Obligations from proceeds of the collateral, on the same collateral that secures the New Credit Agreement. The 2031 Notes will mature on April 15, 2031, subject to earlier repurchase or redemption in accordance with the terms of the Indenture (as defined below), and bear interest at 8.500% per annum, payable semi-annually in cash in arrears on April 15 and October 15 of each year, commencing on October 15, 2024.

Before April 15, 2027, the 2031 Notes are redeemable by the Issuer, in whole or in part, at a redemption price equal to 100.00% of the principal amount of the 2031 Notes redeemed, plus a “make-whole” premium, plus accrued and unpaid interest, if any, to, but not including, the date of redemption. In addition, at any time prior to April 15, 2027, the Issuer may redeem up to 10.0% of the original aggregate principal amount of the 2031 Notes during each twelve-month period commencing with the Effective Date at a redemption price equal to 103.00% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the date of redemption. In addition, at any time prior to April 15, 2027, the Issuer may redeem up to 40.0% of the aggregate principal amount of the 2031 Notes with the net cash proceeds from specified equity offerings at a redemption price equal to 108.500% of the aggregate principal amount of the 2031 Notes redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption. If Endo, Inc. experiences certain change of control events, the Issuer must offer to repurchase the 2031 Notes at 101% of their aggregate principal amount, plus accrued and unpaid interest, if any, to, but not including, the date of purchase.

The 2031 Notes are redeemable by the Issuer, in whole or in part, at any time on or after April 15, 2027 at a redemption price expressed as a percentage of the principal amount thereof, which percentage is 104.250%, 102.125% and 100.000% during the twelve-month period beginning on April 15 of 2027, 2028 and 2029 and thereafter, respectively, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.

The 2031 Notes and guarantees were issued pursuant to an indenture by and among the Issuer, Endo, Inc., the subsidiary guarantors and Computershare Trust Company, National Association, as trustee and notes collateral agent, referred to herein as the Indenture. The Indenture contains covenants that, among other things, restrict Endo, Inc.’s ability and the ability of its restricted subsidiaries to incur certain additional indebtedness and issue preferred stock, make certain dividend payments, distributions, investments and other restricted payments, sell certain assets, agree to any restrictions on the ability of restricted subsidiaries to make payments to the Issuer, create certain liens, merge, consolidate, or sell all or substantially all of Endo, Inc.’s or any restricted subsidiary’s assets, or enter into certain transactions with affiliates. These covenants are subject to a number of important exceptions and qualifications, including the suspension of certain of these covenants upon the 2031 Notes receiving investment grade credit ratings.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the listing of our common stock on the NYSE, our common stock has not been traded on any national securities exchange, and we cannot predict the effect, if any, that sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. Sales of substantial amounts of our common stock in the public market or the perception that such sales could occur, could adversely affect the public price of our common stock or the dividend amount payable per share on our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. We will have no input if and when any registering stockholder may, or may not, elect to sell its shares of our common stock or the prices at which any such sales may occur. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the trading prices of shares of our common stock prevailing from time to time.

Sale of Restricted Securities

Pursuant to the Plan, we issued 63,091,414 shares of our common stock in transactions exempt from registration under the Securities Act pursuant to section 1145 of the Bankruptcy Code, including:

•	32,973,580 shares of our common stock issued to Claimholders in cancellation of their Claims;

•	25,813,999 shares of our common stock issued to holders of Allowed First Lien Claims who participated in the First Lien Rights Offering;

•	2,810,138 shares of our common stock issued to the First Lien Backstop Parties in satisfaction of the claims represented by the First Lien Backstop Premium owed pursuant to the First Lien BCA; and

•	1,249,217 shares of our common stock issued to the GUC Backstop Parties in satisfaction of the claims represented by the GUC Backstop Premium owed pursuant to the GUC BCA; and

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244,480 shares of our common stock deposited in escrow with a third-party escrow agent, or the Escrowed Equity, with such Escrowed Equity to be distributed to holders of Allowed Second Lien Deficiency Claims and Allowed Unsecured Notes Claims in accordance with the “Net Debt Equity Split Adjustment” under the Plan.

Such shares issued pursuant to section 1145 of the Bankruptcy Code are not “restricted securities” as defined in Rule 144(a)(3) of the Securities Act. Accordingly, these 63,091,414 shares of our common stock are, absent other contractual restrictions on transfer, freely tradable and transferable by any initial recipient thereof that (i) is not an “affiliate” of ours, as defined in Rule 144(a)(1) under the Securities Act, (ii) has not been such an “affiliate” within 90 days of such transfer and (iii) is not an entity that is an “underwriter” as defined in section 1145(b) of the Bankruptcy Code.

In addition, pursuant to the Plan, we issued 13,308,586 shares of our common stock in transactions exempt from registration under the Securities Act pursuant to Section 4(a)(2) under the Securities Act and/or Regulation D or Regulation S thereunder, including:

•	828,052 shares of our common stock issued to the First Lien Backstop Parties in connection with the First Lien Rights Offering pursuant to the First Lien BCA;

•	33,623 shares of our common stock issued to holders of Allowed Second Lien Deficiency Claims and Allowed Unsecured Notes Claims who participated in the GUC Rights Offering;

•	12,446,911 shares of our common stock issued to the GUC Backstop Parties in connection with the GUC Rights Offering pursuant to the GUC BCA.

Such shares issued in transactions exempt from registration in reliance on Section 4(a)(2) of the Securities Act and/or Regulation D or Regulation S thereunder are “restricted securities” as defined in Rule 144(a)(3) of the Securities Act, subject to resale restrictions and may be resold, exchanged, assigned or otherwise transferred only in a transaction registered, or exempt from registration, under the Securities Act and other applicable law. Each of the recipients of such “restricted securities” issued pursuant to this Plan made customary representations (including that each is an “accredited investor” (within the meaning of Rule 501(a) of the Securities Act) or a “qualified institutional buyer” (as defined under Rule 144A promulgated under the Securities Act)).

As of      , 2024, we have a total of 76,400,000 shares of our common stock outstanding.

Of these shares, 12,617,501 shares of the 13,308,586 “restricted securities” issued pursuant to the Plan are being registered pursuant to the registration statement of which this prospectus forms a part may be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below.

Following the effectiveness of the registration statement of which this prospectus forms a part and the listing of our common stock on the NYSE, approximately 75,708,915 shares of our common stock may be immediately sold either (i) by the registering stockholders pursuant to this prospectus or (ii) by our other existing stockholders in accordance with Rule 144 of the Securities Act. Certain shares of our common stock will be deemed “restricted securities” (as defined in Rule 144 under the Securities Act). Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act, which rule is summarized below.

As further described below, until we have been a reporting company for at least 90 days, only non-affiliates who have beneficially owned their shares of our common stock for a period of at least one year will be able to sell their shares of our common stock under Rule 144.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of our common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares of our common stock without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of our common stock that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding; and

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about us.

Registration Statement on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock reserved for future issuance under our equity compensation plan. The registration statement on Form S-8 is expected to become effective immediately upon filing, and       shares of our common stock will be able to be freely sold in the public market upon issuance, subject to applicable vesting requirements and compliance by affiliates with Rule 144. See “Executive and Director Compensation of Endo International plc – Long-Term Incentive Compensation” for a description of our equity compensation plan.

SALE PRICE HISTORY OF OUR COMMON STOCK

We intend to apply to list our common stock on the NYSE under the symbol “NDO.” Prior to the initial listing of our common stock on the NYSE, our common stock has not been traded on any national securities exchange. Shares of our common stock have a history of trading in private transactions, and our common stock is currently quoted and trades on the OTCQX® Best Market under the symbol “NDOI,” where 63,091,414 shares of our common stock have been available for trading since June 28, 2024. Based on information available to us, the low and high sales price per share of common stock for such private transactions during the period from June 28, 2024 through July 10, 2024 was $27.00 and $28.50, respectively. Prior to the initial listing of our common stock on the NYSE, the registering stockholders may sell the shares registered hereby at the prevailing market price in the OTCQX® Best Market or in privately negotiated transactions. See “Plan of Distribution.”

Our recent trading prices in private transactions and on the OTCQX® Best Market may have little or no relation to the opening public trading price of shares of our common stock on the NYSE or the subsequent trading price of shares of our common stock on the NYSE. Further, the listing of our common stock on the NYSE without underwriters is a novel method for commencing public trading in shares of our common stock and, consequently, the trading volume and price of shares of our common stock may be more volatile than if shares of our common stock were initially listed in connection with an underwritten initial public offering. Based on information provided by the NYSE, the opening public trading price of shares of our common stock on the NYSE will be determined by a reference price and buy and sell orders collected by the NYSE from broker-dealers. The reference price is expected to be the closing price of our common stock on the OTCQX® Best Market on the day prior to listing of our common stock on the NYSE. Based on the references price and such buy and sell orders, the designated market maker will determine an opening price for shares of our common stock pursuant to applicable NYSE rules.

While the designated market maker is expected to consider this information in connection with setting the opening public trading price of our common stock, this information may, however, have little or no relation to broader market demand for our common stock and thus the opening public trading price and subsequent public price of our common stock on the NYSE. As a result, you should not place undue reliance on these historical private sales prices or OTCQX® Best Market trading prices as they may differ materially from the opening public trading price and subsequent public price of our common stock on the NYSE. See “Risk Factors—Risks Related to Ownership of our Common Stock—The public trading price of our common stock may be volatile, and could, upon listing on the NYSE, decline significantly and rapidly.”

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the ownership and disposition of shares of our common stock. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations, possibly with retroactive effect, which could adversely affect a Non-U.S. Holder of shares of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to those discussed below regarding the tax consequences of the ownership and disposition of shares of our common stock.

This discussion is limited to Non-U.S. Holders that hold shares of our common stock as a “capital asset” within the meaning of Section 1221 of the Code. This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding shares of our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	“regulated investment companies” or “real estate investment trusts”;

•	partnerships, or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell shares of our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive shares of our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons that actually or constructively own more than 5% (by value) of the shares of our common stock; and

•	tax-exempt retirement plans.

If an entity or arrangement taxed as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding shares of our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE OWNERSHIP AND DISPOSITION OF SHARES OF OUR

COMMON STOCK. EACH PROSPECTIVE INVESTOR IN OUR COMMON STOCK IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL NON-INCOME, STATE, LOCAL AND NON-U.S. TAX LAWS.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of shares of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under Treasury Regulations to be treated as a United States person.

Distributions

If we make distributions of cash or property in respect of shares our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its shares of common stock, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a Non-U.S. Holder’s tax basis in its shares of common stock will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of shares of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or Form W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty. A Non-U.S. Holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis as if the Non-U.S. Holder were a U.S. resident. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items.

We urge each Non-U.S. Holder to consult its tax advisors regarding the tax consequences to it of a distribution in respect of shares of our common stock, including any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of shares of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

a share of our common stock constitutes a United States real property interest, or USRPI, by reason of our status (at any time during the shorter of the five-year period preceding the date of disposition or the Non-U.S. Holder’s holding period) as a United States real property holding corporation, or USRPHC, within the meaning of the Foreign Investment in Real Property Tax Act, or FIRPTA, for U.S. federal income tax purposes. Generally, a domestic corporation is a USRPHC if the fair market value of its USRPIs equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in its trade or business.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis as if the Non-U.S. Holder were a U.S. resident. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the sale or other taxable disposition, which may be offset by U.S.-source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States).

With respect to the third bullet point above, we believe we are not and do not anticipate becoming a USRPHC for U.S. federal income tax purposes. If we are or become a USRPHC, so long as our common stock is “regularly traded on an established securities market,” a Non-U.S. Holder will be subject to U.S. federal net income tax on gain from a disposition of our common stock only if the Non-U.S. Holder actually or constructively holds or held (at any time during the shorter of the five-year period preceding the date of disposition or the Non-U.S. Holder’s holding period) more than 5% (by value) of our common stock.

If our common stock constitutes a USRPI by reason of our status as a USRPHC and our common stock is not “regularly traded on an established securities market,” a buyer of a Non-U.S. Holder’s common stock will be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon the disposition and the Non-U.S. Holder selling our common stock will be required to file U.S. federal income tax returns.

We urge each Non-U.S. Holder to consult its tax advisors regarding the tax consequences to it of a sale or other taxable disposition of shares of our common stock, including any applicable tax treaties that may provide for different rules.

FATCA Withholding Taxes

Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of dividends (including constructive dividends) in respect of shares of our common stock to “foreign financial institutions”

(which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by United States persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified by the delivery of a properly completed IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such withholding taxes, and a Non-U.S. Holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Thirty percent withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source interest or dividends beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Such proposed regulations also delayed withholding on certain other payments received from other foreign financial institutions that are allocable, as provided for under Treasury Regulations to be issued, to payments of U.S.-source dividends and other fixed or determinable annual or periodic income. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued. However, there can be no assurance that final Treasury Regulations will provide the same exceptions from FATCA withholding as the proposed Treasury Regulations. We urge each Non-U.S. Holder to consult its tax advisors regarding the tax consequences to it of FATCA on their investment in our common stock.

PLAN OF DISTRIBUTION

We are registering the shares of our common stock issued to the registering stockholders to permit the resale of these shares of our common stock by the holders of the shares of our common stock from time to time after the date of this prospectus.

The shares of our common stock may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.

The registering stockholders, and their pledgees, donees, transferees, assignees or other successors in interest may sell all or a portion of their shares of our common stock covered hereby from time to time pursuant to one or more of the following methods:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the registering stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

•	underwritten offerings on a firm commitment or best efforts basis;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The registering stockholders may distribute the shares of our common stock covered by this prospectus to affiliates, managers, members, partners, equity holders and/or other interest holders of such registering stockholders. Each registering stockholder may from time to time transfer, distribute (including distributions in kind by registering stockholders that are investment funds), pledge, assign or grant a security interest in some or all of the shares of our common stock owned by it and, if it defaults in the performance of its secured obligations, the transferees, distributees, pledgees, assignees or secured parties may offer and sell the shares of our common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of the registering stockholders to include the transferee, distributees, pledgee, assignee or other successors in interest as registering stockholders under this prospectus. The registering stockholders also may transfer the shares of our common stock in other circumstances, in which case the transferees, distributees, pledgees, or other successors in interest will be the registered beneficial owners for purposes of this prospectus. A registering stockholder that is an entity may elect to make an in-kind distribution of shares of our common stock to its members, partners or stockholders pursuant to the registration statement of which this prospectus forms a part by delivering a prospectus.

Under the securities laws of some states, shares of common stock may be sold in such states only through registered or licensed brokers or dealers.

If any of the registering stockholders utilize a broker-dealer in the sale of its shares of our common stock being offered pursuant to this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions or commissions from such registering stockholder or commissions from purchasers of the shares of our common stock for whom they may act as agent or to whom they may sell as principal. If the shares of our common stock are sold through underwriters or broker-dealers, the registering stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. Broker-dealers engaged by the registering stockholders may arrange for other broker-dealers to participate in sales. If the registering stockholders effect such transactions by selling shares of our common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the registering stockholders or commissions from purchasers of the shares of our common stock for whom they may act as agent or to whom they may sell as principal. Underwriters, broker-dealers and agents who participate in the distribution of the common stock may be deemed to be underwriters within the meaning of the Securities Act, and any discounts or commissions received by them or any profit on the resale of shares by them may be deemed to be underwriting discounts and commissions thereunder. Such discounts or commissions, and any fixed offering price, will be in amounts to be negotiated and may be changed from time to time, but except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440. The proposed amounts of the common stock, if any, to be purchased by underwriters and the compensation, if any, of underwriters, broker-dealers or agents will be set forth in a supplement to this prospectus.

In connection with sales of the shares of our common stock or otherwise, the registering stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of our common stock in the course of hedging in positions they assume. The registering stockholders may also sell shares of our common stock short and if such short sale shall take place after the date that the registration statement of which this prospectus forms a part is declared effective by the SEC, the registering stockholders may deliver shares of our common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The registering stockholders may also loan or pledge shares of our common stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The registering stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the registering stockholders have been advised that they may not use shares registered pursuant to the registration statement of which this prospectus forms a part to cover short sales of our common stock made prior to the date the registration statement of which this prospectus forms a part has been declared effective by the SEC.

The registering stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of our common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of registering stockholders to include the pledgee, transferee or other successors in interest as registering stockholders under this prospectus. The registering stockholders also may transfer and donate the shares of our common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the registering beneficial owners for purposes of this prospectus.

We are not party to any arrangement with any registering stockholder or any broker-dealer with respect to sales of shares of our common stock by the registering stockholders. As such, we do not anticipate receiving notice as to if and when any registering stockholder may, or may not, elect to sell their shares of our common stock or the prices at which any such sales may occur, and there can be no assurance that any registering stockholders will sell any or all of the shares of our common stock covered by this prospectus.

We will not receive any proceeds from the sale of shares of our common stock by the registering stockholders. We will recognize costs related to the registration of our common stock pursuant to the Securities Act, the listing of our common stock with the NYSE, and our transition to a publicly-traded company consisting of professional fees and other expenses. We will expense these amounts in the period incurred and not deduct these costs from net proceeds to the issuer as they would be in an initial public offering.

LEGAL MATTERS

The validity of the shares of common stock being registered hereby will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Gibson, Dunn & Crutcher LLP, New York, New York has acted as counsel to the registering stockholders.

EXPERTS

The financial statements as of December 31, 2023 and December 31, 2022 and for each of the three years in the period ended December 31, 2023 of Endo International plc included in this Prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to Endo International plc’s ability to continue as a going concern as described in Notes 1 and 2 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of our common stock covered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to us and the shares of our common stock covered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or any other document referred to are only summaries and not necessarily complete, and in each instance, we refer you to the copy of any contract or other document that is filed as an exhibit to the registration statement, and each statement in this prospectus regarding that contract or document is qualified in all respects by reference to the exhibit.

The SEC maintains a website that contains reports, proxy and information statements and other information regarding companies, like us, that file documents electronically with the SEC. You can read our SEC filings, including the registration statement, at the SEC’s website at www.sec.gov.

Immediately upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, will be required to file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at www.endo.com, at which, following the effectiveness of the registration statement of which this prospectus forms a part, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, these websites is not a part of this prospectus, and the inclusion of these website addresses in this prospectus is solely as inactive textual references.

INDEX TO FINANCIAL STATEMENTS

Page
Audited Consolidated Financial Statements as of December 31, 2023 and 2022 and for Each of the Three Years in the Period Ended December 31, 2023
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-6
Consolidated Statements of Operations	F-7
Consolidated Statements of Comprehensive Loss	F-8
Consolidated Statements of Shareholders’ Deficit	F-9
Consolidated Statements of Cash Flows	F-10
Notes to Consolidated Financial Statements	F-11
Financial Statement Schedule—Schedule II—Valuation and Qualifying Accounts for each of the three years in the period ended December 31, 2023	F-89

Unaudited Condensed Consolidated Financial Statements as of March 31, 2024 and December 31, 2023 and for the Three Months Ended March 31, 2024 and March 31, 2023
Condensed Consolidated Balance Sheets	F-90
Condensed Consolidated Statements of Operations	F-91
Condensed Consolidated Statements of Comprehensive Loss	F-92
Condensed Consolidated Statements of Cash Flows	F-93
Notes to Condensed Consolidated Financial Statements	F-94

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Endo International plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Endo International plc (Debtor-in-Possession) and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations, of comprehensive loss, of shareholders’ deficit and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1 and 2 to the consolidated financial statements, the Company, together with certain of its direct and indirect subsidiaries, has filed voluntary petitions for relief under the bankruptcy code, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in Notes 1 and 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also discussed below as a critical audit matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Sales Deduction Reserves

As described in Note 3 to the consolidated financial statements, the amount of revenue recognized by the Company is equal to the fixed amount of the transaction price, adjusted for management’s estimates of a number of significant variable components including, but not limited to, estimates for chargebacks, rebates, sales incentives and allowances, DSA and other fees for services, returns and allowances, which management collectively refer to as sales deductions. As of December 31, 2023, reserves for sales deductions totaled $434.0 million. These amounts relate primarily to management’s estimates of unsettled obligations for returns and allowances, rebates and chargebacks. The most significant sales deduction reserves relate to returns, wholesaler chargebacks and rebates for the Sterile Injectables and Generic Pharmaceuticals segments. Management estimates the reserves for sales deductions based on factors such as direct and indirect customers’ buying patterns and the estimated resulting contractual deduction rates, historical experience, specific known market events and estimated future trends, current contractual and statutory requirements, industry data, estimated customer inventory levels, current contract sales terms with direct and indirect customers and other competitive factors.

The principal considerations for our determination that performing procedures relating to sales deduction reserves is a critical audit matter are (i) the significant judgment by management in developing these reserves; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s reserves, as the reserves are based on direct and indirect customers’ buying patterns and the estimated resulting contractual deduction rates, historical experience, estimated future trends, estimated customer inventory levels, and current contract sales terms with direct and indirect customers.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of certain controls relating to sales deductions. These procedures also included, among others, (i) developing an independent estimate of the reserves for sales deductions utilizing direct and indirect customers’ buying patterns and the estimated resulting contractual deduction rates, historical experience, estimated future trends, estimated customer inventory levels and current contract sales terms with direct and indirect customers, (ii) comparing the independent estimates to the sales deduction reserves recorded by management, (iii) evaluating management’s estimates in previous years by comparing historical reserves to rebate and chargeback payments and credits processed in subsequent periods, and (iv) testing actual payments made and amounts credited to both direct and indirect customers to evaluate whether the payments and credits were made in accordance with the contractual and mandated terms of the Company’s programs and returns policy.

Goodwill Impairment Assessment - Sterile Injectables Reporting Unit

As described in Notes 3 and 11 to the consolidated financial statements, the Company’s goodwill balance for the Sterile Injectables reporting unit was $523 million as of December 31, 2023. An impairment assessment is conducted as of October 1, or more frequently whenever events or changes in circumstances indicate that the asset might be impaired. Management performs the goodwill impairment test by estimating the fair value of the reporting units using an income approach that utilizes a discounted cash flow model or, where appropriate, a market approach. The discounted cash flow models are dependent upon management’s estimates of future cash flows and other factors including estimates of (i) future operating performance, including future sales, long-term growth rates, gross margins, operating expenses, discount rate and the probability of achieving the estimated cash flows and (ii) future economic conditions.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the Sterile Injectables reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the reporting unit; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant assumptions related to future sales, long-term growth rates, gross margins, operating expenses, discount rate and the probability of achieving the estimated cash flows and future economic conditions; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing management’s process for developing the fair value estimate of the Sterile Injectables reporting unit; (ii) evaluating the appropriateness of the discounted cash flow model used by management; (iii) testing the completeness and accuracy of underlying data used by management in the discounted cash flow model; (iv) evaluating management’s assignment of assets and liabilities to the Sterile Injectables reporting unit; and (v) evaluating the reasonableness of the significant assumptions used by management related to future sales, long-term growth rates, gross margins, operating expenses, discount rate and the probability of achieving the estimated cash flows and future economic conditions. Evaluating management’s assumptions related to future sales, long-term growth rates, gross margins, operating expenses, discount rate and the probability of achieving the estimated cash flows and future economic conditions involved evaluating whether the assumptions used were reasonable considering (i) historical performance of the reporting unit; (ii) the consistency with industry and economic forecasts; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow model and (ii) the reasonableness of the discount rate assumption.

Bankruptcy Proceedings

As described above and in Notes 2 and 16 to the consolidated financial statements, the Company initiated bankruptcy proceedings during the third quarter of 2022. As disclosed by management, on August 16, 2022, Endo International plc, together with certain of its direct and indirect subsidiaries (the Debtors), filed voluntary petitions for relief under the bankruptcy code. As a result of the bankruptcy proceedings, management has applied generally accepted accounting principles applicable to reorganizations in preparing the consolidated financial statements. These accounting principles require that, for periods including and after the filing of a chapter 11 petition, the consolidated financial statements distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Pre-petition unsecured and undersecured claims related to the Debtors that may be impacted by the bankruptcy reorganization process in the amount of $11,096 million have been classified as liabilities subject to compromise in the consolidated balance sheet as of December 31, 2023. Additionally, certain expenses, gains and losses resulting from and recognized during the bankruptcy proceedings in the amount of $1,170 million are recorded in reorganization items, net in the consolidated statements of operations for the year ended December 31, 2023. On August 16, 2022 the Company entered into a Restructuring Support Agreement (RSA) with an ad hoc group of certain creditors (the Purchaser). During December 2023, the Company filed a proposed chapter 11 plan of reorganization (the Plan), as amended, and an amended version of the RSA, which reflects the terms of the Company’s proposed Plan. The Plan provides for the establishment by the Debtors of opioid trusts, and other forms of funding, for the benefit of certain public, tribal and private present and future opioid claimants in exchange for certain releases to be provided to (among others) the Purchaser and Endo International plc, its subsidiaries and affiliated entities and persons. In February 2024, resolution was reached with the Department of Justice (DOJ), acting on behalf of itself and certain other agencies of the U.S. federal government, including with respect to claims filed in the chapter 11 cases by various agencies of the United States of America (collectively, the U.S. Government). The resolution provides that the U.S. Government will have in connection with its criminal, civil and tax-related claims: (i) an allowed, general unsecured claim in the amount of $1,086 million in connection with a criminal fine arising from a plea agreement entered into by Endo Health Solutions Inc. (EHSI); (ii) an allowed, general unsecured claim in the amount of approximately $476 million in connection with a civil settlement agreement entered into by EHSI; and (iii) in part, an allowed, unsubordinated priority claim and, in part, an allowed, unsubordinated general unsecured claim, each in such amount equal to the settlement amounts to be received by the IRS as allocated by the U.S. Government. The Company recorded an additional net charge of approximately $1,557 million in the fourth quarter of 2023 to increase the aggregate opioid liability to approximately $2,178 million as of December 31, 2023. The liabilities recorded by the Company represent management’s best estimate of the allowed claims related to the claims against the Company and its subsidiaries.

The principal considerations for our determination that performing procedures relating to the bankruptcy proceedings is a critical audit matter are (i) the significant judgment by management when developing the estimate for allowed claims and assessing the accounting and disclosures related to the bankruptcy proceedings; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to management’s significant judgments and estimate for allowed claims; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included among others, (i) reading the restructuring support agreement and related amendments, disclosure statement and subsequent updates, plan of reorganization and subsequent amendments and settlement agreements entered into during the year and; (ii) testing management’s process for developing the estimate of the allowed claims related to the opioid and tax claims; (iii) evaluating, on a sample basis, management’s accounting for claims submitted to the bankruptcy court; (iv) testing, for a sample of transactions, the completeness and accuracy of the classification of transactions as liabilities subject to compromise or reorganization items, net; and (v) obtaining and evaluating letters of audit inquiry with internal and external legal counsel related to opioid litigation and the bankruptcy proceedings. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the application of generally accepted accounting principles applicable to reorganizations; and (ii) the completeness and accuracy of amounts classified as liabilities subject to compromise and reorganization items, net. These procedures also included evaluating the accuracy of the Company’s disclosures with respect to the bankruptcy proceedings.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

March 6, 2024

We have served as the Company’s auditor since 2014.

ENDO INTERNATIONAL PLC

(DEBTOR-IN-POSSESSION)

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2023 AND 2022

(Dollars in thousands, except share and per share data)

	December 31, 2023	December 31, 2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$777,919	$1,018,883
Restricted cash and cash equivalents	167,702	145,358
Accounts receivable, net	386,919	493,988
Inventories, net	246,017	274,499
Prepaid expenses and other current assets	82,163	136,923
Income taxes receivable	7,781	7,117

Total current assets	$1,668,501	$2,076,768

PROPERTY, PLANT AND EQUIPMENT, NET	476,240	438,314
OPERATING LEASE ASSETS	23,033	28,070
GOODWILL	1,352,011	1,352,011
OTHER INTANGIBLES, NET	1,477,883	1,732,935
OTHER ASSETS	139,626	129,839

TOTAL ASSETS	$5,137,294	$5,757,937

LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$537,736	$687,183
Current portion of operating lease liabilities	956	903
Income taxes payable	102	1,541

Total current liabilities	$538,794	$689,627

DEFERRED INCOME TAXES	16,248	13,825
OPERATING LEASE LIABILITIES, LESS CURRENT PORTION	4,132	5,129
OTHER LIABILITIES	79,812	42,746
LIABILITIES SUBJECT TO COMPROMISE	11,095,868	9,168,782
COMMITMENTS AND CONTINGENCIES (NOTE 16)
SHAREHOLDERS’ DEFICIT:
Euro deferred shares, $0.01 par value; 4,000,000 shares authorized and issued at both December 31, 2023 and December 31, 2022	44	43
Ordinary shares, $0.0001 par value; 1,000,000,000 shares authorized; 235,219,612 and 235,208,039 shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively	24	24
Additional paid-in capital	8,980,561	8,969,322
Accumulated deficit	(15,354,427)	(12,904,620)
Accumulated other comprehensive loss	(223,762)	(226,941)

Total shareholders’ deficit	$(6,597,560)	$(4,162,172)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$5,137,294	$5,757,937

See accompanying Notes to Consolidated Financial Statements.

ENDO INTERNATIONAL PLC

(DEBTOR-IN-POSSESSION)

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Dollars and shares in thousands, except per share data)

	2023	2022	2021
TOTAL REVENUES, NET	$2,011,518	$2,318,875	$2,993,206
COSTS AND EXPENSES:
Cost of revenues	946,415	1,092,499	1,221,064
Selling, general and administrative	567,727	777,169	861,760
Research and development	115,462	128,033	123,440
Acquired in-process research and development	—	68,700	25,120
Litigation-related and other contingencies, net	1,611,090	478,722	345,495
Asset impairment charges	503	2,142,746	414,977
Acquisition-related and integration items, net	1,972	408	(8,379)
Interest expense, net	—	349,776	562,353
Loss on extinguishment of debt	—	—	13,753
Reorganization items, net	1,169,961	202,978	—
Other income, net	(9,688)	(34,054)	(19,774)

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX	$(2,391,924)	$(2,888,102)	$(546,603)

INCOME TAX EXPENSE	55,862	21,516	22,478

LOSS FROM CONTINUING OPERATIONS	$(2,447,786)	$(2,909,618)	$(569,081)

DISCONTINUED OPERATIONS, NET OF TAX (NOTE 4)	(2,021)	(13,487)	(44,164)

NET LOSS	$(2,449,807)	$(2,923,105)	$(613,245)

NET LOSS PER SHARE—BASIC:
Continuing operations	$(10.41)	$(12.39)	$(2.44)
Discontinued operations	(0.01)	(0.06)	(0.19)

Basic	$(10.42)	$(12.45)	$(2.63)

NET LOSS PER SHARE—DILUTED:
Continuing operations	$(10.41)	$(12.39)	$(2.44)
Discontinued operations	(0.01)	(0.06)	(0.19)

Diluted	$(10.42)	$(12.45)	$(2.63)

WEIGHTED AVERAGE SHARES:
Basic	235,219	234,840	232,785
Diluted	235,219	234,840	232,785

See accompanying Notes to Consolidated Financial Statements.

ENDO INTERNATIONAL PLC

(DEBTOR-IN-POSSESSION)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Dollars in thousands)

	2023	2022	2021
NET LOSS	$(2,449,807)	$(2,923,105)	$(613,245)
OTHER COMPREHENSIVE INCOME (LOSS):
Net unrealized gain (loss) on foreign currency	$3,179	$(10,496)	$1,308

Total other comprehensive income (loss)	$3,179	$(10,496)	$1,308

COMPREHENSIVE LOSS	$(2,446,628)	$(2,933,601)	$(611,937)

See accompanying Notes to Consolidated Financial Statements.

ENDO INTERNATIONAL PLC

(DEBTOR-IN-POSSESSION)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Dollars in thousands, except share data)

	Ordinary Shares		Euro Deferred Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Deficit
	Number of Shares	Amount	Number of Shares	Amount
BALANCE, DECEMBER 31, 2020	230,315,768	$23	4,000,000	$49	$8,938,012	$(9,368,270)	$(217,753)	$(647,939)
Net loss	—	—	—	—	—	(613,245)	—	(613,245)
Other comprehensive income	—	—	—	—	—	—	1,308	1,308
Compensation related to share-based awards	—	—	—	—	30,046	—	—	30,046
Exercise of options	82,331	—	—	—	622	—	—	622
Ordinary shares issued	3,292,717	—	—	—	—	—	—	—
Tax withholding for restricted shares	—	—	—	—	(14,774)	—	—	(14,774)
Other	—	—	—	(4)	—	—	—	(4)

BALANCE, DECEMBER 31, 2021	233,690,816	$23	4,000,000	$45	$8,953,906	$(9,981,515)	$(216,445)	$(1,243,986)

Net loss	—	—	—	—	—	(2,923,105)	—	(2,923,105)
Other comprehensive loss	—	—	—	—	—	—	(10,496)	(10,496)
Compensation related to share-based awards	—	—	—	—	17,314	—	—	17,314
Ordinary shares issued	1,517,223	1	—	—	(1)	—	—	—
Tax withholding for restricted shares	—	—	—	—	(1,898)	—	—	(1,898)
Other	—	—	—	(2)	1	—	—	(1)

BALANCE, DECEMBER 31, 2022	235,208,039	$24	4,000,000	$43	$8,969,322	$(12,904,620)	$(226,941)	$(4,162,172)

Net loss	—	—	—	—	—	(2,449,807)	—	(2,449,807)
Other comprehensive income	—	—	—	—	—	—	3,179	3,179
Compensation related to share-based awards	—	—	—	—	11,240	—	—	11,240
Ordinary shares issued	11,573	—	—	—	—	—	—	—
Other	—	—	—	1	(1)	—	—	—

BALANCE, DECEMBER 31, 2023	235,219,612	$24	4,000,000	$44	$8,980,561	$(15,354,427)	$(223,762)	$(6,597,560)

See accompanying Notes to Consolidated Financial Statements.

ENDO INTERNATIONAL PLC

(DEBTOR-IN-POSSESSION)

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Dollars in thousands)

	2023	2022	2021
OPERATING ACTIVITIES:
Net loss	$(2,449,807)	$(2,923,105)	$(613,245)
Adjustments to reconcile Net loss to Net cash provided by operating activities:
Depreciation and amortization	306,448	391,629	457,098
Share-based compensation	11,240	17,314	30,046
Amortization of debt issuance costs and discount	—	9,406	14,437
Deferred income taxes	4,702	(7,303)	(3,157)
Change in fair value of contingent consideration	1,972	408	(8,793)
Loss on extinguishment of debt	—	—	13,753
Acquired in-process research and development charges	—	68,700	25,120
Asset impairment charges	503	2,142,746	414,977
Non-cash reorganization items, net	905,868	89,197	—
Gain on sale of business and other assets	(10,392)	(26,183)	(4,516)
Other	(222)	2,776	—
Changes in assets and liabilities which provided (used) cash:
Accounts receivable	106,506	105,912	(82,052)
Inventories	22,195	(4,359)	48,978
Prepaid and other assets	38,006	80,350	(34,002)
Accounts payable, accrued expenses and other liabilities	1,500,094	321,055	84,391
Income taxes payable/receivable, net	(2,015)	650	68,015

Net cash provided by operating activities	$435,098	$269,193	$411,050

INVESTING ACTIVITIES:
Capital expenditures, excluding capitalized interest	(94,325)	(99,722)	(77,929)
Capitalized interest payments	—	(3,140)	(2,721)
Proceeds from the U.S. Government Cooperative Agreement	39,397	18,635	—
Acquisitions, including in-process research and development, net of cash and restricted cash acquired	—	(90,320)	(5,000)
Product acquisition costs and license fees	—	—	(4,177)
Proceeds from sale of business and other assets	5,134	41,400	30,283

Net cash used in investing activities	$(49,794)	$(133,147)	$(59,544)

FINANCING ACTIVITIES:
Proceeds from issuance of notes, net	—	—	1,279,978
Proceeds from issuance of term loans, net	—	—	1,980,000
Repayments of notes	—	(180,342)	—
Repayments of term loans	—	(10,000)	(3,310,475)
Repayments of revolving debt	—	—	(22,800)
Adequate protection payments	(592,759)	(313,109)	—
Repayments of other indebtedness	(6,733)	(6,062)	(5,448)
Payments for debt issuance and extinguishment costs	—	—	(8,574)
Payments for contingent consideration	(5,136)	(2,462)	(4,010)
Payments of tax withholding for restricted shares	—	(1,898)	(14,774)
Proceeds from exercise of options	—	—	622

Net cash used in financing activities	$(604,628)	$(513,873)	$(105,481)

Effect of foreign exchange rate	704	(4,242)	285

NET (DECREASE) INCREASE IN CASH, CASH EQUIVALENTS, RESTRICTED CASH AND RESTRICTED CASH EQUIVALENTS	$(218,620)	$(382,069)	$246,310

CASH, CASH EQUIVALENTS, RESTRICTED CASH AND RESTRICTED CASH EQUIVALENTS, BEGINNING OF PERIOD	1,249,241	1,631,310	1,385,000

CASH, CASH EQUIVALENTS, RESTRICTED CASH AND RESTRICTED CASH EQUIVALENTS, END OF PERIOD	$1,030,621	$1,249,241	$1,631,310

SUPPLEMENTAL INFORMATION:
Cash paid for interest, excluding capitalized interest and adequate protection payments	$—	$289,664	$538,424
Cash paid for income taxes, gross	$10,465	$14,101	$10,019
Cash refunds from income taxes, gross	$1,776	$3,092	$57,801
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisitions, including in-process research and development, accrued in the period but not yet paid	$—	$—	$20,120

See accompanying Notes to Consolidated Financial Statements.

ENDO INTERNATIONAL PLC

(DEBTOR-IN-POSSESSION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

NOTE 1. DESCRIPTION OF BUSINESS

Background and Basis of Presentation

Endo International plc is an Ireland-domiciled specialty pharmaceutical company that conducts business through its operating subsidiaries. Unless otherwise indicated or required by the context, references throughout to “Endo,” the “Company,” “we,” “our” or “us” refer to Endo International plc and its subsidiaries. The accompanying Consolidated Financial Statements of Endo International plc and its subsidiaries have been prepared in accordance with U.S. GAAP.

Going Concern

As further discussed herein, thousands of governmental and private plaintiffs have filed suit against us and/or certain of our subsidiaries alleging opioid-related claims, most of which we have not been able to settle. As a result of the possibility or occurrence of an unfavorable outcome with respect to these proceedings, other legal proceedings and certain other risks and uncertainties, we explored a wide array of potential actions as part of our contingency planning and, as further described in the Second-Quarter 2022 Form 10-Q, we previously concluded that the related conditions and events gave rise to substantial doubt about our ability to continue as a going concern.

Subsequent to the filing of the Second-Quarter 2022 Form 10-Q, beginning on the August 16, 2022 Petition Date, the Debtors filed voluntary petitions for relief under the Bankruptcy Code, which constituted an event of default that accelerated our obligations under substantially all of our then-outstanding debt instruments. However, section 362 of the Bankruptcy Code stays creditors from taking any action to enforce the related financial obligations and creditors’ rights of enforcement in respect of the debt instruments are subject to the applicable provisions of the Bankruptcy Code. Refer to Note 2. Bankruptcy Proceedings and Note 15. Debt for additional information. As a result of these conditions and events, management continues to believe there is substantial doubt about our ability to continue as a going concern within one year after the date of issuance of these Consolidated Financial Statements. The accompanying Consolidated Financial Statements have been prepared under the going concern basis of accounting as required by U.S. GAAP and do not include any adjustments that might be necessary should we be unable to continue as a going concern.

NOTE 2. BANKRUPTCY PROCEEDINGS

Chapter 11 Filing

As noted above, on the Petition Date, certain of the Debtors filed voluntary petitions for relief under the Bankruptcy Code. Certain additional Debtors filed voluntary petitions for relief under the Bankruptcy Code on May 25, 2023 and May 31, 2023. The Debtors have received approval from the U.S. Bankruptcy Court for the Southern District of New York (the Bankruptcy Court) to jointly administer their chapter 11 cases (the Chapter 11 Cases) for administrative purposes only pursuant to Rule 1015(b) of the Federal Rules of Bankruptcy Procedure under the caption In re Endo International plc, et al. Certain entities consolidated by Endo International plc and included in these Consolidated Financial Statements are not party to the Chapter 11 Cases. These entities are collectively referred to herein as the Non-Debtor Affiliates.

The Debtors will continue to operate their businesses and manage their properties as debtors-in-possession pursuant to sections 1107 and 1108 of the Bankruptcy Code. As debtors-in-possession, the Debtors are generally permitted to continue to operate as ongoing businesses and pay debts and honor obligations arising in the ordinary course of their businesses after the Petition Date. However, the Debtors generally may not pay third-party claims or creditors on account of obligations arising before the Petition Date or engage in transactions outside the ordinary course of business without approval of the Bankruptcy Court. Under the Bankruptcy Code, third-party actions to collect pre-petition indebtedness owed by the Debtors, as well as most litigation pending against the Debtors as of the Petition Date, are generally subject to an automatic stay. However, under the Bankruptcy Code, certain legal proceedings, such as those involving the assertion of a governmental entity’s police or regulatory powers, may not be subject to the automatic stay and may continue unless otherwise ordered by the Bankruptcy Court.

Among other requirements, chapter 11 proceedings must comply with the priority scheme established by the Bankruptcy Code, under which certain post-petition and secured or “priority” pre-petition liabilities generally need to be satisfied before general unsecured creditors and shareholders are entitled to receive any distribution.

Under the Bankruptcy Code, the Debtors may assume, modify, assign or reject certain executory contracts and unexpired leases, including, without limitation, leases of real property and equipment, subject to the approval of the Bankruptcy Court and certain other conditions. Generally, the rejection of an executory contract or unexpired lease is treated as a pre-petition breach of such executory contract or unexpired lease and, subject to certain exceptions, relieves the Debtors from performing their future obligations under such executory contract or unexpired lease but entitles the contract counterparty or lessor to a pre-petition general unsecured claim for damages caused by such deemed breach. Generally, the assumption of an executory contract or unexpired lease requires the Debtors to cure existing monetary defaults under such executory contract or unexpired lease and provide adequate assurance of future performance. Accordingly, any description of an executory contract or unexpired lease in this report, including, where applicable, the express termination rights thereunder or a quantification of obligations, must be read in conjunction with, and is qualified by, any overriding rejection rights the Debtors have under the Bankruptcy Code.

To ensure their ability to continue operating in the ordinary course of business, the Debtors have filed with the Bankruptcy Court a variety of motions seeking “first day” relief, including the authority to access cash collateral, continue using their cash management system, pay employee wages and benefits and pay vendors in the ordinary course of business. At a hearing held on August 18, 2022, the Bankruptcy Court generally approved the relief sought in these motions on an interim basis. Following subsequent hearings held on September 28, 2022, October 13, 2022 and October 19, 2022, the Bankruptcy Court entered orders approving substantially all of the relief sought on a final basis.

Events of Default

The August 16, 2022 bankruptcy filings by the Debtors constituted an event of default that accelerated our obligations under substantially all of our then-outstanding debt instruments. However, section 362 of the Bankruptcy Code stays creditors from taking any action to enforce the related financial obligations and creditors’ rights of enforcement in respect of the debt instruments are subject to the applicable provisions of the Bankruptcy Code. Refer to Note 15. Debt for additional information.

Restructuring Support Agreement and Marketing Process

On August 16, 2022, we entered into a Restructuring Support Agreement (as amended, the RSA) with an ad hoc group (the Ad Hoc First Lien Group) of certain creditors holding in excess of 50% of the aggregate outstanding principal amount of Secured Debt (as defined in that certain collateral trust agreement, dated as of April 27, 2017, among Endo International plc, certain subsidiaries of Endo International plc, the other grantors from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent under the Credit Agreement (as defined below), and Wells Fargo Bank, National Association, as indenture trustee, and Wilmington Trust, National Association, as collateral trustee (the Collateral Trust Agreement)), pursuant to which, among other things, one or more entities formed in a manner acceptable to the Ad Hoc First Lien Group

(the Purchaser) agreed to serve as stalking horse bidder in connection with the proposed sale of all or substantially all of our assets pursuant to section 363 of the Bankruptcy Code (the Sale).

As described in the RSA, the Purchaser’s bid (the Stalking Horse Bid), which was subject to higher or otherwise better bids from other parties, included an offer to purchase substantially all of our assets for an aggregate purchase price including: (i) a credit bid in full satisfaction of the Prepetition First Lien Indebtedness (as defined in the RSA); (ii) $5 million in cash on account of certain unencumbered assets; (iii) $122 million to wind-down our operations following the Sale closing date (the Wind-Down Amount); (iv) pre-closing professional fees; and (v) the assumption of certain liabilities. As part of the Stalking Horse Bid, the Purchaser agreed to make offers of employment to all of our active employees. The proposed purchase and sale agreement with respect to the Stalking Horse Bid was filed with the Bankruptcy Court on November 23, 2022, and amended versions were subsequently filed with the Bankruptcy Court several times, including most recently on August 3, 2023.

On November 23, 2022, we filed: (i) a motion seeking Bankruptcy Court approval of bidding procedures in connection with the Sale and (ii) a motion seeking to set deadlines (bar dates) for all claimants to file claims against the Debtors. At a hearing on December 15, 2022, the Bankruptcy Court directed the Debtors and certain key parties in interest in the Chapter 11 Cases to participate in a mediation process to attempt to resolve certain objections and contested issues relating to the bidding procedures motion, the Sale and other critical matters in the Chapter 11 Cases.

In March 2023, the Debtors announced that, as a result of the mediation process, the Ad Hoc First Lien Group (and Purchaser) reached certain resolutions in principle with both the unsecured creditors’ committee (the UCC) and opioid claimants’ committee (the OCC) appointed in the Chapter 11 Cases and certain ad hoc groups of debtholders. These resolutions, documented in the stipulation filed with the Bankruptcy Court on March 24, 2023 (and described in further detail below), were supported by the Debtors. Following a hearing, the Bankruptcy Court entered orders on April 3, 2023 approving the bidding procedures motion (the Bidding Procedures Order) and the bar date motion, which established deadlines by which claimants must file proofs of claims with the Bankruptcy Court.

As part of the Bidding Procedures Order, the Bankruptcy Court also approved certain internal restructuring transactions under Irish law that would allow us to pursue the Sale in a tax efficient manner (the Reconstruction Steps). The Reconstruction Steps were completed on May 31, 2023, and involved, among other things: (i) the conversion from private limited companies to private unlimited companies under Irish law of our subsidiaries Endo Ventures Limited and Endo Global Biologics Limited and their re-registration as EVU and Endo Global Biologics Unlimited (EGBU), respectively; and (ii) the transfer of the business and assets of EVU and EGBU to our newly-formed subsidiaries Operand Pharmaceuticals II Limited and Operand Pharmaceuticals III Limited.

As contemplated by the RSA, the bidding procedures order approved a marketing process and auction that was conducted under the supervision of the Bankruptcy Court, during which interested parties had an opportunity to conduct due diligence and determine whether to submit a bid to acquire the Debtors’ assets. In the months following the entry of the Bidding Procedures Order, the Company conducted a robust marketing process. Following the passing of the deadline for potential bidders to submit indications of interest, on June 20, 2023, in accordance with the Bidding Procedures Order, the Company filed with the Bankruptcy Court a notice of termination of the sale and marketing process, naming the Purchaser as the Successful Bidder (as defined in the Bidding Procedures Order) and accelerating the hearing to approve the Sale from August 31, 2023 to July 28, 2023. The hearing to approve the Sale was subsequently adjourned several times as negotiations continued with our stakeholders and we explored alternative restructuring transactions.

On December 28, 2023, we filed an amended version of the RSA. The amended RSA reflects the terms of our proposed Plan (as defined and discussed in more detail below) while preserving our rights and the rights of the Ad Hoc First Lien Group to toggle back to a standalone sale under section 363 of the Bankruptcy Code.

Pursuant to the amended RSA, each of the parties agreed to, among other things, take all actions as are necessary and appropriate to facilitate the implementation and consummation of the Restructuring (as defined in the amended RSA), negotiate in good faith certain definitive documents relating to the Restructuring and obtain required approvals. In addition, we agreed to conduct our business in the ordinary course, provide notice and certain materials relating to the Restructuring to the consenting creditors’ advisors and pay certain fees and expenses of the consenting creditors. The amended RSA further contemplates that the Purchaser will fund one or more trusts for parties with opioid-related claims against us, as further discussed in Note 16. Commitments and Contingencies.

The amended RSA provides certain milestones for the Restructuring. If we fail to satisfy these milestones and such failure is not the result of a breach of the amended RSA by the Required Consenting First Lien Creditors (as defined in the RSA), the Required Consenting First Lien Creditors will have the right to terminate the amended RSA. These milestones, (which may be further modified from time to time) include: (i) not later than 11:59 p.m. prevailing Eastern Time on January 17, 2024, the Bankruptcy Court shall have entered an order conditionally approving our disclosure statement and related solicitation materials; (ii) not later than 11:59 p.m. prevailing Eastern Time on March 22, 2024, the Bankruptcy Court shall have entered one or more orders confirming our Plan and approving the backstop commitment agreements and related subscription materials; and (iii) not later than 11:59 p.m. prevailing Eastern Time on April 22, 2024, the Plan shall have gone effective. The amended RSA also includes certain milestones that would apply if we toggle back to a standalone sale under section 363 of the Bankruptcy Code. As of the date of this report, milestone (i) referenced above has been satisfied. Each of the parties to the amended RSA may terminate the agreement (and thereby their support for the Plan) under certain limited circumstances, including for material breaches and materially untrue representations and warranties by their counterparties, if a governmental agency enjoins the Plan or if the purchase and sale agreement with respect to the sale contemplated by the Plan is terminated under certain circumstances.

The transactions contemplated by the amended RSA are subject to approval by the Bankruptcy Court, among other conditions. Accordingly, no assurance can be given that the transactions described therein will be consummated.

On January 12, 2024, the Bankruptcy Court entered an order conditionally approving our disclosure statement which authorized us to solicit votes on our Plan. The Bankruptcy Court also scheduled a combined hearing for: (i) final approval of the disclosure statement as containing “adequate information” as required by the Bankruptcy Code; and (ii) confirmation of the Plan for March 19, 2024.

The Chapter 11 Proceedings

Cash Collateral

As part of the RSA, the Company and the Ad Hoc First Lien Group agreed on the terms of a proposed order authorizing the Company’s use of cash collateral (as modified and entered by the Bankruptcy Court on a final (amended) basis in October 2022, the Cash Collateral Order) in connection with the Chapter 11 Cases on certain terms and conditions set forth therein. The Debtors intend to use the cash collateral to, among other things, permit the orderly continuation of their businesses, pay the costs of administration of their estates and satisfy other working capital and general corporate purposes.

The Cash Collateral Order: (i) obligates the Debtors to make certain adequate protection payments during the bankruptcy proceedings, which are further discussed in Note 15. Debt of this report; (ii) establishes a budget for the Debtors’ use of cash collateral; (iii) establishes certain informational rights for the Debtors’ secured creditors; (iv) provides for the waiver of certain Bankruptcy Code provisions; and (v) requires the Debtors to maintain at least $600.0 million of “liquidity,” calculated at the end of each week as unrestricted cash and cash equivalents plus certain specified amounts of restricted cash associated with the TLC Agreement, which is defined and further discussed below in Note 12. License, Collaboration and Asset Acquisition Agreements.

The foregoing description of the Cash Collateral Order does not purport to be complete and is qualified in its entirety by reference to the Cash Collateral Order entered by the Bankruptcy Court in the Chapter 11 Cases.

Claims Reconciliation Process

In November 2022, the Debtors filed with the Bankruptcy Court schedules and statements, subject to further amendment or modification, which set forth, among other things, the assets and liabilities of each of the Debtors, subject to the assumptions filed in connection therewith.

As part of the Chapter 11 Cases, persons and entities believing that they have claims or causes of action against the Debtors may file proofs of claim evidencing such claims. As noted above, the Debtors have filed a motion seeking to set a bar date (deadline) for holders of claims to file proofs of claim (including general claims and claims of governmental units). On April 3, 2023, the Bankruptcy Court entered an order, as subsequently amended on June 23, 2023 and July 14, 2023 (the Bar Date Order) setting July 7, 2023 as the general bar date (deadline) for persons and non-governmental entities to file proofs of claim against the Debtors. The Bankruptcy Court also set May 31, 2023 as the bar date for governmental entities to file claims other than certain claims relating to opioids against the Debtors. Certain claims, including most governmental claims relating to opioids, are subject to separate bar date procedures as set forth in more detail in the Bar Date Order.

As of February 28, 2024, approximately 907,100 claims, totaling approximately $979 billion, have been filed against the Debtors, including, in certain cases, duplicate claims across multiple Debtors. For example, the IRS has filed multiple proofs of claim against several of the Debtors, as further discussed in Note 21. Income Taxes. As claims are filed, they are being evaluated for validity and compared to amounts recorded in our accounting records. Due to the voluminous number of claims received, Endo is continuing to review the proofs of claims filed in the Chapter 11 Cases to identify which, if any, additional claims constitute unresolved claims not previously known. As of the date of this report, the amounts of certain of the claims received exceed the amounts of the corresponding liabilities, if any, that we have recorded based on our assessments of the purported liabilities underlying such claims, and it is likely this will continue to be the case in future periods. We are not aware of any claims that we currently expect will require a material adjustment to the Consolidated Financial Statements.

Differences in amounts recorded and claims filed by creditors will continue to be investigated and resolved, including through the filing of objections with the Bankruptcy Court, where appropriate. The Debtors may ask the Bankruptcy Court to disallow claims that the Debtors believe are duplicative, have been later amended or superseded, are without merit, are overstated or should be disallowed for other reasons. In addition, as a result of this process, the Debtors may identify additional liabilities that will need to be recorded or reclassified to Liabilities subject to compromise in the Consolidated Balance Sheets. In light of the substantial number of claims that have been filed as of the date of this report and may be filed in the future, the claims resolution process may take considerable time to complete and may continue for the duration of the Debtors’ bankruptcy proceedings.

Resolutions in the Chapter 11 Cases

In March 2023, the Debtors announced that, in connection with the mediation process and as referenced in an amended RSA, the Ad Hoc First Lien Group (and Purchaser) reached certain resolutions in principle with the UCC and the OCC appointed in the Chapter 11 Cases and certain ad hoc groups of debtholders. In July 2023, the Debtors announced an additional resolution between the Purchaser and the Future Claimants’ Representative (the FCR). In August 2023, a resolution was reached between the Purchaser and an ad hoc group of public school district creditors (the Public School District Creditors). In September 2023, a resolution was reached between the Purchaser and certain Canadian governmental entities that had previously filed an objection to the Sale (the Canadian Provinces). In February 2024, the Debtors announced an agreed resolution with the DOJ, acting on behalf of itself and certain other agencies of the U.S. federal government. The DOJ resolution formalized the terms of the economic agreement in principle announced by the Ad Hoc First Lien Group in November 2023 and set forth certain non-economic terms mutually agreed upon by the parties. The foregoing resolutions, which are set forth in greater detail in the solicitation version of the disclosure statement filed with the Bankruptcy Court on January 16, 2024, and, in the case of the DOJ resolution, in the notice filed with the Bankruptcy Court on February 29, 2024, are supported by the Debtors.

The resolution reached with the UCC provides that, on or prior to the effective date of the Plan, the Debtors will establish a trust for the benefit of eligible general unsecured creditors. As consideration, the trust will receive, among other things: (i) $60 million in cash; (ii) up to 4.02% of equity in the Purchaser (subject to dilution by equity issued pursuant to rights offerings and under the management incentive plan); (iii) a litigation trust, which will have the right to pursue certain estate claims and causes of action against (1) non-continuing directors and former officers (as against and subject to a maximum recovery available under certain specified insurance policies and proceeds), (2) certain third-party advisors to the Debtors, and (3) certain additional third parties, including parties to certain pre-petition transactions with the Debtors; and (iv) a rights offering for certain eligible trust beneficiaries, subject to certain subscription requirements, for up to $160 million of equity in the Purchaser. The resolution also contemplated a fee cap of $15 million for the UCC professionals for any work done between April 1, 2023 and October 31, 2023.

The resolution reached with the OCC provides that, on or prior to the effective date of the Plan, the Purchaser will create a trust for the benefit of certain private present opioid claimants (such as non-governmental entities). As consideration, the trust will receive, among other things, $119.2 million of gross cash consideration payable in three installments (subject to the Purchaser’s exercise of certain prepayment options and triggers) to be distributed to eligible private present opioid claimants. An additional $0.5 million will be funded to the trust by certain third parties, for a total of $119.7 million in aggregate consideration being funded to the trust. As set forth in the amended RSA, the Purchaser has agreed, on or prior to the effective date of the Plan, to fund a trust for the benefit of certain public and tribal opioid claimants. The trust to be created pursuant to the resolution reached with the OCC is intended to be structured similarly to the public/tribal opioid trust and includes prepayment obligations triggered upon certain prepayments made to the public/tribal opioid trust. The resolution also contemplated a fee cap of $8.5 million for opioid claimants’ committee hourly professionals for work done between April 1, 2023 and October 31, 2023. From November 1, 2023 through the effective date of the Plan, the OCC fees are subject to a monthly cap of $0.5 million subject to certain carve-outs and limitations pursuant to the OCC resolution.

The resolution reached with the FCR provides that, on or prior to the effective date of the Plan, the Purchaser will create personal injury trusts (the Future PI Trust) for the benefit of certain private opioid and mesh claimants whose first injury did not arise until after the applicable bar date. As consideration, the Future PI Trust will receive, among other things, $11.9 million of gross cash consideration payable in installments to be distributed to eligible private future opioid and mesh claimants.

The resolution reached with the Public School District Creditors provides that, on or prior to the effective date of the Plan, the Purchaser will fund an opioid school district recovery trust for the benefit of public school districts that elect to participate. As consideration, the trust will receive up to $3 million of gross cash consideration payable in installments to provide grants and other funding to participating school districts for the purpose of funding opioid abuse/misuse abatement or remediation programs.

The resolution reached with the Canadian Provinces provides that, on the effective date of the Plan, the Debtors will establish a trust for the benefit of the Canadian Provinces. As consideration, the trust will receive $7.3 million of gross cash consideration payable in installments expected to be used for government programs and services aimed at assisting Canadians who suffer from opioid misuse or addiction disorder.

The resolution reached with the Ad Hoc First Lien Group and the DOJ with respect to claims filed in the Chapter 11 Cases by the United States of America, acting through the United States Attorney’s Office for the Southern District of New York, for and on behalf of: (i) the United States Department of Justice Civil Division’s Consumer Protection Branch; (ii) the United States Attorney’s Office for the Southern District of Florida; (iii) the

United States Department of Justice Civil Division’s Fraud Section, acting on behalf of the Office of Inspector General of the Department of Health and Human Services, the Defense Health Agency, as administrator of the TRICARE program, the Office of Personnel Management, as administrator of the Federal Employees Health Benefits program, and the VA; (iv) the IRS; (v) HHS, CMS and Indian Health Service; and (vi) the VA (collectively, the U.S. Government), including criminal, civil and tax-related claims provides for payment by Endo of $364.9 million over 10 years, or $200 million if the obligation is paid in full on the Plan effective date, plus contingent consideration of $25 million in each of 2024 through 2028 (up to $100 million in aggregate) if our Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) sufficiently exceeds defined baselines (U.S. Government Economic Settlement). The resolution further contemplates that Endo’s subsidiary, EHSI, will enter into a plea agreement and civil settlement agreement in resolution of the DOJ’s criminal and civil investigations of the Debtors. The plea agreement contemplates that EHSI will plead guilty to a single misdemeanor violation of the Food, Drug, and Cosmetic Act, contrary to Title 21, United States Code, Sections 331(a), 333(a)(1), and 352(f)(1). Pursuant to the plea agreement, EHSI will be subject to a criminal fine of $1,086 million, which will be treated as an allowed, general unsecured claim in the Chapter 11 Cases, and a criminal forfeiture judgment in the amount of $450 million. Pursuant to the civil settlement agreement, the Debtors agree that the U.S. Government shall have an allowed, general unsecured claim in the Chapter 11 Cases in the amount of approximately $476 million. The claims brought against the Debtors by the IRS will be deemed to be, in part, an allowed, unsubordinated priority claim and, in part, an allowed, unsubordinated general unsecured claim, each in such amount equal to the settlement amounts to be received by the IRS as allocated by the U.S. Government. The criminal fine, civil settlement agreement amount and the IRS claims will be satisfied in full by the payments made pursuant to the U.S. Government Economic Settlement. The criminal forfeiture judgment will be deemed satisfied in full by payments made to state opioid claimants pursuant to the Plan.

In connection with the resolutions, the UCC, the OCC, the FCR, the Public School District Creditors, the Canadian Provinces, the ad hoc groups of debtholders party thereto and the DOJ have agreed to support the Plan.

Chapter 11 Plan of Reorganization

On December 19, 2023, we filed a proposed chapter 11 plan of reorganization (as amended, including on January 5, 2024 and January 9, 2024, and including any future amendments, exhibits and supplements filed with respect thereto, the Plan) and related disclosure statement with the Bankruptcy Court. The Plan contemplates a sale of substantially all of our assets on substantially similar terms to the proposed 363 sale to the Purchaser, including the assumption of certain liabilities, and offers of employment to all of our active team members, and reflects the resolutions described above.

Under the Plan, our first lien creditors would receive 96.3% of equity in a new entity formed to acquire our assets and an opportunity to participate in a rights offering, and second lien creditors and unsecured noteholders would receive the remaining 3.7% of the equity (both subject to dilution). Second lien creditors and unsecured noteholders would also receive $23.3 million in cash, certain proceeds of litigation claims and insurance rights, and the opportunity to participate in a $160 million rights offering (which was subscribed in July 2023). Other general unsecured creditors would receive up to $2 million in cash and a small percentage of the proceeds of trust litigation claims and insurance rights, subject to certain qualifications. Opioid claimants would receive distributions from certain trusts and sub-trusts, including pursuant to the resolutions described above, as follows: $460 million in installments for state opioid claimants (subject to certain prepayment rights), $119.7 million in installments for several subclasses of private opioid claimants (subject to certain prepayment rights), up to $15 million for tribal opioid claimants and up to approximately $11.4 million for future opioid claimants. The Plan also provides for the treatment of opioid claims held by other claimants, including public school districts, Canadian provinces and foreign holders of claims against certain foreign entities who file proofs of claim against us by a date certain (but after the general bar date). The Plan contemplates that we will use the, among other things, net proceeds from a potential exit financing facility (to the extent implemented), net proceeds from proposed rights offerings, cash on hand and certain litigation consideration to fund Plan distributions.

In addition to the previously reached settlements, the Plan also incorporates the recently announced economic settlement in principle with the DOJ, described above.

The Plan also sets forth a post-reorganization governance structure and includes releases for us and certain other parties. It is subject to certain conditions precedent and confirmation by the Bankruptcy Court. We currently anticipate seeking Bankruptcy Court confirmation of our proposed Plan on March 19, 2024.

To protect our Irish entities and assets from the risk of value-destructive litigation and enforcement efforts not enjoined by the Plan, we are also proposing an Irish scheme of arrangement in parallel with the Plan to implement certain terms of the Plan as a matter of Irish law. If the scheme of arrangement is approved by the required creditors and sanctioned by the High Court of Ireland, all claims against us covered by the scheme will be completely released and discharged as a matter of Irish law.

Bankruptcy Accounting

As a result of the Chapter 11 Cases, we have applied the provisions of ASC 852 in preparing the accompanying Consolidated Financial Statements. ASC 852 requires that, for periods including and after the filing of a chapter 11 petition, the Consolidated Financial Statements distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business.

Accordingly, for periods beginning with the third quarter of 2022, pre-petition unsecured and undersecured claims related to the Debtors that may be impacted by the bankruptcy reorganization process have been classified as Liabilities subject to compromise in the Consolidated Balance Sheets. Liabilities subject to compromise include pre-petition liabilities for which there is uncertainty about whether such pre-petition liabilities could be impaired as a result of the Chapter 11 Cases. Liabilities subject to compromise are recorded at the expected amount of the total allowed claim, even if they may ultimately be settled for different amounts. The following table sets forth, as of December 31, 2023 and 2022, information about the amounts presented as Liabilities subject to compromise in our Consolidated Balance Sheets (in thousands):

	December 31, 2023	December 31, 2022
Accounts payable	$32,281	$30,317
Accrued interest	160,617	160,617
Debt	8,147,826	7,834,717
Litigation accruals	2,431,455	820,805
Uncertain tax positions	259,611	235,176
Other (1)	64,078	87,150

Total	$11,095,868	$9,168,782

(1)

Amounts include operating and finance lease liabilities as further described in Note 9. Leases, acquisition-related contingent consideration liabilities as further described in Note 7. Fair Value Measurements and a variety of other miscellaneous liabilities.

The determination of how liabilities will ultimately be settled or treated cannot be made until the Plan is confirmed by the Bankruptcy Court. Therefore, the amounts in the table above are preliminary and may be subject to future adjustments as a result of, among other things, the possibility or occurrence of certain Bankruptcy Court actions, further developments with respect to disputed claims, any rejection by us of executory contracts and/or any payments by us of amounts classified as Liabilities subject to compromise, which may be allowed in certain limited circumstances. Amounts are also subject to adjustments if we make changes to our assumptions or estimates related to claims as additional information becomes available to us including, without limitation, those related to the expected amounts of allowed claims, the value of any collateral securing claims and the secured status of claims. Such adjustments may be material. Additionally, as a result of our ongoing bankruptcy proceedings, we may sell or otherwise dispose of or liquidate assets or settle liabilities for amounts other than those reflected in the accompanying Consolidated Financial Statements. The possibility or occurrence of any such actions could materially impact the amounts and classifications of such assets and liabilities reported in our Consolidated Balance Sheets and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Certain expenses, gains and losses resulting from and recognized during our bankruptcy proceedings are now being recorded in Reorganization items, net in our Consolidated Statements of Operations. The following table sets forth, for the years ended December 31, 2023 and 2022, information about the amounts presented as Reorganization items, net in our Consolidated Statements of Operations (in thousands):

	2023	2022
Professional fees	$264,093	$113,781
Debt valuation adjustments	905,868	89,197

Total	$1,169,961	$202,978

During the years ended December 31, 2023 and 2022, our operating cash flows included net cash outflows of $261.3 million and $53.7 million, respectively, related to amounts classified or expected to be classified as Reorganization items, net, which primarily consisted of payments for professional fees.

Refer also to Note 15. Debt for information about the non-cash debt valuation adjustments reflected in Reorganization items, net, as well as how our bankruptcy proceedings and certain related developments have affected our debt service payments and how such payments are being reflected in our Consolidated Financial Statements.

Nasdaq Delisting

On August 17, 2022, we received a letter (the Notice) from The Nasdaq Stock Market LLC (Nasdaq) stating that, in accordance with Nasdaq Listing Rules 5101, 5110(b) and IM-5101-1, Nasdaq had determined that Endo’s ordinary shares would be delisted. In accordance with the Notice, trading of Endo’s ordinary shares was suspended at the opening of business on August 26, 2022. As a result, Endo’s ordinary shares began trading exclusively on the over-the-counter market on August 26, 2022. On the over-the-counter market, Endo’s ordinary shares, which previously traded on the Nasdaq Global Select Market under the symbol ENDP, began to trade under the symbol ENDPQ. On September 14, 2022, Nasdaq filed a Form 25-NSE with the SEC and Endo’s ordinary shares were subsequently delisted from the Nasdaq Global Select Market. On December 13, 2022, Endo’s ordinary shares were deregistered under Section 12(b) of the Exchange Act.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant Accounting Policies

Consolidation and Basis of Presentation. The Consolidated Financial Statements include the accounts of wholly-owned subsidiaries after the elimination of intercompany accounts and transactions.

Reclassifications. Certain prior period amounts have been reclassified to conform to the current period presentation.

Bankruptcy Accounting. Refer to Note 2. Bankruptcy Proceedings under the heading “Bankruptcy Accounting” for a discussion of accounting considerations related to our ongoing bankruptcy proceedings.

Use of Estimates. The preparation of our Consolidated Financial Statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts and disclosures in our Consolidated

Financial Statements, including the Notes thereto, and elsewhere in this report. For example, we are required to make significant estimates and assumptions related to revenue recognition, including sales deductions, long-lived assets, goodwill, other intangible assets, income taxes, contingencies, financial instruments, share-based compensation, estimated allowed claim amounts, liabilities subject to compromise and reorganization items, net, among others. Some of these estimates can be subjective and complex. Uncertainties related to the magnitude and duration of potential public health crises, like the recent COVID-19 pandemic, and epidemics, the extent to which it may impact our estimated future financial results, worldwide macroeconomic conditions including interest rates, employment rates, consumer spending and health insurance coverage, among others, have increased the complexity of developing these estimates, including the allowance for expected credit losses and the carrying amounts of long-lived assets, goodwill and other intangible assets. Additionally, as a result of our ongoing bankruptcy proceedings, we may sell or otherwise dispose of or liquidate assets or settle liabilities for amounts other than those reflected in the accompanying Consolidated Financial Statements. The possibility or occurrence of any such actions could materially impact the amounts and classifications of such assets and liabilities reported in our Consolidated Balance Sheets. Furthermore, our ongoing bankruptcy proceedings and our anticipated sale process in connection with the Plan have resulted in and are likely to continue to result in significant changes to our business, which could ultimately result in, among other things, asset impairment charges that may be material. Although we believe that our estimates and assumptions are reasonable, there may be other reasonable estimates or assumptions that differ significantly from ours. Further, our estimates and assumptions are based upon information available at the time they were made. Actual results may differ significantly from our estimates, including as a result of the uncertainties described in this report, those described in our other reports filed with the SEC or other uncertainties.

We regularly evaluate our estimates and assumptions using historical experience and other factors, including the economic environment. As future events and their effects cannot be determined with precision, our estimates and assumptions may prove to be incomplete or inaccurate, or unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions. Market conditions, such as illiquid credit markets, volatile equity markets, dramatic fluctuations in foreign currency rates and economic downturns, can increase the uncertainty already inherent in our estimates and assumptions. We also are subject to other risks and uncertainties that may cause actual results to differ from estimated amounts, such as changes in the healthcare environment, competition, litigation, legislation and regulations. We adjust our estimates and assumptions when facts and circumstances indicate the need for change. Those changes generally will be reflected in our Consolidated Financial Statements on a prospective basis.

Customer, Product and Supplier Concentration. We primarily sell our products to wholesalers, retail drug store chains, supermarket chains, mass merchandisers, distributors, mail order accounts, hospitals and/or government agencies. Our wholesalers and/or distributors purchase products from us and, in turn, supply products to retail drug store chains, independent pharmacies, hospitals, long-term care facilities, clinics, home infusion pharmacies, government facilities and MCOs. Net revenues from direct customers that accounted for 10% or more of our total consolidated net revenues during the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
Cencora, Inc. (1)	29%	35%	36%
McKesson Corporation	25%	26%	32%
Cardinal Health, Inc.	17%	20%	22%
CVS Health Corporation (1)	16%	4%	—%

(1)	During the second quarter of 2022, CVS Health Corporation finalized the acquisition of US Bioservices from Cencora, Inc. (known as AmerisourceBergen Corporation at the time).

Net revenues from these customers are generally included within each of our segments.

XIAFLEX® accounted for 24%, 19% and 14% of our 2023, 2022 and 2021 net revenues, respectively. Varenicline tablets (our generic version of Pfizer Inc.’s Chantix®) accounted for 13% of our 2022 net revenues. VASOSTRICT® accounted for 11% and 30% of our 2022 and 2021 net revenues, respectively. No other products accounted for 10% or more of our net revenues during any of the years ended December 31, 2023, 2022 and 2021.

We have agreements with certain third parties for the manufacture, supply and processing of certain of our existing pharmaceutical products. See Note 16. Commitments and Contingencies for information on any material manufacturing, supply and other service agreements.

We are subject to risks and uncertainties associated with these concentrations that could have a material adverse effect on our business, financial condition, results of operations and cash flows in future periods, including in the near term.

Revenue Recognition and Sales Deductions. With respect to contracts with commercial substance that establish payment terms and each party’s rights regarding goods or services to be transferred, we recognize revenue when (or as) we satisfy our performance obligations for such contracts by transferring control of the underlying promised goods or services to our customers, to the extent collection of substantially all of the related consideration is probable. The amount of revenue we recognize reflects our estimate of the consideration we expect to be entitled to receive, subject to certain constraints, in exchange for such goods or services. This amount is referred to as the transaction price.

Our revenue consists almost entirely of sales of our products to customers, whereby we ship products to a customer pursuant to a purchase order. For contracts such as these, revenue is recognized when our contractual performance obligations have been fulfilled and control has been transferred to the customer pursuant to the contract’s terms, which is generally upon delivery to the customer. The amount of revenue we recognize is equal to the fixed amount of the transaction price, adjusted for our estimates of a number of significant variable components including, but not limited to, estimates for chargebacks, rebates, sales incentives and allowances, DSA and other fees for services, returns and allowances, which we collectively refer to as sales deductions.

The Company utilizes the expected value method when estimating the amount of variable consideration to include in the transaction price with respect to each of the foregoing variable components and the most likely amount method when estimating the amount of variable consideration to include in the transaction price with respect to future potential milestone payments that do not qualify for the sales- and usage-based royalty exception. Variable consideration is included in the transaction price only to the extent it is probable that a significant revenue reversal will not occur when the uncertainty associated with the variable consideration is resolved. Payment terms for these types of contracts generally fall within 30 to 120 days of invoicing.

At December 31, 2023 and 2022, our reserves for sales deductions totaled $434.0 million and $600.2 million, respectively. These amounts relate primarily to our estimates of unsettled obligations for returns and allowances, rebates and chargebacks. The most significant sales deduction reserves relate to returns, wholesaler chargebacks and rebates for the Sterile Injectables and Generic Pharmaceuticals segments. Our estimates are based on factors such as our direct and indirect customers’ buying patterns and the estimated resulting contractual deduction rates, historical experience, specific known market events and estimated future trends, current contractual and statutory requirements, industry data, estimated customer inventory levels, current contract sales terms with our direct and indirect customers and other competitive factors. Significant judgment and estimation is required in developing the foregoing and other relevant assumptions. The most significant sales deductions are further described below.

Returns and Allowances—Consistent with industry practice, we maintain a return policy that allows our customers to return products within a specified period of time both subsequent to and, in certain cases, prior to the products’ expiration dates. Our return policy generally allows customers to receive credit for expired products within six months prior to expiration and within between six months and one year after expiration. Our provision for returns and allowances consists of our estimates for future product returns, pricing adjustments and delivery errors.

Rebates—Our provision for rebates, sales incentives and other allowances can generally be categorized into the following four types:

•	direct rebates;

•	indirect rebates;

•	governmental rebates, including those for Medicaid, Medicare and TRICARE, among others; and

•	managed-care rebates.

We establish contracts with wholesalers, chain stores and indirect customers that provide for rebates, sales incentives, DSA fees and other allowances. Some customers receive rebates upon attaining established sales volumes. Direct rebates are generally rebates paid to direct purchasing customers based on a percentage applied to a direct customer’s purchases from us, including fees paid to wholesalers under our DSAs, as described above. Indirect rebates are rebates paid to indirect customers that have purchased our products from a wholesaler or distributor under a contract with us.

We are subject to rebates on sales made under governmental and managed-care pricing programs based on relevant statutes with respect to governmental pricing programs and contractual sales terms with respect to managed-care providers and GPOs. For example, we are required to provide a discount on certain of our products to patients who fall within the Medicare Part D coverage gap, also referred to as the donut hole.

We participate in various federal and state government-managed programs whereby discounts and rebates are provided to participating government entities. For example, Medicaid rebates are amounts owed based upon contractual agreements or legal requirements with public sector (Medicaid) benefit providers after the final dispensing of the product by a pharmacy to a benefit plan participant.

Chargebacks—We market and sell products to both: (i) direct customers including wholesalers, distributors, warehousing pharmacy chains and other direct purchasing entities and (ii) indirect customers including independent pharmacies, non-warehousing chains, MCOs, GPOs, hospitals and other healthcare institutions and government entities. We enter into agreements with certain of our indirect customers to establish contract pricing for certain products. These indirect customers then independently select a wholesaler from which to purchase the products at these contracted prices. Alternatively, we may pre-authorize wholesalers to offer specified contract pricing to other indirect customers. Under either arrangement, we provide credit to the wholesaler for any difference between the contracted price with the indirect customer and the wholesaler’s invoice price. Such credit is called a chargeback.

Contract Assets and Contract Liabilities. Contract assets represent our right to consideration in exchange for goods or services that we have transferred when that right is conditioned on something other than the passage of time. We record income and a corresponding contract asset when we fulfill a contractual performance obligation, but must also fulfill one or more additional performance obligations before being entitled to payment. Once our right to consideration becomes unconditional, the contract asset amount is reclassified as Accounts receivable.

Contract liabilities represent our obligation to transfer goods or services to a customer. We record a contract liability generally upon receipt of consideration in advance of fulfilling one or more of our contractual performance obligations. Upon completing each performance obligation, the corresponding contract liability amount is reversed and income is recognized.

Contract assets and liabilities related to rights and obligations arising from a single contract, or a series of contracts combined and accounted for as a single contract, are generally presented on a net basis. Contract assets and liabilities are further described in Note 13. Contract Assets and Liabilities.

Acquisitions. We evaluate acquisitions of assets and other similar transactions to assess whether or not the transaction should be accounted for as a business combination or asset acquisition by first applying a screen test to determine whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If so, the transaction is accounted for as an asset acquisition. If not, further determination is required as to whether or not we have acquired inputs and processes that have the ability to create outputs, which would meet the definition of a business. Significant judgment is required in the application of the screen test to determine whether an acquisition is a business combination or an acquisition of assets.

Acquisitions meeting the definition of business combinations are accounted for using the acquisition method of accounting, which requires that the purchase price be allocated to the net assets acquired at their respective fair values. In a business combination, any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

For asset acquisitions, a cost accumulation model is used to determine the cost of an asset acquisition. Direct transaction costs are recognized as part of the cost of an asset acquisition. We also evaluate which elements of a transaction should be accounted for as a part of an asset acquisition and which should be accounted for separately. The cost of an asset acquisition, including transaction costs, is allocated to identifiable assets acquired and liabilities assumed based on a relative fair value basis. Goodwill is not recognized in an asset acquisition. Any difference between the cost of an asset acquisition and the fair value of the net assets acquired is allocated to the non-monetary identifiable assets based on their relative fair values.

The accounting for costs associated with acquiring in-process research and development assets, including contractual upfront and milestone payments to third parties, is further discussed below.

R&D. Expenditures for R&D are expensed as incurred and included as Research and development in the Consolidated Statements of Operations. Such expenses include, among other things, the costs of discovery research, preclinical development, early- and late-clinical development and drug formulation, clinical trials, materials and medical support of marketed products. R&D spending also includes enterprise-wide costs which support our overall R&D infrastructure. Property, plant and equipment that are acquired or constructed for R&D activities and that have alternate future uses are capitalized and depreciated over their estimated useful lives on a straight-line basis. The accounting for costs associated with acquiring in-process research and development assets, including contractual upfront and milestone payments to third parties, is further discussed below.

Cash and Cash Equivalents. The Company considers all highly liquid money market instruments with an original maturities of three months or less when purchased to be cash equivalents. At December 31, 2023 and 2022, cash equivalents were deposited in financial institutions and consisted almost entirely of immediately available fund balances. The Company maintains its cash deposits and cash equivalents with financial institutions it believes to be well-known and stable.

Restricted Cash and Cash Equivalents. Cash and cash equivalents that are restricted as to withdrawal or use under the terms of certain contractual agreements are excluded from Cash and cash equivalents in the Consolidated Balance Sheets. For additional information see Note 7. Fair Value Measurements.

Accounts Receivable. Our accounts receivable balance is stated at amortized cost less an allowance determined using the expected credit loss model. In addition, our accounts receivable balance is reduced by certain sales deduction reserves where we have the right of offset with the customer. We generally do not require collateral.

Concentrations of Credit Risk and Credit Losses. Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash equivalents, restricted cash equivalents and accounts receivable. From time to time, we invest our excess cash in high-quality, liquid money market instruments maintained by major banks and financial institutions. We have not experienced any losses on our cash equivalents.

With respect to our accounts receivable, we have no history of significant losses. Approximately 81% and 83% of our gross trade accounts receivable balances represent amounts due from three customers (Cardinal Health, Inc., McKesson Corporation and Cencora, Inc.) at December 31, 2023 and December 31, 2022, respectively. We perform ongoing credit evaluations of these and our other customers based on information available to us. We consider these and other factors, including changes in the composition and aging of our accounts receivable, in developing our allowance for expected credit losses. The estimated allowance was not material to the Company’s Consolidated Financial Statements at December 31, 2023 or December 31, 2022, nor were the changes to the allowance during any of the periods presented.

We do not currently expect our current or future exposures to credit losses to have a significant impact on us. However, our customers’ ability to pay us on a timely basis, or at all, could be affected by factors specific to their respective businesses and/or by economic conditions, the extent of which cannot be fully predicted.

Inventories. Inventories consist of raw materials, work-in-process and finished goods. Inventory that is in excess of the amount expected to be sold within one year is classified as long-term inventory and is recorded in Other assets in the Consolidated Balance Sheets. The Company capitalizes inventory costs associated with certain products prior to regulatory approval and product launch when it is reasonably certain, based on management’s judgment of future commercial use and net realizable value, that the pre-launch inventories will be saleable. The determination to capitalize is made on a product-by-product basis. The Company could be required to write down previously capitalized costs related to pre-launch inventories upon a change in such judgment, a denial or delay of approval by regulatory bodies, a delay in commercialization or other potential factors. Our inventories are stated at the lower of cost or net realizable value.

Cost is determined by the first-in, first-out method. It includes materials, direct labor and an allocation of overhead, but excludes certain period charges and unallocated overheads that are charged to expense in the period in which they are incurred. Unallocated overheads can occur as a consequence of abnormally low production or idle facilities.

Net realizable value is determined by the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. When necessary, we write-down inventories to net realizable value based on forecasted demand and market and regulatory conditions, which may differ from actual results.

Property, Plant and Equipment. Property, plant and equipment is generally stated at cost less accumulated depreciation. Major improvements are capitalized, while routine maintenance and repairs are expensed as incurred. Costs incurred during the construction or development of property, plant and equipment are capitalized as assets under construction. Once an asset has been placed into service, depreciation expense is taken on a straight-line basis over the estimated useful life of the related assets or, in the case of leasehold improvements and finance lease assets, over the shorter of the estimated useful life and the lease term. As of December 31, 2023, the useful lives of our property, plant and equipment range from 1 year to up to 30 years for buildings, 15 years for machinery and equipment, 10 years for computer equipment and software and 10 years for furniture and fixtures. Depreciation expense is not recorded on assets held for sale. Gains and losses on disposals are included in Other income, net in the Consolidated Statements of Operations. As further described below under the heading “Long-Lived Asset Impairment Testing,” our property plant and equipment assets are also subject to impairment reviews.

Computer Software. The Company capitalizes certain costs incurred in connection with obtaining or developing internal-use software, including external direct costs of material and services, and payroll costs for employees directly involved with the software development. Capitalized software costs are included in Property, plant and equipment, net in the Consolidated Balance Sheets and depreciated beginning when the software project is substantially complete and the asset is ready for its intended use. Costs incurred during the preliminary project stage and post-implementation stage, as well as maintenance and training costs, are expensed as incurred.

Lease Accounting. Whenever the Company enters into a new arrangement, it must determine, at the inception date, whether the arrangement is or contains a lease. This determination generally depends on whether the arrangement conveys to the Company the right to control the use of an explicitly or implicitly identified asset for a period of time in exchange for consideration. Control of an underlying asset is conveyed to the Company if the Company obtains the rights to direct the use of and to obtain substantially all of the economic benefits from using the underlying asset.

If a lease exists, the Company must then determine the separate lease and nonlease components of the arrangement. Each right to use an underlying asset conveyed by a lease arrangement should generally be considered a separate lease component if it both: (i) can benefit the Company without depending on other resources not readily available to the Company and (ii) does not significantly affect and is not significantly affected by other rights of use conveyed by the lease. Aspects of a lease arrangement that transfer other goods or services to the Company but do not meet the definition of lease components are considered nonlease components. The consideration owed by the Company pursuant to a lease arrangement is generally allocated to each lease and nonlease component for accounting purposes. However, the Company has elected, for all of its leases, to not separate lease and nonlease components. Each lease component is accounted for separately from other lease components, but together with the associated nonlease components.

For each lease, the Company must then determine the lease term, the present value of lease payments and the classification of the lease as either an operating or finance lease.

The lease term is the period of the lease not cancellable by the Company, together with periods covered by: (i) renewal options the Company is reasonably certain to exercise; (ii) termination options the Company is reasonably certain not to exercise; and (iii) renewal or termination options that are controlled by the lessor.

The present value of lease payments is calculated based on:

•

Lease payments—Lease payments include fixed and certain variable payments, less lease incentives, together with amounts probable of being owed by the Company under residual value guarantees and, if reasonably certain of being paid, the cost of certain renewal options and early termination penalties set forth in the lease arrangement. Lease payments exclude consideration that is not related to the transfer of goods and services to the Company.

•

Discount rate—The discount rate must be determined based on information available to the Company upon the commencement of a lease. Lessees are required to use the rate implicit in the lease whenever such rate is readily available; however, as the implicit rate in the Company’s leases is generally not readily determinable, the Company generally uses the hypothetical incremental borrowing rate it would have to pay to borrow an amount equal to the lease payments, on a collateralized basis, over a timeframe similar to the lease term.

In making the determination of whether a lease is an operating lease or a finance lease, the Company considers the lease term in relation to the economic life of the leased asset, the present value of lease payments in relation to the fair value of the leased asset and certain other factors, including the lessee’s and lessor’s rights, obligations and economic incentives over the term of the lease.

Generally, upon the commencement of a lease, the Company will record a lease liability and a right-of-use asset. However, the Company has elected, for all underlying assets with initial lease terms of twelve months or less (known as short-term leases), to not recognize a lease liability or right-of-use asset. Lease liabilities are initially recorded at lease commencement as the present value of future lease payments. Right-of-use assets are initially recorded at lease commencement as the initial amount of the lease liability, together with the following, if applicable: (i) initial direct costs incurred by the lessee and (ii) lease payments made by the lessor, net of lease incentives received, prior to lease commencement.

Over the lease term, the Company generally increases its lease liabilities using the effective interest method and decreases its lease liabilities for lease payments made. For finance leases, amortization expense and interest expense are recognized separately in the Consolidated Statements of Operations, with amortization expense generally recorded on a straight-line basis over the lease term and interest expense recorded using the effective interest method. For operating leases, a single lease cost is generally recognized in the Consolidated Statements of Operations on a straight-line basis over the lease term unless an impairment has been recorded with respect to a leased asset. Lease costs for short-term leases not recognized in the Consolidated Balance Sheets are recognized in the Consolidated Statements of Operations on a straight-line basis over the lease term. Variable lease costs not initially included in the lease liability and right-of-use asset impairment charges are expensed as incurred. Right-of-use assets are assessed for impairment, similar to other long-lived assets.

Cloud Computing Arrangements. The Company may from time to time incur costs in connection with hosting arrangements that are service contracts. The Company capitalizes any such implementation costs, expenses them over the terms of the respective hosting arrangements and subjects them to impairment testing consistent with other long-lived assets.

Finite-Lived Intangible Assets. Our finite-lived intangible assets consist of license rights and developed technology. Upon acquisition, intangible assets are generally initially recorded at fair value if acquired in a business combination, or at cost if otherwise. There are several methods that can be used to determine fair value. For intangible assets, we typically use an income approach. This approach starts with our forecast of all of the expected future net cash flows. Revenues are estimated based on relevant market size and growth factors, expected industry trends, individual project life cycles and, if applicable, the life of any estimated period of marketing exclusivity, such as that granted by a patent. The pricing, margins and expense levels of similar products are considered if available. For certain licensed assets, our estimates of future cash flows consider periods covered by renewal options to the extent we have the intent and ability, at the date of the estimate, to renew the underlying license agreements. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams.

To the extent an intangible asset is deemed to have a finite life and to be held and used, it is amortized over its estimated useful life using either the straight-line method or, in the case of certain developed technology assets, an accelerated amortization model. The values of these various assets are subject to continuing scientific, medical and marketplace uncertainty. Factors giving rise to our initial estimate of useful lives are subject to change. Significant changes to any of these factors may result in adjustments to the useful life of the asset and an acceleration of related amortization expense, which could cause our net income and net income per share to decrease. Amortization expense is not recorded on assets held for sale.

As further described under the heading “Long-Lived Asset Impairment Testing,” our finite-lived intangible assets are also subject to impairment reviews.

Developed Technology. Our developed technology assets subject to amortization have useful lives ranging from 6 years to 16 years, with a weighted average useful life of approximately 12 years. We determine amortization periods and methods of amortization for developed technology assets based on our assessment of various factors impacting estimated useful lives and the timing and extent of estimated cash flows of the acquired assets, including the strength of the intellectual property protection of the product (if applicable), contractual terms and various other competitive and regulatory issues.

License Rights. Our license rights subject to amortization have useful lives ranging from 7 years to 15 years, with a weighted average useful life of approximately 14 years. We determine amortization periods for licenses based on our assessment of various factors including the expected launch date of the product, the strength of the intellectual property protection of the product (if applicable), contractual terms and various other competitive, developmental and regulatory issues.

Long-Lived Asset Impairment Testing. Long-lived assets, including property, plant and equipment and finite-lived intangible assets, are assessed for impairment whenever events or changes in circumstances indicate the assets may not be recoverable. Recoverability of an asset that will continue to be used in our operations is measured by comparing the carrying amount of the asset to the forecasted undiscounted future cash flows related to the asset. In the event the carrying amount of the asset exceeds its undiscounted future cash flows and the carrying amount is not considered recoverable, impairment may exist. An impairment loss, if any, is measured as the excess of the asset’s carrying amount over its fair value, generally based on a discounted future cash flow method, independent appraisals or offers from prospective buyers. An impairment loss would be recognized in the Consolidated Statements of Operations in the period that the impairment occurs.

In the case of long-lived assets to be disposed of by sale or otherwise, including assets held for sale, the assets and the associated liabilities to be disposed of together as a group in a single transaction (the disposal group) are measured at the lower of their carrying amount or fair value less cost to sell. Prior to disposal, losses are recognized for any initial or subsequent write-down to fair value less cost to sell, while gains are recognized for any subsequent increase in fair value less cost to sell, but not in excess of any cumulative losses previously recognized. Any gains or losses not previously recognized that result from the sale of a disposal group shall be recognized at the date of sale.

Acquired in-Process Research and Development Assets. Acquired in-process research and development charges are generally recognized in periods in which in-process research and development assets (with no alternative future use in other research and development projects) are acquired from third parties in connection with an asset acquisition, or when costs are incurred (up to the point of regulatory approval) for upfront or milestone payments to third parties associated with in-process research and development. Otherwise, acquired in-process research and development assets are generally recognized as indefinite-lived intangible assets. Such assets are generally initially recorded at fair value if acquired in a business combination, or at cost if otherwise. Any indefinite-lived intangible assets are not subject to amortization. Instead, they are tested for impairment annually, as of October 1, and when events or changes in circumstances indicate that the asset might be impaired. If the fair value of the intangible assets is less than its carrying amount, an impairment loss is recognized for the difference. Assets that receive regulatory approval are reclassified and accounted for as finite-lived intangible assets.

Goodwill. While amortization expense is not recorded on goodwill, goodwill is subject to impairment reviews. An impairment assessment is conducted as of October 1, or more frequently whenever events or changes in circumstances indicate that the asset might be impaired.

We perform the goodwill impairment test by estimating the fair value of the reporting units using an income approach that utilizes a discounted cash flow model or, where appropriate, a market approach. Any goodwill impairment charge we recognize for a reporting unit is equal to the lesser of: (i) the total goodwill allocated to that reporting unit and (ii) the amount by which that reporting unit’s carrying amount exceeds its fair value.

Contingencies. The Company is subject to various patent challenges, product liability claims, government investigations and other legal proceedings in the ordinary course of business. Contingent accruals and legal settlements are recorded in the Consolidated Statements of Operations as Litigation-related and other contingencies, net (or as Discontinued operations, net of tax in the case of vaginal mesh matters) when the Company determines that a loss is both probable and reasonably estimable. Legal fees and other expenses related to litigation are expensed as incurred and are generally included in Selling, general and administrative expenses in the Consolidated Statements of Operations (or as Discontinued operations, net of tax in the case of vaginal mesh matters).

Due to the fact that legal proceedings and other contingencies are inherently unpredictable, our estimates of the probability and amount of any such liabilities involve significant judgment regarding future events.

The Company records receivables from its insurance carriers only when the realization of the potential claim for recovery is considered probable.

Contingent Consideration. Certain of the Company’s acquisitions involve the potential for future payment of consideration that is contingent upon the occurrence of a future event, such as: (i) the achievement of specified regulatory, operational and/or commercial milestones or (ii) royalty payments, such as those relating to future product sales. Contingent consideration liabilities related to an asset acquisition are initially recorded when considered probable and reasonably estimable, which may occur subsequent to the acquisition date. Subsequent changes in the recorded amounts are generally recorded as adjustments to the cost of the acquired assets. Contingent consideration liabilities related to a business combination are initially recorded at fair value on the acquisition date using unobservable inputs. These inputs include the estimated amount and timing of projected cash flows, the probability of success (achievement of the contingent event) and the risk-adjusted discount rate used to present value the probability-weighted cash flows. Subsequent to the acquisition date, at each reporting period, the Company remeasures its contingent consideration liabilities to their current estimated fair values, with changes recorded in earnings. Changes to any of the inputs used in determining fair value may result in fair value adjustments that differ significantly from the actual remeasurement adjustments recognized.

Share Repurchases. The Company accounts for the repurchase of ordinary shares, if any, at par value. Under applicable Irish law, ordinary shares repurchased are retired and not displayed separately as treasury stock. Upon retirement of the ordinary shares, the Company records the difference between the weighted average cost of such ordinary shares and the par value of the ordinary shares as an adjustment to Accumulated deficit in the Consolidated Balance Sheets.

Advertising Costs. Advertising costs are expensed as incurred and included in Selling, general and administrative expenses in the Consolidated Statements of Operations. Advertising costs amounted to $98.2 million, $130.4 million and $136.8 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Cost of Revenues. Cost of revenues includes all costs directly related to bringing both purchased and manufactured products to their final selling destination. Amounts include purchasing and receiving costs, direct and indirect costs to manufacture products including direct materials, direct labor and direct overhead expenses necessary to acquire and convert purchased materials and supplies into finished goods, royalties paid or owed by Endo on certain in-licensed products, inspection costs, depreciation of certain property, plant and equipment, amortization of intangible assets, lease costs, warehousing costs, freight charges, costs to operate our equipment and other shipping and handling costs, among others.

Restructuring. Restructuring charges related to nonretirement postemployment benefits that fall under Accounting Standards Codification Topic 712, Compensation—Nonretirement Postemployment Benefits are recognized when the severance liability is determined to be probable of being paid and reasonably estimable. One-time benefits related to restructurings, if any, are recognized in accordance with Accounting Standards Codification Topic 420, Exit or Disposal Cost Obligations when the programs are approved, the affected employees are identified, the terms of the arrangement are established, it is determined changes to the plan are unlikely to occur and the arrangements are communicated to employees. Other restructuring costs are generally expensed as incurred.

Share-Based Compensation. From time to time, the Company granted share-based compensation awards to certain employees and non-employee directors. Generally, the grant-date fair value of each award was recognized as expense over the requisite service period. However, expense recognition differed in the case of certain performance share units (PSUs) where the ultimate payout was performance-based. For these awards, at each reporting period, the Company generally estimated the ultimate payout and adjusted the cumulative expense based on its estimate and the percent of the requisite service period that elapsed. Share-based compensation expense was reduced for estimated future forfeitures. These estimates were revised in future periods if actual forfeitures differed from the estimates. Changes in forfeiture estimates impacted compensation expense in the period in which the change in estimate occurs. New ordinary shares are generally issued upon the exercise of stock options or vesting of stock awards by employees and non-employee directors. Refer to Note 19. Share-based Compensation for additional discussion.

Foreign Currency. The Company operates in various jurisdictions both inside and outside of the U.S. While the Company’s reporting currency is the U.S. dollar, the Company has concluded that certain of its distinct and separable operations have functional currencies other than the U.S. dollar. Further, certain of the Company’s operations hold assets and liabilities and recognize income and expenses denominated in various local currencies, which may differ from their functional currencies.

Assets and liabilities are first remeasured from local currency to functional currency, generally using end-of-period exchange rates. Foreign currency income and expenses are generally remeasured using average exchange rates in effect during the year. In the case of nonmonetary assets and liabilities such as inventories, prepaid expenses, property, plant and equipment, goodwill and other intangible assets, and related income statement amounts, such as depreciation expense, historical exchange rates are used for remeasurement. The net effect of remeasurement is included in Other income, net in the Consolidated Statements of Operations.

As part of the Company’s consolidation process, assets and liabilities of entities with functional currencies other than the U.S. dollar are translated into U.S. dollars at end-of-period exchange rates. Income and expenses are translated using average exchange rates in effect during the year. The net effect of translation, as well as any foreign currency gains or losses on intercompany transactions considered to be of a long-term investment nature, are recognized as foreign currency translation, a component of Other comprehensive income (loss). Upon the sale or liquidation of an investment in a foreign operation, the Company records a reclassification adjustment out of Other comprehensive income (loss) for the corresponding accumulated amount of foreign currency translation gain or loss.

Income Taxes. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including projected future taxable income, tax-planning strategies and results of recent operations. In the event that the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income tax.

The Company records unrecognized income tax positions (UTPs) on the basis of a two-step process whereby the Company first determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and then measures those tax positions that meet the more-likely-than-not recognition threshold. The Company recognizes the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement with the tax authority. The Company generally recognizes changes in UTPs, interest and penalties in the Income tax expense line in the Consolidated Statements of Operations. Refer to Note 21. Income Taxes for information about the classification of liabilities related to UTPs, including interest and penalties, in the Consolidated Balance Sheets.

Comprehensive Income. Comprehensive income or loss includes all changes in equity during a period except those that resulted from investments by or distributions to a company’s shareholders. Other comprehensive income or loss refers to revenues, expenses, gains and losses that are included in comprehensive income, but excluded from net income as these amounts are recorded directly as an adjustment to shareholders’ equity.

Government Assistance Transactions. We are party to the U.S. Government Cooperative Agreement (as defined and discussed in more detail below). Under the terms of the U.S. Government Cooperative Agreement, our Rochester facility will establish new sterile fill-finish manufacturing assets capable of processing liquid or lyophilized products requiring Biosafety Level (BSL) 2 containment in order to establish and sustain BSL 2 sterile fill-finish production capacity to create and maintain industrial base capabilities for the national defense.

The Company has concluded that reimbursements it receives pursuant to the U.S. Government Cooperative Agreement, which are further described below, are not within the scope of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (ASC 606) because the U.S. government does not meet the definition of a “customer” as defined by ASC 606. We are instead accounting for the U.S. Government Cooperative Agreement under other guidance including, for elements of the contract for which there is no authoritative guidance under U.S. GAAP, by applying the relevant accounting principles contained in International Accounting Standards (IAS) 20—Accounting for Government Grants and Disclosure of Government Assistance by analogy.

Under this model, reimbursements we receive from the U.S. government for qualifying capital expenditures meet the definition of grants related to assets as the primary purpose for the reimbursements is to fund the purchase and construction of capital assets to increase production capacity. Under IAS 20, government grants related to assets are presented in the Consolidated Balance Sheets either by presenting the grant as deferred income or by deducting the grant in arriving at the carrying amount of the asset. Either of these two methods of presentation of grants related to assets in the Consolidated Balance Sheets are regarded as acceptable alternatives under IAS 20. Reimbursements received prior to the asset being placed into service are recognized as deferred income in the Consolidated Balance Sheets as either Accounts payable and accrued expenses (for any current portion) or Other liabilities (for any noncurrent portion) when there is reasonable assurance the conditions of the grant will be met and the grant will be received. When the constructed capital assets are placed into service we deduct the grant reimbursement from Property, plant and equipment and the grant income is recognized over the useful life of the asset as a reduction to depreciation expense.

Refer to Note 16. Commitments and Contingencies for additional discussion of this agreement.

Recent Accounting Pronouncements

Recent Accounting Pronouncements Not Yet Adopted at December 31, 2023

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07) to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 14, 2024, on a retrospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standards update on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvement to Income Tax Disclosures (ASU 2023-09) to enhance the transparency and decision usefulness of income tax disclosures, primarily related to standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standards update on its consolidated financial statements and related disclosures.

NOTE 4. DISCONTINUED OPERATIONS AND ASSET SALES

Astora

The operating results of the Company’s Astora business, which the Board resolved to wind down in 2016, are reported as Discontinued operations, net of tax in the Consolidated Statements of Operations for all periods presented. The following table provides the operating results of Astora Discontinued operations, net of tax, for the years ended December 31, 2023, 2022 and 2021 (in thousands):

	2023	2022	2021
Litigation-related and other contingencies, net	$495	$—	$25,000
Loss from discontinued operations before income taxes	$(2,329)	$(15,543)	$(49,594)
Income tax benefit	$(308)	$(2,056)	$(5,430)
Discontinued operations, net of tax	$(2,021)	$(13,487)	$(44,164)

Loss from discontinued operations before income taxes includes Litigation-related and other contingencies, net, mesh-related legal defense costs and certain other items.

The cash flows from discontinued operating activities related to Astora included the impact of net losses of $2.0 million, $13.5 million and $44.2 million for the years ended December 31, 2023, 2022 and 2021, respectively, and the impact of cash activity related to vaginal mesh cases. During the periods presented above, there were no material net cash flows related to Astora discontinued investing activities and there was no depreciation or amortization expense related to Astora.

Refer to Note 16. Commitments and Contingencies for amounts and additional information relating to vaginal mesh-related matters.

Certain Assets and Liabilities of Endo’s Retail Generics Business

In November 2020, we announced the initiation of several strategic actions to further optimize the Company’s operations and increase overall efficiency (the 2020 Restructuring Initiative), which are further discussed in Note 5. Restructuring. These actions include an initiative to exit certain of our manufacturing and other sites to optimize our retail generics business cost structure.

Certain of these sites and certain corresponding assets and liabilities were sold in 2021. The assets sold included certain of our manufacturing facilities and related fixed assets in Chestnut Ridge, New York and Irvine, California, as well as certain U.S. retail generics products and certain related product inventory. As a result of these sales, we became entitled to aggregate cash consideration of approximately $25.6 million, substantially all of which was received by December 31, 2021, as well as certain non-cash consideration of approximately $5.8 million. In connection with these sales, we recognized the following amounts in 2021: (i) a pre-tax disposal loss of $42.2 million to write down the carrying amount of the disposal group to fair value, less cost to sell, which we recorded in Asset impairment charges in the Consolidated Statements of Operations, and (ii) a pre-tax net reversal of $25.4 million of expense, primarily related to avoided severance costs for employees that transitioned to the purchasers in connection with these 2021 sales.

In 2022, we entered into a definitive agreement to sell certain additional assets located in Chestnut Ridge, New York to Ram Ridge Partners BH LLC. The assets primarily consisted of property, plant and equipment. In October 2022, the Bankruptcy Court approved the sale of the assets. The sale closed during the fourth quarter of 2022. As a result of this sale, we became entitled to aggregate cash consideration of approximately $18.5 million, substantially all of which was received by December 31, 2022. In connection with this sale, we recognized a pre-tax disposal gain of approximately $8.4 million in 2022, which we recorded in Other income, net in the Consolidated Statements of Operations.

The assets described in this section, which primarily related to the Company’s Generic Pharmaceuticals segment, did not meet the requirements for treatment as a discontinued operation. The amounts described in this section that were recognized in our Consolidated Statements of Operations are included in the quantitative disclosures of the 2020 Restructuring Initiative included in Note 5. Restructuring.

NOTE 5. RESTRUCTURING

2020 Restructuring Initiative

As noted above, in November 2020, the Company announced the initiation of several strategic actions to optimize the Company’s operations and increase overall efficiency. These actions were initiated with the expectation of, among other things, generating significant cost savings to be reinvested, among other things, to support the Company’s key strategic priority to expand and enhance its product portfolio. These actions included the following:

•	Optimizing the Company’s retail generics business cost structure by exiting manufacturing and other sites in Irvine, California; Chestnut Ridge, New York and India.

•	Improving operating flexibility and reducing general and administrative costs by transferring certain transaction processing activities to third-party global business process service providers.

•

Increasing organizational effectiveness by further integrating the Company’s commercial, operations and research and development functions, respectively, to support the Company’s key strategic priorities.

As a result of the 2020 Restructuring Initiative, the Company’s global workforce was reduced by approximately 300 net full-time positions. Future costs associated with the 2020 Restructuring Initiative are not expected to be material.

There have been no material charges or cash payments associated with the 2020 Restructuring Initiative in 2023.

The following pre-tax net amounts related to the 2020 Restructuring Initiative are included in the Company’s Consolidated Statements of Operations during the years ended December 31, 2022 and 2021 (in thousands):

	2022	2021
Net restructuring charges (charge reversals) related to:
Accelerated depreciation	$3,773	$24,718
Asset impairments	—	42,155
Inventory adjustments	1,494	6,968
Employee separation, continuity and other benefit-related costs	1,216	(7,384)
Certain other restructuring costs	795	2,012

Total	$7,278	$68,469

These pre-tax net amounts were primarily attributable to our Generic Pharmaceuticals segment, which incurred $5.4 million and $49.9 million of pre-tax net charges during the years ended December 31, 2022 and 2021, respectively. The remaining amounts related to our other segments and certain corporate unallocated costs.

As of December 31, 2022, cumulative amounts incurred to date included charges related to accelerated depreciation of $51.0 million, asset impairments related to certain identifiable intangible assets, operating lease assets and disposal groups totaling $49.5 million, inventory adjustments of $11.6 million, employee separation, continuity and other benefit-related costs, net of $53.9 million and certain other restructuring costs of $3.5 million. Of these amounts, $134.3 million was attributable to the Generic Pharmaceuticals segment, with the remaining amounts relating to our other segments and certain corporate unallocated costs.

The following pre-tax net amounts related to the 2020 Restructuring Initiative are included in the Company’s Consolidated Statements of Operations during the years ended December 31, 2022 and 2021 (in thousands):

	2022	2021
Net restructuring charges (charge reversals) related to:
Cost of revenues	$3,966	$6,244
Selling, general and administrative	208	20,788
Research and development	3,104	1,367
Asset impairment charges	—	42,155
Other income, net	—	(2,085)

Total	$7,278	$68,469

In addition to the pre-tax net amounts summarized above, as part of the 2020 Restructuring Initiative, we recognized a pre-tax disposal gain of approximately $8.4 million during the fourth quarter of 2022 as a result of the Chestnut Ridge, New York sale transaction, which is further described in Note 4. Discontinued Operations and Asset Sales. The assets sold primarily related to our Generic Pharmaceuticals segment.

Changes to the liability for the 2020 Restructuring Initiative during the years ended December 31, 2023, 2022 and 2021 were as follows (in thousands):

	Employee Separation, Continuity and Other Benefit- Related Costs	Certain Other Restructuring Costs	Total
Liability balance as of December 31, 2020	$58,338	$664	$59,002
Net (charge reversals) charges	(7,384)	3,711	(3,673)
Cash payments	(39,975)	(4,170)	(44,145)

Liability balance as of December 31, 2021	$10,979	$205	$11,184

Net charges	1,216	796	2,012
Cash payments	(11,926)	(1,001)	(12,927)

Liability balance as of December 31, 2022	$269	$—	$269

Net (charge reversals) charges	(198)	—	(198)
Cash payments	(71)	—	(71)

Liability balance as of December 31, 2023	$—	$—	$—

2022 Restructuring Initiative

In April 2022, the Company communicated the initiation of actions to streamline and simplify certain functions, including its commercial organization, to increase its overall organizational effectiveness and better align with current and future needs. In December 2022, the Company announced it would be taking certain additional actions to cease the production and sale of QWO® in light of market concerns about the extent and variability of bruising following initial treatment as well as the potential for prolonged skin discoloration. These actions, which are collectively referred to herein as the 2022 Restructuring Initiative, were initiated with the expectation of, among other things, generating cost savings, with a portion to be reinvested to support the Company’s key strategic priority to expand and enhance its product portfolio. In December 2022, the Bankruptcy Court approved an order authorizing the Company to cease the production and commercialization of QWO® and granting related relief.

As a result of the 2022 Restructuring Initiative, the Company’s global workforce was reduced by approximately 175 net full-time positions. Future costs associated with the 2022 Restructuring Initiative are not expected to be material.

There have been no material charges associated with the 2022 Restructuring Initiative in 2023.

The following pre-tax net amounts related to the 2022 Restructuring Initiative are included in the Company’s Consolidated Statements of Operations during the year ended December 31, 2022 (in thousands):

2022
Net restructuring charges related to:
Asset impairments	$180,248
Inventory adjustments	34,870
Employee separation, continuity and other benefit-related costs	28,345
Certain other restructuring costs	8,656

Total	$252,119

These pre-tax net amounts were primarily attributable to our Branded Pharmaceuticals segment, which incurred $238.6 million of pre-tax net charges during the year ended December 31, 2022. The remaining amounts related to our Generic Pharmaceuticals segment and certain corporate unallocated costs.

As of December 31, 2022, cumulative amounts incurred to date included charges related to asset impairments related to certain identifiable intangible assets of $180.2 million, inventory adjustments of $34.9 million, employee separation, continuity and other benefit-related costs, net of $28.3 million and certain other restructuring costs of $8.7 million. Of these amounts, $238.6 million was attributable to the Branded Pharmaceuticals segment, with the remaining amounts related to our Generic Pharmaceuticals segment and certain corporate unallocated costs.

The following pre-tax net amounts related to the 2022 Restructuring Initiative are included in the Company’s Consolidated Statements of Operations during the year ended December 31, 2022 (in thousands):

2022
Net restructuring charges included in:
Cost of revenues	$49,078
Selling, general and administrative	18,692
Research and development	4,101
Asset impairment charges	180,248

Total	$252,119

Changes to the liability for the 2022 Restructuring Initiative during the years ended December 31, 2023 and 2022 were as follows (in thousands):

	Employee Separation, Continuity and Other Benefit- Related Costs	Certain Other Restructuring Costs	Total
Liability balance as of December 31, 2021	$—	$—	$—
Net charges	28,345	1,102	29,447
Cash payments	(13,348)	(1,102)	(14,450)

Liability balance as of December 31, 2022	$14,997	$—	$14,997

Net charge reversals	(248)	—	(248)
Cash payments	(13,376)	—	(13,376)

Liability balance as of December 31, 2023	$1,373	$—	$1,373

The liability at December 31, 2023 is classified as current and is included in Accounts payable and accrued expenses in the Consolidated Balance Sheets.

NOTE 6. SEGMENT RESULTS

The Company’s four reportable business segments are Branded Pharmaceuticals, Sterile Injectables, Generic Pharmaceuticals and International Pharmaceuticals. These segments reflect the level at which the chief operating decision maker regularly reviews financial information to assess performance and to make decisions about resources to be allocated. Each segment derives revenue from the sales or licensing of its respective products and is discussed in more detail below.

We evaluate segment performance based on Segment adjusted income from continuing operations before income tax, which we define as Loss from continuing operations before income tax and before acquired in-process research and development charges; acquisition-related and integration items, including transaction costs and changes in the fair value of contingent consideration; cost reduction and integration-related initiatives such as separation benefits, continuity payments, other exit costs and certain costs associated with integrating an acquired company’s operations; certain amounts related to strategic review initiatives; asset impairment charges; amortization of intangible assets; inventory step-up recorded as part of our acquisitions; litigation-related and other contingent matters; certain legal costs; gains or losses from early termination of debt; debt modification costs; gains or losses from the sales of businesses and other assets; foreign currency gains or losses on intercompany financing arrangements; reorganization items, net; and certain other items.

Certain corporate expenses incurred by the Company are not directly attributable to any specific segment. Accordingly, these costs are not allocated to any of the Company’s segments and are included in the results below as “Corporate unallocated costs.” Interest income and expense are also considered corporate items and not allocated to any of the Company’s segments. The Company’s Total segment adjusted income from continuing operations before income tax is equal to the combined results of each of its segments.

Branded Pharmaceuticals

Our Branded Pharmaceuticals segment includes a variety of branded products in the areas of urology, orthopedics, endocrinology and bariatrics, among others. Products in this segment include XIAFLEX®, SUPPRELIN® LA, AVEED®, NASCOBAL® Nasal Spray, PERCOCET®, TESTOPEL® and EDEX®, among others.

Sterile Injectables

Our Sterile Injectables segment consists primarily of branded sterile injectable products such as ADRENALIN®, VASOSTRICT® and APLISOL®, among others, and certain generic sterile injectable products.

Generic Pharmaceuticals

Our Generic Pharmaceuticals segment consists of a product portfolio including solid oral extended-release products, solid oral immediate-release products, liquids, semi-solids, patches, powders, ophthalmics and sprays and includes products that treat and manage a wide variety of medical conditions.

International Pharmaceuticals

Our International Pharmaceuticals segment includes a variety of specialty pharmaceutical products, including OTC products, sold outside the U.S., primarily in Canada through our operating company Paladin.

The following represents selected information for the Company’s reportable segments for the years ended December 31, 2023, 2022 and 2021 (in thousands):

	2023	2022	2021
Net revenues from external customers:
Branded Pharmaceuticals	$859,087	$851,142	$893,617
Sterile Injectables	429,563	589,633	1,266,097
Generic Pharmaceuticals	650,352	795,457	740,586
International Pharmaceuticals (1)	72,516	82,643	92,906

Total net revenues from external customers	$2,011,518	$2,318,875	$2,993,206

Segment adjusted income from continuing operations before income tax:
Branded Pharmaceuticals	$459,309	$366,554	$384,186
Sterile Injectables	157,179	349,424	998,453
Generic Pharmaceuticals	237,870	336,133	160,046
International Pharmaceuticals	16,733	19,920	30,325

Total segment adjusted income from continuing operations before income tax	$871,091	$1,072,031	$1,573,010

(1)	Revenues generated by our International Pharmaceuticals segment are primarily attributable to external customers located in Canada.

There were no material revenues from external customers attributed to an individual country outside of the U.S. during any of the periods presented.

The table below provides reconciliations of our Total consolidated loss from continuing operations before income tax, which is determined in accordance with U.S. GAAP, to our Total segment adjusted income from continuing operations before income tax for the years ended December 31, 2023, 2022 and 2021 (in thousands):

	2023	2022	2021
Total consolidated loss from continuing operations before income tax	$(2,391,924)	$(2,888,102)	$(546,603)
Interest expense, net	—	349,776	562,353
Corporate unallocated costs (1)	158,717	182,335	180,866
Amortization of intangible assets	255,933	337,311	372,907
Acquired in-process research and development charges	—	68,700	25,120
Amounts related to continuity and separation benefits, cost reductions and strategic review initiatives (2)	44,098	198,381	90,912
Certain litigation-related and other contingencies, net (3)	1,611,090	478,722	345,495
Certain legal costs (4)	7,256	31,756	136,148
Asset impairment charges (5)	503	2,142,746	414,977
Acquisition-related and integration items, net (6)	1,972	408	(8,379)
Loss on extinguishment of debt	—	—	13,753
Foreign currency impact related to the remeasurement of intercompany debt instruments	2,159	(5,328)	797
Reorganization items, net (7)	1,169,961	202,978	—
Other, net (8)	11,326	(27,652)	(15,336)

Total segment adjusted income from continuing operations before income tax	$871,091	$1,072,031	$1,573,010

(1)	Amounts include certain corporate overhead costs, such as headcount, facility and corporate litigation expenses and certain other income and expenses.
(2)

Amounts in 2023 include net employee separation, continuity and other benefit-related charges of $43.7 million and other net charges of $0.4 million. Amounts in 2022 include net employee separation, continuity and other benefit-related charges of $85.6 million, accelerated depreciation charges of $3.8 million, inventory charges related to restructurings of $36.4 million and other net charges, including those related to review initiatives, of $72.7 million. Amounts in 2021 include net employee separation, continuity and other benefit-related charges of $8.8 million, accelerated depreciation charges of $24.7 million and other net charges, including those related to strategic review initiatives, of $57.4 million. These amounts relate primarily to our restructuring activities as further described in Note 5. Restructuring, certain continuity and transitional compensation arrangements, certain other cost reduction initiatives and certain strategic review initiatives, including costs incurred in connection with our bankruptcy proceedings, which are included in this row until the Petition Date and in the Reorganization items, net row thereafter.

(3)

Amounts include adjustments to our accruals for litigation-related settlement charges. Our material legal proceedings and other contingent matters are described in more detail in Note 16. Commitments and Contingencies.

(4)	Amounts relate to opioid-related legal expenses. The amount in 2022 reflects the recovery of certain previously-incurred opioid-related legal expenses.
(5)

Amounts primarily relate to charges to impair goodwill and intangible assets, property, plant and equipment, operating lease right-of-use assets and certain disposal group assets. For additional information, refer to Note 4. Discontinued Operations and Asset Sales, Note 5. Restructuring, Note 7. Fair Value Measurements, Note 10. Property, Plant and Equipment and Note 11. Goodwill and Other Intangibles.

(6)	Amounts primarily relate to changes in the fair value of contingent consideration.
(7)

Amounts relate to the net expense or income recognized during our bankruptcy proceedings required to be presented as Reorganization items, net under ASC 852. Refer to Note 2. Bankruptcy Proceedings for further details.

(8)

Amounts in 2023 primarily relates to a charge of approximately $9.2 million associated with the rejection of certain equity award agreements, which was approved by the Bankruptcy Court in March 2023. Amounts in 2021 include gains of $15.5 million associated with the termination of certain contracts, partially offset by $3.9 million of third-party fees incurred in connection with the March 2021 Refinancing Transactions, which were accounted for as debt modification costs as further discussed in Note 15. Debt. Other amounts in this row relate to gains and losses on sales of business and other assets and certain other items.

Asset information is not reviewed or included within our internal management reporting. Therefore, the Company has not disclosed asset information for each reportable segment.

During the years ended December 31, 2023, 2022 and 2021, the Company disaggregated its revenue from contracts with customers into the categories included in the table below (in thousands). The Company believes these categories depict how the nature, timing and uncertainty of revenue and cash flows are affected by economic factors.

	2023	2022	2021
Branded Pharmaceuticals:
Specialty Products:
XIAFLEX®	$475,014	$438,680	$432,344
SUPPRELIN® LA	96,849	113,011	114,374
Other Specialty (1)	73,797	70,009	86,432

Total Specialty Products	$645,660	$621,700	$633,150

Established Products:
PERCOCET®	$106,375	$103,943	$103,788
TESTOPEL®	42,464	38,727	43,636
Other Established (2)	64,588	86,772	113,043

Total Established Products	$213,427	$229,442	$260,467

Total Branded Pharmaceuticals (3)	$859,087	$851,142	$893,617

Sterile Injectables:
ADRENALIN®	$99,910	$114,304	$124,630
VASOSTRICT®	93,180	253,696	901,735
Other Sterile Injectables (4)	236,473	221,633	239,732

Total Sterile Injectables (3)	$429,563	$589,633	$1,266,097

Total Generic Pharmaceuticals (5)	$650,352	$795,457	$740,586

Total International Pharmaceuticals (6)	$72,516	$82,643	$92,906

Total revenues, net	$2,011,518	$2,318,875	$2,993,206

(1)	Products included within Other Specialty include AVEED®, NASCOBAL® Nasal Spray and QWO®.
(2)	Products included within Other Established include, but are not limited to, EDEX®.
(3)

Individual products presented above represent the top two performing products in each product category for the year ended December 31, 2023 and/or any product having revenues in excess of $25 million during any completed quarterly period in 2023 or 2022.

(4)

Products included within Other Sterile Injectables include, but are not limited to, APLISOL®. No individual product within Other Sterile Injectables has exceeded 5% of consolidated total revenues for the periods presented.

(5)

The Generic Pharmaceuticals segment is comprised of a portfolio of products that are generic versions of branded products, are distributed primarily through the same wholesalers, generally have limited or no intellectual property protection and are sold within the U.S. Varenicline tablets (Endo’s generic version of Pfizer Inc.’s Chantix®), which launched in September 2021, made up 8% and 13% for the years ended December 31, 2023 and 2022, respectively, of consolidated total revenues. Dexlansoprazole delayed release capsules (Endo’s generic version of Takeda Pharmaceuticals USA, Inc.’s Dexilant®), which launched in November 2022, made up 6% for the year ended December 31, 2023 of consolidated total revenues. No other individual product within this segment has exceeded 5% of consolidated total revenues for the periods presented.

(6)

The International Pharmaceuticals segment, which accounted for less than 5% of consolidated total revenues for each of the periods presented, includes a variety of specialty pharmaceutical products sold outside the U.S., primarily in Canada through Endo’s operating company Paladin.

The following represents depreciation expense for our reportable segments for the years ended December 31, 2023, 2022 and 2021 (in thousands):

	2023	2022	2021
Branded Pharmaceuticals	$9,252	$9,862	$10,632
Sterile Injectables	22,652	20,224	17,796
Generic Pharmaceuticals	11,829	16,952	47,343
International Pharmaceuticals	3,561	3,638	4,242
Corporate unallocated	3,221	3,642	4,178

Total depreciation expense	$50,515	$54,318	$84,191

NOTE 7. FAIR VALUE MEASUREMENTS

Fair value guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial Instruments

The financial instruments recorded in our Consolidated Balance Sheets include cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, acquisition-related contingent consideration and debt obligations. Included in cash and cash equivalents and restricted cash and cash equivalents are money market funds representing a type of mutual fund required by law to invest in low-risk securities (for example, U.S. government bonds, U.S. Treasury Bills and commercial paper). Money market funds pay dividends that generally reflect short-term interest rates. Due to their initial maturities, the carrying amounts of non-restricted and restricted cash and cash equivalents (including money market funds), accounts receivable, accounts payable and accrued expenses approximate their fair values.

Restricted Cash and Cash Equivalents

The following table presents current and noncurrent restricted cash and cash equivalent balances at December 31, 2023 and December 31, 2022 (in thousands):

	Balance Sheet Line Items	December 31, 2023	December 31, 2022
Restricted cash and cash equivalents—current (1)	Restricted cash and cash equivalents	$167,702	$145,358
Restricted cash and cash equivalents—noncurrent (2)	Other assets	85,000	85,000

Total restricted cash and cash equivalents		$252,702	$230,358

(1)

Amounts at December 31, 2023 and December 31, 2022 include: (i) restricted cash and cash equivalents associated with litigation-related matters, including $49.8 million and $50.7 million, respectively, held in Qualified Settlement Funds (QSFs) for mesh and/or opioid-related matters, and (ii) approximately $85.9 million and $86.0 million, respectively, of restricted cash and cash equivalents related to certain self-insurance related matters. These balances are classified as current assets in the Consolidated Balance Sheets as the potential for, and timing of, future claims is unknown and could result in distributions within the next twelve months. See Note 16. Commitments and Contingencies for further information about litigation-related matters.

(2)

The amounts at December 31, 2023 and December 31, 2022 relate to the TLC Agreement. This balance, which may be used to fund certain future contractual obligations or returned to us upon satisfaction of certain conditions, is classified as a noncurrent asset in the Consolidated Balance Sheets. See Note 12. License, Collaboration and Asset Acquisition Agreements for further information.

Acquisition-Related Contingent Consideration

The fair value of contingent consideration liabilities is determined using unobservable inputs; hence, these instruments represent Level 3 measurements within the above-defined fair value hierarchy. These inputs include the estimated amount and timing of projected cash flows, the probability of success (achievement of the contingent event) and the risk-adjusted discount rate used to present value the probability-weighted cash flows. Subsequent to the acquisition date, at each reporting period, the contingent consideration liability is remeasured at current fair value with changes recorded in earnings. The estimates of fair value are uncertain and changes in any of the estimated inputs used as of the date of this report could have resulted in significant adjustments to fair value. See the “Recurring Fair Value Measurements” section below for additional information on acquisition-related contingent consideration.

Recurring Fair Value Measurements

The Company’s financial assets and liabilities measured at fair value on a recurring basis at December 31, 2023 and December 31, 2022 were as follows (in thousands):

	Fair Value Measurements at December 31, 2023 using:
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total
Assets:
Money market funds (1)	$7,123	$—	$—	$7,123
Liabilities:
Acquisition-related contingent consideration (2)	$—	$—	$12,447	$12,447

	Fair Value Measurements at December 31, 2022 using:
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total
Assets:
Money market funds (1)	$12,226	$—	$—	$12,226
Liabilities:
Acquisition-related contingent consideration (2)	$—	$—	$16,571	$16,571

(1)

At December 31, 2023 and December 31, 2022, money market funds include $7.1 million and $12.2 million, respectively, in QSFs. Amounts in QSFs are considered restricted cash equivalents. See Note 16. Commitments and Contingencies for further discussion of our litigation. At December 31, 2023 and December 31, 2022, the differences between the amortized cost and the fair value of our money market funds were not material, individually or in the aggregate.

(2)

At December 31, 2023 and December 31, 2022, the balances of the Company’s liability for acquisition-related contingent consideration, which are governed by executory contracts and recorded at the expected amount of the total allowed claim, are classified within Liabilities subject to compromise in the Consolidated Balance Sheets.

Fair Value Measurements Using Significant Unobservable Inputs

The following table presents changes to the Company’s liability for acquisition-related contingent consideration, which is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), for the years ended December 31, 2023 and 2022 (in thousands):

	2023	2022
Beginning of period	$16,571	$20,076
Amounts settled	(6,177)	(3,127)
Changes in fair value recorded in earnings	1,972	408
Effect of currency translation	81	(786)

End of period	$12,447	$16,571

At December 31, 2023, the fair value measurements of the contingent consideration obligations were determined using risk-adjusted discount rates ranging from 10.0% to 15.0% (weighted average rate of approximately 10.4%, weighted based on relative fair value). Changes in fair value recorded in earnings related to acquisition-related contingent consideration are included in our Consolidated Statements of Operations as Acquisition-related and integration items, net.

The following table presents changes to the Company’s liability for acquisition-related contingent consideration during the year ended December 31, 2023 by acquisition (in thousands):

	Balance as of December 31, 2022 (1)	Changes in Fair Value Recorded in Earnings	Amounts Settled and Other	Balance as of December 31, 2023 (1)
Auxilium acquisition	$10,618	$1,041	$(2,165)	$9,494
Lehigh Valley Technologies, Inc. acquisitions	2,300	(91)	(1,209)	1,000
Other	3,653	1,022	(2,722)	1,953

Total	$16,571	$1,972	$(6,096)	$12,447

(1)

At December 31, 2023 and December 31, 2022, the balances of the Company’s liability for acquisition-related contingent consideration, which are governed by executory contracts and recorded at the expected amount of the total allowed claim, are classified within Liabilities subject to compromise in the Consolidated Balance Sheets.

The following table presents changes to the Company’s liability for acquisition-related contingent consideration during year ended December 31, 2022 by acquisition (in thousands):

	Balance as of December 31, 2021	Changes in Fair Value Recorded in Earnings	Amounts Settled and Other	Balance as of December 31, 2022 (1)
Auxilium acquisition	$9,038	$2,116	$(536)	$10,618
Lehigh Valley Technologies, Inc. acquisitions	3,600	(635)	(665)	2,300
Other	7,438	(1,073)	(2,712)	3,653

Total	$20,076	$408	$(3,913)	$16,571

(1)

At December 31, 2022, the balance of the Company’s liability for acquisition-related contingent consideration, which is governed by executory contracts and recorded at the expected amount of the total allowed claim, is classified within Liabilities subject to compromise in the Consolidated Balance Sheets.

Nonrecurring Fair Value Measurements

Long-lived assets, goodwill and other intangible assets may be subject to nonrecurring fair value measurement for the evaluation of potential impairment. During the year ended December 31, 2023, nonrecurring fair value measurements, which related primarily to certain property, plant and equipment, were not material.

The Company’s financial assets and liabilities measured at fair value on a nonrecurring basis during the year ended December 31, 2022 were as follows (in thousands):

	Fair Value Measurements during the Year Ended December 31, 2022 (1) using:			Total Expense for the Year Ended December 31, 2022
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Intangible assets, excluding goodwill (2)(3)	—	—	67,082	(288,701)
Certain property, plant and equipment	—	—	—	(9,045)

Total	$—	$—	$67,082	$(297,746)

(1)

The fair value amounts are presented as of the date of the fair value measurement as these assets are not measured at fair value on a recurring basis. Such measurements generally occur in connection with our quarter-end financial reporting close procedures.

(2)	These fair value measurements were determined using risk-adjusted discount rates ranging from 9.5% to 12.0% (weighted average rate of approximately 11.8%, weighted based on relative fair value).
(3)

The Company also performed fair value measurements in connection with its goodwill tests. Refer to Note 11. Goodwill and Other Intangibles for additional information on goodwill and other intangible asset impairment tests, including information about the valuation methodologies used.

NOTE 8. INVENTORIES

Inventories consisted of the following at December 31, 2023 and December 31, 2022 (in thousands):

	December 31, 2023	December 31, 2022
Raw materials (1)	$103,336	$105,975
Work-in-process (1)	29,827	43,057
Finished goods (1)	112,854	125,467

Total	$246,017	$274,499

(1)	The components of inventory shown in the table above are net of allowances.

Inventory in excess of the amount expected to be sold within one year is classified as noncurrent inventory and is not included in the table above. At December 31, 2023 and December 31, 2022, $29.7 million and $23.0 million, respectively, of noncurrent inventory was included in Other assets in the Consolidated Balance Sheets. As of December 31, 2023 and December 31, 2022, the Company’s Consolidated Balance Sheets included approximately $2.7 million and $5.8 million, respectively, of capitalized pre-launch inventories related to products that were not yet available to be sold.

NOTE 9. LEASES

We have entered into contracts with third parties to lease a variety of assets, including certain real estate, machinery, equipment, automobiles and other assets.

Our leases frequently allow for lease payments that could vary based on factors such as inflation or the degree of utilization of the underlying asset and the incurrence of contractual charges such as those for common area maintenance or utilities.

Renewal and/or early termination options are common in our lease arrangements, particularly with respect to our real estate leases. Our right-of-use assets and lease liabilities generally exclude periods covered by renewal options and include periods covered by early termination options (based on our conclusion that it is not reasonably certain that we will exercise such options).

Our most significant lease is for our Malvern, Pennsylvania location. The term of the lease is through 2024.

We are party to certain sublease arrangements, primarily related to our real estate leases, where we act as the lessee and intermediate lessor. For example, we sublease portions of our Malvern, Pennsylvania facility through a sublease arrangement ending in 2024, with certain limited early termination options.

The following table presents information about the Company’s right-of-use assets and lease liabilities at December 31, 2023 and December 31, 2022 (in thousands):

	Balance Sheet Line Items	December 31, 2023	December 31, 2022
Right-of-use assets:
Operating lease right-of-use assets	Operating lease assets	$23,033	$28,070
Finance lease right-of-use assets	Property, plant and equipment, net	18,668	26,761

Total right-of-use assets		$41,701	$54,831

Operating lease liabilities, excluding amounts classified as Liabilities subject to compromise:
Current operating lease liabilities	Current portion of operating lease liabilities	$956	$903
Noncurrent operating lease liabilities	Operating lease liabilities, less current portion	4,132	5,129

Total operating lease liabilities		$5,088	$6,032

Finance lease liabilities, excluding amounts classified as Liabilities subject to compromise:
Noncurrent finance lease liabilities	Other liabilities	$1,386	$1,392

Total finance lease liabilities		$1,386	$1,392

Operating and finance leases, amounts classified as Liabilities subject to compromise:
Operating lease liabilities	Liabilities subject to compromise	$20,635	$28,387
Finance lease liabilities	Liabilities subject to compromise	9,981	17,078

Total operating and finance leases classified as Liabilities subject to compromise		$30,616	$45,465

The following table presents information about lease costs and expenses and sublease income for the years ended December 31, 2023, 2022 and 2021 (in thousands):

	Statement of Operations Line Items	2023	2022	2021
Operating lease cost	Various (1)	$6,811	$10,959	$13,892
Finance lease cost:
Amortization of right-of-use assets	Various (1)	$8,096	$8,479	$9,244
Interest on lease liabilities	Interest expense, net	$781	$1,127	$1,480
Other lease costs and income:
Variable lease costs (2)	Various (1)	$10,913	$11,707	$13,202
Finance lease right-of-use asset impairment charges	Asset impairment charges	$—	$3,063	$—
Sublease income	Various (1)	$(5,616)	$(6,436)	$(3,793)

(1)

Amounts are included in the Consolidated Statements of Operations based on the function that the underlying leased asset supports. The following table presents the components of such aggregate amounts for the years ended December 31, 2023, 2022 and 2021 (in thousands):

	2023	2022	2021
Cost of revenues	$6,150	$6,189	$11,316
Selling, general and administrative	$13,952	$18,305	$21,013
Research and development	$102	$215	$216

(2)

Amounts represent variable lease costs incurred that were not included in the initial measurement of the lease liability such as common area maintenance and utilities costs associated with leased real estate and certain costs associated with our automobile leases.

The following table provides the undiscounted amount of future cash flows included in our lease liabilities at December 31, 2023 for each of the five years subsequent to December 31, 2023 and thereafter, as well as a reconciliation of such undiscounted cash flows to our lease liabilities at December 31, 2023 (in thousands):

	Operating Leases	Finance Leases
2024	$6,136	$8,037
2025	6,747	896
2026	5,496	895
2027	5,380	895
2028	3,412	299
Thereafter	1,214	8,921

Total future lease payments	$28,385	$19,943

Less: amounts representing interest	2,662	8,576

Present value of future lease payments (lease liabilities, including amounts classified as Liabilities subject to compromise)	$25,723	$11,367

Less: amounts classified as Liabilities subject to compromise	20,635	9,981

Lease liabilities, excluding amounts classified as Liabilities subject to compromise	$5,088	$1,386

The following table provides the weighted average remaining lease term and weighted average discount rates for our leases as of December 31, 2023 and December 31, 2022:

	December 31, 2023	December 31, 2022
Weighted average remaining lease term (years), weighted based on lease liability balances:
Operating leases	4.7 years	4.9 years
Finance leases	13.4 years	9.9 years
Weighted average discount rate (percentages), weighted based on the remaining balance of lease payments:
Operating leases	6.2%	6.1%
Finance leases	7.3%	7.5%

The following table provides certain cash flow and supplemental noncash information related to our lease liabilities for the years ended December 31, 2023, 2022 and 2021 (in thousands):

	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash payments for operating leases	$10,476	$13,152	$14,478
Operating cash payments for finance leases	$1,148	$1,673	$2,256
Financing cash payments for finance leases	$6,733	$6,062	$5,448
Lease liabilities arising from obtaining right-of-use assets:
Operating leases (1)	$—	$1,296	$5,807

(1)	The amount in 2022 primarily relates to a new lease agreement. The amount in 2021 primarily relates to an increase in lease liabilities and right-of-use assets related to a lease modification.

NOTE 10. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net consists of the following at December 31, 2023 and December 31, 2022 (in thousands):

	December 31, 2023	December 31, 2022
Land and buildings	$243,679	$239,207
Machinery and equipment	251,895	241,930
Leasehold improvements	41,074	54,388
Computer equipment and software	97,782	92,566
Furniture and fixtures	8,595	9,129
Assets under construction	197,670	142,560

Total property, plant and equipment, gross	$840,695	$779,780

Less: accumulated depreciation	(364,455)	(341,466)

Total property, plant and equipment, net	$476,240	$438,314

Depreciation expense was $50.5 million, $54.3 million and $84.2 million for the years ended December 31, 2023, 2022 and 2021, respectively. During the years ended December 31, 2023, 2022 and 2021, the Company recorded property, plant and equipment impairment charges totaling $0.5 million, $9.0 million and $2.0 million, respectively. These charges are included in the Asset impairment charges line item in our Consolidated Statements of Operations and primarily reflect the write-off of certain property, plant and equipment.

At December 31, 2023 and December 31, 2022, $226.0 million and $205.2 million of the Company’s Property, plant and equipment, net, representing net book amounts, were located in India. At December 31, 2023 and December 31, 2022, there were no other material tangible long-lived assets located outside of the U.S., individually or in the aggregate.

NOTE 11. GOODWILL AND OTHER INTANGIBLES

Goodwill

Changes in the carrying amounts of our goodwill for the years ended December 31, 2023 and December 31, 2022 were as follows (in thousands):

	Branded Pharmaceuticals	Sterile Injectables	Generic Pharmaceuticals	International Pharmaceuticals	Total
Goodwill as of December 31, 2021	$828,818	$2,368,193	$—	$—	$3,197,011
Goodwill impairment charges	—	(1,845,000)	—	—	(1,845,000)

Goodwill as of December 31, 2022	$828,818	$523,193	$—	$—	$1,352,011

Goodwill as of December 31, 2023	$828,818	$523,193	$—	$—	$1,352,011

The carrying amounts of goodwill at December 31, 2023 and December 31, 2022 are net of the following accumulated impairments (in thousands):

	Branded Pharmaceuticals	Sterile Injectables	Generic Pharmaceuticals	International Pharmaceuticals	Total
Accumulated impairment losses as of December 31, 2022	$855,810	$2,208,000	$3,142,657	$513,211	$6,719,678
Accumulated impairment losses as of December 31, 2023	$855,810	$2,208,000	$3,142,657	$525,244	$6,731,711

Other Intangible Assets

Changes in the amounts of other intangible assets for the year ended December 31, 2023 are set forth in the table below (in thousands).

	Balance as of December 31, 2022	Acquisitions	Other (1)	Effect of Currency Translation	Balance as of December 31, 2023
Cost basis:
Licenses (weighted average life of 14 years)	$442,107	$—	$(10,000)	$—	$432,107
Tradenames	6,409	—	—	—	6,409
Developed technology (weighted average life of 12 years)	5,920,021	—	—	5,641	5,925,662

Total other intangibles (weighted average life of 12 years)	$6,368,537	$—	$(10,000)	$5,641	$6,364,178

Accumulated amortization:	Balance as of December 31, 2022	Amortization	Other (1)	Effect of Currency Translation	Balance as of December 31, 2023
Licenses	$(424,508)	$(4,576)	$10,000	$—	$(419,084)
Tradenames	(6,409)	—	—	—	(6,409)
Developed technology	(4,204,685)	(251,357)	—	(4,760)	(4,460,802)

Total other intangibles	$(4,635,602)	$(255,933)	$10,000	$(4,760)	$(4,886,295)

Net other intangibles	$1,732,935				$1,477,883

(1)	Other adjustments relate to the removal of certain fully amortized intangible assets.

Amortization expense for the years ended December 31, 2023, 2022 and 2021 totaled $255.9 million, $337.3 million and $372.9 million, respectively. Amortization expense is included in Cost of revenues in the Consolidated Statements of Operations. For intangible assets subject to amortization, estimated amortization expense for the five fiscal years subsequent to December 31, 2023 is as follows (in thousands):

2024	$246,050
2025	$232,930
2026	$209,784
2027	$134,322
2028	$112,476

Impairments

Goodwill and, if applicable, indefinite-lived intangible assets are tested for impairment annually, as of October 1, and when events or changes in circumstances indicate that the asset might be impaired.

As part of our goodwill and intangible asset impairment assessments, we estimate the fair values of our reporting units and our intangible assets using an income approach that utilizes a discounted cash flow model or, where appropriate, a market approach.

The discounted cash flow models reflect our estimates of future cash flows and other factors including estimates of: (i) future operating performance, including future sales, long-term growth rates, gross margins, operating expenses, discount rates and the probability of achieving the estimated cash flows, and (ii) future economic conditions. These assumptions are based on significant inputs and judgments not observable in the market, and thus represent Level 3 measurements within the fair value hierarchy. The discount rates used in the determination of fair value reflect our judgments regarding the risks and uncertainties inherent in the estimated future cash flows and may differ over time depending on the risk profile of the particular assets and other market factors. We believe the discount rates and other inputs and assumptions are consistent with those a market participant would use. Any impairment charges resulting from annual or interim goodwill and intangible asset impairment assessments are recorded to Asset impairment charges in our Consolidated Statements of Operations.

Annual Goodwill Impairment Tests

The Company performed its annual goodwill impairment tests as of October 1, 2023, 2022 and 2021. For the purposes of these annual tests, the Company had two reporting units with goodwill: Branded Pharmaceuticals and Sterile Injectables. The discount rates used for the Branded Pharmaceuticals reporting units in these annual tests were 14.5%, 15.0% and 14.5%, respectively, and the discount rates used for the Sterile Injectables reporting units in these annual tests were 14.5%, 19.5% and 11.0%, respectively.

As a result of our annual tests performed as of October 1, 2021, the Company determined that the carrying amount of the Sterile Injectables reporting unit exceeded its estimated fair value; therefore, the Company recorded a pre-tax non-cash goodwill impairment charge of $363.0 million during the fourth quarter of 2021. The Sterile Injectables impairment was primarily a result of changes in assumptions related to competition, including assumptions related to competing generic alternatives to VASOSTRICT®, which were subsequently introduced beginning with Eagle’s at-risk launch in January 2022.

We did not record any other goodwill impairment charges as a result of our October 1, 2023, 2022 and 2021 annual impairment tests.

Second-Quarter 2022 Interim Goodwill Impairment Tests

Beginning in May 2022, our share price and the aggregate estimated fair value of our debt experienced significant declines. We believe these declines, which persisted through the end of the second quarter of 2022, were predominantly attributable to continuing and increasing investor and analyst uncertainty with respect to: (i) ongoing opioid and other litigation matters for which we had been unable to reach a broad-based resolution of outstanding claims and (ii) speculation surrounding the possibility of a bankruptcy filing. Further, rising inflation and interest rates unfavorably affected the cost of borrowing, which is one of several inputs used in the determination of the discount rates used in our discounted cash flow models. For example, the U.S. Federal Reserve raised its benchmark interest rate by 50 basis points in May 2022 and by an additional 75 basis points in June 2022. Taken together, we determined that these factors represented triggering events that required the performance of interim goodwill impairments tests for both our Sterile Injectables and Branded Pharmaceuticals reporting units as of June 30, 2022.

When performing these goodwill impairment tests, we estimated the fair values of our reporting units taking into consideration management’s continued commitment to Endo’s strategic plans and the corresponding projected cash flows, as well as the fact that management’s views on litigation risk had not materially changed since our annual goodwill impairment tests performed on October 1, 2021. However, when analyzing our aggregated estimated internal valuation of our reporting units as of June 30, 2022 compared to our market capitalization and the aggregate estimated fair value of our debt, we also considered the increased level of investor and analyst uncertainty described above, coupled with our belief that investors and analysts were unlikely to modify their projections or valuation models unless or until we could demonstrate significant progression on the resolution of outstanding litigation matters and/or demonstrate that the risks of potential future strategic alternatives, including the possibility of a future bankruptcy filing, were no longer applicable. After performing this analysis, we made certain adjustments to incorporate these factors into the valuations of our reporting units, primarily through adjustments to the discount rate resulting from an increase in the CSRP, and determined that: (i) the estimated fair value of our Sterile Injectables reporting unit was less than its carrying amount, resulting in a pre-tax non-cash goodwill impairment charge of $1,748.0 million, and (ii) while the estimated fair value declined, there was no goodwill impairment for our Branded Pharmaceuticals reporting unit, for which the estimated fair value exceeded the carrying amount by more than 10%. The discount rates used in the June 30, 2022 goodwill tests were 13.5% and 18.5% for the Branded Pharmaceuticals and Sterile Injectables reporting units, respectively.

Third-Quarter 2022 Interim Goodwill Impairment Tests

As further described in Note 2. Bankruptcy Proceedings, during the third quarter of 2022, in connection with the Sale, we received the Stalking Horse Bid, subject to higher or otherwise better bids from other parties. The value of the bid, as well as our market capitalization and the aggregate estimated fair value of our debt, was considered when determining whether it was more likely than not that the carrying amounts of one or more of our reporting units exceeded their respective fair values. Further, rising inflation and interest rates unfavorably affected the cost of borrowing, which is one of several inputs used in the determination of the discount rates used in our discounted cash flow models. For example, the U.S. Federal Reserve raised its benchmark interest rate by 75 basis points in July 2022 and by an additional 75 basis points in September 2022. Taken together, we determined that these factors represented triggering events that required the performance of interim goodwill impairments tests for both our Sterile Injectables and Branded Pharmaceuticals reporting units as of September 30, 2022.

When performing these goodwill impairment tests, we estimated the fair values of our reporting units taking into consideration management’s continued commitment to Endo’s strategic plans and the corresponding projected cash flows. However, when analyzing our aggregated estimated internal valuation of our reporting units as of September 30, 2022 compared to our market capitalization and the aggregate estimated fair value of our debt, as well as the par value and fair value of the Stalking Horse Bid, we made adjustments to reflect certain risks and uncertainties, including those related to the Chapter 11 Cases and the anticipated Sale, into the valuations of our reporting units, primarily through adjustments to the discount rate resulting from an increase in the CSRP, and determined that: (i) the estimated fair value of our Sterile Injectables reporting unit was less than its carrying amount, resulting in a pre-tax non-cash goodwill impairment charge of $97.0 million, and (ii) the estimated fair value of our Branded Pharmaceuticals reporting unit exceeded the carrying amount by more than 10%. The discount rates used in the September 30, 2022 goodwill tests were 15.0% and 19.5% for the Branded Pharmaceuticals and Sterile Injectables reporting units, respectively.

Fourth-Quarter 2022 Interim Goodwill Impairment Test

Beginning in late fourth-quarter 2022 and concluding in February 2023, the Company completed its annual enterprise-wide long-term strategic planning process, which resulted in updates to its projected future cash flows. Among other items, these updates primarily reflected the anticipated impacts on the Company’s projected future cash flows resulting from: (i) the discontinuation of QWO®; (ii) the disruption to XIAFLEX® revenues that occurred in the second half of 2022; (iii) routine updates to our assumptions regarding anticipated competitive events for currently marketed products, as well as probabilities of success, launch timing and the anticipated competitive landscape surrounding new product launches, including with respect to TLC599 and certain product candidates in our Sterile Injectables reporting unit pipeline; (iv) expected changes in the Company’s future manufacturing expense profile, including delays related to construction, FDA inspections and product transfers to our Sterile Injectables facility in Indore, India; and (v) changes in the Company’s future operating expense profile. Due to the extent of the changes to the projected future cash flows, coupled with the fact that we had recorded impairments for our Sterile Injectables reporting unit during the second and third quarters of 2022, we concluded that it was more likely than not that the carrying amount of our Sterile Injectables reporting unit may exceed its fair value. As a result, an interim impairment test was performed as of December 31, 2022. The updates to the projected future cash flows did not result in an interim goodwill impairment test for our Branded Pharmaceuticals reporting unit due to the significant headroom in this reporting unit.

When performing the goodwill impairment test, we estimated the fair value of our Sterile Injectables reporting unit taking into consideration management’s updated forecasts of projected cash flows, as further discussed above. The updated forecast of projected future cash flows was reduced in comparison to the prior 2022 tests. However, in reducing the cash flows, we believe the level of risk and uncertainty of the cash flows also decreased resulting in a corresponding decrease in the CSRP and, in turn, the discount rate used in the determination of fair value of our Sterile Injectables reporting unit. The discount rate used in the December 31, 2022 goodwill impairment test was 14.5%. We believe this discount rate and the other inputs and assumptions used to estimate fair value were consistent with those that a market participant would have used in light of the degree of risk associated with the most recent estimated future cash flows. Consistent with the goodwill impairment tests performed earlier in 2022, we compared our aggregated estimated internal valuation of our reporting units as of December 31, 2022 to our market capitalization and the aggregate estimated fair value of our debt, as well as the par value and fair value of the Stalking Horse Bid. As a result of the December 31, 2022 test, we determined that there was no impairment of goodwill.

Other Intangible Asset Impairments

With respect to other intangible assets, we did not record an asset impairment charge during the year ended December 31, 2023. We recorded asset impairment charges of $288.7 million and $7.8 million during the years ended December 31, 2022 and 2021, respectively. These pre-tax non-cash asset impairment charges related primarily to certain developed technology intangible assets that were tested for impairment following changes in market conditions and certain other factors impacting recoverability. The amount recorded in 2022 included charges related to the 2022 Restructuring Initiative, as further discussed in Note 5. Restructuring.

NOTE 12. LICENSE, COLLABORATION AND ASSET ACQUISITION AGREEMENTS

We have entered into certain license, collaboration and asset acquisition agreements with third parties. Generally, these agreements require us to share in the costs of developing, manufacturing, commercializing and/or selling product candidates and/or products with third parties, who in turn grant us marketing rights for such product candidates and/or products. Under these agreements we are generally required to: (i) make upfront payments and/or other payments upon successful completion of regulatory, sales and/or other milestones and/or (ii) pay royalties on sales and/or other costs arising from these agreements. We have also, from time to time, entered into agreements to directly acquire certain assets from third parties.

Nevakar Agreements

In May 2022, we announced that we had entered into an agreement to acquire six development-stage RTU injectable product candidates from Nevakar Injectables, Inc., a subsidiary of Nevakar, Inc., for an upfront cash payment of $35.0 million (the 2022 Nevakar Agreement). The acquisition closed during the second quarter of 2022. The acquired set of assets and activities did not meet the definition of a business. As a result, we accounted for the transaction as an asset acquisition. Upon closing, the upfront payment was recorded as Acquired in-process research and development in the Consolidated Statements of Operations.

The product candidates, which relate to our Sterile Injectables segment, are in various stages of development. The first commercial launch is expected in 2025; however, there can be no assurance this will occur within this timeframe or at all. With this acquisition, the Company will control all remaining development, regulatory, manufacturing and commercialization activities for the acquired product candidates.

In August 2022, within the ongoing bankruptcy proceedings, the Company filed an adversary proceeding (the Nevakar Litigation) against Nevakar, Inc. and Nevakar Injectables Inc. (collectively, Nevakar) to enforce: (i) a 2018 development, license and commercialization agreement (the 2018 Nevakar Agreement) and (ii) the 2022 Nevakar Agreement. In September 2022, Nevakar filed counterclaims against the Company. In December 2022, the Company and Nevakar reached a settlement with respect to the Nevakar Litigation (the Nevakar Settlement) subject to Bankruptcy Court approval. The Nevakar Settlement provided for the amendment (the Nevakar Amendment) of the 2018 Nevakar Agreement to revoke the Company’s license of two products covered by the 2018 Nevakar Agreement, modify the Company’s license to the remaining three products covered by the 2018 Nevakar Agreement to reduce the royalty owed to Nevakar, terminate any obligations of the Company to make payments to Nevakar upon achievement of contingent milestones and eliminate Nevakar’s ability to terminate the remaining licenses for the Company’s breach or material breach. The Nevakar Settlement also provided that the Company and Nevakar would agree to a mutual release of certain claims under both the 2018 Nevakar Agreement and the 2022 Nevakar Agreement. The Nevakar Settlement was approved by the Bankruptcy Court in January 2023. The Nevakar Settlement had no effect on our Consolidated Financial Statements in 2022.

In the first quarter of 2023, the Company concluded that the Nevakar Amendment met the definition of a nonmonetary exchange. The Nevakar Amendment did not result in the sale or acquisition of additional rights by the Company. The Company determined that the estimated value of the product rights revoked is approximately equal to the estimated reduction in the future royalty costs associated with the three products retained. There was no carrying value associated with the revoked product rights as the associated payments to Nevakar were previously expensed as Acquired in-process research and development. Based on these factors, the Nevakar Amendment had no effect on our Consolidated Financial Statements for the year ended December 31, 2023.

TLC Agreement

In June 2022, we announced that we had entered into an agreement with TLC to commercialize TLC599 (the TLC Agreement). We are accounting for the agreement as an asset acquisition. During the second quarter of 2022, we made an upfront payment of $30.0 million to TLC and recorded a corresponding charge to Acquired in-process research and development in the Consolidated Statements of Operations. On October 13, 2023, we commenced an adversary proceeding against TLC in the Bankruptcy Court. Due to the commercially sensitive nature of the dispute, the complaint initiating such proceeding has been filed under seal and is not publicly available. In February 2024, the parties to the adversary proceeding have informed the Bankruptcy Court that they are finalizing a settlement and expect to file a motion related to that settlement in the near future. As of the date of this report no motion has been filed.

NOTE 13. CONTRACT ASSETS AND LIABILITIES

Our revenue consists almost entirely of sales of our products to customers, whereby we ship products to a customer pursuant to a purchase order. Revenue contracts such as these do not generally give rise to contract assets or contract liabilities because: (i) the underlying contracts generally have only a single performance obligation and (ii) we do not generally receive consideration until the performance obligation is fully satisfied. At December 31, 2023, the unfulfilled performance obligations for these types of contracts relate to ordered but undelivered products. We generally expect to fulfill the performance obligations and recognize revenue within one week of entering into the underlying contract. Based on the short-term initial contract duration, additional disclosure about the remaining performance obligations is not required.

Certain of our other income-generating contracts, including license and collaboration agreements, may result in contract assets and/or contract liabilities. For example, we may recognize contract liabilities upon receipt of certain upfront and milestone payments from customers when there are remaining performance obligations.

The following table shows the opening and closing balances of contract assets and contract liabilities from contracts with customers (dollars in thousands):

	December 31, 2023	December 31, 2022	$ Change	% Change
Contract assets (1)	$11,387	$8,193	$3,194	39%
Contract liabilities (2)	$3,534	$4,099	$(565)	(14)%

(1)

At December 31, 2023 and December 31, 2022, approximately $2.1 million and $1.5 million, respectively, of these contract asset amounts are classified as current and are included in Prepaid expenses and other current assets in the Company’s Consolidated Balance Sheets. The remaining amounts are classified as noncurrent and are included in Other assets.

(2)

At both December 31, 2023 and December 31, 2022, approximately $0.6 million of these contract liability amounts are classified as current and are included in Accounts payable and accrued expenses in the Company’s Consolidated Balance Sheets. The remaining amounts are classified as noncurrent and are included in Other liabilities. During the year ended December 31, 2023, approximately $0.6 million of revenue was recognized that was included in the contract liability balance at December 31, 2022.

During the year ended December 31, 2023, we recognized revenue of $20.3 million relating to performance obligations satisfied, or partially satisfied, in prior periods. Such revenue generally relates to changes in estimates with respect to our variable consideration.

NOTE 14. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses included the following at December 31, 2023 and December 31, 2022 (in thousands):

	December 31, 2023	December 31, 2022
Trade accounts payable	$94,735	$109,033
Returns and allowances	119,577	160,619
Rebates	105,428	167,516
Other sales deductions	3,212	7,116
Accrued payroll and related benefits	81,145	95,666
Accrued royalties and other distribution partner payables	35,856	24,072
Other (1)	97,783	123,161

Total	$537,736	$687,183

(1)	Amounts include a wide variety of accrued expenses, the most significant of which relate to accrued legal and other professional fees.

The decrease in the Returns and allowances, Rebates and Other sales deductions accruals are primarily due to changes in gross sales and customer mix, as well as other factors. The decrease in the Other accrued expense category, inclusive of accrued legal and other professional fee accruals, is primarily a result of timing of payments. Refer to Note 2. Bankruptcy Proceedings for additional information about certain professional fees recognized during our bankruptcy proceedings.

The amounts in the table above do not include amounts classified as Liabilities subject to compromise in our Consolidated Balance Sheets. Refer to Note 2. Bankruptcy Proceedings for additional information about Liabilities subject to compromise.

NOTE 15. DEBT

The following table presents information about the Company’s total indebtedness at December 31, 2023 and December 31, 2022 (dollars in thousands):

	December 31, 2023			December 31, 2022
	Effective Interest Rate (1)	Principal Amount (2)	Carrying Amount (2)	Effective Interest Rate (1)	Principal Amount (2)	Carrying Amount (2)
5.375% Senior Notes due 2023	5.38%	$6,127	$6,127	5.38%	$6,127	$6,127
6.00% Senior Notes due 2023	6.00%	56,436	56,436	6.00%	56,436	56,436
5.875% Senior Secured Notes due 2024	6.88%	300,000	300,000	6.88%	300,000	286,375
6.00% Senior Notes due 2025	6.00%	21,578	21,578	6.00%	21,578	21,578
7.50% Senior Secured Notes due 2027	8.50%	2,015,479	2,015,479	8.50%	2,015,479	1,894,774
9.50% Senior Secured Second Lien Notes due 2027	9.50%	940,590	940,590	9.50%	940,590	940,590
6.00% Senior Notes due 2028	6.00%	1,260,416	1,260,416	6.00%	1,260,416	1,260,416
6.125% Senior Secured Notes due 2029	7.13%	1,295,000	1,295,000	7.13%	1,295,000	1,230,799
Term Loan Facility	14.50%	1,975,000	1,975,000	13.50%	1,975,000	1,871,894
Revolving Credit Facility	12.00%	277,200	277,200	11.00%	277,200	265,728

Total (3)		$8,147,826	$8,147,826		$8,147,826	$7,834,717

(1)

As noted below, beginning on the Petition Date, we ceased recognition of interest expense related to all of our debt instruments and began to incur “adequate protection payments” (further discussed below) related to our First Lien Debt Instruments (representing all of our debt instruments except for our senior unsecured notes and the 9.50% Senior Secured Second Lien Notes due 2027). The December 31, 2023 and December 31, 2022 “effective interest rates” included in the table above represent the rates in effect on such dates used to calculate: (i) future adequate protection payments related to our First Lien Debt Instruments and (ii) future contractual interest related to our other debt instruments, notwithstanding the fact that such interest is not currently being recognized. These rates are expressed as a percentage of the contractual principal amounts outstanding as of such date and, with respect to our First Lien Debt Instruments, without consideration of any reductions related to adequate protection payments made through such date, if applicable.

(2)

The December 31, 2023 and December 31, 2022 principal amounts represent the amount of unpaid contractual principal owed on the respective instruments. During the third quarter of 2022, in accordance with ASC 852, we adjusted the carrying amounts of all unsecured and potentially undersecured debt instruments to equal the expected amount of the allowed claim by expensing (within Reorganization items, net in the Consolidated Statements of Operations) $89.2 million of previously deferred and unamortized costs associated with these instruments. The December 31, 2023 carrying amounts of our First Lien Debt

Instruments are further discussed below. The December 31, 2022 carrying amounts of our First Lien Debt Instruments reflect reductions for certain adequate protection payments made since the Petition Date.
(3)

As of December 31, 2023 and December 31, 2022, the entire carrying amount our debt, as well as any related remaining accrued and unpaid interest that existed as of the Petition Date, is included in the Liabilities subject to compromise line in the Consolidated Balance Sheets.

General Information

The Company and its subsidiaries, with certain customary exceptions, guarantee or serve as issuers or borrowers of the debt instruments representing substantially all of the Company’s indebtedness at December 31, 2023. The obligations under: (i) the 5.875% Senior Secured Notes due 2024; (ii) the 7.50% Senior Secured Notes due 2027; (iii) the 6.125% Senior Secured Notes due 2029; and (iv) the Credit Agreement and related loan documents are secured on a pari passu basis by a first priority lien (subject to certain permitted liens) on the collateral securing such instruments, which collateral represents substantially all of the assets of the issuers or borrowers and guarantors party thereto (subject to customary exceptions). The obligations under the 9.50% Senior Secured Second Lien Notes due 2027 are secured by a second priority lien (subject to certain permitted liens) on, and on a junior basis with respect to, the collateral securing the obligations under the Credit Agreement, the 5.875% Senior Secured Notes due 2024, the 7.50% Senior Secured Notes due 2027 and the 6.125% Senior Secured Notes due 2029 and the related guarantees. Our senior unsecured notes are unsecured and effectively subordinated in right of priority to the obligations under the Credit Agreement, the 5.875% Senior Secured Notes due 2024, the 7.50% Senior Secured Notes due 2027, the 9.50% Senior Secured Second Lien Notes due 2027 and the 6.125% Senior Secured Notes due 2029, in each case to the extent of the value of the collateral securing such instruments.

The aggregate estimated fair value of the Company’s long-term debt, which was determined based on Level 2 quoted market price inputs for the same or similar debt issuances, was $4.1 billion and $4.9 billion at December 31, 2023 and December 31, 2022, respectively.

Credit Facilities

The Company and certain of its subsidiaries are party to the Credit Agreement (as amended from time to time, the Credit Agreement), which provides for: (i) a $1,000.0 million senior secured revolving credit facility (the Revolving Credit Facility) and (ii) a $2,000.0 million senior secured term loan facility (the Term Loan Facility and, together with the Revolving Credit Facility, the Credit Facilities). Current amounts outstanding as of December 31, 2023 under the Credit Facilities are set forth in the table above.

Principal payments on the Term Loan Facility equal to 0.25% of the initial $2,000.0 million principal amount are generally payable quarterly, beginning on June 30, 2021 and extending until the Term Loan Facility’s maturity date in March 2028, at which time the remaining principal amount outstanding is payable. Based on the Company’s borrowings under the Revolving Credit Facility outstanding at December 31, 2023, $74.6 million generally matures in 2024, with the remainder generally maturing in 2026.

Borrowings under the Revolving Credit Facility bear interest, at the borrower’s election, at a rate per annum equal to: (i) an applicable margin between 1.50% and 3.00% depending on the Company’s Total Net Leverage Ratio plus the Adjusted LIBO Rate (as defined in the Credit Agreement) or (ii) an applicable margin between 0.50% and 2.00% depending on the Company’s Total Net Leverage Ratio plus the Alternate Base Rate (as defined in the Credit Agreement). In addition, borrowings under our Term Loan Facility bear interest, at the borrower’s election, at a rate per annum equal to: (i) 5.00% plus the Adjusted LIBO Rate, subject to a London Interbank Offered Rate (LIBOR) floor of 0.75%, or (ii) 4.00% plus the Alternate Base Rate, subject to an Alternate Base Rate floor of 1.75%. Interest on these instruments is generally payable at the end of each interest period but at least every three months. The Credit Agreement includes provisions for a transition to an alternative benchmark rate other than LIBOR, which would have been effective upon notification from the applicable administrative agent. As a result of the ongoing Chapter 11 Cases, discussed in more detail below, the Company is not currently making scheduled interest payments under the Credit Agreement and therefore no notification was received, or required, from the administrative agent regarding the shift of the benchmark rate.

The foregoing summary, which does not purport to be complete, is based on the terms of the Credit Agreement. Refer to the “Covenants, Events of Default and Bankruptcy-Related Matters” section below for a discussion of the effects of the ongoing bankruptcy proceedings and the related event of default on the Credit Facilities.

Senior Notes and Senior Secured Notes

The terms of the various senior notes and senior secured notes outstanding as of December 31, 2023 include maturities between 2023 and 2029. Interest on these notes is generally payable semiannually in arrears. The indentures governing these notes generally allow for redemption prior to maturity, in whole or in part, subject to certain restrictions and limitations described therein. The foregoing summary, which does not purport to be complete, is based on the terms of the indentures governing our various senior notes and senior secured notes. Refer to the “Covenants, Events of Default and Bankruptcy-Related Matters” section below for a discussion of the effects of the ongoing bankruptcy proceedings and the related event of default on our various senior notes and senior secured notes.

Covenants, Events of Default and Bankruptcy-Related Matters

The agreements relating to our outstanding indebtedness contain certain covenants and events of default.

Beginning during the second quarter of 2022, we elected to not make the following interest payments on or prior to their scheduled due dates: (i) approximately $38 million that was due on June 30, 2022 with respect to our outstanding 6.00% Senior Notes due 2028; (ii) approximately $2 million that was due on July 15, 2022 with respect to our outstanding 5.375% Senior Notes due 2023 and 6.00% Senior Notes due 2023; (iii) approximately $45 million that was due on July 31, 2022 with respect to our outstanding 9.50% Senior Secured Second Lien Notes due 2027; and (iv) approximately $1 million that was due on August 1, 2022 with respect to our outstanding 6.00% Senior Notes due 2025. Under each of the indentures governing these notes, we had a 30-day grace period from the respective due dates to make these interest payments before such non-payments constituted events of default with respect to such notes. We chose to enter these grace periods while continuing discussions with certain creditors in connection with our evaluation of strategic alternatives. Our decision to enter these grace periods was not driven by liquidity constraints. We made the interest payment of approximately $38 million that became due on June 30, 2022 with respect to our outstanding 6.00% Senior Notes due 2028 on July 28, 2022, which was prior to the end of the applicable grace period. We also made the interest payments totaling approximately $2 million that became due on July 15, 2022 with respect to our outstanding 5.375% Senior Notes due 2023 and 6.00% Senior Notes due 2023 on August 11, 2022, which was prior to the end of the applicable grace periods.

On the Petition Date, the Debtors filed voluntary petitions for relief under the Bankruptcy Code, which constituted an event of default that accelerated our obligations under substantially all of our then-outstanding debt instruments. However, section 362 of the Bankruptcy Code stays creditors from taking any action to enforce the related financial obligations and creditors’ rights of enforcement in respect of the debt instruments are subject to the applicable provisions of the Bankruptcy Code.

As a result of the Chapter 11 Cases, since the Petition Date, we have not made, and we are not currently making, any scheduled principal or interest payments on the Credit Facilities or our various senior notes and senior secured notes. We are however making certain adequate protection payments as further discussed below. Additionally, as a result of the Chapter 11 Cases, all remaining commitments under the Revolving Credit Facility have been terminated.

The transactions contemplated by the amended RSA are subject to approval by the Bankruptcy Court, among other conditions. Accordingly, no assurance can be given that the transactions described therein will be consummated. Because the Company has not yet obtained approval by the Bankruptcy Court regarding such transactions, there remains uncertainty with respect to the ability of our creditors, including our secured and unsecured debt holders, to recover the full amount of their claims against us. As a result, all secured and unsecured debt instruments have been classified as Liabilities subject to compromise in our Consolidated Balance Sheets as of December 31, 2023 and December 31, 2022, and we ceased the recognition of interest expense related to these instruments as of the Petition Date. During the years ended December 31, 2023 and 2022, we did not recognize approximately $638 million and $231 million, respectively, of contractual interest expense that would have been recognized if not for the Chapter 11 Cases.

As part of the RSA that is further discussed in Note 2. Bankruptcy Proceedings, the Company and the Ad Hoc First Lien Group agreed on the terms of a proposed order authorizing the Company’s use of cash collateral (as modified and entered by the Bankruptcy Court on a final (amended) basis in October 2022, the Cash Collateral Order) in connection with the Chapter 11 Cases on certain terms and conditions set forth therein.

Pursuant to the Cash Collateral Order that is further discussed in Note 2. Bankruptcy Proceedings, we are, among other things, obligated to make certain adequate protection payments during our bankruptcy proceedings on each of our First Lien Debt Instruments. These adequate protection payments include the payment of amounts equal to any accrued and unpaid interest that existed as of the Petition Date by no later than eight business days after entry of the interim Cash Collateral Order, as well as the following payments, to be paid on the last business day of each calendar month, calculated based upon a rate of:

•

with respect to the Revolving Credit Facility and the Term Loan Facility, 200 basis points plus: (i) if denominated in dollars, ABR plus the Applicable Rate (each as defined in the Credit Agreement), or (ii) if denominated in Canadian dollars, the Canadian Prime Rate plus the Applicable Rate (each as defined in the Credit Agreement); and

•	with respect to the applicable senior secured notes, 100 basis points plus the applicable rate of interest set forth on the face of the applicable note.

The rates in the foregoing bullet points, which are used to calculate any applicable adequate protection payments, are expressed as a percentage of the contractual principal amounts outstanding without consideration of any reductions related to adequate protection payments. On a cumulative basis through December 31, 2023, we made the following adequate protection payments pursuant to the Cash Collateral Order:

•	$43.5 million with respect to the Revolving Credit Facility;

•	$379.7 million with respect to the Term Loan Facility; and

•	$482.7 million with respect to the applicable senior secured notes.

Adequate protection payments have generally been recorded as a reduction of the carrying amount of the respective First Lien Debt Instruments, which are classified as Liabilities subject to compromise. This accounting treatment is due to the aforementioned uncertainties with respect to the ultimate outcome of the bankruptcy proceedings which creates uncertainties surrounding the holders of First Lien Debt Instruments ability to recover, in full, the amount of outstanding principal associated with those instruments. Accordingly, from the Petition Date and through the third quarter of 2023, the carrying amounts of the respective First Lien Debt Instruments were reduced by the amount of adequate protection payments made. In December 2023, the Plan and related disclosure statement were filed with the Bankruptcy Court, which included for the first time, among other things, the estimated allowed claims with respect to outstanding debt obligations. As a result, we adjusted the carrying amount of all unsecured and potentially undersecured debt obligations at December 31, 2023 to equal the expected amount of the allowed claim as detailed in the Plan, resulting in an adjustment of approximately $905.9 million to Liabilities subject to compromise and a corresponding expense recognized within Reorganization items, net in the Consolidated

Statements of Operations. As further discussed in Note 2. Bankruptcy Proceedings, on January 12, 2024, the Bankruptcy Court entered an order conditionally approving our disclosure statement. Certain of the adequate protection payments may later be characterized as interest expense depending upon certain developments in the Chapter 11 Cases.

In addition to the terms described above, the Cash Collateral Order, among other things, establishes a budget for the Debtors’ use of cash collateral, establishes certain informational rights for the Debtors’ secured creditors and provides for the waiver of certain Bankruptcy Code provisions. The foregoing description of the Cash Collateral Order does not purport to be complete and is qualified in its entirety by reference to the Cash Collateral Order entered by the Bankruptcy Court in the Chapter 11 Cases.

Debt Financing Transactions

Set forth below are certain disclosures relating to debt financing transactions that occurred during the years ended December 31, 2023, 2022 and 2021.

March 2021 Refinancing

In March 2021, the Company executed certain transactions (the March 2021 Refinancing Transactions) that included:

•

refinancing in full its previously-existing term loans, which had approximately $3,295.5 million of principal outstanding immediately before refinancing (the Existing Term Loans), with the proceeds from: (i) a new $2,000.0 million term loan (the Term Loan Facility) and (ii) $1,295.0 million of newly issued 6.125% Senior Secured Notes due 2029 (collectively, the Term Loan Refinancing);

•	extending the maturity of approximately $675.3 million of existing revolving commitments under the Revolving Credit Facility to March 2026; and

•	making certain other modifications to the credit agreement that was in effect immediately prior to the March 2021 Refinancing Transactions (the Prior Credit Agreement).

The changes to the Credit Facilities and the Prior Credit Agreement were effected pursuant to an amendment and restatement agreement entered into by the Company in March 2021 (the Restatement Agreement), which amended and restated the Prior Credit Agreement (as amended and restated by the Restatement Agreement, the Credit Agreement), among Endo International plc, certain of its subsidiaries, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent, issuing bank and swingline lender.

The $2,000.0 million portion of the Term Loan Refinancing associated with the new term loan was accounted for as a debt modification, while the $1,295.0 million portion associated with the new notes issued was accounted for as an extinguishment. During the first quarter of 2021, in connection with the Term Loan Refinancing, $7.8 million of deferred and unamortized costs associated with the Existing Term Loans, representing the portion associated with the extinguishment, was charged to expense and is included in the Loss on extinguishment of debt line item in the Consolidated Statements of Operations. The Company also incurred an additional $56.7 million of new costs and fees, of which: (i) $29.2 million and $17.6 million were initially deferred to be amortized as interest expense over the terms of the Term Loan Facility and the newly issued 6.125% Senior Secured Notes due 2029, respectively; (ii) $6.0 million was considered debt extinguishment costs and was charged to expense in the first quarter of 2021 and is included in the Loss on extinguishment of debt line item in the Consolidated Statements of Operations; and (iii) $3.9 million was considered debt modification costs and was charged to expense in the first quarter of 2021 and is included in the Selling, general and administrative expense line item in the Consolidated Statements of Operations. The deferred amounts were being amortized as interest expense until the initiation of our bankruptcy proceedings during the third quarter of 2022, at which time the remaining unamortized costs were expensed as Reorganization items, net in the Consolidated Statements of Operations.

During the first quarter of 2021, the Company also incurred $2.1 million of new costs and fees associated with the extension of the Revolving Credit Facility, which were initially deferred to be amortized as interest expense over the new term of the Revolving Credit Facility. The deferred amounts were being amortized as interest expense until the initiation of our bankruptcy proceedings during the third quarter of 2022, at which time the remaining unamortized costs were expensed as Reorganization items, net in the Consolidated Statements of Operations.

October 2021 Revolving Credit Facility Repayment and January 2022 Senior Notes Repayments

In October 2021, commitments under the Revolving Credit Facility of approximately $76.0 million matured, thereby reducing the remaining commitments outstanding under the Revolving Credit Facility. This maturity, which reduced the remaining credit available under the Revolving Credit Facility, occurred because the 7.25% Senior Notes due 2022 and the 5.75% Senior Notes due 2022 were not refinanced or repaid in full prior to the date that was 91 days prior to their January 15, 2022 maturity dates. As a result of this maturity, the Company repaid approximately $22.8 million of borrowings in October 2021, representing the amount that had been borrowed pursuant to these matured commitments. The 7.25% Senior Notes due 2022 and the 5.75% Senior Notes due 2022 were repaid in January 2022.

Maturities

As noted above, the initiation of our bankruptcy proceedings constituted an event of default that accelerated our obligations under substantially all of our then-outstanding debt instruments. The following table presents, as of December 31, 2023, for each of the five fiscal years subsequent to December 31, 2023, the stated maturities on our long-term debt that would have been applicable if not for such acceleration (in thousands):

Maturities (1)
2024 (2)	$394,600
2025	$41,578
2026 (2)	$222,600
2027	$2,976,069
2028	$3,125,416

(1)

The terms of the Credit Agreement provide that certain amounts borrowed pursuant to the Credit Facilities could mature prior to their scheduled maturity date if certain of our senior notes are not refinanced or repaid prior to the date that is 91 days prior to the respective stated maturity dates thereof. The amounts in this maturities table do not reflect any potential early repayments or refinancings.

(2)	Based on the Company’s borrowings under the Revolving Credit Facility that were outstanding at December 31, 2023, $74.6 million would have matured in 2024, with the remainder maturing in 2026.

As discussed above, as a result of the Chapter 11 Cases, since the Petition Date, we have not made, and we are not currently making, any scheduled principal or interest payments on the Credit Facilities or our various senior notes and senior secured notes. Therefore, the timing and amount of any future principal and interest payments is uncertain. The table above excludes $30.0 million of principal outstanding on our Term Loan Facility that, pursuant to the terms of the Credit Agreement, matured on or before December 31, 2023 but has not yet been paid as a result of the Chapter 11 Cases. Additionally, the table above excludes $62.6 million of principal outstanding on our 5.375% Senior Notes due 2023 and 6.00% Senior Notes due 2023 that matured on or before December 31, 2023 but has not yet been paid as a result of the Chapter 11 Cases.

NOTE 16. COMMITMENTS AND CONTINGENCIES

Manufacturing, Supply and Other Service Agreements

Our subsidiaries contract with various third-party manufacturers, suppliers and service providers to provide raw materials used in our subsidiaries’ products and semi-finished and finished goods, as well as certain packaging, labeling services, customer service support, warehouse and distribution services. If, for any reason, we are unable to obtain sufficient quantities of any of the finished goods or raw materials or components required for our products or services needed to conduct our business, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition to the manufacturing and supply agreements described above, we have agreements with various companies for clinical development and certain other services. Although we have no reason to believe that the parties to these agreements will not meet their obligations, failure by any of these third parties to honor their contractual obligations may have a material adverse effect on our business, financial condition, results of operations and cash flows.

U.S. Government Cooperative Agreement

In November 2021, we entered into a cooperative agreement with the U.S. Department of Defense (DoD), pursuant to an interagency agreement with the U.S. Department of Health and Human Service (HHS) whereby the DoD provided contracting support to HHS during the COVID-19 pandemic. The cooperative agreement with the DoD concluded in the third quarter of 2023 and a new cooperative agreement with HHS, containing substantially the same terms, was simultaneously executed. The purpose of the original cooperative agreement with the DoD, and subsequently the cooperative agreement with HHS, is to expand our Sterile Injectables segment’s fill-finish manufacturing production capacity and capabilities at our Rochester, Michigan plant to support the U.S. government’s national defense efforts regarding production of critical medicines advancing pandemic preparation (the U.S. Government Cooperative Agreement). The U.S. Government Cooperative Agreement is part of the U.S. government’s efforts, authorized under the Defense Production Act, to address potential vulnerabilities in critical product supply chains and strengthen the advancement of domestic manufacturing capabilities critical to the national defense, including essential medicines production.

Under the terms of the U.S. Government Cooperative Agreement, our Rochester facility will establish new sterile fill-finish manufacturing assets capable of processing liquid or lyophilized products requiring Biosafety Level (BSL) 2 containment in order to establish and sustain BSL 2 sterile fill-finish production capacity to create and maintain industrial base capabilities for the national defense. Certain qualifying costs are eligible for reimbursement by the U.S. government under a cost share arrangement, generally within 30 days of us submitting requests for reimbursement. The Company must generally incur the costs before subsequently seeking reimbursement of qualifying costs from the U.S. government. Amounts reimbursed are subject to audit and may be recaptured by the U.S. government in certain circumstances.

Construction is currently in progress. During the years ended December 31, 2023 and December 31, 2022, we incurred costs of approximately $52.9 million and $39.0 million, respectively, associated with the U.S. Government

Cooperative Agreement. The following table summarizes certain information about the activity under the U.S. Government Cooperative Agreement at December 31, 2023 and December 31, 2022 (dollars in thousands):

	Year Ended December 31,
	2023	2022
Cumulative grant proceeds received to reimburse asset construction	$58,032	$18,635
Capex reimbursement receivable, included in Accounts receivable, net	5,514	7,856
Cumulative amounts applied against assets placed in service (1)	(18,922)	—

Total deferred grant income (2)	$44,624	$26,491

Assets under construction, gross	$58,359	$34,950
Assets placed in service, gross	24,898	—
Endo’s portion of costs included in Property, plant and equipment, net	(19,711)	(8,459)
Cumulative amounts applied against assets placed in service (1)	(18,922)	—

Total deferred grant income (2)	$44,624	$26,491

(1)

During 2023, a portion of the facility constructed under the U.S. Government Cooperative Agreement was placed into service. Consistent with our policy election, discussed in Note 3. Summary of Significant Accounting Policies, we have deducted the corresponding grant reimbursement from Property, plant and equipment, net when the asset was placed in service.

(2)	At December 31, 2023 and 2022, this amount, representing the reimbursable portion of costs included in assets under construction is included in Other liabilities in our Consolidated Balance Sheets.

Approximately $1.3 million and $1.0 million has been charged to expense, including depreciation for assets placed into service, during the years ended December 31, 2023 and 2022, respectively, with the majority of such expense included within Selling, general and administrative expenses and Cost of revenues in our Consolidated Statements of Operations. During the years ended December 31, 2023 and 2022, these amounts are net of approximately $4.1 million and $3.1 million, respectively, representing the reimbursable portion of costs incurred.

Amounts included in our Consolidated Financial Statements as of and for the year ended December 31, 2021 were not material.

We estimate that approximately three-quarters of our expected capital expenditures related to this agreement, as well as the corresponding reimbursements from the U.S. government, have occurred through December 31, 2023. We anticipate that facility readiness will occur in 2025, but there can be no assurance this will occur.

The new sterile fill-finish manufacturing assets will be available to support our future commercial operations, subject to the U.S. government’s conditional priority access and certain preferred pricing obligations under the U.S. Government Cooperative Agreement. The U.S. government will have conditional priority access to the facility for an initial period of ten years from the completion of the expansion project, which could be extended in the future after good faith negotiation and on commercially reasonable terms and conditions. Specifically, the U.S. government (or a third-party U.S. government supporting entity) will have priority access to utilize the new sterile fill-finish manufacturing assets for the production of a medical countermeasure if a determination is made in writing by the Secretary of HHS that the priority access is needed to respond to a disease, health condition or other threat to the public health that causes a public health emergency or a credible risk of such an emergency. The U.S. Government Cooperative Agreement also contemplates the establishment of separate supply agreements to be negotiated in good faith on mutually-acceptable commercially reasonable terms. Refer to Note 3. Summary of Significant Accounting Policies for additional information about our accounting for the U.S. Government Cooperative Agreement.

Legal Proceedings and Investigations

We and certain of our subsidiaries are involved in various claims, legal proceedings and internal and governmental investigations (collectively, proceedings) arising from time to time, including, among others, those relating to product liability, intellectual property, regulatory compliance, consumer protection, tax and commercial matters. An adverse outcome in certain proceedings described herein could have a material adverse effect on our business, financial condition, results of operations and cash flows. We are also subject to a number of matters that are not being disclosed herein because, in the opinion of our management, these matters are immaterial both individually and in the aggregate with respect to our financial position, results of operations and cash flows.

As further discussed in Note 2. Bankruptcy Proceedings, on the Petition Date, certain of the Debtors filed voluntary petitions for relief under the Bankruptcy Code. Certain additional Debtors filed voluntary petitions for relief under the Bankruptcy Code on May 25, 2023 and May 31, 2023. Under the Bankruptcy Code, third-party actions to collect pre-petition indebtedness owed by the Debtors, as well as most litigation pending against the Debtors as of the Petition Date, are generally subject to an automatic stay. However, under the Bankruptcy Code, certain legal proceedings, such as those involving the assertion of a governmental entity’s police or regulatory powers, may not be subject to the automatic stay and may continue unless otherwise ordered by the Bankruptcy Court. As a result, some proceedings may continue (or certain parties may attempt to argue that such proceedings should continue) notwithstanding the automatic stay. Where no stay is in place or expected, and in the event the stays in place were to be lifted, we intend to vigorously prosecute or defend our position as appropriate. We cannot predict the outcome of any proceeding, and there can be no assurance that we will be successful or obtain any requested relief.

We believe that certain settlements and judgments, as well as legal defense costs, relating to certain product liability or other matters are or may be covered in whole or in part under our insurance policies with a number of insurance carriers. In certain circumstances, insurance carriers reserve their rights to contest or deny coverage. We intend to contest vigorously any disputes with our insurance carriers and to enforce our rights under the terms of our insurance policies. Notwithstanding the foregoing, amounts recovered under our insurance policies could be materially less than stated coverage limits and may not be adequate to cover damages, other relief and/or costs relating to claims. In addition, there is no guarantee that insurers will pay claims in the amounts we expect or that coverage will otherwise be available. Even where claims are submitted to insurance carriers for defense and indemnity, there can be no assurance that the claims will be covered by insurance or that the indemnitors or insurers will remain financially viable or will not challenge our right to reimbursement in whole or in part. Accordingly, we will record receivables with respect to amounts due under these policies only when the realization of the potential claim for recovery is considered probable.

We may not have and may be unable to obtain or maintain insurance on acceptable terms or with adequate coverage against potential liabilities or other losses, including costs, judgments, settlements and other liabilities incurred in connection with current or future legal proceedings, regardless of the success or failure of the claim. For example, we do not have insurance sufficient to satisfy all of the opioid claims that have been made against us. We also generally no longer have product liability insurance to cover claims in connection with the mesh-related litigation described herein. Additionally, we may be limited by the surviving insurance policies of acquired entities, which may not be adequate to cover potential liabilities or other losses. The failure to generate sufficient cash flow or to obtain other financing could affect our ability to pay amounts due under those liabilities not covered by insurance. Additionally, the nature of our business, the legal proceedings to which we are exposed and any losses we suffer may increase the cost of insurance, which could impact our decisions regarding our insurance programs. Finally, as set forth in the stipulation filed with the Bankruptcy Court on March 24, 2023 (see Note 2. Bankruptcy Proceedings), our ability to access certain insurance proceeds may be impacted by the resolution reached with the UCC.

As of December 31, 2023, our accrual for loss contingencies totaled $2,431.5 million, the most significant components of which relate to: (i) various opioid-related matters as further described herein and (ii) product liability and related matters associated with transvaginal surgical mesh products, which we have not sold since March 2016. Although we believe there is a possibility that a loss in excess of the amount recognized exists, we are unable to estimate the possible loss or range of loss in excess of the amount recognized at this time. As of December 31, 2023, our entire accrual for loss contingencies is classified as Liabilities subject to compromise in the Consolidated Balance Sheets and recorded at the expected allowed claim amount, even if they may ultimately be settled for different amounts. As a result of the automatic stay under the Bankruptcy Code and the uncertain treatment of these liabilities pursuant to a chapter 11 plan or otherwise, the timing and amount of payment, if any, related to the amounts accrued for loss contingencies is uncertain.

As part of the Chapter 11 Cases, persons and entities believing that they have claims or causes of action against the Debtors, including litigants, may file proofs of claim evidencing such claims. On April 3, 2023, the Bankruptcy Court entered the Bar Date Order, as subsequently amended on June 23, 2023 and July 14, 2023, setting July 7, 2023 as the general bar date (deadline) for persons and non-governmental entities to file proofs of claim against the Debtors. The Bankruptcy Court also set May 31, 2023 as the bar date for governmental entities to file claims other than certain claims relating to opioids against the Debtors. Certain claims, including most governmental claims relating to opioids, are subject to separate bar date procedures as set forth in more detail in the Bar Date Order.

At the Debtors’ request, the Bankruptcy Court has appointed the FCR in the Chapter 11 Cases. As further described in the applicable Bankruptcy Court filings, the FCR represents the rights of individuals who may in the future assert one or more personal injury claims against the Debtors or a successor of the Debtors’ businesses relating to the Debtors’ opioid or transvaginal surgical mesh products, but who could not assert such claims in the Chapter 11 Cases because, among other reasons, such individuals were unaware of the alleged injury, had a latent manifestation of the alleged injury or were otherwise unable to assert or incapable of asserting claims based on the alleged injury. Although the FCR was initially appointed to represent the rights of individuals who may in the future assert one or more personal injury claims against the Debtors or a successor of the Debtors’ businesses relating to the Debtors’ ranitidine products, in August 2023 the Bankruptcy Court entered an order terminating the FCR’s appointment with respect to claims relating to the Debtors’ ranitidine products.

Vaginal Mesh Matters

Since 2008, we and certain of our subsidiaries, including American Medical Systems Holdings, Inc. (AMS) (which subsequently converted to Astora Women’s Health Holdings, LLC and merged into Astora Women’s Health LLC (Astora)), have been named as defendants in multiple lawsuits in various state and federal courts in the U.S., and in the United Kingdom, Australia and other countries, alleging personal injury resulting from the use of transvaginal surgical mesh products designed to treat POP and SUI. We have not sold such products since March 2016. Plaintiffs claim a variety of personal injuries, including chronic pain, incontinence, inability to control bowel function and permanent deformities, and seek compensatory and punitive damages, where available.

At various times from June 2013 through the Petition Date, the Company and/or certain of its subsidiaries entered into various Master Settlement Agreements (MSAs) and other agreements intended to resolve approximately 71,000 filed and unfiled U.S. mesh claims. These MSAs and other agreements were solely by way of compromise and settlement and were not an admission of liability or fault by us or any of our subsidiaries. All MSAs were subject to a process that included guidelines and procedures for administering the settlements and the release of funds. In certain cases, the MSAs provided for the creation of QSFs into which settlement funds were deposited, established participation requirements and allowed for a reduction of the total settlement payment in the event participation thresholds were not met. In certain circumstances, participation requirements or other conditions for payment were not satisfied prior to the Petition Date. Funds deposited in QSFs are considered restricted cash and/or restricted cash equivalents. Distribution of funds to any individual claimant was conditioned upon the receipt of documentation substantiating product use, the dismissal of any lawsuit and the release of the claim as to us and all affiliates. Prior to receiving funds, an individual claimant was required to represent and warrant that liens, assignment rights or other claims identified in the claims administration process have been or will be satisfied by the individual claimant. Confidentiality provisions applied to the settlement funds, amounts allocated to individual claimants and other terms of the agreements.

The following table presents the changes in the mesh-related QSFs and liability accrual balances during the year ended December 31, 2023 (in thousands):

	Mesh Qualified Settlement Funds	Mesh Liability Accrual (1)
Balance as of December 31, 2022	$50,339	$222,972
Additional charges	—	495
Cash distributions to settle disputes from Qualified Settlement Funds	(2,279)	(2,279)
Other (2)	1,404	1,404

Balance as of December 31, 2023	$49,464	$222,592

(1)	As of December 31, 2023 and December 31, 2022, the entire accrual is classified as Liabilities subject to compromise in the Consolidated Balance Sheets.
(2)

Amounts deposited in the QSFs earn interest from time to time that is reflected in the table above as an increase to the QSF and Mesh Liability Accrual balances. Subject to any restrictions on making payments as a result of the Chapter 11 Cases, such interest is generally used to pay administrative costs of the funds and any interest remaining after all claims have been paid will generally be distributed to the claimants who participated in that settlement. Also included within this line are foreign currency adjustments for settlements not denominated in U.S. dollars.

Charges related to vaginal mesh liability and associated legal fees and other expenses for all periods presented are reported in Discontinued operations, net of tax in our Consolidated Statements of Operations.

As of December 31, 2023, the Company has made total cumulative mesh liability payments of approximately $3.6 billion, $49.5 million of which remains in the QSFs as of December 31, 2023. In light of the filing of petitions for relief under the Bankruptcy Code, we do not expect to make new payments under previously executed mesh settlement agreements within the next 12 months. As funds are disbursed out of the QSFs from time to time, the liability accrual will be reduced accordingly with a corresponding reduction to restricted cash and cash equivalents.

In June 2023, the Company filed a motion in the Bankruptcy Court seeking: (i) confirmation that the automatic stay does not apply to certain distributions to mesh claimants under the QSFs and (ii) authorization to request the return of the QSF funds to relevant parties (the QSF Motion). In July 2023, the Bankruptcy Court entered an order confirming that the automatic stay does not apply to certain distributions from QSFs for mesh claimants for whom the Company does not have a reversionary interest, as scheduled in the QSF Motion, and authorizing the Company to request the return of the QSF funds for the mesh claimants who did not object to the QSF Motion. Objecting mesh claimants have until March 14, 2024 to file a formal objection to the QSF Motion, unless otherwise agreed by the Company and such claimants and approved by the Bankruptcy Court. Any such objections are currently scheduled to be heard by the Bankruptcy Court on March 21, 2024.

As of the Petition Date, mesh personal injury claims against AMS and Astora, in the U.S., became subject to the automatic stay applicable under the Bankruptcy Code, and stays of mesh litigation have been obtained in the United Kingdom and Australia. In certain other countries where no stay is in place, and in the event the stays in place were to be lifted, we will continue to vigorously defend any unresolved claims and to explore other options as appropriate in our best interests.

We were contacted in October 2012 regarding a civil investigation initiated by various U.S. state attorneys general into mesh products, including transvaginal surgical mesh products designed to treat POP and SUI. In November 2013, we received a subpoena relating to this investigation from the state of California, and we subsequently received additional subpoenas from California and other states. We are cooperating with the investigations.

The resolution reached with the UCC contemplates the creation and funding of a trust for the benefit of certain unsecured creditors and sub-trusts established thereunder, one of which shall be established for the benefit of certain mesh claimants. Additionally, on April 13, 2023, the Purchaser and the FCR filed a resolution with the Bankruptcy Court that contemplates that the Future PI Trust will allocate an aggregate amount of $0.5 million to eligible future mesh claimants in exchange for certain releases to be provided to (among others) the Purchaser and Endo International plc, its subsidiaries and affiliated entities and persons. As previously noted, the Plan is subject to the approval of the Bankruptcy Court and therefore there is no guarantee that the proposed sale transaction to the Purchaser contemplated by the Plan, or the establishment and funding of the trusts contemplated under the Plan, will actually occur. Additionally, similar matters to the foregoing may be brought by others or the foregoing matters may be expanded. We are unable to predict the outcome of these matters or to estimate the possible range of any additional losses that could be incurred.

Although the Company believes it has appropriately estimated the allowed claim amount associated with all mesh-related matters as of the date of this report, it is reasonably possible that adjustments to our overall liability accrual may be required. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Opioid-Related Matters

Since 2014, multiple U.S. states as well as other governmental persons or entities and private plaintiffs in the U.S. and Canada have filed suit against us and/or certain of our subsidiaries, including EHSI, EPI, PPI, PPCI, Endo Generics Holdings, Inc. (EGHI), Vintage Pharmaceuticals, LLC, Generics Bidco I, LLC, DAVA Pharmaceuticals, LLC, PSP LLC and in Canada, Paladin and EVU, as well as various other manufacturers, distributors, pharmacies and/or others, asserting claims relating to the defendants’ alleged sales, marketing and/or distribution practices with respect to prescription opioid medications, including certain of our products. As of February 28, 2024, pending cases in the U.S. of which we were aware include, but are not limited to, approximately 15 cases filed by or on behalf of states; approximately 2,570 cases filed by counties, cities, Native American tribes and/or other government-related persons or entities; approximately 310 cases filed by hospitals, health systems, unions, health and welfare funds or other third-party payers and approximately 220 cases filed by individuals, including but not limited to legal guardians of children born with neonatal abstinence syndrome. Certain of the U.S. cases are putative class actions. The Canadian cases include an action filed by British Columbia on behalf of a proposed class of all federal, provincial and territorial governments and agencies in Canada that paid healthcare, pharmaceutical and treatment costs related to opioids; an action filed in Alberta on behalf of a proposed class of all local or municipal governments in Canada; an action filed in Saskatchewan on behalf of a proposed class of all First Nations communities and local or municipal governments in Canada; and three additional putative class actions, filed in British Columbia, Ontario and Quebec, seeking relief on behalf of Canadian residents who were prescribed and/or consumed opioid medications.

The complaints in the cases assert a variety of claims, including but not limited to statutory claims asserting violations of public nuisance, consumer protection, unfair trade practices, racketeering, Medicaid fraud and/or drug dealer liability laws and/or common law claims for public nuisance, fraud/misrepresentation, strict liability, negligence and/or unjust enrichment. The claims are generally based on alleged misrepresentations and/or omissions in connection with the sale and marketing of prescription opioid medications and/or alleged failures to take adequate steps to identify and report suspicious orders and to prevent abuse and diversion. Plaintiffs seek various remedies including, without limitation, declaratory and/or injunctive relief; compensatory, punitive and/or treble damages; restitution, disgorgement, civil penalties, abatement, attorneys’ fees, costs and/or other relief. The damages sought exceed our applicable insurance.

Many of the U.S. cases have been coordinated in a federal multidistrict litigation (MDL) pending in the U.S. District Court for the Northern District of Ohio; however, in April 2022, the Judicial Panel on Multidistrict Litigation issued an order suggesting that, based on the progress of the MDL, it would no longer transfer new cases filed in or removed to federal court to the MDL. Other cases are pending in various federal or state courts. Following the Petition Date, litigation activity against the Company and its subsidiaries ceased in nearly all pending cases as a result of the automatic stay and a November 2022 preliminary injunction order issued by the Bankruptcy Court. In August 2023, the Bankruptcy Court extended the preliminary injunction by a further 180 days. A similar cessation of litigation activity is in place in Canada.

In June 2020, the New York State Department of Financial Services (DFS) commenced an administrative action against the Company, EPI, EHSI, PPI and PPCI alleging violations of the New York Insurance Law and New York Financial Services Law. In July 2021, DFS filed an amended statement of charges. The amended statement of charges alleges that fraudulent or otherwise wrongful conduct in the marketing, sale and/or distribution of opioid medications caused false claims to be submitted to insurers. DFS seeks civil penalties for each allegedly fraudulent prescription as well as injunctive relief. In July 2021, EPI, EHSI, PPI and PPCI, among others, filed a petition in New York state court seeking to prohibit DFS from proceeding with its administrative enforcement action. In December 2021, DFS filed a motion to dismiss that petition, which the court granted in June 2022. The Company’s subsidiaries, among others, appealed that ruling in July 2022. Both the appeal and the DFS administrative matter were stayed following commencement of the Chapter 11 Cases.

Between 2019 and the Petition Date, the Company and/or certain of its subsidiaries executed a number of settlement agreements to resolve governmental opioid claims brought by certain states, counties, cities and/or other governmental entities. Certain related developments include but are not limited to the following:

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In September 2019, EPI, EHSI, PPI and PPCI executed a settlement agreement with two Ohio counties providing for payments totaling $10 million and up to $1 million of VASOSTRICT® and/or ADRENALIN®. The settlement amount was paid during the third quarter of 2019.

•	In January 2020, EPI and PPI executed a settlement agreement with the state of Oklahoma providing for a payment of $8.75 million. The settlement amount was paid during the first quarter of 2020.

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In August 2021, EPI, EHSI, nine counties in eastern Tennessee, eighteen municipalities within those counties and a minor individual executed a settlement agreement providing for a payment of $35 million. The settlement amount was paid during the third quarter of 2021.

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In September 2021, Endo International plc, EPI, EHSI, PPI and PPCI executed a settlement agreement with the state of New York and two of its counties providing for a payment of $50 million. The settlement amount was paid during the third quarter of 2021.

•

In October 2021, EPI and EHSI executed a settlement agreement with the Alabama Attorney General’s office intended to resolve opioid-related cases and claims of the state and other Alabama governmental persons and entities in exchange for a total payment of $25 million, subject to certain participation thresholds. The settlement amount was not paid as of the Petition Date and, as a result of the Chapter 11 Cases, it is not known when or if such amount will be paid.

•	In December 2021, Endo International plc, EPI, EHSI, PPI and PPCI executed a settlement agreement with the Texas Attorney General’s office and four Texas counties intended to resolve opioid-related cases and claims of the state and other Texas governmental persons and entities in exchange for a total payment of $63 million, subject to certain participation thresholds. The settlement amount was deposited into a QSF during the first quarter of 2022.

•

In January 2022, EPI and EHSI executed a settlement agreement with the Florida Attorney General’s office intended to resolve opioid-related cases and claims of the state and other Florida governmental persons and entities in exchange for a total payment of up to $65 million, subject to certain participation thresholds. The settlement amount was deposited into a QSF during the second quarter of 2022.

•

In February 2022, EPI and EHSI executed a settlement agreement with the Louisiana Attorney General’s office intended to resolve opioid-related cases and claims of the state and other Louisiana governmental persons and entities in exchange for a total payment of $7.5 million, subject to certain participation thresholds. The settlement amount was not paid as of the Petition Date and, as a result of the Chapter 11 Cases, it is not known when or if such amount will be paid.

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In March 2022, EPI, EHSI and PPI executed a settlement agreement with the West Virginia Attorney General’s office intended to resolve opioid-related cases and claims of the state and other West Virginia governmental persons and entities in exchange for a total payment of $26 million, subject to certain participation thresholds. The settlement amount was not paid as of the Petition Date and, as a result of the Chapter 11 Cases, it is not known when or if such amount will be paid.

•

In June 2022, EPI and EHSI executed a settlement agreement with the Arkansas Attorney General’s office and certain Arkansas local governments intended to resolve opioid-related cases and claims of the state and other Arkansas governmental persons and entities in exchange for a total payment of $9.75 million, subject to certain participation thresholds. With the exception of certain amounts held back pursuant to an MDL common benefit fund order, the settlement amount was paid during the third quarter of 2022.

•

In July 2022, EPI and EHSI executed a settlement agreement with the Mississippi Attorney General’s office intended to resolve opioid-related cases and claims of the state and other Mississippi governmental persons and entities in exchange for a total payment of $9 million, subject to certain participation thresholds. The settlement amount was not paid as of the Petition Date and, as a result of the Chapter 11 Cases, it is not known when or if such amount will be paid.

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In July 2022, EPI, EHSI, PPI and PPCI executed a settlement agreement with the City and County of San Francisco providing for an initial payment of $5 million and subsequent payments of $500,000 a year over ten years. The settlement amount was not paid as of the Petition Date and, as a result of the Chapter 11 Cases, it is not known when or if such amount will be paid.

While the specific terms of the agreements vary, each agreement was solely by way of compromise and settlement and was not in any way an admission of wrongdoing, fault or liability of any kind by us or any of our subsidiaries. Certain settlement agreements provided for the creation of QSFs, the repayment of some or all of the settlement amount under certain conditions and/or additional payments in the event certain conditions were met. Depending on the terms of the respective agreements, funds deposited in QSFs have been and may continue to be considered restricted cash and/or restricted cash equivalents for a period of time subsequent to the initial funding. Distribution of funds from the QSFs is conditioned upon certain criteria that vary by agreement.

Certain of the settlement agreements described above provide for injunctive relief. The RSA also provides for certain voluntary injunctive terms that bind the Debtors during the course of the bankruptcy proceedings and would apply to any purchaser of our opioid business in conjunction with the bankruptcy proceedings. The Bankruptcy Court also approved certain injunctive terms in connection with its November 2022 preliminary injunction against the continued litigation of opioid actions brought by public plaintiffs.

The Plan provides for the establishment by the Debtors of opioid trusts, and other forms of funding, for the benefit of certain public, tribal and private present and future opioid claimants in exchange for certain releases to be provided to (among others) the Purchaser and Endo International plc, its subsidiaries and affiliated entities and persons. In particular, under the RSA (as amended), the opioid trusts would be funded over a period of ten years (subject to prepayment mechanics), with up to a total of approximately $613 million to be distributed to eligible claimants, and the opioid school district recovery trust would be funded, over a period of two years, with up to $3 million to be distributed to public school districts that elect to participate in such initiative. Under the proposed public claimant opioid trust, states which previously entered into settlement agreements and received payments from us may elect to participate in the trust. In doing so, those states would agree to return the amounts previously received under the prior settlement agreement(s), net of the amounts allocated to them by the trust, and would receive in return a release from any claim for the return of settlement funds under the applicable section of the Bankruptcy Code. As previously noted, the Plan is subject to the approval of the Bankruptcy Court and therefore there is no guarantee that the proposed transactions contemplated by the Plan to the Purchaser, and the funding of the opioid trusts and the opioid school district recovery trust (including the trusts for certain future opioid claimants), will actually occur.

Although the proposed opioid trusts and opioid school district recovery trust were initially contemplated to be funded by the Purchaser in connection with the standalone Sale, and not by the Company or any of its subsidiaries, we previously concluded that these proposed funding amounts, which are now reflected in the Plan, represent the Company’s best estimate of the allowed claims related to the contingencies associated with various opioid claims against the Company and its subsidiaries. As such, during the third quarter of 2022, we recorded charges of approximately $419 million to adjust our aggregate opioid liability accrual to approximately $550 million based on the terms set forth in the public opioid trust term sheet attached to the original RSA. In March 2023, the Ad Hoc First Lien Group (and Purchaser) reached certain resolutions in principle with both the UCC and OCC appointed in the Chapter 11 Cases and certain ad hoc groups of debtholders. These resolutions, documented in the stipulation filed with the Bankruptcy Court on March 24, 2023 (and discussed in additional detail under “Resolutions in the Chapter 11 Cases” in Note 2. Bankruptcy Proceedings), are supported by the Debtors. The resolutions include, among other things, a $34 million increase to the funding amount for the proposed voluntary private opioid trust. In addition, the Ad Hoc First Lien Group agreed to a $15 million increase to the funding amount for the proposed voluntary public opioid trust. The agreement to increase the funding amount for the proposed voluntary private opioid trust was announced prior to the filing of the Annual Report on Form 10-K for the year ended December 31, 2022; accordingly, we recorded an additional charge of $34 million in the fourth quarter of 2022 to increase our aggregate opioid liability accrual to approximately $584 million. The agreement to increase the funding amount for the proposed voluntary public opioid trust was not announced until after the filing of the Annual Report on Form 10-K for the year ended December 31, 2022. Therefore, we recorded an additional charge of $15 million in the first quarter of 2023 to increase our aggregate opioid liability accrual to approximately $599 million. On July 13, 2023, the Purchaser and the FCR filed with the Bankruptcy Court both a term sheet for a proposed resolution among such parties (the FCR Term Sheet) and an amended term sheet for the proposed voluntary private opioid trust. The resolution with the FCR provides that, in exchange for certain releases to be provided to (among others) the Purchaser and the Company and its affiliates, the Purchaser will agree to fund a trust of $11.5 million to be established for the benefit of certain future opioid claimants. The amended term sheet for the proposed voluntary private opioid trust provides for a $0.5 million increase to the funding amount for the proposed voluntary private opioid trust. Accordingly, we recorded an additional charge of $12 million in the second quarter of 2023 to increase our aggregate opioid liability to approximately $611 million. In August 2023, the Purchaser and the Public School District Creditors filed with the Bankruptcy Court a term sheet for a proposed resolution among such parties. In exchange for certain releases to be provided to (among others) the Purchaser and the Company and its affiliates, the Purchaser will agree to fund an opioid school district recovery trust up to $3 million for the purpose of funding opioid abuse/misuse abatement or remediation programs to be implemented by the Public School District Creditors. In September 2023, the Purchaser and the Canadian Provinces filed with the Bankruptcy Court a term sheet for a proposed resolution among such parties. In exchange for certain releases to be provided to (among others) the Purchaser and the Company and its affiliates, the Purchaser will agree to fund a voluntary trust of approximately $7 million to be established for the benefit of the Canadian Provinces. Accordingly, we recorded an additional charge of approximately $10 million in the third quarter of 2023 to increase our aggregate opioid liability to approximately $621 million. In December 2023, in connection with the Plan, state opioid claimants agreed to decrease the gross amount of the initial public opioid trust settlement by approximately $5 million in exchange for certain prepayment rights. In February 2024, the resolutions reached with the DOJ with respect to claims filed in the Chapter 11 Cases by the U.S. Government provides that the U.S. Government will have in connection with its opioid-related criminal and civil investigations of certain of the Debtors: (i) an allowed, general unsecured claim in the amount of $1,086 million in connection with a criminal fine arising from a plea agreement entered into by EHSI and; (ii) an allowed, general unsecured claim in the amount of approximately $476 million in connection with a civil settlement agreement entered into by EHSI. Accordingly, we recorded an additional charge of approximately $1,557 million in the fourth quarter of 2023 to increase our aggregate opioid liability to approximately $2,178 million. These liabilities represent the Company’s best estimate of the allowed claims related to the contingencies associated with various opioid claims against the Company and its subsidiaries.

To the extent unresolved, and in the event stays in place were to be lifted, we will continue to vigorously defend the foregoing matters and to explore other options as appropriate in our best interests, which may include entering into settlement negotiations and settlements even in circumstances where we believe we have meritorious defenses. Similar matters may be brought by others or the foregoing matters may be expanded. We are unable to predict the outcome of these matters or to estimate the possible range of any additional losses that could be incurred. Adjustments to the expected amount of the allowed claim may be required in the future, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition to the lawsuits and administrative matters described above, the Company and/or its subsidiaries have received certain subpoenas, civil investigative demands (CIDs) and informal requests for information concerning the sale, marketing and/or distribution of prescription opioid medications, including but not limited to the following:

•

Various state attorneys general have served subpoenas and/or CIDs on EHSI and/or EPI. Some of these state attorneys general subsequently filed lawsuits against the Company and/or its subsidiaries and/or have indicated their support for the opioid trusts described above. To the extent any state attorney general investigations are continuing, we are cooperating with them.

•

In January 2018, EPI received a federal grand jury subpoena from the U.S. District Court for the Southern District of Florida (S.D. Florida) seeking documents and information related to OPANA® ER, other oxymorphone products and marketing of opioid medications. S.D. Florida’s investigation is contemplated to be resolved in accordance with Endo’s resolution with the DOJ.

•

In December 2020, the Company received a subpoena issued by the U.S. Attorney’s Office for the Western District of Virginia seeking documents related to McKinsey & Company. The Company received a related subpoena in May 2021, also issued by the U.S. Attorney’s Office for the Western District of Virginia. We are cooperating with the investigation.

Similar investigations may be brought by others or the foregoing matters may be expanded or result in litigation. We are unable to predict the outcome of these matters or to estimate the possible range of any losses that could be incurred. Adjustments to the expected amount of the allowed claim may be required in the future, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Ranitidine Matters

In June 2020, an MDL pending in the U.S. District Court for the Southern District of Florida, In re Zantac (Ranitidine) Products Liability Litigation, was expanded to add PPI and numerous other manufacturers and distributors of generic ranitidine as defendants. The claims are generally based on allegations that under certain conditions the active ingredient in ranitidine medications can break down to form an alleged carcinogen known as N-Nitrosodimethylamine (NDMA). The complaints assert a variety of claims, including but not limited to various product liability, breach of warranty, fraud, negligence, statutory and unjust enrichment claims. Plaintiffs generally seek various remedies including, without limitation, compensatory, punitive and/or treble damages; restitution, disgorgement, civil penalties, abatement, attorneys’ fees and costs as well as injunctive and/or other relief. Similar complaints against various defendants, in some instances including PPI, have also been filed in certain state courts, including but not limited to California, Illinois and Pennsylvania. Neither PPI nor its subsidiaries have manufactured or sold ranitidine since 2016.

The MDL court has issued various case management orders, including orders directing the filing of “master” and short-form complaints, establishing a census registry process for potential claimants and addressing various discovery issues. In December 2020, the court dismissed the master complaints as to PPI and other defendants with leave to amend certain claims. Certain plaintiffs, including a third-party payer pursuing class action claims, appealed the dismissal orders. PPI was dismissed from the third-party payer appeal in September 2022. In November 2022, the U.S. Court of Appeals for the Eleventh Circuit (Eleventh Circuit) affirmed the dismissal of the third-party payer complaint and dismissed the other appeals on procedural grounds.

In February 2021, various other plaintiffs filed an amended master personal injury complaint, a consolidated amended consumer economic loss class action complaint and a consolidated medical monitoring class action complaint. PPI was not named as a defendant in the consumer economic loss complaint or the medical monitoring complaint. In July 2021, the MDL court dismissed all claims in the master complaints as to PPI and other generic defendants with prejudice on federal preemption grounds. In November 2021, the MDL court issued a final judgment as to PPI and other generic defendants.

In December 2022, the MDL court granted summary judgment in favor of certain remaining defendants with respect to five “designated cancers” (bladder, esophageal, gastric, liver and pancreatic), holding that plaintiffs had failed to provide sufficient evidence of causation.

In May 2023, the MDL court issued orders extending its December 2022 summary judgment ruling to all MDL defendants. In July 2023, the MDL court entered an order dismissing plaintiffs’ non-designated cancer claims for failure to produce expert reports. To facilitate entry of these final judgments notwithstanding the automatic stay applicable to PPI, the MDL court entered orders severing PPI in thousands of pending cases on September 26, 2023.

At various times, certain MDL plaintiffs appealed the MDL court’s various orders and judgments. These appeals generally remain pending with briefing expected in 2024, although PPI has been dismissed from certain of them and the Eleventh Circuit has stayed any appeals as to PPI due to the PPI bankruptcy.

In July 2022, claimants alleging non-designated cancer claims were “exited” from the MDL census registry. Some of these claimants subsequently filed lawsuits in various courts. Following the MDL court’s December 2022 summary judgment order, the MDL court closed the census registry, and the registry-related tolling of the statute of limitations for registry participants remaining in the census registry at the time of its closure expired in April 2023.

As of the Petition Date, the claims against PPI (including new complaints and related appeals) became subject to the automatic stay; PPI was subsequently voluntarily dismissed from several pending matters, including the appeal from the MDL court’s dismissal of the third-party payer class action complaint.

In the event the stays in place were to be lifted, we will continue to vigorously defend the foregoing matters and to explore other options as appropriate in our best interests.

The resolution reached with the UCC contemplates the creation and funding of a trust for the benefit of certain unsecured creditors and sub-trusts established thereunder, one of which shall be established for the benefit of certain ranitidine claimants. As previously noted, the Plan is subject to the approval of the Bankruptcy Court and therefore there is no guarantee that the proposed transactions contemplated by the Plan, and the funding of the voluntary ranitidine claims-related sub-trust by the Purchaser, will actually occur. Additionally, similar matters to the foregoing matters may be brought by others or the foregoing matters may be expanded. We are unable to predict the outcome of these matters or to estimate the possible range of any additional losses that could be incurred. Adjustments to the expected amount of the allowed claim may be required in the future, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Generic Drug Pricing Matters

Since March 2016, various private plaintiffs, state attorneys general and other governmental entities have filed cases against our subsidiary PPI and/or, in some instances, the Company, Generics Bidco I, LLC, DAVA Pharmaceuticals, LLC, DAVA International, LLC, EPI, EHSI and/or PPCI, as well as other pharmaceutical manufacturers and, in some instances, other corporate and/or individual defendants, alleging price-fixing and other anticompetitive conduct with respect to generic pharmaceutical products. These cases, which include proposed class actions filed on behalf of direct purchasers, end-payers and indirect purchaser resellers, as well as non-class action suits, have generally been consolidated and/or coordinated for pretrial proceedings in a federal MDL pending in the U.S. District Court for the Eastern District of Pennsylvania; three cases commenced by writ of summons in Pennsylvania state court are in deferred status. There is also a proposed class action filed in the Federal Court of Canada on behalf of a proposed class of Canadian purchasers.

The various complaints and amended complaints generally assert claims under federal and/or state antitrust law, state consumer protection statutes and/or state common law, and generally seek damages, treble damages, civil penalties, disgorgement, declaratory and injunctive relief, costs and attorneys’ fees. Some claims are based on alleged product-specific conspiracies; other claims allege broader, multiple-product conspiracies. Under their overarching conspiracy theories, plaintiffs generally seek to hold all alleged participants in a particular conspiracy jointly and severally liable for all harms caused by the alleged conspiracy, not just harms related to the products manufactured and/or sold by a particular defendant.

The MDL court has issued various case management and substantive orders, including orders denying certain motions to dismiss in whole or in part, and discovery is ongoing.

As of the Petition Date, the claims against the Company and its subsidiaries in the U.S. became subject to the automatic stay. A similar cessation of litigation activity is in place in Canada. In the event the stays in place were to be lifted, we will continue to vigorously defend the foregoing matters and to explore other options as appropriate in our best interests. Similar matters may be brought by others or the foregoing matters may be expanded. We are unable to predict the outcome of these matters or to estimate the possible range of any losses that could be incurred. Adjustments to the expected amount of the allowed claim may be required in the future, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In December 2014, our subsidiary PPI received from the Antitrust Division of the DOJ a federal grand jury subpoena issued by the U.S. District Court for the Eastern District of Pennsylvania addressed to “Par Pharmaceuticals.” The subpoena requested documents and information focused primarily on product and pricing information relating to the authorized generic version of Lanoxin® (digoxin) oral tablets and generic doxycycline products, and on communications with competitors and others regarding those products. We are cooperating with the investigation.

In May 2018, we and our subsidiary PPCI each received a CID from the DOJ in relation to an FCA investigation concerning whether generic pharmaceutical manufacturers engaged in price-fixing and market allocation agreements, paid illegal remuneration and caused the submission of false claims. We are cooperating with the investigation.

The resolution reached with the UCC contemplates the creation and funding of a trust for the benefit of certain unsecured creditors and sub-trusts established thereunder, one of which shall be established for the benefit of certain holders of generic drug pricing claims. As previously noted, the Plan is subject to the approval of the Bankruptcy Court and therefore there is no guarantee that the proposed transactions contemplated by the Plan, and the funding of the voluntary generic drug pricing claims-related sub-trust by the Purchaser, will actually occur. Additionally, similar investigations to the foregoing may be brought by others or the foregoing matters may be expanded or result in litigation. We are unable to predict the outcome of these matters or to estimate the possible range of any additional losses that could be incurred. Adjustments to the expected amount of the allowed claim may be required in the future, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Other Antitrust Matters

Beginning in June 2014, multiple alleged purchasers of OPANA® ER sued our subsidiaries EHSI and EPI; Penwest Pharmaceuticals Co. (Penwest), which our subsidiary EPI had acquired; and Impax Laboratories, LLC (formerly Impax Laboratories, Inc. and referred to herein as Impax), alleging among other things violations of antitrust law arising out of an agreement between EPI and Impax to settle certain patent infringement litigation. Some cases were filed on behalf of putative classes of direct and indirect purchasers; others were non-class action suits. The cases were consolidated and/or coordinated in a federal MDL pending in the U.S. District Court for the Northern District of Illinois. The various complaints asserted claims under Sections 1 and 2 of the Sherman Act, state antitrust and consumer protection statutes and/or state common law. Plaintiffs generally sought damages, treble damages, disgorgement of profits, restitution, injunctive relief and attorneys’ fees. In June 2021, the court certified a direct purchaser class and an end-payer class; in August 2021, following an appeal, the district court amended its class certification order to certify a narrower end-payer class. Trial on all plaintiffs’ claims began in June 2022. In July 2022, the jury returned a verdict in favor of EHSI, EPI and Penwest (Impax settled during trial). Later that month, plaintiffs filed a motion for judgment as a matter of law or in the alternative for a new trial. As of the Petition Date, the matter became subject to the automatic stay.

Beginning in February 2009, the FTC and certain private plaintiffs sued our subsidiaries PPCI (since June 2016, EGHI) and/or PPI as well as other pharmaceutical companies alleging violations of antitrust law arising out of the settlement of certain patent litigation concerning the generic version of AndroGel® and seeking damages, treble damages, equitable relief and attorneys’ fees and costs. The cases were consolidated and/or coordinated for pretrial proceedings in a federal MDL pending in the U.S. District Court for the Northern District of Georgia. In May 2016, plaintiffs representing a putative class of indirect purchasers voluntarily dismissed their claims with prejudice. In February 2017, the FTC voluntarily dismissed its claims against EGHI with prejudice. In June 2018, the MDL court granted in part and denied in part various summary judgment and evidentiary motions filed by defendants. In particular, among other things, the court rejected two of the remaining plaintiffs’ causation theories and rejected damages claims related to AndroGel® 1.62%. In July 2018, the court denied certain plaintiffs’ motion for certification of a direct purchaser class. Between November 2019 and April 2021, PPI and PPCI entered into settlement agreements with all of the plaintiffs remaining in the MDL. The settlement agreements were solely by way of compromise and settlement and were not in any way an admission of wrongdoing, fault or liability of any kind. Separately, in August 2019, several alleged direct purchasers filed suit against PPI and other pharmaceutical companies in the U.S. District Court for the Eastern District of Pennsylvania asserting claims substantially similar to those asserted in the MDL, as well as additional claims against other defendants relating to other alleged conduct. As of the Petition Date, the claims against PPI became subject to the automatic stay.

Beginning in May 2018, multiple complaints were filed in the U.S. District Court for the Southern District of New York against PPI, EPI and/or us, as well as other pharmaceutical companies, alleging violations of antitrust law arising out of the settlement of certain patent litigation concerning the generic version of Exforge® (amlodipine/valsartan). Some cases were filed on behalf of putative classes of direct and indirect purchasers; others are non-class action suits. The various complaints assert claims under Sections 1 and 2 of the Sherman Act, state antitrust and consumer protection statutes and/or state common law. Plaintiffs generally seek damages, treble damages, equitable relief and attorneys’ fees and costs. In September 2018, the putative class plaintiffs stipulated to the dismissal without prejudice of their claims against EPI and us; the retailer plaintiffs later did the same. PPI filed a partial motion to dismiss certain claims in September 2018; the court granted the motion in August 2019. In March 2022, the putative class plaintiffs filed motions for class certification. In May 2022, defendants filed motions for summary judgment. As of the Petition Date, the claims against PPI became subject to the automatic stay. In January 2023, certain direct purchaser plaintiffs dismissed their claims against PPI, EPI and us with prejudice and, in February 2023, certain indirect purchaser plaintiffs agreed to do the same. In July 2023, the court dismissed the remaining claims filed against PPI, EPI and us.

Beginning in August 2019, multiple complaints were filed in the U.S. District Court for the Southern District of New York against PPI and other pharmaceutical companies alleging violations of antitrust law arising out the settlement of certain patent litigation concerning generic versions of Seroquel XR® (extended-release quetiapine fumarate). The claims against PPI are based on allegations that PPI entered into an exclusive acquisition and license agreement with Handa Pharmaceuticals, LLC (Handa) in 2012 pursuant to which Handa assigned to PPI certain rights under a prior settlement agreement between Handa and AstraZeneca resolving certain patent litigation. Some cases were filed on behalf of putative classes of direct and indirect purchasers; others are non-class action suits. The various complaints assert claims under Sections 1 and 2 of the Sherman Act, state antitrust and consumer protection statutes and/or state common law. Plaintiffs generally seek damages, treble damages, equitable relief and attorneys’ fees and costs. In August 2020, the litigation was transferred to the U.S. District Court for the District of Delaware. In July 2022, the court dismissed certain claims asserted under state law but otherwise denied defendants’ motions to dismiss. As of the Petition Date, the claims against PPI became subject to the automatic stay.

Beginning in June 2020, multiple complaints were filed against Jazz and other pharmaceutical companies, including PPI, alleging violations of state and/or federal antitrust laws in connection with the settlement of certain patent litigation concerning generic versions of Xyrem® (sodium oxybate). Some cases were filed on behalf of putative classes of indirect purchasers; others are non-class action suits. The cases have generally been consolidated and/or coordinated for pretrial proceedings in a federal MDL pending in the U.S. District Court for the Northern District of California; Aetna Inc. (Aetna) filed a similar case in May 2022 in California state court. The various complaints allege that Jazz entered into a series of “reverse-payment” settlements, including with PPI, to delay generic competition for Xyrem® and assert claims under Sections 1 and 2 of the Sherman Act, Section 16 of the Clayton Act, state antitrust and consumer protection statutes and/or state common law. Plaintiffs generally seek damages, treble damages, equitable relief and attorneys’ fees and costs. In April 2021, the defendants moved to dismiss the MDL complaints that had been filed as of that time. In August 2021, the MDL court issued an order dismissing certain aspects of the plaintiffs’ claims but otherwise denying the motions to dismiss. In July 2022, PPI, among others, filed a motion to quash the Aetna action for lack of personal jurisdiction; the defendants also filed a demurrer, motion to strike and motion to stay Aetna’s action. As of the Petition Date, the claims against PPI became subject to the automatic stay. In December 2022, the California state court overseeing the Aetna action granted the motion to quash for lack of personal jurisdiction and, in January 2023, Aetna filed an amended complaint that did not name PPI as a defendant.

In August 2021, a putative class action complaint was filed in the U.S. District Court for the Eastern District of Pennsylvania against Takeda Pharmaceuticals USA Inc., EPI, PPI and others, alleging violations of federal antitrust law in connection with the settlement of certain patent litigation related to generic versions of Colcrys® (colchicine). In particular, the complaint alleged, among other things, that a distribution agreement between Takeda Pharmaceuticals USA Inc. and PPI, with respect to an authorized generic, was in effect an output restriction conspiracy; the plaintiffs asserted claims under Section 1 and Section 2 of the Sherman Act and sought damages, treble damages and attorneys’ fees and costs. In November 2021, the plaintiffs dismissed all claims against EPI and in December 2021, the court dismissed the complaint for failure to state a claim. In January 2022, the plaintiffs filed an amended complaint. In February 2022, the defendants filed a motion to dismiss the amended complaint, which the court granted in part and denied in part in March 2022. As of the Petition Date, the claims against PPI became subject to the automatic stay. In September 2022, the plaintiffs voluntarily dismissed all claims against PPI with prejudice, and PPI agreed to provide certain limited discovery as a non-party. In March 2023, the court denied the plaintiffs’ motion for class certification. In April 2023, the court authorized the filing of an amended complaint adding certain additional plaintiffs and combining the litigation with the proceedings from which PPI was dismissed; the amended complaint named PPI as a defendant. In September 2023, the court entered an order dismissing the case.

In January 2021, the FTC filed a lawsuit in the U.S. District Court for the District of Columbia against us, EPI, Impax Laboratories, LLC and Amneal Pharmaceuticals, Inc., generally alleging that the 2017 settlement of a contract dispute between EPI and Impax (now Amneal) constituted unfair competition in violation of Section 5(a) of the FTC Act. The complaint generally sought injunctive and equitable monetary relief. In April 2021, the defendants filed motions to dismiss, which the court granted in March 2022. The FTC filed a notice of appeal in May 2022. Briefing on the appeal has concluded and oral argument took place in May 2023. The dismissal was affirmed on appeal in September 2023.

To the extent unresolved, and in the event the stays in place were to be lifted, we will continue to vigorously defend the foregoing matters and to explore other options as appropriate in our best interests. The resolution reached with UCC contemplates the creation and funding of a trust for the benefit of certain unsecured creditors and sub-trusts established thereunder, one of which shall be established for the benefit of certain antitrust claimants. As previously noted, the Plan is subject to the approval of the Bankruptcy Court and therefore there is no guarantee that the proposed sale transaction to the Purchaser contemplated by the Plan, and the funding of the voluntary antitrust claims-related sub-trust by the Purchaser, will actually occur. Additionally, similar matters may be brought by others or the foregoing matters may be expanded. We are unable to predict the outcome of these matters or to estimate the possible range of any additional losses that could be incurred. Adjustments to the expected amount of the allowed claim may be required in the future, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Securities Litigation

In June 2020, a putative class action entitled Benoit Albiges v. Endo International plc, Paul V. Campanelli, Blaise Coleman, and Mark T. Bradley was filed in the U.S. District Court for the District of New Jersey by an individual shareholder on behalf of himself and all similarly situated shareholders. The lawsuit alleged violations of Section 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder relating to the marketing and sale of opioid medications and DFS’s administrative action against the Company, EPI, EHSI, PPI and PPCI. In September 2020, the court appointed Curtis Laakso lead plaintiff in the action. In November 2020, the plaintiffs filed an amended complaint that among other things added Matthew J. Maletta as a defendant. In January 2021, the defendants filed a motion to dismiss, which the court granted in August 2021. In November 2021, the plaintiffs filed a second amended complaint, which among other things added allegations about discovery issues in certain opioid-related lawsuits. In January 2022, the defendants moved to dismiss the second amended complaint. As of the Petition Date, the claims against the Company became subject to the automatic stay. In August 2022, the court granted the motion and dismissed the case with prejudice. Due to the automatic stay, the plaintiffs’ time to appeal the dismissal as to the Company is tolled. The automatic stay does not apply to the individual defendants, and the plaintiffs’ time to appeal the ruling as to those defendants has run.

Similar matters may be brought by others. We are unable to predict the outcome of any such matters or to estimate the possible range of any losses that could be incurred. Adjustments to the expected amount of the allowed claim may be required in the future, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Miscellaneous Government Investigations

In March 2022, EPI received a CID from the Texas Attorney General’s office seeking documents and information related to hormone blocker products. This followed the Texas Attorney General’s December 2021 announcement of an investigation into whether EPI and AbbVie Inc. had advertised or promoted such products, including SUPPRELIN® LA and VANTAS®, for unapproved uses. We are cooperating with the investigation.

Similar investigations may be brought by others or the foregoing matter may be expanded or result in litigation. We are unable to predict the outcome of this matter or to estimate the possible range of any losses that could be incurred. Adjustments to the expected amount of the allowed claim may be required in the future, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Patent Matters

In January 2023, PSP LLC, PPI and EPIC received a notice letter from Baxter Healthcare Corporation (Baxter) pursuant to 505(b)(3)(B)-(D) of the FFDCA of its New Drug Application (NDA) submitted under 21 U.S.C. §355(b)(2) seeking FDA approval for vasopressin injection products in 20 units/100 ml and 40 units/100 ml strengths. In March 2023, PSP LLC, PPI and EPIC filed a complaint against Baxter in the U.S. District Court for the District of Delaware asserting infringement of three patents. These patents are not listed in the Approved Drug Products with Therapeutic Equivalence Evaluations (Orange Book); therefore, the patent infringement suit does not trigger a 30-month stay on FDA approval of Baxter’s NDA. On October 4, 2023, PSP LLC, PPI and EPIC filed a motion for a preliminary injunction/temporary restraining order after the FDA approved Baxter’s NDA in late September 2023. The preliminary injunction hearing was held on October 27, 2023. On November 3, 2023, the magistrate judge issued a report and recommendation recommending the court: (i) deny the motion for preliminary injunction/temporary restraining order; and (ii) deny Baxter’s motion for judgment on the pleadings. The District Court has not yet entered its final order.

In September 2023, PSP LLC, PPI and EPIC received a notice letter from Long Grove Pharmaceuticals, LLC (Long Grove) pursuant to 505(b)(3)(B)-(D) of the FFDCA of its NDA submitted under 21 U.S.C. §355(b)(2) seeking FDA approval for vasopressin injection products in 20 units/100 ml, 40 units/100 ml, and 50 units/50ml strengths. In December 2023, PSP LLC, PPI and EPIC filed a complaint against Long Grove in the U.S. District Court for the District of Delaware asserting infringement of two patents. These patents are not listed in the Orange Book; therefore, the patent infringement suit does not trigger a 30-month stay on FDA approval of Long Grove’s NDA.

Other Proceedings and Investigations

Proceedings similar to those described above may also be brought in the future. Additionally, we are involved in, or have been involved in, arbitrations or various other proceedings that arise in the normal course of our business. We cannot predict the timing or outcome of these other proceedings. Currently, neither we nor our subsidiaries are involved in any other proceedings that we expect to have a material effect on our business, financial condition, results of operations and cash flows.

NOTE 17. OTHER COMPREHENSIVE INCOME (LOSS)

During the years ended December 31, 2023, 2022 and 2021 and 2022, there were no tax effects allocated to any component of Other comprehensive income (loss) and there were no reclassifications out of Accumulated other comprehensive loss. Substantially all of the Company’s Accumulated other comprehensive loss balances at December 31, 2023 and December 31, 2022 consist of Foreign currency translation loss.

NOTE 18. SHAREHOLDERS’ DEFICIT

The Company has issued 4,000,000 euro deferred shares of $0.01 each at par. The euro deferred shares are held by nominees in order to satisfy an Irish legislative requirement to maintain a minimum level of issued share capital denominated in euro and to have at least seven registered shareholders. The euro deferred shares carry no voting rights and are not entitled to receive any dividend or distribution.

Share Repurchase Program

Pursuant to Article 11 of the Company’s Articles of Association, the Company has broad shareholder authority to conduct ordinary share repurchases by way of redemptions. The Company’s authority to repurchase ordinary shares is subject to legal limitations, including restrictions imposed by the Bankruptcy Code and related rules and guidelines during the pendency of the Chapter 11 Cases, and the existence of sufficient distributable reserves. For example, the Companies Act requires Irish companies to have distributable reserves equal to or greater than the amount of any proposed ordinary share repurchase amount. In addition, our existing debt instruments restrict or prevent us from conducting ordinary share repurchases. Agreements governing any future indebtedness, in addition to those governing our current indebtedness, may not permit us to conduct ordinary share repurchases. Unless we are able to generate sufficient distributable reserves or create distributable reserves by reducing our share premium account, we will not be able to repurchase our ordinary shares. As permitted by Irish Law and the Company’s Articles of Association, any ordinary shares redeemed shall be cancelled upon redemption.

The Board has approved the 2015 Share Buyback Program that authorizes the Company to redeem, in the aggregate, $2.5 billion of its outstanding ordinary shares. To date, the Company has redeemed and cancelled approximately 4.4 million of its ordinary shares under the 2015 Share Buyback Program for $250.0 million, not including related fees.

NOTE 19. SHARE-BASED COMPENSATION

Stock Incentive Plans

In June 2015, the Company’s shareholders approved the 2015 Stock Incentive Plan (the 2015 Plan), which has subsequently been amended, as approved by the Company’s shareholders, on multiple occasions. Under the 2015 Plan, stock options (including incentive stock options), stock appreciation rights, restricted stock awards, performance awards and other share- or cash-based awards may be issued at the discretion of the Compensation & Human Capital Committee of the Board from time to time. No ordinary shares are to be granted under previously approved plans, including the Company’s 2000, 2004, 2007, 2010 and Assumed Stock Incentive Plans. Any awards previously granted and outstanding under these prior plans remain subject to the terms of those prior plans.

In February 2023, the Company filed post-effective amendments to its Form S-8 registration statements with respect to the 2015 Plan in order to deregister all remaining unissued securities.

In March 2023, in connection with the Company’s ongoing bankruptcy proceedings, the Company took action to reject all outstanding award agreements associated with stock options and stock awards. In connection with the rejection of these agreements, the Company recorded a charge of approximately $9.2 million during the first quarter of 2023 to recognize all remaining unrecognized compensation cost associated with these agreements.

At December 31, 2023, approximately 21.3 million ordinary shares were reserved for future grants under the 2015 Plan. As of December 31, 2023, stock options, restricted stock awards, PSUs, RSUs, long-term cash incentive awards and certain other cash-based awards have been granted under the stock incentive plans.

Generally, the grant-date fair value of each award was recognized as expense over the requisite service period. However, expense recognition differed in the case of certain PSUs where the ultimate payout was performance-based. For these awards, at each reporting period, the Company generally estimated the ultimate payout and adjusted the cumulative expense based on its estimate and the percent of the requisite service period that elapsed.

Presented below are the components of total share-based compensation as recorded in our Consolidated Statements of Operations for the years ended December 31, 2023, 2022 and 2021 (in thousands).

	2023	2022	2021
Selling, general and administrative expenses	$10,593	$16,019	$23,400
Research and development expenses	107	1,059	1,378
Cost of revenues	540	1,136	5,268

Total share-based compensation expense	$11,240	$18,214	$30,046

As of December 31, 2023, there is no unrecognized compensation cost related to non-vested share-based compensation awards for which a grant date has been established as of December 31, 2023.

Stock Options

From time to time, the Company granted stock options to its employees as part of their annual share compensation awards and, in certain circumstances, on an ad hoc basis or upon their commencement of service with the Company.

Although we have not granted employee stock options since 2018, previous grants have generally vested ratably, in equal amounts, over a three or four-year service period. As of December 31, 2023, there are no remaining stock options outstanding.

We estimated the fair value of stock option grants at the date of grant using the Black-Scholes option-pricing model. This model utilizes assumptions related to volatility, the risk-free interest rate, the dividend yield (which is assumed to be zero as the Company has not paid cash dividends to date and does not currently expect to pay cash dividends) and the expected term of the option. Expected volatilities utilized in the model were based mainly on the historical volatility of the Company’s share price over a period commensurate with the expected life of the share option as well as other factors. The risk-free interest rate was derived from the U.S. Treasury yield curve in effect at the time of grant. We estimated the expected term of options granted based on our historical experience with our employees’ exercise of stock options and other factors.

A summary of the activity for each of the years ended December 31, 2023, 2022 and 2021 is presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of December 31, 2020	6,916,586	$18.11
Exercised	(82,331)	$7.55
Forfeited	(11,887)	$13.19
Expired	(438,454)	$40.76

Outstanding as of December 31, 2021	6,383,914	$16.70

Expired	(1,304,602)	$20.04

Outstanding as of December 31, 2022	5,079,312	$15.84

Forfeited (1)	(2,854,056)	$14.73

Expired	(2,225,256)	$17.27

Outstanding as of December 31, 2023 (1)	—	$—	—	$—

Vested and expected to vest as of December 31, 2023 (1)	—	$—	—	$—
Exercisable as of December 31, 2023 (1)	—	$—	—	$—

(1)	In March 2023, the Bankruptcy Court entered orders authorizing the Company to reject outstanding stock option agreements, restricted stock award agreements and performance award agreements.

The total intrinsic value of options exercised during the year ended December 31, 2021 was $0.1 million. There were no material tax benefits from stock option exercises realized during any of the periods presented above.

Restricted Stock Units and Performance Share Units

From time to time, the Company granted RSUs and PSUs to its employees as part of their annual share compensation awards and, in certain circumstances, on an ad hoc basis or upon their commencement of service with the Company.

As of December 31, 2023, there are no unvested RSUs or PSUs. Previous unvested RSUs were subject to three-year vesting periods, with ratable vesting on the first, second and third anniversaries of the respective grant dates, and unvested PSUs were subject to three-year service periods, after which the awards would vest in full (conditioned upon the achievement of performance and/or market conditions established by the Compensation & Human Capital Committee of the Board and certain continued employment conditions), with the actual number of shares awarded adjusted to between zero and 200% of the target award amount based upon the level of achievement of the performance criteria described below.

No PSUs were awarded in 2023 or 2022. PSUs awarded in 2021 were based upon two discrete measures: relative total shareholder return (TSR) and an adjusted free cash flow performance metric (FCF), each accounting for 50% of the PSUs upon issuance, with TSR performance being measured against the three-year TSR of a custom index of companies and FCF performance being measured against a target covering a three-year performance period. TSR is considered a market condition under applicable authoritative guidance, while FCF is considered performance condition.

RSUs were valued based on the closing price of Endo’s ordinary shares on the date of grant. PSUs with TSR conditions were valued using a Monte-Carlo variant valuation model, while those with FCF conditions were valued taking into consideration the probability of achieving the specified performance goal. The Monte-Carlo variant valuation model used considers a variety of potential future share prices for Endo as well as our peer companies in a selected market index.

A summary of our non-vested RSUs and PSUs for the years ended December 31, 2023, 2022 and 2021 is presented below:

	Number of Shares	Aggregate Intrinsic Value
Non-vested as of December 31, 2020	10,340,279
Granted	4,483,385
Forfeited	(1,302,292)
Vested	(5,380,262)

Non-vested as of December 31, 2021	8,141,110

Granted	280,373
Forfeited	(1,116,960)
Vested	(2,324,696)

Non-vested as of December 31, 2022	4,979,827

Forfeited (1)	(4,960,249)
Vested	(19,578)

Non-vested as of December 31, 2023 (1)	—	$—

Vested and expected to vest as of December 31, 2023 (1)	—	$—

(1)

In March 2023, the Bankruptcy Court entered orders authorizing the Company to reject outstanding stock option agreements, restricted stock award agreements and performance award agreements. In connection with the rejection of these agreements, the Company recognized the remaining unrecognized compensation cost associated with these agreements in 2023.

As of December 31, 2023, there was no weighted average remaining requisite service period of the units presented in the table above or remaining unrecognized compensation costs.

The weighted average grant-date fair value of the units granted during the years ended December 31, 2022 and 2021 was $3.21 and $7.39 per unit, respectively.

NOTE 20. OTHER INCOME, NET

The components of Other income, net for the years ended December 31, 2023, 2022 and 2021 are as follows (in thousands):

	2023	2022	2021
Net gain on sale of business and other assets (1)	$(10,392)	$(26,183)	$(4,516)
Foreign currency loss (gain), net (2)	1,779	(2,087)	1,253
Net (gain) loss from our investments in the equity of other companies (3)	(199)	378	453
Other miscellaneous, net (4)	(876)	(6,162)	(16,964)

Other income, net	$(9,688)	$(34,054)	$(19,774)

(1)

Amounts primarily relate to the sales of certain intellectual property rights and certain other assets including, in 2022 and 2021, assets associated with the sale transactions that are further discussed in Note 4. Discontinued Operations and Asset Sales.

(2)	Amounts relate to the remeasurement of the Company’s foreign currency denominated assets and liabilities.
(3)	Amounts relate to the income statement impacts of our investments in the equity of other companies, including investments accounted for under the equity method.
(4)	Amounts in 2021 include gains of $15.5 million associated with the termination of certain contracts.

NOTE 21. INCOME TAXES

Loss from Continuing Operations before Income Tax

Our operations are conducted through our various subsidiaries in numerous jurisdictions throughout the world. We have provided for income taxes based upon the tax laws and rates in the jurisdictions in which our operations are conducted.

The components of our Loss from continuing operations before income tax by geography for the years ended December 31, 2023, 2022 and 2021 are as follows (in thousands):

	2023	2022	2021
U.S.	$(1,609,064)	$(2,429,315)	$4,792,852
International	(782,860)	(458,787)	(5,339,455)

Total loss from continuing operations before income tax	$(2,391,924)	$(2,888,102)	$(546,603)

Income tax from continuing operations consists of the following for the years ended December 31, 2023, 2022 and 2021 (in thousands):

	2023	2022	2021
Current:
U.S. Federal	$44,304	$21,057	$13,649
U.S. State	2,900	1,731	1,491
International	3,956	6,031	10,495

Total current income tax	$51,160	$28,819	$25,635

Deferred:
U.S. Federal	$5,126	$(622)	$118
U.S. State	451	1,065	(564)
International	(875)	(7,746)	(2,711)

Total deferred income tax	$4,702	$(7,303)	$(3,157)

Total income tax	$55,862	$21,516	$22,478

Tax Rate

A reconciliation of income tax from continuing operations at the U.S. federal statutory income tax rate to the total income tax provision from continuing operations for the years ended December 31, 2023, 2022 and 2021 is as follows (in thousands):

	2023	2022	2021
Notional U.S. federal income tax provision at the statutory rate	$(502,304)	$(606,502)	$(114,787)
State income tax, net of federal benefit	3,283	(9,517)	6,750
Uncertain tax positions	32,191	21,930	42,415
Residual tax on non-U.S. net earnings	(610,200)	(32,257)	(181,739)
Non-deductible goodwill impairment	—	385,459	76,230
Change in valuation allowance	6,449,891	306,497	495,565
Non-deductible expenses	109,629	47,221	25,679
Executive compensation limitation	7,254	5,580	6,215
Equity based compensation	4,522	3,247	2,695
Financing activities (1)	(3,035,598)	73,629	(287,012)
Investment activities (2)	(2,681,806)	(178,018)	(68,943)
Non-deductible legal settlement	279,216	—	14,112
Other	(216)	4,247	5,298

Income tax	$55,862	$21,516	$22,478

(1)

The amount in 2023 primarily relates to tax deductible losses associated with receivables in consolidated subsidiaries. The tax benefit is fully offset by an increase to the valuation allowance. The 2022 amount primarily relates to nondeductible foreign currency gains and losses on intercompany debt.

(2)

The amounts in 2023 and 2022 primarily relate to tax deductible losses associated with the investment in consolidated subsidiaries. The tax benefit is fully offset by an increase to the valuation allowance.

The change in income tax expense in 2023 compared to 2022, and the change in 2022 income tax expense compared to 2021, primarily relates to an increase in accrued interest on uncertain tax positions and changes in the geographic mix of pre-tax earnings.

Deferred Tax Assets and Liabilities

Deferred income taxes result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The significant components of the net deferred income tax liability shown on the balance sheets as of December 31, 2023 and 2022 are as follows (in thousands):

	December 31, 2023	December 31, 2022
Deferred tax assets:
Accrued expenses and reserves	$274,424	$220,415
Deferred interest deduction	492,394	421,552
Fixed assets, intangible assets and deferred amortization	549,715	560,257
Loss on capital assets	4,755	23,511
Net operating loss carryforward	15,478,840	9,214,688
Other	59,145	49,943
Research and development and other tax credit carryforwards	7,402	7,777

Total gross deferred income tax assets	$16,866,675	$10,498,143

Deferred tax liabilities:
Other	$(9,148)	$(3,156)
Investments	(136)	(107)
Intercompany notes	—	(72,286)

Total gross deferred income tax liabilities	$(9,284)	$(75,549)

Valuation allowance	(16,873,639)	(10,436,419)

Net deferred income tax liability	$(16,248)	$(13,825)

As of December 31, 2023, the Company had significant deferred tax assets for tax credits, net operating and capital loss carryforwards, net of unrecognized tax positions, as presented below (in thousands):

Jurisdiction	Amount	Begin to Expire
Ireland	$85,816	Indefinite
Luxembourg	$15,201,302	2034
U.S.:
Federal-ordinary losses	$21,132	2037
Federal-capital losses	$4,010	2024
Federal-tax credits	$9,768	2024
State-ordinary losses	$210,249	2024
State-capital losses	$392	2024
State-tax credits	$3,256	2037

A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. The Company assesses the available positive and negative evidence to estimate whether the existing deferred tax assets will be realized.

The Company has recorded a valuation allowance against certain jurisdictional NOL carryforwards and other tax attributes. As of December 31, 2023 and 2022, the total valuation allowance was $16,873.6 million and $10,436.4 million, respectively. During the years ended December 31, 2023 and 2022, the Company increased its valuation allowance by $6.4 billion and $267.1 million, respectively, which was primarily driven by taxable losses in Luxembourg related to investments and financing activities in consolidated subsidiaries. As previously disclosed, the Company concluded that there was substantial doubt about its ability to continue as a going concern within one year after the date of issuance of the Condensed Consolidated Financial Statements included in the Second-Quarter 2022 Form 10-Q. The Company considered this in determining that certain net deferred tax assets were no longer more likely than not realizable. As a result, an immaterial increase in valuation allowance on the Company’s net deferred tax assets was recorded in various jurisdictions during the second quarter of 2022.

As of December 31, 2023, the Company had the following significant valuation allowances (in thousands):

Jurisdiction	December 31, 2023
Ireland	$330,465
Luxembourg	$15,201,530
U.S.	$1,328,840

The Company maintains a full valuation allowance against the net deferred tax assets in the U.S., Luxembourg, Ireland and certain other foreign tax jurisdictions as of December 31, 2023. It is possible that in the future there may be sufficient positive evidence to release a portion or all of the valuation allowance. Release of these valuation allowances would result in a benefit to income tax expense for the period the release is recorded, which could have a material impact on net earnings. The timing and amount of the potential valuation allowance release are subject to significant management judgment and prospective earnings.

We have provided for any applicable income taxes associated with current year distributions, as well as any earnings that are expected to be distributed in the future, in the calculation of the income tax provision. As a result of the bankruptcy filing, we have reassessed our historical indefinite reinvestment assertion with respect to undistributed earnings. Based on that reassessment, we have determined that the undistributed earnings of certain subsidiaries will continue to be indefinitely reinvested. Those entities for which we will continue to assert indefinite reinvestment have an accumulated earnings deficit as of December 31, 2023. No additional provision has been made for Irish and non-Irish income taxes on those undistributed earnings that we are not asserting indefinite reinvestment as no tax is expected to be incurred with respect to those earnings. A liability could arise if our intention to indefinitely reinvest such earnings were to change and amounts are distributed by such subsidiaries or if such subsidiaries are ultimately disposed. The potential tax implications of unremitted earnings are driven by the facts at the time of the distribution. It is not practicable to estimate the additional income taxes related to indefinitely reinvested earnings or the basis differences related to investments in subsidiaries.

Uncertain Tax Positions

The Company and its subsidiaries are subject to income taxes in the U.S., various states and numerous foreign jurisdictions with varying statutes as to which tax years are subject to examination by the tax authorities. The Company has taken positions on its tax returns that may be challenged by various tax authorities. The Company believes it has appropriately established reserves for tax-related uncertainties. The Company endeavors to resolve matters with a tax authority at the examination level and could reach agreement with a tax authority at any time. The accruals for tax-related uncertainties are based on the Company’s best estimate of the potential tax exposures. When particular matters arise, a number of years may elapse before such matters are audited and finally resolved. The final outcome with a tax authority may result in a tax liability that is more or less than that reflected in our financial statements. Favorable resolution of such matters could be recognized as a reduction of the Company’s effective tax rate in the year of resolution, while a resolution that is not favorable could increase the effective tax rate and may require the use of cash. Uncertain tax positions are reviewed quarterly and adjusted as necessary when events occur that affect potential tax liabilities, such as lapsing of applicable statutes of limitations, proposed assessments by tax authorities, identification of new issues and issuance of new legislation, regulations or case law.

As of December 31, 2023, the Company had total UTPs, including accrued interest and penalties, of $680.2 million. If recognized in future years, $295.9 million of such amounts would impact the income tax provision and effective tax rate. As of December 31, 2022, the Company had total UTPs, including accrued interest and penalties, of $646.4 million. If recognized in future years, $251.4 million of such amounts would have impacted the income tax provision and effective tax rate. The following table summarizes the activity related to UTPs during the years ended December 31, 2023, 2022 and 2021 (in thousands):

Unrecognized Tax Positions Federal, State and Foreign Tax
UTP Balance at December 31, 2020	$529,775
Gross additions for current year positions	36,662
Gross reductions for prior period positions	(702)
Gross additions for prior period positions	1,203
Decrease due to lapse of statute of limitations	(475)
Currency translation adjustment	(24)

UTP Balance at December 31, 2021	$566,439

Gross additions for current year positions	20,061
Decrease due to lapse of statute of limitations	(4,451)
Currency translation adjustment	(2,419)

UTP Balance at December 31, 2022	$579,630

Gross additions for current year positions	12,457
Decrease due to lapse of statute of limitations	(186)
Currency translation adjustment	(199)

UTP Balance at December 31, 2023	$591,702

Accrued interest and penalties	88,463

Total UTP balance including accrued interest and penalties	$680,165

The Company records accrued interest and penalties, where applicable, related to uncertain tax positions as part of the provision for income taxes. The cumulative accrued interest and penalties related to uncertain tax positions were $88.5 million and $66.7 million as of December 31, 2023 and 2022, respectively.

During the year ended December 31, 2023, the Company recognized net expense of $43.8 million associated with UTPs, primarily related to interest. During the year ended December 31, 2022, the Company recognized net expense of $16.2 million associated with UTPs, primarily related to interest and penalties. During the year ended December 31, 2021, the Company recognized net expense of $10.6 million associated with UTPs, primarily related to interest and penalties. At December 31, 2023 and 2022, the Company’s UTP liability is included in the Consolidated Balance Sheets within Liabilities subject to compromise, Other liabilities and, where appropriate, as a reduction to Deferred tax assets.

Our subsidiaries file income tax returns in the countries in which they have operations. Generally, these countries have statutes of limitations ranging from 3 to 5 years. Certain subsidiary tax returns are currently under examination by taxing authorities, including U.S. tax returns for the 2006 through 2018 tax years by the IRS.

As a result of the U.S. Government Economic Settlement, it is expected that the amount of UTPs will change during the next 12 months, which is expected to have a material impact on our results of operations and financial position.

On June 3, 2020, in connection with the IRS’s examination of our U.S. income tax return for the fiscal year ended December 31, 2015 (2015 Return), we received an acknowledgement of facts (AoF) from the IRS related to transfer pricing positions taken by Endo U.S., Inc. and its subsidiaries (Endo U.S.). The AoF asserted that Endo U.S. overpaid for certain pharmaceutical products that it purchased from certain non-U.S. related parties and proposed a specific adjustment to our 2015 U.S. income tax return position. On September 4, 2020, we received a Form 5701 Notice of Proposed Adjustment (NOPA) that is consistent with the previously disclosed AoF. We believe that the terms of the subject transactions are consistent with comparable transactions for similarly situated unrelated parties, and we intend to contest the proposed adjustment. While the NOPA is not material to our business, financial condition, results of operations or cash flows, the IRS could seek to apply its position to subsequent tax periods and propose similar adjustments. The aggregate impact of these adjustments, if sustained, could have a material adverse effect on our business, financial condition, results of operations and cash flows. Although the timing of the outcome of this matter is uncertain, it is possible any final resolution of the matter could take a number of years.

In connection with the IRS’s examination of our 2015 Return, on December 31, 2020, the IRS issued a Technical Advice Memorandum (TAM) regarding the portion of our 2015 NOL that we believe qualifies as a specified product liability loss (SLL). The TAM concurred in part with our positions on the 2015 Return but disagreed with our position that the AMS worthless stock loss qualifies as an SLL. In April 2021, we received draft NOPAs from the IRS consistent with the TAM. We continue to disagree with the IRS’s position and the draft NOPAs received and, if necessary, intend to contest any additional tax determined to be owed with respect to the NOPAs. However, if we were unsuccessful in contesting the IRS’s position, we have preliminarily estimated that we would have additional cash taxes payable to the IRS of between $70 million and $250 million excluding interest. We continue to discuss this position with the IRS and the actual amount that may be owed to the IRS if we are unsuccessful may be different than our preliminary estimate. Although the timing of the outcome of this matter is uncertain, it is possible any final resolution of the matter could take a number of years.

As of December 31, 2023, we may be subject to examination in the following major tax jurisdictions:

Jurisdiction	Open Years
Canada	2016 through 2023
India	2012 through 2023
Ireland	2016 through 2023
Luxembourg	2015 through 2023
U.S. - federal, state and local	2006 through 2023

Bankruptcy-Related Developments

In connection with our ongoing bankruptcy proceedings, the IRS has filed multiple proofs of claim against several of the Debtors. The total amount of the asserted claims filed by the IRS, which relate to tax years ended 2006 through 2014, 2016 through 2018 and 2020 through 2021, is approximately $18.7 billion. The IRS amended its proof of claims on May 30, 2023 and increased the total amount of approximately $20 billion. A number of the amended claims are in respect of the same proposed tax liability but are filed against multiple subsidiary members of our U.S. consolidated tax groups. After excluding the repetitive claims filed to different members of our U.S. consolidated tax groups, the net claims are approximately $4 billion (the IRS’s initial net claim amount was approximately $2.6 billion). In general, the claims primarily relate to the IRS’s challenges of our historic tax positions discussed above for certain intercompany arrangements, including the level of profit earned by our U.S. subsidiaries pursuant to such arrangements, and a product liability loss carryback claim. We disagree with the IRS’s amended claims and, if necessary, intend to contest any additional tax determined to be owed with respect to the claims.

The IRS’s claims and uncertain tax positions related to historical federal income tax positions not specifically challenged by the IRS, as well as certain federal income tax-related claims anticipated to arise during the Chapter 11 Cases and as a result of the consummation of the Plan which is subject to Bankruptcy Court approval, will be resolved in accordance with the U.S. Government Economic Settlement. The claims brought against the Debtors by the IRS will be deemed to be, in part, an allowed, unsubordinated priority claim and, in part, an allowed, unsubordinated general unsecured claim, each in such amount equal to the settlement amounts to be received by the IRS as allocated by the U.S. Government.

NOTE 22. NET LOSS PER SHARE

The following is a reconciliation of the numerator and denominator of basic and diluted net loss per share for the years ended December 31, 2023, 2022 and 2021 (in thousands):

	2023	2022	2021
Numerator:
Loss from continuing operations	$(2,447,786)	$(2,909,618)	$(569,081)
(Loss) income from discontinued operations, net of tax	(2,021)	(13,487)	(44,164)

Net loss	$(2,449,807)	$(2,923,105)	$(613,245)

Denominator:
For basic per share data—weighted average shares	235,219	234,840	232,785
Dilutive effect of ordinary share equivalents	—	—	—

For diluted per share data—weighted average shares	235,219	234,840	232,785

Basic per share amounts are computed based on the weighted average number of ordinary shares outstanding during the period. Diluted per share amounts are computed based on the weighted average number of ordinary shares outstanding and, if there is net income from continuing operations during the period, the dilutive effect of ordinary share equivalents outstanding during the period.

The dilutive effect of ordinary share equivalents, if any, is measured using the treasury stock method.

The following table presents, for the years ended December 31, 2022 and 2021, outstanding stock options and stock awards that could potentially dilute per share amounts in the future that were not included in the computation of diluted per share amounts because to do so would have been antidilutive (in thousands):

	2022	2021
Stock options	5,453	6,584
Stock awards	5,789	9,256

On March 3, 2023, in connection with the Company’s ongoing bankruptcy proceedings, the Company took action to reject all outstanding award agreements associated with stock options and stock awards.

NOTE 23. CONDENSED COMBINED DEBTOR-IN-POSSESSION FINANCIAL INFORMATION

The financial statements included in this Note represent the Condensed Combined Financial Statements of the Debtors only, which include Endo International plc and most of its wholly-owned subsidiaries, except for its Indian subsidiaries and certain subsidiaries associated with the Company’s former Astora business. These statements reflect the results of operations, financial position and cash flows of the combined Debtors, including certain amounts and activities between Debtors and Non-Debtor Affiliates of the Company that are eliminated in the Consolidated Financial Statements.

CONDENSED COMBINED BALANCE SHEETS

(Dollars in thousands)

	December 31, 2023	December 31, 2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$735,927	$991,901
Restricted cash and cash equivalents	81,806	59,358
Accounts receivable, net	375,613	478,889
Inventories, net	219,230	241,349
Prepaid expenses and other current assets	68,245	111,807
Income taxes receivable	7,715	7,038
Receivables from Non-Debtor Affiliates	100,829	94,608

Total current assets	$1,589,365	$1,984,950

PROPERTY, PLANT AND EQUIPMENT, NET	250,286	233,114
OPERATING LEASE ASSETS	19,002	23,200
GOODWILL	1,352,011	1,352,011
OTHER INTANGIBLES, NET	1,477,883	1,732,935
INVESTMENTS IN NON-DEBTOR AFFILIATES	48,253	50,001
RECEIVABLES FROM NON-DEBTOR AFFILIATES	258,445	240,002
OTHER ASSETS	134,224	126,494

TOTAL ASSETS	$5,129,469	$5,742,707

LIABILITIES AND DEFICIT
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$510,697	$654,414
Current portion of operating lease liabilities	248	230
Income taxes payable	181	10
Payables to Non-Debtor Affiliates	14,419	20,162

Total current liabilities	$525,545	$674,816

DEFERRED INCOME TAXES	16,248	13,479
OPERATING LEASE LIABILITIES, LESS CURRENT PORTION	750	994
OTHER LIABILITIES	74,223	37,367
LIABILITIES SUBJECT TO COMPROMISE	11,095,868	9,168,782
TOTAL DEFICIT	(6,583,165)	(4,152,731)

TOTAL LIABILITIES AND DEFICIT	$5,129,469	$5,742,707

CONDENSED COMBINED STATEMENTS OF OPERATIONS

(Dollars in thousands)

	2023	2022
TOTAL REVENUES, NET	$2,011,565	$2,321,426
COSTS AND EXPENSES:
Cost of revenues	954,349	1,106,855
Selling, general and administrative	558,183	764,768
Research and development	124,987	137,851
Acquired in-process research and development	—	68,700
Litigation-related and other contingencies, net	1,611,090	478,722
Asset impairment charges	503	2,137,107
Acquisition-related and integration items, net	1,972	408
Interest (income) expense, net	(11,660)	345,593
Reorganization items, net	1,169,961	202,978
Other income, net	(9,330)	(13,409)

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX	$(2,388,490)	$(2,908,147)

INCOME TAX EXPENSE	52,521	17,721

LOSS FROM CONTINUING OPERATIONS	$(2,441,011)	$(2,925,868)

DISCONTINUED OPERATIONS, NET OF TAX	(2,021)	(13,468)

NET LOSS ATTRIBUTABLE TO DEBTOR ENTITIES	$(2,443,032)	$(2,939,336)

EQUITY IN LOSS OF NON-DEBTOR AFFILIATES, NET OF TAX	(1,822)	22,671

NET LOSS	$(2,444,854)	$(2,916,665)

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE LOSS

(Dollars in thousands)

	2023	2022
NET LOSS	$(2,444,854)	$(2,916,665)
OTHER COMPREHENSIVE INCOME (LOSS):
Net unrealized gain (loss) on foreign currency	$3,179	$(10,496)

Total other comprehensive income (loss)	$3,179	$(10,496)

COMPREHENSIVE LOSS	$(2,441,675)	$(2,927,161)

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	2023	2022
OPERATING ACTIVITIES:
Net cash provided by operating activities (1)	$416,541	$209,523
INVESTING ACTIVITIES:
Capital expenditures, excluding capitalized interest	(67,149)	(43,743)
Capitalized interest payments	—	(3,140)
Proceeds from the U.S. Government Cooperative Agreement	39,397	18,635
Acquisitions, including in-process research and development, net of cash and restricted cash acquired	—	(90,320)
Proceeds from sale of business and other assets	5,134	41,400
Proceeds from loans made to Non-Debtor Affiliates	1,572	2,355
Disbursements for loans made to Non-Debtor Affiliates	(25,243)	(51,486)

Net cash used in investing activities	$(46,289)	$(126,299)

FINANCING ACTIVITIES:
Repayments of notes	—	(180,342)
Repayments of term loans	—	(10,000)
Adequate protection payments	(592,759)	(313,109)
Repayments of other indebtedness	(6,733)	(6,062)
Payments for contingent consideration	(5,136)	(2,462)
Payments of tax withholding for restricted shares	—	(1,898)

Net cash used in financing activities	$(604,628)	$(513,873)

Effect of foreign exchange rate	850	(1,790)

NET DECREASE IN CASH, CASH EQUIVALENTS, RESTRICTED CASH AND RESTRICTED CASH EQUIVALENTS	$(233,526)	$(432,439)

CASH, CASH EQUIVALENTS, RESTRICTED CASH AND RESTRICTED CASH EQUIVALENTS, BEGINNING OF PERIOD	1,136,259	1,568,698

CASH, CASH EQUIVALENTS, RESTRICTED CASH AND RESTRICTED CASH EQUIVALENTS, END OF PERIOD	$902,733	$1,136,259

(1)

The difference between the amount of Net cash provided by operating activities included in the table above and the amount of Net cash provided by operating activities included in the Consolidated Statements of Cash Flows for the same period primarily relates to the fact that the table above: (i) excludes the operating cash flows of our Non-Debtor Affiliates, which are included in the Consolidated Statements of Cash Flows, and (ii) includes the effects of the operating cash flows of the Debtors with the Non-Debtor Affiliates, which are eliminated in the Consolidated Statements of Cash Flows.

NOTE 24. SAVINGS AND INVESTMENT PLAN AND DEFERRED COMPENSATION PLANS

Savings and Investment Plan

The Company maintains a defined contribution Savings and Investment Plan (the Endo 401(k) Plan) covering all U.S.-based eligible employees. The Company matches 100% of the first 3% of eligible cash compensation that a participant contributes to the Endo 401(k) Plan plus 50% of the next 2% for a total of up to 4%, subject to statutory limitations. The Company’s matching contributions generally vest ratably over a two-year period.

Costs incurred for contributions made by the Company to the Endo 401(k) Plan amounted to $5.7 million, $6.5 million and $7.6 million for the years ended December 31, 2023, 2022 and 2021, respectively.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

	Balance at Beginning of Period	Additions, Costs and Expenses	Deductions, Write-offs	Other (1)	Balance at End of Period
Valuation Allowance For Deferred Tax Assets:
Year Ended December 31, 2021	$9,668,556	$504,499	$(9)	$(3,752)	$10,169,294

Year Ended December 31, 2022	$10,169,294	$273,538	$(46)	$(6,367)	$10,436,419

Year Ended December 31, 2023	$10,436,419	$6,431,095	$—	$6,125	$16,873,639

(1)	Represents the remeasurement of net deferred tax assets due to changes in statutory tax rates.

ENDO INTERNATIONAL PLC

(DEBTOR-IN-POSSESSION)

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Dollars in thousands, except share and per share data)

	March 31, 2024	December 31, 2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$641,373	$777,919
Restricted cash and cash equivalents	250,476	167,702
Accounts receivable, net	364,081	386,919
Inventories, net	265,985	246,017
Prepaid expenses and other current assets	98,230	82,163
Income taxes receivable	8,457	7,781

Total current assets	$1,628,602	$1,668,501

PROPERTY, PLANT AND EQUIPMENT, NET	475,291	476,240
OPERATING LEASE ASSETS	20,761	23,033
GOODWILL	1,352,011	1,352,011
OTHER INTANGIBLES, NET	1,415,208	1,477,883
OTHER ASSETS	57,902	139,626

TOTAL ASSETS	$4,949,775	$5,137,294

LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$492,812	$537,736
Current portion of operating lease liabilities	1,021	956
Income taxes payable	1,715	102

Total current liabilities	$495,548	$538,794

DEFERRED INCOME TAXES	17,707	16,248
OPERATING LEASE LIABILITIES, LESS CURRENT PORTION	3,805	4,132
OTHER LIABILITIES	84,172	79,812
LIABILITIES SUBJECT TO COMPROMISE	11,103,258	11,095,868
COMMITMENTS AND CONTINGENCIES (NOTE 14)
SHAREHOLDERS’ DEFICIT:
Euro deferred shares, $0.01 par value; 4,000,000 shares authorized and issued at both March 31, 2024 and December 31, 2023	43	44
Ordinary shares, $0.0001 par value; 1,000,000,000 shares authorized and 235,219,612 shares issued and outstanding at both March 31, 2024 and December 31, 2023	24	24
Additional paid-in capital	8,980,561	8,980,561
Accumulated deficit	(15,508,657)	(15,354,427)
Accumulated other comprehensive loss	(226,686)	(223,762)

Total shareholders’ deficit	$(6,754,715)	$(6,597,560)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$4,949,775	$5,137,294

See accompanying Notes to Condensed Consolidated Financial Statements.

ENDO INTERNATIONAL PLC

(DEBTOR-IN-POSSESSION)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Dollars and shares in thousands, except per share data)

	Three Months Ended March 31,
	2024	2023
TOTAL REVENUES, NET	$419,507	$515,267
COSTS AND EXPENSES:
Cost of revenues	199,013	232,742
Selling, general and administrative	130,068	150,793
Research and development	25,902	27,703
Acquired in-process research and development	750	—
Litigation-related and other contingencies, net	—	15,200
Asset impairment charges	304	146
Acquisition-related and integration items, net	621	397
Interest expense, net	—	109
Reorganization items, net	203,046	85,352
Other expense (income), net	5,755	(125)

(LOSS) INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX	$(145,952)	$2,950

INCOME TAX EXPENSE	7,882	5,773

LOSS FROM CONTINUING OPERATIONS	$(153,834)	$(2,823)

DISCONTINUED OPERATIONS, NET OF TAX (NOTE 4)	(396)	(456)

NET LOSS	$(154,230)	$(3,279)

NET (LOSS) INCOME PER SHARE—BASIC:
Continuing operations	$(0.65)	$(0.01)
Discontinued operations	(0.01)	—

Basic	$(0.66)	$(0.01)

NET (LOSS) INCOME PER SHARE—DILUTED:
Continuing operations	$(0.65)	$(0.01)
Discontinued operations	(0.01)	—

Diluted	$(0.66)	$(0.01)

WEIGHTED AVERAGE SHARES:
Basic	235,220	235,216
Diluted	235,220	235,216

See accompanying Notes to Condensed Consolidated Financial Statements.

ENDO INTERNATIONAL PLC

(DEBTOR-IN-POSSESSION)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

(Dollars in thousands)

	Three Months Ended March 31,
	2024	2023
NET LOSS	$(154,230)	$(3,279)
OTHER COMPREHENSIVE (LOSS) INCOME:
Net unrealized (loss) gain on foreign currency	$(2,924)	$607

Total other comprehensive (loss) income	$(2,924)	$607

COMPREHENSIVE LOSS	$(157,154)	$(2,672)

See accompanying Notes to Condensed Consolidated Financial Statements.

ENDO INTERNATIONAL PLC

(DEBTOR-IN-POSSESSION)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Dollars in thousands)

	Three Months Ended March 31,
	2024	2023
OPERATING ACTIVITIES:
Net loss	$(154,230)	$(3,279)
Adjustments to reconcile Net loss to Net cash provided by operating activities:
Depreciation and amortization	74,527	77,873
Share-based compensation	—	11,240
Deferred income taxes	1,520	(1,688)
Change in fair value of contingent consideration	621	397
Acquired in-process research and development charges	750	—
Asset impairment charges	304	146
Non-cash reorganization items, net	150,948	—
Gain on sale of business and other assets	(178)	(527)
Other	357	(327)
Changes in assets and liabilities which provided (used) cash:
Accounts receivable	20,118	37,686
Inventories	(24,320)	(10,952)
Prepaid and other assets	(14,803)	8,373
Accounts payable, accrued expenses and other liabilities	(30,671)	(58,715)
Income taxes payable/receivable, net	851	1,869

Net cash provided by operating activities	$25,794	$62,096

INVESTING ACTIVITIES:
Capital expenditures, excluding capitalized interest	(16,602)	(31,280)
Proceeds from the U.S. Government Cooperative Agreement	5,324	8,938
Acquisitions, including in-process research and development, net of cash and restricted cash acquired	(750)	—
Proceeds from sale of business and other assets	1,565	978

Net cash used in investing activities	$(10,463)	$(21,364)

FINANCING ACTIVITIES:
Adequate protection payments	(150,533)	(142,875)
Repayments of other indebtedness	(1,810)	(1,633)
Payments for contingent consideration	(976)	(207)

Net cash used in financing activities	$(153,319)	$(144,715)

Effect of foreign exchange rate	(784)	394

NET DECREASE IN CASH, CASH EQUIVALENTS, RESTRICTED CASH AND RESTRICTED CASH EQUIVALENTS	$(138,772)	$(103,589)

CASH, CASH EQUIVALENTS, RESTRICTED CASH AND RESTRICTED CASH EQUIVALENTS, BEGINNING OF PERIOD	1,030,621	1,249,241

CASH, CASH EQUIVALENTS, RESTRICTED CASH AND RESTRICTED CASH EQUIVALENTS, END OF PERIOD	$891,849	$1,145,652

See accompanying Notes to Condensed Consolidated Financial Statements.

ENDO INTERNATIONAL PLC

(DEBTOR-IN-POSSESSION)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2024

NOTE 1. BASIS OF PRESENTATION

Basis of Presentation

Endo International plc is an Ireland-domiciled specialty pharmaceutical company that conducts business through its operating subsidiaries. Unless otherwise indicated or required by the context, references throughout to “Endo,” the “Company,” “we,” “our” or “us” refer to Endo International plc and its subsidiaries.

The accompanying unaudited Condensed Consolidated Financial Statements of Endo International plc and its subsidiaries have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, the accompanying Condensed Consolidated Financial Statements of Endo International plc and its subsidiaries, which are unaudited, include all normal and recurring adjustments necessary for a fair statement of the Company’s financial position as of March 31, 2024 and the results of its operations and its cash flows for the periods presented. Operating results for the three months ended March 31, 2024 are not necessarily indicative of the results that may be expected for the year ending December 31, 2024. The year-end Condensed Consolidated Balance Sheet data as of December 31, 2023 was derived from audited financial statements but does not include all disclosures required by U.S. GAAP.

The information included in the accompanying unaudited Condensed Consolidated Financial Statements should be read in conjunction with our Consolidated Financial Statements and accompanying Notes included in the Annual Report on Form 10-K for the year ended December 31, 2023 filed with the Securities and Exchange Commission (SEC) on March 6, 2024 (the Annual Report).

Going Concern

As further discussed herein, thousands of governmental and private plaintiffs have filed suit against us and/or certain of our subsidiaries alleging opioid-related claims, most of which we have not been able to settle. As a result of the possibility or occurrence of an unfavorable outcome with respect to these proceedings, other legal proceedings and certain other risks and uncertainties, we explored a wide array of potential actions as part of our contingency planning and, as further described in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 filed with the SEC on August 9, 2022 (the Second-Quarter 2022 Form 10-Q), we previously concluded that the related conditions and events gave rise to substantial doubt about Endo International plc’s ability to continue as a going concern.

Subsequent to the filing of the Second-Quarter 2022 Form 10-Q, beginning on August 16, 2022 (the Petition Date), Endo International plc, together with certain of its direct and indirect subsidiaries (the Debtors), filed voluntary petitions for relief under the chapter 11 of title 11 of the United States (U.S.) Code (the Bankruptcy Code), which constituted an event of default that accelerated our obligations under substantially all of our then-outstanding debt instruments. Section 362 of the Bankruptcy Code stayed creditors from taking any action to enforce the related financial obligations and creditors’ rights of enforcement in respect of the debt instruments were subject to the applicable provisions of the Bankruptcy Code until consummation of the Plan on the Effective Date (as defined below). Refer to Note 2. Bankruptcy Proceedings and Note 13. Debt for additional information. As further described in Note 2. Bankruptcy Proceedings, on the Effective Date, the Debtors satisfied all conditions required for the Plan effectiveness and Endo International plc sold substantially all of its assets to Endo Inc. As a result of these conditions and events, management continues to believe there is substantial doubt about Endo International plc’s ability to continue as a going concern within one year after the date of issuance of these Condensed Consolidated Financial Statements. The accompanying Condensed Consolidated Financial Statements have been prepared under the going concern basis of accounting as required by U.S. GAAP and do not include any adjustments that might be necessary should we be unable to continue as a going concern.

NOTE 2. BANKRUPTCY PROCEEDINGS

Chapter 11 Filing

As noted above, on the Petition Date, certain of the Debtors filed voluntary petitions for relief under the Bankruptcy Code. Certain additional Debtors filed voluntary petitions for relief under the Bankruptcy Code on May 25, 2023 and May 31, 2023. The Debtors have received approval from the U.S. Bankruptcy Court for the Southern District of New York (the Bankruptcy Court) to jointly administer their chapter 11 cases (the Chapter 11 Cases) for administrative purposes only pursuant to Rule 1015(b) of the Federal Rules of Bankruptcy Procedure under the caption In re Endo International plc, et al. Certain entities consolidated by Endo International plc and included in these Condensed Consolidated Financial Statements are not party to the Chapter 11 Cases. These entities are collectively referred to herein as the Non-Debtor Affiliates.

The Debtors have continued to operate their businesses and manage their properties as debtors-in-possession pursuant to sections 1107 and 1108 of the Bankruptcy Code. As debtors-in-possession, the Debtors are generally permitted to continue to operate as ongoing businesses and pay debts and honor obligations arising in the ordinary course of their businesses after the Petition Date. However, the Debtors generally may not pay third-party claims or creditors on account of obligations arising before the Petition Date or engage in transactions outside the ordinary course of business without approval of the Bankruptcy Court. Under the Bankruptcy Code, third-party actions to collect pre-petition indebtedness owed by the Debtors, as well as most litigation pending against the Debtors as of the Petition Date, are generally subject to an automatic stay. However, under the Bankruptcy Code, certain legal proceedings, such as those involving the assertion of a governmental entity’s police or regulatory powers, may not be subject to the automatic stay and may continue unless otherwise ordered by the Bankruptcy Court.

Among other requirements, chapter 11 proceedings must comply with the priority scheme established by the Bankruptcy Code, under which certain post-petition and secured or “priority” pre-petition liabilities generally need to be satisfied before general unsecured creditors and shareholders are entitled to receive any distribution.

Under the Bankruptcy Code, the Debtors may assume, modify, assign or reject certain executory contracts and unexpired leases, including, without limitation, leases of real property and equipment, subject to the approval of the Bankruptcy Court and certain other conditions. Generally, the rejection of an executory contract or unexpired lease is treated as a pre-petition breach of such executory contract or unexpired lease and, subject to certain exceptions, relieves the Debtors from performing their future obligations under such executory contract or unexpired lease but entitles the contract counterparty or lessor to a pre-petition general unsecured claim for damages caused by such deemed breach. Generally, the assumption of an executory contract or unexpired lease requires the Debtors to cure existing monetary defaults under such executory contract or unexpired lease and provide adequate assurance of future performance. Accordingly, any description of an executory contract or unexpired lease in this report, including, where applicable, the express termination rights thereunder or a quantification of obligations, must be read in conjunction with, and is qualified by, any overriding rejection rights the Debtors have under the Bankruptcy Code.

To ensure their ability to continue operating in the ordinary course of business, the Debtors have filed with the Bankruptcy Court a variety of motions seeking “first day” relief, including the authority to access cash collateral, continue using their cash management system, pay employee wages and benefits and pay vendors in the ordinary course of business. At a hearing held on August 18, 2022, the Bankruptcy Court generally approved the relief sought in these motions on an interim basis. Following subsequent hearings held on September 28, 2022, October 13, 2022 and October 19, 2022, the Bankruptcy Court entered orders approving substantially all of the relief sought on a final basis.

Events of Default

The August 16, 2022 bankruptcy filings by the Debtors constituted an event of default that accelerated our obligations under substantially all of our then-outstanding debt instruments. Section 362 of the Bankruptcy Code stayed creditors from taking any action to enforce the related financial obligations and creditors’ rights of enforcement in respect of the debt instruments were subject to the applicable provisions of the Bankruptcy Code. Refer to Note 13. Debt for additional information.

Restructuring Support Agreement and Marketing Process

On August 16, 2022, we entered into a Restructuring Support Agreement (as amended, the RSA) with an ad hoc group (the Ad Hoc First Lien Group) of certain creditors holding in excess of 50% of the aggregate outstanding principal amount of Secured Debt (as defined in that certain collateral trust agreement, dated as of April 27, 2017, among Endo International plc, certain subsidiaries of Endo International plc, the other grantors from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent under the Credit Agreement (as defined below), and Wells Fargo Bank, National Association, as indenture trustee, and Wilmington Trust, National Association, as collateral trustee (the Collateral Trust Agreement)), pursuant to which, among other things, one or more entities formed in a manner acceptable to the Ad Hoc First Lien Group (the Purchaser) agreed to serve as stalking horse bidder in connection with the proposed sale of all or substantially all of our assets pursuant to section 363 of the Bankruptcy Code (the Sale).

As described in the RSA, the Purchaser’s bid (the Stalking Horse Bid), which was subject to higher or otherwise better bids from other parties, included an offer to purchase substantially all of our assets for an aggregate purchase price including: (i) a credit bid in full satisfaction of the Prepetition First Lien Indebtedness (as defined in the RSA); (ii) $5 million in cash on account of certain unencumbered assets; (iii) $122 million to wind-down our operations following the Sale closing date (the Wind-Down Amount); (iv) pre-closing professional fees; and (v) the assumption of certain liabilities. As part of the Stalking Horse Bid, the Purchaser agreed to make offers of employment to all of our active employees. The proposed purchase and sale agreement with respect to the Stalking Horse Bid was filed with the Bankruptcy Court on November 23, 2022, and amended versions in connection with the proposed Sale were subsequently filed with the Bankruptcy Court several times, including most recently on August 3, 2023.

On November 23, 2022, we filed: (i) a motion seeking Bankruptcy Court approval of bidding procedures in connection with the Sale and (ii) a motion seeking to set deadlines (bar dates) for all claimants to file claims against the Debtors. At a hearing on December 15, 2022, the Bankruptcy Court directed the Debtors and certain key parties in interest in the Chapter 11 Cases to participate in a mediation process to attempt to resolve certain objections and contested issues relating to the bidding procedures motion, the Sale and other critical matters in the Chapter 11 Cases.

In March 2023, the Debtors announced that, as a result of the mediation process, the Ad Hoc First Lien Group (and Purchaser) reached certain resolutions in principle with both the unsecured creditors’ committee (the UCC) and opioid claimants’ committee (the OCC) appointed in the Chapter 11 Cases and certain ad hoc groups of debtholders. These resolutions, documented in the stipulation filed with the Bankruptcy Court on March 24, 2023 (and described in further detail below), were supported by the Debtors. Following a hearing, the Bankruptcy Court entered orders on April 3, 2023 approving the bidding procedures motion (the Bidding Procedures Order) and the bar date motion, which established deadlines by which claimants must file proofs of claims with the Bankruptcy Court.

As part of the Bidding Procedures Order, the Bankruptcy Court also approved certain internal restructuring transactions under Irish law that would allow us to pursue the Sale in a tax efficient manner (the Reconstruction Steps). The Reconstruction Steps were completed on May 31, 2023, and involved, among other things: (i) the conversion from private limited companies to private unlimited companies under Irish law of our subsidiaries

Endo Ventures Limited and Endo Global Biologics Limited and their re-registration as Endo Ventures Unlimited (EVU) and Endo Global Biologics Unlimited (EGBU), respectively; and (ii) the transfer of the business and assets of EVU and EGBU to our newly-formed subsidiaries Operand Pharmaceuticals II Limited and Operand Pharmaceuticals III Limited.

As contemplated by the RSA, the Bidding Procedures Order approved a marketing process and auction that was conducted under the supervision of the Bankruptcy Court, during which interested parties had an opportunity to conduct due diligence and determine whether to submit a bid to acquire the Debtors’ assets. In the months following the entry of the Bidding Procedures Order, the Company conducted a robust marketing process. Following the passing of the deadline for potential bidders to submit indications of interest, on June 20, 2023, in accordance with the Bidding Procedures Order, the Company filed with the Bankruptcy Court a notice of termination of the sale and marketing process, naming the Purchaser as the Successful Bidder (as defined in the Bidding Procedures Order) and accelerating the hearing to approve the Sale from August 31, 2023 to July 28, 2023. The hearing to approve the Sale was subsequently adjourned several times as negotiations continued with our stakeholders and we explored alternative restructuring transactions.

On December 28, 2023, we filed an amended version of the RSA. The amended RSA reflects the terms of our proposed Plan (as defined and discussed in more detail below) while preserving our rights and the rights of the Ad Hoc First Lien Group to toggle back to a standalone sale under section 363 of the Bankruptcy Code.

Pursuant to the amended RSA, each of the parties agreed to, among other things, take all actions as are necessary and appropriate to facilitate the implementation and consummation of the Restructuring (as defined in the amended RSA), negotiate in good faith certain definitive documents relating to the Restructuring and obtain required approvals. In addition, we agreed to conduct our business in the ordinary course, provide notice and certain materials relating to the Restructuring to the consenting creditors’ advisors and pay certain fees and expenses of the consenting creditors. The amended RSA further contemplates that the Purchaser will fund one or more trusts for parties with opioid-related claims against us, as further discussed in Note 14. Commitments and Contingencies.

As the Effective Date of the Plan has now occurred, the transactions contemplated by the amended RSA have been approved by the Bankruptcy Court and have been consummated. Accordingly, the amended RSA has terminated according to its terms.

The Chapter 11 Proceedings

Cash Collateral

As part of the RSA, the Company and the Ad Hoc First Lien Group agreed on the terms of a proposed order authorizing the Company’s use of cash collateral (as modified and entered by the Bankruptcy Court on a final (amended) basis in October 2022, the Cash Collateral Order) in connection with the Chapter 11 Cases on certain terms and conditions set forth therein. Over the course of the Chapter 11 Cases, the Debtors used the cash collateral to, among other things, permit the orderly continuation of their businesses, pay the costs of administration of their estates and satisfy other working capital and general corporate purposes.

The Cash Collateral Order: (i) obligated the Debtors to make certain adequate protection payments during the bankruptcy proceedings, which are further discussed in Note 13. Debt of this report; (ii) established a budget for the Debtors’ use of cash collateral; (iii) established certain informational rights for the Debtors’ secured creditors; (iv) provided for the waiver of certain Bankruptcy Code provisions; and (v) required the Debtors to maintain at least $600.0 million of “liquidity,” calculated at the end of each week as unrestricted cash and cash equivalents plus certain specified amounts of restricted cash associated with the TLC Agreement, which is defined and further discussed below in Note 10. License, Collaboration and Asset Acquisition Agreements.

The foregoing description of the Cash Collateral Order does not purport to be complete and is qualified in its entirety by reference to the Cash Collateral Order entered by the Bankruptcy Court in the Chapter 11 Cases.

Claims Reconciliation Process

In November 2022, the Debtors filed with the Bankruptcy Court schedules and statements, subject to further amendment or modification, which set forth, among other things, the assets and liabilities of each of the Debtors, subject to the assumptions filed in connection therewith.

As part of the Chapter 11 Cases, persons and entities believing that they have claims or causes of action against the Debtors were instructed to file proofs of claim evidencing such claims. As noted above, the Debtors filed a motion seeking to set a bar date (deadline) for holders of claims to file proofs of claim (including general claims and claims of governmental units). On April 3, 2023, the Bankruptcy Court entered an order, as subsequently amended on June 23, 2023 and July 14, 2023 (the Bar Date Order) setting July 7, 2023 as the general bar date (deadline) for persons and non-governmental entities to file proofs of claim against the Debtors. The Bankruptcy Court also set May 31, 2023 as the bar date for governmental entities to file claims other than certain claims relating to opioids against the Debtors. Certain claims, including most governmental claims relating to opioids, were subject to separate bar date procedures as set forth in more detail in the Bar Date Order.

As of April 23, 2024, approximately 907,300 claims, totaling approximately $1,079 billion, have been filed against the Debtors, including, in certain cases, duplicate claims across multiple Debtors. For the period of April 24, 2024 to May 23, 2024, approximately 200 claims, totaling approximately $2 billion, have been filed against the Debtors, including, in certain cases, duplicate claims across multiple Debtors. For example, the U.S. Internal Revenue Service (IRS) has filed multiple proofs of claim against several of the Debtors, as further discussed in Note 18. Income Taxes. As claims are filed, they are being evaluated for validity and compared to amounts recorded in our accounting records. Due to the voluminous number of claims received, Endo is continuing to review the proofs of claims filed in the Chapter 11 Cases to identify which, if any, additional claims constitute unresolved claims not previously known. As of the date of this report, the amounts of certain of the claims received exceed the amounts of the corresponding liabilities, if any, that we have recorded based on our assessments of the purported liabilities underlying such claims, and it is likely this will continue to be the case in future periods. We are not aware of any claims that we currently expect will require a material adjustment to the Condensed Consolidated Financial Statements.

Differences in amounts recorded and claims filed by creditors will continue to be investigated and resolved, including through the filing of objections with the Bankruptcy Court, where appropriate. The Debtors may ask the Bankruptcy Court to disallow claims that the Debtors believe are duplicative, have been later amended or superseded, are without merit, are overstated or should be disallowed for other reasons. In addition, as a result of this process, the Debtors may identify additional liabilities that will need to be recorded or reclassified to Liabilities subject to compromise in the Condensed Consolidated Balance Sheets. In light of the substantial number of claims that have been filed as of the date of this report and may be filed in the future, the claims resolution process may take considerable time to complete and will continue after the Effective Date of the Plan.

Resolutions in the Chapter 11 Cases

In March 2023, the Debtors announced that, in connection with the mediation process and as referenced in an amended RSA, the Ad Hoc First Lien Group (and Purchaser) reached certain resolutions in principle with the UCC and the OCC appointed in the Chapter 11 Cases and certain ad hoc groups of debtholders. In July 2023, the Debtors announced an additional resolution between the Purchaser and the Future Claimants’ Representative (the FCR). In August 2023, a resolution was reached between the Purchaser and an ad hoc group of public school district creditors (the Public School District Creditors). In September 2023, a resolution was reached between the Purchaser and certain Canadian governmental entities that had previously filed an objection to the Sale (the Canadian Provinces). In February 2024, the Debtors announced an agreed resolution with the U.S. Department of Justice (DOJ), acting on behalf of itself and certain other agencies of the U.S. federal government. The DOJ resolution formalized the terms of the economic agreement in principle announced by the Ad Hoc First Lien Group in November 2023 and set forth certain non-economic terms mutually agreed upon by the parties. The foregoing resolutions, which are set forth in greater detail in the solicitation version of the disclosure statement filed with the Bankruptcy Court on January 16, 2024, and, in the case of the DOJ resolution, in the notice filed with the Bankruptcy Court on February 29, 2024, are supported by the Debtors.

The resolution reached with the UCC provides that, on or prior to the Effective Date of the Plan, a trust (the GUC Trust) will be established for the benefit of eligible general unsecured creditors. As consideration, the trust will receive, among other things: (i) $60 million in cash; (ii) up to 4.02% of equity in the Purchaser (subject to dilution by equity issued pursuant to rights offerings and under the management incentive plan); (iii) a litigation trust, which will have the right to pursue certain estate claims and causes of action against (1) non-continuing directors and former officers (as against and subject to a maximum recovery available under certain specified insurance policies and proceeds), (2) certain third-party advisors to the Debtors, and (3) certain additional third parties, including parties to certain pre-petition transactions with the Debtors; and (iv) a rights offering for certain eligible trust beneficiaries, subject to certain subscription requirements, for up to $160 million of equity in the Purchaser. The resolution also contemplated a fee cap of $15 million for the UCC professionals for any work done between April 1, 2023 and October 31, 2023.

The resolution reached with the OCC provides that, on or prior to the Effective Date of the Plan, a trust will be established for the benefit of certain private present opioid claimants (such as non-governmental entities). As consideration, the trust will receive, among other things, $119.2 million of gross cash consideration payable in three installments (subject to the Purchaser’s exercise of certain prepayment options and triggers) to be distributed to eligible private present opioid claimants. An additional $0.5 million will be funded to the trust by certain third parties, for a total of $119.7 million in aggregate consideration being funded to the trust. As set forth in the amended RSA, the Purchaser has also agreed, on or prior to the Effective Date of the Plan, to fund a trust for the benefit of certain public and tribal opioid claimants. The trust to be created pursuant to the resolution reached with the OCC is intended to be structured similarly to the public/tribal opioid trust and includes prepayment obligations triggered upon certain prepayments made to the public/tribal opioid trust. The resolution also contemplated a fee cap of $8.5 million for opioid claimants’ committee hourly professionals for work done between April 1, 2023 and October 31, 2023. From November 1, 2023 through the Effective Date of the Plan, the OCC fees are subject to a monthly cap of $0.5 million subject to certain carve-outs and limitations pursuant to the OCC resolution.

The resolution reached with the FCR provides that, on or prior to the Effective Date of the Plan, a trust (the Future PI Trust) will be established for the benefit of certain private opioid and mesh claimants whose first injury did not arise until after the applicable bar date. As consideration, the Future PI Trust will receive, among other things, $11.9 million of gross cash consideration payable in installments to be distributed to eligible private future opioid and mesh claimants.

The resolution reached with the Public School District Creditors provides that, on or prior to the Effective Date of the Plan, the Purchaser will fund an opioid school district recovery trust for the benefit of public school districts that elect to participate. As consideration, the trust will receive up to $3 million of gross cash consideration payable in installments to provide grants and other funding to participating school districts for the purpose of funding opioid abuse/misuse abatement or remediation programs.

The resolution reached with the Canadian Provinces provides that, on the Effective Date of the Plan, a trust or other distribution mechanism will be established for the benefit of the Canadian Provinces. As consideration, the trust or other distribution mechanism will receive $7.3 million of gross cash consideration payable in installments expected to be used for government programs and services aimed at assisting Canadians who suffer from opioid misuse or addiction disorder.

The resolution reached with the Ad Hoc First Lien Group and the DOJ with respect to claims filed in the Chapter 11 Cases by the United States of America, acting through the United States Attorney’s Office for the Southern District of New York, for and on behalf of: (i) the United States Department of Justice Civil Division’s

Consumer Protection Branch; (ii) the United States Attorney’s Office for the Southern District of Florida; (iii) the United States Department of Justice Civil Division’s Fraud Section, acting on behalf of the Office of Inspector General of the Department of Health and Human Services, the Defense Health Agency, as administrator of the TRICARE program, the Office of Personnel Management, as administrator of the Federal Employees Health Benefits program, and the Department of Veteran Affairs (VA); (iv) the IRS; (v) the U.S. Department of Health and Human Services (HHS), U.S. Centers for Medicare and Medicaid Services (CMS) and Indian Health Service; and (vi) the VA (collectively, the U.S. Government), including criminal, civil and tax-related claims provides for payment by Endo of $364.9 million over 10 years, or $200 million if the obligation is paid in full on the Effective Date of the Plan, plus contingent consideration of $25 million in each of 2024 through 2028 (up to $100 million in aggregate) if our Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) sufficiently exceeds defined baselines (U.S. Government Economic Settlement). The resolution further contemplates that Endo’s subsidiary, Endo Health Solutions Inc. (EHSI), will enter into a plea agreement and civil settlement agreement in resolution of the DOJ’s criminal and civil investigations of the Debtors. The plea agreement contemplates that EHSI will plead guilty to a single misdemeanor violation of the Food, Drug, and Cosmetic Act, contrary to Title 21, United States Code, Sections 331(a), 333(a)(1), and 352(f)(1). Pursuant to the plea agreement, EHSI will be subject to a criminal fine of $1,086 million, which will be treated as an allowed, general unsecured claim in the Chapter 11 Cases, and a criminal forfeiture judgment in the amount of $450 million. Pursuant to the civil settlement agreement, the Debtors agree that the U.S. Government shall have an allowed, general unsecured claim in the Chapter 11 Cases in the amount of approximately $476 million. The claims brought against the Debtors by the IRS will be deemed to be, in part, an allowed, unsubordinated priority claim and, in part, an allowed, unsubordinated general unsecured claim, each in such amount equal to the settlement amounts to be received by the IRS as allocated by the U.S. Government. The criminal fine, civil settlement agreement amount and the IRS claims will be satisfied in full by the payments made pursuant to the U.S. Government Economic Settlement. The criminal forfeiture judgment will be deemed satisfied in full by payments made to state opioid claimants pursuant to the Plan.

In connection with the resolutions, the UCC, the OCC, the FCR, the Public School District Creditors, the Canadian Provinces, the ad hoc groups of debtholders party thereto and the DOJ agreed to support the Plan.

Chapter 11 Plan of Reorganization and Emergence

On December 19, 2023, we filed a proposed chapter 11 plan of reorganization (as amended, including on January 5, 2024, January 9, 2024 and March 18, 2024, and including any future amendments, exhibits and supplements filed with respect thereto, the Plan) and related disclosure statement with the Bankruptcy Court. The Plan contemplates a sale of substantially all of our assets on substantially similar terms to the proposed 363 sale to the Purchaser, including the assumption of certain liabilities, and offers of employment to all of our active team members, and reflects the resolutions described above. References to emergence of the Debtors and/or Endo, on the Effective Date, refer to the completion of the transactions contemplated by the Plan and does not purport to represent emergence of certain legal entities.

Under the Plan, our first lien creditors would receive 96.3% of equity in a new entity formed to acquire our assets and an opportunity to participate in a $340 million rights offering (First Lien Rights Offering), and second lien creditors and unsecured noteholders would receive the remaining 3.7% of the equity (both subject to dilution). Second lien creditors and unsecured noteholders would also receive $23.3 million in cash, certain proceeds of litigation claims and insurance rights, and the opportunity to participate in a $160 million rights offering (GUC Rights Offering) which was subscribed in July 2023. Other general unsecured creditors would receive up to $2 million in cash and a small percentage of the proceeds of trust litigation claims and insurance rights, subject to certain qualifications. Opioid claimants would receive distributions from certain trusts and sub-trusts, including pursuant to the resolutions described above, as follows: $460 million in installments for state opioid claimants (subject to certain prepayment rights), $119.7 million in installments for several subclasses of private opioid claimants (subject to certain prepayment rights), up to $15 million for tribal opioid claimants and up to approximately $11.4 million for future opioid claimants. The Plan also provides for the treatment of opioid claims held by other claimants, including public school districts, Canadian provinces and foreign holders of claims against certain foreign entities who file proofs of claim against us by a date certain (but after the general bar date). The Plan provides that we (or Endo, Inc.) will use the, among other things, net proceeds from a potential exit financing facility (to the extent implemented), net proceeds from proposed rights offerings, cash on hand and certain litigation consideration to fund Plan distributions.

To facilitate the First Lien Rights Offering, certain first lien claim holders (the First Lien Backstop Parties), entered into an agreement to purchase the shares not purchased by the non-First Lien Backstop Parties in the First Lien Rights Offering (the First Lien BCA). In exchange for providing the backstop commitments, Endo, Inc. agreed to issue a certain number of shares of common stock and Endo International plc agreed to pay certain First Lien Backstop Parties a cash amount not to exceed approximately $25.5 million as an “Additional Premium” in exchange for their commitments (First Lien Backstop Premium). To facilitate the GUC Rights Offering, certain first lien claim holders (GUC Backstop Parties) entered into an agreement to purchase any unsubscribed shares in the GUC Rights Offering (GUC BCA). In exchange for providing the backstop commitments, Endo, Inc. agreed to issue a certain number of shares of common stock (GUC Backstop Premium).

In addition to the previously reached settlements, the Plan also incorporates the economic settlement in principle with the DOJ, described above. The Plan also sets forth a post-reorganization governance structure and includes releases for us and certain other parties.

To protect our Irish entities and assets from the risk of value-destructive litigation and enforcement efforts not enjoined by the Plan, we also proposed an Irish scheme of arrangement in parallel with the Plan to implement certain terms of the Plan as a matter of Irish law. The scheme of arrangement was widely approved by creditors and sanctioned by the High Court of Ireland on April 18, 2024. The final order approving the scheme was filed on April 19, 2024. In connection with approval of the scheme, all claims against us covered by the scheme were completely released and discharged as a matter of Irish law.

On January 12, 2024, the Bankruptcy Court entered an order conditionally approving our disclosure statement which authorized us to solicit votes on our Plan. The Bankruptcy Court also scheduled a combined hearing for: (i) final approval of the disclosure statement as containing “adequate information” as required by the Bankruptcy Code; and (ii) confirmation of the Plan for March 19, 2024. Creditors voted overwhelmingly in favor of the Plan. The Bankruptcy Court confirmed the Plan on March 19, 2024, and the Debtors satisfied all conditions required for the Plan effectiveness (the Effective Date) on April 23, 2024.

On or following the Effective Date and pursuant to the terms of the Plan, the following occurred or became effective:

•

Endo, Inc. appointed six new members to the Successor’s board of directors to replace all of the directors of the Predecessor, other than the director also serving as the President and Chief Executive Officer, who was re-appointed pursuant to the Plan;

•	Endo International plc terminated and cancelled all common stock of Endo International plc that were outstanding immediately prior to the Effective Date;

•	Endo, Inc.’s authorized capital stock will consist of 1 billion shares of common stock, par value $0.001 per share, and 25 million shares of preferred stock, par value $0.001 per share.

•

Shares of Endo, Inc. common stock issued in reliance upon section 1145 of the Bankruptcy Code (except with respect to any entity that is an underwriter) are exempt from, among other things, the registration requirements of Section 5 of the Securities Act and any other applicable U.S. state or local law requiring registration for the offer or sale of securities and (i) are not “restricted securities” as defined in Rule 144(a)(3) under the Securities Act, and (ii) are freely tradable and transferable by any holder thereof that, at the time of transfer, (1) is not an “affiliate” (as defined in Rule 144(a)(1) under the Securities Act) of Endo, Inc. or any of its subsidiaries; (2) has not been such an “affiliate” within 90 days of such transfer; and (3) is not an entity that is an underwriter.

•

The shares of Endo, Inc. common stock that are issued in reliance on Section 4(a)(2) of the Securities Act and/or Regulation D or Regulation S thereunder, are “restricted securities” subject to resale restrictions and may be resold, exchanged, assigned or otherwise transferred only in a transaction registered, or exempt from registration, under the Securities Act and other applicable law. In that regard, each of the recipients of shares of common stock issued pursuant to the Plan made customary representations, including that each was an “accredited investor” (within the meaning of Rule 501(a) of the Securities Act) or a “qualified institutional buyer” (as defined under Rule 144A promulgated under the Securities Act).

•

Endo, Inc. issued approximately 33.0 million shares of common stock, in transactions exempt from registration under the Securities Act of 1933 pursuant to section 1145 of the Bankruptcy Code (Unrestricted Shares), as further described above, to first lien creditors and holders of second lien deficiency claims and unsecured notes claims in exchange for the satisfaction of their claims;

•

Endo, Inc. issued approximately 0.2 million of Unrestricted Shares to be deposited in escrow with a third-party escrow agent (Escrowed Equity) with such Escrowed Equity to be distributed to holders of second lien deficiency claims and unsecured notes claims in accordance with the “Net Debt Equity Split Adjustment” defined under the Plan;

•	Endo, Inc. issued approximately 25.8 million of Unrestricted Shares to first lien creditors who participated in the Endo, Inc. First Lien Rights Offering;

•

Endo, Inc. issued approximately 3.6 million shares, of which approximately 2.8 million were Unrestricted Shares and approximately 0.8 million were issued in transactions exempt from registration under the Securities Act of 1933 pursuant to Section 4(a)(2) and/or Regulation D or Regulation S thereunder (Restricted Shares), as further described above, to First Lien Backstop Parties and Endo International plc paid approximately $25.5 million in satisfaction of the First Lien Backstop Premium owed pursuant to the First Lien BCA;

•	Endo, Inc. issued less than 0.1 million of Restricted Shares to holders of claims that participated in the GUC Rights Offering;

•

Endo, Inc. issued approximately 13.7 million shares, including approximately 12.5 million Restricted Shares to GUC Backstop Parties in connection with the GUC Rights Offering and approximately 1.2 million Unrestricted Shares in satisfaction of the GUC Backstop Premium owed pursuant to the GUC BCA;

•

Entered into Exit Financing Debt including: (i) a $400 million senior secured five-year superpriority revolving credit facility (New Revolving Credit Facility); (ii) a $1,500 million senior secured seven-year term loan facility (New Term Facility); and (iii) senior secured notes in the aggregate principal amount of $1,000 million, due in 2031 (New Senior Secured Notes);

•	The various trusts, described above were funded, including the exercise of certain prepayment options where applicable, in an aggregate amount equal to approximately $446 million; and

•	The Debtors paid $200 million in connection with the U.S. Government Economic Settlement.

Management Incentive Plan. As contemplated by the Plan, on the Effective Date, Endo, Inc. adopted a long-term incentive plan and authorized and reserved 3.6 million shares for issuance pursuant to equity incentive awards to be granted under such plan. As of May 23, 2024, no shares have been issued under Endo, Inc.’s Management Incentive Plan.

Sources of Cash for Plan Distribution. All cash required for payments made by the Company (or Endo, Inc.) under the Plan on the Effective Date was obtained from cash on hand, proceeds of the First Lien Rights Offering, GUC Rights Offering and proceeds of the Exit Financing Debt.

Fresh Start Accounting

On the Effective Date, we expect to apply fresh start accounting in accordance with Accounting Standards Codification Topic 852, Reorganizations (ASC 852) as: (i) the holders of existing voting ownership interests of Endo International plc received less than 50% of the voting shares of Endo, Inc.; and (ii) the reorganization value of assets immediately prior to confirmation of the Plan are expected to be less than the total of all post-petition liabilities and allowed claims. Under the principles of fresh start accounting, a new reporting entity will be considered to have been created, and, as a result, the Company will allocate the reorganization value of the Company to its individual assets. The process of estimating fair value of the Company’s assets and liabilities is currently ongoing and, therefore, such amounts have not yet been finalized.

Accounting During Bankruptcy

As a result of the Chapter 11 Cases, we have applied the provisions of ASC 852 in preparing the accompanying Condensed Consolidated Financial Statements. ASC 852 requires that, for periods including and after the filing of a chapter 11 petition, the Condensed Consolidated Financial Statements distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business.

Accordingly, for periods beginning with the third quarter of 2022, pre-petition unsecured and undersecured claims related to the Debtors that may be impacted by the bankruptcy reorganization process have been classified as Liabilities subject to compromise in the Condensed Consolidated Balance Sheets. Liabilities subject to compromise include pre-petition liabilities for which there is uncertainty about whether such pre-petition liabilities could be impaired as a result of the Chapter 11 Cases. Liabilities subject to compromise are recorded at the expected amount of the total allowed claim, even if they may ultimately be settled for different amounts. The following table sets forth, as of March 31, 2024 and December 31, 2023, information about the amounts presented as Liabilities subject to compromise in our Condensed Consolidated Balance Sheets (in thousands):

	March 31, 2024	December 31, 2023
Accounts payable	$32,232	$32,281
Accrued interest	160,617	160,617
Debt	8,152,290	8,147,826
Litigation accruals	2,432,224	2,431,455
Uncertain tax positions	262,170	259,611
Other (1)	63,725	64,078

Total	$11,103,258	$11,095,868

(1)

Amounts include operating and finance lease liabilities as further described in Note 8. Leases, acquisition-related contingent consideration liabilities as further described in Note 6. Fair Value Measurements and a variety of other miscellaneous liabilities.

The amounts in the table above are preliminary and may be subject to future adjustments as a result of, among other things, the possibility or occurrence of certain Bankruptcy Court actions, further developments with respect to disputed claims, any rejection by us of executory contracts and/or any payments by us of amounts classified as Liabilities subject to compromise, which may be allowed in certain limited circumstances. Amounts are also subject to adjustments if we make changes to our assumptions or estimates related to claims as additional information becomes available to us including, without limitation, those related to the expected amounts of allowed claims, the value of any collateral securing claims and the secured status of claims. Such adjustments may be material.

Certain expenses, gains and losses resulting from and recognized during our bankruptcy proceedings are now being recorded in Reorganization items, net in our Condensed Consolidated Statements of Operations. The

following table sets forth, for the three months ended March 31, 2024 and 2023, information about the amounts presented as Reorganization items, net in our Condensed Consolidated Statements of Operations (in thousands):

	Three Months Ended March 31,
	2024	2023
Professional fees	$52,098	$85,352
Debt valuation adjustments (1)	150,948	—

Total	$203,046	$85,352

(1)

For the three months ended March 31, 2024, adequate protection payments were $150.5 million and recognized as a reduction to the carrying amount of the respective First Lien Debt Instruments. Concurrently, as a result of adjusting to the estimated allowed claim amount for the corresponding debt instruments, a charge was recognized within Reorganization items, net. For the three months ended March 31, 2023, adequate protection payments were $142.9 million and recognized as a reduction to the carrying amount of the respective First Lien Debt Instruments.

During the three months ended March 31, 2024 and 2023, our operating cash flows included net cash outflows of $45.0 million and $70.0 million, respectively, related to amounts classified or expected to be classified as Reorganization items, net, which primarily consisted professional fees.

Refer also to Note 13. Debt for information about the non-cash debt valuation adjustments reflected in Reorganization items, net, as well as how our bankruptcy proceedings and certain related developments have affected our debt service payments and how such payments are being reflected in our Condensed Consolidated Financial Statements.

Nasdaq Delisting

On August 17, 2022, we received a letter (the Notice) from The Nasdaq Stock Market LLC (Nasdaq) stating that, in accordance with Nasdaq Listing Rules 5101, 5110(b) and IM-5101-1, Nasdaq had determined that Endo’s ordinary shares would be delisted. In accordance with the Notice, trading of Endo’s ordinary shares was suspended at the opening of business on August 26, 2022. As a result, Endo’s ordinary shares began trading exclusively on the over-the-counter market on August 26, 2022. On the over-the-counter market, Endo’s ordinary shares, which previously traded on the Nasdaq Global Select Market under the symbol ENDP, began to trade under the symbol ENDPQ. On September 14, 2022, Nasdaq filed a Form 25-NSE with the SEC and Endo’s ordinary shares were subsequently delisted from the Nasdaq Global Select Market. On December 13, 2022, Endo’s ordinary shares were deregistered under Section 12(b) of the Securities Exchange Act of 1934, as amended (Exchange Act).

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of our Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts and disclosures in our Condensed Consolidated Financial Statements, including the Notes thereto, and elsewhere in this report. For example, we are required to make significant estimates and assumptions related to revenue recognition, including sales deductions, long-lived assets, goodwill, other intangible assets, income taxes, contingencies, financial instruments, share-based compensation, estimated allowed claim amounts, liabilities subject to compromise and reorganization items, net, among others. Some of these estimates can be subjective and complex. Uncertainties related to the magnitude and duration of potential public health crises, like the recent COVID-19 pandemic, and epidemics, the extent to which it may impact our estimated future financial results, worldwide macroeconomic conditions including interest rates, employment rates, consumer spending and health insurance coverage, among others, have increased the complexity of developing these estimates, including the allowance for expected credit losses and the carrying amounts of long-lived assets, goodwill and other intangible assets. The possibility or occurrence of any such actions could materially impact the amounts and classifications of such assets and liabilities reported in our Condensed Consolidated Balance Sheets. Furthermore, our bankruptcy proceedings and the consummation of the sale process in connection with the Plan have resulted in and are likely to continue to result in significant changes to our business, which could ultimately result in, among other things, asset impairment charges that may be material. Although we believe that our estimates and assumptions are reasonable, there may be other reasonable estimates or assumptions that differ significantly from ours. Further, our estimates and assumptions are based upon information available at the time they were made. Actual results may differ significantly from our estimates, including as a result of the uncertainties described in this report, those described in our other reports filed with the SEC or other uncertainties.

Significant Accounting Policies Added or Updated since December 31, 2023

There have been no significant changes to our significant accounting policies since December 31, 2023. For additional discussion of the Company’s significant accounting policies, see Note 3. Summary of Significant Accounting Policies in the Consolidated Financial Statements included in Part IV, Item 15 of the Annual Report.

Recent Accounting Pronouncements Not Yet Adopted at March 31, 2024

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07) to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 14, 2024, on a retrospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standards update on its consolidated financial statement disclosures.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvement to Income Tax Disclosures (ASU 2023-09) to enhance the transparency and decision usefulness of income tax disclosures, primarily related to standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standards update on its consolidated financial statement disclosures.

NOTE 4. DISCONTINUED OPERATIONS

Astora

The operating results of the Company’s Astora business, which the Board of Directors (the Board) resolved to wind down in 2016, are reported as Discontinued operations, net of tax in the Condensed Consolidated Statements of Operations for all periods presented. The following table provides the operating results of Astora Discontinued operations, net of tax, for the three months ended March 31, 2024 and 2023 (in thousands):

	Three Months Ended March 31,
	2024	2023
Loss from discontinued operations before income taxes	$(456)	$(526)
Income tax benefit	(60)	(70)

Discontinued operations, net of tax	$(396)	$(456)

Loss from discontinued operations before income taxes includes mesh-related legal defense costs and certain other items.

The cash flows from discontinued operating activities related to Astora included the impact of net losses of $0.4 million and $0.5 million for the three months ended March 31, 2024 and 2023, respectively, and the impact of cash activity related to vaginal mesh cases. During the periods presented above, there were no material net cash flows related to Astora discontinued investing activities and there was no depreciation or amortization expense related to Astora.

Refer to Note 14. Commitments and Contingencies for amounts and additional information relating to vaginal mesh-related matters.

NOTE 5. SEGMENT RESULTS

The Company’s four reportable business segments are Branded Pharmaceuticals, Sterile Injectables, Generic Pharmaceuticals and International Pharmaceuticals. These segments reflect the level at which the chief operating decision maker regularly reviews financial information to assess performance and to make decisions about resources to be allocated. Each segment derives revenue from the sales or licensing of its respective products and is discussed in more detail below.

We evaluate segment performance based on Segment adjusted income from continuing operations before income tax, which we define as (Loss) income from continuing operations before income tax and before acquired in-process research and development charges; acquisition-related and integration items, including transaction costs and changes in the fair value of contingent consideration; cost reduction and integration-related initiatives such as separation benefits, continuity payments, other exit costs and certain costs associated with integrating an acquired company’s operations; certain amounts related to strategic review initiatives; asset impairment charges; amortization of intangible assets; inventory step-up recorded as part of our acquisitions; litigation-related and other contingent matters; certain legal costs; gains or losses from early termination of debt; debt modification costs; gains or losses from the sales of businesses and other assets; foreign currency gains or losses on intercompany financing arrangements; reorganization items, net; and certain other items.

Certain corporate expenses incurred by the Company are not directly attributable to any specific segment. Accordingly, these costs are not allocated to any of the Company’s segments and are included in the results below as “Corporate unallocated costs.” Interest income and expense are also considered corporate items and not allocated to any of the Company’s segments. The Company’s Total segment adjusted income from continuing operations before income tax is equal to the combined results of each of its segments.

Branded Pharmaceuticals

Our Branded Pharmaceuticals segment includes a variety of branded products in the areas of urology, orthopedics, endocrinology and bariatrics, among others. Products in this segment include XIAFLEX®, SUPPRELIN® LA, AVEED®, NASCOBAL® Nasal Spray, PERCOCET®, TESTOPEL® and EDEX®, among others.

Sterile Injectables

Our Sterile Injectables segment consists primarily of branded sterile injectable products such as ADRENALIN®, VASOSTRICT® and APLISOL®, among others, and certain generic sterile injectable products.

Generic Pharmaceuticals

Our Generic Pharmaceuticals segment consists of a product portfolio including solid oral extended-release products, solid oral immediate-release products, liquids, semi-solids, patches, powders, ophthalmics and sprays and includes products that treat and manage a wide variety of medical conditions.

International Pharmaceuticals

Our International Pharmaceuticals segment includes a variety of specialty pharmaceutical products, including over-the-counter (OTC) products, sold outside the U.S., primarily in Canada through our operating company Paladin Labs Inc. (Paladin).

The following represents selected information for the Company’s reportable segments for the three months ended March 31, 2024 and 2023 (in thousands):

	Three Months Ended March 31,
	2024	2023
Net revenues from external customers:
Branded Pharmaceuticals	$200,796	$197,573
Sterile Injectables	98,234	101,255
Generic Pharmaceuticals	103,317	198,180
International Pharmaceuticals (1)	17,160	18,259

Total net revenues from external customers	$419,507	$515,267

Segment adjusted income from continuing operations before income tax:
Branded Pharmaceuticals	$104,093	$96,265
Sterile Injectables	37,070	41,090
Generic Pharmaceuticals	25,456	91,687
International Pharmaceuticals	3,486	5,347

Total segment adjusted income from continuing operations before income tax	$170,105	$234,389

(1)	Revenues generated by our International Pharmaceuticals segment are primarily attributable to external customers located in Canada.

There were no material revenues from external customers attributed to an individual country outside of the U.S. during any of the periods presented.

The table below provides reconciliations of our Total consolidated (loss) income from continuing operations before income tax, which is determined in accordance with U.S. GAAP, to our Total segment adjusted income from continuing operations before income tax for the three months ended March 31, 2024 and 2023 (in thousands):

	Three Months Ended March 31,
	2024	2023
Total consolidated (loss) income from continuing operations before income tax	$(145,952)	$2,950
Interest expense, net	—	109
Corporate unallocated costs (1)	37,550	39,657
Amortization of intangible assets	61,908	65,256
Acquired in-process research and development charges	750	—
Amounts related to continuity and separation benefits, cost reductions and strategic review initiatives (2)	4,961	11,673
Certain litigation-related and other contingencies, net (3)	—	15,200
Certain legal costs (4)	2,069	1,560

	Three Months Ended March 31,
	2024	2023
Asset impairment charges (5)	304	146
Acquisition-related and integration items, net (6)	621	397
Foreign currency impact related to the remeasurement of intercompany debt instruments	(2,123)	284
Reorganization items, net (7)	203,046	85,352
Other, net (8)	6,971	11,805

Total segment adjusted income from continuing operations before income tax	$170,105	$234,389

(1)	Amounts include certain corporate overhead costs, such as headcount, facility and corporate litigation expenses and certain other income and expenses.
(2)

The amount for the three months ended March 31, 2024 include net employee separation, continuity and other benefit-related charges of approximately $5.0 million. The amount for the three months ended March 31, 2023 include net employee separation, continuity and other benefit-related charges of approximately $10.8 million, inventory charges related to restructurings of approximately $0.3 million and other net charges of approximately $0.6 million.

(3)

Amounts include adjustments to our accruals for litigation-related settlement charges. Our material legal proceedings and other contingent matters are described in more detail in Note 14. Commitments and Contingencies.

(4)	Amounts relate to opioid-related legal expenses.
(5)	Amounts primarily relate to charges to impair property, plant and equipment.
(6)	Amounts primarily relate to changes in the fair value of contingent consideration.
(7)

Amounts relate to the net expense or income recognized during our bankruptcy proceedings required to be presented as Reorganization items, net under ASC 852. For the three months ended March 31, 2024, adequate protection payments were approximately $150.5 million and recognized as a reduction to the carrying amount of the respective First Lien Debt Instruments. Concurrently, as a result of adjusting to the estimated allowed claim amount for the corresponding debt instruments, a charge was recognized within Reorganization items, net. For the three months ended March 31, 2023, adequate protection payments were approximately $142.9 million and recognized as a reduction to the carrying amount of the respective First Lien Debt Instruments. Refer to Note 2. Bankruptcy Proceedings for further details.

(8)

The amount for the three months ended March 31, 2024 primarily relates to a charge of approximately $6 million associated with the rejection of an executory contract, which was approved by the Bankruptcy Court in February 2024. The amount for the three months ended March 31, 2023 primarily relates to a charge of approximately $9.2 million associated with the rejection of certain equity award agreements, which was approved by the Bankruptcy Court in March 2023. Other amounts in this row relate to gains and losses on sales of assets and certain other items.

Asset information is not reviewed or included within our internal management reporting. Therefore, the Company has not disclosed asset information for each reportable segment.

During the three months ended March 31, 2024 and 2023, the Company disaggregated its revenue from contracts with customers into the categories included in the table below (in thousands). The Company believes these categories depict how the nature, timing and uncertainty of revenue and cash flows are affected by economic factors.

	Three Months Ended March 31,
	2024	2023
Branded Pharmaceuticals:
Specialty Products:
XIAFLEX®	$113,049	$96,910
SUPPRELIN® LA	20,135	23,577
Other Specialty (1)	15,219	21,694

Total Specialty Products	$148,403	$142,181

Established Products:
PERCOCET®	$24,544	$26,056
TESTOPEL®	10,491	10,989
Other Established (2)	17,358	18,347

Total Established Products	$52,393	$55,392

Total Branded Pharmaceuticals (3)	$200,796	$197,573

Sterile Injectables:
ADRENALIN®	$27,367	$25,575
VASOSTRICT®	26,953	25,951
Other Sterile Injectables (4)	43,914	49,729

Total Sterile Injectables (3)	$98,234	$101,255

Total Generic Pharmaceuticals (5)	$103,317	$198,180

Total International Pharmaceuticals (6)	$17,160	$18,259

Total revenues, net	$419,507	$515,267

(1)	Products included within Other Specialty include AVEED® and NASCOBAL® Nasal Spray.
(2)	Products included within Other Established include, but are not limited to, EDEX®.
(3)

Individual products presented above represent the top two performing products in each product category for the three months ended March 31, 2024 and/or any product having revenues in excess of $25 million during any completed quarterly period in 2024 or 2023.

(4)

Products included within Other Sterile Injectables include, but are not limited to, APLISOL®. No individual product within Other Sterile Injectables has exceeded 5% of consolidated total revenues for the periods presented.

(5)

The Generic Pharmaceuticals segment is comprised of a portfolio of products that are generic versions of branded products, are distributed primarily through the same wholesalers, generally have limited or no intellectual property protection and are sold within the U.S. For the three months ended March 31, 2024 and 2023, Dexlansoprazole delayed release capsules (Endo’s generic version of Takeda Pharmaceuticals USA, Inc.’s Dexilant®), which launched in November 2022, made up 5% and 6%, respectively, of consolidated total revenues. For the three months ended March 31, 2024, Lidocaine patch 5% (the generic version of the Company’s LIDODERM®), made up 7% of consolidated total revenues. For the three months ended March 31, 2023, Varenicline tablets (Endo’s generic version of Pfizer Inc.’s Chantix®), which launched in September 2021, made up 15% of consolidated total revenues. No other individual product within this segment has exceeded 5% of consolidated total revenues for the periods presented.

(6)

The International Pharmaceuticals segment, which accounted for less than 5% of consolidated total revenues for each of the periods presented, includes a variety of specialty pharmaceutical products sold outside the U.S., primarily in Canada through Endo’s operating company Paladin.

NOTE 6. FAIR VALUE MEASUREMENTS

Fair value guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial Instruments

The financial instruments recorded in our Condensed Consolidated Balance Sheets include cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, acquisition-related contingent consideration and debt obligations. Included in cash and cash equivalents and restricted cash and cash equivalents are money market funds representing a type of mutual fund required by law to invest in low-risk securities (for example, U.S. government bonds, U.S. Treasury Bills and commercial paper). Money market funds pay dividends that generally reflect short-term interest rates. Due to their initial maturities, the carrying amounts of non-restricted and restricted cash and cash equivalents (including money market funds), accounts receivable, accounts payable and accrued expenses approximate their fair values.

Restricted Cash and Cash Equivalents

The following table presents current and noncurrent restricted cash and cash equivalent balances at March 31, 2024 and December 31, 2023 (in thousands):

	Balance Sheet Line Items	March 31, 2024	December 31, 2023
Restricted cash and cash equivalents—current (1)	Restricted cash and cash equivalents	$250,476	$167,702
Restricted cash and cash equivalents—noncurrent (2)	Other assets	—	85,000

Total restricted cash and cash equivalents		$250,476	$252,702

(1)

Amounts at March 31, 2024 and December 31, 2023 include: (i) restricted cash and cash equivalents associated with litigation-related matters, including $45.2 million and $49.8 million, respectively, held in Qualified Settlement Funds (QSFs) for mesh and/or opioid-related matters, and (ii) approximately $85.9 million, in both periods, of restricted cash and cash equivalents related to certain self-insurance related matters. These balances are classified as current assets in the Condensed Consolidated Balance Sheets as the potential for, and timing of, future claims is unknown and could result in distributions within the next twelve months. The balance at March 31, 2024 also included $85 million related to the TLC Agreement which was classified as noncurrent at December 31, 2023. These funds were returned to us on April 17, 2024. See Note 14. Commitments and Contingencies and Note 10. License, Collaboration and Asset Acquisition Agreements for further information.

(2)

The amount at December 31, 2023 relates to the TLC Agreement. This balance, which was anticipated to be used to fund certain future contractual obligations or returned to us upon satisfaction of certain conditions, is classified as a current asset at March 31, 2024 in the Condensed Consolidated Balance Sheets. See Note 10. License, Collaboration and Asset Acquisition Agreements for further information.

Acquisition-Related Contingent Consideration

The fair value of contingent consideration liabilities is determined using unobservable inputs; hence, these instruments represent Level 3 measurements within the above-defined fair value hierarchy. These inputs include the estimated amount and timing of projected cash flows, the probability of success (achievement of the contingent event) and the risk-adjusted discount rate used to present value the probability-weighted cash flows. Subsequent to the acquisition date, at each reporting period, the contingent consideration liability is remeasured at current fair value with changes recorded in earnings. The estimates of fair value are uncertain and changes in any of the estimated inputs used as of the date of this report could have resulted in significant adjustments to fair value. See the “Recurring Fair Value Measurements” section below for additional information on acquisition-related contingent consideration.

Recurring Fair Value Measurements

The Company’s financial assets and liabilities measured at fair value on a recurring basis at March 31, 2024 and December 31, 2023 were as follows (in thousands):

	Fair Value Measurements at March 31, 2024 using:
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total
Assets:
Money market funds (1)	$7,180	$—	$—	$7,180
Liabilities:
Acquisition-related contingent consideration (2)	$—	$—	$12,050	$12,050

	Fair Value Measurements at December 31, 2023 using:
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total
Assets:
Money market funds (1)	$7,123	$—	$—	$7,123
Liabilities:
Acquisition-related contingent consideration (2)	$—	$—	$12,447	$12,447

(1)

At March 31, 2024 and December 31, 2023, money market funds include $7.2 million and $7.1 million, respectively, in QSFs. Amounts in QSFs are considered restricted cash equivalents. See Note 14. Commitments and Contingencies for further discussion of our litigation. At March 31, 2024 and December 31, 2023, the differences between the amortized cost and the fair value of our money market funds were not material, individually or in the aggregate.

(2)

At March 31, 2024 and December 31, 2023, the balances of the Company’s liability for acquisition-related contingent consideration, which are governed by executory contracts and recorded at the expected amount of the total allowed claim, are classified within Liabilities subject to compromise in the Condensed Consolidated Balance Sheets.

Fair Value Measurements Using Significant Unobservable Inputs

The following table presents changes to the Company’s liability for acquisition-related contingent consideration, which is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), for the three months ended March 31, 2024 and 2023 (in thousands):

	Three Months Ended March 31,
	2024	2023
Beginning of period	$12,447	$16,571
Amounts settled	(976)	(879)
Changes in fair value recorded in earnings	621	397
Effect of currency translation	(42)	(392)

End of period	$12,050	$15,697

At March 31, 2024, the fair value measurements of the contingent consideration obligations were determined using risk-adjusted discount rates ranging from 10.0% to 15.0% (weighted average rate of approximately 10.3%, weighted based on relative fair value). Changes in fair value recorded in earnings related to acquisition-related contingent consideration are included in our Condensed Consolidated Statements of Operations as Acquisition-related and integration items, net.

The following table presents changes to the Company’s liability for acquisition-related contingent consideration during the three months ended March 31, 2024 by acquisition (in thousands):

	Balance as of December 31, 2023 (1)	Changes in Fair Value Recorded in Earnings	Amounts Settled and Other	Balance as of March 31, 2024 (1)
Auxilium acquisition	$9,494	$384	$—	$9,878
Lehigh Valley Technologies, Inc. acquisitions	1,000	(300)	—	700
Other	1,953	537	(1,018)	1,472

Total	$12,447	$621	$(1,018)	$12,050

(1)

At March 31, 2024 and December 31, 2023, the balances of the Company’s liability for acquisition-related contingent consideration, which are governed by executory contracts and recorded at the expected amount of the total allowed claim, are classified within Liabilities subject to compromise in the Condensed Consolidated Balance Sheets.

Nonrecurring Fair Value Measurements

Long-lived assets, goodwill and other intangible assets may be subject to nonrecurring fair value measurement for the evaluation of potential impairment. During the three months ended March 31, 2024 and 2023, nonrecurring fair value measurements, which related to certain property, plant and equipment, were not material.

NOTE 7. INVENTORIES

Inventories consisted of the following at March 31, 2024 and December 31, 2023 (in thousands):

	March 31, 2024	December 31, 2023
Raw materials (1)	$105,221	$103,336
Work-in-process (1)	41,526	29,827
Finished goods (1)	119,238	112,854

Total	$265,985	$246,017

(1)	The components of inventory shown in the table above are net of allowances.

Inventory in excess of the amount expected to be sold within one year is classified as noncurrent inventory and is not included in the table above. At March 31, 2024 and December 31, 2023, $33.6 million and $29.7 million, respectively, of noncurrent inventory was included in Other assets in the Condensed Consolidated Balance Sheets. As of March 31, 2024 and December 31, 2023, the Company’s Condensed Consolidated Balance Sheets included approximately $5.6 million and $2.7 million, respectively, of capitalized pre-launch inventories related to products that were not yet available to be sold.

NOTE 8. LEASES

The following table presents information about the Company’s right-of-use assets and lease liabilities at March 31, 2024 and December 31, 2023 (in thousands):

	Balance Sheet Line Items	March 31, 2024	December 31, 2023
Right-of-use assets:
Operating lease right-of-use assets	Operating lease assets	$20,761	$23,033
Finance lease right-of-use assets	Property, plant and equipment, net	16,644	18,668

Total right-of-use assets		$37,405	$41,701

Operating lease liabilities, excluding amounts classified as Liabilities subject to compromise:
Current operating lease liabilities	Current portion of operating lease liabilities	$1,021	$956
Noncurrent operating lease liabilities	Operating lease liabilities, less current portion	3,805	4,132

Total operating lease liabilities		$4,826	$5,088

Finance lease liabilities, excluding amounts classified as Liabilities subject to compromise:
Noncurrent finance lease liabilities	Other liabilities	$1,380	$1,386

Total finance lease liabilities		$1,380	$1,386

Operating and finance leases, amounts classified as Liabilities subject to compromise:
Operating lease liabilities	Liabilities subject to compromise	$18,769	$20,635
Finance lease liabilities	Liabilities subject to compromise	8,309	9,981

Total operating and finance leases classified as Liabilities subject to compromise		$27,078	$30,616

The following table presents information about lease costs and expenses and sublease income for the three months ended March 31, 2024 and 2023 (in thousands):

		Three Months Ended March 31,
	Statement of Operations Line Items	2024	2023
Operating lease cost	Various (1)	$986	$2,193
Finance lease cost:
Amortization of right-of-use assets	Various (1)	$2,024	$2,027
Interest on lease liabilities	Interest expense, net	$139	$229
Other lease costs and income:
Variable lease costs (2)	Various (1)	$2,982	$3,006
Sublease income	Various (1)	$(899)	$(1,544)

(1)

Amounts are included in the Condensed Consolidated Statements of Operations based on the function that the underlying leased asset supports. The following table presents the components of such aggregate amounts for the three months ended March 31, 2024 and 2023 (in thousands):

	Three Months Ended March 31,
	2024	2023
Cost of revenues	$1,662	$1,616
Selling, general and administrative	$3,431	$4,012
Research and development	$—	$54

(2)

Amounts represent variable lease costs incurred that were not included in the initial measurement of the lease liability such as common area maintenance and utilities costs associated with leased real estate and certain costs associated with our automobile leases.

The following table provides certain additional information related to our leases for the three months ended March 31, 2024 and 2023 (in thousands):

	Three Months Ended March 31,
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash payments for operating leases	$1,348	$2,735
Operating cash payments for finance leases	$174	$312
Financing cash payments for finance leases	$1,810	$1,633

NOTE 9. GOODWILL AND OTHER INTANGIBLES

Goodwill

The following table presents information about our goodwill at March 31, 2024 and December 31, 2023 (in thousands):

	Branded Pharmaceuticals	Sterile Injectables	Generic Pharmaceuticals	International Pharmaceuticals	Total
Goodwill as of December 31, 2023	$828,818	$523,193	$—	$—	$1,352,011

Goodwill as of March 31, 2024	$828,818	$523,193	$—	$—	$1,352,011

The carrying amounts of goodwill at March 31, 2024 and December 31, 2023 are net of the following accumulated impairments (in thousands):

	Branded Pharmaceuticals	Sterile Injectables	Generic Pharmaceuticals	International Pharmaceuticals	Total
Accumulated impairment losses as of December 31, 2023	$855,810	$2,208,000	$3,142,657	$525,244	$6,731,711
Accumulated impairment losses as of March 31, 2024	$855,810	$2,208,000	$3,142,657	$513,767	$6,720,234

Other Intangible Assets

Changes in the amounts of other intangible assets for the three months ended March 31, 2024 are set forth in the table below (in thousands):

	Balance as of December 31, 2023	Acquisitions	Effect of Currency Translation	Balance as of March 31, 2024
Cost basis:
Licenses (weighted average life of 13 years)	$432,107	$—	$—	$432,107
Tradenames	6,409	—	—	6,409
Developed technology (weighted average life of 12 years)	5,925,662	—	(5,380)	5,920,282

Total other intangibles (weighted average life of 12 years)	$6,364,178	$—	$(5,380)	$6,358,798

Accumulated amortization:	Balance as of December 31, 2023	Amortization	Effect of Currency Translation	Balance as of March 31, 2024
Licenses	$(419,084)	$(1,059)	$—	$(420,143)
Tradenames	(6,409)	—	—	(6,409)
Developed technology	(4,460,802)	(60,849)	4,613	(4,517,038)

Total other intangibles	$(4,886,295)	$(61,908)	$4,613	$(4,943,590)

Net other intangibles	$1,477,883			$1,415,208

Amortization expense for the three months ended March 31, 2024 and 2023 totaled $61.9 million and $65.3 million, respectively. Amortization expense is included in Cost of revenues in the Condensed Consolidated Statements of Operations.

Impairments

Goodwill and, if applicable, indefinite-lived intangible assets are tested for impairment annually, as of October 1, and when events or changes in circumstances indicate that the asset might be impaired.

As part of our goodwill and intangible asset impairment assessments, we estimate the fair values of our reporting units and our intangible assets using an income approach that utilizes a discounted cash flow model or, where appropriate, a market approach.

The discounted cash flow models reflect our estimates of future cash flows and other factors including estimates of: (i) future operating performance, including future sales, long-term growth rates, gross margins, operating expenses, discount rates and the probability of achieving the estimated cash flows, and (ii) future economic conditions. These assumptions are based on significant inputs and judgments not observable in the market, and thus represent Level 3 measurements within the fair value hierarchy. The discount rates used in the determination of fair value reflect our judgments regarding the risks and uncertainties inherent in the estimated future cash flows and may differ over time depending on the risk profile of the particular assets and other market factors. We believe the discount rates and other inputs and assumptions are consistent with those a market participant would use. Any impairment charges resulting from annual or interim goodwill and intangible asset impairment assessments are recorded to Asset impairment charges in our Condensed Consolidated Statements of Operations.

During the three months ended March 31, 2024 and 2023, we did not record any impairment charges associated with intangible assets or goodwill. The Branded Pharmaceuticals reporting unit, which is consistent with the Branded Pharmaceuticals segment, had a negative carrying amount at March 31, 2024.

NOTE 10. LICENSE, COLLABORATION AND ASSET ACQUISITION AGREEMENTS

We have entered into certain license, collaboration and asset acquisition agreements with third parties. Generally, these agreements require us to share in the costs of developing, manufacturing, commercializing and/or selling product candidates and/or products with third parties, who in turn grant us marketing rights for such product candidates and/or products. Under these agreements we are generally required to: (i) make upfront payments and/or other payments upon successful completion of regulatory, sales and/or other milestones and/or (ii) pay royalties on sales and/or other costs arising from these agreements. We have also, from time to time, entered into agreements to directly acquire certain assets from third parties.

TLC Agreement

In June 2022, we announced that we had entered into an agreement with Taiwan Liposome Company, Ltd. (TLC) to commercialize TLC599 (the TLC Agreement). We accounted for the agreement as an asset acquisition. During the second quarter of 2022, we made an upfront payment of $30.0 million to TLC and recorded a corresponding charge to Acquired in-process research and development in the Condensed Consolidated Statements of Operations. Pursuant to the terms of the TLC Agreement, we deposited $85.0 million into a bank account which was anticipated to be used to fund certain future obligations or returned to us upon satisfaction of certain conditions.

On October 13, 2023, we commenced an adversary proceeding against TLC in the Bankruptcy Court. In March 2024, the parties to the adversary proceeding entered into a settlement agreement which was filed with the Bankruptcy Court and became effective upon Bankruptcy Court approval in April 2024 (TLC Settlement).

In connection with the TLC Settlement we agreed to settle all disputes arising out of or relating to, and terminate the TLC Agreement. Under the terms of the TLC Settlement, among other things, TLC relinquished any liens on, claims to, rights to payment from, or control over the $85.0 million restricted cash.

NOTE 11. CONTRACT ASSETS AND LIABILITIES

Our revenue consists almost entirely of sales of our products to customers, whereby we ship products to a customer pursuant to a purchase order. Revenue contracts such as these do not generally give rise to contract assets or contract liabilities because: (i) the underlying contracts generally have only a single performance obligation and (ii) we do not generally receive consideration until the performance obligation is fully satisfied. At March 31, 2024, the unfulfilled performance obligations for these types of contracts relate to ordered but undelivered products. We generally expect to fulfill the performance obligations and recognize revenue within one week of entering into the underlying contract. Based on the short-term initial contract duration, additional disclosure about the remaining performance obligations is not required.

Certain of our other income-generating contracts, including license and collaboration agreements, may result in contract assets and/or contract liabilities. For example, we may recognize contract liabilities upon receipt of certain upfront and milestone payments from customers when there are remaining performance obligations.

The following table shows the opening and closing balances of contract assets and contract liabilities from contracts with customers (dollars in thousands):

	March 31, 2024	December 31, 2023	$ Change	% Change
Contract assets (1)	$10,414	$11,387	$(973)	(9)%
Contract liabilities (2)	$3,393	$3,534	$(141)	(4)%

(1)

At March 31, 2024 and December 31, 2023, approximately $1.6 million and $2.1 million, respectively, of these contract asset amounts are classified as current and are included in Prepaid expenses and other current assets in the Company’s Condensed Consolidated Balance Sheets. The remaining amounts are classified as noncurrent and are included in Other assets.

(2)

At both March 31, 2024 and December 31, 2023, approximately $0.6 million of these contract liability amounts are classified as current and are included in Accounts payable and accrued expenses in the Company’s Condensed Consolidated Balance Sheets. The remaining amounts are classified as noncurrent and are included in Other liabilities. During the three months ended March 31, 2024, approximately $0.1 million of revenue was recognized that was included in the contract liability balance at December 31, 2023.

During the three months ended March 31, 2024, we recognized a reduction in revenue of $0.4 million relating to performance obligations satisfied, or partially satisfied, in prior periods. Such revenue generally relates to changes in estimates with respect to our variable consideration.

NOTE 12. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses included the following at March 31, 2024 and December 31, 2023 (in thousands):

	March 31, 2024	December 31, 2023
Trade accounts payable	$91,138	$94,735
Returns and allowances	110,365	119,577
Rebates	89,598	105,428
Other sales deductions	3,968	3,212
Accrued payroll and related benefits	60,827	81,145
Accrued royalties and other distribution partner payables	24,768	35,856
Other (1)	112,148	97,783

Total	$492,812	$537,736

(1)	Amounts include a wide variety of accrued expenses, the most significant of which relate to accrued legal and other professional fees.

The decrease in the Returns and allowances, Rebates and Other sales deductions accruals are primarily due to changes in gross sales and customer mix, as well as other factors. The increase in the Other accrued expense category, inclusive of accrued legal and other professional fee accruals, is primarily a result of timing of payments. Refer to Note 2. Bankruptcy Proceedings for additional information about certain professional fees recognized during our bankruptcy proceedings.

The amounts in the table above do not include amounts classified as Liabilities subject to compromise in our Condensed Consolidated Balance Sheets. Refer to Note 2. Bankruptcy Proceedings for additional information about Liabilities subject to compromise.

NOTE 13. DEBT

The following table presents information about the Company’s total indebtedness at March 31, 2024 and December 31, 2023 (dollars in thousands):

	March 31, 2024			December 31, 2023
	Effective Interest Rate (1)	Principal Amount (2)	Carrying Amount (2)	Effective Interest Rate (1)	Principal Amount (2)	Carrying Amount (2)
5.375% Senior Notes due 2023	5.38%	$6,127	$6,127	5.38%	$6,127	$6,127
6.00% Senior Notes due 2023	6.00%	56,436	56,436	6.00%	56,436	56,436
5.875% Senior Secured Notes due 2024	6.88%	300,000	300,000	6.88%	300,000	300,000
6.00% Senior Notes due 2025	6.00%	21,578	21,578	6.00%	21,578	21,578
7.50% Senior Secured Notes due 2027	8.50%	2,015,479	2,015,479	8.50%	2,015,479	2,015,479
9.50% Senior Secured Second Lien Notes due 2027	9.50%	940,590	940,590	9.50%	940,590	940,590
6.00% Senior Notes due 2028	6.00%	1,260,416	1,260,416	6.00%	1,260,416	1,260,416
6.125% Senior Secured Notes due 2029	7.13%	1,295,000	1,295,000	7.13%	1,295,000	1,295,000
Term Loan Facility	14.50%	1,975,000	1,975,000	14.50%	1,975,000	1,975,000
Revolving Credit Facility	12.00%	281,664	281,664	12.00%	277,200	277,200

Total (3)		$8,152,290	$8,152,290		$8,147,826	$8,147,826

(1)

As noted below, beginning on the Petition Date, we ceased recognition of interest expense related to all of our debt instruments and began to incur “adequate protection payments” related to our First Lien Debt Instruments (representing all of our debt instruments except for our senior unsecured notes and the 9.50% Senior Secured Second Lien Notes due 2027). The March 31, 2024 and December 31, 2023 “effective interest rates” included in the table above represent the rates in effect on such dates used to calculate: (i) future adequate protection payments related to our First Lien Debt Instruments and (ii) future contractual interest related to our other debt instruments, notwithstanding the fact that such interest is not currently being recognized. These rates are expressed as a percentage of the contractual principal amounts outstanding as of such date.

(2)	The March 31, 2024 and December 31, 2023 principal amounts represent the amount of unpaid contractual principal owed on the respective instruments.
(3)

As of March 31, 2024 and December 31, 2023, the entire carrying amount our debt, as well as any related remaining accrued and unpaid interest that existed as of the Petition Date, is included in the Liabilities subject to compromise line in the Condensed Consolidated Balance Sheets.

General Information

The aggregate estimated fair value of the Company’s long-term debt, which was determined based on Level 2 quoted market price inputs for the same or similar debt issuances, was approximately $4.1 billion at both March 31, 2024 and December 31, 2023.

Credit Facilities

The Company and certain of its subsidiaries are party to the Credit Agreement (as amended from time to time, the Credit Agreement), which provides for: (i) a $1,000.0 million senior secured revolving credit facility (the Revolving Credit Facility) and (ii) a $2,000.0 million senior secured term loan facility (the Term Loan Facility and, together with the Revolving Credit Facility, the Credit Facilities). Current amounts outstanding as of March 31, 2024 under the Credit Facilities are set forth in the table above.

Covenants, Events of Default and Bankruptcy-Related Matters

The agreements relating to our outstanding indebtedness contain certain covenants and events of default.

On the Petition Date, the Debtors filed voluntary petitions for relief under the Bankruptcy Code, which constituted an event of default that accelerated our obligations under substantially all of our then-outstanding debt instruments. Section 362 of the Bankruptcy Code stayed creditors from taking any action to enforce the related financial obligations and creditors’ rights of enforcement in respect of the debt instruments were subject to the applicable provisions of the Bankruptcy Code.

As a result of the Chapter 11 Cases, since the Petition Date, we have not made, and we are not currently making, any scheduled principal or interest payments on the Credit Facilities or our various senior notes and senior secured notes. We have however, made certain adequate protection payments as further discussed below. Additionally, as a result of the Chapter 11 Cases, all remaining commitments under the Revolving Credit Facility have been terminated.

As a result of uncertainties regarding the ultimate allowance of claims in connection with the Chapter 11 Cases, all secured and unsecured debt instruments have been classified as Liabilities subject to compromise in our Condensed Consolidated Balance Sheets as of March 31, 2024 and December 31, 2023, and we ceased the recognition of interest expense related to these instruments as of the Petition Date. During the three months ended March 31, 2024 and 2023, we did not recognize approximately $162 million and $155 million, respectively, of contractual interest expense that would have been recognized if not for the Chapter 11 Cases.

Pursuant to the Cash Collateral Order that is further discussed in Note 2. Bankruptcy Proceedings, we were, among other things, obligated to make certain adequate protection payments during our bankruptcy proceedings on each of our First Lien Debt Instruments. On a cumulative basis through March 31, 2024, we made the following adequate protection payments pursuant to the Cash Collateral Order:

•	$51.7 million with respect to the Revolving Credit Facility;

•	$450.9 million with respect to the Term Loan Facility; and

•	$553.8 million with respect to the applicable senior secured notes.

Adequate protection payments are recognized as a reduction to the carrying amount of the respective First Lien Debt Instruments. Concurrently, as a result of adjusting to the estimated allowed claim amount for the corresponding debt instruments, a charge is recognized within Reorganization items, net in the Condensed Consolidated Statements of Operations and classified as a Debt valuation adjustments in Note 2. Bankruptcy Proceedings for the three months ended March 31, 2024. During the three months ended March 31, 2023, adequate protection payments of $142.9 million were recorded as a reduction of the carrying amount of the respective First Lien Debt Instruments.

NOTE 14. COMMITMENTS AND CONTINGENCIES

Legal Proceedings and Investigations

We and certain of our subsidiaries are involved in various claims, legal proceedings and internal and governmental investigations (collectively, proceedings) arising from time to time, including, among others, those relating to product liability, intellectual property, regulatory compliance, consumer protection, tax and commercial matters. An adverse outcome in certain proceedings described herein could have a material adverse effect on our business, financial condition, results of operations and cash flows. We are also subject to a number of matters that are not being disclosed herein because, in the opinion of our management, these matters are immaterial both individually and in the aggregate with respect to our financial position, results of operations and cash flows.

As further discussed in Note 2. Bankruptcy Proceedings, on the Petition Date, certain of the Debtors filed voluntary petitions for relief under the Bankruptcy Code. Certain additional Debtors filed voluntary petitions for relief under the Bankruptcy Code on May 25, 2023 and May 31, 2023. Under the Bankruptcy Code, third-party actions to collect pre-petition indebtedness owed by the Debtors, as well as most litigation pending against the Debtors as of the Petition Date were generally subject to an automatic stay. Such automatic stay remained in place until the Effective Date, at which point claims against the Debtors were discharged and channeled to the applicable trusts in accordance with the Plan.

We believe that certain settlements and judgments, as well as legal defense costs, relating to certain product liability or other matters are or may be covered in whole or in part under our insurance policies with a number of insurance carriers. In certain circumstances, insurance carriers reserve their rights to contest or deny coverage. We have vigorously contested any disputes with our insurance carriers to enforce our rights under the terms of our insurance policies. Notwithstanding the foregoing, amounts recovered under our insurance policies could be materially less than stated coverage limits and may not be adequate to cover damages, other relief and/or costs relating to claims. In addition, there is no guarantee that insurers will pay claims in the amounts we expect or that coverage will otherwise be available. Even where claims are submitted to insurers for defense and indemnity, there can be no assurance that the claims will be covered by insurance or that the indemnitors or insurers will remain financially viable or will not challenge our right to reimbursement in whole or in part. Accordingly, we will record receivables with respect to amounts due under these policies only when the realization of the potential claim for recovery is considered probable.

We may not have and may be unable to obtain or maintain insurance on acceptable terms or with adequate coverage against potential liabilities or other losses, including costs, judgments, settlements and other liabilities incurred in connection with current or future legal proceedings, regardless of the success or failure of the claim. For example, we do not have insurance sufficient to satisfy all of the opioid claims that have been made against us. We also generally no longer have product liability insurance to cover claims in connection with the mesh-related litigation described herein. Additionally, we may be limited by the surviving insurance policies of acquired entities, which may not be adequate to cover potential liabilities or other losses. The failure to generate sufficient cash flow or to obtain other financing could affect our ability to pay amounts due under those liabilities not covered by insurance. Additionally, the nature of our business, the legal proceedings to which we are exposed and any losses we suffer may increase the cost of insurance, which could impact our decisions regarding our insurance programs. Finally, as set forth in the stipulation filed with the Bankruptcy Court on March 24, 2023 (see Note 2. Bankruptcy Proceedings), our ability to access certain insurance proceeds may be impacted by the resolution reached with the UCC.

Following the period covered by these Quarterly Financial Statements, pursuant to the Plan, on the Effective Date thereof, all persons (subject to limited exceptions) who had or may have had in the future claims based on, arising out of, attributable to or in any way connected with certain specified Debtor insurance policies (Specified Policies), including those that may provide coverage for the claims that were filed against the Debtors, were enjoined from taking any action to collect, recover or receive payment with respect to any such claims. The foregoing injunction does not preclude the GUC Trust from pursuing any claim based on, arising under or attributable to the Specified Policies or any claim that may exist under any Specified Policy against the insurer(s) thereof. Thus, the rights under the Specified Policies were effectively transferred to the GUC Trust.

As of March 31, 2024, our accrual for loss contingencies totaled $2,432.2 million, the most significant components of which relate to: (i) various opioid-related matters as further described herein and (ii) product liability and related matters associated with transvaginal surgical mesh products, which we have not sold since March 2016. Although we believe there is a possibility that a loss in excess of the amount recognized exists, we are unable to estimate the possible loss or range of loss in excess of the amount recognized at this time. As of March 31, 2024, our entire accrual for loss contingencies is classified as Liabilities subject to compromise in the Condensed Consolidated Balance Sheets and recorded at the expected allowed claim amount, even if they may ultimately be settled for different amounts. As noted above, following the period covered by these Quarterly Financial Statements pursuant to the Plan, on the Effective Date thereof, all such claims against the Debtors were discharged and channeled to the applicable trusts.

As part of the Chapter 11 Cases, persons and entities believing that they have claims or causes of action against the Debtors, including litigants, were instructed to file proofs of claim evidencing such claims. On April 3, 2023, the Bankruptcy Court entered the Bar Date Order, as subsequently amended on June 23, 2023 and July 14, 2023, setting July 7, 2023 as the general bar date (deadline) for persons and non-governmental entities to file proofs of claim against the Debtors. The Bankruptcy Court also set May 31, 2023 as the bar date for governmental entities to file claims other than certain claims relating to opioids against the Debtors. Certain claims, including most governmental claims relating to opioids, were subject to separate bar date procedures as set forth in more detail in the Bar Date Order.

At the Debtors’ request, the Bankruptcy Court has appointed the FCR in the Chapter 11 Cases. As further described in the applicable Bankruptcy Court filings, the FCR represents the rights of individuals who may in the future assert one or more personal injury claims against the Debtors or a successor of the Debtors’ businesses relating to the Debtors’ opioid or transvaginal surgical mesh products, but who could not assert such claims in the Chapter 11 Cases because, among other reasons, such individuals were unaware of the alleged injury, had a latent manifestation of the alleged injury or were otherwise unable to assert or incapable of asserting claims based on the alleged injury. Although the FCR was initially appointed to represent the rights of individuals who may in the future assert one or more personal injury claims against the Debtors or a successor of the Debtors’ businesses relating to the Debtors’ ranitidine products, in August 2023 the Bankruptcy Court entered an order terminating the FCR’s appointment with respect to claims relating to the Debtors’ ranitidine products.

Vaginal Mesh Matters

Since 2008, we and certain of our subsidiaries, including American Medical Systems Holdings, Inc. (AMS) (which subsequently converted to Astora Women’s Health Holdings, LLC and merged into Astora Women’s Health LLC (Astora)), have been named as defendants in multiple lawsuits in various state and federal courts in the U.S., and in the United Kingdom, Australia and other countries, alleging personal injury resulting from the use of transvaginal surgical mesh products designed to treat pelvic organ prolapse (POP) and stress urinary incontinence (SUI). We have not sold such products since March 2016. Plaintiffs claim a variety of personal injuries, including chronic pain, incontinence, inability to control bowel function and permanent deformities, and seek compensatory and punitive damages, where available.

At various times from June 2013 through the Petition Date, the Company and/or certain of its subsidiaries entered into various Master Settlement Agreements (MSAs) and other agreements intended to resolve approximately 71,000 filed and unfiled U.S. mesh claims. These MSAs and other agreements were solely by way of compromise and settlement and were not an admission of liability or fault by us or any of our subsidiaries. All MSAs were subject to a process that included guidelines and procedures for administering the settlements and the release of funds. In certain cases, the MSAs provided for the creation of QSFs into which settlement funds were deposited, established participation requirements and allowed for a reduction of the total settlement payment in the event participation thresholds were not met. In certain circumstances, participation requirements or other conditions for payment were not satisfied prior to the Petition Date. Funds deposited in QSFs are considered restricted cash and/or restricted cash equivalents. Distribution of funds to any individual claimant was conditioned upon the receipt of documentation substantiating product use, the dismissal of any lawsuit and the release of the claim as to us and all affiliates. Prior to receiving funds, an individual claimant was required to represent and warrant that liens, assignment rights or other claims identified in the claims administration process have been or will be satisfied by the individual claimant. Confidentiality provisions applied to the settlement funds, amounts allocated to individual claimants and other terms of the agreements.

The following table presents the changes in the mesh-related QSFs and liability accrual balances during the three months ended March 31, 2024 (in thousands):

	Mesh Qualified Settlement Funds	Mesh Liability Accrual (1)
Balance as of December 31, 2023	$49,464	$222,592
Cash received for reversionary interests	(5,406)	—
Cash distributions to settle disputes from Qualified Settlement Funds	380	380
Other (2)	385	385

Balance as of March 31, 2024	$44,823	$223,357

(1)	As of March 31, 2024 and December 31, 2023, the entire accrual is classified as Liabilities subject to compromise in the Condensed Consolidated Balance Sheets.
(2)

Amounts deposited in the QSFs earn interest from time to time that is reflected in the table above as an increase to the QSF and Mesh Liability Accrual balances. Subject to any restrictions on making payments as a result of the Chapter 11 Cases, such interest is generally used to pay administrative costs of the funds and any interest remaining after all claims have been paid will generally be distributed to the claimants who participated in that settlement. Also included within this line are foreign currency adjustments for settlements not denominated in U.S. dollars.

Charges related to vaginal mesh associated legal fees and other expenses for all periods presented are reported in Discontinued operations, net of tax in our Condensed Consolidated Statements of Operations.

As of March 31, 2024, the Company has made total cumulative mesh liability payments of approximately $3.6 billion, $44.8 million of which remains in the QSFs as of March 31, 2024. In light of the filing of petitions for relief under the Bankruptcy Code, we do not expect to make new payments under previously executed MSAs within the next 12 months. As funds are disbursed out of the QSFs from time to time, the liability accrual will be reduced accordingly with a corresponding reduction to restricted cash and cash equivalents.

In June 2023, the Company filed a motion in the Bankruptcy Court seeking: (i) confirmation that the automatic stay does not apply to certain distributions to mesh claimants under the QSFs and (ii) authorization to request the return of the QSF funds to relevant parties (the QSF Motion). In July 2023, the Bankruptcy Court entered an order confirming that the automatic stay does not apply to certain distributions from QSFs for mesh claimants for whom the Company does not have a reversionary interest, as scheduled in the QSF Motion, and authorizing the Company to request the return of the QSF funds for the mesh claimants who did not object to the QSF Motion (the QSF Order). Objecting mesh claimants had until April 11, 2024 to file a formal objection to the QSF Motion, unless otherwise agreed by the Company and such claimants. No such objections were filed, and in April 2024, the Debtors filed amended schedules to the QSF Order, which became immediately subject to terms of the QSF Order upon filing. The amended schedules to the QSF Order fully resolved each mesh claim subject to the QSF Motion. In March 2024, approximately $5.4 million of the undisputed reversionary QSF funds were returned to the Debtors.

As of the Petition Date, mesh personal injury claims against AMS and Astora, in the U.S., became subject to the automatic stay applicable under the Bankruptcy Code, and stays of mesh litigation have been obtained in the United Kingdom and Australia, and recognized as to claims in other jurisdictions as well. Following the period covered by these Quarterly Financial Statements pursuant to the Plan, on the Effective Date thereof, all mesh claims against the Debtors were discharged and channeled to the applicable trusts.

We were contacted in October 2012 regarding a civil investigation initiated by various U.S. state attorneys general into mesh products, including transvaginal surgical mesh products designed to treat POP and SUI. In November 2013, we received a subpoena relating to this investigation from the state of California, and we subsequently received additional subpoenas from California and other states. Prior to the Effective Date of the Plan, we cooperated with the investigation, and following the occurrence of the Effective Date, any potential claims relating to the prepetition conduct at issue in this investigation were discharged.

The resolution reached with the UCC, as embodied in the Plan, contemplated the creation and funding of a trust for the benefit of certain unsecured creditors and sub-trusts established thereunder, one of which was established for the benefit of certain mesh claimants following the period covered by these Quarterly Financial Statements. Additionally, on April 13, 2023, the Purchaser and the FCR filed a resolution with the Bankruptcy Court, which is also embodied in the Plan, that contemplated that the Future PI Trust allocate an aggregate amount of approximately $0.5 million to eligible future mesh claimants in exchange for certain releases provided to (among others) the Purchaser and Endo International plc, its subsidiaries and affiliated entities and persons. As previously noted, prior to or on the Effective Date of the Plan, the establishment and funding of the trusts contemplated under the Plan occurred. In connection therewith, all mesh claims against the Debtors were discharged and channeled to such trusts.

Opioid-Related Matters

Since 2014, multiple U.S. states as well as other governmental persons or entities and private plaintiffs in the U.S. and Canada have filed suit against us and/or certain of our subsidiaries, including EHSI, Endo Pharmaceuticals Inc. (EPI), Par Pharmaceutical, Inc. (PPI), Par Pharmaceutical Companies, Inc. (PPCI), Endo Generics Holdings, Inc. (EGHI), Vintage Pharmaceuticals, LLC, Generics Bidco I, LLC, DAVA Pharmaceuticals, LLC, Par Sterile Products, LLC (PSP LLC) and in Canada, Paladin and EVU, as well as various other manufacturers, distributors, pharmacies and/or others, asserting claims relating to the defendants’ alleged sales, marketing and/or distribution practices with respect to prescription opioid medications, including certain of our products. Prior to the Effective Date of the Plan, pending cases against the Debtors in the U.S. of which we were aware included, but are not limited to, approximately 15 cases filed by or on behalf of states; approximately 2,570 cases filed by counties, cities, Native American tribes and/or other government-related persons or entities; approximately 310 cases filed by hospitals, health systems, unions, health and welfare funds or other third-party payers and approximately 220 cases filed by individuals, including but not limited to legal guardians of children born with neonatal abstinence syndrome. Certain of the U.S. cases are putative class actions. The Canadian cases include an action filed by British Columbia on behalf of a proposed class of all federal, provincial and territorial governments and agencies in Canada that paid healthcare, pharmaceutical and treatment costs related to opioids; an action filed in Alberta on behalf of a proposed class of all local or municipal governments in Canada; an action filed in Saskatchewan on behalf of a proposed class of all First Nations communities and local or municipal governments in Canada; and three additional putative class actions, filed in British Columbia, Ontario and Quebec, seeking relief on behalf of Canadian residents who were prescribed and/or consumed opioid medications. Following the period covered by these Quarterly Financial Statements pursuant to the Plan, on the Effective Date thereof, all such cases against the Debtors were discharged and channeled to the applicable trusts.

The complaints in the cases that were pending as against the Debtors prior to the Effective Date of the Plan asserted a variety of claims, including but not limited to statutory claims asserting violations of public nuisance, consumer protection, unfair trade practices, racketeering, Medicaid fraud and/or drug dealer liability laws and/or common law claims for public nuisance, fraud/misrepresentation, strict liability, negligence and/or unjust enrichment. The claims were generally based on alleged misrepresentations and/or omissions in connection with the sale and marketing of prescription opioid medications and/or alleged failures to take adequate steps to identify and report suspicious orders and to prevent abuse and diversion. Plaintiffs sought various remedies including, without limitation, declaratory and/or injunctive relief; compensatory, punitive and/or treble damages; restitution, disgorgement, civil penalties, abatement, attorneys’ fees, costs and/or other relief. The damages sought exceeded our applicable insurance.

Many of the U.S. cases have been coordinated in a federal multidistrict litigation (MDL) pending in the U.S. District Court for the Northern District of Ohio; however, in April 2022, the Judicial Panel on Multidistrict Litigation issued an order suggesting that, based on the progress of the MDL, it would no longer transfer new cases filed in or removed to federal court to the MDL. Other cases were pending in various federal or state courts. Following the Petition Date, litigation activity against the Company and its subsidiaries ceased in nearly all pending cases as a result of the automatic stay and a November 2022 preliminary injunction order issued by the Bankruptcy Court. In February 2024, the Bankruptcy Court extended the preliminary injunction through and including June 30, 2024. A similar cessation of litigation activity is in place in Canada. Pursuant to the Plan, on the Effective Date thereof, such litigation activity as against the Debtors was discharged and channeled to the applicable trusts.

In June 2020, the New York State Department of Financial Services (DFS) commenced an administrative action against the Company, EPI, EHSI, PPI and PPCI alleging violations of the New York Insurance Law and New York Financial Services Law. In July 2021, DFS filed an amended statement of charges. The amended statement of charges alleged that fraudulent or otherwise wrongful conduct in the marketing, sale and/or distribution of opioid medications caused false claims to be submitted to insurers. DFS sought civil penalties for each allegedly fraudulent prescription as well as injunctive relief. In July 2021, EPI, EHSI, PPI and PPCI, among others, filed a petition in New York state court seeking to prohibit DFS from proceeding with its administrative enforcement action. In December 2021, DFS filed a motion to dismiss that petition, which the court granted in June 2022. The Company’s subsidiaries, among others, appealed that ruling in July 2022. Both the appeal and the DFS administrative matter were stayed following commencement of the Chapter 11 Cases and have since been discharged and channeled following the Effective Date of the Plan.

Between 2019 and the Petition Date, the Company and/or certain of its subsidiaries executed a number of settlement agreements to resolve governmental opioid claims brought by certain states, counties, cities and/or other governmental entities. Certain related developments include but are not limited to the following:

•

In September 2019, EPI, EHSI, PPI and PPCI executed a settlement agreement with two Ohio counties providing for payments totaling $10 million and up to $1 million of VASOSTRICT® and/or ADRENALIN®. The settlement amount was paid during the third quarter of 2019.

•	In January 2020, EPI and PPI executed a settlement agreement with the state of Oklahoma providing for a payment of $8.75 million. The settlement amount was paid during the first quarter of 2020.

•

In August 2021, EPI, EHSI, nine counties in eastern Tennessee, eighteen municipalities within those counties and a minor individual executed a settlement agreement providing for a payment of $35 million. The settlement amount was paid during the third quarter of 2021.

•

In September 2021, Endo International plc, EPI, EHSI, PPI and PPCI executed a settlement agreement with the state of New York and two of its counties providing for a payment of $50 million. The settlement amount was paid during the third quarter of 2021.

•

In October 2021, EPI and EHSI executed a settlement agreement with the Alabama Attorney General’s office intended to resolve opioid-related cases and claims of the state and other Alabama governmental persons and entities in exchange for a total payment of $25 million, subject to certain participation thresholds. The settlement amount was not paid as of the Petition Date and such claims were resolved pursuant to the Plan.

•

In December 2021, Endo International plc, EPI, EHSI, PPI and PPCI executed a settlement agreement with the Texas Attorney General’s office and four Texas counties intended to resolve opioid-related cases and claims of the state and other Texas governmental persons and entities in exchange for a total payment of $63 million, subject to certain participation thresholds. The settlement amount was deposited into a QSF during the first quarter of 2022.

•

In January 2022, EPI and EHSI executed a settlement agreement with the Florida Attorney General’s office intended to resolve opioid-related cases and claims of the state and other Florida governmental persons and entities in exchange for a total payment of up to $65 million, subject to certain participation thresholds. The settlement amount was deposited into a QSF during the second quarter of 2022.

•

In February 2022, EPI and EHSI executed a settlement agreement with the Louisiana Attorney General’s office intended to resolve opioid-related cases and claims of the state and other Louisiana governmental persons and entities in exchange for a total payment of $7.5 million, subject to certain participation thresholds. The settlement amount was not paid as of the Petition Date and such claims were resolved pursuant to the Plan.

•

In March 2022, EPI, EHSI and PPI executed a settlement agreement with the West Virginia Attorney General’s office intended to resolve opioid-related cases and claims of the state and other West Virginia governmental persons and entities in exchange for a total payment of $26 million, subject to certain participation thresholds. The settlement amount was not paid as of the Petition Date and such claims were resolved pursuant to the Plan.

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In June 2022, EPI and EHSI executed a settlement agreement with the Arkansas Attorney General’s office and certain Arkansas local governments intended to resolve opioid-related cases and claims of the state and other Arkansas governmental persons and entities in exchange for a total payment of $9.75 million, subject to certain participation thresholds. With the exception of certain amounts held back pursuant to an MDL common benefit fund order, the settlement amount was paid during the third quarter of 2022.

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In July 2022, EPI and EHSI executed a settlement agreement with the Mississippi Attorney General’s office intended to resolve opioid-related cases and claims of the state and other Mississippi governmental persons and entities in exchange for a total payment of $9 million, subject to certain participation thresholds. The settlement amount was not paid as of the Petition Date and such claims were resolved pursuant to the Plan.

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In July 2022, EPI, EHSI, PPI and PPCI executed a settlement agreement with the City and County of San Francisco providing for an initial payment of $5 million and subsequent payments of $500,000 a year over ten years. The settlement amount was not paid as of the Petition Date and such claims were resolved pursuant to the Plan.

While the specific terms of the agreements vary, each agreement was solely by way of compromise and settlement and was not in any way an admission of wrongdoing, fault or liability of any kind by us or any of our subsidiaries. Certain settlement agreements provided for the creation of QSFs, the repayment of some or all of the settlement amount under certain conditions and/or additional payments in the event certain conditions were met. Depending on the terms of the respective agreements, funds deposited in QSFs have been and may continue to be considered restricted cash and/or restricted cash equivalents for a period of time subsequent to the initial funding. Distribution of funds from the QSFs is conditioned upon certain criteria that vary by agreement.

Certain of the settlement agreements described above provided for injunctive relief. The RSA also provided for certain voluntary injunctive terms that bound the Debtors during the course of the bankruptcy proceedings and were intended to apply to any purchaser of our opioid business in conjunction with the bankruptcy proceedings. The Bankruptcy Court also approved certain injunctive terms in connection with its November 2022 preliminary injunction against the continued litigation of opioid actions brought by public plaintiffs. These voluntary injunctive terms were updated and amended in the Plan and binds the go-forward Endo, Inc. and certain of its subsidiaries’ business following the Effective Date.

The Plan provided for the establishment by the Debtors of opioid trusts, and other forms of funding, for the benefit of certain public, tribal and private present and future opioid claimants in exchange for certain releases to be provided to (among others) the Purchaser and Endo International plc, its subsidiaries and affiliated entities and persons. In particular, under the Plan, the opioid trusts would be funded over a period of ten years (subject to prepayment mechanics), with up to a total of approximately $613 million to be distributed to eligible claimants, and the opioid school district recovery trust would be funded, over a period of two years, with up to $3 million to be distributed to public school districts that elect to participate in such initiative. As previously noted, on the Effective Date, where a prepayment option was available, the various opioid trusts were funded in an aggregate amount equal to approximately $446 million. Under the public claimant opioid trust, states which previously entered into settlement agreements and received payments from us may elect to participate in the trust. In doing so, those states would agree to return the amounts previously received under the prior settlement agreement(s), net of the amounts allocated to them by the trust, and would receive in return a release from any claim for the return of settlement funds under the applicable section of the Bankruptcy Code. In April 2024, prior to the Effective Date of the Plan, Florida and Arkansas informed the Debtors they were electing to participate in the public claimant opioid trust, subject to Bankruptcy Court approval. As previously noted, prior to or on the Effective Date of the Plan, the establishment and funding of the opioid trusts and the opioid school district recovery trust (including the trusts for certain future opioid claimants) contemplated under the Plan occurred. In connection therewith, the applicable opioid claims against the Debtors were discharged and channeled to such trusts and/or otherwise administered in accordance with the Plan.

Although the opioid trusts and opioid school district recovery trust were initially contemplated to be funded by the Purchaser in connection with the standalone Sale, and not by the Company or any of its subsidiaries, we previously concluded that these funding amounts, which are now reflected in the Plan, represent the Company’s best estimate of the allowed claims related to the contingencies associated with various opioid claims against the Company and its subsidiaries. As such, during the third quarter of 2022, we recorded charges of approximately $419 million to adjust our aggregate opioid liability accrual to approximately $550 million based on the terms set forth in the public opioid trust term sheet attached to the original RSA. In March 2023, the Ad Hoc First Lien Group (and Purchaser) reached certain resolutions in principle with both the UCC and OCC appointed in the Chapter 11 Cases and certain ad hoc groups of debtholders. These resolutions, documented in the stipulation filed with the Bankruptcy Court on March 24, 2023 (and discussed in additional detail under “Resolutions in the Chapter 11 Cases” in Note 2. Bankruptcy Proceedings), are supported by the Debtors. The resolutions include, among other things, a $34 million increase to the funding amount for the voluntary private opioid trust. In addition, the Ad Hoc First Lien Group agreed to a $15 million increase to the funding amount for the voluntary public opioid trust. The agreement to increase the funding amount for the voluntary private opioid trust was announced prior to the filing of the Annual Report on Form 10-K for the year ended December 31, 2022; accordingly, we recorded an additional charge of $34 million in the fourth quarter of 2022 to increase our aggregate opioid liability accrual to approximately $584 million. The agreement to increase the funding amount for the voluntary public opioid trust was not announced until after the filing of the Annual Report on Form 10-K for the year ended December 31, 2022. Therefore, we recorded an additional charge of $15 million in the first quarter of 2023 to increase our aggregate opioid liability accrual to approximately $599 million. On July 13, 2023, the Purchaser and the FCR filed with the Bankruptcy Court both a term sheet for a resolution among such parties (the FCR Term Sheet) and an amended term sheet for the voluntary private opioid trust. The resolution with the FCR provides that, in exchange for certain releases to be provided to (among others) the Purchaser and the Company and its affiliates, the Purchaser will agree to fund a trust of $11.5 million to be established for the benefit of certain future opioid claimants. The amended term sheet for the voluntary private opioid trust provides for a $0.5 million increase to the funding amount for the voluntary private opioid trust. Accordingly, we recorded an additional charge of $12 million in the second quarter of 2023 to increase our aggregate opioid liability to approximately $611 million. In August 2023, the Purchaser and the Public School District Creditors filed with the Bankruptcy Court a term sheet for a resolution among such parties. In exchange for certain releases to be provided to (among others) the Purchaser and the Company and its affiliates, the Purchaser will agree to fund an opioid school district recovery trust up to $3 million for the purpose of funding opioid abuse/misuse abatement or remediation programs to be implemented by the Public School District Creditors. In September 2023, the Purchaser and the Canadian Provinces filed with the Bankruptcy Court a term sheet for a resolution among such parties. In exchange for certain releases to be provided to (among others) the Purchaser and the Company and its affiliates, the Purchaser will agree to fund a voluntary trust of approximately $7 million to be established for the benefit of the Canadian Provinces. Accordingly, we recorded an additional charge of approximately $10 million in the third quarter of 2023 to increase our aggregate opioid liability to approximately $621 million. In December 2023, in connection with the Plan, state opioid claimants agreed to decrease the gross amount of the initial public opioid trust settlement by approximately $5 million in exchange for certain prepayment rights. In February 2024, the resolutions reached with the DOJ with respect to claims filed in the Chapter 11 Cases by the U.S. Government provides that the U.S. Government will have in connection with its opioid-related criminal and civil investigations of certain of the Debtors: (i) an allowed, general unsecured claim in the amount of $1,086 million in connection with a criminal fine arising from a plea agreement entered into by EHSI and; (ii) an allowed, general unsecured claim in the amount of approximately $476 million in connection with a civil settlement agreement entered into by EHSI. Accordingly, we recorded an additional charge of approximately $1,557 million in the fourth quarter of 2023 to increase our aggregate opioid liability to approximately $2,178 million. These liabilities represent the Company’s best estimate of the allowed claims related to the contingencies associated with various opioid claims against the Company and its subsidiaries for the period covered by these Quarterly Financial Statements. Following the period covered by these Quarterly Financial Statements pursuant to the Plan, on the Effective Date thereof, all opioid claims against the Debtors were discharged and channeled to the applicable trusts or otherwise administered in accordance with the Plan.

In addition to the lawsuits and administrative matters described above, the Company and/or its subsidiaries have received certain subpoenas, civil investigative demands (CIDs) and informal requests for information concerning the sale, marketing and/or distribution of prescription opioid medications, including but not limited to the following:

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Various state attorneys general have served subpoenas and/or CIDs on EHSI and/or EPI. Some of these state attorneys general subsequently filed lawsuits against the Company and/or its subsidiaries and/or have indicated their support for the opioid trusts described above. Prior to the Effective Date of the Plan, we cooperated with any ongoing state attorney general investigations.

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In January 2018, EPI received a federal grand jury subpoena from the U.S. District Court for the Southern District of Florida (S.D. Florida) seeking documents and information related to OPANA® ER, other oxymorphone products and marketing of opioid medications. S.D. Florida’s investigation was resolved in accordance with Endo’s resolution with the DOJ as embodied in the Plan, including that in April 2024, EHSI entered a guilty plea to a single count of misdemeanor misbranding pursuant to the terms of the resolutions with the U.S. Government. The judgment and conviction were entered in May 2024 against EHSI. Given the payments on the Effective Date, EHSI has satisfied the criminal fine, forfeiture judgment and civil settlement amount.

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In December 2020, the Company received a subpoena issued by the U.S. Attorney’s Office for the Western District of Virginia seeking documents related to McKinsey & Company. The Company received a related subpoena in May 2021, also issued by the U.S. Attorney’s Office for the Western District of Virginia. Prior to the Effective Date of the Plan, we cooperated with the investigation, and following the occurrence of the Effective Date, any potential claims relating to the prepetition conduct at issue in this investigation were discharged.

Ranitidine Matters

In June 2020, an MDL pending in the U.S. District Court for the Southern District of Florida, In re Zantac (Ranitidine) Products Liability Litigation, was expanded to add PPI and numerous other manufacturers and distributors of generic ranitidine as defendants. The claims are generally based on allegations that under certain conditions the active ingredient in ranitidine medications can break down to form an alleged carcinogen known as N-Nitrosodimethylamine (NDMA). The complaints assert a variety of claims, including but not limited to various product liability, breach of warranty, fraud, negligence, statutory and unjust enrichment claims. Plaintiffs generally seek various remedies including, without limitation, compensatory, punitive and/or treble damages; restitution, disgorgement, civil penalties, abatement, attorneys’ fees and costs as well as injunctive and/or other relief. Similar complaints against various defendants, in some instances including PPI, have also been filed in certain state courts, including but not limited to California, Illinois and Pennsylvania. Neither PPI nor its subsidiaries have manufactured or sold ranitidine since 2016.

The MDL court has issued various case management orders, including orders directing the filing of “master” and short-form complaints, establishing a census registry process for potential claimants and addressing various discovery issues. In December 2020, the court dismissed the master complaints as to PPI and other defendants with leave to amend certain claims. Certain plaintiffs, including a third-party payer pursuing class action claims, appealed the dismissal orders. PPI was dismissed from the third-party payer appeal in September 2022. In November 2022, the U.S. Court of Appeals for the Eleventh Circuit (Eleventh Circuit) affirmed the dismissal of the third-party payer complaint and dismissed the other appeals on procedural grounds.

In February 2021, various other plaintiffs filed an amended master personal injury complaint, a consolidated amended consumer economic loss class action complaint and a consolidated medical monitoring class action complaint. PPI was not named as a defendant in the consumer economic loss complaint or the medical monitoring complaint. In July 2021, the MDL court dismissed all claims in the master complaints as to PPI and other generic defendants with prejudice on federal preemption grounds. In November 2021, the MDL court issued a final judgment as to PPI and other generic defendants.

In December 2022, the MDL court granted summary judgment in favor of certain remaining defendants with respect to five “designated cancers” (bladder, esophageal, gastric, liver and pancreatic), holding that plaintiffs had failed to provide sufficient evidence of causation.

In May 2023, the MDL court issued orders extending its December 2022 summary judgment ruling to all MDL defendants. In July 2023, the MDL court entered an order dismissing plaintiffs’ non-designated cancer claims for failure to produce expert reports. To facilitate entry of these final judgments notwithstanding the automatic stay applicable to PPI, the MDL court entered orders severing PPI in thousands of pending cases on September 26, 2023.

At various times, certain MDL plaintiffs appealed the MDL court’s various orders and judgments, with PPI dismissed from certain of them, and the appeals stayed as to PPI due to the PPI bankruptcy in the remainder. Following the period covered by these Quarterly Financial Statements pursuant to the Plan, on the Effective Date thereof, all ranitidine claims against PPI were discharged and channeled to the applicable trusts. In connection therewith, any potential claims against PPI relating to the prepetition conduct at issue in these remaining appeals were also discharged.

In July 2022, claimants alleging non-designated cancer claims were “exited” from the MDL census registry. Some of these claimants subsequently filed lawsuits in various courts. Following the MDL court’s December 2022 summary judgment order, the MDL court closed the census registry, and the registry-related tolling of the statute of limitations for registry participants remaining in the census registry at the time of its closure expired in April 2023.

As of the Petition Date, the claims against PPI (including new complaints and related appeals) became subject to the automatic stay; PPI was subsequently voluntarily dismissed from several pending matters, including the appeal from the MDL court’s dismissal of the third-party payer class action complaint.

The resolution reached with the UCC, as embodied in the Plan, contemplated the creation and funding of a trust for the benefit of certain unsecured creditors and sub-trusts established thereunder, one of which was established for the benefit of certain ranitidine claimants. As previously noted, prior to or on the Effective Date of the Plan, the establishment and funding of the ranitidine claims-related sub-trust by the Purchaser contemplated under the Plan occurred. In connection therewith, all ranitidine claims against PPI were discharged and channeled to such trust.

Generic Drug Pricing Matters

Since March 2016, various private plaintiffs, state attorneys general and other governmental entities have filed cases against our subsidiary PPI and/or, in some instances, the Company, Generics Bidco I, LLC, DAVA Pharmaceuticals, LLC, DAVA International, LLC, EPI, EHSI and/or PPCI, as well as other pharmaceutical manufacturers and, in some instances, other corporate and/or individual defendants, alleging price-fixing and other anticompetitive conduct with respect to generic pharmaceutical products. These cases, which include proposed class actions filed on behalf of direct purchasers, end-payers and indirect purchaser resellers, as well as non-class action suits, have generally been consolidated and/or coordinated for pretrial proceedings in a federal MDL pending in the U.S. District Court for the Eastern District of Pennsylvania; three cases commenced by writ of summons in Pennsylvania state court are in deferred status. There is also a proposed class action filed in the Federal Court of Canada on behalf of a proposed class of Canadian purchasers.

The various complaints and amended complaints generally assert claims under federal and/or state antitrust law, state consumer protection statutes and/or state common law, and generally seek damages, treble damages, civil penalties, disgorgement, declaratory and injunctive relief, costs and attorneys’ fees. Some claims are based on alleged product-specific conspiracies; other claims allege broader, multiple-product conspiracies. Under their overarching conspiracy theories, plaintiffs generally seek to hold all alleged participants in a particular conspiracy jointly and severally liable for all harms caused by the alleged conspiracy, not just harms related to the products manufactured and/or sold by a particular defendant.

The MDL court has issued various case management and substantive orders, including orders denying certain motions to dismiss in whole or in part, and discovery is ongoing.

As of the Petition Date, the claims against the Company and its subsidiaries in the U.S. became subject to the automatic stay. A similar cessation of litigation activity is in place in Canada. Following the period covered by these Quarterly Financial Statements pursuant to the Plan, on the Effective Date thereof, all such claims against the Debtors were discharged and channeled to the applicable trusts.

In December 2014, our subsidiary PPI received from the Antitrust Division of the DOJ a federal grand jury subpoena issued by the U.S. District Court for the Eastern District of Pennsylvania addressed to “Par Pharmaceuticals.” The subpoena requested documents and information focused primarily on product and pricing information relating to the authorized generic version of Lanoxin® (digoxin) oral tablets and generic doxycycline products, and on communications with competitors and others regarding those products. Prior to the Effective Date of the Plan, we cooperated with the investigation, and following the occurrence of the Effective Date, any potential claims relating to the prepetition conduct at issue in this investigation were discharged.

In May 2018, we and our subsidiary PPCI each received a CID from the DOJ in relation to a U.S. False Claims Act (FCA) investigation concerning whether generic pharmaceutical manufacturers engaged in price-fixing and market allocation agreements, paid illegal remuneration and caused the submission of false claims. Prior to the Effective Date of the Plan, we cooperated with the investigation, and following the occurrence of the Effective Date, any potential claims relating to the prepetition conduct at issue in this investigation were discharged.

The resolution reached with the UCC, as embodied in the Plan, contemplated the creation and funding of a trust for the benefit of certain unsecured creditors and sub-trusts established thereunder, one of which was established for the benefit of certain holders of generic drug pricing claims. As previously noted, prior to or on the Effective Date of the Plan, the establishment and funding of the generic drug pricing claims-related sub-trust by the Purchaser contemplated under the Plan occurred. In connection therewith, all such claims against the Debtors were discharged and channeled to such trust.

Other Antitrust Matters

Beginning in June 2014, multiple alleged purchasers of OPANA® ER sued our subsidiaries EHSI and EPI; Penwest Pharmaceuticals Co. (Penwest), which our subsidiary EPI had acquired; and Impax Laboratories, LLC (formerly Impax Laboratories, Inc. and referred to herein as Impax), alleging among other things violations of antitrust law arising out of an agreement between EPI and Impax to settle certain patent infringement litigation. Some cases were filed on behalf of putative classes of direct and indirect purchasers; others were non-class action suits. The cases were consolidated and/or coordinated in a federal MDL pending in the U.S. District Court for the Northern District of Illinois. The various complaints asserted claims under Sections 1 and 2 of the Sherman Act, state antitrust and consumer protection statutes and/or state common law. Plaintiffs generally sought damages, treble damages, disgorgement of profits, restitution, injunctive relief and attorneys’ fees. In June 2021, the court certified a direct purchaser class and an end-payer class; in August 2021, following an appeal, the district court amended its class certification order to certify a narrower end-payer class. Trial on all plaintiffs’ claims began in June 2022. In July 2022, the jury returned a verdict in favor of EHSI, EPI and Penwest (Impax settled during trial). Later that month, plaintiffs filed a motion for judgment as a matter of law or in the alternative for a new trial. As of the Petition Date, the matter became subject to the automatic stay.

Beginning in February 2009, the U.S. Federal Trade Commission (FTC) and certain private plaintiffs sued our subsidiaries PPCI (since June 2016, EGHI) and/or PPI as well as other pharmaceutical companies alleging violations of antitrust law arising out of the settlement of certain patent litigation concerning the generic version of AndroGel® and seeking damages, treble damages, equitable relief and attorneys’ fees and costs. The cases were consolidated and/or coordinated for pretrial proceedings in a federal MDL pending in the U.S. District Court for the Northern District of Georgia. In May 2016, plaintiffs representing a putative class of indirect purchasers voluntarily dismissed their claims with prejudice. In February 2017, the FTC voluntarily dismissed its claims against EGHI with prejudice. In June 2018, the MDL court granted in part and denied in part various summary judgment and evidentiary motions filed by defendants. In particular, among other things, the court rejected two of the remaining plaintiffs’ causation theories and rejected damages claims related to AndroGel® 1.62%. In July 2018, the court denied certain plaintiffs’ motion for certification of a direct purchaser class. Between November 2019 and April 2021, PPI and PPCI entered into settlement agreements with all of the plaintiffs remaining in the MDL. The settlement agreements were solely by way of compromise and settlement and were not in any way an admission of wrongdoing, fault or liability of any kind. Separately, in August 2019, several alleged direct purchasers filed suit against PPI and other pharmaceutical companies in the U.S. District Court for the Eastern District of Pennsylvania asserting claims substantially similar to those asserted in the MDL, as well as additional claims against other defendants relating to other alleged conduct. As of the Petition Date, the claims against PPI became subject to the automatic stay.

Beginning in May 2018, multiple complaints were filed in the U.S. District Court for the Southern District of New York against PPI, EPI and/or us, as well as other pharmaceutical companies, alleging violations of antitrust law arising out of the settlement of certain patent litigation concerning the generic version of Exforge® (amlodipine/valsartan). Some cases were filed on behalf of putative classes of direct and indirect purchasers; others are non-class action suits. The various complaints assert claims under Sections 1 and 2 of the Sherman Act, state antitrust and consumer protection statutes and/or state common law. Plaintiffs generally seek damages, treble damages, equitable relief and attorneys’ fees and costs. In September 2018, the putative class plaintiffs stipulated to the dismissal without prejudice of their claims against EPI and us; the retailer plaintiffs later did the same. PPI filed a partial motion to dismiss certain claims in September 2018; the court granted the motion in August 2019. In March 2022, the putative class plaintiffs filed motions for class certification. In May 2022, defendants filed motions for summary judgment. As of the Petition Date, the claims against PPI became subject to the automatic stay. In January 2023, certain direct purchaser plaintiffs dismissed their claims against PPI, EPI and us with prejudice and, in February 2023, certain indirect purchaser plaintiffs agreed to do the same. In July 2023, the court dismissed the remaining claims filed against PPI, EPI and us.

Beginning in August 2019, multiple complaints were filed in the U.S. District Court for the Southern District of New York against PPI and other pharmaceutical companies alleging violations of antitrust law arising out the settlement of certain patent litigation concerning generic versions of Seroquel XR® (extended-release quetiapine fumarate). The claims against PPI are based on allegations that PPI entered into an exclusive acquisition and license agreement with Handa Pharmaceuticals, LLC (Handa) in 2012 pursuant to which Handa assigned to PPI certain rights under a prior settlement agreement between Handa and AstraZeneca resolving certain patent litigation. Some cases were filed on behalf of putative classes of direct and indirect purchasers; others are non-class action suits. The various complaints assert claims under Sections 1 and 2 of the Sherman Act, state antitrust and consumer protection statutes and/or state common law. Plaintiffs generally seek damages, treble damages, equitable relief and attorneys’ fees and costs. In August 2020, the litigation was transferred to the U.S. District Court for the District of Delaware. In July 2022, the court dismissed certain claims asserted under state law but otherwise denied defendants’ motions to dismiss. As of the Petition Date, the claims against PPI became subject to the automatic stay.

Beginning in June 2020, multiple complaints were filed against Jazz Pharmaceuticals plc (Jazz) and other pharmaceutical companies, including PPI, alleging violations of state and/or federal antitrust laws in connection with the settlement of certain patent litigation concerning generic versions of Xyrem® (sodium oxybate). Some cases were filed on behalf of putative classes of indirect purchasers; others are non-class action suits. The cases have generally been consolidated and/or coordinated for pretrial proceedings in a federal MDL pending in the U.S. District Court for the Northern District of California; Aetna Inc. (Aetna) filed a similar case in May 2022 in California state court. The various complaints allege that Jazz entered into a series of “reverse-payment” settlements, including with PPI, to delay generic competition for Xyrem® and assert claims under Sections 1 and 2 of the Sherman Act, Section 16 of the Clayton Act, state antitrust and consumer protection statutes and/or state common law. Plaintiffs generally seek damages, treble damages, equitable relief and attorneys’ fees and costs. In April 2021, the defendants moved to dismiss the MDL complaints that had been filed as of that time. In August 2021, the MDL court issued an order dismissing certain aspects of the plaintiffs’ claims but otherwise denying the motions to dismiss. In July 2022, PPI, among others, filed a motion to quash the Aetna action for lack of personal jurisdiction; the defendants also filed a demurrer, motion to strike and motion to stay Aetna’s action. As of the Petition Date, the claims against PPI became subject to the automatic stay. In December 2022, the California state court overseeing the Aetna action granted the motion to quash for lack of personal jurisdiction and, in January 2023, Aetna filed an amended complaint that did not name PPI as a defendant.

In August 2021, a putative class action complaint was filed in the U.S. District Court for the Eastern District of Pennsylvania against Takeda Pharmaceuticals USA Inc., EPI, PPI and others, alleging violations of federal antitrust law in connection with the settlement of certain patent litigation related to generic versions of Colcrys® (colchicine). In particular, the complaint alleged, among other things, that a distribution agreement between Takeda Pharmaceuticals USA Inc. and PPI, with respect to an authorized generic, was in effect an output restriction conspiracy; the plaintiffs asserted claims under Section 1 and Section 2 of the Sherman Act and sought damages, treble damages and attorneys’ fees and costs. In November 2021, the plaintiffs dismissed all claims against EPI and in December 2021, the court dismissed the complaint for failure to state a claim. In January 2022, the plaintiffs filed an amended complaint. In February 2022, the defendants filed a motion to dismiss the amended complaint, which the court granted in part and denied in part in March 2022. As of the Petition Date, the claims against PPI became subject to the automatic stay. In September 2022, the plaintiffs voluntarily dismissed all claims against PPI with prejudice, and PPI agreed to provide certain limited discovery as a non-party. In March 2023, the court denied the plaintiffs’ motion for class certification. In April 2023, the court authorized the filing of an amended complaint adding certain additional plaintiffs and combining the litigation with the proceedings from which PPI was dismissed; the amended complaint named PPI as a defendant. In September 2023, the court entered an order dismissing the case.

In January 2021, the FTC filed a lawsuit in the U.S. District Court for the District of Columbia against us, EPI, Impax Laboratories, LLC and Amneal Pharmaceuticals, Inc., generally alleging that the 2017 settlement of a contract dispute between EPI and Impax (now Amneal) constituted unfair competition in violation of Section 5(a) of the FTC Act. The complaint generally sought injunctive and equitable monetary relief. In April 2021, the defendants filed motions to dismiss, which the court granted in March 2022. The FTC filed a notice of appeal in May 2022. Briefing on the appeal has concluded and oral argument took place in May 2023. The dismissal was affirmed on appeal in September 2023.

The resolution reached with UCC, as embodied in the Plan, contemplated the creation and funding of a trust for the benefit of certain unsecured creditors and sub-trusts established thereunder, one of which was established for the benefit of certain antitrust claimants. As previously noted, prior to or on the Effective Date of the Plan, the establishment and funding of the antitrust claims-related sub-trust contemplated under the Plan occurred. In connection therewith, all antitrust claims against the Debtors were discharged and channeled to such trust.

Securities Litigation

In June 2020, a putative class action entitled Benoit Albiges v. Endo International plc, Paul V. Campanelli, Blaise Coleman, and Mark T. Bradley was filed in the U.S. District Court for the District of New Jersey by an individual shareholder on behalf of himself and all similarly situated shareholders. The lawsuit alleged violations of Section 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder relating to the marketing and sale of opioid medications and DFS’s administrative action against the Company, EPI, EHSI, PPI and PPCI. In September 2020, the court appointed Curtis Laakso lead plaintiff in the action. In November 2020, the plaintiffs filed an amended complaint that among other things added Matthew J. Maletta as a defendant. In January 2021, the defendants filed a motion to dismiss, which the court granted in August 2021. In November 2021, the plaintiffs filed a second amended complaint, which among other things added allegations about discovery issues in certain opioid-related lawsuits. In January 2022, the defendants moved to dismiss the second amended complaint. As of the Petition Date, the claims against the Company became subject to the automatic stay. In August 2022, the court granted the motion and dismissed the case with prejudice. Due to the automatic stay, the plaintiffs’ time to appeal the dismissal as to the Company was tolled. However, following the period covered by these Quarterly Financial Statements, pursuant to the Plan, on the Effective Date thereof, all prepetition claims against the Debtors, including any claims or rights to appeal relating to this action, were discharged and channeled to the applicable trusts or otherwise administered in accordance with the Plan. The automatic stay does not apply to the individual defendants, and the plaintiffs’ time to appeal the ruling as to those defendants has run.

Miscellaneous Government Investigations

In March 2022, EPI received a CID from the Texas Attorney General’s office seeking documents and information related to hormone blocker products. This followed the Texas Attorney General’s December 2021 announcement of an investigation into whether EPI and AbbVie Inc. had advertised or promoted such products, including SUPPRELIN® LA and VANTAS®, for unapproved uses. Prior to the Effective Date of the Plan, we cooperated with the investigation, and following the occurrence of the Effective Date, any potential claims relating to the prepetition conduct at issue in this investigation were discharged.

Patent Matters

In January 2023, PSP LLC, PPI and Endo Par Innovation Company, LLC (EPIC) received a notice letter from Baxter Healthcare Corporation (Baxter) pursuant to 505(b)(3)(B)-(D) of the U.S. Federal Food, Drug, and Cosmetic Act (FFDCA) of its New Drug Application (NDA) submitted under 21 U.S.C. §355(b)(2) seeking U.S. Food and Drug Administration (FDA) approval for vasopressin injection products in 20 units/100 ml and 40 units/100 ml strengths. In March 2023, PSP LLC, PPI and EPIC filed a complaint against Baxter in the U.S. District Court for the District of Delaware asserting infringement of three patents. These patents are not listed in the Approved Drug Products with Therapeutic Equivalence Evaluations (Orange Book); therefore, the patent infringement suit does not trigger a 30-month stay on FDA approval of Baxter’s NDA. On October 4, 2023, PSP LLC, PPI and EPIC filed a motion for a preliminary injunction/temporary restraining order after the FDA approved Baxter’s NDA in late September 2023. The preliminary injunction hearing was held on October 27, 2023. On November 3, 2023, the magistrate judge issued a report and recommendation recommending the court: (i) deny the motion for preliminary injunction/temporary restraining order; and (ii) deny Baxter’s motion for judgment on the pleadings. The District Court entered its final order on March 12, 2024. The trial is set for October 2025.

In September 2023, PSP LLC, PPI and EPIC received a notice letter from Long Grove Pharmaceuticals, LLC (Long Grove) pursuant to 505(b)(3)(B)-(D) of the FFDCA of its NDA submitted under 21 U.S.C. §355(b)(2) seeking FDA approval for vasopressin injection products in 20 units/100 ml, 40 units/100 ml, and 50 units/50ml strengths. In December 2023, PSP LLC, PPI and EPIC filed a complaint against Long Grove in the U.S. District Court for the District of Delaware asserting infringement of two patents. These patents are not listed in the Orange Book; therefore, the patent infringement suit does not trigger a 30-month stay on FDA approval of Long Grove’s NDA. In April 2024, Long Grove filed a 12(c) motion for judgment of non-infringement.

Other Proceedings and Investigations

Proceedings similar to those described above may also be brought in the future. Additionally, we are involved in, or have been involved in, arbitrations or various other proceedings that arise in the normal course of our business. We cannot predict the timing or outcome of these other proceedings. Currently, neither we nor our subsidiaries are involved in any other proceedings that we expect to have a material effect on our business, financial condition, results of operations and cash flows.

NOTE 15. OTHER COMPREHENSIVE (LOSS) INCOME

During the three months ended March 31, 2024 and 2023, there were no tax effects allocated to any component of Other comprehensive (loss) income and there were no reclassifications out of Accumulated other comprehensive loss. Substantially all of the Company’s Accumulated other comprehensive loss balances at March 31, 2024 and December 31, 2023 consist of Foreign currency translation loss.

NOTE 16. SHAREHOLDERS’ DEFICIT

The following table presents a reconciliation of the beginning and ending balances in Total shareholders’ deficit for the three months ended March 31, 2024 (in thousands):

	Euro Deferred Shares	Ordinary Shares	Additional Paid- in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Deficit
BALANCE, DECEMBER 31, 2023	$44	$24	$8,980,561	$(15,354,427)	$(223,762)	$(6,597,560)
Net loss	—	—	—	(154,230)	—	(154,230)
Other comprehensive loss	—	—	—	—	(2,924)	(2,924)
Other	(1)	—	—	—	—	(1)

BALANCE, MARCH 31, 2024	$43	$24	$8,980,561	$(15,508,657)	$(226,686)	$(6,754,715)

The following table presents a reconciliation of the beginning and ending balances in Total shareholders’ deficit for the three months ended March 31, 2023 (in thousands):

	Euro Deferred Shares	Ordinary Shares	Additional Paid- in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Deficit
BALANCE, DECEMBER 31, 2022	$43	$24	$8,969,322	$(12,904,620)	$(226,941)	$(4,162,172)
Net loss	—	—	—	(3,279)	—	(3,279)
Other comprehensive income	—	—	—	—	607	607
Compensation related to share-based awards	—	—	11,240	—	—	11,240
Other	—	—	(1)	—	—	(1)

BALANCE, MARCH 31, 2023	$43	$24	$8,980,561	$(12,907,899)	$(226,334)	$(4,153,605)

Share-Based Compensation

On March 3, 2023, in connection with the Company’s ongoing bankruptcy proceedings, the Company took action to reject all outstanding award agreements associated with stock options and stock awards. In connection with the rejection of these agreements, the Company recorded a charge of approximately $9.2 million during the first quarter of 2023 to recognize all remaining unrecognized compensation cost associated with these agreements. The Company recognized share-based compensation expense, inclusive of the charge described above, of $11.2 million during the three months ended March 31, 2023.

NOTE 17. OTHER EXPENSE (INCOME), NET

The components of Other expense (income), net for the three months ended March 31, 2024 and 2023 are as follows (in thousands):

	Three Months Ended March 31,
	2024	2023
Net gain on sale of business and other assets (1)	$(178)	$(527)
Foreign currency loss, net (2)	165	117
Net loss from our investments in the equity of other companies (3)	5	122
Other miscellaneous, net (4)	5,763	163

Other expense (income), net	$5,755	$(125)

(1)	Amounts primarily relate to the sales of certain intellectual property rights and certain other assets.
(2)	Amounts relate to the remeasurement of the Company’s foreign currency denominated assets and liabilities.
(3)	Amounts relate to the income statement impacts of our investments in the equity of other companies, including investments accounted for under the equity method.
(4)

The amount for the three months ended March 31, 2024 primarily relates to a charge of approximately $6 million associated with the rejection of an executory contract, which was approved by the Bankruptcy Court in February 2024.

NOTE 18. INCOME TAXES

The following table displays our (Loss) income from continuing operations before income tax, Income tax expense and Effective tax rate for the three months ended March 31, 2024 and 2023 (dollars in thousands):

	Three Months Ended March 31,
	2024	2023
(Loss) income from continuing operations before income tax	$(145,952)	$2,950
Income tax expense	$7,882	$5,773
Effective tax rate	(5.4)%	195.7%

The change in Income tax expense for the three months ended March 31, 2024 compared to the prior year period primarily relates to an increase in accrued interest on uncertain tax positions, 2024 discrete tax benefit related to Canadian uncertain tax positions and changes in geographic mix of pre-tax earnings.

As previously disclosed, Endo International plc concluded that there was substantial doubt about its ability to continue as a going concern within one year after the date of issuance of the Condensed Consolidated Financial Statements included in the Second-Quarter 2022 Form 10-Q. We considered this in determining that certain net deferred tax assets were no longer more likely than not realizable.

The Company maintained a full valuation allowance against the net deferred tax assets in the U.S., Luxembourg, Ireland and certain other foreign tax jurisdictions as of March 31, 2024. As highlighted below, following the period covered by these Quarterly Financial Statements, pursuant to Plan, on the Effective Date thereof, no U.S. federal income net operating losses, tax credits or other U.S. federal income tax attributes shall succeed to any member of the Endo, Inc. group. It is likely that in the future there will be sufficient positive evidence to release a portion or all of the valuation allowance. Release of these valuation allowances would result in a benefit to income tax expense for the period the release is recorded, which could have a material impact on net earnings. The timing and amount of the potential valuation allowance release are subject to significant management judgment and prospective earnings.

On June 3, 2020, in connection with the IRS’s examination of our U.S. income tax return for the fiscal year ended December 31, 2015 (2015 Return), we received an acknowledgement of facts (AoF) from the IRS related to transfer pricing positions taken by Endo U.S., Inc. and its subsidiaries (Endo U.S.). The AoF asserted that Endo U.S. overpaid for certain pharmaceutical products that it purchased from certain non-U.S. related parties and proposed a specific adjustment to our 2015 U.S. income tax return position. On September 4, 2020, we received a Form 5701 Notice of Proposed Adjustment (NOPA) that is consistent with the previously disclosed AoF. We believe that the terms of the subject transactions are consistent with comparable transactions for similarly situated unrelated parties, and we have contested the proposed adjustment. While the NOPA was not material to our business, financial condition, results of operations or cash flows, the IRS could seek to apply its position to subsequent tax periods, following the Effective Date of the Plan, and propose similar adjustments. The aggregate impact of these adjustments, if sustained, could have had a material adverse effect on our business, financial condition, results of operations and cash flows. As highlighted below, following the period covered by these Quarterly Financial Statements, pursuant to the Plan, on the Effective Date thereof, these claims against the Debtors were discharged and administered in accordance with the Plan.

In connection with the IRS’s examination of our 2015 Return, on December 31, 2020, the IRS issued a Technical Advice Memorandum (TAM) regarding the portion of our 2015 net operating loss (NOL) that we believe qualifies as a specified product liability loss (SLL). The TAM concurred in part with our positions on the 2015 Return but disagreed with our position that the AMS worthless stock loss qualifies as an SLL. In April 2021, we received draft NOPAs from the IRS consistent with the TAM. As highlighted below, following the period covered by these Quarterly Financial Statements, pursuant to the Plan, on the Effective Date thereof, these claims against the Debtors were discharged and administered in accordance with the Plan.

Bankruptcy-Related Developments

In connection with our bankruptcy proceedings, the IRS has filed multiple proofs of claim against several of the Debtors. The total amount of the asserted claims filed by the IRS, which relate to tax years ended 2006 through 2014, 2016 through 2018 and 2020 through 2021, was approximately $20 billion. A number of the claims were in respect of the same proposed tax liability but are filed against multiple subsidiary members of our U.S. consolidated tax groups. After excluding the repetitive claims filed to different members of our U.S. consolidated tax groups, the net claims were approximately $4 billion. In general, the claims primarily related to the IRS’s challenges of our historic tax positions for certain intercompany arrangements, including the level of profit earned by our U.S. subsidiaries pursuant to such arrangements, and a product liability loss carryback claim. As highlighted below, following the period covered by these Quarterly Financial Statements, pursuant to the Plan, on the Effective Date thereof, these claims against the Debtors were discharged and administered in accordance with the Plan.

The IRS’s claims and uncertain tax positions related to the historical federal income tax positions not specifically challenged by the IRS, as well as certain federal income tax related claims that arose during the Chapter 11 Cases and as a result of the consummation of the Plan, were resolved in accordance with the U.S. Government Economic Settlement which became effective on the Effective Date of the Plan. The claims brought against the Debtors by the IRS were deemed to be, in part, an allowed unsubordinated priority claim and, in part, an allowed, unsubordinated general unsecured claim, each in such amount equal to the settlement amounts to be received by the IRS as allocated by the U.S. Government.

NOTE 19. NET LOSS PER SHARE

The following is a reconciliation of the numerator and denominator of basic and diluted net loss per share for the three months ended March 31, 2024 and 2023 (in thousands):

	Three Months Ended March 31,
	2024	2023
Numerator:
Loss from continuing operations	$(153,834)	$(2,823)
Loss from discontinued operations, net of tax	(396)	(456)

Net loss	$(154,230)	$(3,279)

Denominator:
For basic per share data—weighted average shares	235,220	235,216
Dilutive effect of ordinary share equivalents	—	—

For diluted per share data—weighted average shares	235,220	235,216

Basic per share amounts are computed based on the weighted average number of ordinary shares outstanding during the period. Diluted per share amounts are computed based on the weighted average number of ordinary shares outstanding and, if there is net income from continuing operations during the period, the dilutive effect of ordinary share equivalents outstanding during the period.

The dilutive effect of ordinary share equivalents, if any, is measured using the treasury stock method.

On March 3, 2023, in connection with the Company’s ongoing bankruptcy proceedings, the Company took action to reject all outstanding award agreements associated with stock options and stock awards.

NOTE 20. CONDENSED COMBINED DEBTOR-IN-POSSESSION FINANCIAL INFORMATION

The financial statements included in this Note represent the unaudited Condensed Combined Financial Statements of the Debtors only, which include Endo International plc and most of its wholly-owned subsidiaries, except for its Indian subsidiaries and certain subsidiaries associated with the Company’s former Astora business. These statements reflect the results of operations, financial position and cash flows of the combined Debtors, including certain amounts and activities between Debtors and Non-Debtor Affiliates of the Company that are eliminated in the Condensed Consolidated Financial Statements.

CONDENSED COMBINED BALANCE SHEETS (UNAUDITED)

(Dollars in thousands)

	March 31, 2024	December 31, 2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$607,459	$735,927
Restricted cash and cash equivalents	164,580	81,806
Accounts receivable, net	352,217	375,613
Inventories, net	226,915	219,230
Prepaid expenses and other current assets	84,997	68,245
Income taxes receivable	7,085	7,715
Receivables from Non-Debtor Affiliates	106,915	100,829

Total current assets	$1,550,168	$1,589,365

PROPERTY, PLANT AND EQUIPMENT, NET	247,175	250,286
OPERATING LEASE ASSETS	16,968	19,002
GOODWILL	1,352,011	1,352,011
OTHER INTANGIBLES, NET	1,415,208	1,477,883
INVESTMENTS IN NON-DEBTOR AFFILIATES	51,210	48,253
RECEIVABLES FROM NON-DEBTOR AFFILIATES	255,571	258,445
OTHER ASSETS	52,461	134,224

TOTAL ASSETS	$4,940,772	$5,129,469

LIABILITIES AND DEFICIT
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$467,986	$510,697
Current portion of operating lease liabilities	253	248
Income taxes payable	1,583	181
Payables to Non-Debtor Affiliates	15,348	14,419

Total current liabilities	$485,170	$525,545

DEFERRED INCOME TAXES	17,707	16,248
OPERATING LEASE LIABILITIES, LESS CURRENT PORTION	662	750
OTHER LIABILITIES	78,596	74,223
LIABILITIES SUBJECT TO COMPROMISE	11,103,258	11,095,868
TOTAL DEFICIT	(6,744,621)	(6,583,165)

TOTAL LIABILITIES AND DEFICIT	$4,940,772	$5,129,469

CONDENSED COMBINED STATEMENTS OF OPERATIONS (UNAUDITED)

(Dollars in thousands)

	Three Months Ended March 31,
	2024	2023
TOTAL REVENUES, NET	$419,801	$515,230
COSTS AND EXPENSES:
Cost of revenues	209,573	233,890
Selling, general and administrative	127,684	149,126
Research and development	28,215	29,760
Acquired in-process research and development	750	—
Litigation-related and other contingencies, net	—	15,200
Asset impairment charges	3,550	146
Acquisition-related and integration items, net	621	397
Interest income, net	(2,921)	(2,738)
Reorganization items, net	203,046	85,352
Other expense, net	5,846	(714)

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX	$(156,563)	$4,811

INCOME TAX EXPENSE	7,744	5,657

LOSS FROM CONTINUING OPERATIONS	$(164,307)	$(846)

DISCONTINUED OPERATIONS, NET OF TAX	(396)	(456)

NET LOSS ATTRIBUTABLE TO DEBTOR ENTITIES	$(164,703)	$(1,302)

EQUITY IN LOSS OF NON-DEBTOR AFFILIATES, NET OF TAX	(318)	(1,616)

NET LOSS	$(165,021)	$(2,918)

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

(Dollars in thousands)

	Three Months Ended March 31,
	2024	2023
NET LOSS	$(165,021)	$(2,918)
OTHER COMPREHENSIVE (LOSS) INCOME:
Net unrealized (loss) gain on foreign currency	$(2,924)	$607

Total other comprehensive (loss) income	$(2,924)	$607

COMPREHENSIVE LOSS	$(167,945)	$(2,311)

CONDENSED COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Dollars in thousands)

	Three Months Ended March 31,
	2024	2023
OPERATING ACTIVITIES:
Net cash provided by operating activities (1)	$33,155	$60,332
INVESTING ACTIVITIES:
Capital expenditures, excluding capitalized interest	(12,602)	(23,385)
Proceeds from the U.S. Government Cooperative Agreement	5,324	8,938
Acquisitions, including in-process research and development, net of cash and restricted cash acquired	(750)	—
Proceeds from sale of business and other assets	1,565	978
Disbursements for loans made to Non-Debtor Affiliates	(6,724)	(4,000)

Net cash used in investing activities	$(13,187)	$(17,469)

FINANCING ACTIVITIES:
Adequate protection payments	(150,533)	(142,875)
Repayments of other indebtedness	(1,810)	(1,633)
Payments for contingent consideration	(976)	(207)
Non-debtor investment	3,245	—

Net cash used in financing activities	$(150,074)	$(144,715)

Effect of foreign exchange rate	(588)	226

NET DECREASE IN CASH, CASH EQUIVALENTS, RESTRICTED CASH AND RESTRICTED CASH EQUIVALENTS	$(130,694)	$(101,626)

CASH, CASH EQUIVALENTS, RESTRICTED CASH AND RESTRICTED CASH EQUIVALENTS, BEGINNING OF PERIOD	902,733	1,136,259

CASH, CASH EQUIVALENTS, RESTRICTED CASH AND RESTRICTED CASH EQUIVALENTS, END OF PERIOD	$772,039	$1,034,633

(1)

The difference between the amount of Net cash provided by operating activities included in the table above and the amount of Net cash provided by operating activities included in the Condensed Consolidated Statements of Cash Flows for the same period primarily relates to the fact that the table above: (i) excludes the operating cash flows of our Non-Debtor Affiliates, which are included in the Condensed Consolidated Statements of Cash Flows, and (ii) includes the effects of the operating cash flows of the Debtors with the Non-Debtor Affiliates, which are eliminated in the Condensed Consolidated Statements of Cash Flows.

12,617,501 Shares of Common Stock

ENDO, INC.

Prospectus

     , 2024

Through and including      , 2024 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by the registrant in connection with this registration statement and the listing of the registrant’s shares of common stock. All amounts shown are estimates, except for the SEC registration fee and the exchange listing fee.

Amount Paid or to Be Paid
SEC registration fee	$53,039.53
Custodian, transfer agent and registrar fees and expenses	—
Printing and engraving expenses	400,000.00
Legal fees and expenses	750,000.00
Accounting fees and expenses	1,350,000.00
Other advisor fees and expenses	—
Miscellaneous expenses	—

Total	$2,553,039.53

Item 14. Indemnification of Directors and Officers

Delaware law authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ and officers’ fiduciary duties as directors or officers, as applicable, and our amended and restated certificate of incorporation includes such an exculpation provision. Our amended and restated bylaws includes provisions that indemnify, to the fullest extent allowable under the Delaware General Corporation Law, or DGCL, the personal liability of directors or officers for monetary damages for actions taken as our director or officer, or for serving at our request as a director, officer, employee or agent at another corporation or enterprise, as the case may be. Our amended and restated bylaws also provides that we must indemnify and advance expenses to our directors, officers and employees, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL.

The limitation of liability and indemnification provisions that are included in our amended and restated certificate of incorporation and our amended and restated bylaws, respectively, may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification is sought.

Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities arising under the Securities Act.

We have retained directors and officers indemnification insurance coverage, within the limits and subject to the terms and conditions thereof, will cover certain expenses and liabilities that may be incurred by directors and officers in connection with proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as our director or officer. This insurance covers non-employee directors and officers individually.

We intend to enter into an indemnification agreement with each of our executive officers and directors that will provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Item 15. Recent Sale of Unregistered Securities

On the Effective Date, and subject to applicable rounding by the Depository Trust Company, or DTC, pursuant to the Plan (capitalized terms used in this section have the meanings ascribed to them in the Plan), we issued the following shares of our common stock:

•	32,973,580 shares of our common stock issued to Claimholders in cancellation of their Claims;

•

244,480 shares of our common stock deposited in escrow with a third-party escrow agent, or the Escrowed Equity, with such Escrowed Equity to be distributed to holders of Allowed Second Lien Deficiency Claims and Allowed Unsecured Notes Claims in accordance with the “Net Debt Equity Split Adjustment” under the Plan.

•	25,813,999 shares of our common stock issued to holders of Allowed First Lien Claims who participated in the First Lien Rights Offering;

•	828,052 shares of our common stock issued to the First Lien Backstop Parties in connection with the First Lien Rights Offering pursuant to the First Lien BCA;

•	2,810,138 shares of our common stock issued to the First Lien Backstop Parties in satisfaction of the claims represented by the First Lien Backstop Premium owed pursuant to the First Lien BCA;

•	33,623 shares of our common stock issued to holders of Allowed Second Lien Deficiency Claims and Allowed Unsecured Notes Claims who participated in the GUC Rights Offering;

•	12,446,911 shares of our common stock issued to the GUC Backstop Parties in connection with the GUC Rights Offering pursuant to the GUC BCA; and

•	1,249,217 shares of our common stock issued to the GUC Backstop Parties in satisfaction of the claims represented by the GUC Backstop Premium owed pursuant to the GUC BCA.

The shares of our common stock issued pursuant to the Plan were issued pursuant to the exemption from the registration requirements of the Securities Act under section 1145 of the Bankruptcy Code and, to the extent such exemption was unavailable, in reliance on the exemption provided by Section 4(a)(2) under the Securities Act and/or Regulation D or Regulation S thereunder. The Rights Offerings raised a total of $500,321,000 in cash consideration, of which $474,781,298.74 was disbursed to Endo, Inc. on April 23, 2024 for general corporate purposes.

On April 23, 2024, Endo Finance Holdings, Inc. issued $1,000.0 million aggregate principal amount of 8.500% senior secured notes due 2031 in a private offering to qualified institutional buyers pursuant to Rule 144A and outside the United States to non-U.S. persons pursuant to Regulation S. The offering of the 2031 Notes was part of the Exit Financing Debt incurred in connection with the consummation of the Plan and was used, together with the proceeds of the New Term Facility under the New Credit Agreement, the Rights Offerings and cash on hand (including certain restricted cash), to, among other things, acquire substantially all of the assets of the Debtors and certain non-debtor affiliates, which sale proceeds the Debtors used to (i) make settlement payments under the Plan to the various trust beneficiaries and the U.S. federal government, (ii) make distributions of cash to holders of first lien claims and (iii) pay certain professional fees.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

The following documents are filed as exhibits to this registration statement.

Exhibit No.	Description of Exhibit

2.1	Fourth Amended Joint Chapter 11 Plan of Reorganization of Endo International plc and its Affiliated Debtors.

2.2#	Agreement and Plan of Merger, dated as of October 19, 2020, by and among BioSpecifics Technologies Corp., Endo International plc, and Beta Acquisition Corp.

2.3#	Purchase and Sale Agreement, dated as of April 14, 2024, among Endo Enterprise, Inc., Endo USA, Inc. and Paladin Pharma Inc., as the buyers, and Endo International plc and the other sellers, as defined therein, as the sellers.

3.1	Amended and Restated Certificate of Incorporation.

3.2	Amended and Restated Bylaws.

4.1.1	Specimen Common Stock Certificate (Unrestricted).

4.1.2	Specimen Common Stock Certificate (144A).

4.1.3	Specimen Common Stock Certificate (Reg S).

4.1.4	Specimen Common Stock Certificate (Accredited Investor).

4.2	Indenture, dated as of April 23, 2024, among Endo Finance Holdings, Inc., as the issuer, Endo, Inc., as parent guarantor, each of the other subsidiary guarantors party thereto and Computershare Trust Company, National Association, as trustee and notes collateral agent (including form of 8.500% Senior Secured Notes due 2031).

4.2.1	First Supplemental Indenture, dated as of May 23, 2024, among Endo Finance Holdings, Inc., as the issuer, and Computershare Trust Company, National Association, as trustee.

4.3#	Credit Agreement, dated as of April 23, 2024, among Endo Finance Holdings, Inc., as the borrower, Endo, Inc., as parent guarantor, the lenders from time to time party thereto and Goldman Sachs Bank USA, as administrative agent, collateral agent, issuing bank and swingline lender.

5.1*	Legal Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

10.1#	First Lien Intercreditor Agreement, dated as of April 23, 2024, among Endo, Inc., Endo Finance Holdings, Inc., the other grantors party thereto, Goldman Sachs Bank USA, as bank collateral agent, Computershare Trust Company, National Association, as notes collateral agent.

10.2	Stockholders’ Agreement, dated April 23, 2024, among Endo, Inc. and the stockholders of Endo, Inc.

10.3	Supply Agreement, dated June 26, 2008, between Auxilium and Hollister-Stier Laboratories LLC.

10.4+	Endo, Inc. Non-Employee Director Compensation Policy.

10.5*+	Endo, Inc. Director Deferred Compensation Plan.

10.6+	Endo, Inc. 2024 Stock Incentive Plan.

10.7*+	Form of Employee RSU Award Notice under Endo, Inc.’s 2024 Stock Incentive Plan.

10.8*+	Form of Director RSU Award Notice under Endo, Inc.’s 2024 Stock Incentive Plan.

Exhibit No.	Description of Exhibit

10.9*+	Form of Employee PSU Award Notice under Endo, Inc.’s 2024 Stock Incentive Plan.

10.10*+	Form of Long-Term Cash Award Notice under Endo, Inc.’s 2024 Stock Incentive Plan.

10.11	Form of Director and Officer Indemnification Agreement of Endo, Inc.

10.12+	Executive Employment Agreement between Endo USA, Inc. and Blaise A. Coleman, effective as of May 10, 2024.

10.13+	Executive Employment Agreement between Endo USA, Inc. and Mark T. Bradley, effective as of May 10, 2024.

10.14+	Executive Employment Agreement between Endo USA, Inc. and Matthew J. Maletta, effective as of May 10, 2024.

10.15+	Executive Employment Agreement between Endo USA, Inc. and Patrick A. Barry, effective as of May 10, 2024.

10.16+	Executive Employment Agreement between Endo USA, Inc. and James P. Tursi, M.D., effective as of May 10, 2024.

10.17	Global Settlement Agreement, dated February 28, 2024, by and among the United States of America, Endo, Inc. and Endo International plc.

21.1	List of Subsidiaries of Endo, Inc.

22.1	List of Issuer and Guarantor Subsidiaries of Endo, Inc.

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).

24.1	Power of Attorney (contained on signature page hereto).

107	Filing Fee Table.

*	To be filed by amendment.
+	Management contract or compensatory plan or arrangement.
#

Schedules, exhibits and similar attachments to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

(b) Financial Statements Schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)

to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Malvern, State of Pennsylvania, on July 12, 2024.

ENDO, INC.

By:	/s/ Blaise A. Coleman
Name: Blaise A. Coleman
Title: President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each director whose signature appears below constitutes and appoints Blaise A. Coleman, Mark T. Bradley, Matthew J. Maletta and Brian Morrissey, and each of them, his or her true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments and registration statements filed pursuant to Rule 462(b) and otherwise, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Blaise A. Coleman Blaise A. Coleman	President, Chief Executive Officer and Director (Principal Executive Officer)	July 12, 2024

/s/ Mark T. Bradley Mark T. Bradley	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	July 12, 2024

/s/ Frank B. Raciti Frank B. Raciti	Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	July 12, 2024

/s/ Paul Herendeen Paul Herendeen	Chairperson of the Board of Directors	July 12, 2024

/s/ Paul Efron Paul Efron	Director	July 12, 2024

/s/ Scott Hirsch Scott Hirsch	Director	July 12, 2024

/s/ Sophia Langlois Sophia Langlois	Director	July 12, 2024

/s/ Andrew Pasternak Andrew (Andy) Pasternak	Director	July 12, 2024

/s/ Marc J. Yoskowitz Marc J. Yoskowitz	Director	July 12, 2024